As filed with the Securities and Exchange Commission on December 30, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Form 20-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

KENON HOLDINGS LTD.

(Exact name of registrant as specified in its charter)

Singapore	(Company Registration No. 201406588W) 4911	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1 Temasek Avenue #36-01

Millenia Tower

Singapore 039192

+65 6351 1780

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Copies to:

Scott V. Simpson

James A. McDonald

Skadden, Arps, Slate, Meagher and Flom (UK) LLP

40 Bank Street

London E14 5DS

Telephone: +44 20 7519 7000

Facsimile: +44 20 7519 7070

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares, no par value	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                Accelerated filer   ☐                Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17  ☐        Item 18   ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

INTRODUCTION AND USE OF CERTAIN TERMS

We have prepared this registration statement to register our shares under the Securities Exchange Act of 1934 in connection with the trading of our shares on the New York Stock Exchange, or NYSE. Kenon Holdings Ltd., or Kenon, was formed in the first quarter of 2014 in Singapore to serve as the holding company of businesses to be contributed to Kenon by its parent, Israel Corporation Ltd., or IC, in connection with a spin-off of the following businesses that are currently held by IC:

•	a 100% interest in IC Power Ltd. (“IC Power”), a power generation company with operations in Latin America, the Caribbean and Israel;

•	a 50% interest in Qoros Automotive Co., Ltd. (“Qoros”), an automotive company based in China;

•	a 32% stake in ZIM Integrated Shipping Services, Ltd. (“ZIM”), a global container shipping company that recently completed a financial restructuring with its creditors, reducing IC’s equity interest from 99.7% to 32%;

•	a 30% interest in Tower Semiconductor Ltd. (“Tower”), a NASDAQ and Tel Aviv Stock Exchange, or TASE, listed specialty foundry semiconductor manufacturer; and

•	interests in three businesses in the renewable energy business, including Primus Green Energy, Inc. (“Primus”), an innovative developer of an alternative fuel technology; one of these businesses, Petrotec AG, a German company listed on the Frankfurt Stock Exchange (“Petrotec”), has been recently sold.

We have prepared this registration statement using a number of conventions, which you should consider when reading the information contained herein. In this registration statement, “we,” “us” and “our” shall refer to Kenon, or Kenon and each of our businesses collectively, as the context may require. Additionally, this registration statement uses the following conventions:

•	HelioFocus Ltd., an Israeli company (“HelioFocus”), which is one of IC’s renewable energy businesses;

•	IC Green Energy Ltd., an Israeli company (“IC Green”), which holds IC’s equity interests in each of the renewable energy businesses;

•	IC Power and its operating companies and investments, as the context requires, include the following:

•	AEI Nicaragua Holdings Ltd., a Cayman Islands corporation (“AEI Nicaragua”);

•	Amayo S.A., a Nicaraguan corporation (“Amayo I”);

•	Central Cardones SA, a Chilean corporation (“Central Cardones”);

•	Cerro del Águila S.A., a Peruvian corporation (“CDA”);

•	Compañía Boliviana de Energía Eléctrica, a Canadian corporation (“COBEE”);

•	Compañía de Electricidad de Puerto Plata S.A., a Dominican Republic corporation (“CEPP”);

•	Consorcio Eolico Amayo (Fase II) S.A., a Nicaraguan corporation (“Amayo II”);

•	Edegel S.A.A., a Peruvian corporation listed on the Lima Stock Exchange (Bolsa de Valores de Lima) (“Edegel”);

•	Empresa Energetica Corinto Ltd., a Nicaraguan corporation (“Corinto”);

•	Generandes Peru S.A., a Peruvian corporation (“Generandes”);

•	IC Power Israel Ltd., an Israeli corporation (“ICPI”);

•	Inkia Energy Limited, a Bermudian corporation (“Inkia”);

•	Jamaica Private Power Company, a Jamaican corporation (“JPPC”);

•	Kallpa Generacion S.A., a Peruvian corporation (“Kallpa”);

•	Nejapa Power Company LLC, a Delaware corporation (“Nejapa”);

•	OPC Rotem Ltd., an Israeli corporation (“OPC”);

•	Pedregal Power Company S.de.R.L, a Panamanian corporation (“Pedregal”);

•	Southern Cone Power Peru S.A., a Peruvian corporation (“Southern Cone”);

•	Samay I S.A., a Peruvian corporation (“Samay I”);

•	Surpetroil S.A.S., a Colombian corporation (“Surpetroil”);

•	Termoeléctrica Colmito Ltda., a Chilean corporation (“Colmito”);

•	Tipitapa Power Company Ltd., a Nicaraguan corporation (“Tipitapa Power”);

•	Quantum (2007) LLC, a Delaware limited liability company (“Quantum”), which is the direct owner of our 50% interest in Qoros;

•	“renewable energy businesses” shall refer to each of Primus, Petrotec and HelioFocus, as appropriate;

•	Renewable Energy Group, Inc., a Delaware corporation (“REG”) which will become one of IC’s renewable energy businesses as a result of IC Green’s December 2014 sale of its interest in Petrotec; and

•	“spin-off” shall refer to (i) IC’s proposed contribution to Kenon of its interests in each of IC Power, Qoros, ZIM, Tower, Primus and HelioFocus, as well as other intermediate holding companies related to these entities, and (ii) the concurrent distribution of our issued and outstanding ordinary shares, via a dividend, to IC’s existing shareholders.

Unless otherwise indicated or required by the context, in this registration statement, our disclosure assumes that the consummation of the spin-off has occurred. Although we will not acquire each of our businesses until shortly before the spin-off, the operating and other statistical information with respect to each of our businesses is presented as of December 31, 2013, unless otherwise indicated, as if we owned such businesses as of such date.

FINANCIAL INFORMATION

Under this registration statement, we are applying to register our ordinary shares under the Securities Exchange Act of 1934 and to list our ordinary shares on the NYSE. Concurrently with our listing on the NYSE, we also expect to list our ordinary shares on the TASE. We produce financial statements in accordance with the International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board, or IASB, and all financial information included in this registration statement is presented in accordance with IFRS, except as otherwise indicated. In particular, this registration statement contains certain non-IFRS financial measures which are defined under “Item 3A. Selected Financial Data” and “Item 4B. Business Overview – Our Businesses – IC Power.” In addition, certain financial information relating to Tower, where indicated, has been prepared in accordance with U.S. GAAP.

Our financial statements presented in this registration statement are combined carve-out financial statements. The combined carve-out financial statements included in this registration statement comprise unaudited condensed interim carve-out statements of income, other comprehensive income, changes in parent company investment, and cash flows for the six months ended June 30, 2014 and 2013 and unaudited interim carve-out statements of financial position as of June 30, 2014 and December 31, 2013 and audited combined carve-out statements of income, other comprehensive income, changes in parent company investment, and cash flows for the years ended December 31, 2013 and 2012, and audited combined carve-out statements of financial position as of December 31, 2013, December 31, 2012 and January 1, 2012. These financial statements represent our first publication of financial statements in accordance with IFRS. We present our combined carve-out financial statements in U.S. Dollars, the legal currency of the United States. All references in this registration statement to (i) “dollars”, “$” or “USD” are to U.S. Dollars; (ii) “Singapore Dollars” or “S$” are to the legal currency of Singapore; (iii) “EUR” or “Euro” are to the legal currency of participating member states for the purposes of the European Monetary Union; (iv) “NIS” or “New Israeli Shekel” are to the legal currency of the State of Israel, or Israel; (v) “Peruvian Nuevo Sol” are to the legal currency of Peru; (vi) “Bs” and “Bolivianos” are to the legal currency of Bolivia; (vii) “JPY” or “Japanese Yen” are to the legal currency of Japan; and (viii) “Yuan”, “RMB” or “Chinese Yuan” are to the legal currency of China. We have made rounding adjustments to reach some of the figures included in this registration statement. Consequently, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them. Solely for convenience, this registration statement contains conversions of certain RMB, Euro and New Israeli Shekel amounts into U.S. Dollars at rates of 6.2196:1 RMB/U.S. Dollar, 1.2235:1 U.S. Dollar/Euro and 3.9300:1 NIS/U.S. Dollar, respectively, as of December 19, 2014. These conversions are solely illustrative, and you should not expect that a RMB, Euro, or New Israeli Shekel amount actually represents a stated U.S. Dollar amount or that it could be converted into U.S. Dollars at the rate suggested.

In this registration statement, we also attach unaudited condensed consolidated interim statements of profit or loss and other comprehensive income for Qoros for the six months and three months ended June 30, 2014 and 2013, unaudited condensed consolidated interim statements of changes in equity, and cash flows for Qoros for the six months ended June 30, 2014 and 2013 and unaudited condensed consolidated interim statements of financial position as of June 30, 2014 and December 31, 2013, as well as audited consolidated statements of profit or loss and other comprehensive income, change in equity and cash flows for the years ended December 31, 2013 and 2012, and audited consolidated statements of financial position for Qoros as of December 31, 2013, December 31, 2012 and January 1, 2012, in accordance with Rule 3-09 of Regulation S-X.

NON-IFRS FINANCIAL INFORMATION

In this registration statement, we disclose non-IFRS financial measures, namely EBITDA, Proportionate EBITDA, Net Debt and Proportionate Net Debt, each as defined under “Item 3A. Selected Financial Data” and “Item 4B. Business Overview – Our Businesses – IC Power.” Each of these measures are important measures used by us, and our businesses, to assess financial performance. We believe that the disclosure of EBITDA, Proportionate EBITDA, Net Debt and Proportionate Net Debt provides transparent and useful information to investors and financial analysts in their review of our, or our subsidiaries’ and associated companies’, operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

EXCHANGE RATE INFORMATION

The following tables set forth the historical period-end, average, high and low noon buying rates in New York City for cable transfers in foreign currencies as certified by the Federal Reserve Bank of New York for the U.S. Dollar expressed in RMB per one U.S. Dollar, and U.S. Dollar per one Euro, as applicable, for the periods indicated:

	RMB/U.S. Dollar
Year	Period end	Average rate[1]	High	Low
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537

1.	The average rate is based upon the exchange rate in effect on the last business day of each month.

	RMB/U. S. Dollar
Month	High	Low
June 2014	6.2548	6.2036
July 2014	6.2115	6.1712
August 2014	6.1302	6.1123
September 2014	6.1495	6.1266
October 2014	6.1385	6.1107
November 2014	6.1429	6.1117
December 2014 (up to December 19, 2014)	6.2196	6.1490

	Euro/U.S. Dollar
Year	Period end	Average rate[1]	High	Low
2009	1.4332	1.3955	1.5100	1.2547
2010	1.3269	1.3216	1.4536	1.1959
2011	1.2973	1.4002	1.4875	1.2926
2012	1.3186	1.2909	1.3463	1.2062
2013	1.3779	1.3303	1.3816	1.2774

1.	The average rate is based upon the exchange rate in effect on the last business day of each month.

	Euro/U. S. Dollar
Month	High	Low
June 2014	1.3690	1.3522
July 2014	1.3681	1.3378
August 2014	1.3436	1.3150
September 2014	1.3136	1.2628
October 2014	1.2812	1.2517
November 2014	1.2554	1.2394
December 2014 (up to December 19, 2014)	1.2504	1.2235

The following tables set forth the historical period-end, average, high and low rates, calculated using the daily representative rates, as reported by the Bank of Israel for the U.S. Dollar expressed in NIS per one U.S. Dollar for the periods indicated:

	New Israeli Shekel /U.S. Dollar
Year	Period end	Average rate[1]	High	Low
2009	3.775	3.927	4.256	3.690
2010	3.549	3.732	3.894	3.549
2011	3.821	3.582	3.821	3.363
2012	3.733	3.844	4.084	3.700
2013	3.471	3.360	3.791	3.471

1.	The average rate is based upon the exchange rate in effect on the last business day of each month.

	New Israeli Shekel / U.S. Dollar
Month	High	Low
June 2014	3.476	3.432
July 2014	3.436	3.402
August 2014	3.572	3.415
September 2014	3.695	3.578
October 2014	3.793	3.644
November 2014	3.889	3.782
December 2014 (up to December 19, 2014)	3.994	3.904

MARKET AND INDUSTRY DATA

Unless otherwise indicated, all sources for industry data and statistics are estimates or forecasts contained in or derived from internal or industry sources we believe to be reliable. Market data used throughout this registration statement was obtained from independent industry publications and other publicly available information. Such data, as well as internal surveys, industry forecasts and market research, while believed to be reliable, have not been independently verified. In addition, in certain cases we have made statements in this registration statement regarding the industries in which each of our businesses operate and their position in such industries based upon the experience of our businesses and their individual investigations of the market conditions affecting their respective operations.

Market data and statistics are inherently predictive and speculative and are not necessarily reflective of actual market conditions. Such statistics are based upon market research, which itself is based upon sampling and subjective judgments by both the researchers and the respondents. In addition, the value of comparisons of statistics for different markets is limited by many factors, including that (i) the markets are defined differently, (ii) the underlying information was gathered by different methods and (iii) different assumptions were applied in compiling the data. Accordingly, although we believe and operate as though all market and industry information presented in this registration statement is accurate, the market statistics included in this registration statement should be viewed with caution.

TECHNICAL TERMS

Unless otherwise indicated, statistics provided throughout this registration statement with respect to power generation units are expressed in megawatts, or MW, in the case of the capacity of such power generation units, and in gigawatt hours, or GWh, in the case of the electricity production of such power generation units. One GWh is equal to 1,000 megawatt hours, or MWh, and one MWh is equal to 1,000 kilowatt hours, or KWh. Statistics relating to aggregate annual electricity production are expressed in GWh and are based on a year of 8,760 hours. Unless otherwise indicated, the capacity and generation figures of IC Power provided in this registration statement reflect IC Power’s proportionate interests in each of its businesses. For information on IC Power’s ownership interest in each of its operating companies, see “Item 4B. – Business Overview – Our Businesses – IC Power.”

INFORMATION REGARDING TOWER

Tower is subject to the reporting requirements of the Securities and Exchange Commission, or the SEC, and, as a foreign private issuer, Tower is required to file with the SEC annual reports containing audited financial information, and to furnish to the SEC reports containing any material information that Tower provides to its local securities regulator, investors or stock exchange. Tower’s published financial statements are prepared according to US GAAP. Information related to Tower contained, or referred to, in this registration statement has been derived from Tower’s public filings with the SEC; financial information of Tower in accordance with IFRS has been derived a reconciliation of US GAAP information to IFRS. Although we have a significant equity interest in Tower, we do not control or manage Tower, participate in the preparation of Tower’s public reports or financial statements or have any specific information rights. Any information related to Tower contained, or referred to, in this registration statement is provided to satisfy our obligations under the Exchange Act of 1934. You are encouraged to review Tower’s publicly available filings, which can be found on the SEC’s website at www.sec.gov.

As of September 30, 2014, we own 18 million shares of Tower, representing a 30% equity interest in Tower, assuming the full conversion of Tower’s approximately 5.6 million outstanding capital notes held by Bank Leumi Le-Israel B.M., or Bank Leumi, and Bank Hapoalim, which conversion would result in approximately 60.3 million shares outstanding. Kenon’s equity interest in Tower, based upon the approximately 54.7 million Tower shares currently outstanding, is 33%. Kenon may experience additional dilution of its equity interest in Tower if the holders of Tower’s outstanding convertible bonds, options and warrants convert their bonds and exercise their options or warrants, as applicable. Should all outstanding convertible bonds, options and warrants be converted and exercised, Kenon’s equity interest in Tower, which we refer to as Kenon’s fully-diluted equity interest, would decrease to 18.9%.

INFORMATION REGARDING EDEGEL

Edegel is the largest generator of electricity in Peru, and is listed on the Lima Stock Exchange (Bolsa de Valores de Lima). In April 2014, IC Power entered into an agreement to sell its 21% indirect equity interest in Edegel to Enersis S.A., or Enersis, a subsidiary of Edegel’s indirect controlling shareholder, for $413 million. In August 2014, INDECOPI, the Peruvian antitrust regulator, approved IC Power’s agreement to sell its indirect equity interest in Edegel to Enersis and, in September 2014, IC Power completed the sale of its interest.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements reflecting our current expectations and views of the quality of our assets, our anticipated financial performance, our future growth prospects and the future growth prospects of our businesses the listing and liquidity of our ordinary shares, and other future events. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts, and are principally contained in the sections entitled “Item 3. Key Information,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will,” and similar expressions.

These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our capital commitments with respect to each of our businesses;

•	the listing of our ordinary shares on each of the NYSE and the TASE;

•	our ability to implement, successfully or at all, our strategies for us and for each of our businesses following the spin-off;

•	tax and corporate benefits relating to our incorporation in Singapore;

•	our capital allocation principles, as set forth in “Item 4B. Business Overview – Our Strategy”;

•	the funding requirements, strategies, and business development plans of our businesses, including expectations that our businesses will be able to raise third party debt and/or equity financing to fund their operations as needed, including for the construction or expansion of their operations and/or respective facilities;

•	the potential listing, distribution or monetization of our businesses and the anticipated timing thereof;

•	expected trends in the industries in which each of our businesses operate, including trends relating to the growth of a particular market;

•	fluctuations in the availability and prices of commodities purchased by, or in competition with, our businesses;

•	resolutions of particular litigation and/or regulatory proceedings;

•	with respect to IC Power:

•	the cost and expected timing of completion of existing construction projects and the anticipated business results of such projects;

•	the ability to finance existing, and to source and finance new, development and acquisition projects;

•	its ability to source and enter into long-term power purchase agreements, or PPAs, and turnkey agreements and the amounts to be paid under such agreements;

•	expected increased demand in the Peruvian power generation industry and other markets where we currently operate or may operate in the future; and

•	the potential nationalization of operating assets;

•	with respect to Qoros:

•	the ability to execute its business development plan;

•	Qoros’ ability to secure third-party debt financing to support its operational expansion and development;

•	Qoros’ ability to increase sales;

•	the acceptance of Qoros’ vehicle models by its targeted Chinese consumers;

•	growth in the Chinese passenger vehicle market, particularly within the C-segment market;

•	development of a competitive vehicle platform;

•	development of an effective dealer network;

•	Qoros’ ability to expand its commercial operation, including with respect to its development of aftersales and customer services;

•	the assumptions used in its impairment analysis;

•	Qoros’ ability to increase its production capacity and decrease its expected costs;

•	Qoros’ ability to efficiently launch new models using its existing platform, to the extent that demand for its vehicles increases; and

•	Qoros’ ability to secure the necessary government approvals and permits required for its continued manufacturing and/or facility expansions;

•	with respect to ZIM:

•	the assumptions used in its impairment analysis, including with respect to expected fuel price, freight rates, and WAC trends;

•	modifications with respect to its operating fleet and lines, including the leasing of larger vessels within certain trade zones;

•	completion of the expansion of the Panama canal;

•	expected growth in the container shipping industry, generally, and in certain trade zones, in particular;

•	ability to enter into, and benefit from, cooperative operational agreements and alliances with other liners companies; and

•	trends related to the global container shipping industry, including with respect to fluctuations in container supply, demand, and charter/freights rates;

•	with respect to Tower:

•	Tower’s ability to promote and fund its growth plan and the ramp-up of its businesses;

•	Tower’s ability to maintain its technological and manufacturing capacity and capabilities;

•	the maintenance of high utilization rates in each of its manufacturing facilities;

•	fulfillment of its debt obligations and other liabilities;

•	the completion of the redemption of certain Senior Notes of Tower’s wholly-owned subsidiary; and

•	Tower’s ability to finance its operations via cash flow from operations and/or financing transactions;

•	with respect to our renewable energy businesses:

•	the increased acceptance of alternative fuels and renewable energy technologies and processes;

•	the continued relatively low pricing of material alternative fuel inputs (e.g., natural gas, used cooking oil and other types of waste oils and fats) as compared to material traditional fuel inputs (e.g., petroleum, crude oil, or diesel);

•	their individual ability to effectively respond to changes in applicable government regulations and standards;

•	the continued relatively low price of alternative fuels (e.g., high-octane gasoline or biodiesel) as compared to traditional fuels (e.g., petroleum-derived gasoline, jet fuel, or petrodiesel);

•	subsidies provided by national and local governments to incentivize the production and/or sale of renewable energy products;

•	their ability to source third party financing to support their operational expansions and development efforts; and

•	their ability to continue to develop technologies and processes for commercialization.

The preceding list is not intended to be an exhaustive list of each of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us and are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements which are set forth in “Item 3D. Risk Factors.” Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this registration statement should not be construed as exhaustive. You should read this registration statement, and each of the documents filed as exhibits to the registration statement, completely, with this cautionary note in mind, and with the understanding that our actual future results may be materially different from what we expect.

NOTICE TO PROSPECTIVE INVESTORS IN SINGAPORE

Kenon’s ordinary shares may not be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than pursuant to a prospectus registration exemption under Subdivision (4) of Division 1 of Part XIII of the Securities and Futures Act, Chapter 289 of Singapore, other than Section 280 of the Securities and Futures Act, chapter 289 of Singapore.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers

A.	Directors and Senior Management

For information on our directors and senior management, see “Item 6A. Directors and Senior Management.”

B.	Advisers

Not applicable.

C.	Auditors

For information on our auditors, see “Item 10G. Statement by Experts.”

ITEM 2. Offer Statistics and Expected Timetable

SUMMARY

The following summary highlights information contained elsewhere in this registration statement. This summary does not contain all of the details concerning Kenon or the spin-off, which may include information that may be important to you. To better understand Kenon and the spin-off, this summary should be read in conjunction with our combined carve-out financial information, and the notes thereto, as of June 30, 2014, December 31, 2013, December 31, 2012 and January 1, 2012 and for the six months ended June 30, 2014 and 2013, and the years ended December 31, 2013 and 2012, included elsewhere in this registration statement, the information contained in “Item 3A. Selected Financial Data,” “Item 3D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects.”

We are a holding company that operates dynamic, primarily growth-oriented, businesses. The companies we own, in whole or in part, are at various stages of development, ranging from established, cash generating businesses to early stage development companies. Each of our businesses was formerly held by IC, which is spinning off these businesses to enhance value for its shareholders by improving the market’s understanding of each of these businesses, enhancing flexibility for these businesses, and improving the ability to pursue more focused strategies and capital structures that are appropriate for each business’ industry and development and that are also in the best interests of our shareholders.

Our primary focus will be to continue to grow and develop our primary businesses: (i) IC Power, a wholly-owned power generation company that has experienced profitable growth in its revenues and generation capacity since its inception in 2007, and (ii) Qoros, a China-based automotive company in which we have a 50% equity interest, that is seeking to deliver international standards of quality, safety, and innovative features to the large and fast-growing Chinese market and has recently commenced commercial sales. Following the continued growth and development of our primary businesses, we intend to provide our shareholders with direct access to these businesses, when we believe it is in the best interests of our shareholders based on factors specific to each business, market conditions and other relevant information. Given their industries and respective stages of development, we expect to provide our shareholders with direct access to IC Power and Qoros in the medium- to long-term. We intend to remain a majority or primary controlling shareholder in each of IC Power and Qoros for as long as we own these businesses.

Our non-primary interests are: (i) a 32% stake in ZIM, a global container shipping company, (ii) a 30% interest in Tower, a NASDAQ and TASE-listed specialty foundry semiconductor manufacturer, and (iii) three businesses in the renewable energy sector, including Primus, an innovative developer of an alternative fuel technology and Petrotec, which we agreed to sell in December 2014. In furtherance of our strategy, we intend to support the development of these businesses, and to act to realize their value by for our shareholders distributing our interests in our non-primary businesses to our shareholders or selling our interests in our non-primary businesses, rationally and expeditiously, and distributing the proceeds derived from such sales in accordance with the principles set forth below.

As we execute our strategy, we will operate under disciplined capital allocation principles designed to promote the growth and development of our primary businesses, maximize value for our shareholders and ensure the prudent use of our capital. For example, we will refrain from acquiring interests in new companies outside our existing businesses, we do not intend to materially “cross-allocate” proceeds received in connection with distributions from, or sales of our interests in, any of our businesses, among our other businesses, and we intend to either (i) distribute any such proceeds to our shareholders or (ii) repay amounts owing under our credit facility with IC, as discussed in more detail below. In addition, we will not make further investments in ZIM.

Upon the consummation of the spin-off, we will have $35 million in cash on hand, provided to us in the form of an equity contribution from IC, as well as a $200 million credit facility, also provided by IC, each of which we will use to execute our business strategy. We expect that a significant portion of the liquidity and capital resources that we will have upon the consummation of the spin-off will be used to support the development of Qoros and, to a lesser extent, Primus.

We do not intend to raise equity financing at the Kenon level, and Millenium Investments Elad Ltd., or Millenium, which will own approximately 46.9% of our outstanding ordinary shares upon the consummation of the spin-off, has indicated that, although it is not under a contractual obligation to do so, it (or its successor) intends to be a long-term holder of our ordinary shares.

Our primary businesses are:

•	IC Power – A wholly-owned subsidiary, which is a leading owner, developer and operator of power generation facilities located throughout key power generation markets in Latin America, the Caribbean and Israel, including Peru, Chile and Colombia. As of June 30, 2014, IC Power’s portfolio, which included Edegel (which IC Power sold to Enersis in September 2014), consisted of 16 operating facilities, two facilities under construction, and numerous projects at various stages of development. IC Power is a leader in its core market, Peru, one of the fastest growing economies in Latin America, with a 5-year average GDP growth of approximately 6% through 2013, according to Peru’s National Institute of Statistics and Information. For the six months ended June 30, 2014 and the year ended December 31, 2013, Peru represented 33% and 39% of IC Power’s Proportionate EBITDA, respectively, and 796 MW, or 41% and 48%, respectively, of IC Power’s proportionate capacity, including an adjustment for Las Flores, which IC Power acquired on April 1, 2014, and excluding contributions relating to Edegel, which IC Power has recently sold. IC Power’s current development pipeline is expected to provide an additional 1,110 MW in capacity, to address the expected increase in Peruvian demand, partially as a result of the substantial investments made in connection with Peru’s energy-intensive mining industry. IC Power’s successful completion of greenfield development and acquisition projects is reflected in the average annual growth of approximately 32% in its Proportionate EBITDA between 2008 and 2013. Proportionate EBITDA is a non-IFRS measure. For a reconciliation of Proportionate EBITDA to net income, see “Item 3A. Selected Financial Data.”

•	Qoros – A China-based automotive company that is jointly owned with a subsidiary of Chery Automobile Co. Ltd., or Chery, a state controlled holding enterprise and large Chinese automobile manufacturing company. Qoros seeks to deliver international standards of quality and safety, as well as innovative features, to the large and fast-growing Chinese market. Qoros’ vision is to build high quality cars for young, modern, urban consumers based upon extensive research and product tailoring. Qoros launched and sold its first car, the Qoros 3 Sedan, in December 2013, launched commercial sales of its second model, the Qoros 3 Hatch, in June 2014, and launched commercial sales of its third model, the Qoros 3 City SUV, in mid-December 2014. The Qoros 3 Sedan was the safest car tested by Euro NCAP in 2013 and the second safest car ever tested by Euro NCAP in its 17-year history. Qoros’ manufacturing facility, located in Changshu, China, has an initial technical capacity of 150 thousand units per annum, which can be increased to approximately 220 thousand units per annum through the utilization of different shift models (and further increased through additional full shift and working day adjustments). As Qoros is an early stage company, we expect that a significant portion of the liquidity and capital resources that we will have upon the consummation of the spin-off will be used to support the development of Qoros, as discussed in more detail below.

Our other interests are:

•	ZIM – A large provider of global container shipping services, which, as of June 30, 2014 operated 88 (owned and chartered) vessels with a total container capacity of 357,692 twenty foot equivalent units, or TEUs, and in which we have a 32% equity interest as a result of its recently completed financial restructuring.

•	Tower – A publicly held company in which we have a 30% equity interest, that is a global specialty foundry semiconductor manufacturer whose securities are publicly-traded on each of the TASE and NASDAQ under the ticker “TSEM.”

•	Two renewable energy businesses including Primus, an innovative developer and owner of a proprietary natural gas-to-liquid technology process; and HelioFocus, a cutting-edge developer of dish technologies for solar thermal power fields. Petrotec, a European producer of biodiesel generated from used cooking oil, whose securities are publicly-traded on the Frankfurt Stock Exchange, was held by IC Green, our wholly-owned subsidiary, until IC Green’s sale of Petrotec in December 2014.

Set forth below is a summary of each of the businesses that will be transferred to us by IC in connection with the consummation of the spin-off:

		As of June 30, 2014 (unless otherwise stated)
Company	Stake	Book Value		Kenon’s Share in Market Value[1]
		(in millions of USD)
IC Power	100%	$665		$—
Qoros	50%	272		—
ZIM	32%	200	[2]	—
Tower	31%[3]	8		164	[4]
Primus	91%	10		—
Petrotec	69%	25	[5]	20	[6]
HelioFocus	70%[7]	20		—
				—

Total	—	$1,200	[8]	$184

1.	Publicly-traded businesses only.
2.	Reflects IC’s book value upon its acquisition of a 32% equity interest in ZIM in connection with the completion of its restructuring, which occurred on July 16, 2014.
3.	Represents Kenon’s equity interest in Tower as of June 30, 2014, assuming the full conversion of Tower’s approximately 7.0 million outstanding capital notes held by Bank Leumi and Bank Hapoalim, which conversion would result in approximately 57.9 million shares outstanding. Kenon’s equity interest in Tower, based upon the approximately 50.9 million shares outstanding as of June 30, 2014 was 35.4%.
4.	Market capitalization is based upon 18,029,964 shares held by IC, as of June 30, 2014 at $9.08 per share, the closing price of Tower’s shares on NASDAQ on June 30, 2014.
5.	Excludes €12.5 million loan from IC Green, our wholly-owned subsidiary, to Petrotec. In December 2014, IC Green sold its interest in the shareholder loan. For further information, see “Item 5A. Material Factors Affecting Results of Operations – Recent Developments – Other – Petrotec.”
6.	Excludes €12.5 million loan from IC Green to Petrotec. Market capitalization is based upon 17 million shares held by IC, as of June 30, 2014 at €0.81 per share (approximately $1.00), the closing price of Petrotec’s shares on the Frankfurt Stock Exchange on June 30, 2014. In December 2014, IC Green sold its equity interest in Petrotec. For further information on IC Green’s recent sale of its equity interest in Petrotec, see “Item 5A. Material Factors Affecting Results of Operations – Recent Developments – Other – Petrotec.”
7.	For further information on IC Green’s recent investment in HelioFocus, which increased IC Green’s interest in HelioFocus from 53% to 70%, see “Item 5. Operating and Financial Review and Prospects – Recent Developments – Other –HelioFocus.”
8.	Does not reflect $25 million invested in IC Green, the holding company of each of Primus, Petrotec and HelioFocus.

Strategies

We intend to focus on the growth and development of our primary businesses, IC Power and Qoros, and to support the development of our non-primary businesses, with the goal of maximizing the intrinsic value of our non-primary businesses for our shareholders. The key elements of our strategy, which are set forth in “Item 4B. Business Overview,” include:

•	continue to grow and operate IC Power. For example, as an interim step, we may pursue an IPO or listing of IC Power’s equity. Should we pursue such IPO or listing, we believe it could occur in the medium-term, subject to business and market conditions and other relevant factors;

•	continue to develop Qoros into a leading carmaker serving highly attractive markets; and

•	maximize the values of our non-primary interests, monetize or distribute them rationally and expeditiously, in order to focus on the growth and development of our primary businesses and, to the extent applicable, distribute any proceeds derived from such sales in accordance with our capital allocation principles.

Capital Allocation Principles

As we promote the growth and development of our primary businesses, we intend to operate under the following disciplined capital allocation principles:

•	we will refrain from acquiring interests in new companies outside our existing businesses and from making further investments in ZIM;

•	we do not intend to raise equity financing at the Kenon level;

•	we do not intend to materially “cross-allocate” proceeds received in connection with distributions from, or sales of our interests in, any of our businesses, among our other businesses; and

•	we intend to distribute proceeds derived from sales of or distributions from our businesses to our shareholders or to use such proceeds to repay amounts owing under our credit facility with IC.

The disciplined capital allocation principles set forth above are designed to promote the growth and development of our primary businesses, maximize value for our shareholders and ensure the prudent use of our capital. However, we will be required to make determinations over time that will be based on the facts and circumstances prevailing at such time, as well as continually evolving market conditions and outlooks, none of which are predictable at this time. As a result, we will be required to exercise significant judgment while seeking to adhere to these capital allocation principles in order to maximize value for our shareholders and further the development of our businesses.

We expect that a significant portion of the liquidity and capital resources that we will have upon the consummation of the spin-off will be used to support Qoros’ development. We also expect that, based upon Qoros’ current plans, forecasts and budgets, this support, coupled with Chery’s support and Qoros’ existing debt facilities, will enable Qoros to continue to develop its operations. As Qoros is an early stage company, it may require additional funding to support its development. Should we decide that providing Qoros with additional funding is in the best interests of our shareholders, we will first seek to approve Qoros’ incurrence of additional third-party debt that is non-recourse to Kenon or the issuance of equity in Qoros to third-party investors. However, to the extent that such third-party funding is not available, we may, if we deem it in the best interests of our shareholders for us to do so, source such funding from other sources, which could include cross-allocating proceeds received in connection with dispositions of or distributions from our other businesses.

For further information on the risks related to the significant capital requirements of Qoros, see “Item 3D. Risk Factors – Risks Related to Our Diversified Strategy and Operations – Some of our businesses have significant capital requirements. If these businesses are unable to obtain sufficient financing from third party financing sources, they may not be able to operate, and we may deem it necessary to provide such capital, provide a guaranty or indemnity in connection with any financings, and/or provide collateral in connection with any financings, including via the cross-collateralization of assets across businesses all of which may materially impact our operations.”

SPIN-OFF AND LISTING SUMMARY

Set forth below is a brief summary of the terms of the spin-off and our listing on the NYSE and the TASE. For further information on the spin-off and listing, see “Item 4A. History and Development of the Company – Mechanics of the Spin-Off.”

Distributing Company	IC, a holding company engaged in the initiation, promotion and development of businesses in and outside Israel, and (prior to the spin-off) our parent. IC will not retain an interest in any of our ordinary shares after the spin-off.

Distributed Company	Kenon, a wholly-owned subsidiary of IC. We will be an independent, publicly traded company after the spin-off.

Assets and Liabilities Transferred to the Distributed Company

Before the distribution date, we will enter into a Sales, Separation and Distribution Agreement with IC, or the Separation and Distribution Agreement, that will set forth, among other things, (i) our agreement with IC regarding the principal transactions necessary to separate our businesses from IC and its other businesses, (ii) liabilities to be retained by IC and contracts to be assigned to us by IC, and (iii) when and how these transfers and assignments will occur. For further information on the terms of the Separation and Distribution Agreement, see “Item 4A. History and Development of the Company – Mechanics of the Spin-Off – Separation and Distribution Agreement.”

Cash On Hand

Upon the consummation of the spin-off, we will have $35 million in cash on hand, provided to us in the form of an equity contribution from IC, which we intend to use primarily to provide financing as needed, for Qoros and, to a lesser extent, Primus. For further information on IC’s approval of an outline to provide Qoros with additional shareholder loans, see “Item 5A. Material Factors Affecting Results of Operations – Recent Developments – Approval of Outline to Provide Qoros With Shareholder Loan in Exchange for the Release of Most of IC’s Back-to-Back Guarantees.” For further information on IC’s investment agreement with Primus, see “Item 5A. Material Factors Affecting Results of Operations – Recent Developments – Primus.”

Outstanding Indebtedness and Liabilities of the Distributed Company

Other than the commitments and obligations set forth below, at the time of the consummation of the spin-off we (excluding our subsidiaries) will have no outstanding indebtedness or financial obligations and will not be party to any credit facilities or other committed sources of external financing.

$200 million credit facility with IC

In connection with the consummation of the spin-off, IC will provide a $200 million credit facility to us, which we intend to use primarily to provide financing as needed, for Qoros and, to a lesser extent, Primus. Set forth below is a brief summary of the material terms of this credit facility. For further information on the terms of this facility, see “Item 5B. Liquidity and Capital Resources – Kenon’s Commitments and Obligations – IC Credit Facility.”

Repayment Schedule: Unless extended in accordance with the terms of the credit facility, (excluding any increase in our obligations under the credit facility as a result of payments made by IC in respect of its back-to-back guarantees and including interest or commitment fees that have accrued and been capitalized as payments-in-kind during the initial five-year term, the aggregate amount outstanding under the credit facility will be due five years from the date of the credit facility. The maturity date may be extended for two-year periods, provided that the final maturity date shall not be later than ten years from the date of the credit facility. In the event an initial listing or offering of IC Power’s shares has been effected, all amounts outstanding under the credit facility, including any interest or commitment fees accrued and capitalized to date, will be due within 18 months of such date.

Interest rate: The credit facility will bear interest at a rate of 12-Month LIBOR + 6% per annum, which, during the initial five-year term of the credit facility, will be capitalized as a payment-in-kind and added to the aggregate outstanding amount of the credit facility. If the repayment schedule of the credit facility is extended past the initial five-year term, as set forth above, additional interest accruing on the aggregate outstanding amount as of such date will become payable in cash on an annual basis.

Commitment fee: During the initial five-year term, we will pay IC an annual commitment fee equal to 2.1% of the undrawn amount of the credit facility, such fee to be capitalized as a payment-in-kind and added to the outstanding amount of the credit facility.

Pledge of Shares of IC Power: We will pledge at least 40% of IC Power’s issued capital, on a first priority basis, in favor of IC.

In addition, in connection with each $50 million drawdown (or any part thereof) under the credit facility, we will pledge an additional 6.5% of IC Power’s issued capital (so that any use of the credit line that exceeds $150 million will require the pledge of 66% of IC Power’s share capital), also on a first priority basis, in favor of IC. The pledges will be released in connection with a listing or offering of IC Power’s equity.

Covenants: The credit facility contains incurrence covenants restricting our ability to, among other things, distribute dividends.

Up to RMB888 million (approximately $143 million) payments in connection with Qoros guarantee	IC may be required to make payments of up to RMB888 million (approximately $143 million), which includes related interest and fees, in connection with back-to-back guarantees IC has provided to Chery in support of Qoros’ RMB3 billion (approximately $482 million) syndicated credit facility. This obligation will remain with IC following the spin-off, but to the extent that IC is required to make payments under this guarantee, the aggregate principal amount owed under the credit facility will increase accordingly. Interest on such amounts will accrue at a rate of 12-Month LIBOR + 6% per annum and will be capitalized as a payment-in-kind until our repayment of such funds, such repayment to occur in a single payment ten years after the consummation of the spin-off. As set forth below, any reduction in the maximum amount of IC’s outstanding obligations under its back-to-back guarantee will decrease our potential liability, as well as affect the calculation of our net debt, under the terms of our credit facility with IC.

RMB400 million (approximately $64 million) Qoros shareholder loan; RMB25 million (approximately $4 million) Qoros capital commitment)	We expect that a significant portion of the liquidity that we will have upon consummation of the spin-off (i.e. $35 million in cash and $200 million in a credit facility from IC) will be used to support the development of Qoros, including providing RMB400 million (approximately $64 million) to Qoros during the first quarter of 2015, via a shareholder loan, subject to the release of most of IC’s back-to-back guarantees of Qoros’ obligations under Qoros’ RMB3 billion (approximately $482 million) syndicated credit facility.

Commitments by IC to provide such shareholder loan to Qoros, subject to the aforementioned release, will be transferred to, and become an obligation of, Kenon in connection with the consummation of the spin-off.

Additionally, IC will transfer to us its obligation to make an equity investment in Qoros of RMB25 million (approximately $4 million), which we expect to contribute to Qoros by the end of the first half of 2015.

For further information on the risks related to, and the terms and conditions of, our financial obligations, see “Item 3D. Risk Factors – Risks Related to Our Diversified Strategy and Operations – Kenon will have obligations owing to IC, which could be substantial” and “Item 5B. Liquidity and Capital Resources – Kenon’s Commitments and Obligations.”

Stock Exchange Listings	Our ordinary shares will be listed on the NYSE under the symbol “KEN” and on the TASE.

Record Date	The Record Date will be determined and announced by IC.

Distribution Date	The Distribution Date will be determined and announced by IC.

Shares to be Distributed	Approximately 53,383,015 ordinary shares of Kenon, representing all of our outstanding ordinary shares.

Distribution Ratio	Each IC shareholder will receive 7 of our ordinary shares for every 1 share of IC’s ordinary shares held by it.

Fractional Shares	IC will not distribute fractional shares of our ordinary shares.

Cash Dividend	In connection with the distribution of our ordinary shares, IC will distribute a cash dividend in the amount of $200 million.

The cash dividend that will be distributed is generally subject to Israeli withholding tax. For further information on Israeli tax considerations, see “Item 10E. Taxation – Certain Israeli Tax Aspects Relating to the Distribution of our Ordinary Shares.”

Israeli Tax Considerations	Withholding tax is payable in connection with IC’s distribution of our shares in the spin-off. As set forth above, IC intends to make a cash distribution to its shareholders in connection with the spin-off and such distribution may be less than the withholding tax payable in connection with the distribution of our ordinary shares. For further information on Israeli tax considerations relating to the distribution of our ordinary shares and the distribution of the cash dividend, see “Item 10E. Taxation – Certain Israeli Tax Aspects Relating to the Distribution of our Ordinary Shares.”

U.S. Federal Income Tax Considerations	Holders of IC’s shares who are taxpayers in the United States and who receive our ordinary shares pursuant to the spin-off will be considered to have received a taxable distribution for U.S. federal income tax purposes equal to the fair market value of our ordinary shares so received, without reduction for the amount of any Israeli tax withheld. For further information on U.S. federal income tax considerations relating to the distribution of our ordinary shares, see “Item 10E. Taxation – U.S. Federal Income Tax Considerations.”

Distribution Procedures	Our ordinary shares will only be issued in book-entry form. You will not be required to make any payment or surrender or exchange your shares of IC’s ordinary shares.

Trading Before or On the Record Date	We anticipate that trading in our ordinary shares will commence on a “when-issued” basis on the NYSE before the record date of the distribution. When-issued trading refers to a transaction made conditionally, because the security has been authorized but not yet delivered, prior to the record date relating to the delivery of the security. When-issued transactions will be settled after our ordinary shares have been delivered to IC’s shareholders and when-issued trading in respect of our ordinary shares will end on a date to be determined by the NYSE following the distribution date.

We anticipate that trading in our ordinary shares on the TASE will commence approximately three Israeli trading days after when-issued trading has commenced on the NYSE.

Transfer Agent and Registrar for Our Ordinary Shares	Computershare Trust Company, N.A.

Risk Factors	You should carefully review the risks relating to our businesses, the spin-off, and the ownership of our ordinary shares, as set forth in “Item 3D. Risk Factors.”

ITEM 3. Key Information

A.	Selected Financial Data

The following tables set forth our selected combined carve-out financial and other data. This information should be read in conjunction with our unaudited condensed interim carve-out financial statements, and the related notes thereto, as of June 30, 2014, and for the six months ended June 30, 2014 and 2013 and our audited combined carve-out financial statements, and the related notes thereto, as of December 31, 2013 and for the years ended December 31, 2013 and 2012, included elsewhere in this registration statement, and the information contained in “Item 5. Operating and Financial Review and Prospects” and “Item 3D. Risk Factors.” The historical financial and other data included here and elsewhere in this registration statement should not be assumed to be indicative of our future financial condition or results of operations.

Our financial statements presented in this registration statement are combined carve-out financial statements and have been prepared in accordance with IFRS as issued by the IASB. The assumptions used in the preparation of the selected financial data for 2011, 2010 and 2009 set forth below are the same as those used in the preparation of the unaudited financial statements for the six months ended June 30, 2014 and 2013 and the audited financial statements for 2013 and 2012, as described in Note 1 to our unaudited condensed interim carve-out financial statements and Note 1 to our audited combined carve-out financial statements, respectively, included elsewhere in this registration statement.

The financial information below also includes certain non-IFRS measures used by us to evaluate our economic and financial performance. These measures are not identified as accounting measures under IFRS and therefore should not be considered as an alternative measure to evaluate our performance.

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010[1]	2009[1]
	(in millions of USD)
Consolidated Statements of Income[2]
Revenues	$2,535	$2,374	$4,812	$4,751	$4,507	$4,139	$2,776
Cost of sales and services	2,206	2,175	4,385	4,360	4,324	3,622	3,081
Depreciation	117	104	218	208	205	179	155
Derecognition of payment on account of vessels	—	—	72	133	—	—	—
Gross profit (loss)	$212	$95	$137	$50	$(22)	$338	$(460)
Selling, general and administrative expenses	140	117	235	221	225	197	198
Gains from disposal of investees	(2)	(10)	(43)	(7)	(15)	(100)	—
Gain on bargain purchase	(39)	—	—	—	—	—	—
Other expenses	2	25	38	6	15	27	58
Other income	(17)	(22)	(41)	(45)	(78)	(81)	(98)

Operating income (loss)	$128	$(15)	$(52)	$(125)	$(169)	$295	$(618)
Financing expenses	155	147	384	238	203	200	141
Financing income	(3)	(4)	(7)	(6)	(47)	(52)	(301)

Financing expenses, net	$152	$143	$377	$232	$156	$148	$(160)
Share in income (loss) from associates, net of tax	(47)	(30)	(117)	(43)	(27)	(15)	(37)

Profit (loss) before taxes on income	$(71)	$(188)	$(546)	$(400)	$(352)	$132	$(495)
Tax (expenses) benefit	(44)	(29)	(63)	(40)	(37)	(38)	62

Income/Loss for the year	$(115)	$(217)	$(609)	$(440)	$(389)	$94	$(433)
Attributable to:
Kenon’s shareholders	$(131)	$(227)	$(626)	$(452)	$(407)	$77	$(436)
Non-controlling interests	16	10	17	12	18	17	3

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010[1]	2009[1]
	(in millions of USD)
Contributions to Kenon’s Income (Loss) for the Period[3]
IC Power	$58	$33	$66	$57	$60 [4]	$43	$59 [5]
Qoros	(68)	(32)	(127)	(54)	(54)	(39)	(6)
ZIM	(133)	(209)	(533)	(432)	(395)	54	(428)
Tower	7	(14)	(27)	(21)	(8)	(15)	(45)
Other[6]	5	(5)	(5)	(2)	(10)	34	(16)
Combined Balance Sheet Data[2]
Cash and cash equivalents	$473	$323	$671	$414	$439	$614	$220
Short-term investments and deposits	124	33	30	89	175	144	50
Trade receivables	417	323	358	323	286	318	229
Other receivables and debt balances	101	113	98	83	93	76	123
Income tax receivable	12	9	7	15	8	15	—
Assets of disposal group classified as held for sale	280	—	—	—	—	—	—
Inventories	180	167	150	174	161	128	127

Total current assets	$1,587	$968	$1,314	$1,098	$1,162	$1,295	$749

Total long-term assets[7]	4,904	4,823	4,670	4,880	4,839	4,381	3,983

Total assets	$6,491	$5,791	$5,984	$5,978	$6,001	$5,676	$4,732
Total current liabilities	$3,110	$1,138	$2,920	$1,173	$2,666	$950	$734
Total non-current liabilities	$2,687	$3,382	$2,112	$3,357	$1,756	$2,903	$2,575
Parent company investment	398	1,024	714	1,213	1,401	1,666	$1,239
Total parent company investment and non-controlling interests	$694	$1,271	$952	$1,448	$1,579	$1,823	$1,423
Total liabilities and parent company investment and non-controlling interests	$6,491	$5,791	$5,984	$5,978	$6,001	$5,676	$4,732
Combined Cash Flow Data[2]
Cash flows from operating activities	$213	$61	$257	$169	$130	$446	$(374)
Cash flows from investing activities	(426)	(78)	(278)	(318)	(575)	(338)	(46)
Cash flows from financing activities	15	(69)	282	119	269	322	345
Net change in cash in period	(198)	(86)	261	(30)	(176)	430	(75)

1.	IC Power was organized in March 2010. IC Power’s primary main subsidiaries are Inkia, the holding company for IC Power’s operations in Latin America and the Caribbean, and OPC, IC Power’s operating company in Israel. Financial data for 2009 and 2010, up to the date of formation of IC Power, are results of Inkia.
2.	Includes consolidated results of IC Power, ZIM, Primus, Petrotec and, for the period ended June 30, 2014, HelioFocus. In December 2014, IC Green sold its equity interest in Petrotec. For further information on IC Green’s recent sale of its equity interest in Petrotec, see “Item 5A. Material Factors Affecting Results of Operations – Recent Developments – Other – Petrotec.”
3.	Net income attributable to Kenon shareholders for each segment and associated company set forth in the table.
4.	Includes $24 million of pre-tax recognition of negative goodwill.
5.	Includes recognition of capital gains of $35 million pre-tax.
6.	Includes intercompany finance income, Kenon’s general and administrative expenses, as well as the results of Primus, Petrotec and, for the period ended June 30, 2014, HelioFocus. In December 2014, IC Green sold its equity interest in Petrotec. For further information on IC Green’s recent sale of its equity interest in Petrotec, see “Item 5A. Material Factors Affecting Results of Operations – Recent Developments – Other – Petrotec.”
7.	Includes Qoros and Tower, associated companies.

Information on Business Segments

Kenon is a holding company of (i) IC Power, (ii) certain renewable energy businesses (Primus, HelioFocus and, until December 24, 2014, Petrotec), (iii) a 50% interest in Qoros, (iv) a 32% interest in ZIM and (v) a 30% stake in Tower. Kenon’s segments are IC Power, ZIM, Qoros and Other, which includes the consolidated results of Primus and Petrotec. The results of Qoros, Tower, HelioFocus (whose results of operations we did not consolidate until June 30, 2014) and certain non-controlling interests held by IC Power are reflected in our statement of income as share in income (loss) from associates. The following table sets forth selected financial data for Kenon’s reportable segments for the periods presented:

	Six Months Ended June 30, 2014[1] (unaudited)
	IC Power	ZIM	Qoros[2]	Other[3]	Adjustments[4]	Combined Carve-Out Results
	(in millions of USD, unless otherwise indicated)
Revenue	$661	$1,742	$—	$132	$—	$2,535
Depreciation and amortization	(50)	(75)	—	(3)	—	(128)
Financing income	2	2	—	31	(32)	3
Financing expenses	(72)	(109)	—	(6)	32	(155)
Share in income (loss) from associated companies	13	5	(68)	3	—	(47)
Non-recurring expenses and adjustments	41	—	—	—	—	41

Income (loss) before taxes	$102	$(120)	$(68)	$15	$—	$(71)
Tax expense (benefit) on income	30	9	—	5	—	$44

Income (loss) for the period	$72	$(129)	$(68)	$10	$—	$(115)

Attributable to:
Kenon’s shareholders	58	(133)	(68)	12	—	(131)
Non-controlling interests	14	4	—	(2)	—	16
Percentage of combined revenues	26%	69%	—	5%	—	100%
EBITDA	$168 [5]	$57 [6]	—	$(10)[7]	—	$215
Percentage of combined EBITDA	78%	27%	—	(4)%	—	100%

1.	Includes ZIM’s consolidated results as a result of IC’s previous 99.7% interest in ZIM. In future periods, however, as a result of IC’s reduced equity interest in ZIM to 32% in July 2014, we will no longer consolidate ZIM’s results of operations and, instead, will present ZIM’s results as a share in income (loss) from associates.
2.	Associated company.
3.	Includes financing income from parent company loans, holding company general and administrative expenses, as well as the results of Primus, Petrotec and HelioFocus. In December 2014, IC Green sold its equity interest in Petrotec. For further information on IC Green’s recent sale of its equity interest in Petrotec, see “Item 5A. Material Factors Affecting Results of Operations – Recent Developments – Other – Petrotec.”
4.	“Adjustments” includes inter-segment sales and the consolidation entries. For the purposes of calculating the “percentage of combined assets” and the “percentage of combined assets excluding associated companies,” “Adjustments” has been combined with “Other.”
5.	For a reconciliation of IC Power’s net income to its EBITDA, see “Item 3A. Selected Financial Data – Information on Business Segments – IC Power.”
6.	For a reconciliation of ZIM’s net income to its EBITDA, see “Item 3A. Selected Financial Data – Information on Business Segments – ZIM.”
7.	With respect to its “Other” reporting segment, Kenon defines “EBITDA” for each period as income (loss) for the year before finance expenses (net), depreciation and amortization, and income tax expense, excluding share in income (loss) from associated companies. EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. EBITDA is not intended to represent funds available for dividends or other discretionary uses by us because those funds are required for debt service, capital expenditures, working capital and other commitments and contingencies. EBITDA presents limitations that impair its use as a measure of our profitability since it does not take into consideration certain costs and expenses that result from our business that could have a significant effect on our net income, such as financial expenses, taxes, depreciation, capital expenses and other related charges. The following table sets forth a reconciliation of our “Other” reporting segment’s income (loss) to its EBITDA for the periods presented. Other companies may calculate EBITDA differently, and therefore this presentation of EBITDA may not be comparable to other similarly titled measures used by other companies.

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012
	(in millions of USD)
Loss for the period	$10	$(19)	$(33)	$(25)
Finance income, net	(25)	(11)	(31)	(24)
Depreciation and amortization	3	2	5	4
Income tax expense (benefit)	5	—	(2)	—
Share in loss (income) from associates	(3)	16	32	31

EBITDA	$(10)	$(12)	$(29)	$(14)

	Six Months Ended June 30, 2013[1] (unaudited)
	IC Power	ZIM	Qoros[2]	Other[3]	Adjustments[4]	Combined Carve-Out Results
	(in millions of USD, unless otherwise indicated)
Revenue	$352	$1,895	$—	$127	$—	$2,374
Depreciation and amortization	(31)	(81)	—	(2)	—	(114)
Financing income	3	1	—	22	(22)	4
Financing expenses	(32)	(126)	—	(11)	22	(147)
Share in income (loss) from associated companies	14	4	(32)	(16)	—	(30)
Non-recurring expenses and adjustments	—	(24)	—	—	—	(24)

Income (loss) before taxes	$58	$(195)	$(32)	$(19)	$—	$(188)
Tax expense (benefit) on income	19	10	—	—	—	$29

Income (loss) for the period	$39	$(205)	$(32)	$(19)	$—	$(217)

Attributable to:
Kenon’s shareholders	33	(209)	(32)	(19)	—	(227)
Non-controlling interests	6	4	—	—	—	10
Percentage of combined revenues	16%	80%	—	4%	—	100%
EBITDA	$104 [5]	$31 [6]	$—	$(12)[7]	$—	$123
Percentage of combined EBITDA	85%	25%	—	(10)%	—	100%

1.	Includes ZIM’s consolidated results as a result of IC’s previous 99.7% interest in ZIM. In future periods, however, as a result of IC’s reduced equity interest in ZIM to 32% in July 2014, we will no longer consolidate ZIM’s results of operations and, instead, will present ZIM’s results as a share in income (loss) from associates.
2.	Associated company.
3.	Includes financing income from parent company loans, holding company general and administrative expenses, as well as the results of Primus and Petrotec. Notwithstanding our majority equity interest in HelioFocus, as a result of veto rights held by HelioFocus’ other major shareholder until May 31, 2014, we did not consolidate HelioFocus’ results of operations with our own until June 30, 2014. In December 2014, IC Green sold its equity interest in Petrotec. For further information on IC Green’s recent sale of its equity interest in Petrotec, see “Item 5A. Material Factors Affecting Results of Operations – Recent Developments – Other – Petrotec.”
4.	“Adjustments” includes inter-segment sales and the consolidation entries. For the purposes of calculating the “percentage of combined assets” and the “percentage of combined assets excluding associated companies,” “Adjustments” has been combined with “Other.”
5.	For a reconciliation of IC Power’s net income to its EBITDA, see “Item 3A. Selected Financial Data – Information on Business Segments – IC Power.”
6.	For a reconciliation of ZIM’s net income to its EBITDA, see “Item 3A. Selected Financial Data – Information on Business Segments – ZIM.”
7.	For a reconciliation of our “Other” reporting segment’s income (loss) to its EBITDA, see the footnote to the preceding table.

	Year Ended December 31, 2013[1]
	IC Power	ZIM	Qoros[2]	Other[3]	Adjustments[4]	Combined Carve-Out Results
	(in millions of USD, unless otherwise indicated)
Revenue	$866	$3,682	$—	$257	$7	$4,812
Depreciation and amortization	(75)	(238)[5]	—	(5)	—	(318)
Financing income	5	3	—	31	32	7
Financing expenses	(86)	(330)	—	—	(32)	(384)
Share in income (loss) from associated companies	32	10	(127)	(32)	—	(117)

Income (loss) before taxes	$123	$(507)	(127)	$(35)	$—	$(546)
Tax expense (benefit) on income	42	23	—	(2)	—	$63

Income (loss) for the year	$81	$(530)	$(127)	$(33)	$—	$(609)

Attributable to:
Kenon’s shareholders	66	(535)	(127)	(30)	—	(626)
Non-controlling interests	15	5	—	(3)	—	17

Segment assets[6]	$2,749	$2,591	$—	$1,240	$(1,136)	$5,444
Investments in associated companies	286	11	226	17	—	540
Segment liabilities	2,237	3,180	—	751	(1,136)	5,032
Capital expenditure	351	20	—	—	—	371
EBITDA	$247 [7]	$48 [8]	$—	$(29)[9]	$—	$266

Percentage of combined revenues	18%	77%	—	5%	—	100%
Percentage of combined assets	51%	43%	—	6%	—	100%
Percentage of combined assets excluding associated companies	51%	48%	—	1%	—	100%
Percentage of combined EBITDA	93%	18%	—	(11)%	—	100%

1.	Includes ZIM’s consolidated results as a result of IC’s previous 99.7% interest in ZIM. In future periods, however, as a result of IC’s reduced equity interest in ZIM to 32% in July 2014, we will no longer consolidate ZIM’s results of operations and, instead, will present ZIM’s results as a share in income (loss) from associates.
2.	Associated company.
3.	Includes financing income from parent company loans to Kenon’s subsidiaries, holding company general and administrative expenses, as well as the results of Primus and Petrotec. Notwithstanding our majority equity interest in HelioFocus, as a result of veto rights held by HelioFocus’ other major shareholder until May 31, 2014, we did not consolidate HelioFocus’ results of operations with our own until June 30, 2014. In December 2014, IC Green sold its equity interest in Petrotec. For further information on IC Green’s recent sale of its equity interest in Petrotec, see “Item 5A. Material Factors Affecting Results of Operations – Recent Developments – Other – Petrotec.”
4.	“Adjustments” includes inter-segment sales and the consolidation entries. For the purposes of calculating the “percentage of combined assets” and the “percentage of combined assets excluding associated companies,” “Adjustments” has been combined with “Other.”
5.	In the case of ZIM, includes the derecognition of payments on account of vessels of $72 million.
6.	Excludes investment in associates.
7.	For a reconciliation of IC Power’s net income to its EBITDA, see “– Information on Business Segments – IC Power.”
8.	For ZIM’s definition of EBITDA and a reconciliation of ZIM’s net income to its EBITDA, see “– Information on Business Segments – ZIM.”
9.	For a reconciliation of our “Other” reporting segment’s income (loss) to its EBITDA, see the footnote to the preceding table setting forth the selected financial data for the six months ended June 30, 2014.

	Year Ended December 31, 2012[1]
	IC Power	ZIM	Qoros[2]	Other[3]	Adjustments[4]	Combined Carve-Out Results
	(in millions of USD)
Revenue	$576	$3,960	—	$215	—	$4,751
Depreciation and amortization	(55)	(314)[5]	—	(4)	—	(373)
Financing income	5	3	—	24	26	6
Financing expenses	(50)	(214)	—	—	(26)	(238)
Share in income (loss) from associated companies	33	9	(54)	(31)	—	(43)

Income (loss) before taxes	$87	$(408)	$(54)	$(25)	$—	$(400)
Tax expenses (benefit) on income	21	19	—	—	—	40

Income (loss) for the year	$66	$(427)	$(54)	$(25)	$—	$(440)

Attributable to:
Kenon’s shareholders	57	(433)	(54)	(22)	—	(452)
Non-controlling interests	9	6	—	(3)	—	12

Segment assets[6]	$2,145	$3,142	$—	$1,073	$(959)	$5,401
Investments in associated companies	312	18	207	40	—	577
Segment liabilities	1,709	3,186	—	594	(959)	4,530
Capital expenditures	391	42	—	—	—	433
EBITDA	$154 [7]	$108 [8]	$—	$(14)[9]	$—	$248

Percentage of Combined Revenues	13%	82%	—	6%	—	100%
Percentage of Combined Assets	41%	53%	—	6%	—	100%
Percentage of combined assets excluding associated companies	40%	58%	—	2%	—	100%
Percentage of Combined EBITDA	62%	44%	—	(6)%	—	100%

1.	Includes ZIM’s consolidated results as a result of IC’s previous 99.7% interest in ZIM. In future periods, however as a result of IC’s reduced equity interest in ZIM to 32% in July 2014, we will no longer consolidate ZIM’s results of operations and, instead, will present ZIM’s results as a share in income (loss) from associates.
2.	Associated company.
3.	Includes financing income from parent company loans to Kenon’s subsidiaries, holding company general and administrative expenses, as well as the results of Primus and Petrotec. Notwithstanding our majority equity interest in HelioFocus, as a result of veto rights held by HelioFocus’ other major shareholder until May 31, 2014, we did not consolidate HelioFocus’ results of operations with our own until June 30, 2014. In December 2014, IC Green sold its equity interest in Petrotec. For further information on IC Green’s recent sale of its equity interest in Petrotec, see “Item 5A. Material Factors Affecting Results of Operations – Recent Developments – Other – Petrotec.”
4.	“Adjustments” includes the consolidation entries. For the purposes of calculating the “percentage of combined assets” and the “percentage of combined assets excluding associated companies,” “Adjustments” has been combined with “Other.”
5.	In the case of ZIM, includes the derecognition of payments on account of vessels of $133 million.
6.	Excludes investment in associates.
7.	For a reconciliation of IC Power’s net income to its EBITDA, see “– Information on Business Segments – IC Power.”
8.	For a reconciliation of ZIM’s net income to its EBITDA, see “– Information on Business Segments – ZIM.”
9.	For a reconciliation of our “Other” reporting segment’s income (loss) to its EBITDA, see the footnote to the preceding table setting forth the selected financial data for the six months ended June 30, 2014.

The following tables set forth other financial and key operating data for IC Power and ZIM for the periods presented:

IC Power

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012
	(in millions of USD, except as indicated)
EBITDA[1]	$168	$104	$247	$154
Proportionate EBITDA[1]	167	117	265	192
Net Debt[2]	1,639	1,095	1,143	1,001
Proportionate Net Debt[2]	1,432	960	1,004	886
Effective proportionate capacity of operating companies and associated companies at end of year (MW), including proportionate capacity of Edegel[3]	2,254	1,949	1,984	1,574
Effective proportionate capacity of operating companies and associated companies at end of year (MW) excluding proportionate capacity of Edegel[3]	1,929	1,600	1,658	1,248
Weighted average availability during the period (%)	88%	93%	95%	93%

1.	With respect to its “IC Power” reporting segment, Kenon defines “EBITDA” for each period as income (loss) for the year before finance income and expenses, depreciation and amortization and income tax expense of IC Power and its consolidated subsidiaries, excluding share in profit of associated companies and excluding income recognized from recognition of negative goodwill.

With respect to its “IC Power” reporting segment, Kenon defines “Proportionate EBITDA” for each period as EBITDA, adjusted to exclude income recognized from recognition of negative goodwill and capital gains, minus proportionate share in EBITDA attributable to minority interests held by third parties in IC Power’s consolidated subsidiaries plus proportionate share in EBITDA from any associated companies in which IC Power owns a minority interest.

EBITDA and Proportionate EBITDA are not recognized under IFRS or any other generally accepted accounting principles as measures of financial performance and should not be considered as a substitute for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. EBITDA and Proportionate EBITDA are not intended to represent funds available for dividends or other discretionary uses by IC Power because those funds are required for debt service, capital expenditures, working capital and other commitments and contingencies. EBITDA and Proportionate EBITDA present limitations that impair their use as a measure of IC Power’s profitability since they do not take into consideration certain costs and expenses that result from IC Power’s business that could have a significant effect on IC Power’s net income, such as financial expenses, taxes, depreciation, capital expenses and other related charges. The following table sets forth a reconciliation of IC Power’s income to its EBITDA and its Proportionate EBITDA for the periods presented. Other companies may calculate EBITDA and Proportionate EBITDA differently, and therefore this presentation of EBITDA and Proportionate EBITDA may not be comparable to other similarly titled measures used by other companies:

	Six Months Ended June 30,			Year Ended December 31,
	2014		2013	2013	2012	2011	2010(1)	2009(1)	2008(1)
	(in millions of USD, unless otherwise indicated)
Income for the period	$72		$39	$81	$66	$73	$56	$66	$(4)
Depreciation and amortization	50		31	75	55	41	35	26	20
Finance expenses (net)	70		29	81	45	37	29	20	29
Income tax expense	30		19	42	21	18	13	9	8
Share in income from associates	(13)		(14)	(32)	(33)	(25)	(20)	(21)	(12)
Recognized negative goodwill	(42)	(2)	—	(1)	—	(24)	—	—	—
EBITDA	$168		$104	$246	$154	$120	$113	$100	$41
minus capital gains	—		—	—	—	—	—	(35)	—
minus share in EBITDA attributable to minority interests held by third parties in IC Power subsidiaries	(37)		(22)	(50)	(28)	(22)	(20)	(6)	(3)
plus proportionate share in EBITDA from associated companies in which IC Power owns a minority interest(3)	36		35	69	66	62	38	33	29
Proportionate EBITDA	167		117	265	192	160	131	92	67

(1)	IC Power was organized in March 2010. Results for 2008, 2009 and 2010, are the results of Inkia.
(2)	Includes $39 million of income recognized from recognition of negative goodwill and $3 million of income recognized from the measurement to fair value.
(3)	Includes pro rata share of depreciation, interest expense and tax provision adjustments for unconsolidated entities in which IC Power owns a minority interest.

We are presenting a reconciliation of net income to EBITDA for IC Power for 2008 through 2013, as we present elsewhere in this registration statement the compound annual growth rate, or CAGR, in IC Power’s EBITDA from 2008 through 2013.

2.	Proportionate net debt is calculated as total debt, excluding debt from parent, minus cash, minus debt attributable to minority interests held by third parties in IC Power’s subsidiaries (i.e., net debt of each such subsidiary multiplied by the percentage owned by third parties in such subsidiary) plus IC Power’s proportionate share of debt of associated companies in which IC Power owns a minority interest (i.e., net debt of associated companies multiplied by IC Power’s ownership interest). Net debt and proportionate net debt are not measures recognized under IFRS. The table below sets forth a reconciliation of total debt to net debt and proportionate net debt.

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012
	(in millions of USD, except as indicated)
Total debt(1)	$2,045	$1,284	$1,669	$1,266
Cash(2)	406	189	526	265
Net debt	1,639	1,095	1,143	1,001
minus net Debt attributable to minority interests held by third parties in IC Power subsidiaries	(256)	(179)	(188)	(169)
plus IC Power’s proportionate share of net debt of associated companies in which it owns a minority interest	49	44	49	54
Proportionate net debt	$1,432	$960	$1,004	$886

(1)    Total debt comprises loans from banks and debentures from third parties, excluding liabilities of disposal group classified as held for sale (i.e., Edegel) and includes long term and short term debt.

(2)    Includes short-term deposits and restricted cash of $69 million, $27 million, $9 million and $81 million at June 30, 2014 and 2013, and December 31, 2013 and 2012, respectively.

3.	In September 2014, IC Power sold its interest in Edegel.

ZIM

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012
	(in millions of USD, except as indicated)
Other Financial Data
EBITDA[1]	$57	$31	$48	$108

Key Operating Data
Number of vessels owned (including partially-owned) or chartered	88	91	89	92
Aggregate carrying capacity (in TEU)	357,692	357,372	346,311	361,263
Aggregate TEUs shipped	1,236	1,233	2,519	2,407
Average freight rate/TEU	$1,209	$1,263	$1,227	$1,342

1.     With respect to its “ZIM” reporting segment, Kenon defines ZIM’s “EBITDA” for each period as income (loss) for the year before finance expense, net, depreciation, amortization and loss due to derecognition of payments on account of vessels, and income tax expense, excluding share in profit of associated companies. EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. EBITDA is not intended to represent funds available for dividends or other discretionary uses by ZIM because those funds are required for debt service, capital expenditures, working capital and other commitments and contingencies. EBITDA presents limitations that impair its use as a measure of ZIM’s profitability since it does not take into consideration certain costs and expenses that result from ZIM’s business that could have a significant effect on ZIM’s net income, such as financial expenses, taxes, depreciation, capital expenses and other related charges. The following table sets forth a reconciliation of ZIM’s income (loss) to its EBITDA for the periods presented. Other companies may calculate EBITDA differently, and therefore this presentation of EBITDA may not be comparable to other similarly titled measures used by other companies:

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012
	(in millions of USD, unless otherwise indicated)
Loss for the year	$(129)	$(205)	$(530)	$(427)
Depreciation and amortization	75	81	238	314
Finance expense (net)	107	125	327	211
Income tax expense	9	10	23	19
Share in (income) loss from associates	(5)	(4)	(10)	(9)
Non-recurring expenses and adjustments	—	24	—	—
EBITDA	$57	$31	$48	$108

Unaudited Pro Forma Financial Information – June 30, 2014

On July 16, 2014, ZIM completed its financial restructuring, reducing ZIM’s outstanding indebtedness and liabilities (face value, including future off-balance sheet commitments in respect of operational leases and with respect to those parties participating in the restructuring) from approximately $3.4 billion to a remaining balance of approximately $2 billion. As a result of such restructuring, ZIM is not in default under any of its loans or outstanding liabilities and the lenders under ZIM’s loans no longer have the right to demand ZIM’s immediate repayment of such indebtedness. Additionally, as of September 30, 2014, ZIM was in compliance with its minimum liquidity covenant of $125 million. Additionally, IC invested $200 million in ZIM’s capital structure and IC’s ownership of ZIM (which will be contributed to Kenon) was reduced to 32% of ZIM’s outstanding shares. In addition, IC waived all of ZIM’s current debts owed to it, which were subordinated debts of approximately $244 million, and IC undertook to provide a credit line to ZIM in the amount of $50 million, bearing market interest rate for a period of two years from the date of the completion of the restructuring. For further information on the terms of ZIM’s restructuring plan, see “Item 5B. Liquidity and Capital Resources – ZIM’s Liquidity and Capital Resources – ZIM’s Restructuring Plan.”

In April 2014, IC Power entered into an agreement to sell its 21% indirect equity interest in Edegel (by selling its shares in Inkia Holdings (Acter) Limited, which holds, indirectly, approximately 39% of Generandes, the controlling shareholder in Edegel to Enersis S.A., a subsidiary of Edegel’s indirect controlling shareholder. On September 3, 2014, IC Power completed this sale. Upon the completion of the transaction, IC Power ceased to control Inkia Holdings (Acter) Limited and therefore ceased to hold its indirect interest in Edegel.

The following unaudited pro forma condensed combined carve-out financial statements are presented to illustrate the effects of ZIM’s restructuring and the completion of IC Power’s sale of its indirect interest in Edegel. The unaudited pro forma statement of financial position as of June 30, 2014 illustrates the estimated effects of ZIM’s restructuring and the sale of Edegel on Kenon’s condensed consolidated statements of financial position, as if ZIM’s restructuring and the sale of Edegel had occurred on January 1, 2012. The unaudited pro forma income statements for the six months ended June 30, 2014 and 2013, and the years ended December 31, 2013 and December 31, 2012 set forth the estimated effects of ZIM’s restructuring and the sale of Edegel on Kenon’s condensed combined carve-out statements of income, as if ZIM’s restructuring and the sale of Edegel had occurred in its entirety on January 1, 2012.

The unaudited pro forma financial statements are presented for informational purposes only and do not purport to present what Kenon’s actual results would have been had ZIM’s restructuring and the sale of Edegel occurred on the dates assumed, or to project Kenon’s results of operations or financial position for any future period. The pro forma financial statements include assumptions that are believed to be reasonable and represent all material information that is necessary to fairly present pro forma financial statements.

The unaudited pro forma financial statements, including the notes thereto, should be read in conjunction with Kenon’s unaudited condensed carve-out financial statements, and the related notes thereto, as of June 30, 2014, and for the six months ended June 30, 2014 and 2013, and our audited combined carve-out financial statements, and the related notes thereto, as of December 31, 2013, and for the years ended December 31, 2013 and 2012, included elsewhere in this registration statement, the information contained in “Item 5. Operating and Financial Review and Prospects” and “Item 3D. Risk Factors.”

Kenon Holdings, Carve-out

Unaudited Pro Forma Condensed Interim Combined Carve-out Statement of Financial Position

		June 30, 2014
		As Reported	Pro Forma Adjustments (ZIM’s Restructuring)	Pro Forma Adjustments (IC Power’s Edegel Sale)	Pro Forma
	Note	(In millions of $)
Current assets
Cash and cash equivalents	(a),(e),(f)	473	(111)	233	595
Short-term investments and deposits	(a)	124	(50)	—	74
Trade receivables	(a)	417	(226)	—	191
Other receivables and debit balances	(a)	101	(67)	—	34
Income tax receivable	(a)	12	(7)	—	5
Inventories	(a)	180	(106)	—	74
Assets of disposal group classified as held for sale		280	—	(280)	—

Total current assets		1,587	(567)	(47)	973

Non-current assets
Investments in associated companies	(a),(b),(e)	308	183	—	491
Deposits, loans and other debit balances, including financial instruments	(a)	80	(38)	—	42
Deferred taxes, net	(a)	66	(1)	—	65
Property, plant and equipment	(a)	4,248	(1,903)	—	2,345
Intangible assets	(a)	202	(60)	—	142

Total non-current assets		4,904	(1,819)	—	3,085

Total assets		6,491	(2,386)	(47)	4,058

Kenon Holdings, Carve-out

Unaudited Pro Forma Condensed Interim Combined Carve-out Statement of Financial Position

		June 30, 2014
		As Reported	Pro Forma Adjustments (ZIM’s Restructuring)	Pro Forma Adjustments (IC Power’s Edegel Sale)	Pro Forma
	Note	(In millions of $)
Current liabilities
Credit from banks and others	(a),(e)	619	(462)	—	157
Long-term liabilities reclassified to short-term	(a)	1,506	(1,506)	—	—
Trade payables	(a)	562	(383)	—	179
Provisions	(a)	32	(32)	—	—
Other payables and credit balances, including financial derivatives	(a)	254	(141)	—	113
Income tax payable		8	—	—	8
Liabilities of disposal group classified as held for sale		129	—	(129)	—

Total current liabilities		3,110	(2,524)	(129)	457

Non-current liabilities
Loans from banks and others	(a),(e)	1,755	(499)	—	1,256
Debentures		677	—	—	677
Derivative instruments		17	—	—	17
Provisions		6	—	—	6
Deferred taxes, net		133	—	—	133
Employee benefits	(a)	99	(94)	—	5

Total non-current liabilities		2,687	(593)	—	2,094

Total liabilities		5,797	(3,117)	(129)	2,551

Parent company investment	(a),(e)	398	809	82	1,289
Non-controlling interests	(a)	296	(78)	—	218

Total parent company investment and non-controlling interests		694	731	82	1,507

Total liabilities and parent company investment and non-controlling interests		6,491	(2,386)	(47)	4,058

Kenon Holdings, Carve-out

Unaudited Pro Forma Condensed Interim Combined Carve-out Statement of Income

			Six Months Ended June 30, 2014
		As Reported	Pro Forma Adjustments (ZIM’s Restructuring)	Pro Forma Adjustments (IC Power’s Edegel Sale)	Pro Forma
	Note		(In millions of $)
Revenues	(a)	2,535	(1,742)	—	793
Cost of sales and services	(a)	2,206	(1,613)	—	593
Depreciation	(a)	117	(68)	—	49

Gross profit		212	(61)	—	151
Selling, general and administrative expenses	(a)	140	(83)	—	57
Other expenses		2	—	—	2
Other income	(a)	(17)	5	—	(12)
Gain on bargain purchase (negative goodwill)		(39)	—	—	(39)
Gain from disposal of investees		(2)	—	—	(2)

Operating income (loss)		128	17	—	145

Financing expenses	(a),(e)	155	(103)	(4)	48
Financing income		(3)	2	—	(1)

Financing expenses, net		152	(101)	(4)	47

Share in income (losses) of associated companies, net of tax	(d),(e)	(47)	(18)	(11)	(76)

Loss before income taxes		(71)	100	(7)	22
Tax expenses	(a)	(44)	10	—	(34)

Loss for the period		(115)	110	(7)	(12)

Attributable to:
Kenon’s shareholders		(131)	110	(7)	(28)
Non-controlling interests		16	—	—	16

Loss for the period		(115)	110	(7)	(12)

Kenon Holdings, Carve-out

Unaudited Pro Forma Condensed Combined Carve-out Statements of Income

		Year Ended December 31, 2013
		As Reported	Pro Forma Adjustments (ZIM’s Restructuring)	Pro Forma Adjustments (IC Power’s Edegel Sale)	Pro Forma
	Note	(In millions of $)
Revenues	(a)	4,812	(3,682)	—	1,130
Cost of sales and services	(a)	4,385	(3,556)	—	829
Depreciation	(a)	218	(143)	—	75
Derecognition of payments on account of vessels	(a)	72	(72)	—	—

Gross profit		137	89	—	226
Selling, general and administrative expenses	(a)	235	(152)	—	83
Other expenses	(a)	38	(32)	—	6
Gains from disposal of investees	(a)	(43)	43	—	—
Other income	(a)	(41)	35	—	(6)

Operating income (loss)		(52)	195	—	143

Financing expenses	(a)	384	(313)	—	71
Financing income		(7)	—	—	(7)

Financing expenses, net		377	(313)	—	64

Share in income (losses) of associated companies, net of tax	(d)	(117)	(118)	(30)	(265)

Loss before income taxes		(546)	390	(30)	(156)
Tax expenses	(a)	(63)	23	—	(40)

Loss for the year		(609)	413	(30)	(196)

Attributable to:
Kenon’s shareholders		(626)	415	(30)	(211)
Non-controlling interests		17	(2)	—	15

Loss for the year		(609)	413	(30)	(196)

Kenon Holdings, Carve-out

Unaudited Pro Forma Condensed Combined Carve-out Statements of Income

		Year Ended December 31, 2012
		As Reported	Pro Forma Adjustments (ZIM’s Restructuring)	Pro Forma Adjustments (Edegel’s Sale)	Pro Forma
	Note	(In millions of $)
Revenues	(a)	4,751	(3,960)	—	791
Cost of sales and services	(a)	4,360	(3,767)	—	593
Depreciation	(a)	208	(153)	—	55
Derecognition of payments on account of vessels	(a)	133	(133)	—	—

Gross profit		50	93	—	143
Selling, general and administrative expenses	(a)	221	(142)	—	79
Other expenses	(a)	6	(5)	—	1
Gains from disposal of investees	(a)	(7)	2	—	(5)
Other income	(a)	(45)	32	—	(13)

Operating income (loss)		(125)	206	—	81

Financing expenses	(a)	238	(195)	—	43
Financing income		(6)	—	—	(6)

Financing expenses, net		232	(195)	—	37

Share in income (losses) of associated companies, net of tax	(d)	(43)	(87)	(31)	(161)

Loss before income taxes		(400)	314	(31)	(117)
Tax expenses	(a)	(40)	19	—	(21)

Loss for the year		(440)	333	(31)	(138)

Attributable to:
Kenon’s shareholders		(452)	337	(31)	(146)
Non-controlling interests		12	(4)	—	8

Loss for the year		(440)	333	(31)	(138)

Kenon Holdings, Carve-out

Notes to Pro Forma Condensed Combined Carve-out Financial Statements

(Unaudited)

Note 1 – Basis of Presentation

1. On July 16, 2014, ZIM completed its financial restructuring. On September 3, 2014, Inkia America Holdings Ltd., an indirect subsidiary of IC Power, together with IC Power, completed an agreement for sale of approximately 39% of Generandes, the controlling shareholder in Edegel – see Note 11.A.3.c. to the combined carve-out financial statements.

Set forth below is a description of the transaction:

A.	IC invested in ZIM’s capital an amount of $200 million. Upon the completion of the restructuring, IC now holds 32% of ZIM’s issued share capital. This investment will be transferred to Kenon as a parent company investment.

B.	IC waived all of ZIM’s debts to it, which were subordinated debts, in a total amount of $244 million (nominal face value).

C.	IC undertook to provide a credit line to ZIM in the amount of $50 million bearing market interest rate for a period of two years from the date of completion of the restructuring, against the debts of ZIM’s customers with a coverage ratio of 2:1, and, to the extent necessary, to guarantee payments to the entity which shall provide the credit line. This obligation to provide the credit line will not be transferred to Kenon.

Upon the completion of the restructuring on July 16, 2014, IC ceased to control ZIM. IC’s derecognition of the investment in ZIM as a subsidiary and IC’s subsequent account of ZIM as an associated company will result in a gain being recorded.

As of June 30, 2014 the negative balance of IC’s investment in ZIM (net of intercompany loans) was $609 million.

The unaudited pro forma income statements do not reflect any of the following:

1) One-time $609 million gain of IC from its loss of control over ZIM and the presentation of its investment in ZIM as an associated company based upon its fair value, which is derived from the amount of IC’s investment in ZIM. The gain, which will be reported as part of the results from discontinued operations, together with ZIM’s post-tax losses for the period, has not been presented in the pro forma statements of income because it will be a non-recurring gain.

2) One-time $110 million impairment charge that will be recorded in ZIM’s 2014 financial statements (in “Other operating expenses”) as a result of ZIM’s agreement to dispose of eight vessels during the 16-month period commencing from July 16, 2014 (the date on which ZIM’s restructuring was completed), and ZIM’s classification of such vessels as being held for sale. The loss has not been presented in the pro forma statements of income because it will be a non-recurring loss.

3) One-time $110 million gain that will be recognized by IC Power as a result of its sale of its indirect interest in Edegel. The gain, which is expected, will be reported as part of the gains from disposal of investees in the third quarter of 2014. This gain has not been presented in the pro forma statements of income because it will be a non-recurring gain. The gain is net of $47 million related income tax effects, $25 million of exchange differences recycled from translation reserves, and $6 million directly attributable to incremental transaction costs.

Note 2 – Pro Forma Adjustments

The unaudited pro forma financial statements reflect the following adjustments:

(a)	Deconsolidation of ZIM due to loss of control.

(b)	Presentation of IC’s investment in 32% of ZIM as an associated company, as follows:

1. In the statement of financial position, with the presentation of IC’s investment in ZIM as an associated company in an amount of $200 million assuming the restructuring occurred on June 30, 2014, net of the effect of the deconsolidation of ZIM’s investments in associated companies, amounting to $17 million.

Kenon Holdings, Carve-out

Notes to Pro Forma Condensed Combined Carve-out Financial Statements

(Unaudited)

Note 2 – Pro Forma Adjustments (Cont.)

2. In the statements of income, with the presentation of IC’s share in ZIM’s income or loss, as further described below, net of tax, assuming the restructuring occurred on January 1, 2012.

(c)	The pro forma share in income includes ZIM’s results, which have been adjusted to reflect the relevant significant issues influencing ZIM’s income statements for the six months ended June 30, 2014 and the years ended 2013 and 2012, resulting from the restructuring transaction, which was completed on July 16, 2014, assuming the restructuring occurred on January 1, 2012.

ZIM’s pro forma statements were performed under the following assumptions:

1.	Finance expenses – all financial expenses which were recorded in respect of the original debt that participated in the restructuring are derecognized, and in respect of the new debt, finance expenses are recorded in accordance with the new debt’s terms.

2.	Charter hire payments - the reduced charter hire fees for the six months ended June 30, 2014 and the years ended 2013 and 2012 are recorded according to the charter hire following the restructuring.

3.	Depreciation expenses – certain vessel loan creditors purchased (directly or indirectly) the vessels secured in their favor and leased them back to ZIM at terms and conditions agreed upon in the restructuring agreement. All of the depreciation expenses which originally were recorded in respect of owned or finance leased vessels which were reclassified as operational leases, were derecognized.

(d)	ZIM’s actual and pro forma loss attributable to owners of the company (in millions $) were as follows:

	Actual	Effect of debt restructuring[1] (100%)	ZIM’s Post- restructuring	Kenon’s share in ZIM’s restructuring (32%)	Derecognition of ZIM’s share of profit of associates	Purchase Price Allocation effect[2]	Kenon’s pro forma adjustments
Six months ended June 30, 2014	(132)	72	(60)	(19)	(5)	6	(18)
Year ended December 31, 2013	(535)	161	(374)	(120)	(10)	12	(118)
Year ended December 31, 2012	(433)	152	(281)	(90)	(9)	12	(87)

1. ZIM’s actual and pro forma loss for the six months ended June 30, 2014 and the years ended December 31, 2013 and 2012, as reported by ZIM (in millions of $), were as follows:

2. In connection with ZIM’s restructuring, as set forth above, IC invested $200 million in ZIM exchange for a 32% interest in the shareholders’ equity of ZIM. Based upon a purchase price allocation, or PPA, study conducted by an external, independent appraiser, the excess cost was generally allocated as follows: (i) negative excess cost to vessels, in the amount of $104 million; (ii) negative excess cost in respect of unfavorable operating lease contracts, in the amount of $39 million; (iii) positive excess cost in respect of containers and equipment, in the amount of $30 million; (iv) positive excess cost in respect of a brand name, in the amount of $80 million; and (v) negative goodwill, in the amount of $219 million. The amortization of each excess cost has the stated effect on each period included in the table. The amortization was determined based upon the useful life of each asset, which was estimated based upon the likely economic life span of the asset.

Kenon Holdings, Carve-out

Notes to Pro Forma Condensed Combined Carve-out Financial Statements

(Unaudited)

Note 2 – Pro Forma Adjustments (Cont.)

	Actual	Effects of debt restructuring			Pro-forma Post-Restructuring
	Six months ended June 30, 2014	Cancellation of actual pre-restructure expenses		Recording of new post restructure expenses	Six months ended June 30, 2014
Income from voyages and related services	1,742				1,742
Operating expenses and cost of services	(1,613)	137	[1]	(118)[2]	(1,594)
Depreciation	(68)	17	[3]		(51)

Gross profit	61	154		(118)	97

Net other operating income (expenses)	5				5
General and administrative expenses	(83)				(83)

Result from operating activities	(17)	154		(118)	19

Net finance income (expenses)	(107)	73	[4]	(37)[5]	(71)
Share of (losses) profits of associates (net of income tax)	5				5

Profit (loss) before income tax	(119)	227		(155)	(47)

Income taxes	(10)				(10)

Profit (loss) for the period	(129)	227		(155)	(57)

Attributable to:
Owners of the Company	(132)	227		(155)	(60)
Non-controlling interests	3	—		—	3

	(129)	227		(155)	(57)

	Actual	Effects of debt restructuring			Pro-forma Post-Restructuring
	Year ended December 31, 2013	Cancellation of actual pre-restructure expenses		Recording of new post restructure expenses	Year ended December 31, 2013
Income from voyages and related services	3,682				3,682
Operating expenses and cost of services	(3,556)	284	[1]	(243)[2]	(3,515)
Depreciation	(143)	35	[3]		(108)
Loss / impairment of payments on account	(72)				(72)

Gross profit (loss)	(89)	319		(243)	(13)

Net other operating income (expenses)	70				70
General and administrative expenses	(152)				(152)
Termination benefit expenses	(24)				(24)

Result from operating activities	(195)	319		(243)	(119)

Net finance income (expenses)	(322)	159	[4]	(74)[5]	(237)
Share of profits of associates (net of income tax)	10				10

Profit (loss) before income tax	(507)	478		(317)	(346)

Income taxes	(23)				(23)

Profit (loss) for the period	(530)	478		(317)	(369)

Attributable to:
Owners of the Company	(535)	478		(317)	(374)
Non-controlling interests	5	—		—	5

	(530)	478		(317)	369

Kenon Holdings, Carve-out

Notes to Pro Forma Condensed Combined Carve-out Financial Statements

(Unaudited)

Note 2 – Pro Forma Adjustments (Cont.)

	Actual	Effects of debt restructuring			Pro-forma Post-Restructuring
	Year ended December 31, 2012	Cancellation of actual pre-restructure expenses		Recording of new post restructure expenses	Year ended December 31, 2012
Income from voyages and related services	3,960				3,960
Operating expenses and cost of services	(3,767)	285	[1]	(243)[2]	(3,725)
Depreciation	(153)	35	[3]		(118)
Loss /impairment of payments on account	(133)				(133)

Gross profit (loss)	(93)	320		(243)	(16)

Net other operating income (expenses)	29				29
General and administrative expenses	(142)				(142)

Result from operating activities	(206)	320		(243)	(129)

Net finance income (expenses)	(212)	150	[4]	(75)[5]	(137)
Share of (losses) profits of associates (net of income tax)	9				9

Profit (loss) before income tax	(409)	470		(318)	(256)

Income taxes	(19)				(19)

Profit (loss) for the period	(428)	470		(318)	(275)

Attributable to:
Owners of the Company	(433)	470		(318)	(281)
Non-controlling interests	6	—		—	6

	(428)	470		(318)	(275)

1.	Actual charter hire expenses in respect of the relevant charter hire agreements, recorded during the period.
2.	New charter hire expenses are based on the new post- restructuring charter agreements. With respect to the operational leases whose classification did not change in connection with the completion of the restructuring, deferred expenses in the amount equal to the fair value of the Series C Notes, the Series D Notes, and the equity issued to third-party ship owners, were recorded as additional charter hire expenses throughout the remaining charter periods.
3.	Actual depreciation recorded during the period in respect of originally-owned and -financed leased vessels, which were reclassified as operational leases in connection with the restructuring.
4.	Actual interest expenses in respect of the restructured debt, recorded during the period.
5.	New interest expenses, as set forth below:

Tranche	Maturity	Interest rate	Face Value (In millions of $)	Effective Interest Rate	Fair Value (In millions of $)
Tranche A	2016 - 2021	Libor USD 3M/6M +2.8%	274	4.4%	274
Tranche C	2023	3.0%	372	7.0%	286
Tranche D	2023	3.0%+PIK 2.0%	115	7.9%	93
Tranche E	2026	0.25% + PIK 1.75% // 2%	65	8.7%	31
Capital Leases	2024 - 2026		402	9%-10%	402

(e)	The deconsolidation of Inkia Holdings (Acter) Limited due to IC Power’s sale of this entity.

(f)	In connection with the sale of Inkia Holdings (Acter) Limited, IC Power received $413 million in cash with a net increase in cash from the transaction of $360 million (after payments of taxes and bank fees.) The $233 million cash adjustment is comprised of the net amount from the sale, $360 million, less a $126 million payment to Credit Suisse, representing the aggregate principal amount of debt outstanding under Inkia’s $125 million one-year secured credit facility with Credit Suisse, and related liabilities.

B.	Capitalization and Indebtedness

The following table sets forth our cash and consolidated capitalization and indebtedness as of June 30, 2014 on an actual basis, and as adjusted to give effect to the completion of ZIM’s restructuring and the consummation of the spin-off. This information should be read in conjunction with our unaudited condensed carve–out financial statements and the related notes thereto, as of June 30, 2014, and for the six months ended June 30, 2014 and 2013, and our audited combined carve-out financial statements as of December 31, 2013, and for the years ended December 31, 2013 and 2012 and the related notes thereto, as well as information included elsewhere in this registration statement, including information in “Item 5A. Operating Results” and “Item 5B. Liquidity and Capital Resources.”

	As of June 30, 2014	ZIM Restructuring Adjustments[1]	Sale of Edegel Adjustments[2]	Spin-off Adjustments	As Adjusted
	(in millions of USD, except as indicated)
Cash and cash equivalents[3]	$473	(111)	233	35	630

Liabilities[4]
Debt (long-term and short-term), of which:	$4,667	(2,411)	(124)	—	2,132
Credit Facility From IC5	—	—	—	—	—
IC Power[6]	2,169	—	(124)	—	2,045
ZIM[7]	2,467	(2,411)	—	—	56
Other[8]	31	—	—	—	31
Parent company investment and non-controlling interests
Parent company investment	$398	732	82	35	1,247
Non-controlling interests	296	(76)	—	—	220
Total parent company investment and non-controlling interests	694	656	82	35	1,467

Total capitalization	$4,888	(1,644)	(275)	—	2,969

1.     Reflects adjustments that were made in connection with ZIM’s restructuring, which was completed on July 16, 2014.

2.     Reflects adjustments that were made in connection with IC Power’s sale of its 21% indirect equity interest in Edegel, which was completed in September 2014.

3.     Includes restricted cash of $69 million.

4.     As an equity-method investee, Qoros’ liabilities are not reflected on Kenon’s consolidated balance sheet. As of June 30, 2014, Qoros had outstanding indebtedness of RMB5.7 billion (approximately $919 million), which consisted of current and non-current loans and borrowings of RMB2.8 billion (approximately $451 million) and RMB2.9 billion (approximately $467 million), respectively. The liabilities of our other businesses that we account for pursuant to the equity method are also not included in this table. For information regarding Tower’s outstanding indebtedness, see “Information Regarding Tower” and “Item 5B. Liquidity and Capital Resources—Other Businesses’ Liquidity and Capital Resources—Tower.”

5.     IC has agreed to provide us with a $200 million credit facility in connection with the consummation of the spin-off. The aggregate principal amount is subject to increase up to RMB888 million (approximately $143 million), which includes related interest and fees, in connection with payments IC may be required to make in connection with back-to-back guarantees it has provided in respect of certain of Qoros’ indebtedness. For further information on this credit facility, see “Item 5B. Liquidity and Capital Resources – Kenon’s Liquidity and Capital Resources – IC Credit Facility.”

6.     Includes short-term loans, long-term loans, and debentures, and excludes loans from parent company.

7.     Includes short-term loans, long-term loans, and debentures, and excludes loans from parent company.

8.     Includes the short-term loans, long-term loans and debentures of each of Primus and Petrotec, which IC Green has recently sold. Excludes loans from parent company.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business, financial condition, results of operations and liquidity can suffer materially as a result of any of the risks described below. While we have described all of the risks we consider material, these risks are not the only ones we face. We are also subject to the same risks that affect many other companies, such as technological obsolescence, labor relations, geopolitical events, climate change and risks related to the conducting of international operations. Additional risks not known to us or that we currently consider immaterial may also impair our business operations. Our businesses routinely encounter and address risks, some of which may cause our future results to be different – sometimes materially different – than we presently anticipate.

Risks Related to Our Diversified Strategy and Operations

Some of our businesses have significant capital requirements. If these businesses are unable to obtain sufficient financing from third party financing sources, they may not be able to operate, and we may deem it necessary to provide such capital, provide a guaranty or indemnity in connection with any financings, and/or provide collateral in connection with any financings, including via the cross-collateralization of assets across businesses, all of which may materially impact our operations.

The business development plans of our businesses contemplate additional debt or equity financing which is expected to be raised from third parties. However, our businesses may be unable to raise the necessary capital from third party financing sources, and in this case Kenon would be their only source of funding; in particular, Qoros will require significant cash to further its development and we expect that a significant portion of the liquidity and capital resources that we will have upon the consummation of the spin-off will be used to support Qoros’ development. The cash resources currently on our balance sheet, together with amounts available under our $200 million credit facility from IC, may not be sufficient to fund additional investments in our businesses. In the event that one or more of our businesses require capital, either in accordance with their business development plans or in response to new developments, and are unable to raise such financing from third parties, Kenon may (i) issue equity in the form of shares or convertible instruments, (ii) provide financing to a business using funds received from the operations or sales of Kenon’s other businesses, (iii) sell part, or all, of its interest in any of its businesses, (iv) raise debt financing at the Kenon level or (v) provide guarantees or collateral in support of the debt of its businesses. To the extent debt financing is available to it, any debt financing that Kenon incurs may not be on favorable terms, may require Kenon to agree to restrictive covenants that limit how Kenon operates its or its businesses, and may also limit dividends or other distributions. In addition, any equity financing, whether in the form of a sale of shares or convertible instruments, would dilute existing holders of our ordinary shares and any such equity financing could be at prices that are lower than the current trading prices.

For example, Qoros’ business development plan contemplates third-party debt financing of RMB9.2 billion (approximately $1.5 billion) to supplement shareholder loans in the amount of RMB350 million (approximately $56 million) provided to Qoros by each of its shareholders and Qoros’ expected shareholder support (which is expected to be provided to Qoros through a combination of equity contributions (in an amount of RMB25 million (approximately $4 million) per shareholder) and shareholder loans (in an amount of RMB400 million (approximately $64 million) per shareholder). Qoros requires such support from its shareholders to conduct its operations in the near-term and our provision of the RMB400 million (approximately $64 million) shareholder loan is dependent, among other things, upon the release of most of the guarantee relating to Qoros’ RMB3 billion (approximately $482 million) syndicated credit facility.

Qoros has secured a portion of its expected third-party long-term debt financing needs via (i) a RMB3 billion (approximately $482 million) syndicated credit facility (secured by certain of Qoros’ fixed assets and certain shareholder guarantees), (ii) a RMB1.2 billion (approximately $193 million) syndicated credit facility (secured by Quantum and Wuhu Chery’s pledge of a portion of their respective equity interests in Qoros, and including dividends deriving therefrom), and (iii) additional short-term credit facilities. As of June 30, 2014, Qoros had drawn loans of approximately RMB2.9 billion (approximately $466 million) and RMB160 million (approximately $26 million) under its two primary loan facilities, and had also drawn loans under short term credit facilities. Additionally, Qoros had not experienced a significant increase in sales volume between the first quarter and the second quarter of 2014 and revised its business development plan during the third quarter of 2014. As Qoros continues to pursue its commercial growth strategy, Qoros will need to secure significant additional third-party debt financing to fund its business development plan and support its operational expansion and development, and Qoros may be unable to secure such third-party debt financing. As Qoros is an early stage company, we expect that a significant portion of the liquidity and capital resources that we will have upon the consummation of the spin-off will be used to support the development of Qoros.

In the future, third party financing sources may also require Kenon to guarantee an individual business’ indebtedness and/or provide additional collateral, including collateral via a cross-collateralization of assets across businesses. If Kenon is required to guarantee an individual business’ indebtedness, we may decide to divert funds received from one business to another business. We may also sell some or all of our interests in any of our businesses to provide funding for another business. Additionally, if we are required to cross-collateralize certain assets (i.e., pledges of shares or assets of one of our operating companies to secure debt of another of our operating companies) in order to provide additional collateral to a lender, we may lose an asset associated with one business in the event that a separate business is unable to meet its debt obligations.

For example, Quantum, the wholly-owned subsidiary through which IC owns its 50% interest in Qoros has pledged a portion of its shares in Qoros. Although Quantum’s pledge of its equity interest in Qoros may be released in exchange for a pledge of cash collateral in an amount equal to 50% of the aggregate amount outstanding under the syndicated credit facility (plus interest and expenses), Quantum’s pledge could result in a loss of our equity interest in Qoros and will limit our ability, or render us unable, to pledge our equity interest in Qoros in connection with future financing agreements. Additionally, to the extent that IC is required to make payments with respect to IC’s guarantee of certain of Qoros’ debt obligations under its RMB3 billion (approximately $482 million) syndicated credit facility, the principal amount of Kenon’s credit facility from IC will increase accordingly, which may reduce the funds available for support of our other businesses. For further information on the risks related to our obligations in respect of Qoros’ debt, see “ –Kenon will have obligations owing to IC, which could be substantial” and “Risks Related to Our Interest in Qoros – Qoros has only recently commenced commercial sales and will depend on external debt financing and guarantees or commitments from its shareholders to finance its operations.”

If Kenon provides any of our businesses with additional capital, provides any third parties with indemnification rights or a guaranty, and/or provides additional collateral, including via cross-collaterization, this could reduce our liquidity.

For further information on the capital resources and requirements of each of our businesses, see “Item 5B. Liquidity and Capital Resources.”

Kenon will have obligations owing to IC, which could be substantial.

In connection with the consummation of the spin-off, we will have $35 million in cash on hand, provided to us in the form of an equity contribution.

Additionally, IC will provide a $200 million credit facility to us. In connection with IC’s establishment of such credit facility, during the initial five-year term of the credit facility, Kenon will pay IC an annual commitment fee equal to 2.1% of the undrawn amount of the credit facility, which will be capitalized as a payment-in-kind and added to the outstanding amount of the credit facility. Principal and interest payments will accrue annually, and become due and payable in accordance with the terms of the credit facility, with interest payments over the first five-years being paid-in-kind, see “Item 5B. Liquidity and Capital Resources – Kenon’s Commitments and Obligations – IC Credit Facility.”

Kenon may be required to use a substantial portion of cash flows received from its businesses to make payments to IC in accordance with the credit facility, which may reduce Kenon’s ability to advance cash to its businesses or to pay dividends to its shareholders in the future, and Kenon may be unable to generate sufficient cash to make such payments. If Kenon is unable to fulfill its payment obligations under the terms of the loan, IC could elect to declare all amounts outstanding thereunder immediately due and payable and terminate all commitments to extend further credit to Kenon. If IC accelerates the repayment of Kenon’s obligations, Kenon may not have sufficient assets to repay such obligations. In such circumstances, in addition to Kenon’s pledge of at least 40% (but no more than 66%) of IC Power’s issued capital, Kenon may also have to issue equity, or pledge its equity interests in any of its other businesses, to IC, and such issuance or pledge could result in a full, or partial, dilution of your direct equity interest in Kenon or indirect equity interest in Kenon’s businesses, as well as Kenon’s inability to pledge its equity interests in any of its businesses in connection with future financing agreements. The credit facility will also contain covenants that will restrict our ability to make distributions and incur additional indebtedness. For example, prior to a listing of IC Power’s equity, the credit facility prohibits Kenon from distributing dividends to its shareholders, unless such dividends consist of all, or a portion of, Kenon’s equity interests in ZIM or Tower. Additionally, there are further restrictions on dividends following an IPO or listing of IC Power. If, at any time after a listing of IC Power’s equity, we seek to (i) distribute a dividend to our shareholders (in cash or in kind), (ii) incur additional debt, (iii) sell, transfer, or allocate a portion, or all, of our interest in IC Power, or (iv) sell all of IC Power’s assets, the credit facility will require the value of Kenon’s remaining interest in IC Power to be, at any given time, equal to at least (i) two times Kenon’s net debt (which shall be equal to the outstanding principal amount of the credit facility plus the outstanding principal amount of any additional debt owed by Kenon to third-parties minus Kenon’s cash on hand), in each case plus interest and fees plus (ii) 50% of the portion of the maximum amount of IC’s outstanding obligations under its back-to-back guarantee in respect of Qoros’ RMB3 billion (approximately $482 million) syndicated credit facility, including related interest and fees, for which IC has not demanded reimbursement. Kenon’s compliance with such terms may limit its operating and financial flexibility, which may affect Kenon’s ability to execute its strategy and thereby have a material adverse effect on Kenon’s business, financial condition, results of operations or liquidity. For further information on the terms of the loan from IC to Kenon, see “Item 5B. Liquidity and Capital Resources – Kenon’s Commitments and Obligations – IC Credit Facility.”

In addition, to the extent that IC is required to make payments with respect to IC’s guarantee of certain of Qoros’ debt obligations under Qoros’ RMB3 billion (approximately $482 million) syndicated credit facility, the principal amount of Kenon’s credit facility from IC will increase accordingly. Loans under this facility are severally guaranteed by (i) Chery, the other party to the joint venture, for up to 50% of amounts outstanding under this loan, or up to RMB1.5 billion (approximately $241 million), plus related interest and fees and (ii) Changshu Port Development and Construction Co., or Changshu Port for up to 50% of amounts outstanding under this loan, or up to RMB1.5 billion (approximately $241 million), plus related interest and fees. Until recently, Chery had also provided a back-to-back guarantee of 100% of the Changshu Port’s obligations under the Changshu Port’s guarantee of Qoros’ loans. IC provides Chery with a back-to-back guarantee of 50% of Chery’s direct guarantee of Qoros’ loans under the facility; until recently, IC had also provided Chery with a back-to-back guarantee of 50% Chery’s obligations under Chery’s back-to-back guarantee of the Changshu Port’s guarantee. Although IC’s outstanding back-to-back guarantee will not be transferred to Kenon, the credit facility with IC will provide that if Qoros is in default under its RMB3 billion (approximately $482 million) syndicated credit facility, the repayment of the aggregate outstanding amount under this facility is accelerated by Qoros’ lenders, and IC makes a payment in connection with Chery’s exercise of IC’s back-to-back guarantee, then the amount of such payment will be added to the outstanding principal amount of the credit facility from IC to Kenon. Under its back-to-back guarantee, IC (and consequently Kenon) may be obligated to pay up to an aggregate RMB888 million (approximately $143 million), which includes related interest and fees.

Upon consummation of the spin-off, Kenon will have cash of $35 million, a $200 million credit facility with IC, and will be dependent on its businesses for cash flows from operations and to meet its obligations under the credit facility from IC. For further information on the risks related to our dependence on our businesses for our liquidity, see “– We are a holding company and are dependent upon cash flows from our businesses to meet our existing and future obligations.”

Finally, notwithstanding the terms of our credit facility with IC, we cannot assure you that IC will make future borrowings available to us, in an amount sufficient to enable us to meet our obligations or to fund our liquidity needs. If our cash flow and capital resources are insufficient, this could have a material adverse effect on our business, financial condition, or liquidity.

Disruptions in the financial markets could adversely affect Kenon or its businesses, which may not be able to obtain additional financing on acceptable terms or at all.

Kenon’s businesses may seek to access capital lending markets for various purposes, which may include the repayment of indebtedness, acquisitions, capital expenditures and for general corporate purposes. The ability of Kenon’s businesses to access capital lending markets, and the cost of such capital, could be negatively impacted by disruptions in those markets. In 2008, 2009 and 2010, credit markets experienced significant dislocations and liquidity disruptions. These disruptions impacted other areas of the economy and led to a slowdown in general economic activity. Similar disruptions in the credit markets could make it more difficult or expensive for our businesses to access the capital or lending markets if the need arises and may make financing terms for borrowers less attractive or available. Furthermore, a decline in the value of any of our businesses, which are or may be used as collateral in financing agreements, could also impact their ability to access financing.

Kenon may seek to access the capital or lending markets to obtain financing in the future, including to support its businesses. The availability of such financing and the terms thereof will be impacted by many factors, including: (i) our financial performance, (ii) our credit ratings or absence of a credit rating, (iii) the liquidity of the overall capital markets, and (iv) the state of the economy. There can be no assurance, particularly as a newly-incorporated company that currently has no credit rating, that Kenon will be able to access the capital markets on acceptable terms or at all. If Kenon deems it necessary to access financing and is unable to do so on acceptable terms or at all, this could have a material adverse effect on our financial condition or liquidity.

We are dependent upon access to the capital markets to execute our strategy with respect to our non-primary interests.

Our strategy may include sales or distributions of our interests in our non-primary businesses. Our ability to distribute or monetize our non-primary businesses is heavily dependent upon the public equity markets. For example, the ability to realize any value from a business disposition may depend upon our ability to complete an initial public offering of the business in which such investment is held. Even if the securities of our business are publicly traded, large holdings of securities can often be disposed of only over a substantial length of time, exposing the investment returns to risks of downward movement in market prices during the intended disposition period. Accordingly, under certain conditions, we may be forced to either sell our equity interest in a particular business at lower prices than expected to realize or defer such a sale, potentially for a long period of time.

We are a holding company and are dependent upon cash flows from our businesses to meet our existing and future obligations.

We are a holding company of various operating companies, and as a result, do not conduct independent operations or possess significant assets other than investments in and advances to our businesses. Kenon will have cash of $35 million upon consummation of the spin-off, and, other than the $200 million available to Kenon under its credit facility with IC, Kenon will not have any other external credit facility or access to other dedicated sources of funding. Kenon’s cash resources and cash from its businesses may not be sufficient for Kenon to meet its obligations under its loan from IC, including as such loan may be increased in the event that IC is required to make payments under its back-to-back guarantees of direct guarantees of certain of Qoros’ debt. Additionally, we may need to provide loans to or make investments in or provide guarantees in support of our businesses; in particular, Qoros will require significant cash to further its development and Kenon may provide additional equity capital or loans to Qoros, or provide guarantees, in support of Qoros’ development. In particular, we expect that a significant portion of the liquidity and capital resources that we will have upon the consummation of the spin-off will be used to support Qoros’ development. If we are unable to satisfy our obligations, we may decide to sell interests in businesses and use the proceeds resulting therefrom to make payments in respect of these obligations, which could reduce amounts available for distributions to our shareholders, and may result in our disposition of assets in circumstances where we might otherwise not have considered such dispositions to be in the best interest of our shareholders.

Kenon may also provide guarantees of debt of its businesses in the future.

Accordingly, we will depend upon the receipt of sufficient funds from our businesses (via dividends, loans or advances, or the repayment of loans or advances to us) to meet our obligations, including to contribute committed capital to our businesses, repay any amounts we may borrow in the future, and to pay dividends or other distributions to our shareholders. However, as our businesses are legally distinct from us and will generally be required to service their debt obligations before making distributions to us, our ability to access such cash flow from our businesses may be limited in some circumstances. Additionally, the terms of existing and future joint venture, financing, or cooperative operational agreements and/or the laws and jurisdictions under which each of our businesses are organized may also limit the timing and amount of any dividends, other distributions, loans or loan repayments to us. In the case of IC Power, a business with investments in numerous businesses, its ability to make payments to us may be further limited if its businesses are unable to make payments to it. In addition, with respect to our businesses, we generally will have no ability to cause such entities to make distributions to us, even if they are able to do so.

Additionally, as dividends are generally taxed and governed by the relevant authority in the jurisdiction in which the company is incorporated, there may be numerous and significant tax or other legal restrictions on the ability of our businesses, including for example IC Power’s businesses, including for example, to remit funds to us, or to remit such funds without our, or our businesses’, incurring significant tax liabilities or incurring a ratings downgrade.

We do not have the right to manage, and in some cases do not control, several of our businesses, and therefore we may not be able to realize some or all of the benefits that we expect to realize from our businesses.

As we do not own a majority interest in Qoros, ZIM, or Tower, we are subject to the operating and financial risks of these business, the risk that these businesses may make business, operational or financial decisions that we do not agree with, and the risk that we may have objectives that differ from those of the applicable business itself or its controlling shareholder. Our ability to control the development and operation of these investments may be limited, and we may not be able to realize some or all of the benefits that we expect to realize from these investments. For example, we may not be able to cause these businesses to make distributions to us in the amount or at the time that we need or want such distributions. Furthermore, IC Power does not own a controlling equity interest in Pedregal. Consequently, IC Power is also subject to the aforementioned consequences, and a lack of control with respect to this company, or any other company IC Power may acquire a minority interest in, could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

In addition, we rely on the internal controls and financial reporting controls of our businesses and the failure of our non-controlled businesses to maintain effective controls or to comply with applicable standards could make it difficult to comply with applicable reporting and audit standards. For example, the preparation of our consolidated financial statements will require the prompt receipt of financial statements from each of our subsidiaries and associated companies. Additionally, in certain circumstances, we may be required to file with our annual reports on Form 20-F, or registration statements filed with the SEC, financial information of associated companies that has been audited in conformity with SEC rules and regulations and Public Company Accounting Oversight Board, or PCAOB, audit standards. We may not, however, be able to procure financial statements, or such audited financial statements, as applicable, from our subsidiaries and associated companies and this could render us unable to comply with applicable SEC reporting standards.

Some of our businesses are highly leveraged.

Some of our businesses are significantly leveraged and may incur additional debt financing in the future. As of June 30, 2014, we had approximately $4.67 billion of outstanding indebtedness on a consolidated basis, including long-term debt, short-term debt and debentures, and including IC Power’s $2.17 billion of outstanding indebtedness and ZIM’s $2.47 billion of outstanding indebtedness. As of June 30, 2014, Qoros had outstanding indebtedness of RMB5.7 billion (approximately $927 million) and Tower had outstanding indebtedness of $437 million (in the case of Tower, in accordance with U.S. GAAP).

Highly leveraged assets are inherently more sensitive to declines in earnings, increases in expenses and interest rates, and adverse market conditions. A leveraged company’s income and net assets also tend to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. Consequently, the risk of loss associated with a leveraged company is generally greater than for companies with comparatively less debt. Additionally, the amount of collateral that is available for future secured debt or credit support and a business’ flexibility in dealing with its secured assets may be limited. For example, a significant percentage of IC Power’s assets, including IC Power’s interest in the capital stock of certain of its associated companies, secures Kallpa’s senior secured credit facility, and IC Power uses a substantial portion of its consolidated cash flows from operations to make debt service payments, thereby reducing its ability to use its cash flows to fund operations, capital expenditures, or future business opportunities. Additionally, notwithstanding the completion of its restructuring on July 16, 2014, ZIM remains significantly leveraged and ZIM will continue to face risks associated with those of a highly leveraged company. Qoros has only recently commenced commercial sales, and accordingly does not have regular cash flows for debt service.

Our businesses will generally have to service their debt obligations before making distributions to us or to any other shareholder. In addition, many of the financing agreements relating to the debt facilities or our operating companies contain covenants and limitations, including the following:

•	limits on the ratio of debt to EBITDA;

•	minimum required ratios of EBITDA to interest expense;

•	limits on the incurrence of liens or the pledging of certain assets;

•	limits on the incurrence of subsidiary debt;

•	limits on the ability to enter into transactions with affiliates, including us;

•	limits on the ability to pay dividends to shareholders, including us; and

•	limits on our ability to sell assets, including interests in subsidiaries and associated companies.

If any of our businesses are unable to repay or refinance their indebtedness as it becomes due, or if they are unable to comply with their covenants, we may decide to sell assets or to take other disadvantageous actions, including (i) reducing financing in the future for investments, acquisitions or general corporate purposes or (ii) dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on their indebtedness. As a result, the ability of our businesses to withstand competitive pressures and to react to changes in the various industries in which we operate could be impaired. If we choose not to pursue any of these alternatives, a breach of any of our businesses’ debt instruments and/or covenants could result in a default under the relevant debt instrument(s). Upon the occurrence of such an event of default, the lenders could elect to declare all amounts outstanding thereunder to be immediately due and payable and, in the case of credit facility lenders, terminate all commitments to extend further credit. If the lenders accelerate the repayment of the relevant borrowings, the relevant business may not have sufficient assets to repay any outstanding indebtedness, which could result in a complete loss of that business for us.

Furthermore, the acceleration of any obligation under a particular debt instrument may permit the holders of other material debt to accelerate their obligations pursuant to “cross default” provisions, which could have a material adverse effect on our business, financial condition and liquidity.

As a result, our businesses’ degree of leverage could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Our success will be dependent upon the efforts of a limited number of directors and executive officers.

Our success will be dependent upon the decision-making of our directors and executive officers as well as the directors and executive officers of our businesses. The loss of any or all of our directors and executive officers could delay the implementation of our strategies or divert our directors and executive officers’ attention from our operations which could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Foreign exchange rate fluctuations and controls could have a material adverse effect on our earnings and the strength of our balance sheet.

Through our businesses, we have facilities and generate costs and revenues in a number of geographic regions across the globe. As a result, a significant portion of our revenue and certain of our businesses’ operating expenses, assets and liabilities, are denominated in currencies other than the U.S. Dollar. The predominance of certain currencies varies from business to business, with many of our businesses generating revenues or incurring indebtedness in more than one currency. Additionally, IC recently provided Qoros with a RMB350 million (approximately $56 million) shareholder loan, which will be transferred to us in connection with the consummation of the spin-off and we expect to provide Qoros with a RMB400 million (approximately $64 million) shareholder loan, subject to the release of certain guarantees in respect of Qoros’ indebtedness. Furthermore, the outstanding amount of Kenon’s credit facility from IC will be increased to the extent that IC makes a payment under its back-to-back guarantees of Qoros’ RMB3 billion (approximately $482 million) syndicated credit facility. As a result, we are subject to several arrangements that may expose us to RMB exchange rate fluctuations.

Furthermore, our businesses may pay distributions or make payments to us in currencies other than the U.S. Dollar, which we must convert to U.S. Dollars prior to making dividends or other distributions to our shareholders if we decide to make any distributions in the future. Foreign exchange controls in countries in which our businesses operate may further limit our ability to repatriate funds from unconsolidated foreign affiliates or otherwise convert local currencies into U.S. Dollars.

Consequently, as with any international business, our liquidity, earnings, expenses, asset book value, and/or amount of equity may be materially affected by short-term or long-term exchange rate movements or controls. Such movements may give rise to one or more of the following risks, any of which could have a material adverse effect on our business, financial condition, results of operations or liquidity:

•	Transaction Risk – exists where sales or purchases are denominated in overseas currencies and the exchange rate changes after our entry into a purchase or sale commitment but prior to the completion of the underlying transaction itself;

•	Translation Risk – exists where the currency in which the results of a business are reported differs from the underlying currency in which the business’ operations are transacted;

•	Economic Risk – exists where the manufacturing cost base of a business is denominated in a currency different from the currency of the market into which the business’ products are sold; and

•	Reinvestment Risk – exists where our ability to reinvest earnings from operations in one country to fund the capital needs of operations in other countries becomes limited.

If our businesses are unable to manage their interest rate risks effectively, our cash flows and operating results may suffer.

Certain of our businesses’ indebtedness bears interest at variable, floating rates. In particular, some of this indebtedness is in the form of Consumer Price Index, or CPI-linked, NIS-denominated bonds. We, or our businesses, may incur further indebtedness in the future that also bears interest at a variable rate or at a rate that is linked to fluctuations in a currency in the form of other than the U.S. Dollar. Although our businesses attempt to manage their interest rate risk, there can be no assurance that they will hedge such exposure effectively or at all in the future. Accordingly, increases in interest rates or changes in the CPI-Index that are greater than changes anticipated based upon historical trends could have a material adverse effect on our or any of our businesses’ business, financial condition, results of operations or liquidity.

Risks Related to the Industries in Which Our Businesses Operate

Current conditions in the global economy, and in the industries in which our businesses operate in particular, could have a material adverse effect on us.

The business and operating results of each of our businesses have been, and will continue to be, affected by worldwide economic conditions, particularly conditions in the energy generation, passenger vehicle, and shipping industries our businesses operate in. The global economic conditions that began in 2008 have affected the operating results and profitability of our businesses. These conditions have included slower global economic growth, a credit market crisis, lower levels of consumer and business confidence, downward pressure on prices, continued high unemployment levels, reduced levels of capital expenditures, fluctuating commodity prices (specifically prices for electricity, natural gas, heavy fuel oil, bunker, gasoline, and crude oil), bankruptcies, government deficit reduction and austerity measures, heightened volatility, uncertainties with respect to the stability of the emerging markets, concerns for the economic stability of the United States and several countries in Europe, budget consolidation measures by governments, and other challenges affecting the global economy. As a result of these conditions, some of the government and nongovernment customers of our businesses have experienced deterioration of their businesses, cash flow shortages, and/or difficulty in obtaining financing. As a result, existing or potential customers may delay or cancel plans to purchase the products and/or services of our portfolio subsidiaries, including long-term purchases of energy capacity (in the case of IC Power) or purchases of shipping capacity (in the case of ZIM), or may not be able to fulfill their obligations to us in a timely fashion. Furthermore, the vendors, suppliers and/or partners of each of our businesses may be experiencing similar conditions, which may impact their ability to fulfill their obligations.

Additionally, economic downturns may alter the priorities of governments to subsidize and/or incentivize participation in any of the markets in which our businesses operate. For example, economic downturns or political dynamics may impact the availability of financial incentives provided by the Chinese government to Chinese automobile purchases or the incentives (e.g., tariffs) provided by various governments to producers and consumers of renewable energy sources, some of which are heavily relied upon by our renewable energy businesses. If slower growth in the global economy continues for a significant period and/or there is additional significant deterioration in the global economy, such occurrences could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Our businesses’ operations expose us to risks associated with conditions in those markets.

Through our businesses, we operate and service customers in a number of geographic regions across the globe, including emerging markets. There are certain risks inherent in conducting business in emerging markets, including:

•	heightened economic volatility;

•	difficulty in enforcing agreements, collecting receivables and protecting assets;

•	the possibility of encountering unfavorable circumstances from host country laws or regulations;

•	fluctuations in revenues, operating margins and/or other financial measures due to currency exchange rate fluctuations and restrictions on currency and earnings repatriation;

•	trade protection measures, import or export restrictions, licensing requirements and local fire and security codes and standards;

•	increased costs and risks of developing, staffing and simultaneously managing a number of foreign operations as a result of language and cultural differences;

•	issues related to occupational safety, work hazard, and adherence to local labor laws and regulations;

•	potentially adverse tax developments;

•	changes in the general political, social and/or economic conditions in the countries where we operate, particularly in emerging markets;

•	the threat of nationalization and expropriation;

•	the presence of corruption in certain countries;

•	fluctuations in available municipal funding in those instances where a project is government financed; and

•	terrorist activities.

If any of our businesses are impacted by any of the aforementioned factors, such an impact could have a material adverse effect on our business, financial condition, results of operations or liquidity.

We require qualified personnel to manage and operate our various businesses.

As a result of our decentralized structure, we require qualified and competent management to independently direct the day-to-day business activities of each of our businesses, execute their respective business development plans, and service their respective customers, suppliers and other stakeholders, in each case across numerous geographic locations. Many of the products and services offered by our businesses are highly technical in nature. Therefore, we must be able to retain employees and professionals with the skills necessary to understand the continuously developing needs of our customers and to maximize the value of each of our businesses. This includes developing talent and leadership capabilities in the emerging markets in which certain of our businesses operate, where the depth of skilled employees may be limited. Changes in demographics, training requirements and/or the unavailability of qualified personnel could negatively impact the ability of each of our businesses to meet these demands. Although we have adequate personnel for the current business environment, unpredictable increases in the demand for our goods and/or services, or the geographical diversity of our businesses, may exacerbate the risk of not having a sufficient number of trained personnel. If any of our businesses fail to train and retain qualified personnel, or if they experience excessive turnover, we may experience declining sales, production/manufacturing delays or other inefficiencies, increased recruiting, training or relocation costs and other difficulties, any of which could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Significant raw material shortages, supplier capacity constraints, production disruptions, supplier quality and sourcing issues or price increases could increase our operating costs and adversely impact the competitive positions of the products and/or services of our businesses.

The reliance of certain of our businesses on certain third-party suppliers, contract manufacturers and service providers, or commodity markets to secure raw materials (e.g., heavy fuel oil, diesel, and natural gas for IC Power; bunker oil for ZIM; natural gas for Primus; and steel for HelioFocus), parts, components and sub-systems used in their products or services exposes us to volatility in the prices and availability of these materials, parts, components, systems and services. Some of these suppliers or their sub-suppliers are limited- or sole-source suppliers.

For example, Kallpa, the largest IC Power operating company, is party to a natural gas exclusive supply agreement with a consortium of suppliers, pursuant to which such consortium supplies Kallpa with all of its natural gas requirements based upon a base price, in U.S. Dollars, set on the date of the agreement and indexed on two producer price indexes pursuant to the terms of the agreement. Additionally, Kallpa is party to a natural gas exclusive transportation agreement with a local Peruvian gas transporter. For further information on the terms and nature of IC Power’s relationships with certain of its raw materials and suppliers, see “ – Risks Related to IC Power – Supplier concentration may expose IC Power to significant financial credit or performance risks” and “Item 4B. Business Overview – Our Business – IC Power – IC Power’s Raw Materials and Suppliers.” For further information on the terms and nature of Qoros’ relationships with certain of its raw materials and suppliers, see “ Risks Related to Our Interest in Qoros – Qoros is dependent upon its suppliers” and “Item 4B. Business Overview – Our Businesses – Qoros – Qoros’ Product Sourcing and Suppliers.”

A disruption in deliveries from these and other third-party suppliers, contract manufacturers or service providers, capacity constraints, production disruptions, price increases, or decreased availability of raw materials or commodities, including as a result of catastrophic events, could have an adverse effect on the ability of our businesses to meet their commitments to customers or could increase their operating costs. Our businesses could encounter supply problems and may be unable to replace a supplier that is not able to meet their demand in either the short- or the long-term; these risks are exacerbated in the case of raw materials or component parts that are sourced from a single-source supplier. Furthermore, quality and sourcing issues experienced by third-party providers can also adversely affect the quality and effectiveness of our businesses’ products and/or services and result in liability and reputational harm that could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Some of our businesses must keep pace with technological changes and develop new products and services to remain competitive.

The markets in which some of our businesses operate experience rapid and significant changes as a result of the introduction of both innovative technologies and services. To meet customer needs in these areas, these businesses must continuously design new, and update existing, products and services, as well as invest in, and develop new technologies. Introducing new products and technologies requires a significant commitment to research and development that, in return, requires the expenditure of considerable financial resources that may not always result in success. Our sales and profitability may suffer if these businesses invest in technologies that do not operate, or may not be integrated, as expected or that are not accepted into the marketplace as anticipated, or if their services, products or systems are not introduced to the market in a timely manner, in particular, compared to its competitors, or become obsolete. Furthermore, in some of these markets, the need to develop and introduce new products rapidly in order to capture available opportunities may lead to quality problems. Our operating results depend to a significant extent on our ability, and the ability of these businesses, to anticipate and adapt to changes in markets and to reduce the costs of producing high-quality, new and existing products and services. If we, or any of these businesses, are unsuccessful in our efforts, such a failure could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Our businesses operate in highly competitive markets.

The worldwide markets for our services, products and solutions are highly competitive in terms of pricing, service and product quality, development and introduction time, customer service and financing terms. In many of our businesses, we face downward price pressure and we are or could be exposed to market downturns or slower growth, which may increase in times of declining investment activities, government incentives and/or consumer demand. We face strong competitors, some of which are larger and may have greater resources in a given business area, as well as competitors from emerging markets, which may have better, more efficient cost structures. Some industries in which our businesses operate are undergoing consolidation, which may result in stronger competition and a change in our relative market position.

For example, in recent years, the power production industry has been characterized by strong and increasing competition with respect to both obtaining long-term and short-term PPAs – which provide for the sale of electricity, independent of actual generation allocations or provisions of availability, to financially stable distribution companies or other unregulated consumers – and acquiring existing power generation assets. In certain markets, these factors have caused reductions in the prices negotiated in PPAs and, in many cases, have caused higher acquisition prices for existing assets through competitive bidding processes. The evolution of competitive electricity markets and the development of highly efficient gas-fired power plants have also caused, or are anticipated to cause, price pressure in certain power markets where IC Power sells or intends to sell power. Certain competitors might be more effective and faster in capturing available market opportunities, which in turn may negatively impact IC Power’s market share.

Furthermore, the passenger vehicle market in China is highly competitive, as China has been one of the world’s fastest growing economies, in terms of GDP in recent years, and has also been the fastest growing among major passenger vehicle markets in the world. Many of the largest global manufacturers, through joint venture relationships with Chinese manufacturers, and numerous established domestic manufacturers, compete within this market. Some of these manufacturers have longer operating histories, or may be able to devote greater resources to their operations than Qoros, which may impact Qoros’ competitiveness and ability to gain market share.

Additionally, competition within the international container shipping industry has increased significantly and has led to reduced freight rates for ZIM’s vessels and lower utilization rates of ZIM’s vessels, which has adversely impacted ZIM’s revenues, profitability and asset values. ZIM competes with other market leaders that have high-capacity vessels in intercontinental lines as well as selected regional lines that call major ports, allowing transshipment to regional centers. ZIM also competes with regional leaders and niche carriers with smaller vessels and concentrated operating geographies. In an attempt to reduce costs through economies of scale, the containerized shipping industry has recently been characterized by many mergers, and the establishment of partnerships, alliances, or joint shipping agreements, as mechanisms to increase profitability and improve economies of scale. Although ZIM is party to certain cooperative operational agreements, it is not a member of any alliance, and is not directly partnered, with larger shipping operators.

Any of these factors alone, or in combination, may negatively impact one or more of our businesses and thereby have a material adverse effect on our business, financial condition, results of operations or liquidity.

Our businesses may be adversely affected by work stoppages, union negotiations, labor disputes and other matters associated with our labor force.

As of December 31, 2013, we, and our consolidated businesses, employ, directly and indirectly, approximately 6,000 employees around the globe. Qoros and Tower employed 2,301 and 2,819 employees, respectively, around the globe as of December 31, 2013. Our operating companies could experience strikes, industrial unrest, or work stoppages. For example, a significant portion of ZIM’s employees and employees of the ports ZIM uses are members of unions. ZIM has recently experienced labor strikes (April 2014). Port employees in Haifa, Israel have recently engaged in a port closure (May 2014), as a result of disagreements related to ZIM’s operational and financial restructuring plans or other port employee concerns. Disruptions in ZIM’s operations, or the operations of any of our other businesses, as a result of labor stoppages or strikes could materially and adversely affect our or the relevant businesses’ reputation and could adversely affect operations. Additionally, a work stoppage at any one of the suppliers of any of our businesses could materially and adversely affect our operations if an alternative source of supply were not readily available. Stoppages by employees of our customers could also result in reduced demand for our products or services which could have a material adverse effect on our business, financial condition, results of operations or liquidity. For further information on the risks related to ZIM’s labor strikes and/or office/port closures within the industry, see “– Risks Related to ZIM – Labor disruptions could have an adverse effect on ZIM’s business.”

The activities of certain of our businesses may be impacted by the geopolitical, economic and security conditions in Israel and the Middle East.

Some of our businesses are incorporated, and certain of the operations of our businesses are located, in Israel. Therefore, the existing security, economic and geopolitical conditions in Israel and the Middle East could affect our existing relationships with certain foreign corporations, as well as affect the willingness of potential partners to enter into transactions or business relationships with Israeli companies, particularly our businesses that are based in or have facilities which are located in Israel. Numerous countries, corporations and organizations around the globe limit their business activities in Israel and their business ties with Israeli-based companies. For example, ZIM’s status as an Israeli company has effectively limited ZIM’s ability to call on certain ports and has therefore impacted ZIM’s ability to enter into alliances and cooperative operational agreements with other shipping companies. Additionally, Israel has been and is subject to terrorist activity, with varying levels of severity. Parties with whom we or our businesses do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements where necessary. Developments in the political and security situation in Israel may also result in parties with whom we have agreements claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Although the number of businesses limiting their ties to Israel is decreasing, any deterioration in the security or geopolitical conditions in Israel and/or the Middle East could adversely impact our business relationships and thereby have a material adverse effect on our business, financial condition, results of operations or liquidity.

Israel’s geopolitical situation has led to security issues and, as a result, our Israel-based operations or assets, including IC Power and its subsidiary OPC, ZIM, Tower and HelioFocus may be exposed to hostile activities (including harm to computer systems or, with respect to IC Power’s operations, attacks on critical infrastructure, such as gas transmission systems or pipelines), security restrictions connected with Israeli bodies/organizations overseas, possible isolations by various bodies for numerous political reasons, and other limitations (such as a prohibition against entering into specific ports). Certain of IC Power and its subsidiary OPC, ZIM, Tower or HelioFocus’ employees in Israel are also subject to being called upon to perform military service in Israel, and their absence may have an adverse effect upon the operations of the relevant business. Generally, unless exempt, male adult citizens of Israel under the age of 41 are obligated to perform up to 36 days of military reserve duty annually and are subject to being called to active duty at any time under emergency circumstances. These events and conditions could disrupt IC Power and its subsidiary OPC, ZIM, Tower or HelioFocus’ operations, which could, in turn, have a material adverse effect on our business, financial condition, results of operations or liquidity.

Risks Related to Legal, Regulatory and Compliance Matters

We, and each of our businesses, are subject to legal proceedings and legal compliance risks.

We are subject to a variety of legal proceedings and legal compliance risks in virtually every part of the world. We, our businesses, and the industries in which we operate, are periodically reviewed or investigated by regulators and other governmental authorities, which could lead to enforcement actions, fines and penalties or the assertion of private litigation claims and damages. Changes in laws or regulations could require us, or any of our businesses, to change manners of operation or to utilize resources to maintain compliance with such regulations, which could increase costs or otherwise disrupt operations. Protectionist trade policies and changes in the political and regulatory environment in the markets in which we operate, such as foreign exchange import and export controls, tariffs and other trade barriers and price or exchange controls, could affect our businesses in several national markets, impact our profitability and make the repatriation of profits difficult, and may expose us or any of our businesses to penalties, sanctions and reputational damage. In addition, the uncertainty of the legal environment in some regions could limit our ability to enforce our rights.

While we intend to adopt, and believe that each of our businesses have adopted, appropriate risk management and compliance programs, the global and diverse nature of our operations means that legal and compliance risks will continue to exist and additional legal proceedings and other contingencies, the outcome of which cannot be predicted with certainty, will arise from time to time. No assurances can be made that we will be found to be operating in compliance with, or be able to detect violations of, any existing or future laws or regulations. A failure to comply with or properly anticipate applicable laws or regulations could have a material adverse effect on our business, financial condition, results of operations or liquidity.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws outside of the United States.

The U.S. Foreign Corrupt Practices Act, or the FCPA, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-bribery law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both the Department of Justice and the SEC, increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. Our policies mandate compliance with these anti-bribery laws. We operate, through our businesses, in many parts of the world that are recognized as having governmental and commercial corruption. Additionally, because many of our customers and end users are involved in infrastructure construction and energy production, they are often subject to increased scrutiny by regulators. We cannot assure you that our internal control policies and procedures will protect us from reckless or criminal acts committed by our employees, the employees of any of our businesses, or third party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in criminal or civil sanctions, inability to do business with existing or future business partners (either as a result of express prohibitions or to avoid the appearance of impropriety), injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits or other restrictions which could disrupt our business and have a material adverse effect on our business, financial condition, results of operations or liquidity.

Our global operations necessitate the importation and exportation of goods and technology across international borders on a regular basis. From time to time, we, or our businesses, obtain or receive information alleging improper activity in connection with such imports or exports. Our policy mandates strict compliance with applicable trade laws. Nonetheless, we cannot provide assurance that our policies and procedures will always protect us from actions that would violate U.S. and/or foreign laws. Such improper actions could subject us to civil or criminal penalties, including material monetary fines, denial of import or export privileges, or other adverse actions. The occurrence of any of the aforementioned factors could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Certain of our businesses are subject to regulatory restrictions relating to ties with hostile entities and/or countries.

As a result of their international activities and operations in various industries worldwide, certain of our businesses are exposed to regulations in Israel and in other countries governing business relations with hostile entities or countries (such as Iran). We have taken, and will continue to take, measures to ensure our compliance with such regulations. Despite our best precautions, however, the wide-reaching business activities of our businesses may expose us to sanctions, which could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Risks Related to IC Power

IC Power is significantly leveraged.

As of June 30, 2014 and December 31, 2013, IC Power had $2,169 million and $1,669 million, respectively, of outstanding indebtedness on a consolidated basis, excluding debt owed to shareholder. Some of IC Power’s debt agreements include financial, affirmative and negative covenants, events of default or mandatory prepayments for contractual breaches, including certain changes of control, and for material mergers and divestments, among other provisions. A number of IC Power’s credit facilities are secured. For example, Kallpa’s senior secured credit facility, Kallpa’s capital leases, and OPC’s financing agreement are secured by certain of IC Power’s assets.

IC Power uses a substantial portion of its cash flow from operations or investing activities to make debt service payments, reducing its ability to use its cash flow to fund its operations, capital expenditures, future business opportunities and payments to us. For example, in connection with the recent consummation of IC Power’s sale of Edegel, IC Power was required to repay the aggregate principal amount of debt outstanding under Inkia’s Credit Suisse credit facility.

Additionally, the pledge of a significant percentage of IC Power’s assets to secure its debt has reduced the amount of collateral that is available for future secured debt or credit support as well as IC Power’s flexibility in dealing with these secured assets. This level of indebtedness and related security, as well as the terms governing such indebtedness, could have other important consequences for IC Power, including:

•	increasing its vulnerability to general adverse economic and industry conditions;

•	limiting its flexibility in planning for, or reacting to, changes in its business and the industry;

•	limiting its ability to enter into long-term power sales or heavy fuel oil purchases which require credit support;

•	limiting its ability to adjust to changing market conditions and placing IC Power at a competitive disadvantage compared to its competitors that are not as highly leveraged;

•	limiting its ability to distribute dividends or other payments to its shareholders without leading to a downgrade of its outstanding indebtedness or long-term corporate ratings, if at all; and

•	limiting, along with the financial and other restrictive covenants relating to such indebtedness, among other things, IC Power’s ability to borrow additional funds for working capital including collateral postings, capital expenditures, acquisitions and general corporate or other purposes.

The indenture governing Inkia’s $450 million principal amount of bonds restricts distributions to us to 100% of Inkia’s accrued net income from January 1, 2011, subject to certain exceptions. In May 2014, IC Power repaid $168 million of intercompany debt owed to IC. In June 2014, IC Power repaid $95 million of capital notes owed to IC and made a distribution to IC of approximately $37 million. The repayment by Inkia of this debt is effectively treated as a dividend for purposes of the indenture, and, as a result, this repayment together with the distribution used up most of Inkia’s dividend capacity under the indenture, so Inkia will be unable to make distributions to IC Power until it accrues additional net income. Additionally, in connection with the consummation of the spin-off, IC Power has agreed to provide a guarantee to the lending consortium under OPC’s financing agreement, in replacement of IC’s existing guarantee to the lending consortium, and has also agreed to make cash collateral available for the benefit of the lending consortium.

IC Power’s growth strategy could be materially and adversely affected if it were unable to raise capital on favorable terms or in certain less developed economies.

IC Power relies significantly on its ability to successfully access the capital markets as a source of liquidity and such reliance may be increased to the extent that IC Power utilizes cash from its operations to distribute funds to us or repay loans owing to us. IC Power’s ability to arrange financing on either a recourse or non-recourse basis, and the costs of such capital, are dependent upon numerous factors, some of which are beyond IC Power’s control. Should future access to capital be unavailable to IC Power, it may have to sell assets or decide not to build new plants or expand or improve existing facilities, any of which could affect IC Power’s future growth. IC Power may also deem it necessary to seek additional investments from Kenon through equity contributions, loans, the provision of guarantees, or otherwise, in the event that IC Power is not able to otherwise raise funding from third parties.

Additionally, part of IC Power’s strategy is to expand its business by developing generation projects in less developed economies. Commercial lending institutions sometimes refuse to provide financing in certain less developed economies, and in these situations IC Power may seek direct or indirect (through credit support or guarantees) project financing from a limited number of multilateral or bilateral international financial institutions or agencies. As a precondition to making such project financing available, the lending institutions may also require sponsor guarantees for completion risks and governmental guarantees of certain business and sovereign related risks. However, the financing from international financial agencies or governmental guarantees required to complete projects may not be available when needed. If so, IC Power may have to abandon potential projects or invest more of its own funds, which may not be in line with IC Power’s investment objectives and would leave less funds for other IC Power investments and projects.

IC Power’s expansion, development and acquisition strategy may be limited.

IC Power’s growth strategy contemplates (i) the expansion, construction or development of power generation facilities in the countries in which IC Power currently operates, and (ii) the acquisition of operating facilities in key growth markets in which IC Power does not currently operate. The ability to pursue such growth opportunities successfully will depend upon IC Power’s ability to:

•	identify projects and properties suitable for expansion, construction or acquisition;

•	negotiate purchase or engineering, procurement and construction agreements on commercially reasonable terms; and

•	obtain the necessary financing and government permits or approvals to effect such developments or acquisitions.

If IC Power is unable to identify attractive projects for expansion, this could have an adverse impact on its strategy and, as a result, could have a material adverse effect on IC Power’s business.

Proposed and potential development projects may not be completed or, if completed, may not be completed on time or perform as expected.

IC Power plans to expand its operations through projects constructed on unused land with no need to demolish or remodel existing structures, or “greenfield development projects.” Such projects are expected to be located in the various markets within which IC Power operates and IC Power is currently constructing, among other things, a run-of-the-river hydroelectric project on the Mantaro River in central Peru, and an open cycle diesel and natural gas (dual-fired) thermoelectric plant in Mollendo, Arequipa, southern Peru. Development projects require IC Power to spend significant sums on engineering, permitting, legal, financial advisory and other expenses in preparation for competitive bids that it may not win or before it determines whether a development project is even feasible, economically attractive or capable of being financed. These activities consume a portion of IC Power and its operating companies’ focus and could increase IC Power’s leverage or reduce its consolidated profitability.

Furthermore, once IC Power wins a competitive bid and, if applicable, enters into a turnkey agreement to commence the construction of its project, the development and construction of its power generation facilities, such as its CDA or Samay I projects, still involve numerous additional risks, including:

•	unanticipated cost overruns;

•	claims from contractors;

•	an inability to obtain financing at affordable rates or at all;

•	delays in obtaining necessary permits and licenses, including environmental permits;

•	unforeseen engineering, environmental and geological problems;

•	adverse changes in the political and regulatory environment in the country in which the project is located;

•	opposition by political, environmental and other local groups;

•	shortages or increases in the price of equipment, materials or labor;

•	work stoppages or other labor disputes; and

•	adverse weather conditions, natural disasters, accidents or other unforeseen events.

Any of these risks could result in IC Power’s financial returns on its development projects being lower than expected, or could cause IC Power to operate below expected capacity or availability levels. This, in turn, could result in IC Power experiencing lost revenues and/or increased expenses. Although IC Power maintains insurance to protect against some of these risks, such insurance may not be adequate. As a result, development projects may cost more than initially anticipated and IC Power may be unable to fund principal and interest payments underlying its construction financing obligations, if any. In addition, a default under such a financing obligation could result in IC Power losing its interest in a power generation facility.

Any individual project may not be completed within budget or in a timely fashion, or at all, and delays could result in increased costs or breaches of any of the PPAs relating to such projects. For example, a delay in the completion of a construction project could result in IC Power being obligated to supply energy that it is unable to generate. If IC Power’s developmental efforts with respect to CDA, Samay I, or any of its future development projects are not successful, it may incur penalties or additional costs, or abandon a project under development and write off the costs incurred in connection with such project. At the time of abandonment, IC Power would expense all capitalized development costs incurred in connection therewith and may incur additional losses associated with any related contingent liabilities, the occurrence of which could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

IC Power may not be able to enter into, or renew existing, long-term contracts for the sale of energy and capacity, contracts which reduce volatility in IC Power’s results of operations.

IC Power sells a substantial majority of its energy under long-term PPAs. IC Power’s operating companies rely upon PPAs with a limited number of customers for the majority of their energy sales and revenues over the term of such PPAs, which typically range from one to 15 years. Some of IC Power’s long-term PPAs are at prices above current spot market prices. Depending on market conditions and regulatory regimes, it may be difficult for IC Power to secure long-term contracts with new customers, renew existing long-term contracts as they become due, or enter into long-term contracts to support the development of new projects. For example, CEPP’s current PPA, under which it has contracted 75% of CEPP’s capacity, expired in September 2014 and this PPA has not yet been extended or replaced with one or more PPAs on comparable terms. As a result, CEPP sells the previously contracted capacity on the spot market, at the rates dictated by such market. In addition, in December 2011 the Bolivian government amended the applicable law to prohibit generation companies from entering into new PPAs. As a result, IC Power will be unable to extend or replace COBEE’s current PPA, under which it has contracted 19% of COBEE’s capacity, when it expires in October 2017. Additionally, when the distribution companies in El Salvador organize tenders under the supervision of SIGET for new long-term PPAs, the bidding rules generally do not permit the participation of fuel oil-fired generators, such as Nejapa, in tenders for PPAs with terms in excess of five years. An increase in the demand for renewable energy in the remaining countries in which IC Power operates could lead to similar prohibitions in those countries and a further reduction in IC Power’s ability to enter into long-term PPAs. If IC Power is unable to enter into long-term PPAs, it may be required to sell electricity into spot markets at prices that may be below the prices established in its PPAs. Because of the volatile nature of power prices, if IC Power is unable to secure long-term PPAs it could face increased volatility in its earnings and cash flows and could experience substantial losses during certain periods which could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

The Government of Bolivia has nationalized energy industry assets, and IC Power’s remaining operations in Bolivia may also be nationalized.

Bolivia has experienced political and economic instability that has resulted in significant changes in its general economic policies and regulations and the adoption of a new constitution in 2006 that, among other things, prohibits private ownership of certain oil and gas resources. In May 2010, the Government of Bolivia nationalized Empresa Eléctrica Guaracachi S.A., Empresa Eléctrica Valle Hermoso S.A., and Empresa Eléctrica Corani S.A., each a significant generation company in Bolivia. In May 2012, the Government of Bolivia nationalized Transportadora de Electricidad S.A., a transmission company that had previously operated as a subsidiary of Red Electrica de España. In December 2012, Electricidad de La Paz S.A. (Electropaz) and Empresa de Luz y Fuerza de Oruro S.A. (Elfeo) – companies which had no previous ownership relationship with the Government of Bolivia – were also nationalized.

It is unclear whether the Government of Bolivia will continue nationalizing entities involved in its power utility market. It is also unclear whether such nationalization (if any) would be adequately compensated for by the Government of Bolivia. IC Power’s subsidiary COBEE is one of the few remaining privately-held generation companies in Bolivia. Although IC Power believes its circumstances differ from those of the nationalized generation companies (because COBEE was not previously owned by the Bolivian government), there is a risk that COBEE will be subject to nationalization. Such nationalization may include the expropriation or nullification of existing IC Power concessions, licenses, permits, agreements and contracts, as well as effective nationalization resulting from changes in Bolivian regulatory restrictions or taxes, among other things, that could have an adverse impact on COBEE’s profitability. If COBEE were indeed nationalized, we cannot assure you that we would receive fair compensation for our interests in COBEE.

Additionally, as a result of the nationalization of Bolivia’s power utility market, COBEE must transition from a franchisee to a licensee arrangement. Although the procedural requirements for this process have been completed and a temporary license has been awarded, there can be no assurance that IC Power will be awarded a permanent license and allowed to continue its Bolivian generation operations privately.

IC Power could face nationalization risks in other countries as well. The nationalization of any of IC Power’s operating companies or power generation plants, even if fair compensation for such nationalization is received, could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

The production and profitability of private power generation companies in Israel may be adversely affected by changes in Israel’s regulatory environment.

Israel’s Public Utilities Authority (Electricity), or the PUAE, regulates and supervises the provision of essential electric public services in Israel. Prior to 2013, Israel Electric Corporation, or IEC, a government-owned entity, served as the sole generator of power in Israel (excluding small-scale generators and cogeneration facilities). In July 2013, OPC commenced commercial operation of its 440 MW power plant and became the first large-scale private power producer in Israel. In May 2014, Dorad Energy Ltd., an independent power producer, commenced commercial operation in Israel, adding a capacity of 860 MW to the Israeli electricity market.

In July 2013, the Government of Israel appointed a steering committee, tasked with proposing a comprehensive reform of IEC and the Israeli electricity market. The committee’s mandate is to review the electricity market structure, while focusing on the implementation of competition in the competitive sectors, the financial stabilization of IEC, and the development of a plan to improve IEC’s efficiency. In March 2014, the committee published its draft recommendations for a public hearing. The committee’s main recommendations address (i) the separation of the system operator function from IEC into an independent state-owned company, (ii) the continued development of the electricity sector by IEC and by private producers, (iii) the future electricity trade model, (iv) the regulation of the distribution and supply segment and IEC’s structural change in overall efficiency, (v) the possibility of share issuances by IEC, (vi) sale of assets, including power plants, by IEC and (vii) the funding of structural changes through increased efficiency, asset sales and the issuance of IEC shares.

Additionally, the PUAE is in the process of determining system costs and backup tariffs. The PUAE is expected to hold a hearing on these tariffs, and publish any subsequent recommendations, during 2014. OPC’s operations are sensitive to changes in the PUAE’s policies or regulations and the imposition of any tariffs could have a material adverse effect on OPC’s business, financial condition, or results of operations. For example, the PUAE’s generation tariff is the base for the natural gas price linkage formula in the agreement between OPC and the Tamar Group, its sole natural gas supplier. OPC and the Tamar Group disagree with respect to their view of which of the PUAE’s published tariffs apply to their agreement and are in the early stages of discussions meant to resolve this disagreement.

If OPC incurs significant costs in relation to the changes in regulation or the establishment of any new regimes or the implementation of any such laws or governmental regulations, including with respect to the terms of its agreement with the Tamar Group, this could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

Supplier concentration may expose IC Power to significant financial credit or performance risks.

IC Power relies on natural gas and heavy fuel oil to fuel a majority of its power generation facilities. The delivery of these fuels to IC Power’s various facilities is dependent upon a number of factors, including the continuing financial viability of contractual counterparties and the infrastructure (including barge facilities, roadways and natural gas pipelines) available to serve each generation facility. Any disruption in the fuel delivery infrastructure or a counterparty’s failure to perform, may lead to delays, disruptions or curtailments in the production of power at any of IC Power’s generation facilities. This risk of disruption is compounded by the supplier concentration that characterizes many of IC Power’s operating companies.

Many of these suppliers are sole or monopolistic suppliers, and may exercise monopolistic control over their supply of natural gas or heavy fuel oil to IC Power. Kallpa’s generation facilities, for example, rely on a consortium of suppliers for the provision of natural gas and on a sole supplier for the transportation of such natural gas. If these suppliers cannot perform under their contracts, Kallpa would be unable to generate electricity at its facilities and such a failure could prevent Kallpa from fulfilling its contractual obligations and therefore have a material adverse effect on IC Power’s business and financial results. Furthermore, as these suppliers are the principal suppliers of natural gas and natural gas transportation services to substantially all generation facilities in Peru fueled by natural gas, a change in the terms of their agreements with IC Power or other power generators, or a failure by either of these suppliers to meet their contractual obligations, could have a significant effect on Peru’s entire electricity supply and, therefore, prompt the Peruvian governmental authorities to undertake certain remedial actions. Any such actions could adversely affect Kallpa’s operations, or the expected operations of CDA and Samay I. Similarly, OPC relies on a single supplier and a single transporter for the provision of its natural gas requirements. If such supplier is unable to perform under its contract with OPC, OPC would not be able to generate electricity using natural gas, which could adversely affect OPC’s operations.

Governments have a high degree of influence in the economies in which IC Power operates.

IC Power operates or has investments in electricity generation businesses in nine countries and, therefore, is subject to significant and diverse government regulation. The laws and regulations affecting IC Power’s operations are complex, dynamic and subject to new interpretations or changes. Such regulations affect almost every aspect of IC Power’s utilities and energy businesses, have broad application and, to a certain extent, limit management’s ability to independently make and implement decisions regarding numerous operational matters. Additionally, governments in many of the markets in which IC Power operates frequently intervene in the economy and occasionally make significant changes in monetary, credit, industry and other policies and regulations. Government actions to control inflation and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital controls and limits on imports. IC Power has no control over, and cannot predict, what measures or policies governments may enact in the future. The results of operations and financial condition of IC Power’s businesses may be adversely affected by changes in governmental policy or regulations in the jurisdictions in which it operates if those changes impact, among other things:

•	consumption of electricity and natural gas;

•	supply of electricity and natural gas;

•	operation and maintenance of generation, transmission or distribution facilities;

•	energy policy;

•	subsidies and incentives;

•	labor, environment, or laws;

•	economic growth;

•	currency fluctuations;

•	inflation;

•	capital control policies;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	fiscal policy;

•	tax laws, including the effect of tax laws on distributions from our subsidiaries;

•	import/export restrictions;

•	acquisitions, constructions, or dispositions of generation assets; and

•	other political, social and economic developments in or affecting the countries in which IC Power’s operating companies are based.

Uncertainty over whether governments will implement changes in policy or regulations affecting these or other factors in the future may also contribute to economic uncertainty and heightened volatility in the securities markets.

Due to populist political trends that have become more prevalent in certain of the countries in which IC Power operates over recent years, some of the governments or authorities in countries where IC Power operates might seek to promote efforts to increase government involvement in regulating economic activity, including the energy sector, which could result in the introduction of additional political factors in economic decisions. For example, Bolivia has nationalized natural gas and petroleum assets, as well as generation companies that compete with IC Power. For further information on the risks related to the Bolivian government’s recent nationalization of certain generation companies, see “– The Government of Bolivia has nationalized energy industry assets, and IC Power’s remaining operations in Bolivia may also be nationalized.”

IC Power’s failure to comply with existing regulations and legislation, or reinterpretations of existing regulations and new legislation or regulations, such as those relating to the reduction of anti-competitive conduct, air and water quality, noise avoidance, electromagnetic radiation, fuel and other storage facilities, volatile materials, renewable portfolio standards, cyber security, emissions performance standards, climate change, hazardous and solid waste transportation and disposal, protected species and other environmental matters, or changes in the nature of the energy regulatory process may have a significant adverse impact on its financial results.

IC Power’s results of operations and financial condition are dependent upon the economic and political conditions in those countries in which it operates.

A significant number of IC Power’s operating and development projects are located in countries in emerging markets, and IC Power expects to have additional operations in these or other emerging market countries. Many of these countries have a history of political, social and economic instability. IC Power’s revenue is derived primarily from the sale of electricity, and the demand for electricity is largely driven by the economic, and thus the political conditions of the countries in which it operates. Therefore, IC Power’s results of operations and financial condition are, to a large extent, dependent upon the overall level of economic activity in these emerging market countries. Should economic or political conditions deteriorate in Peru, or in any of the other countries in which IC Power operates, or in emerging markets generally, such an occurrence could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity. Additionally, IC Power is developing two projects in Peru – CDA and Samay I – which will collectively provide 1,110 MW of capacity. IC Power expects the demand for electricity to increase in Peru but, if the increase in demand is less than the increase in capacity, this could affect the price levels in the Peruvian market, which, to the extent IC Power sells energy or capacity on the spot market or enters into PPAs during a period of reduced demand and downward pressure on energy prices, adversely affect IC Power’s business or results of operations.

Inflation in any of the countries in which IC Power currently operates could adversely affect IC Power.

If any of the countries in which IC Power currently operates experiences substantial inflation in the future, the costs of IC Power’s operations could increase and its operating margins could decrease, which could materially and adversely affect IC Power’s results of operations. A number of the countries in which IC Power operates have experienced significant inflation in prior years, including Peru. Inflationary pressures may also limit IC Power’s ability to access foreign financial markets and may also prompt government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Peruvian economy. Any of the foregoing could have a material adverse effect on IC Power’s business, financial condition, results of operation or liquidity.

IC Power’s equipment, facilities and operations are subject to numerous environmental, health and safety laws and regulations that are expected to become more stringent in the future.

IC Power is subject to a broad range of environmental, health and safety laws and regulations which require it to incur ongoing costs and capital expenditures and exposes IC Power to substantial liabilities in the event of non-compliance. These laws and regulations require IC Power to, among other things, minimize risks to the natural and social environment while maintaining the quality, safety and efficiency of its facilities.

These laws and regulations also require IC Power to obtain and maintain environmental permits, licenses and approvals for the construction of new facilities or the installation and operation of new equipment required for its business. Some of these permits, licenses and approvals are subject to periodic renewal. IC Power expects environmental, health and safety rules to become more stringent over time, making its ability to comply with the applicable requirements more difficult. Government environmental agencies could take enforcement actions against IC Power for any failure to comply with applicable laws and regulations. Such enforcement actions could include, among other things, the imposition of fines, revocation of licenses, suspension of operations or imposition of criminal liability for non-compliance. Environmental laws and regulations can also impose strict liability for the environmental remediation of spills and discharges of hazardous materials and wastes and require IC Power to indemnify or reimburse third parties for environmental damages. Compliance with changed or new environmental, health and safety regulations could require IC Power to make significant capital investments in additional pollution controls or process modifications. These expenditures may not be recoverable and may consequently divert funds away from planned investments in a manner that could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

Restrictive exchange control policies, could have an adverse effect on IC Power.

Restrictive exchange rate control policies, or restrictive policies regarding the remittance of profits, dividends and royalties, could affect the ability of IC Power’s operating companies to engage in foreign exchange activities, including paying dividends or other distributions to its shareholders. Although exchange rates within Peru, for example, are determined by market conditions, with regular operations by the Peruvian Central Reserve Bank in the foreign exchange market in order to reduce volatility in the value of Peru’s currency against the U.S. dollar, this has not always been the case. Should the relevant regulatory bodies in any of the countries in which IC Power operates institute protectionist and interventionist laws and policies or restrictive exchange rate policies in the future, such policies could have a material adverse effect on IC Power’s operating companies or IC Power’s financial condition, results of operations or liquidity.

IC Power’s growth may be limited by antitrust laws.

IC Power has acquired a number of operating power generation companies. In the future, IC Power may seek to expand its operations within any of the countries in which it currently, or may, operate. Government policies, specifically antitrust and competition laws in these relevant countries, can impact IC Power’s ability to execute this strategy successfully. In Peru, for example, INDECOPI reviews acquisition agreements that may affect market concentration and, in connection with such review, may impose conditions upon the parties to such agreements. Similarly, in Israel, the Antitrust Authority is authorized to prevent market power accumulation through the regulation of mergers in Israel. Certain acquisitions considered by IC Power may be subject to the need for such regulatory approval and could restrict IC Power’s ability to consummate any such transaction if the applicable regulators believe it would result in excessive concentration within the power generation market.

Additionally, IC Power may consider disposing of certain assets, or equity interests in certain of its operating assets, to further its development and operational expansion. Such dispositions may also be impacted by antitrust and competition laws in the countries in which IC Power operates. For example, IC Power’s recent sale of its 21% indirect interest in Edegel, to Edegel’s indirect controlling shareholder was subject to regulatory approval by INDECOPI, the Peruvian antitrust regulator, and the transaction could not be completed until this approval was obtained. For further information on the risks related to IC Power’s recent sale of its equity interest in Edegel, see “– IC Power could face risks in connection with the disposals of its interests in businesses, including risks in connection with its recent sale of its interest in Edegel.”

Certain of IC Power’s facilities are affected by climate conditions and changes in the climates of the countries in which these facilities operate could have a material adverse effect on IC Power.

Certain of IC Power’s generation facilities are based, among other things, on hydroelectric power generation. As a result, their operating results are directly impacted by water sources which are, in turn, affected by the amount of rainfall and snowmelt. The results of IC Power’s gas-powered plants may also be impacted by the amount of rainfall and snowmelt, as the utilization of such plants is generally dictated by the efficiency with which such plants can produce energy under existing climate conditions, so increased rainfall or snowmelt can result in increased utilization of hydroelectric plants, reducing utilization of IC Power’s plants powered by gas and heavy fuels.

Additionally, certain IC Power facilities are also exposed to climate change risk and to the specific natural phenomena occurring in their respective countries of operation, including earthquakes (due to heightened seismic activity), hurricanes and flooding, landslides, volcanic eruptions, fire, El Niño (a meteorological phenomenon causing weather anomalies in certain Latin American countries), and other natural disasters. The occurrence of any of the natural calamities listed above may cause significant damage to IC Power’s power stations and facilities.

IC Power could experience severe business disruptions, significant decreases in revenues based on lower demand arising from climate changes, catastrophic events, or significant additional costs to IC Power not otherwise covered by business interruption insurance policies. There may be an important time lag between a major climate change event, accident or catastrophic event and IC Power’s recovery from any insurance policies, which typically carry non-recoverable deductible amounts, and in any event are subject to caps per event. Additionally, any of these events could cause adverse effects on the energy demand of some of IC Power’s customers and of consumers generally in the affected market the occurrence of which could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

IC Power has granted rights to the minority holders of certain of its subsidiaries.

Although IC Power owns a majority of the voting equity in certain of its businesses, it has entered into, and may continue to enter into, shareholder agreements granting minority rights to the minority shareholders of certain of those entities. Among other things, these shareholder agreements generally grant the applicable minority shareholder veto rights over significant acquisitions and dispositions as well as the incurrence of significant debt. Therefore, IC Power’s ability to develop and operate any of its businesses governed by a shareholder agreement may be limited if it is unable to obtain the approval of a minority shareholder for certain corporate actions IC Power deems to be in the best interest of it. In addition, such shareholder agreements may limit IC Power’s ability to dispose of its interests in any these businesses. IC Power’s operation of its subsidiaries may also subject IC Power to litigation proceedings initiated by the minority shareholders of its subsidiaries. For example, IC Power is involved in litigation proceedings initiated by Crystal Power Corporation, Limited, or Crystal Power, the holder of the minority interest in Nejapa. For further information on the risks related to such litigation, see “– IC Power is exposed to material litigation.”

IC Power is exposed to commodity price volatility.

IC Power purchases and sells electricity in the wholesale spot markets. During the years ended December 31, 2013 and 2012, IC Power purchased 13% and 7% of the electricity that it sold on the spot market, respectively. As a result, IC Power is exposed to spot market prices, which tend to fluctuate substantially. Unlike most other commodities, electric power can only be stored on a very limited basis and generally must be produced concurrently with its use. As a result, power prices are subject to significant volatility from supply and demand imbalances, especially within the spot markets. Typically, spot market prices for electricity are volatile and the demand for such electricity often reflects the cyclical fluctuating cost of coal, natural gas and oil, rain volumes or the conditions of hydro reservoirs. The Peruvian and Chilean electricity markets are also indirectly affected by the price of copper, as a result of the electricity-intensive mining industry, which represents a significant source of the electricity demand in these markets. Therefore, a decline in such mining activity could adversely affect IC Power. Therefore, any changes in the supply and cost of coal, natural gas and oil, rain volumes, the conditions of hydro reservoirs, the unexpected unavailability of other generating units, or the supply and cost of copper, may impact the volume of electricity demanded by the market. Volatility in market prices for fuel and electricity may result from many factors which are beyond IC Power’s control and IC Power does not generally engage in hedging transactions to minimize such risks.

IC Power is exposed to certain counterparty risks.

IC Power’s cash flows and results of operations are dependent upon the continued ability of its customers to meet their obligations under their relevant PPAs. Additionally, a small number of customers purchase a significant portion of IC Power’s output under PPAs that account for a substantial percentage of the anticipated revenue of IC Power’s operating companies. Although IC Power’s operating companies evaluate the creditworthiness of their various counterparties, IC Power’s operating companies may not always be able to, if at all, fully anticipate, detect, or protect against deterioration in a counterparty’s creditworthiness and overall financial condition. The deterioration of creditworthiness or overall financial condition of a material counterparty (or counterparties) could expose IC Power to an increased risk of nonpayment or other default under its contracts with them. For example, CEPP, IC Power’s Dominican Republic generation subsidiary, has experienced significant payment delays under its PPAs. Any default by any of IC Power’s key customers could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

IC Power relies on power transmission facilities that it does not own or control and that are subject to transmission constraints. If these facilities fail to provide IC Power with adequate transmission capacity, IC Power may be restricted in its ability to deliver wholesale electric power and it may either incur additional costs or forego revenues.

IC Power depends upon transmission facilities owned and operated by others to deliver the wholesale power it sells from its power generation plants. If transmission is disrupted, or if the transmission capacity infrastructure is inadequate, IC Power’s ability to sell and deliver wholesale power may be adversely impacted. If the power transmission infrastructure in one or more of the markets that IC Power serves is inadequate, their recovery of wholesale costs and profits may be limited. If restrictive transmission price regulation is imposed, the transmission companies may not have sufficient incentive to invest in expansion of transmission infrastructure. IC Power cannot predict whether transmission facilities will be expanded in specific markets to accommodate competitive access to those markets, a failure of which could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

If any of IC Power’s generation units are unable to generate energy as a result of a breakdown or other failure, IC Power may be required to purchase energy on the spot market to meet its contractual obligations under the relevant PPAs.

The breakdown or failure of one of IC Power’s generation facilities may require IC Power to purchase energy in the spot market to meet its contractual obligations under its PPAs, while simultaneously resulting in an increase in the spot market price of energy, resulting in a contraction, or loss, of IC Power’s margins. In addition, the failure or breakdown of one of IC Power’s generation units may prevent that particular facility from performing under applicable PPAs which, in certain situations, could result in termination of the PPA or liability for liquidated damages, the occurrence of which could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity. IC Power maintains insurance policies for property value and business interruptions, intended to mitigate any losses due to customary risks. However, IC Power cannot assure you that the scope of damages suffered in such an event would not exceed the policy limits, deductions, losses, or loss of profits outlined in its insurance coverage. IC Power may be materially and adversely affected if it incurs losses that are not fully covered by its insurance policies and such losses could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity. For further information on the risks related to IC Power’s insurance policies, see “– IC Power’s insurance policies may not fully cover damage, and IC Power may not be able to obtain insurance against certain risks.”

Some of the countries in which IC Power operates, or will operate, have experienced significant levels of terrorist activity in the past and it is possible that a resurgence of terrorism in any of these countries could occur in the future.

Some of the countries in which IC Power operates, or will operate, have experienced significant levels of terrorist activity in the past. For example, Peru, the country in which IC Power primarily operates and that represented 33% and 39% of IC Power’s Proportionate EBITDA for the six months ended June 30, 2014 and the year ended December 31, 2013, respectively, experienced significant levels of terrorist activity that reached its peak of violence against the government and private sector in the late 1980s and early 1990s. Proportionate EBITDA is a non-IFRS measure. For a reconciliation of Proportionate EBITDA to net income, see “Item 3A. Selected Financial Data.” Accordingly, acts of terrorism could affect IC Power’s operations or construction projections. As a result of its recently-commenced operations in Israel, IC Power is also exposed to any hostile activities occurring in Israel in connection with Israel’s ongoing security, economic and geopolitical conditions. For further information on the risks related to IC Power’s operations in Israel, see “– Risks Related to the Industries in Which Our Businesses Operate – The activities of certain of our businesses may be impacted by the geopolitical, economic and security conditions in Israel and the Middle East.”
The interruption or failure of IC Power’s information technology and communications systems or external attacks and invasions of these systems could have an adverse effect on IC Power.

IC Power depends on information technology, communication and processing systems to operate its businesses. Such systems are vital to each of IC Power’s operating companies’ ability to monitor its power plants’ operations, maintain generation and network performance, adequately generate invoices to customers, achieve operating efficiencies and meet its service targets and standards. In the last few years, global cyber-attacks on security systems and such systems have intensified. IC Power is exposed to cyber-terrorist attacks aimed at damaging its assets through computer networks, cyber-spying involving strategic information that may be beneficial for third parties, and cyber-robbery of proprietary and confidential information, including information on its clients. The occurrence, or the success, of any such attacks could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

Acquisitions and development projects may not perform as expected.

IC Power has recently completed several acquisitions and plans to continue to develop its portfolio through acquisitions in certain attractive markets, including those in which it does not currently operate. Acquisitions require IC Power to spend significant sums on legal, financial advisory and other expenses and consume a portion of IC Power’s management’s focus. Acquisitions may increase IC Power’s leverage or reduce its profitability. Future acquisitions may be large and complex, and IC Power may not be able to complete them successfully or at all.

Although acquired businesses may have significant operating histories at the time IC Power acquires them, IC Power will have no history of owning and operating these businesses and potentially limited or no experience operating in the country in which these acquired businesses are located. In particular:

•	acquired businesses may not perform as expected;

•	IC Power may incur unforeseen obligations or liabilities;

•	the fuel supply needed to operate the acquired business at full capacity may not be available;

•	acquired businesses may not generate sufficient cash flow to support the indebtedness incurred to acquire them or the capital expenditures needed to operate them;

•	the rate of return from acquired businesses may be lower than anticipated in IC Power’s decision to invest its capital to acquire them; and

•	IC Power may not be able to expand as planned or to integrate the acquired company’s activities and achieve the economies of scale and any expected efficiency gains that often drive such acquisitions.

IC Power could face risks in connection with the disposals of its interests in its businesses, including risks in connection with its recent sale of its interest in Edegel.

IC Power continually assesses the strategic composition of its power generation portfolio and may, as a result of its assessments, divest its interests in businesses whose operations are inconsistent with IC Power’s long-term strategic plan. Divestitures can generate organizational and operational efficiencies, cash for use in IC Power’s capital investment program and operations, and cash to repay outstanding IC Power debt.

In April 2014, IC Power entered into an agreement to sell its 21% indirect equity interest in Edegel to Enersis, a subsidiary of Edegel’s indirect controlling shareholder, for $413 million. In September 2014, IC Power completed the sale of its interest in Edegel. Edegel represents a significant contribution to IC Power’s proportionate EBITDA, net income and capacity and IC Power may not replace Edegel’s contribution to its generation portfolio, proportionate EBITDA or net income. Additionally, IC Power cannot predict the effect the consummation of the Edegel sale may have on Inkia’s credit ratings.

IC Power is exposed to material litigation.

IC Power and/or certain of its operating companies are currently involved in various litigation proceedings, and may be subject to future litigation proceedings, any of which could result in unfavorable decisions or financial penalties against IC Power and/or certain of its operating companies, and IC Power will continue to be subject to future litigation proceedings, which could have material adverse consequences to its business or the business of any of its operating companies.

In particular, a claim has been filed against Inkia, IC Power’s principal subsidiary, by Crystal Power, the holder of the minority interest in Nejapa, alleging that Inkia has breached certain rights of Crystal Power, the holder of a minority interest in Nejapa. Crystal Power’s complaint in these proceedings, as amended, does not specify the amount of damages claimed. In November 2014, Inkia and Crystal Power entered into a settlement agreement, which remains subject to court approval. If the court rejects the settlement agreement and Inkia experiences an adverse judgment in this proceeding, this could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

Litigation is inherently unpredictable, and excessive verdicts do occur. Adverse outcomes in lawsuits and investigations could result in significant monetary damages, including indemnification payments, or injunctive relief that could adversely affect IC Power’s ability to conduct its business and may have a material adverse effect on IC Power’s financial condition and results of operations or the financial condition and results of operations of any of its operating companies. Given the inherent uncertainties in litigation, even when it is possible to reasonably estimate the amount of possible loss or range of loss and therefore record an aggregate litigation accrual for probable and reasonably estimable loss contingencies, the accrual may change in the future due to new developments or changes in approach. In addition, such investigations, claims and lawsuits could involve significant expense and diversion of IC Power management’s attention and resources from other matters, each of which could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

IC Power’s insurance policies may not fully cover damage, and IC Power may not be able to obtain insurance against certain risks.

IC Power maintains insurance policies intended to mitigate its losses due to customary risks. These policies cover IC Power’s assets against loss for physical damage, loss of revenue and also third-party liability. However, IC Power cannot assure you that the scope of damages suffered in the event of a natural disaster or catastrophic event would not exceed the policy limits of its insurance coverage. IC Power maintains all-risk physical damage coverage for losses resulting from, but not limited to, fire, explosions, floods, windstorms, strikes, riots, mechanical breakdowns and business interruption. IC Power’s level of insurance may not be sufficient to fully cover all losses that may arise in the course of its business or insurance covering its various risks may not continue to be available in the future. In addition, IC Power may not be able to obtain insurance on comparable terms in the future. IC Power may be materially and adversely affected if it incurs losses that are not fully covered by its insurance policies and such losses could have a material adverse effect on IC Power’s business, financial condition, results of operations or liquidity.

Risks Related to Our Interest in Qoros

Qoros has only recently commenced commercial sales and will depend on external debt financing and guarantees or commitments from its shareholders to finance its operations.

Qoros has only recently commenced commercial sales and the implementation of its business development plan requires significant additional capital. Qoros expects the estimated funding required by it to be provided by operating cash flows and, to a significant extent, external debt financing. Qoros’ business development plan contemplates third-party debt financing of RMB9.2 billion (approximately $1.5 billion) to supplement shareholder loans in the amount of RMB350 million (approximately $56 million) provided to Qoros by each of its shareholders and expected shareholder support that is expected to be provided to Qoros through a combination of equity contributions (in an amount of RMB25 million (approximately $4 million) from each shareholder) and shareholder loans (in an amount of RMB400 million (approximately $64 million) from each shareholder). Qoros has secured a portion of its expected third-party long-term debt financing needs via (i) a RMB3 billion (approximately $482) million syndicated credit facility (secured by certain of Qoros’ fixed assets and certain shareholder guarantees), (ii) a RMB1.2 billion (approximately $193 million) syndicated credit facility (secured by Quantum and Wuhu Chery’s pledge at a portion of their respective equity interests in Qoros, and including dividends deriving therefrom), and (iii) additional short-term credit facilities. As of June 30, 2014, Qoros had drawn loans of approximately RMB2.9 billion (approximately $466 million) and RMB160 million (approximately $26 million) under its two primary loan facilities, and had also drawn loans under short term credit facilities. Additionally, Qoros had experienced a significant increase in sales volume between the first quarter and the second quarter of 2014. As the volume of sales Qoros is able to achieve will have a significant impact on Qoros’ liquidity and future success, Qoros revised its business development plan during the third quarter of 2014. As Qoros continues to pursue its commercial growth strategy, Qoros will need to secure significant additional third-party debt financing to fund its business development plan and support its operational expansion and development, and Qoros may be unable to secure such third-party debt financing. As Qoros is an early stage company, we expect that a significant portion of the liquidity and capital resources that we will have upon the consummation of the spin-off will be used to support Qoros’ development. For example, as set forth above, Qoros requires additional support from its shareholders to conduct its operations in the near-term and Qoros expects to receive such support in the form of RMB400 million (approximately $64 million) shareholder loans from each of its shareholders during the first quarter of 2015. Our provision of this loan is dependent, among other things, upon the release of most of IC’s back-to-back guarantee in respect of Qoros’ RMB3 billion (approximately $482 million) syndicated credit facility. For further information on IC’s approval of an outline to provide Qoros with additional shareholder loans, see “Item 5A. Material Factors Affecting Results of Operations – Recent Developments – Approval of Outline to Provide Qoros With Shareholder Loans in Exchange for the Release of Most of IC’s Back-to-Back Guarantees.”

There is no certainty that Qoros’ existing financing facilities will remain available, that Qoros will succeed in securing the remaining debt financing currently expected to be required for its activities, or that Qoros’ shareholders will provide the contemplated shareholder loans. If Qoros’ business model is not viewed as successful by lenders, it may not be possible to obtain required debt financing on attractive terms or at all. In addition, developments in Chinese regulations or local banking practices could create financing difficulties. A lack or delay in financing could prevent Qoros from continuing its commercial operation altogether, or may delay the launch or development of Qoros’ additional C-segment models, thereby preventing Qoros from being able to fully and satisfactorily operate its business at a crucial time in its development. Furthermore, if the costs associated with this expected debt financing are higher than expected, this could adversely impact Qoros’ profits. If required debt financing or third-party equity financing is not available to Qoros, we may deem it necessary to make additional investments in Qoros through equity contributions, or provide Qoros with loans, or other forms of financial support.

For example, in connection with Qoros’ entry into its RMB1.2 billion (approximately $193 million) syndicated credit facility, Quantum has pledged a portion of its equity interests in Qoros. The pledge agreement under which Quantum has pledged its equity interest in Qoros includes provisions setting forth, among other things, (i) minimum ratios relating to the value of Quantum’s pledged securities, (ii) Quantum’s ability to replace the pledge of its equity interest in Qoros with a pledge of cash collateral or to pledge cash collateral instead of pledging additional shares, representing up to 100% of Quantum’s equity interest in Qoros, and (iii) the events (e.g., Qoros’ default under the syndicated facility) that entitle the Chinese bank to enforce its lien on Quantum’s equity interest. As a result of this pledge, we could lose all, or a portion of, our equity interest in Qoros, and our ability to pledge all, or a portion of, our equity interest in Qoros in connection with future financing agreements may be limited. For further information on the risks related to Kenon’s payment obligations in respect of certain of Qoros’ debt, see “— Risks Related to Our Diversified Strategy and Operations – Kenon will have obligations owing to IC, which could be substantial.”

Additionally, to the extent that IC is required to make payments with respect to IC’s guarantee of certain of Qoros’ debt obligations under Qoros’ RMB3 billion (approximately $482 million) syndicated credit facility, the principal amount of our credit facility from IC will increase accordingly. In particular, our credit facility from IC will provide that if Qoros is in default under its RMB3 billion (approximately $482 million) syndicated credit facility, the repayment of the aggregate outstanding amount under this facility is accelerated by Qoros’ lenders, and IC makes a payment in connection with Chery’s exercise of IC’s back-to-back guarantee, then the amount of such payment will be added to the outstanding principal amount of the credit facility from IC to Kenon. Under its outstanding back-to-back guarantee, IC (and consequently Kenon) may be obligated to pay up to an aggregate RMB888 million (approximately $143 million), which includes related interest and fees.

If Qoros is unable to meet its obligations under its existing banking facilities, or under any other facility with respect to which we have provided, or may provide, a guarantee or collateral, we could be required to pay some or all of the amounts associated with our guarantee obligation. For further information on the risks associated with our businesses’ failure to independently meet their capital requirements, see “— Risks Related to Our Diversified Strategy and Operations – Some of our businesses have significant capital requirements. If these businesses are unable to obtain sufficient financing from third party financing sources, they may not be able to operate, and we may deem it necessary to provide such capital, provide a guaranty or indemnity in connection with any financings, and/or provide collateral in connection with any financings, including via the cross-collateralization of assets across businesses, all of which may materially impact our operations.”

Qoros’ future success is dependent upon its implementation of its business development plan.

Qoros’ success will depend, in large part, on its ability to achieve several important steps in the implementation of its business development plan, which Qoros revised during the third quarter of 2014, including successfully launching the Qoros brand, successfully launching the Qoros 3 Sedan, the Qoros 3 Hatch, and the Qoros 3 City SUV, continued expansion of its dealer network, build-up of its aftersales and services infrastructure, continued ramping up of its production and high volume manufacturing, managing its procurement, manufacturing and supply processes, establishing effective customer service processes, and securing significant debt financing to support its further growth and development. Qoros’ ability to effectively implement its business development plan requires the execution of effective planning and management processes, and such execution may be influenced by factors outside of Qoros’ control, such as Qoros’ ability to sell its vehicle models within Qoros’ targeted price range, at competitive prices, or at prices that generate profits for Qoros. Qoros has experienced delays in the expansion of its dealer network. Additionally, the volume of sales Qoros is able to achieve will have a significant impact on Qoros’ liquidity and future success and Qoros did not experience a significant increase in sales volume between the first quarter and the second quarter of 2014. If Qoros does not achieve some, or all, of its development or commercial milestones in a timely fashion, or at all, or if the actual costs underlying Qoros’ business development plan are significantly higher than expected, Qoros may not be able to fully implement its business development plan, which could have a material adverse effect on Qoros’ business, financial condition, results of operations or liquidity.

As a result of Qoros’ adoption of its new business development plan, Qoros’ management performed an impairment test for Qoros’ assets as of September 30, 2014. For further information on Qoros’ impairment test, including its key assumptions, see “Item 5. Operating and Financial Review and Prospects – Critical Accounting Policies and Significant Estimates – Impairment Analysis – Impairment Test of Qoros.”

Qoros is significantly leveraged.

As of June 30, 2014, Qoros had RMB5.7 billion (approximately $927 million) of outstanding indebtedness consisting of current and non-current loans and borrowings of RMB2.8 billion (approximately $451 million) and RMB2.9 billion (approximately $467 million), respectively. Pursuant to its business development plan, Qoros intends to finance its continued development with significant additional external debt financing, a significant portion of which it has not yet secured.

Highly leveraged businesses are inherently more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. This is especially true for Qoros, as Qoros has only recently commenced commercial sales and has yet to deploy its full-scale commercial model or generate positive cash flows from its operations. Qoros uses a portion of its cash flows from operations to make debt service payments, thereby reducing its ability to use its cash flows to fund its operations, capital expenditures, or future business opportunities. In addition, Qoros’ RMB3 billion (approximately $482 million) syndicated credit facility, RMB1.2 billion (approximately $193 million) syndicated credit facility, RMB800 million (approximately $129 million) working capital loan arrangement contain financial, affirmative and negative covenants. Those facilities, as well as its other short-term credit facilities, also contain events of default and mandatory prepayments for breaches, including certain changes of control, and for material mergers and divestments, among other provisions. A significant percentage of Qoros’ assets secures its RMB3 billion (approximately $482 million) syndicated credit facility and, as a result, the amount of collateral that Qoros has available for future secured debt or credit support and its flexibility in dealing with its secured assets is therefore relatively limited, which could have a material adverse effect on Qoros’ business, financial condition, results of operations or liquidity.

Currently, Qoros’ debt to asset ratio is higher, and its current ratio is lower, than the allowable ratios set forth in the terms of Qoros’ RMB3 billion (approximately $482 million) syndicated credit facility. Additionally, Qoros’ debt to asset ratio is higher, and its current ratio is lower, than the allowable ratios set forth in the terms of Qoros’ RMB800 million (approximately $129 million) working capital facility. In 2014, the syndicated consortium of Qoros’ syndicated credit facility and the lender under Qoros’ working capital facility recognized Qoros’ ongoing transition to commercial sales and operations and waived Qoros’ compliance with the financial covenants under this facility through the first half of the 2017 fiscal year. As a result, Qoros will not be required to comply with these financial covenants until July 2017 (or later, if additional waivers are granted). The waivers also provide that, after Qoros enters into a continuous and sustained operating period, a request for adjustment of the financial covenants, as necessary, can be submitted to the syndicated loan group or the lender under the working capital facility, as applicable, for consideration. Should Qoros’ debt to asset ratio continue to exceed, or its current ratio continue to be less than, the permitted ratios in any period after June 30, 2017, and Qoros’ syndicated lenders or working capital lender, as applicable, do not waive such non-compliance or revise such covenants so as to ensure Qoros’ compliance, Qoros’ lenders could accelerate the repayment of borrowings due under Qoros’ RMB3 billion (approximately $482 million) syndicated credit facility or RMB800 (approximately $129 million) million working capital facility.

In the event that any of Qoros’ lenders accelerate the payment of Qoros’ borrowings, Qoros may not have sufficient liquidity, or access to liquidity, to repay its debt under the syndicated credit facility, the relevant short-term facility, or both, as well as maintain payments on its remaining credit facilities. Additionally, as Qoros is significantly leveraged and a significant portion of its assets, including its recently completed manufacturing facility, secures its syndicated credit facility, Qoros’ inability to comply with the terms of its debt agreements could result in the foreclosure upon and loss of certain of Qoros’ assets, which could have a material adverse effect on Qoros’ business, financial condition, results of operations or liquidity.

The Qoros Joint Venture Agreement grants preferential rights to Wuhu Chery.

We have a 50% stake in Qoros, with the remaining 50% interest owned by Wuhu Chery, a subsidiary of Chery, a state controlled holding enterprise and large Chinese automobile manufacturing company, that has been producing automobiles since 1999. Pursuant to the terms of our Joint Venture Agreement, we have the right to appoint three of Qoros’ six directors and Wuhu Chery has the right to appoint the remaining three of Qoros’ six directors. We also have the right to, together with Wuhu Chery, jointly nominate Qoros’ General Manager and Chief Financial Officer. The joint nomination of Qoros’ General Manager and Chief Financial Officer are each subject to the approval of Qoros’ board of directors by a simple majority vote. The Joint Venture Agreement also contains provisions relating to the transfer and pledge of Qoros’ shares, the appointment of executive officers and directors, and the approval of “substantial matters,” which may prevent us from making decisions that we deem desirable.

Additionally, Wuhu Chery may, in the event of the termination of the Joint Venture Agreement purchase our interest in Qoros. The Joint Venture Agreement provides for termination upon the occurrence of certain events, including the nationalization or confiscation, in whole or in substantial part, of Qoros’ assets, Qoros’ bankruptcy, certain breaches of the Joint Venture Agreement, the occurrence of certain force majeure events, and a deadlock of the board of directors of Qoros as to matters where the lack of a decision could materially and adversely affect Qoros. In the event of the termination of the Joint Venture Agreement, Wuhu Chery may purchase our interest in Qoros at an agreed upon price or at the price determined by an independent appraiser selected or appointed, as applicable, pursuant to the valuation procedure set forth in the Joint Venture Agreement.

For further information on the terms of our Joint Venture Agreement with Wuhu Chery, see “Item 4B. Business Overview – Our Businesses – Qoros – Qoros’ Joint Venture Agreement.”

Qoros is a joint venture in which our interest is only 50%.

Qoros is a joint venture in which our interest is only 50%. Our joint venture partner, Chery, has established joint ventures with other automobile manufacturers in China and may enter into additional joint venture agreements, subject to the terms of our Joint Venture Agreement, in the future. Consequently, Wuhu Chery or Chery may have goals, strategies, priorities, or resources that conflict with our goals, strategies, priorities or resources, which may adversely impact our ability to jointly and effectively own Qoros, undermine Wuhu Chery or Chery’s commitment to Qoros’ long-term growth, or adversely impact Qoros’ business. Additionally, if Wuhu Chery fails to fund its share of Qoros’ required capital contribution, such an occurrence could prompt us to increase our financial contribution to Qoros or result in the delay of the launch or development of Qoros’ additional C-segment models. Any such delay could prevent Qoros from being able to fully and satisfactorily operate its business at a crucial time in its development, thereby preventing Qoros from continuing its commercial operation altogether.

Furthermore, Chinese regulations prevent us, as a non-Chinese entity, from holding a greater than 50% equity interest in Qoros. As a result, should we invest additional equity into Qoros, without a related contribution from Chery, Kenon will not experience an increase in its equity ownership of Qoros.

Qoros has recently commenced commercial sales and, as such, has a history of losses and expects to continue to incur losses, at least until it reaches higher volume sales.

Qoros incurred losses of RMB845 million (approximately $136 million) and RMB1.6 billion (approximately $258 million) for the six months ended June 30, 2014 and the year ended December 31, 2013 and has had losses in almost every quarter since its inception. Although commercial operation with respect to the sale of Qoros’ first model began in December 2013, Qoros has experienced delays in the expansion of its dealer network and did not experience a significant increase in sales volume between the first quarter and the second quarter of 2014. Qoros believes that it will continue to incur operating and net losses each quarter until it begins significant deliveries of its vehicle to dealers if and when it achieves higher volume sales.

Additionally, Qoros will continue to incur costs in the future as it engages in activities related to:

•	the design, development and manufacturing of other new models;

•	increasing its sales and marketing activities;

•	sourcing and building up inventories of parts and components for its various models;

•	expanding its design, development, and manufacturing capabilities, including in connection with the expansion of its manufacturing facility; and

•	increasing its general and administrative functions to support its growing operations.

As a result of its expected launch of additional vehicle models in 2014, Qoros expects to incur significant expenses during this period as it deploys its full-scale commercial sales model. Qoros may also incur substantial marketing costs and expenses in the future as it promotes its new vehicle models through the use of traditional media such as television, radio and print as well as non-traditional and online media. Qoros will also incur substantial costs, including financing costs, in connection with the development of its various vehicle models and the implementation of phase two of its manufacturing facilities if Qoros expands its manufacturing facility to increase its production capacity. As a result of the significant costs Qoros may continue to incur for a significant period of time, Qoros may not become profitable in the short-term.

Qoros’ vehicle models and brand are still evolving and may not be accepted by Qoros’ targeted consumer group, at Qoros’ targeted prices.

Qoros’ brand and business are new, and Qoros’ targeted consumers may not accept Qoros’ models, style or brand at the anticipated or desired velocity, or the anticipated or desired price if at all. Specifically, Qoros seeks to manufacture and sell to Chinese consumers Chinese vehicles which, with respect to their design and operations, comply with recognized international standards and are comparable in quality and price to internationally manufactured vehicles. Qoros’ future business and profitability outlook depends, in large part, upon Qoros’ ability to sell vehicle models that will be accepted by young, modern, urban consumers, in its targeted price range. The sector of the Chinese automobile market that Qoros targets is currently dominated by foreign brands, and Chinese car buyers may be slower than expected in accepting a Chinese brand, may have a preference for other Chinese brands, or may not ultimately view Qoros’ vehicle models as an attractive alternative to foreign brands at the price point targeted by Qoros, if at all.

Chinese consumers have historically indicated a strong preference for products that are internationally-branded. Such a preference for foreign-branded products could impact the buying patterns of Qoros’ targeted consumers, which could affect the demand for Qoros’ vehicles and, as a result, also adversely impact Qoros’ margins (e.g., as a result of Qoros increasing the content provided in each vehicle without concurrently increasing its price), or lower sales volumes, which could have a material adverse effect on Qoros’ business, financial condition, results of operations or liquidity.

Qoros depends upon a network of independent dealers to sell its automobiles.

As is customary in China, Qoros distributes and services its cars through a network of independent automobile dealers that are engaged on a non-exclusive basis. Dealers will maintain the primary sales and service interface with the ultimate consumer of Qoros’ products and, as a result, the quality of Qoros’ dealerships and its relationship with its distributors are critical to Qoros’ success. Qoros also expects its dealers to generate the vast majority of the revenues that Qoros expects to receive from the sale of spare parts and aftersales products. Consequently, Qoros’ success is dependent, in large part, upon a network of dealers, whose salespersons Qoros does not directly employ and therefore cannot control. As a result, Qoros’ dealer network may not achieve the required standards of quality of service producers within Qoros’ expected timeframe, if at all.

Qoros is still in the process of developing and establishing its dealer network, which will require Qoros’ dealers to construct their dealerships using their own capital resources, with partial reimbursements from Qoros. As Qoros continues to develop its dealer network, such development will likely be affected by the financial resources available to existing and potential dealers, the decisions dealers make as a result of the current and future sales prospects of Qoros’ vehicle models, and the availability and cost of the capital necessary to acquire and hold inventories of Qoros’ vehicles for resale. Qoros has experienced delays in the expansion of its dealer network and continued delays in, or other negative developments with respect to, the expansion of Qoros’ dealer network could have a material adverse effect on Qoros’ business, financial condition, results of operations or liquidity.

Qoros’ business is subject to intense competition.

China has been one of the world’s fastest growing economies in terms of GDP in recent years, and has been the fastest growing among major passenger vehicle markets in the world. The passenger vehicle market in China is highly competitive. Many of the largest global manufacturers, through joint venture relationships with Chinese manufacturers, and numerous established domestic manufacturers compete within this market. Qoros expects to be seen as a competitor to the established automobile manufacturers, particularly to the European, U.S., Korean and Japanese automakers. Most of Qoros’ current and potential competitors have longer operating histories, broader customer relationships, greater name recognition, and established customer bases, financial, technical, manufacturing, marketing and other resources. As a result, many of these competitors may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, pricing sale and support of their products, which could impair Qoros’ ability to enter into this market or adversely impact Qoros’ sales volumes or margins.

As the size of the Chinese passenger vehicle market continues to increase, Qoros anticipates that additional competitors, both international and domestic, will seek to enter the Chinese market and existing market participants will try to maintain or increase their market share. Increased competition may result in price reductions, reduced margins and Qoros’ inability to gain or hold market share. If Qoros is unable to succeed or gain significant market share in the Chinese market, or sell its vehicles with its expected margins, in light of increased competition in the passenger vehicle market, or if vehicle sales in China decrease or do not continue to increase as expected, this could have a material adverse effect on Qoros’ business, financial condition, results of operations or liquidity.

Qoros’ success depends, in part, upon its ability to protect its intellectual property.

Qoros has independently developed, patented and owns numerous motor vehicle technologies, including technologies related to human machine interface, or HMI, motor vehicles, and motor vehicle platforms, parts, components and accessories for motor vehicles. Qoros believes that such technologies provide it with a competitive advantage and the platform with which to produce international-standard vehicles for its targeted Chinese consumers. Additionally, Qoros owns the brands, trade names, trademarks, or emblems developed in connection with, or with respect to, any of its vehicles. If Qoros fails to protect its intellectual property rights adequately, Qoros’ competitors might gain access to its technology, and its brand or business may be adversely affected. Qoros relies on copyright, trade secret and patent laws, confidentiality procedures and contractual provisions to protect its proprietary methods and technologies and trademark laws to protect the brands, trade names, trademarks, or emblems developed in connection with, or with respect to, any of Qoros’ vehicles. Qoros currently holds patents in China, the European Union and the U.S., and has pending patent applications in various countries. Further, Qoros has trademark registrations and applications in various markets in Asia, the Middle East, Europe, North America, South America, Africa, Australia, and New Zealand. Patents may not be granted for Qoros’ pending patent applications, and the claims allowed on any issued patents may not be sufficiently broad to protect Qoros’ technologies. Any patents or trademarks currently held by Qoros, or that may be issued to Qoros in the future, may be challenged, invalidated or circumvented, and any rights granted under these patents or trademarks may not actually provide Qoros with adequate defensive protection or competitive advantages. Additionally, the process of applying for patent and trademark protection is expensive and time-consuming, and Qoros may not be able to complete all necessary or desirable patent and trademark applications at a reasonable cost or in a timely manner.

Additionally, policing the unauthorized use of Qoros’ technology, or trademarks, may prove difficult as the laws of some foreign countries may not be as protective of intellectual property rights as those of the United States, and mechanisms for enforcement of Qoros’ proprietary rights in such countries may be inadequate. From time to time, Qoros may need to initiate legal action to enforce its intellectual property rights, to protect its trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend itself against claims of infringement. Qoros has previously been a defendant in suits with respect to Qoros’ alleged infringement of the intellectual property of other vehicle manufacturers, including with respect to Audi, a claim which is pending in the Hamburg Court. Such litigation could result in substantial costs and the diversion of limited resources and could negatively affect Qoros’ business, reputation or brand. If Qoros is unable to protect its proprietary rights (including aspects of its technology platform), Qoros may lose its expected competitive advantage which could have a material adverse effect on Qoros’ business, financial condition, results of operations or liquidity.

For further information on Audi’s claim of infringement, see “Item 4B. Business Overview – Our Businesses – Qoros – Qoros’ Legal Proceedings – Audi Proceedings.”

The economic, political and social conditions in China could have a material adverse effect on Qoros.

Substantially all of Qoros’ assets are located in China and Qoros expects that substantially all of its revenue will be derived from its operations in China in the short-term and that at least a substantial proportion of its revenues will be derived from its operations in China in the long-term. Accordingly, Qoros’ results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including government involvement, level of development, growth rate, control of foreign currency exchange and allocation of resources. The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. Additionally, the Chinese government continues to play a significant role in regulating industry by imposing industrial policies and continues to exercise significant control over China’s economic growth through allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

China’s economy has experienced rapid growth, much of it due to the issuance of debt over the last few years. This debt-fueled economic growth has led to an increase in the money supply and rising inflation. The Chinese government has implemented various measures from time to time to control China’s rate of economic growth, control inflation and otherwise regulate economic expansion. These measures include imposing controls on bank credit, limiting loans and enacting other restrictions on economic activities, such as measures to curb property, stock market speculation, and increasing inflation. The Chinese government has also tightened its monetary policy and implemented a floating exchange rate policy. As intended, the aforementioned policies have led to a slowing of China’s economic growth. These policies and procedures may, from time to time, be modified or reversed, which could lead to a tightening of credit, which measures, if taken, could further reduce the economic activity in China, reducing Qoros’ ability to secure third party financing. Additionally, any economic, political or social crisis within China may also lead to a drastic decline in economic activity which could lead to a decline in the demand for Qoros’ vehicles or the availability of third-party funding.

Qoros is subject to Chinese regulation and its business or profitability may be affected by changes in China’s regulatory environment.

Local and national Chinese authorities have exercised and will continue to exercise substantial control over the Chinese economy through regulation and state ownership, including rules and regulations that regulate or affect the Chinese automobile manufacturing process and concern vehicle safety and environmental matters such as emission levels, fuel economy, noise and pollution. Additionally, China has recently permitted provincial and local economic autonomy and private economic activities, and, as a result, Qoros is dependent upon its relationship with the local governments in the Jiangsu and Shanghai provinces. As a result, certain of Qoros’ ongoing corporate activities are subject to the approval and regulation of the relevant authorities in China including, among other things, capital increases and investments in Qoros, changes in the structure of Qoros’ ownership, increases in the production capacity, construction of Qoros’ production facilities, ownership of trademarks, relocation of Qoros’ head office, the formation of subsidiaries, and the inclusion of Qoros’ products in the national catalogue for purposes of selling them throughout China. Qoros’ operations are also sensitive to changes in the Chinese government’s policies relating to all aspects of the automobile industry. In particular, Qoros’ production facility and products are required to comply with Chinese environmental regulations. Although Qoros’ current government approval allows Qoros to manufacture vehicles until the end of 2014, there is no assurance that Qoros will receive the necessary final approval for its manufacturing plant. Qoros has incurred, and expects to incur in the future, significant costs in complying with these, and other applicable, regulations and believes that its operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local Chinese governments may impose new, conflicting or stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts by Qoros to ensure its compliance with such regulations or interpretations or maintain its competitiveness and margins. Qoros’ ability to operate profitably in China may be harmed by any such changes in China, Jiangsu, or Shanghai’s laws and regulations, including those relating to taxation, environmental regulations, land use rights, property, or the aforementioned corporate matters. Qoros’ failure to comply with such laws and regulations may also result in fines, penalties or lawsuits, which could have a material adverse effect on Qoros’ business, financial condition, results of operations or liquidity.

The Chinese passenger vehicle market may not continue to grow as expected.

Qoros has strategically located its operations, and designed its vehicle models for consumers within China so as to directly access the largest and the fastest growing automobile markets in the world. If the Chinese passenger vehicle market does not continue to grow, this could materially affect demand for Qoros’ vehicles and thereby have a material adverse effect on Qoros’ business, financial conditions, results of operations or liquidity.

Qoros’ operations, performance and profitability may be adversely effected by the loss of senior management and certain key executives.

Several of Qoros’ senior executives are important to Qoros’ success. They have been instrumental in establishing Qoros’ strategic direction and in designing and implementing Qoros’ business development plan. Losing the services of any of these individuals could have a material adverse effect on Qoros’ business, financial condition, results of operations or liquidity.

Qoros requires qualified personnel to manage its operations.

Qoros requires qualified and competent employees to independently direct its day-to-day business operations, execute its business development plans, and service Qoros’ customers, dealers, suppliers and other stakeholders. Qoros’ products and services are highly technical in nature. Therefore, Qoros must be able to attract, recruit, hire and train skilled employees, including employees with the capacity to operate Qoros’ production line as well as employees possessing core competencies in vehicle design and engineering. This includes developing talent and leadership capabilities in China, where the amount of skilled employees may be limited. The unavailability of qualified personnel in these competitive specialties could negatively impact Qoros’ ability to meet its growing operational and servicing demands. In addition, unpredictable increases in the demand for its vehicle models may exacerbate the risk of not having a sufficient number of trained personnel. If Qoros fails to train and retain qualified personnel, or if it experiences excessive turnover, Qoros may experience production/manufacturing delays or other inefficiencies, increased recruiting, training or relocation costs, or other difficulties, any of which could have a material adverse effect on Qoros’ business, financial condition, results of operations or liquidity.

Qoros is dependent upon its suppliers.

Qoros sources the component parts necessary for its vehicle models from over 100 suppliers. A number of Qoros’ component parts are currently obtained from a single source. Qoros utilizes such single-source suppliers to manage its expenses and maintain consistency in its component parts. Many of Qoros’ suppliers are European-based with manufacturing facilities in China. Additionally, although Qoros is under no obligation to do so, Qoros sources certain materials from Chery on commercially competitive terms.

Qoros maintains minimal inventories of the materials, systems, components and parts needed to conduct its manufacturing operations. Therefore, Qoros is dependent upon the continued ability of its suppliers to deliver such materials, systems, components and parts in sufficient quantities and at such times that will allow Qoros to meet its production schedules. As Qoros, consistent with industry practice, outsources a significant portion of its components and parts from suppliers, it may be affected by any fluctuations in the expertise and manufacturing capabilities of its suppliers. Additionally, as Qoros’ suppliers may also supply a significant portion of the components and parts of Qoros’ competitors, such concentration may expose Qoros and its competitors to increased pricing pressure. Qoros may also be unable to procure the component parts necessary for its vehicle models if the established manufacturers with which it competes have the capacity to influence Qoros’ suppliers. Although Qoros believes it may be able to establish alternate supply relationships and obtain or engineer replacement components in the event a supplier, including Chery or a single-source supplier, is unable to supply Qoros with a necessary component part at a favorable cost, Qoros may be unable to do so in the short-term, or at all, at prices or costs that it deems favorable. In addition, although Qoros believes that its component parts are available from many suppliers, qualifying alternate suppliers or developing replacements for certain highly customized components of its vehicles may be time consuming and costly or may force Qoros to make additional and unexpected modifications to its vehicle models’ designs or schedules. An unexpected shortage of materials, systems, components or parts, if even for a relatively short period of time, could prevent Qoros from manufacturing its vehicles, cause Qoros to alter its production designs, or prevent Qoros from timely supplying its dealers with the aftersales parts necessary for the servicing of Qoros’ vehicles. Such occurrences could adversely impact Qoros’ relationships with its dealers or customers and thereby affect Qoros’ business, financial condition, results of operations or liquidity.

Increases in the prices of raw materials that are included within the component parts Qoros purchases from its suppliers, may increase Qoros’ costs and could reduce Qoros’ profitability if Qoros cannot recoup the increased costs through increased vehicle prices. Qoros may not be able to maintain favorable arrangements and relationships with its suppliers and, in particular, may not be able to secure or maintain, as applicable, contractual conditions comparable with those of Qoros’ main competitors.

Although Qoros does not believe that it is dependent upon any of its suppliers, Magna Steyr Fahrzeugtechnik AG & Co., KG, or Magna Steyr, a company engaged in automobile design and engineering, has been engaged to develop Qoros’ platform and is an important provider of engineering services for Qoros’ various C-segment models. In the event that Magna Steyr is unable to supply Qoros with its engineering services and support, Qoros will need to establish alternative arrangements and may be unable to do so in the short-term, or at all, or on terms that are favorable to it.

Qoros’ manufacturing plant is still in a ramp up phase.

As Qoros continues to ramp up its production, there is a risk Qoros will not be able to meet planned production volumes as required to successfully satisfy the market demand for the C-segment models it plans to launch. Qoros may face delays and cost overruns which may occur as a result of factors beyond its control such as disputes with suppliers or vendors. Any such delays in Qoros’ production could result in additional operating costs, adverse publicity, or diminished relationships with Qoros’ customers or dealers which could have a material adverse effect on Qoros’ business, financial condition, results of operations or liquidity.

Qoros may experience delays and/or cost overruns with respect to the design, manufacture, launch and financing of new or enhanced models.

Historically, automobile customers have come to expect new or enhanced vehicle models to be introduced frequently, and Qoros’ business development plan contemplates the introduction of new vehicle models, as well as enhanced versions of existing vehicle models, over the short- and long-term. Additionally, as technologies continue to evolve, Qoros will be expected to continually upgrade and adapt its vehicle models so that new vehicle models introduced into the market will continually provide consumers with the latest automobile technology. Qoros’ introduction of both new and enhanced vehicle models will require significant investments. Further, there can be no assurance that Qoros will be able to design future vehicle models that will maintain the high quality standards required for Qoros’ branding image, meet the expectations of its customers, and become commercially viable. Automobile manufacturers often experience delays and cost overruns in the design, manufacture and commercial release of new and enhanced vehicle models and any delay in the financing, design, manufacture or launch of Qoros’ new or enhanced models could materially damage Qoros’ brand, the development of its business and its financial position.

Currency fluctuations may increase Qoros’ production costs or revenues.

Given the significant amount of services and components that Qoros sources from China, a strengthening of the Yuan vis-à-vis the Euro may result in a relative increase in Qoros’ production costs (as compared to its competitors which may source services and components primarily from Europe) and a decrease in the attractiveness of Qoros maintaining a production facility in China. To the extent that Qoros enters European markets in the future, a strengthening of the Yuan vis-à-vis the Euro may reduce Qoros’ competitiveness and may also result in a decrease in the revenues Qoros would expect to generate from its European exports. If fluctuations in currency rates prevent Qoros from aligning its revenues with its operating costs, such fluctuations could have a material adverse effect on Qoros’ business, financial condition, results of operations or liquidity, or require Qoros to readjust its sourcing or manufacturing strategies (e.g. employ incremental sourcing from and/or manufacturing in Europe) or enter into hedging agreements designed to minimize the effects of currency fluctuations.

The economic and reputational costs associated with vehicle recalls could have a material adverse effect on Qoros.

From time to time, Qoros may recall certain of its vehicle models to address material performance, compliance or safety-related issues. The direct economic costs Qoros may incur in connection with any such recalls may include the costs associated with the particular part’s development and replacement and the labor costs associated with the removal and replacement of the defective part. Vehicle recalls, notwithstanding the size or scope, can also harm Qoros’ reputation and can cause Qoros to lose customers, stop growing, or experience a reduction in market share. This is particularly true as Qoros has only recently commenced commercial sales and has yet to deploy its full-scale commercial model and, as a result, any such recalls may cause consumers to question the safety or reliability of Qoros’ vehicle models. Any direct economic costs incurred or lost sales caused by future vehicle recalls, a failure by Qoros to issue a vehicle recall when appropriate, or Qoros’ failure to issue a vehicle recall on a timely basis, could have a material adverse effect on Qoros’ reputation, business, financial condition, results of operations or liquidity.

Qoros’ separate financial statements for the years ended December 31, 2013 and 2012, which are included in this registration statement, have been audited by auditors who are not inspected by the PCAOB and, as such, you are deprived of the benefits of such inspection.

As an auditor of companies that are publicly traded in the United States, and a firm registered with the PCAOB, KPMG Huazhen (Special General Partnership) is required to undergo regular PCAOB inspections. However, because Qoros has substantial operations within China, a jurisdiction in which the PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, KPMG Huazhen (Special General Partnership), and any of its audit work in China with respect to Qoros, has not been inspected by the PCAOB.

Inspections of other auditors conducted by the PCAOB outside of China have, at times, identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the PCAOB’s inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in China prevents the PCAOB from regularly evaluating KPMG Huazhen (Special General Partnership) audits and quality control procedures. As a result, our shareholders may be deprived of the benefits of PCAOB inspections, and may lose confidence in Qoros’ separate financial statements and the procedures and the quality underlying such financial statements.

Proceedings instituted by the SEC against five China-based accounting firms, including the affiliate of KPMG, our independent registered public accounting firm, could result in Qoros’ financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the “big four” accounting firms, including the affiliate of our auditor, KPMG Huazhen (Special General Partnership). The Rule 102(e) proceedings initiated by the SEC relate to the failure of these firms to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in China contend that they are not in a position to lawfully produce such documents directly to the SEC as a result of certain restrictions under Chinese law and specific directives issued by the China Securities Regulatory Commission, or the CSRC. The issues raised by the proceedings are not specific to KPMG Huazhen (Special General Partnership), or to us, but may potentially affect all PCAOB-registered audit firms based in China and all businesses based in China (or with substantial operations in China) with securities listed in the United States or held by other businesses with securities listed in the United States, as is the case for Qoros. In addition, auditors based outside of China are subject to similar restrictions under Chinese law and CSRC directives in respect of audit work that is carried out in China which supports the audit opinions issued on financial statements of entities with substantial China operations, such as Qoros.

In January 2014, the administrative judge reached an initial decision that the China-based affiliates of the “big four” accounting firms should be barred from practicing before the SEC for a period of six months. However, it is currently not possible to determine the ultimate outcome of this matter, as the accounting firms have filed a petition for review of the initial decision and have recently requested an extension for the filing of legal briefs in connection with the appeal. As set forth in the extension request, the U.S. securities regulators and the Chinese affiliates of the relevant accounting firms have been discussing a potential settlement of their dispute over access to the firms’ audit documents about their Chinese clients. The requested extension has been granted and the accounting firms and the U.S. securities regulators have until December to file their appeal briefs and continue their settlement efforts. Pending such review, the implementation of the initial decision has been delayed. The commissioners of the SEC will therefore make a legally binding order specifying the sanctions, if any, to be placed on these audit firms.

Should any sanctions be placed on these accounting firms, the accounting firms can further appeal the decision of the commissioners of the SEC to the U.S. Federal courts, in which case the effect of the order may be further delayed pending the outcome of such appeal. If KPMG Huazhen (Special General Partnership) were denied, temporarily, the ability to practice before the SEC, KPMG Huazhen (Special General Partnership) would need to consider alternate support arrangements to complete a PCAOB-compliant audit of Qoros’ operations in mainland China. If KPMG Huazhen (Special General Partnership) is unable to source alternate support arrangements, or was otherwise unable to address issues related to the production of documents pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, and Qoros was unable to timely find another independent registered public accounting firm to audit and issue a PCAOB-compliant opinion on its financial statements, Qoros’ financial statements could be determined to not be in compliance with the requirements of the Exchange Act and such a determination may ultimately affect the continued listing of our ordinary shares on the NYSE or our registration with the SEC, or both. Moreover, any negative news about the proceedings against these audit firms may adversely affect investor confidence in companies with substantial mainland China based operations listed in the U.S., such as Qoros, which could have a material adverse effect on the price of our ordinary shares and substantially reduce or effectively terminate the trading of our ordinary shares in the United States.

Risks Related to ZIM

As ZIM operates in the capital-intensive and cyclical marine shipping industry, ZIM may continue to experience losses, working capital deficiencies, negative operating cash flow or shareholders’ deficiency in the future, despite the restructuring of its financial obligations and the reduction of its indebtedness and liabilities.

As of each of June 30, 2014 and December 31, 2013, the face value of ZIM’s outstanding indebtedness was approximately $2.8 billion, and the amount of ZIM’s outstanding liabilities exceeded the expected value of ZIM’s assets. In the six months ended June 30, 2014, and the years ended December 31, 2013 and 2012, ZIM had principal and interest payments of $118 million, $264 million and $425 million, respectively, and EBITDA of $57 million, $48 million and $108 million, respectively. As of June 30, 2014 and December 31, 2013, ZIM had cash and cash equivalents of $111 million and $123 million, respectively, and did not have sufficient liquidity and cash flows to meet its debt obligations, and as of those dates, ZIM was not in compliance with the financial covenants relating to most of its outstanding long-term debt obligations and liabilities. Additionally, as a result of, among other things, the “going concern” reference in ZIM’s third quarter 2013 and subsequent financial statements up to, and including, March 31, 2014, most of ZIM’s loans were in default and the lenders of such loans had the right to demand their immediate repayment. ZIM’s ship owners also had the right to demand that ZIM pay the original contractual charter rates owed to them rather than the reduced charter rates and also to demand the immediate repayment of any accrued deferred charter hire (except with respect to those charter hires reduced in connection with ZIM’s 2009 financial restructuring). Additionally, ZIM did not repay its vessel lender loans due during the period beginning January 1, 2014, and this constituted a default under the applicable arrangements.

On July 16, 2014, ZIM completed its financial restructuring, reducing ZIM’s outstanding indebtedness and liabilities (face value, including future off-balance sheet commitments in respect of operational leases and with respect to those parties participating in the restructuring) from approximately $3.4 billion to a remaining balance of approximately $2 billion. Additionally, IC invested $200 million into ZIM’s capital structure and ICs’ ownership of ZIM (which will be contributed to Kenon) was reduced to 32% of ZIM’s outstanding shares. As a result of such restructuring, ZIM is not in default under any of its loans or outstanding liabilities and the lenders under ZIM’s loans no longer have the right to demand ZIM’s immediate repayment of such indebtedness under the pre-restructuring agreements. Additionally, as of September 30, 2014, ZIM was in compliance with its minimum liquidity covenant of $125 million.

As marine shipping is a capital-intensive and cyclical industry, ZIM may continue to experience losses, working capital deficiencies, negative operating cash flow or shareholders’ deficiency in the future, and such losses may not be offset by any cost savings realized by ZIM as a result of the restructuring of its financial obligations and the reduction of its indebtedness and liabilities. Further, as a result of the completion of ZIM’s restructuring plan, it may be difficult for ZIM to incur additional debt on commercially reasonable terms, even if ZIM is permitted to do so under its restructured debt agreements. Such an occurrence could limit ZIM’s ability to pursue operational activities that ZIM considers to be beneficial to it and this may, in turn, further impair ZIM’s financial condition and operations. ZIM has also incurred substantial costs in connection with the implementation of its restructuring plan and ZIM’s restructuring activities have subjected, and may continue to subject, ZIM to litigation risks and expenses. ZIM’s restructuring plan may also have other consequences, such as workforce attrition, a negative effect on employee morale, or a reduction in ZIM’s ability to attract highly skilled employees.

ZIM cannot guarantee that the completion of its restructuring plan will generate meaningful cost savings, if any, or that it will be able to realize the cost savings and other anticipated benefits from such restructuring. If ZIM is unable to meet its obligations, ZIM would need to reach another arrangement with its creditors (which may be on terms for ZIM or Kenon that are worse than those set out above) or become insolvent. Additionally, notwithstanding the completion of its restructuring plan, ZIM remains significantly leveraged and ZIM will continue to face risks associated with a highly leveraged company. For further information on the terms of ZIM’s restructuring plan, see “Item 5B. Liquidity and Capital Resources – ZIM’s Liquidity and Capital Resources – ZIM’s Restructuring Plan.”

ZIM’s business development plan may not be effective in returning ZIM to profitability.

ZIM incurred net losses of $129 million, $530 million and $427 million in the six months ended June 30, 2014 and the years ended December 31, 2013 and 2012, respectively. ZIM’s current business development plan, adopted in light of the ongoing global economic crisis that began in 2008 and ZIM’s restructuring plans, seeks to increase ZIM’s cash flows and profitability by aligning ZIM’s expected operating and financing expenses with its profitability. However, this business development plan depends on key assumptions related to future fuel prices, freight rates and global container shipping capacity and, if actual prices, rates or capacity differ from these assumptions, such discrepancies could materially and adversely impact its operations and profitability. In 2010, ZIM launched various initiatives to support its operational transformation. The implementation of ZIM’s business development and financial restructuring plans, however, may place significant strain on ZIM’s management systems, customer relationships, infrastructure, financial controls and procedures, employee relations, or other resources. ZIM’s operational and financial restructuring plans may also be subject to difficulties, delays or unexpected costs, and ZIM’s ability to effectively implement its business development plan requires the execution of effective planning and management processes, and such execution may be influenced by factors outside of ZIM’s control.

For example, ZIM has identified the Trans-Pacific Zone, which routes through the Panama Canal, as a key trade zone of operation and, to that end, is seeking to introduce six 10,000 TEU very large container vessels into its fleet of vessels serving this trade zone. However, ZIM has no agreements in place with respect to such vessels and ZIM may be unable to acquire or charter these vessels on attractive terms, or at all.

Additionally, if the excess supply of container shipping capacity that currently characterizes the container shipping industry continues to exist for an extended period of time, or disproportionately affects the key trade zones in which ZIM expects to focus its operations, ZIM’s business or results of operations may suffer. As a result, ZIM may not realize, in full or in part, the anticipated benefits associated with the implementation of its business development plan and ZIM cannot be certain that it will not be required to revise its business development plan in the future. If ZIM is unable to generate sufficient profitability or positive cash flows from its operations or to adequately reduce its cash outflows used in financing activities as a result of the implementation of its business development and restructuring plans, this could have a material adverse effect on ZIM’s business, financial condition, results of operations or liquidity, and could require ZIM to seek an additional arrangement to restructure its liabilities or become insolvent.

The container shipping market is dynamic and volatile.

The container shipping market is relatively decentralized, dynamic and volatile by its very nature and has been marked in recent years by relative instability as a result of the recent global economic crisis and the many conditions and factors that can affect the price, supply and demand for container shipping capacity. For example, according to the Shanghai (Export) Containerized Freight Index, the high and low spot market freight rate per forty foot equivalent units, or FEUs, was approximately $4,636 and approximately $2,343 per FEU between October 2009 and October 2014, respectively, as compared to a spot market freight rate of approximately $3,300 per FEU as of June 2014. Factors affecting spot market freight rates include:

•	global and regional trends in GDP;

•	demand and supply for container shipping capacity;

•	supply of and demand for energy resources, commodities and industrial products;

•	changes in the exploration or production of energy resources, commodities, consumer and industrial products;

•	global imbalances with respect to the locations of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities, pirate attacks, embargoes and strikes;

•	developments in international trade;

•	changes in seaborne and other transportation patterns; including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

Rates within the charter market, which ZIM accesses to source a portion of its capacity, and within the spot market, which provided customers for approximately 60% of the capacity of ZIM’s vessels in 2013, may also fluctuate significantly based upon these changes. Additionally, responses to changes in market conditions may also be slower as a result of the time it takes to build new vessels and adapt to market needs. As shipping companies purchase vessels years in advance to address expected demand, vessels may be (i) delivered during times of decreased demand or (ii) unavailable during times of increased demand. This may lead to a mismatch between the demand for cargo vessels and the cyclical growth in supply and may exacerbate any of the aforementioned factors.

As global trends continue to change, it remains difficult to predict their impact on the container shipping industry or ZIM, in particular. ZIM’s inability to adequately respond to any of these market changes, at all or in a timely fashion, could have a material adverse effect on its business, financial conditions, results of operations or liquidity.

Excess supply of global container ship capacity may limit ZIM’s ability to operate its vessels profitably.

Container shipping capacity, approximately 17 million TEUs spread across approximately 5,000 vessels as of January 1, 2014, has increased significantly since the beginning of 2006 and continues to exceed the demand for container capacity. Such excess capacity is projected to further increase in the near future, outpacing any expected increases in the demand for container capacity, as a result of the large global orderbook for newbuilding containers. Many of these orders are for vessels with carrying capacity of 8,400 TEUs and above, which provide increased capacity for each shipping voyage while also delivering cost-savings and efficiencies. Markets may still face oversupply in the coming years and numerous other factors beyond ZIM’s control that may also contribute to an increase in container shipping capacity, including deliveries of refurbished or converted vessels, port and canal congestion, the scrapping of older vessels, vessel casualties/accidental losses, and the number of vessels that are out service (e.g., vessels that are laid-up, drydocked, awaiting repairs or are otherwise not available for hire). Excess capacity resulting from any of the aforementioned factors results in reduced spot market and freight rates, which may adversely impact ZIM’s revenues, profitability or asset values. It will take time to resolve the supply/demand capacity imbalance that was created as a result of the new vessels delivered during times of low demand. Until such capacity is fully absorbed by the container shipping market and, in particular, the trade zones in which ZIM’s operations are focused, the container shipping industry will continue to experience downward pressure on its spot market and freight rates and such prolonged pressure could have a material adverse effect on ZIM’s operations, business, financial condition, results of operations or liquidity.

Cooperative operational agreements within the container shipping industry may adversely impact ZIM’s profitability.

The container shipping industry has seen a trend towards strategic alliances of, and partnership with, container shippers, which can result in more efficient, and accordingly more profitable, operations for shipping companies participating in such arrangements. For example, A.P. Moller-Maersk Group and Mediterranean Shipping Company the world’s two largest container liner companies, announced a 10-year vessel sharing agreement that will operate in the east-west trades and will include 185 vessels, representing an estimated capacity of 2.1 million TEUs and CMA CGM S.A., United Arab Shipping Company (S.A.G.), or UASC, and China Shipping Container Lines Co., Ltd., or CSCL, also announced of the formation of their “OceanThree” alliance, operating 159 vessels representing an estimated capacity of 1.5 million TEUs. These arrangements are subject to regulatory approval by the appropriate bodies and, if approved, is expected to become effective in January 2015. The concentration of shipping capacity resulting from the vessel sharing agreement is expected to provide these carriers with increased capacity and access to a significant portion of the global capacity supply, while also helping each liner company realize significant cost savings.

ZIM is not a member of any alliances, including the two large, global alliances (G6 Alliance and CKYHE), and will not be a member in the vessel sharing agreements between the various carriers described above. As a result, ZIM does not benefit from the efficiencies of participation in such arrangements, and many of ZIM’s competitors who do participate in such arrangement are able to achieve significant efficiencies as a result. ZIM is party to cooperative operational agreements with other carriers in each of the trade zones in which it operates, and ZIM may seek to increase its participation in those cooperation agreements or similar arrangements with other shipping companies or local operators, partners or agents. However, participation in alliances and increased participation in cooperative operational agreements with other shipping companies may be limited, in part, by ZIM’s status as an Israeli incorporated and registered company, which has effectively limited ZIM’s ability to call on certain ports, and as a result ZIM is not a party to any alliances at this time. If ZIM is not successful in expanding its cooperative or partnership arrangements with partners, such an occurrence could adversely affect ZIM’s business operations. For further information on the risks related to ZIM’s status as an Israeli corporation, see “– ZIM faces risks as a result of its status as an Israeli corporation.”

Declines in freight rates or other market conditions could negatively affect ZIM’s business, financial condition, or results of operations and could thereby result in ZIM’s incurrence of impairment charges.

ZIM examines whether there have been any events or changes in circumstances which would indicate an impairment at each reporting period. Additionally, when there are indications of an impairment, an examination is made as to whether the carrying amount of the non-monetary assets or cash generating units, or CGUs, exceeds the recoverable amount and, if necessary, an impairment loss is recognized. The projection of future cash flows related to ZIM’s CGU, which is one CGU, is complex and requires ZIM to make various estimates including future freight or charter rates, earnings from the vessels and discount rates, all of which have been volatile historically.

ZIM concluded that the recoverable amount of its CGU was higher than the carrying amount of its CGU and, as a result, did not recognize an impairment for its CGU in its financial statements for each of the years ended December 31, 2013, 2012 and 2011. ZIM cannot assure that there will be no impairments in future years. Impairment charges, if any, could negatively affect ZIM’s results of operations.

Labor disruptions could have an adverse effect on ZIM’s business.

ZIM has recently experienced disruptions of its regular activities, with labor strikes occurring in April 2014 and May 2014 and the consequent closing of ZIM’s headquarters in May 2014. These incidents occurred primarily as a result of dissent on the part of ZIM’s employees with respect to ZIM’s operational and financial restructuring plans. In response to these occurrences, ZIM has initiated discussions with the Marine Officers’ Union and the Employees’ Union. The discussions between the relevant parties are ongoing and, as of yet, have not resulted in a final agreement. Negotiations with the Marine Officers’ or Employees’ Unions may result in increases in ZIM’s aggregate cost of labor. Further, disruptions in ZIM’s regular activities due to labor stoppages or strikes may result in delays, a lockout at ZIM’s headquarters in Israel, vessel calls, as well as damage to cargo, vessels equipment, etc. In addition, such disruptions could materially and adversely affect ZIM’s reputation. If not resolved in a timely and cost-effective manner, any such actions and labor conflicts could have a material adverse effect on ZIM’s business and reputation. In addition, ZIM’s activity is characterized by dependence on the operation of the ports on which its vessels call. Accordingly, labor disruptions in the various ports in which ZIM operates around the globe may have a significant adverse impact on the results of the activity of ZIM. There is no guarantee that ZIM will not experience disruptions or labor strikes in the future.

Israel holds a Special State Share in ZIM, which imposes certain restrictions on ZIM’s operations.

The State of Israel holds a Special State Share in ZIM, which imposes certain limitations on the activities of ZIM that may negatively affect ZIM’s business and results of its operations. For example, ZIM’s vessels, including those vessels that do not sail under the Israeli flag, may be subject to control by the authorities of the State of Israel in order to protect the security of or bring essential supplies and services to the State of Israel. In addition, Israeli legislation allows the State of Israel to use ZIM’s vessels in times of emergency. These rights may negatively affect ZIM’s business and results of operations. Additionally, the Special State Share also imposes transferability restrictions on IC’s equity interest in ZIM, and, in accordance with such restrictions, IC’s transfer of its entire interest in ZIM to us required prior notification to the State of Israel. In August 2014, IC notified the State of Israel of its intention to transfer its entire interest in ZIM to us and, in September 2014, provided the State of Israel with additional information regarding the spin-off, as a transfer to a person that will own more than 24% of ZIM requires the State of Israel’s consent to the transferee’s status as a “Permit Holder. In November 2014, the State of Israel consented to Kenon’s and Idan Ofer’s status, individually and collectively, as a “Permit Holder” of ZIM’s shares, permitting Kenon and Idan Ofer to hold more than 24%, but less than 35%, of ZIM’s share capital, provided that this does not grant control of ZIM to Kenon or Idan Ofer and subject to the terms and conditions of the Special State Share and the undertakings set forth in the State of Israel’s consent. In particular, the terms of the State of Israel’s consent stipulate, among other things, that Kenon’s transfer of the means of control of ZIM is limited if the recipient is required to obtain the State of Israel’s consent, or is required to notify the State of Israel of its holding of ZIM shares pursuant to the terms of the Special State Share, unless such consent was obtained by the recipient or the State of Israel did not object to the notice provided by the recipient. In addition, the terms of the consent provide that, if Idan Ofer’s ownership interest in Kenon is less than 36%, or Idan Ofer ceases to be the controlling shareholder, or sole controlling shareholder of Kenon, then Kenon’s rights with respect to its shares in ZIM will be limited to the rights applicable to an ownership of 24% of

ZIM, until or unless the State of Israel provides its consent, or does not object to, this decrease in Idan Ofer’s ownership or control. There are no contractual restrictions on any sales of our shares by our controlling shareholders. Therefore, if Mr. Ofer sells a portion of his interest in Kenon and owns less than 36% of Kenon, or ceases to be Kenon’s controlling shareholder, then Kenon’s right to vote and receive dividends in respect of its ZIM shares, for example, will be limited to those available to a holder of 24% of ZIM’s shares (even if Kenon holds a greater percentage of ZIM’s shares). Additionally, the State of Israel may revoke Kenon’s permit if there is a material change in the facts upon which the State of Israel’s consent was based, upon a breach of the provisions of the Special State Share by Kenon, Mr. Ofer, or ZIM, if the cancellation of the provisions of the Special State Share with respect to a person holding shares in ZIM contrary to the Special State Share’s provisions will apply (without limitation). “Control,” for the purposes of this consent, is as defined in the State of Israel’s consent, with respect to certain provisions. The Special State Share’s transfer restrictions may also prevent us from distributing or transferring some of our equity interest in ZIM to a third party. For further information on the Special State Share, see “Item 4B. Business Overview—Our Businesses—ZIM—ZIM’s Special State Share.”

ZIM faces risks as a result of its status as an Israeli corporation.

ZIM is incorporated and based in Israel. Therefore, the existing security, economic and geopolitical conditions in Israel and the Middle East could affect ZIM’s existing relationships with certain foreign corporations, as well as affect the willingness of potential partners to enter into business alliances with it. Numerous countries, corporations and organizations limit their business activities in Israel and their business ties with Israeli-based companies. ZIM’s status as an Israeli company has effectively limited ZIM’s ability to call on certain ports and has therefore impacted ZIM’s ability to enter into alliances or cooperative operational agreements with certain shipping companies, thereby having an adverse impact on ZIM’s operations or its ability to compete effectively within the trade zones in which it operates. In addition, ZIM’s status as an Israeli company has effectively limited ZIM’s options to enter alliances that include certain carriers who are not willing to cooperate with Israeli companies. Since July 2014 and the recent geopolitical conditions in Gaza, ZIM’s west coast operations, have been subject to political activity which, in certain instances, have had immaterial effects on ZIM’s operational activities. ZIM is monitoring such events, so as to minimize and prevent any disruptions to its routine operations. Any future deterioration in the security or geopolitical conditions in Israel and/or the Middle East could adversely impact our business relationships and thereby have a material adverse effect on our business, financial condition, results of operations or liquidity. Being an Israeli company, ZIM is relatively more exposed to acts of terror, hostile activities by various factors (including damaging computer systems), security limitation that concern Israeli organizations overseas, possible isolation by various organizations and institutions for political reasons and other limitations (such as bans to enter certain ports). All of these may negatively affect the business and the results of its activity. For further information on the risks related to ZIM’s operations in Israel, see “– Risks Related to the Industries in Which Our Businesses Operate – The activities of certain of our businesses may be impacted by the geopolitical, economic and security conditions in Israel and the Middle East.” For further information on the risks related to entry into cooperative operational agreements within the shipping industry, see “– Cooperative operational agreements within the container shipping industry may adversely impact ZIM’s profitability.”

ZIM charters a substantial portion of its fleet and the cost associated with chartering such vessels is unpredictable.

ZIM charters a substantial portion of its fleet. As of June 30, 2014, of the 88 vessels through which ZIM provides transport services globally (86 container vessels and 2 vessels for shipment of vehicles), 61 vessels are chartered (including 5 vessels under finance leases and excluding 4 jointly owned vessels), representing a percentage of chartered vessels that is higher than the industry’s average. This may result in higher operating expenses, in the form of increased charter fees and means that a rise in charter fees, even if minimal, is likely to adversely affect ZIM’s results of operation. In addition, in the past ZIM has entered into long-term charter arrangements, some of which are still place and it may be unable to take full advantage of short-term reductions in charter fees. The continued chartering of a vessel also depends upon the availability of such vessel. Should ZIM experience difficulty in finding vessels of the type required by it to service its customers efficiently, or in finding such vessels at charter rates that are favorable to it, this could adversely affect ZIM’s business, financial condition, results of operations or liquidity.

The average size of ZIM’s vessels is smaller than many of its competitors, and ZIM may face difficulties as it incorporates larger vessels into its fleet.

Container shippers within the shipping industry have been incorporating, and are expected to continue to incorporate, larger, more efficient vessels into their operating fleet. As the cost per unit transported on large and modern vessels is less than the cost per unit for smaller and older vessels, and larger vessels provide increased fuel efficiency and capacity, container shippers are encouraged to deploy such vessels, particularly within the more competitive trade zones. Vessels in excess of 7,500 TEU represent approximately 91% of the current global orderbook, in terms of TEU, and ZIM estimates that, by 2016, approximately 42% of the global fleet, in terms of TEU, will consist of vessels in excess of 7,500 TEU. The continued deployment of larger vessels will adversely impact the competitiveness of those shipping companies that do not utilize such vessels in their shipping operations in lieu of older, less fuel-efficient, and smaller capacity vessels. Furthermore, a significant introduction of large vessels, including mega-vessels, into any trade zone will enable the transfer of existing, large vessels to other trade segments in which smaller vessels typically operate. Such “fleet cascading” may in turn generate similar effects in the other, smaller trade zones in which ZIM operates.

ZIM’s vessels are generally smaller than the industry average. Although ZIM intends to reduce its ownership of such smaller vessels over time, as the relevant charters expire, in light of the significant amount of vessels ZIM charters, ZIM will need time to effectively incorporate larger vessels into its fleet. ZIM may not be able to update the vessels within its fleet on attractive terms, or at all. If, for example, ZIM is unable to invest in and/or procure suitably large vessels in a timely fashion (e.g., if ZIM has not set aside funds or is unable to borrow or raise funds for vessel purchases), the utilization of larger vessels in the trade zones in which ZIM operates may undermine ZIM’s ability to compete effectively in those respective trade zones, which could have a material adverse effect on ZIM’s business, financial condition, results of operations or liquidity. ZIM’s business development plan contemplates the incorporation of an additional six very large container vessels into its fleet by 2016. However, ZIM has no agreements in place with respect to such vessels and ZIM may be unable to acquire or charter these vessels on attractive terms, or at all. As ZIM adapts its fleet and incorporates such vessels into its operations (via purchase or charter agreements), ZIM will increase its exposure to the risks associated with overcapacity, which can be greater for larger vessels (e.g., increased capacity risk and downward pressure on utilization rates). Additionally, ZIM does not have agreements in place with respect to the purchase, or charter, of such vessels. If ZIM is unable to alter its fleet composition in light of the increased deployment of larger vessels, or adequately manage its incorporation of additional larger vessels into its fleet, this could adversely affect ZIM’s business or results of operations.

ZIM’s fleet is relatively old compared to other top 20 carriers and the risks associated with such older vessels could adversely affect ZIM’s operations.

ZIM’s vessels are older than average among the other top 20 carriers (in terms of TEU capacity). Older vessels are typically less fuel-efficient than more-recently constructed vessels, as a result of their failure to reflect any improvements in engine technology. Additionally, insurance rates also generally increase with the age of a vessel, making older vessels more expensive to operate, reducing ZIM’s efficiency and decreasing its profitability. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to such vessels and may restrict the type of activities in which such vessels may engage each of which may further impact ZIM’s operations and profitability. As ZIM’s vessels age, market conditions may not justify these expenditures or enable ZIM to operate its vessels profitably during the remainder of their useful lives, which could have an adverse impact on ZIM’s business, financial condition, results of operations or liquidity. ZIM may also incur relatively higher maintenance costs for its existing vessels. The cost of maintaining a vessel generally increases with the age and running hours of the vessel.

The expansion of the Panama Canal may have an adverse effect on ZIM’s operations.

The Panama Canal, which plays a key role in the delivery of cargo to the eastern U.S. and the Gulf of Mexico, is expected to be widened in 2016 and, in connection with such widening, very large container vessels are expected to enter, and subsequently dominate, the Trans-Pacific trade zone. The introduction of such vessels as the “vessels of choice” within this trade zone, which serves as one of ZIM’s strategic trade zones, will require shipping liners seeking to remain competitive, including ZIM, to alter their fleet composition and incorporate larger vessels for utilization in their Panama Canal operations. Although ZIM’s business development plan contemplates the incorporation of an additional six very large container vessels into its fleet by 2016, ZIM does not have agreements in place with respect to the purchase, or charter, of such vessels. As a significant portion of ZIM’s vessels will become increasingly less efficient to operate upon the completion of the Panama Canal’s expansion, if ZIM is unable to incorporate such vessels into its fleet, this could adversely impact its business within this key trade zone. This risk is further exacerbated as a result of ZIM’s inability to participate in certain alliances and thereby access larger vessels for deployment. ZIM may have to restructure its lines within the Trans-Pacific trade zone to remain competitive and ZIM cannot predict the effectiveness or effect of changes in lines resulting from the expansion of the Panama Canal. Additionally, there have been reports of delays with respect to the expansion of the Panama Canal and any delay in the completion of the Panama Canal’s expansion, particularly in connection with ZIM’s restructuring of its vessel composition in light of the canal’s expected expansion, could have an adverse effect on ZIM’s business or results of operations.

The market values of ZIM’s vessels may decrease, which could limit the amount of funds that ZIM can borrow or trigger certain financial covenants under ZIM’s restructured or future credit facilities and ZIM may incur a loss if it sells vessels following declines in market value.

The fair market values of ZIM’s vessels have generally experienced high volatility and may increase and decrease depending on a number of factors including, but not limited to, the prevailing level of freight and charter rates, global market conditions affecting the international shipping industry, types, sizes and ages of vessels, supply and demand for vessels, availability of or developments in other modes of transportation, competition from other shipping companies, costs of newbuilding, governmental or other regulations and technological advances. In addition, as vessels grow older, they generally decline in value. Additionally, the carrying values of ZIM’s vessels may not represent their fair market value at any point in time because the new market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. If the fair market value of ZIM’s vessels declines, ZIM may not be in compliance with certain provisions of its existing, or, to the extent restructured, its future, credit facilities and may not be able to refinance its debt, obtain additional financing, make distributions to its shareholders, including Kenon, or receive distributions from its subsidiaries. In the event that the value of ZIM’s vessels fall below certain levels, ZIM may be required to prepay certain credit facilities or to provide additional collateral or guarantees in order to maintain compliance with certain covenants. Additionally, if ZIM sells one or more of its vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on our combined carve-out financial statements, resulting in a loss on sale in our combined carve-out financial statements, which could adversely affect our financial condition, results of operations or liquidity.

Bunker constitutes a significant portion of ZIM’s expenses and a rise in fuel prices may have a material adverse effect on ZIM.

Bunker represents a significant portion of ZIM’s expenses, representing 21.8%, 23.1% and 25.5% of ZIM’s expenses in the six months ended June 30, 2014 and the years ended December 31, 2013 and 2012, respectively. The cost of bunker is subject to the impact of economic and political factors, including ongoing geopolitical conditions, and has been very volatile in recent years. There is no certainty that container shipping companies, including ZIM, will receive full, or even partial, compensation from their customers for any increase in bunker prices they may experience as a result of these, or other unforeseen factors. As a result, a rise in bunker prices could have a material adverse effect on ZIM’s business, financial condition, results of operations or liquidity.

ZIM may be unable to attract and retain qualified, skilled employees or crew necessary to operate its business.

ZIM’s success depends, in large part, upon ZIM’s ability to attract and retain highly skilled and qualified personnel, particularly seamen and coast workers who deal directly with activities related to vessel operation and sailing. In crewing ZIM’s vessels, ZIM requires technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain such qualified crew members is intense. Difficulties in retaining employees in key positions and dependence on such employees in terms of skills and professionalism may substantially negatively affect the business and the results of the activity of ZIM. For information on the risks related to ZIM’s current labor unrest, see “– Labor disruptions could have an adverse effect on ZIM’s business.”

ZIM has entered into transactions with related parties.

ZIM has engaged in a number of transactions with related parties and has implemented procedures to ensure that the terms of any of its related party transactions are reasonable, including the implementation of a policy that requires that ZIM’s related party transactions be approved by its audit committee, board of directors, and independent broker valuations. Nonetheless, ZIM’s related party transactions could be viewed as presenting a conflict of interest and may therefore impair investor confidence. Any alleged appearance of impropriety in connection with ZIM’s entry into related party transactions could, as a result, have an adverse effect on ZIM’s reputation and business. For information on ZIM’s material related party transactions see “Item 7B. Related Party Transactions.”

ZIM is subject to environmental regulation and a failure to comply with such regulation could have a material adverse effect on ZIM’s business.

ZIM is subject to many legal provisions relating to the protection of the environment, including with respect to the emissions of hazardous substances, SOx and NOx gas exhaust emissions, the operation of vessels while at anchor by means of generators, and the use of low-sulfur fuel or shore power voltage and double walls for fuel tanks. For example, ZIM is subject to the International Convention for the Prevention of Pollution from Ships, or MARPOL (including designation of Emission Control Areas thereunder), the International Convention for the Control and Management of Ships Ballast Water & Sediments, the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea of 1996, the Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, and the Nonindigenous Aquatic Nuisance Prevention and Control Act, among others. Compliance with such laws, regulations and standards, where applicable, may require the installation of costly equipment or operational changes and may affect the resale value or useful lives of ZIM’s vessels. ZIM may also incur additional costs in order to comply with other existing and future regulatory obligations, and any such costs could have a material adverse effect on ZIM’s business, financial condition, results of operations or liquidity. If ZIM fails to comply with any of the environmental regulations applicable to it, ZIM could be exposed to high costs in respect of environmental damages, criminal charges, and substantive harm to its operations and goodwill, if and to the extent that environmental damages are caused by its operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject ZIM to liability without regard to whether it was negligent or at fault.

Such environmental requirements can also affect the resale value or useful lives of ZIM’s vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of or more costly insurance coverage for safety and environmental matters or result in ZIM’s denial of access to certain jurisdictional waters or ports, or ZIM’s detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, ZIM could incur material liabilities, including cleanup obligations, natural resource damages, personal injury and property damage claims in the event there is a release of petroleum or other hazardous materials from ZIM’s vessels, or otherwise, in connection with ZIM’s operations. Violations of, or liabilities under, safety and environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of ZIM’s vessels and events of this nature could have a material adverse effect on ZIM’s business, reputation, financial condition, or results of operations.

The shipping industry is subject to extensive government regulation and standards, international treaties and trade prohibitions and sanctions.

The shipping industry is subject to extensive regulation that changes from time to time and that applies in the jurisdictions in which shipping companies are incorporated, the jurisdictions in which vessels are registered (flag states), the jurisdictions governing the ports at which the vessels anchor, as well as regulations by virtue of international treaties and membership in international associations. As a result, ZIM is subject to extensive government regulation and standards, customs inspections and security checks, international treaties and trade prohibitions and sanctions, including laws and regulations in each of the jurisdictions in which it operates, including laws enacted by Israel’s Knesset, the U.S. Federal Maritime Commission, the International Safety and Management Code, or the ISM Code, and the European Union. Any violation of such regulations, treaties and/or prohibitions could have a material adverse effect on ZIM’s business, financial condition, results of operations or liquidity and may also result in the revocation or non-renewal of ZIM’s “time-limited” licenses.

While ZIM is also subject to regulations against harming competition established by each of the various countries in which it operates vessels, cooperative operational agreements among shipping companies in the shipping industry are generally exempt from the application of such antitrust laws. Recently, however, there has been a noticeable trend within the international community to limit such exemptions and it is unclear whether such trends may impact the renewal of existing exemptions. As ZIM is party to numerous cooperative operational agreements and views such agreements as competitive advantages in response to the recent global economic crisis, an amendment or a revocation of an exemption that affords shipping companies the ability to enter into cooperative operational agreements and/or cooperative ventures could negatively impact ZIM’s business and results of operations.

In November 2013, the European Commission published an announcement regarding its initiation of investigation procedures against certain maritime shippers, including ZIM, due to a suspicion of coordinated activity among them. The European Commission intends to investigate whether the public notices of the maritime shippers with respect to future increases in tariffs, which was published on the internet websites of such shippers in the press, caused or may have caused damage to the industry’s competitiveness and to clients of the maritime shipping market to and from Europe. If determined to be guilty, any fines or sanctions levied upon ZIM, could have a material adverse effect on ZIM’s business, reputation, financial condition, or results of operations.

There are numerous risks related to the operation of any sailing vessel and ZIM’s inability to successfully respond to such risks could have a material adverse effect on ZIM.

There are numerous risks related to the operation of any sailing vessel, including the dangers associated with potential marine disasters, mechanical failures, collisions, cargo losses or damages, poor weather conditions, the content of the load, exceptional load, meeting deadline, risks of documentation, maintenance and the quality of fuels and piracy/hostile at-sea activity. In recent years, the shipping industry has experienced an increase in the threats of pirates abducting and/or harming sailing vessels and shipping crews. This increase is especially prevalent in the regions near Somalia, the western Indian Ocean and the Gulf of Aden and the occurrence of any of the aforementioned factors, with respect to at-sea operational risks, could have a material adverse effect on ZIM’s business, financial condition, results of operations or liquidity.

In the event ZIM lists its shares on a stock exchange for trading, changes in the market price of ZIM’s stock could have a material adverse effect on the value of our investment in ZIM.

In connection with its financial restructuring plan, ZIM intends to seek a public listing of its shares. Upon ZIM’s listing on a stock exchange, our ability to liquidate our 32% equity interest in ZIM, without adversely affecting the value of these shares may be limited. If we were to sell, or indicate an intention to sell, substantial amounts of our equity interest in ZIM in the public market, the trading price of ZIM’s shares could decline. Additionally, the perception in the market that these sales may occur could also cause the trading price of ZIM’s shares to decline. Furthermore, the value of our interest in ZIM may be affected by economic and market conditions that are beyond our control. Globally traded securities have been highly volatile and continued volatility, which may result in significant changes in ZIM’s market price, in particular, could also have a material adverse effect on our business, financial condition, results of operations or liquidity. If ZIM does not complete a listing of its shares, this would affect our ability to sell our equity interest in ZIM, if we decide to do so.

ZIM’s operations are highly dependent on its information technology and computer systems, which may be subject to failure or interruption due to technical fault, cyber-attack or other service interruptions.

ZIM conducts a wide range of activity by means of its information technology and computer systems and is therefore highly dependent on these systems. These systems may fail as a result of such events as fire, terror attacks, unauthorized access to server centers and relevant infrastructure. In addition, these systems may be compromised by the unauthorized entry of data or by purposeful terrorist attack. Any failure of these systems would negatively impact ZIM’s business and results of its operations.

ZIM extends credit to its clients in the ordinary course of its business and is therefore subject to counter-party and country risk on collection.

ZIM extends credit to its clients in the ordinary course of its business. These clients are located around the world and operate in a variety of industries and businesses. As a result, ZIM is exposed to counter-party and country risk on the collection of this credit, which may fluctuate in line with global economic conditions.

Risks Related to Our Other Businesses

Risks Related to Our Interest in Tower

Tower’s results impact our net earnings.

We have a substantial investment in Tower, representing approximately 30% of Tower’s outstanding shares, which we account for under the equity method of accounting. Pursuant to such method, we report our proportionate share of the net earnings or losses of Tower in our statement of income under “share in income (loss) from associates” which contributes to our earnings (loss) from continuing operations before income taxes. To the extent the cumulative net loss equals the total investment, as was the case for Tower as of year end 2013, the book value of our investment will be reduced to zero. Losses beyond the cumulative investment will not be reflected and the book value will only change with positive net income received in connection with that investment that are higher than the previously accumulated net losses. As a result, Tower’s earnings in any year may have a material effect on our net earnings and, to the extent Tower has a positive book value, Tower’s losses in any year may have a material effect on our net earnings. In addition, globally traded securities have been highly volatile and continued volatility, which may result in significant changes in Tower’s market prices could also have a material adverse effect on our business, financial condition, results of operations or liquidity. If our net earnings are materially impacted as a result of the aforementioned factors, this could have a material adverse effect on our business, financial condition, or results of operations.

Tower has a large amount of debt and other liabilities, and its business and financial position may be adversely affected if it will not be able to timely fulfill its debt obligations and other liabilities.

According to Tower’s U.S. GAAP financial statements, Tower has a large amount of debt and other liabilities, primarily due in 2015 and 2016. As of September 30, 2014, Tower had (i) approximately $210 million of outstanding secured bank loans to be repaid in quarterly installments between December 2014 through June 2019, of which $17 million constitutes short-term debt; and (ii) approximately $333 million of unsecured outstanding debentures to be repaid between December 2014 and December 2018, of which $48 million constitutes short-term debt, and of which $112 million are payable in December 2015 and $112 million in December 2016, unless earlier converted into Tower’s ordinary shares. Carrying such a large amount of debt and other liabilities may have significant negative consequences on Tower’s business, including:

•	limiting our ability to fulfill our debt obligations and our liabilities;

•	requiring the use of a substantial portion of Tower’s cash flow from operating activities to service its indebtedness rather than investing its cash flows to fund its growth plans, working capital and capital expenditures;

•	increasing Tower’s vulnerability to adverse economic and industry conditions;

•	limiting Tower’s ability to obtain additional financing;

•	limiting Tower’s flexibility in planning for, or reacting to, changes in its business and the industry in which it competes;

•	placing Tower at a competitive disadvantage with respect to less leveraged competitors and competitors that have better access to capital resources;

•	volatility in Tower’s non-cash financing expenses due to increases in the fair value of its debt obligations, which may increase its net loss or reduce its net profits; and/or

•	enforcement by the banks and other financing entities of their liens against Tower, Jazz Technologies, Inc., or Jazz, or TowerJazz Japan, Ltd.’s, or TJP, respective assets, as applicable at the occurrence of an event of default. For example, the consummation of the spin-off may constitute a change of control under certain of Tower’s debt, and other, instruments and, subject to additional conditions, may result in an event of default. For further information on the risks related to the change of control provisions relating to Tower’s debt, or other, instruments, see “– Risks Related to the Spin-Off – Some of our businesses may deem it necessary to secure waivers or amendments from creditors, stakeholders, regulators, or other parties, in connection with the consummation of the spin-off.”

In order to finance its debt and other liabilities and obligations, in addition to cash on hand and expected cash flow from operating activities, Tower continues to explore measures to obtain funds from additional sources including debt and/or equity restructuring and/ or re-financing, sale of new securities, opportunities for the sale and lease-back of a portion of Tower’s real estate assets, sale of other assets, intellectual property licensing, as well as additional financing alternatives. However, there is no assurance that Tower will be able to obtain sufficient funding, if at all, from the financing sources detailed above or other sources in a timely manner (or on commercially reasonable terms) in order to allow Tower to cover its ongoing fixed costs, capital expenditure costs and other liabilities and obligations, fully or partially repay its short term and long term debt in a timely manner and fund its growth plans and working capital needs.

Tower’s operating results fluctuate from quarter to quarter which makes it difficult to predict its future performance.

Tower’s revenues, expenses and operating results have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond its control. These factors include, among others:

•	The cyclical nature of the semiconductor industry and the volatility of the markets served by its customers;

•	Changes in the economic conditions of geographical regions where its customers and their markets are located;

•	Shifts by integrated device manufacturers and customers between internal and outsourced production;

•	Inventory and supply chain management of Tower’s customers;

•	The loss of a key customer, postponement of an order from a key customer or the rescheduling or cancellation of large orders;

•	The occurrence of accounts receivable write-offs, failure of a key customer to pay accounts receivable in a timely manner or the financial condition of Tower’s customers;

•	The rescheduling or cancellation of planned capital expenditures;

•	Tower’s ability to satisfy its customers’ demand for quality and timely production;

•	The timing and volume of orders relative to Tower’s available production capacity;

•	Tower’s ability to obtain raw materials and equipment on a timely and cost-effective basis;

•	Price erosion in the industry;

•	Environmental events or industrial accidents such as fire or explosions;

•	Tower’s susceptibility to intellectual property rights disputes;

•	Tower’s ability to maintain existing partners and to enter into new partnerships and technology and supply alliances on mutually beneficial terms;

•	Interest, price index and currency rate fluctuations that were not hedged;

•	Technological changes and short product life cycles;

•	Timing for the design and qualification of new products;

•	Increase in the fair value of Tower’s bank loans, certain of its warrants and debentures; and

•	Changes in accounting rules affecting Tower’s results.

Furthermore, integrated device manufacturers continue to design and manufacture integrated circuits in their own fabrication facilities. There is a possibility that in certain periods or under certain circumstances such as low demand, they will choose to manufacture their products in their facilities instead of manufacturing products at external foundries. If Tower’s customers will choose to manufacture internally rather than manufacture at our facilities, Tower’s business may be negatively impacted.

Due to the factors noted above and other risks discussed in this section, many of which are beyond Tower’s control, investors should not rely on quarter-to-quarter comparisons to predict Tower’s future performance. Unfavorable changes in any of the above factors may seriously harm Tower, including its operating results, financial condition and ability to maintain its operations.

As is common in Tower’s industry, a large portion of its total costs is comprised of fixed costs associated mainly with its manufacturing facilities and Tower has a history of operating losses. Tower’s business may be adversely affected if it is unable to operate its facilities at high enough utilization rates sufficient to reach revenue levels that would cover its fixed costs, reduce its losses and allow it to be profitable.

As is common in Tower’s industry, a large portion of its total costs is comprised of fixed costs, associated mainly with its manufacturing facilities, while its variable costs are relatively small. Therefore, during periods when Tower’s fabrications manufacture at high utilization rates, it is able to cover its costs. However, at times when the utilization rate is low, the reduced revenues may not cover all of the costs since a large portion of them are fixed costs and remain constant, irrespective of the fact that less wafers were manufactured. In addition, depreciation costs in Tower’s industry are high, which has resulted in its operating at a GAAP loss for the last number of years. If customer demand for Tower’s products does not increase, it may not be able to operate its facilities consistently at high utilization rates, which may not enable it to fully cover all of its costs, achieve and maintain operating profits or achieve net profits. In addition, Tower may be unable to generate enough cash from operations that would cover its fixed costs, capital expenditures, liabilities and debt payments as well as reduce its losses. We cannot assure that Tower will be profitable on a quarterly or annual basis in the future.

The semiconductor foundry business is highly competitive; Tower’s competitors may have competitive advantages over it and its results of operations may be adversely affected if Tower does not successfully compete in the industry.

The semiconductor foundry industry is highly competitive. Tower competes with more than ten independent dedicated foundries, the majority of which are located in Asia-Pacific, including foundries based in Taiwan, China, Korea and Malaysia, and with over 20 integrated semiconductor and end-product manufacturers that allocate a portion of their manufacturing capacity to foundry operations. The foundries with which Tower competes benefit from their close geographic proximity to companies involved in the design and manufacture of integrated circuits.

As Tower’s competitors continue to expand their manufacturing capacity, there could be an increase in specialty semiconductor capacity. As specialty capacity increases, there may be more competition and pricing pressure on Tower’s services, which may result in underutilization of its capacity, decrease of its profit margins, reduced earnings or increased losses.

In addition, some semiconductor companies have advanced their CMOS designs to 65 nanometer or smaller geometries. These smaller geometries may provide customers with performance and integration features that may be comparable to, or exceed, features offered by Tower’s specialty process technologies. The smaller geometries may also be more cost-effective at higher production volumes for certain applications, such as when a large amount of digital content is required in a mixed-signal semiconductor and less analog content is required. Tower’s specialty processes will therefore compete with these processes and some of its potential and existing customers could elect to design these advanced CMOS processes into their next generation products. Tower is not currently capable, and does not currently plan to become capable, of providing CMOS processes at these smaller geometries. If Tower’s potential or existing customers choose to design their products using these advanced CMOS processes, its business may be negatively impacted.

In addition, many of Tower’s competitors may have one or more of the following competitive advantages over it:

•	greater manufacturing capacity;

•	geographically diversified and more advanced manufacturing facilities;

•	more advanced technological capabilities;

•	a more diverse and established customer base;

•	greater financial, marketing, distribution and other resources;

•	a better cost structure; and/or

•	better operational performance in cycle time and yields.

If Tower does not compete effectively, its business and results of operations may be adversely affected.

Tower is subject to risks related to its international operations.

Tower has generated substantial revenue from customers located in Asia-Pacific and in Europe. Because of its international operations, Tower is vulnerable to the following risks:

•	Tower prices its products primarily in U.S. dollars; if the Euro, Yen or other currencies weaken relative to the U.S. dollar, its products may be relatively more expensive in these regions, which could result in a decrease in its revenue;

•	the burdens and costs of compliance with foreign government regulation, as well as compliance with a variety of foreign laws;

•	general geopolitical risks such as political and economic instability, international terrorism, potential hostilities and changes in diplomatic and trade relationships;

•	natural disasters affecting the countries in which Tower conducts its business;

•	imposition of regulatory requirements, tariffs, import and export restrictions and other trade barriers and restrictions, including the timing and availability of export licenses and permits;

•	adverse tax rules and regulations;

•	weak protection of its intellectual property rights;

•	delays in product shipments due to local customs restrictions;

•	laws and business practices favoring local companies;

•	difficulties in collecting accounts receivable; and

•	difficulties and costs of staffing and managing foreign operations.

In addition, Israel, the United States, Japan and other foreign countries may implement quotas, duties, taxes or other charges or restrictions upon the importation or exportation of Tower’s products, leading to a reduction in sales and profitability in that country. The geographical distance between Israel, the United States, Japan and the rest of Asia and Europe also creates a number of logistical and communication challenges. We cannot assure you that Tower will be able to sufficiently mitigate the risks related to its international operations.

Changes in the market price of Tower’s stock could have a material adverse effect on the value of our investment in Tower.

Tower’s shares are currently trading on each of the NASDAQ and the TASE. Our ability to liquidate this interest without adversely affecting the value of these shares may be limited. If we were to sell, or indicate an intention to sell, substantial amounts of our equity interest in Tower in the public market, the trading price of Tower’s shares could decline. Additionally, the perception in the market that these sales may occur could also cause the trading price of Tower’s shares to decline. Furthermore, the value of our interest in Tower may be affected by economic and market conditions that are beyond our control. Globally traded securities have been highly volatile and continued volatility and/or significant changes in Tower’s market price on either the NASDAQ or the TASE, in particular, could also have a material adverse effect on our business, financial condition, results of operations or liquidity.

For further information on the business, legal and regulatory risks related to Tower, see “Information Regarding Tower.”

Risks Related to our Other Businesses

Neither Primus nor HelioFocus have commenced commercial operation and, as such, each of Primus and HelioFocus relies on equity contributions to finance its operations.

Neither Primus nor HelioFocus have commenced commercial operation and the implementation of their business development plans requires significant additional capital. Each of Primus and HelioFocus expect the estimated funding required to enable it to develop its commercial operation to be provided by additional shareholder equity contributions or through debt financing. In October 2014, IC, through IC Green, entered into an investment agreement with Primus, pursuant to which IC Green may lend Primus up to $25 million via a series of convertible notes through December 31, 2015. Additionally, in October 2014, IC Green made an offer to contribute an additional $3 million to HelioFocus’ equity capital, which was approved by HelioFocus’ shareholders in November 2014. There is no certainty that additional equity financing will be provided either by us, the other shareholders in either Primus or HelioFocus or it, that new investors or third party equity investments in Primus’ or HelioFocus’ would not dilute our equity interests.

Additionally, if Primus’ or HelioFocus’ technology or business model is not viewed as successful by potential financing sources, Primus or HelioFocus may not be able to obtain the financing required for commercial development on attractive terms or at all. A lack or delay in securing such equity financing may delay, or prevent completely, the research and commercial development of either Primus or HelioFocus and may result in a liquidation or dissolution of either Primus or HelioFocus.

Primus and HelioFocus have construction projects in various stages of development and expect to develop additional projects as they commence commercial operation. These projects may not be completed or, if completed, may not perform as expected.

Primus has not yet commenced commercial operation, nor recognized revenues from its operations, and intends to commence the construction of its first commercial plant upon its receipt of sufficient equity financing.

HelioFocus has not yet commenced commercial operation and has an aggregate of 12 dishes (four of which are owned directly by it and eight of which are owned by a Chinese consumer for which HelioFocus operates as a technology provider) spread across two sites under construction. One site is located in Israel, and consists of a product demonstration site for an Israeli customer. The second site is located in Inner Mongolia, an autonomous region of China, and consists of a product demonstration site for a Chinese customer.

Primus’ and HelioFocus’ development and construction efforts, as applicable, will entail the expenditure of significant sums to cover development, construction, engineering, permitting, legal, financial advisory and other costs as they arise in the future. Currently, development-related activities consume a portion of Primus’ and HelioFocus’ focus and resources and the commencement of construction (in the case of Primus) as well as continued construction (in the case of HelioFocus) could be adversely impacted by:

•	delays in obtaining necessary permits and licenses, including environmental permits;

•	unforeseen engineering, environmental and geological problems;

•	adverse changes in the political and regulatory environment in the applicable country;

•	opposition by political, environmental and other local groups;

•	shortages or increases in the price of equipment, materials or labor;

•	adverse weather conditions, natural disasters, accidents or other unforeseen events;

•	unanticipated cost overruns;

•	relationships with other equity partners; and

•	the inability to obtain financing at affordable rates.

Any of the aforementioned risks could delay, or prevent completely, Primus’ or HelioFocus’ research, development or construction efforts. To the extent additional equity contributions are dependent upon the achievement of material milestones, any such temporary delay could impact Primus’ or HelioFocus’ available capital, which may, in turn, result in Primus’ or HelioFocus’ inability to operate and subsequent liquidation.

Primus’ STG+ process or HelioFocus’ dish technology may not become commercially viable.

Demand and industry acceptance for Primus’ and HelioFocus’ technologies is subject to a high level of uncertainty. If the alternative fuel or renewable energy markets fail to accept Primus’ or HelioFocus’ technologies, if acceptance develops slower than anticipated by either business, or if either technology proves uneconomical, this could have a material adverse effect on Primus’ or HelioFocus’ business, financial condition, results of operations or liquidity.

The costs of raw materials that REG uses as feedstock are volatile.

The cost of feedstocks is a significant uncertainty for REG, and the success of REG’s operations is dependent on the price of feedstocks and certain other raw materials that REG uses to produce biomass-based diesel. Since 2009, REG has principally used inedible corn oil, used cooking oil and inedible animal fats as its feedstocks for the production of biomass-based diesel. At elevated price levels, these feedstocks may be uneconomical to use, as REG may be unable to pass feedstock cost increases on to its customers. The price and availability of feedstocks and other raw materials may be influenced by general economic, market and regulatory factors. These factors include weather conditions, farming decisions, government policies and subsidies with respect to agriculture and international trade and global supply and demand. The significance and relative impact of these factors on the price of feedstocks is difficult to predict, especially without knowing what types of feedstock materials will be optimal for use in the future, particularly at new facilities that REG may construct or acquire. A decrease in the availability or an increase in the price of feedstocks could have a material adverse effect on REG’s business, financial condition, results of operations or liquidity.

Primus’ STG+ process may not generate gasoline, diesel or jet fuel that satisfies certain specifications.

The commercialization of Primus’ technology will require, in the short-term, the production of gasoline that satisfies certain specifications and, in the longer-term, the production of diesel and jet fuel that satisfies certain specifications. If any of Primus’ alternative fuels, in particular its high-octane gasoline, are unable to satisfy required specifications, Primus will be unable to market and commercialize its proprietary liquid fuels gasification and pyrolysis technology, the STG+ process. Any change in such specifications, could increase Primus’ expenses by requiring different feedstocks or could delay the commercialization of Primus’ technology, which could have a material adverse effect on Primus’ business, financial condition, results of operations or liquidity.

Primus and HelioFocus have limited operating histories and should be viewed as early stage companies.

Neither Primus or HelioFocus have commenced commercial operation and each of these businesses should be viewed as early stage companies. The risks and uncertainties associated with the operation of these early stage companies in rapidly evolving “clean technology” markets, such as, in the case of Primus, the alternative fuels industry and, in the case of HelioFocus, solar thermal industries, include a potential inability to:

•	commence significant operations on the current, or any revised, schedule in compliance with the current, or any revised, budget;

•	secure necessary capital;

•	construct planned and future facilities;

•	successfully negotiate with government agencies, vendors, customers, feedstock suppliers or other third parties;

•	effectively manage rapid growth in personnel or operations;

•	successfully manage its existing, or enter into new, strategic relationships and partnerships;

•	recruit and retain key personnel;

•	maintain optimal cost structure as and when the business expands;

•	adequately protect its intellectual property; and

•	develop technology, products or processes that complement existing business strategies or address changing market conditions.

Primus’ or HelioFocus’ inability to adequately address any of these risks could have a material adverse effect on Primus’ or HelioFocus’ business, financial condition, results of operations or liquidity.

Primus and HelioFocus will incur significant costs, and may encounter substantial delays, in the implementation of their expansion plans.

Primus’ business development plan contemplates significant operational expansion by 2021 and the development and operation of multiple facilities in various locations in North America. Primus will require significant financing to complete the construction of a commercial plant.

HelioFocus’ business development plan contemplates the construction of twelve additional solar dishes and the development of its commercial platform. HelioFocus will require significant financing to complete the construction of its dishes and commence commercial operation.

There is no guarantee that either Primus or HelioFocus will have access to or be able to raise the capital it requires for its expansion projects on acceptable terms. Additionally, each of Primus and HelioFocus must obtain regulatory approvals and permits in connection with their construction projects. Primus or HelioFocus may not satisfy these requirements on a timely basis, if at all, which could have a material adverse effect on Primus’ or HelioFocus’ business, financial condition, results of operations or liquidity. Furthermore, there can be no assurance that Primus’ and HelioFocus’ management will be able to manage such growth without experiencing significant delays or without incurring unexpected costs or liabilities.

Primus’ operations are highly dependent upon commodity prices, particularly natural gas and gasoline.

Primus’ results of operations depend substantially on the prices of various commodities, including natural gas, gasoline, crude oil and others. The prices of certain of these commodities are volatile, and this volatility may cause Primus’ results to fluctuate accordingly if Primus commences commercial operation. As a result, Primus may experience periods during which the prices of its products decline and the costs of its supplies increase.

Primus’ liquid fuels will compete in markets with refined petroleum products and, because natural gas, or syngas derived from natural gas, will be primarily used as the feedstock in Primus’ STG+ process, an increase in natural gas prices relative to prices for refined petroleum products, or a decrease in prices for refined petroleum products, could adversely affect Primus. The price and availability of natural gas and refined products may be affected by numerous factors, including the level of consumer product demand, weather conditions, the availability of water for fracking, domestic and foreign government regulation (including regulation of fracking), the actions of the Organization of Petroleum Exporting Countries, political conditions in oil and natural gas producing countries, the supply of domestic and foreign crude oil and natural gas, the location of Primus’ commercial plants vis-á-vis natural gas reserves and pipelines, the capacities of such pipelines, fluctuations in seasonal demand, governmental regulations, the price and availability of alternative fuels and overall economic conditions. Primus cannot predict the future markets and prices for natural gas or refined products and a relative increase in the price of natural gas could have a material adverse effect on its business, financial condition, results of operations or liquidity.

There are risks related to our recent acquisition of an equity interest in REG.

In connection with IC Green’s sale of its 69% equity interest in Petrotec, IC Green received shares of REG, a NASDAQ-listed entity. The value of our interest in REG may be affected by REG’s results of operations and prospects, as well as economic and market conditions, each of which that are beyond our control. Globally traded securities have been highly volatile and continued volatility and/or significant changes in REG’s market price on NASDAQ, in particular, could have a material adverse effect on our business, financial conditions, results of operations or liquidity.

Additionally, REG is an advanced biofuels producer and developer of renewable chemicals and is therefore subject to the risks associated with businesses operating within this industry. These risks include, among other things, risks relating to the sourcing of raw materials, the fluctuating costs of feedstock and other biomass materials, and the impact the costs of traditional fuel or energy sources may bear on the demand/supply within the renewable energy industry.

REG is also affected by the existing renewable energy regulatory landscape and any potential changes of such environment. For example, the biomass-based diesel industry in which REG operates relies substantially on federal requirements and state policies for use of biofuels. Since biomass-based diesel has been more expensive to produce than petroleum-based diesel fuel over the past few years, the biomass-based diesel industry depends on governmental programs that support a market for biomass-based diesel that might not otherwise exist. Therefore, any change in governmental regulations that may incentivize or result in a decrease, or elimination, of the usage of biomass-based diesel, could have a material adverse effect on REG’s business, financial condition, results of operations or liquidity and the value of our holdings in REG.

The decrease in the cost of fuel or electricity generated by traditional sources may cause the demand for the services provided by our renewable energy businesses to decline.

Decreases in the costs associated with traditional sources of fuel or electricity, such as prices for commodities like crude oil, coal, fuel oil and natural gas, will reduce the demand for the renewable energy solutions provided by Primus, HelioFocus, and REG, such as the production of fuels and energy from renewable energy sources and the development of solar energy technologies, respectively. The discovery of large new deposits of traditional fuels and technological progress in traditional forms of electricity generation could, in turn, reduce the cost of fuel or electricity produced from those sources and, as a consequence, reduce the demand for Primus’, HelioFocus’ and/or REG’s products. Crude oil prices, for example, have fallen considerably in the second half of 2014, and this reduction, or any further reduction in the cost of crude oil or other traditional sources of fuel or electricity, could, in turn, have a material adverse effect on Primus’, HelioFocus’ and/or REG’s business, financial condition, results of operations or liquidity.

The energy industry, including the biofuels and renewable energy segments in which our renewable energy businesses operate, is highly regulated by numerous governmental authorities.

The laws and regulations affecting the operations of our renewable energy businesses are complex, dynamic and subject to new interpretations or changes. Regulations affect almost every aspect of these businesses, have broad application and, to a certain extent, limit management’s ability to independently make and implement decisions regarding numerous operational matters, including the:

•	construction, acquisition or disposition of operating assets;

•	operation and maintenance of generation, or transmission facilities;

•	rates charged to customers;

•	establishment of capital structures and the issuance of debt or equity securities; and

•	payment of dividends or similar distributions.

A failure to comply with such regulations may have a significant adverse impact on the financial results of Primus, HelioFocus and/or REG.

Additionally, reinterpretations of existing regulations or new regulations relating to the reduction of anti-competitive conduct, air and water quality, the intake of water through industrial wells, carbon dioxide emissions, noise avoidance, fuel and other storage facilities, volatile materials, renewable portfolio standards, emissions performance standards, climate change, hazardous and solid waste transportation and disposal, or other environmental matters related to permitting may also have a significant adverse impact on the financial results of Primus, HelioFocus or REG. Such regulatory changes may include:

•	changes regarding or terminations of key permits or operating licenses;

•	changes in rules governing electricity supply and purchase contracts;

•	changes in subsidies and/or incentives provided by the applicable governments;

•	changes in rules governing dispatch order;

•	changes in the regulation of energy transmission, fuel supply or fuel transportation; and

•	changes in applicable tax laws.

Increased regulation may also result in an increase in capital expenditures and investments in an attempt to maintain compliance. Such an increase could have a material adverse effect on either Primus’, HelioFocus’ or REG’s business, financial condition, results of operations or liquidity.

Changes in government regulations, including mandates, tax credits, subsidies and other incentives, could have a material adverse effect upon Primus’, HelioFocus’, or REG’s business and results of operations.

The market for renewable fuels is heavily influenced by foreign, federal, state and local government subsidies and economic incentives. As a result, changes to existing, or the adoption of new foreign, federal, state and local legislative and regulatory initiatives that impact the production, distribution or sale of renewable fuels may harm Primus’, HelioFocus’, or REG’s business. For example, the U.S. Environmental Protection Agency, or the EPA’s, Administrator may waive certain alternative/renewable fuel standards/incentives to avert economic harm or to respond to inadequate supply (e.g., where the projected supply for a given year falls below a minimum threshold for that year). Any reduction in, or waiver of, requirements for fuel alternatives and additives to gasoline may cause demand for alternative fuels to grow more slowly or decline or may adversely impact Primus’ ability to meet such demands.

Certain governments have also established targets with respect to the percentage of power generation that should be sourced from renewable energy providers, like HelioFocus. Any reduction in, or waiver of, such targets could cause demand for HelioFocus’ products, or renewable energy power generations in general, to grow more slowly or decline, which could have a material adverse effect on HelioFocus’ business or results of operations.

Primus’ and HelioFocus’ success depends, in part, upon its ability to protect its intellectual property.

Primus has independently developed, patented and owns numerous processes related to liquid fuels synthesis, gasoline composition, incremental improvements and customizations, and biomass gasification. HelioFocus has 16 patent families, including 3 issued patents, 1 allowed patent application and 49 pending patent applications. In addition, HelioFocus has 2 registered trademarks. Each of Primus and HelioFocus believe that such technologies provide it with a competitive advantage and the platform with which to market its services. If either Primus or HelioFocus fails to protect its intellectual property rights adequately, its competitors might gain access to its technology, and its competitive advantage, brand or business may be adversely affected.

Primus relies on trade secret and patent laws, confidentiality procedures and contractual provisions to protect its proprietary methods and processes. Primus currently holds several patents and has pending patent applications in the U.S. Valid patents may not be issued from Primus’ pending applications, and the claims allowed on any issued patents may not be sufficiently broad to protect Primus’ STG+ process. Any patents currently held by Primus or that may be issued to Primus in the future may be challenged, invalidated or circumvented, and any rights granted under these patents may not actually provide Primus with adequate defensive protection or competitive advantages. Additionally, the process of applying for patent protection is expensive and time-consuming, and Primus may not be able to complete all necessary or desirable patent applications at a reasonable cost or in a timely manner.

Similarly, HelioFocus relies on trade secret and patent laws, confidentiality procedures and contractual provisions to protect its proprietary methods and processes. HelioFocus also currently holds several patents and has pending patent applications in the U.S. Valid patents may not be issued from HelioFocus’ pending applications, and the claims allowed on any issued patents may not be sufficiently broad to protect HelioFocus’ technology. Any patents currently held by HelioFocus or that may be issued to HelioFocus in the future may be challenged, invalidated or circumvented, and any rights granted under these patents may not actually provide HelioFocus with adequate defensive protection or competitive advantages. Additionally, the process of applying for patent protection is expensive and time-consuming, and HelioFocus may not be able to complete all necessary or desirable patent applications at a reasonable cost or in a timely manner.

Policing unauthorized use of technology may prove difficult for either Primus or HelioFocus as the laws of some foreign countries may not be as protective of intellectual property rights as those of the United States, and mechanisms for the enforcement of Primus’ and HelioFocus’ proprietary rights in such countries may be inadequate. From time to time, Primus or HelioFocus may need to initiate legal action to enforce its intellectual property rights, to protect its trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend itself against claims of infringement. Such litigation could result in substantial costs and the diversion of limited resources and could negatively affect Primus’ or HelioFocus’ business, reputation or brand. If Primus or HelioFocus is unable to protect its proprietary rights, it may lose its expected competitive advantage which could have a material adverse effect on its business, financial condition, results of operations or liquidity.

Risks Related to the Spin-Off

We are a newly-incorporated company with no separate operating history and the historical financial information included herein does not reflect the financial condition or operating results we would have achieved as an independent public company during the periods presented and, as a result, may not be a reliable indicator of our future financial performance.

We were incorporated in March 2014 and have only recently commenced our activities. Our lack of operating history will make it difficult to assess our ability to operate profitably and to make dividends or other distributions to shareholders. Although our businesses have been under the control of IC prior to our formation, their combined results have not previously been reported on a standalone basis and the combined carve-out financial statements included in this registration statement may therefore not be indicative of our future financial condition or operating results. Furthermore, the historical combined financial information may not fully reflect the increased costs associated with operating as an independent public company or the effects of our financial strategy, which is distinct from the strategy employed by IC. We urge you to carefully consider the basis on which the combined carve-out financial information included herein was prepared and presented as such results may not be a reliable indicator of our future performance, or the performance of any of our businesses.

Upon the consummation of the spin-off, our capital structure and sources of liquidity will change significantly from our historical capital structure.

Upon effectiveness of the spin-off, we will have approximately $35 million of cash on hand and, other than with respect to the $200 million credit facility IC will provide to us, we do not currently intend to enter into any credit facilities or other financing arrangements. Consequently, as an independent, publicly-traded company, our ability to fund our capital needs will depend upon distributions from our businesses, and/or divestitures of such companies, which, in turn, is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control.

Some of our businesses may deem it necessary to secure waivers or amendments from creditors, stakeholders, regulators, or other parties, in connection with the consummation of the spin-off.

Some of our businesses, and some of their subsidiaries or associated companies, are highly leveraged and are party to credit facilities, indentures and/or other instruments. The consummation of this spin-off could result in a change of control under the instruments governing their debt facilities, or other instruments, and we have therefore identified certain debt facilities, and other instruments, within this group for which we will request waivers to avoid any change of control or event of default implications. Although IC and our businesses, as applicable, are in discussions with all relevant creditors and other entities, there is no assurance that such discussions will result in the receipt of a waiver from all, or any, of the relevant creditors or other entities. For example, the spin-off may trigger a change of control under Tower’s credit facility with Bank Leumi and Bank Hapoalim, under which there was approximately $111 million and $131 million outstanding as of September 30, 2014 and December 31, 2013, respectively. Tower’s recent refinancing of this credit facility in October 2014 did not include the banks’ waiver of their right to declare, upon the consummation of the spin-off, the aggregate principal amount outstanding under the credit facility immediately due and payable. If we do not obtain the relevant waivers, any such event of default triggered by the consummation of the spin-off could entitle the creditors of any such debt to demand immediate repayment of the outstanding debt owed to them, as well as the payment of pre-payment penalties and fees. Furthermore, the acceleration of an obligation under a particular debt instrument may permit the holders of other material debt to accelerate their obligations pursuant to “cross default” provisions, which could have a material adverse effect on our business, financial condition and liquidity.

Further, a sale by IC of all, or a portion, of its equity interests in Tower is subject to the tag-along rights of Bank Leumi and Bank Hapoalim, banks which hold a portion of Tower’s capital notes. If IC’s contribution of its shares of Tower to Kenon in connection with the spin-off were deemed to be a sale of IC’s equity interest in Tower, this would trigger the holders’ tag-along rights. Although IC does not believe that the contribution of IC’s shares in Tower to Kenon should trigger these tag-along rights, and therefore has not made the receipt of Bank Leumi’s and Bank Hapoalim’s consents conditions precedent to the consummation of the spin-off, IC has notified each of Bank Leumi and Bank Hapoalim of the intended transfer to Kenon of its interest in Tower. Additionally, IC has requested the consent of each of Bank Leumi and Bank Hapoalim to the transfer of IC’s undertakings and obligations under the tag-along agreement to Kenon, and Bank Hapoalim has provided such consent. The consummation of the spin-off also requires consent from various regulatory bodies, and discussions are being held with all relevant entities to secure such consents.

The spin-off may expose us, or our businesses, to significant tax liabilities.

Certain of the countries in which our businesses are incorporated may deem the spin-off an inadvertent or indirect sale of assets. Such an occurrence would expose us to capital gains taxes in the relevant countries and could also expose our businesses to additional tax liabilities. Such taxes may be significant and we, or our businesses, may not have sufficient capital on hand, or access to sufficient capital, to address these liabilities in a timely manner. In addition, we could lose certain tax attributes, or the ability to utilize such attributes may be limited, upon the consummation of the spin-off if the spin-off is viewed as a “change of control” under the laws of certain of the jurisdictions. The imposition of any such taxes, the occurrence of any such limitations, or the loss of any such attributes, could have a material adverse effect on the business, financial condition, results of operations or liquidity of Kenon or our businesses.

The potential indemnification of liabilities to IC pursuant to the Separation and Distribution Agreement may require us to divert cash to IC to satisfy our indemnification obligations.

The Separation and Distribution Agreement will provide for, among other things, indemnification obligations designed to make us financially responsible for liabilities incurred in connection with our businesses, and as otherwise allocated to us in the Separation and Distribution Agreement. If we are required to indemnify IC under the circumstances set forth in the Separation and Distribution Agreement, we may be subject to substantial liabilities, which could have a material adverse effect on our business, financial condition, results of operations or liquidity.

There can be no assurance that IC’s indemnification of certain of our liabilities will be sufficient to insure us against the full amount of those liabilities, or that IC’s ability to satisfy its indemnification obligation will not be impaired in the future.

Pursuant to the Separation and Distribution Agreement, IC will also agree to indemnify us for certain liabilities retained by it (which includes certain specified pending legal matters). However, third parties could seek to hold us responsible for any of the liabilities that IC has agreed to retain, and there can be no assurance that the indemnity from IC will be sufficient to protect us against the full amount, or any, of such liabilities, or that IC will be able to satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from IC any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Upon the consummation of this spin-off, IC’s insurers may deny coverage to us for liabilities associated with occurrences prior to the spin-off. Even if we ultimately succeed in recovering from such insurance providers, we may be required to temporarily bear such loss of coverage. If IC is unable to satisfy its indemnification obligations or if insurers deny coverage, the underlying liabilities could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Our arrangements with IC have effectively been determined by IC in the context of this spin-off and may contain terms that are less favorable than those which otherwise might have been obtained from unrelated parties.

The terms of our arrangements with IC have effectively been determined by IC in the context of this spin-off, prior to our separation from IC. These terms, including terms relating to the allocation of assets, liabilities, rights, indemnifications and other obligations among IC and us, may be less favorable than those which otherwise might have resulted if the negotiations had involved unrelated parties. The transfer agreements under which our assets and businesses will be transferred from IC prior to the consummation of the spin-off do not contain representations and warranties or indemnities relating to the underlying assets and businesses.

Our accounting and other management systems and resources may not be adequate to meet the financial reporting and other requirements to which we will be subject.

With the exception of Qoros, and Tower, which were accounted for as equity investments in IC, and HelioFocus, whose results of operations we did not consolidate until June 30, 2014 the financial results of each of our businesses were previously consolidated within the consolidated results of IC, and we believe that the businesses’ reporting and control systems were appropriate for those of businesses of an Israeli public company. However, with the exception of Tower, our businesses have not previously been subject to the reporting and other requirements of the Exchange Act. Upon the consummation of the spin-off, we will be directly subject to reporting and other obligations under the Exchange Act. Beginning with our annual report on Form 20-F for the year ending December 31, 2015, we will be required to comply with Section 404 of the Sarbanes Oxley Act of 2002, or Section 404, which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm. These reporting and other obligations will place significant demands on our management and administrative and operational resources, including accounting resources. To comply with these requirements, we may need to upgrade our systems, including information technology, and implement additional financial and management controls, reporting systems and procedures, and have additional resources. We expect to incur additional annual expenses related to these steps, and those expenses may be significant. We are currently in the early stages of addressing our internal control procedures and resources to satisfy the requirements of Section 404.

If we are unable to upgrade our financial and management controls, reporting systems, information technology systems and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired, we may suffer adverse regulatory consequences, including violations of the NYSE’s or the TASE’s listing rules. As a result, any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Shareholders that are subject to United States federal income tax and who receive ordinary shares pursuant to the spin-off may need to fund their income tax liability with cash from other sources or by selling our ordinary shares.

A U.S. shareholder who receives our ordinary shares pursuant to the spin-off will be deemed to have received a taxable distribution in an amount equal to the fair market value of the ordinary shares received. Notwithstanding any cash distribution that may occur concurrently with the consummation of the spin-off, neither we nor IC have any obligation to distribute cash to pay any taxes owed by such shareholder as a result of the spin-off. Accordingly, a U.S. shareholder may need to satisfy any United States federal income tax liability resulting from the receipt of our ordinary shares with cash from such shareholder’s own funds, by selling all or a portion of the ordinary shares received, or by using all or a portion of the cash dividend received. Each U.S. shareholder should consult an independent tax advisor regarding the United States federal income tax consequences to such shareholder of receiving our ordinary shares pursuant to the spin-off. For further information on the distribution-in-kind of our ordinary shares, as well as IC’s distribution of an additional cash dividend to you in connection with the spin-off, see “Item 4A. History and Development of the Company – Mechanics of the Spin-Off.” For further information on the United States federal income tax implications relating to the spin-off, see “Item 10E. Taxation – U.S. Federal Income Tax Considerations.”

Risks Related to the Spin-off – IC Shareholder Considerations

Special Israeli withholding tax rates may not apply to IC’s distribution-in-kind of our ordinary shares, or IC’s distribution of an additional cash dividend to you, which may increase, retroactively, your withholding and income tax liabilities if your generally applicable Israeli tax rate is higher than the special one.

As mentioned in a pre-ruling approval issued to IC by the Israel Tax Authority, or the ITA, IC’s distribution-in-kind of our ordinary shares in connection with the consummation of the spin-off, shall be first attributed to distribution of “approved dividends” (as defined below) and, consequently, shall be subject to a special Israeli withholding tax rate (15% generally and, subject to exceptions, such as with respect to certain dividends, 4% for non-Israeli residents; the assumption is that Amendment No. 71 of the Encouragement of Capital Investments Law 5719-1959 shall not apply to the distribution). With respect to certain shareholders, such special rates are lower than their generally applicable Israeli withholding and/or income tax rates. To the extent that the amount of the “approved dividends” is sufficient, IC intends to apply such attribution also with respect to its distribution of an additional cash dividend to you. However, such attribution is only possible if dividends distributed by IC shall be considered as dividends from an “approved enterprise” or “beneficiary enterprise” to IC shareholders. For example, the attribution is possible only if dividends which have been received by IC from Israel Chemicals Ltd. and Oil Refineries Ltd. are considered income derived from an “approved enterprise” or beneficiary enterprise”, in accordance with the Israeli Encouragement of Capital Investments Law, 5719-1959. It shall be noted that, in the assessment issued by the Israel Tax Authority, it was claimed, among other things, that certain subsidiaries of Israel Chemicals Ltd. were not entitled to the benefits, by virtue of the Encouragement of Capital Investments Law, for the period commencing in 2005. If it is determined that dividends received from Israel Chemicals Ltd. or Oil Refineries Ltd., which have been classified as such by the distributing companies, cannot be regarded as such, in whole or in part, the distribution-in-kind of our ordinary shares, as well as IC’s distribution of an additional cash dividend to you may be subject to Israel’s generally applicable withholding and/or income tax rates, which – with respect to certain shareholders – are higher than the special withholding tax rates that could otherwise apply. As a result of such classification, those IC shareholders whose tax rate for receipt of an “approved dividend” is lower than the generally applicable tax rate for receipt of dividends, may be subject to increased withholding and/or income tax liability. As of the date of this registration statement, the applicable Israeli income tax rates are up to 25%, or 30% with respect to a substantive shareholder of IC who is an individual or non-Israeli resident (a “substantive shareholder” is defined under applicable Israeli tax law as a person who, directly or indirectly, alone or with another, holds at least 10% of one or more categories of the “means of control” (as defined therein)). For further information on the distribution-in-kind of our ordinary shares, as well as IC’s distribution of an additional cash dividend to you in connection with the spin-off, see “Item 4A. History and Development of the Company – Mechanics of the Spin-Off.” For further information on the Israeli tax implications relating to the spin-off, see “Item 10E. Taxation – Certain Israeli Tax Aspects Relating to the Distribution of Our Ordinary Shares.”

The ITA’s pre-ruling approval does not consider all tax-related aspects of the spin-off and, as a result, you could be subject to significant tax liability .

The ITA’s pre-ruling approval covers, among other things, certain Israeli withholding tax implications resulting from IC’s distribution-in-kind of our ordinary shares to its existing shareholders, other than as expressly stated therein, and specifically states that it has not determined the classification of a tax event, income, or an amount of income for IC’s shareholders, that it has not classified, for tax purposes, IC’s distribution of our shares and that it has not determined nor confirmed the amount of “approved dividends” or their classification as such. Additionally, the ITA’s pre-ruling approval is based upon certain facts and assumptions regarding past and future conduct of IC, and its respective operating companies. If the ITA considers that the information provided in the application for its pre-ruling approval was not correct, or omitted relevant information, in respect of a material fact or assumption, then the ITA may take the view that it is not bound by the pre-ruling approval.

Shareholders that are subject to Israeli tax and who receive ordinary shares pursuant to the spin-off may need to fund their income tax liability with cash from other sources or by selling our ordinary shares.

Pursuant to applicable Israeli law and the ITA’s pre-ruling approval with respect to certain Israeli withholding tax implications relating to the spin-off, the distribution of our ordinary shares by IC is generally subject to Israeli withholding tax. Furthermore, the additional dividend to be distributed as a cash dividend in an aggregate amount of $200 million is generally subject to Israeli withholding tax, as well. The “distribution amount,” pursuant to which the withholding tax liability applicable to shareholders will be determined, will be set following the consummation of the distribution-in-kind of our ordinary shares and will be based upon the average closing price of our ordinary shares at the end of the first three trading days on the TASE (after the distribution of the dividend-in-kind). As a result, the amount of Israeli withholding tax cannot be determined prior to the consummation of the spin-off. The amount of the “additional dividend” you receive, therefore, will not necessarily be sufficient to pay your withholding tax liability. Neither we nor IC have any obligation to distribute cash to pay, fully or in part, taxes owed by our shareholders as a result of their receipt of our ordinary shares in connection with the spin-off. Therefore, you may be required to satisfy your withholding tax liability with cash from other sources or by selling all, or a portion, of the ordinary shares received in connection with the spin-off. If your shares in IC are registered with a nominee company, it is possible that the financial institution through which such shares are held will charge your account(s) with the withholding tax amount, or otherwise be entitled to collect the withholding tax amount from you, including by way of selling our ordinary shares that will be held by you. If your shares in IC are not registered with a nominee company, IC may withhold part of our ordinary shares that will be distributed to you in the spin-off in order to satisfy the withholding tax liability.

Shareholders should consult an independent tax advisor regarding the Israeli tax consequences to such shareholder of receiving our ordinary shares pursuant to the spin-off. For further information on the distribution-in-kind of our ordinary shares, as well as IC’s distribution of an additional cash dividend to you in connection with the spin-off, see “Item 4A. History and Development of the Company – Mechanics of the Spin-Off.” For further information on the Israeli tax implications relating to the spin-off, see “Item 10E. Taxation –Certain Israeli Tax Aspects Relating to the Distribution of Our Ordinary Shares.”

Risks Related to Our Ordinary Shares

Our ordinary shares have never been publicly traded and there is no existing market for our ordinary shares. An active trading market that will provide you with adequate liquidity for our ordinary shares may not develop.

There is currently no public market for our ordinary shares and, following the spin-off, 64.9% of our shares will be held by two shareholders. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market on the NYSE or the TASE for our ordinary shares or, if such markets develop, whether they will be maintained. The lack of an active trading market on either the NYSE or the TASE may make it more difficult for you to sell our ordinary shares and could lead to our share price becoming depressed or volatile. It is anticipated that on or shortly prior to the record date for the distribution of our ordinary shares, trading of shares of our ordinary shares will begin on a “when-issued” basis on the NYSE and such trading would continue up to and including the distribution date. However, there can be no assurance that an active trading market for our ordinary shares on either the NYSE or the TASE will develop and if an active and liquid trading market does not develop, relatively small sales of our ordinary shares could have a significant negative impact on the price of our ordinary shares.

Our ordinary shares will be traded on more than one market and this may result in price variations.

We intend to list our ordinary shares on the NYSE and the TASE. Trading in our ordinary shares on these markets will take place in different currencies (U.S. Dollars on the NYSE and New Israeli Shekels on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ as a result of these, or other factors. Any decrease in the price of our ordinary shares on either of these markets could cause a decrease in the trading prices of our ordinary shares on the other market.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

As a newly-incorporated company, there is currently no analyst coverage of Kenon. The trading market for our ordinary shares will depend, in part, upon the research and reports that securities or industry analysts publish about us or our businesses. We do not have any control over analysts as to whether they will cover us, and if they do, whether such coverage will continue. If analysts do not commence coverage of Kenon, or if one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline. In addition, if one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price may likely decline.

Substantial sales of our ordinary shares may occur in connection with this spin-off, which could cause our share price to decline.

Following the spin-off, a significant portion of our shares will be held by two shareholders. Based upon IC’s current shareholder composition, Millenium will hold 46.9% of our shares and Bank Leumi will hold approximately 18% of our shares. Neither we nor IC have entered into lock-up agreements with any of IC’s existing shareholders in relation to its shares or our ordinary shares and, as a result, IC’s existing shareholders will be free to sell their Kenon shares after the effective date of this registration statement. It is possible that some IC shareholders, including our significant shareholders Millenium or Bank Leumi, or certain index fund investors, will sell IC shares or our ordinary shares received in connection with the spin-off for various reasons. For example, our business profile or market capitalization as an independent company may not fit such investors’ investment objectives, our ordinary shares may not be included in a certain index after the spin-off that a particular investor prefers, or shareholders who receive our ordinary shares in connection with the spin-off may need to sell a portion of these shares to satisfy any withholding tax liability. The sales of significant amounts of our ordinary shares, or the perception that this may occur, could result in the lowering of the price of our ordinary shares. For further information on the risks related to Israeli income tax liability, see “ Risks Related to the Spin-Off – IC Shareholder Considerations – Shareholders that are subject to Israeli tax and who receive ordinary shares pursuant to the spin-off may need to fund their income tax liability with cash from other sources or by selling our ordinary shares.”

A significant portion of our outstanding ordinary shares may be sold into the public market, which could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

If any of our principal shareholders sell, or indicate an intention to sell, substantial amounts of our ordinary shares in the public market, the trading price of our ordinary shares could decline. Additionally, the perception in the market that these sales may occur could also cause the trading price of our ordinary shares to decline and could impair the ability of any of our businesses to raise capital. Our principal shareholders may choose to establish programmed selling plans under Rule 10b5-1 of the Exchange Act, for the purpose of effecting sales of our ordinary shares. Additionally, the perception that those sales may occur, including the entry into such programmed selling plans by any of our principal shareholders, could have a material adverse effect on the trading price of our ordinary shares.

Certain significant shareholders will also be entitled to rights with respect to the registration of their ordinary shares under the Securities Act of 1933, or the Securities Act. Registration of these ordinary shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates.

Control by principal shareholders could adversely affect our other shareholders.

Upon completion of this spin-off, Millenium will beneficially own approximately 46.9% of our outstanding ordinary shares and voting power. Millenium will therefore have a continuing ability to control, or exert a significant influence over, our board of directors, and will continue to have significant influence over our affairs for the foreseeable future, including with respect to the election of directors, the consummation of significant corporate transactions, such as an amendment of our articles of association, a merger or other sale of our company or our assets, and all matters requiring shareholder approval. In certain circumstances, Millenium’s interests as a principal shareholder, may conflict with the interests of our other shareholders and Millenium’s ability to exercise control, or exert significant influence, over us may have the effect of causing, delaying, or preventing changes or transactions that our other shareholders may or may not deem to be in their best interests.

Future sales of our ordinary shares in the public market could cause our share price to fall.

Sales of a substantial number of our ordinary shares in the public market after the consummation of the spin-off, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. Upon the consummation of this spin-off, we will have 53,383,015 ordinary shares outstanding. All of the 53,383,015 ordinary shares distributed in connection with the spin-off are freely tradable without restrictions or further registration under the Securities Act, except for any ordinary shares held by our affiliates as defined in Rule 144 under the Securities Act. We have granted registration rights to certain entities that may be considered affiliates, which will enable these entities to require us to file a registration statement to register sales of their shares, subject to certain conditions.

We may issue additional ordinary shares in the future in lieu of incurring indebtedness, which may dilute our existing shareholders. We may also issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to our existing shareholders.

Although we do not intend to issue additional equity interests in the future, we may issue additional securities, including ordinary shares and options, rights, and warrants for any purpose and for such consideration and on such terms and conditions as we may determine appropriate or necessary, including in connection with equity awards, financings or other strategic transactions. Subject to the prior approval of our shareholders for (i) the creation of new classes of shares and the (ii) granting to our directors of the authority to issue new shares with different or similar rights, our board of directors will be able to determine the class, designations, preferences, rights and powers of any additional shares, including any rights to share in our profits, losses and dividends or other distributions, any rights to receive assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. Millenium, our significant shareholder, may use its ability to control, or exert influence over, our board of directors to cause us to issue additional ordinary shares, which would dilute existing holders of our ordinary shares, or to issue securities with rights and privileges that are more favorable than those of our ordinary shareholders. There are no statutory rights of first refusal for new share issuances conferred upon our shareholders under the Companies Act, Chapter 50 of Singapore, or the Singapore Companies Act.

As a newly-incorporated company, we will not have distributable profits to pay dividends.

Under Singapore law and our articles of association, dividends, whether in cash or in specie, must be paid out of our profits available for distribution. We have no current plans to pay cash dividends for the foreseeable future. As a newly-incorporated company, we do not expect to have distributable profits from which dividends may be declared. We have incurred net losses in the six months ended June 30, 2014 and 2013 and the years ended December 31, 2013 and 2012, and may continue to incur net losses in the near future. The availability of distributable profits is assessed on the basis of Kenon’s standalone unconsolidated accounts (which will be based upon the Singapore Financial Reporting Standards, or the SFRS) and Kenon expects that the opening balance of its retained savings in such financials will be zero. There is no assurance that, on such basis, we will not incur losses, that we will become profitable, or that we will have distributable income that might be distributed to our shareholders as a dividend or other distribution in the foreseeable future. Therefore, we will be unable to pay dividends to our shareholders unless and until we have generated sufficient distributable reserves. Accordingly, it may not be legally permissible for us to pay dividends to our shareholders. As a result, and until such time, if ever, that we declare dividends with respect to our ordinary shares, a holder of our ordinary shares will only realize income from an investment in our ordinary shares if there is an increase in the market price of our ordinary shares. Such potential increase is uncertain and unpredictable.

Under Singapore law, it is possible to effect a capital reduction exercise to return cash and/or assets to our shareholders. IC, as our sole shareholder prior to the consummation of the spin-off, has confirmed, including in its capacity as a creditor under our credit facility with it, that it will not object to our performance of a capital reduction if the terms and conditions relating to distributions set forth in our credit facility with IC have been complied with. IC’s agreement is subject to the provisions of the laws of Singapore. Notwithstanding this agreement, the completion of a capital reduction exercise may require the approval of the Singapore Courts and we may not be successful in our attempts to obtain such approval.

Any dividend payments on our ordinary shares would be declared in U.S. Dollars, and any shareholder whose principal currency is not the U.S. Dollar would be subject to exchange rate fluctuations.

The ordinary shares are, and any cash dividends or other distributions to be declared in respect of them, if any, will be denominated in U.S. Dollars. Shareholders whose principal currency is not the U.S. Dollar will be exposed to foreign currency exchange rate risk. Any depreciation of the U.S. Dollar in relation to such foreign currency will reduce the value of such shareholders’ ordinary shares and any appreciation of the U.S. Dollar will increase the value in foreign currency terms. In addition, we will not offer our shareholders the option to elect to receive dividends, if any, in any other currency. Consequently, our shareholders may be required to arrange their own foreign currency exchange, either through a brokerage house or otherwise, which could incur additional commissions or expenses.

We are a “foreign private issuer” under U.S. securities laws and, as a result, are subject to disclosure obligations that are different from those applicable to U.S. domestic registrants listed on the NYSE.

We are incorporated under the laws of Singapore and, as such, will be considered a “foreign private issuer” under U.S. securities laws. Although we will be subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is different from the periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about us than is regularly published by or about other public companies in the United States. We are also exempt from certain other sections of the Exchange Act that U.S. domestic registrants are otherwise subject to, including the requirement to provide our shareholders with information statements or proxy statements that comply with the Exchange Act. In addition, insiders and large shareholders of ours will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act and will not be obligated to file the reports required by Section 16 of the Exchange Act.

As a foreign private issuer, we may, in the future, follow certain home country corporate governance practices instead of otherwise applicable SEC and NYSE corporate governance requirements, and this may result in less investor protection than that accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the NYSE’s rules for domestic U.S. issuers, provided that we disclose which requirements we are not following and describe the equivalent home country requirement. For example, foreign private issuers are permitted to follow home country practice with regard to director nomination procedures and the approval of compensation of officers. Additionally, we are not required to a maintain a board comprised of a majority of independent directors. However, notwithstanding our ability to follow the corporate governance practices of our home country Singapore, we have elected to apply the corporate governance rules of the NYSE that are applicable to U.S. domestic registrants that are not “controlled” companies. Nevertheless, we may, in the future, decide to rely on the foreign private issuer exemptions provided by the NYSE and follow home country corporate governance practices in lieu of complying with some or all of the NYSE’s requirements.

Following our home country governance practices, as opposed to complying with the requirements that are applicable to a non-controlled U.S. domestic registrant, may provide less protection to you than is accorded to investors under the NYSE’s corporate governance rules. Therefore, any foreign private exemptions we avail ourselves of in the future, may reduce the scope of information and protection to which you are otherwise entitled as an investor.

It may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in Singapore.

We are incorporated under the laws of Singapore and certain of our officers and directors are or will be residents outside of the United States. Moreover, most of our assets are located outside of the United States. Although we are incorporated outside of the U.S., we have agreed to accept service of process in the United States through our agent designated for that specific purpose. Additionally, for so long as we are listed in the U.S. or in Israel, we have undertaken not to claim that we are not subject to any derivative/class action that may be filed against us in the U.S. or Israel, as applicable, solely on the basis that we are a Singapore company. However, since most of the assets owned by us are located outside of the United States, any judgment obtained in the United States against us may not be collectible within the United States.

Furthermore, there is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters, such that a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore. Additionally, there is doubt whether a Singapore court may impose civil liability on us or our directors and officers who reside in Singapore in a suit brought in the Singapore courts against us or such persons with respect to a violation solely of the federal securities laws of the United States, unless the facts surrounding such a violation would constitute or give rise to a cause of action under Singapore law. We have undertaken not to oppose the enforcement in Singapore of judgments or decisions rendered in Israel or in the United States in a class action or derivative action to which Kenon is a party. Notwithstanding such undertakings, it may be difficult for investors to enforce against us, our directors or our officers in Singapore, judgments obtained in the United States which are predicated upon the civil liability provisions of the federal securities laws of the United States.

We are incorporated in Singapore and our shareholders may have greater difficulty in protecting their interests than they would as shareholders of a corporation incorporated in the United States.

Our corporate affairs are governed by our memorandum and articles of association and by the laws governing corporations incorporated in Singapore. The rights of our shareholders and the responsibilities of the members of our board of directors under Singapore law are different from those applicable to a corporation incorporated in the United States. Therefore, our public shareholders may have more difficulty in protecting their interest in connection with actions taken by our management or members of our board of directors than they would as shareholders of a corporation incorporated in the United States. For information on the differences between Singapore and Delaware corporation law, see “Item 10B. Memorandum and Articles of Association – Comparison of Shareholder Rights.”

Singapore corporate law may impede a takeover of our company by a third-party, which could adversely affect the value of our ordinary shares.

The Singapore Code on Take-overs and Mergers and Sections 138, 139 and 140 of the Securities and Futures Act, Chapter 289 of Singapore contain certain provisions that may delay, deter or prevent a future takeover or change in control of our company for so long as we remain a public company with more than 50 shareholders and net tangible assets of S$5 million (approximately $4 million U.S. Dollars) or more. Any person acquiring an interest, whether by a series of transactions over a period of time or not, either on his own or together with parties acting in concert with such person, in 30% or more of our voting shares, or, if such person holds, either on his own or together with parties acting in concert with such person, between 30% and 50% (both inclusive) of our voting shares, and such person (or parties acting in concert with such person) acquires additional voting shares representing more than 1% of our voting shares in any six-month period, must, except with the consent of the Securities Industry Council in Singapore, extend a mandatory takeover offer for the remaining voting shares in accordance with the provisions of the Singapore Code on Take-overs and Mergers. While the Singapore Code on Take-overs and Mergers seeks to ensure equality of treatment among shareholders, its provisions may discourage or prevent certain types of transactions involving an actual or threatened change of control of our company. These legal requirements may impede or delay a takeover of our company by a third-party, and thereby have a material adverse effect on the value of our ordinary shares.

In October 2014, the Securities Industry Council of Singapore waived the application of the Singapore Code on Take-overs and Mergers to the Company, subject to certain conditions. Pursuant to the waiver, for as long as Kenon is not listed on a securities exchange in Singapore, and except in the case of a tender offer (within the meaning of U.S. securities laws) where the offeror relies on a Tier 1 exemption to avoid full compliance with U.S. tender offer regulations, the Singapore Code on Take-overs and Mergers shall not apply to Kenon.

Our directors have general authority to allot and issue new shares on terms and conditions and with any preferences, rights or restrictions as may be determined by our board of directors in its sole discretion.

Under Singapore law, we may only allot and issue new shares with the prior approval of our shareholders in a general meeting. Subject to the general authority to allot and issue new shares provided by our shareholders, the provisions of the Singapore Companies Act and our memorandum and articles of association, our board of directors may allot and issue new shares on terms and conditions and with the rights (including preferential voting rights) and restrictions as they may think fit to impose. Any additional issuances of new shares by our directors could adversely impact the market price of our ordinary shares.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

Based upon, among other things, the current and anticipated valuation of our assets and the composition of our income and assets, we do not believe we would be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our previous taxable year ending December 31, 2013. However, the application of the PFIC rules is subject to uncertainty in several respects. In addition, a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current, or any future, taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75.0% of its gross income for such year is passive income or (ii) at least 50.0% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the businesses and earning our proportionate share of the income of any other business in which we own, directly or indirectly, at least 25.0% (by value) of the stock. Because the value of our assets for purposes of the PFIC test will generally be determined in part by reference to the market price of our ordinary shares, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. As a result dispositions of operating companies could increase the risk that we become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined below) holds an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For further information on such U.S. tax implications, see “Item 10E. Taxation – U.S. Federal Income Tax Considerations – Passive Foreign Investment Company.”

Risks Related to Taxation

Examinations by tax authorities and changes in tax regulations could have a material adverse effect on us.

We operate in a number of countries and are therefore regularly examined by and remain subject to numerous tax regulations. Changes in our global mix of earnings could affect our effective tax rate. Furthermore, changes in tax laws could result in higher tax-related expenses and payments. Legislative changes in any of the countries in which our businesses operate could materially impact our tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities. Additionally, the uncertain tax environment in some regions in which our businesses operate could limit our ability to enforce our rights. As a holding company with globally operating businesses, we have established businesses in countries subject to complex tax rules, which may be interpreted in a variety of ways and could affect our effective tax rate. Future interpretations or developments of tax regimes or a higher than anticipated effective tax rate could have a material adverse effect on our tax liability, return on investments and business operations.

Our shareholders may be subject to non-U.S., taxes and return filing requirements as a result of owning our ordinary shares.

Based upon our expected method of operation and the ownership of our businesses following the spin-off, we do not expect any shareholder, solely as a result of owning our ordinary shares, to be subject to any additional taxes or additional tax return filing requirements in any jurisdiction in which we, or any of our businesses, conduct activities or own property. However, there can be no assurance that our shareholders, solely as a result of owning our ordinary shares, will not be subject to certain taxes, including non-U.S., taxes imposed by the various jurisdictions in which we and our businesses do business or own property now or in the future, even if our shareholders do not reside in any of these jurisdictions. Consequently, our shareholders may also be required to file non-U.S. tax returns in some or all of these jurisdictions. Further, our shareholders may also be subject to penalties for failure to comply with these requirements. It is the responsibility of each shareholder to file each of the U.S. federal, state and local, as well as non-U.S. tax returns that may be required of such shareholder.

ITEM 4. Information on the Company

A.	History and Development of the Company

We are a newly-incorporated company that was formed to be the holding company of the following companies that are currently owned (in whole, or in part) by IC:

•	IC Power, which IC established in 2007 and in which IC owns a 100% interest;

•	Qoros, which IC jointly established in 2007, and in which IC owns a 50% interest;

•	ZIM, in which IC acquired a 48.9% equity interest in 1970, which subsequently increased to 99.7% and, in connection with ZIM’s financial restructuring, has subsequently decreased to 32%;

•	Tower, in which IC acquired a 32% equity interest in 1993, and in which IC currently has an approximate 30% interest;

•	Primus, in which IC acquired a 60% equity interest in 2007, which has subsequently increased to 91%;

•	HelioFocus, in which IC acquired a 51% equity interest 2008, which has subsequently increased to 70%; and

•	Petrotec, in which IC acquired a 42% equity interest in 2008, which has subsequently increased to 69%, and which IC Green sold in December 2014.

We were incorporated in March 2014 under The Singapore Companies Act. Our registered office and principal place of business is located at 1 Temasek Avenue #36-01, Millenia Tower, Singapore 039192. Our telephone number at our registered office and principal place of business is + 65 6351 1780. We have appointed Gornitzky & Co., Advocates and Notaries, as our agent for service of process in connection with certain claims which may be made in Israel. We have not yet commenced commercial operations and, until the consummation of the spin-off, will not have any assets or material contingent liabilities or commitments.

Background to and Purpose of the Spin-Off

We were formed in the first quarter of 2014 to serve as the holding company of businesses to be contributed to us by IC in connection with the spin-off of certain businesses currently held by IC. Our primary focus will be to continue to grow and develop our primary businesses, IC Power and Qoros. Following the continued growth and development of our primary businesses, we intend to provide our shareholders with direct access to these businesses, when we believe it is in the best interests of our shareholders for us to do so based on factors specific to each business, market conditions and other relevant information. Given their industries and respective stages of development, we expect to provide our shareholders with direct access to IC Power and Qoros in the medium- to long-term. We intend to remain a majority or controlling shareholder in each of IC Power and Qoros for as long as we own these businesses.

In furtherance of our strategy, we intend to support the development of our non-primary businesses, and to act to realize their value by for our shareholders distributing our interests in our non-primary businesses to our shareholders or selling our interests in our non-primary businesses, rationally and expeditiously, and either distributing the proceeds derived from such sales to our shareholders or using such proceeds to repay amounts owing under our credit facility with IC. For further information on these businesses and our operational strategy, see “Item 4B. Business Overview.”

Mechanics of the Spin-Off

Prior to effecting the spin-off, IC will transfer, in exchange for the issuance of our shares to it, its interests in each of IC Power, Qoros, ZIM, Tower, Primus and HelioFocus, as well as related intercompany indebtedness and obligations, to us. The chart below represents a simplified summary of our organizational structure, excluding intermediate holding companies, immediately prior to and immediately after the consummation of the spin-off. This chart should be read in conjunction with the explanation of our ownership and organizational structure below.

Immediately Prior to the Spin-Off

1.	For further information on IC Green’s recent sale of its equity interest in Petrotec, see “Item 5A. Material Factors Affecting Results of Operations – Recent Developments – Other – Petrotec.”
2.	For further information on IC Green’s recent investment in HelioFocus, which increased IC Green’s interest in HelioFocus from 53% to 70%, see “Item 5. Operating and Financial Review and Prospects – Recent Developments – Other – HelioFocus.”

Immediately After the Consummation of the Spin-Off

1.	For further information on IC Green’s recent sale of its equity interest in Petrotec, see “Item 5A. Material Factors Affecting Results of Operations – Recent Developments – Other – Petrotec.”
2.	For further information on IC Green’s recent investment in HelioFocus, which increased IC Green’s interest in HelioFocus from 53% to 70%, see “Item 5. Operating and Financial Review and Prospects – Recent Developments – Other – HelioFocus.”

IC intends to make a special dividend of 100% of our outstanding ordinary shares to holders of its shares as of the record date of the special dividend. Based upon approximately 7,698,467 shares of IC that we expect will be outstanding on the closing date of the spin-off, IC intends to make a special dividend of approximately 53,383,015 of our ordinary shares to each of its existing shareholders, representing all of our ordinary shares. The distribution will occur on a pro rata basis: for every 1 share of IC held by holders of IC’s shares as of the record date of the special dividend, holders of IC’s shares will receive 7 of our ordinary shares.

Holders of IC’s shares will not be required to pay for the ordinary shares received upon the consummation of the spin-off, or tender or surrender their shares of IC. If an IC shareholder holds shares of IC as of the close of business on the record date of the special dividend, the holder’s brokerage account will be credited for our ordinary shares, on the distribution date, subject to provision of details of such shareholders (if the shareholder’s shares in IC are not registered with a nominee company and subject to the timing and receipt of regulatory and corporate approvals in respect of the spin-off). The number of shares of IC that a holder owns will not change as a result of the spin-off and IC’s shares will continue to be traded on the TASE under the symbol “ILCO.”

Holders of IC’s shares who are taxpayers in the United States and who receive our ordinary shares pursuant to the spin-off will be considered to have received a taxable distribution for U.S. federal income tax purposes equal to the fair market value of our ordinary shares so received, without reduction for the amount of any Israeli tax withheld. For further information on U.S. federal income tax considerations relating to the distribution of our ordinary shares and U.S. tax considerations relating to the ownership and disposition of our ordinary shares, see “Item 10E. Taxation – U.S. Federal Income Tax Considerations.”

Holders of IC’s shares who receive our ordinary shares pursuant to the spin-off will be considered to have received a taxable dividend for Israeli tax purposes equal to the closing price of our ordinary share on the first trading day after the actual date of the distribution to the extent that there are sufficient profits for tax purposes. For further information on Israeli tax considerations relating to the distribution of our ordinary shares, see “Item 10E. Taxation – Certain Israeli Tax Aspects Relating to the Distribution of our Ordinary Shares.”

The spin-off of our ordinary shares and IC’s transfer of its equity interests in each of the aforementioned businesses to us is subject to, among other things, the approval of IC’s board of directors, the approval of IC’s audit committee and the approval of the general meeting of IC’s shareholders, provided that either (i) at least a majority of the shares held by all shareholders who do not have a personal interest in the spin-off and who are present and voting at the meeting approves the spin-off, excluding abstentions; or (ii) the shares voted against the spin-off by shareholders who have no personal interest in the spin-off and who are present and voting at the meeting do not exceed 2% of the voting rights in IC. Whether a shareholder has a “personal interest” regarding a matter that is before the shareholders for a vote is defined under the Israeli Companies Law of 1999, in relevant part, as “. . . a Person’s personal interest in an Act or a Transaction of a Company, including the personal interest of his Relative and of another corporation in which he or his Relative is an Interested Party, and excluding a personal interest deriving from the fact of the mere holding of shares in the Company . . .” The Israel Securities Authority, or the ISA, has advised IC that it considers IC’s controlling shareholders, including Millenium, to have a “personal interest” in the approval of the spin-off and that the spin-off should therefore be subject to heightened approval, i.e., approval by the holders of a majority of the shares held by shareholders who do not have a personal interest in the approval of the spin-off and who attend and vote at the meeting (either in person or by proxy) or alternatively an objection by shareholders who have no personal interest in the spin-off holding of no more than 2% of the voting rights in IC. Based upon previous positions the ISA has taken in the past, the ISA may also consider Bank Leumi to have a “personal interest” in the approval of the spin-off.

IC will request shareholder approval for matters relating to the spin-off, as described above, at an extraordinary general meeting of its shareholders. IC will provide a shareholder circular to its shareholders in advance of its extraordinary general meeting.

Although no conditions exist for IC’s provision of the shareholder circular to its shareholders, the consummation of the spin-off is conditioned upon several factors, such as obtaining various third party consents, and approvals, including with respect to the relevant regulators and stock exchanges, the approval of the general meeting of IC’s shareholders with a special majority requirement, as set forth above, and the approval of IC’s board of directors and audit committee.

As a result of the aforementioned mechanics, the spin-off of our ordinary shares and listing on the NYSE will be conducted without registration under the Securities Act. Additionally, in connection with the spin-off, we are seeking to concurrently list our ordinary shares on the TASE. After the listing of our ordinary shares on each of the NYSE and the TASE, we shall examine the various considerations in respect of our dual listing and, in particular, the advisability of maintaining or terminating such dual listing. We may, as a result of such examination, act to delist our ordinary shares from trading on the TASE pursuant to Section 35(bb) of Chapter E3 of the Securities Law of Israel, 5728 – 1968. In the event we do decide to delist our ordinary shares from trading on the TASE, we have undertaken to, upon the consummation of the spin-off, publish an Immediate Report with the TASE no less than 9 months prior to the delisting. Kenon undertakes that, as long as its ordinary shares are listed on the TASE, it will not allot and issue shares of a different class from those ordinary shares listed on the TASE, excluding those issuances for which an exception under the Securities Law is available.

Separation and Distribution Agreement

The following discussion summarizes the material provisions of the Separation and Distribution Agreement between us and IC in connection with the consummation of the spin-off. The Separation and Distribution Agreement sets forth, among other things, our agreements with IC in respect of the principal transactions necessary to separate our businesses from IC and its other businesses. The Separation and Distribution Agreement also sets forth other agreements that govern the distribution, as well as certain aspects of our relationship with IC after the consummation of the spin-off.

Transfer of Assets and Assumption of Liabilities

The Separation and Distribution Agreement identifies the assets to be transferred, the liabilities to be retained by IC or assumed by Kenon, and the contracts to be retained by IC or assigned to Kenon in connection with the spin-off and transfer of IC’s transfer of its interests, direct or indirect, in each of IC Power, Quantum (the holder of IC’s 50% equity interest in Qoros), ZIM, Tower and IC Green (the holder of IC’s equity interests in each of Primus, HelioFocus and, until December 24, 2014, Petrotec) to us. The Separation and Distribution Agreement also provides for when and how these transfers and assignments will occur.

Concurrently with IC’s transfer of the aforementioned business to Kenon, IC shall assign and transfer to Kenon, IC’s full rights and obligations according to, and in connection with, certain loans it has provided to, and certain undertakings it has made in respect of, these businesses. Set forth below is a summary of the material rights and obligation that IC will transfer to Kenon in connection with the spin-off:

Business	Instrument	Outstanding Amount as of June 30, 2014

Financial Instruments

Qoros	Capital note issued by Quantum to IC	$596 million

IC Green	Capital note issued by IC Green to IC	NIS 449 million (approximately $114 million)[1]
	Loan borrowed by IC Green	22 million Euro (approximately $27 million)

	Capital note issued by IC Green for the benefit of IC	$7.5 million

Business	Instrument	Kenon’s Rights and Obligations (upon the consummation of the spin-off)

Investments / Commitments

Qoros	Shareholder loan to be provided to Qoros	Pursuant to an outline approved by IC in September 2014, Kenon will be obligated to provide a RMB400 million (approximately $64 million) shareholder loan to Qoros during the first quarter of 2015, subject to the release of most of IC’s back-to-back guarantees in respect of certain of Qoros’ indebtedness

Primus	Convertible Notes Investment Agreement with Primus	Option to loan up to $25 million, via a series of convertible notes issued by Primus, to Primus through December 31, 2015

Business	Instrument	Kenon’s Rights and Obligations (upon the consummation of the spin-off)

Shareholder-Related Instruments

Qoros	Joint Venture Contract – Guaranty	Kenon will guarantee the full performance and observance by Quantum of, and compliance with, all covenants, agreements, obligations and liabilities applicable to Quantum, under and in accordance with the terms and conditions of the Joint Venture Agreement, including Quantum’s obligation to contribute RMB25 million (approximately $4 million) to Qoros

ZIM	Global Restructuring Deed	The rights and obligations, as set forth in the Global Restructuring Deed

	Subscription Agreement	The rights and obligations, as set forth in the Subscription Agreement

Tower	Registration Rights Agreement	The rights and obligations, as set forth in the Registration Rights Agreement.

	Tag-Along Agreements	Kenon will undertake to assume IC’s obligations in respect of the tag-along agreements with each of Bank Leumi and Bank Hapoalim relating to Tower’s shares

1.	In October 2014, IC Green issued a $7.5 million capital note to IC to fund any investments made by IC Green in Primus in connection with the investment agreement IC Green entered into with Primus in October 2014. The $7.5 million owed will be added to the aggregate amount owed under the NIS 449 million (approximately $114 million) capital note. For further information on the capital notes owed by IC Green to IC, see “Item 5A. Material Factors Affecting Results of Operations – IC Green.”

Additionally, certain guarantees and undertakings made by IC in connection with OPC’s financing agreement shall not be transferred to Kenon and, instead, have been replaced with guarantees or undertakings of IC Power, as well as a provision of cash collateral, so that IC is released from its obligations under the existing guarantee or undertaking, as applicable.

Representations and Warranties

Other than certain limited corporate representations and warranties made by us and IC, neither we nor IC make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents, or any other matters. Except as expressly set forth in the Separation and Distribution Agreement or in any ancillary agreement, all assets are expected to be transferred on an “as is,” “where is” basis.

Termination

The Separation and Distribution Agreement provides that it may be terminated by IC at any time in its sole discretion prior to the consummation of the spin-off.

Release of Claims

Except with respect to (i) those legal proceedings pending against IC at the time of the consummation of the spin-off, and that relate to any of the businesses to be transferred to Kenon, and (ii) certain other exceptions set forth in the Separation and Distribution Agreement, Kenon shall be liable for the claims of each of the businesses being transferred to it as part of the spin-off, including such claims that arose out of, or relate to events, circumstances or actions occurring or failing to occur, or with respect to any conditions existing prior to, the distribution date.

Indemnification

We and IC agree to indemnify each other against certain liabilities incurred in connection with our respective businesses, and as otherwise allocated to each of us in the Separation and Distribution Agreement. These indemnities are principally designed to place financial responsibility for the obligations and liabilities of our business, and each of our businesses, with us and financial responsibility for the obligations and liabilities of IC and its business with IC. The Separation and Distribution Agreement also specifies procedures with respect to claims subject to indemnification and related matters.

Legal Matters

Kenon agrees to indemnify IC for any liabilities arising after the consummation of the spin-off as a result of legal matters relating to the businesses Kenon will receive in the spin-off.

Allocation of Spin-Off Expenses

The Separation and Distribution Agreement provides that IC will be responsible for all fees, costs and expenses relating to it and will finance all fees, costs and expenses related to Kenon, in each case as incurred prior to the distribution date in connection with the spin-off.

Other Matters Governed by the Distribution Agreement

Other matters governed by the Separation and Distribution Agreement include access to financial and other information, access to and provision of records, intellectual property, confidentiality, treatment of outstanding guarantees and similar credit support and dispute resolution procedures.

Conditions

The Separation and Distribution Agreement provides that the distribution of our ordinary shares is subject to several conditions that must be satisfied or waived prior to the distribution. Each of IC and Kenon may, in their sole discretion, waive the conditions precedent applicable to their entry into the Separation and Distribution Agreement. IC may, in its sole discretion, at any time prior to the record date of the distribution, decide to abandon the distribution.

B.	Business Overview

We are a holding company that operates dynamic, primarily growth-oriented, businesses. The companies we own, in whole or in part, are at various stages of development, ranging from established, cash generating businesses to early stage development companies. Each of our businesses was formerly held by IC, which is spinning off these businesses to enhance value for its shareholders by improving the market’s understanding of each of these businesses, enhancing flexibility for these businesses, and improving the ability to pursue more focused strategies and capital structures that are appropriate for each business’ industry and development and that are also in the best interests of Kenon’s shareholders.

Our Primary Businesses

We were established to promote the growth and development of our primary businesses and we are primarily engaged in the operation of these businesses: (i) IC Power, a wholly-owned power generation company that has experienced profitable growth in its revenues and generation capacity since its inception in 2007, and (ii) Qoros, a China-based automotive company in which we have a 50% equity interest, that is seeking to deliver international standards of quality, safety, and innovative features to the large and fast-growing Chinese market and has recently commenced commercial sales.

•

IC Power – A wholly-owned subsidiary, which is a leading owner, developer and operator of power generation facilities located throughout key power generation markets in Latin America, the Caribbean and Israel, including Peru, Chile and Colombia. As of June 30, 2014, IC Power’s portfolio, which included Edegel (which IC Power sold to Enersis in September 2014), consisted of 16 operating facilities, two facilities under construction, and numerous projects at various stages of development. IC Power is a leader in its core market, Peru, one of the fastest growing economies in Latin America, with a 5-year average GDP growth of approximately 6% through 2013, according to Peru’s National Institute of Statistics and Information. For the six months ended June 30, 2014 and the year ended

December 31, 2013, Peru represented 33% and 39% of IC Power’s Proportionate EBITDA, respectively, and 796 MW, or 41% and 48%, respectively, of IC Power’s proportionate capacity, including an adjustment for Las Flores, which IC Power acquired on April 1, 2014, and excluding contributions relating to Edegel, which IC Power has recently sold. IC Power’s current development pipeline is expected to provide an additional 1,110 MW in capacity, to address the expected increase in Peruvian demand, partially as a result of the substantial investments made in connection with Peru’s energy-intensive mining industry. IC Power’s successful completion of greenfield development and acquisition projects is reflected in the average annual growth of approximately 32% in its Proportionate EBITDA between 2008 and 2013. Proportionate EBITDA is a non-IFRS measure. For a reconciliation of Proportionate EBITDA to net income, see “Item 3A. Selected Financial Data.”

•	Qoros – A China-based automotive company that is jointly owned with a subsidiary of Chery, a state controlled holding enterprise and large Chinese automobile manufacturing company. Qoros seeks to deliver international standards of quality and safety, as well as innovative features, to the large and fast-growing Chinese market. Qoros’ vision is to build high quality cars for young, modern, urban consumers based upon extensive research and product tailoring. Qoros launched and sold its first car, the Qoros 3 Sedan, in December 2013, launched commercial sales of its second model, the Qoros 3 Hatch, in June 2014, and launched commercial sales of its third model, the Qoros 3 City SUV, in mid-December 2014. The Qoros 3 Sedan was the safest car tested by Euro NCAP in 2013 and the second safest car ever tested by Euro NCAP in its 17-year history. Qoros’ manufacturing facility, located in Changshu, China has an initial technical capacity of 150 thousand units per annum, which can be increased to approximately 220 thousand units per annum through the utilization of different shift models (and further increased through additional full shift and working day adjustments). As Qoros is an early stage company, we expect that a significant portion of the liquidity and capital resources that we will have upon the consummation of the spin-off will be used to support the development of Qoros, as discussed in more detail below.

Our primary focus will be to continue to grow and develop IC Power and Qoros, with the goal of expanding their operations through new growth prospects, improving the market’s understanding of these businesses, and exposing these businesses to a pool of international investors, based on each businesses’ industry and development stage, by:

•	in the case of IC Power, continuing to invest in projects that IC Power expects to generate attractive, risk-adjusted returns, using operating cash flows, project or other financing at the IC Power level, as well as proceeds resulting from IC Power’s selective dispositions of assets; and

•	in the case of Qoros, potentially providing additional equity capital or loans to assist Qoros in its development as it continues to pursue its commercial growth strategy. For further information on the RMB400 (approximately $64 million) shareholder loan we expect to provide Qoros during the first quarter of 2015, see “Item 5A. Material Factors Affecting Results of Operations – Recent Developments – Approval of Outline to Provide Qoros With Shareholder Loan in Exchange for the Partial Release of IC’s Back-to-Back Guarantees.”

Following the continued growth and development of our primary businesses, we intend to provide our shareholders with direct access to these businesses, when we believe it is in the best interests of our shareholders for us to do so based on factors specific to each business, market conditions and other relevant information. Given their industries and respective stages of development, we expect to provide our shareholders with direct access to IC Power and Qoros in the medium- to long-term. We intend to remain a majority or primary controlling shareholder in each of IC Power and Qoros for as long as we own these businesses.

Our other interests are:

•	ZIM – A large provider of global container shipping services, which, as of June 30, 2014 operated 88 (owned and chartered) vessels with a total container capacity of 357,692 TEUs, and in which we have a 32% equity interest.

•	Tower – A publicly held company in which we have a 30% equity interest, that is a global specialty foundry semiconductor manufacturer whose securities are publicly-traded on each of the TASE and NASDAQ under the ticker “TSEM.”

•

Two renewable energy businesses including Primus, an innovative developer and owner of a proprietary natural gas-to-liquid technology process; and HelioFocus, a cutting-edge developer of dish technologies for solar thermal power fields. Petrotec, a European producer of biodiesel generated from used cooking oil, whose securities are publicly-traded on the Frankfurt Stock Exchange, was held by IC Green, our wholly-owned subsidiary, until IC Green’s sale of Petrotec in December 2014.

In furtherance of our strategy, we intend to support the development of our non-primary interests businesses, and to act to realize their value for our shareholders by distributing our interests in our non-primary businesses to our shareholders or selling our interests in our non-primary businesses, rationally and expeditiously, and either distributing the proceeds derived from such sales to our shareholders or using such proceeds to repay amounts owing under our credit facility with IC.

Highlights of our Primary Businesses

IC Power

IC Power is our wholly-owned leading owner, developer and operator of power generation facilities in the rapidly growing Latin American, Caribbean and Israeli power generation markets. IC Power has operations in Peru, Israel, the Dominican Republic, Bolivia, El Salvador, Chile, Jamaica, Nicaragua and Colombia as well as investments in Peru and Panama. IC Power focuses its generation operations on hydroelectric and natural gas facilities and has a proportionate capacity of approximately 2,254 MWs and 1,949 MWs as of June 30, 2014 and December 31, 2013, respectively (including Edegel’s proportionate capacity). Since its acquisition of Inkia in 2007, IC Power has invested approximately $2 billion, including project financing and investments by minority shareholders, in the acquisition, development and expansion of its generation assets and has completed 12 development and acquisition projects. By successfully pursuing growth opportunities, primarily through greenfield development projects in existing markets and acquisitions of anchor investments in new countries, IC Power has established itself in many of the markets in which it operates. Between 2008 and 2013, IC Power has experienced an average annual growth of approximately 32% in its Proportionate EBITDA. Proportionate EBITDA is a non-IFRS measure. For a reconciliation of Proportionate EBITDA to net income, see “Item 3A. Selected Financial Data.” IC Power’s successful investments illustrate its ability to leverage its core competencies – project identification, evaluation, acquisition or construction, and operation – to develop generation assets in attractive growth markets and thereby deliver attractive, risk-adjusted returns to its shareholders.

IC Power typically enters into long-term capacity and energy agreements with its customers, which it believes limits its exposure to fluctuations in energy spot market rates and helps it generate strong and predictable cash flows although IC Power operates in challenging jurisdictions that subject it to numerous regulatory or counterparty risks. In 2013, IC Power sold 89% of its aggregate capacity and energy sales, pursuant to PPAs, with IC Power’s remaining sales being on the spot market. IC Power’s stable and strong cash flow generation has enabled it to successfully engage in relatively high-return acquisitions and secure both project and bank/bond financing from a diverse international base. IC Power typically enters into PPAs in connection with the development of its greenfield assets and, as a result, IC Power has been able to secure substantial non-recourse financing for its generation assets prior to the commencement of their commercial operation.

IC Power’s current pipeline, which reflects its strategy of developing greenfield projects, primarily comprises two construction projects in Peru: CDA – a 510 MW run-of-the-river hydroelectric project, scheduled to be completed during the second half of 2016 – and Samay I – a 600 MW open cycle diesel and natural gas (dual-fired) thermoelectric project, scheduled to be completed in mid-2016. IC Power also identifies and acquires foothold positions in existing generating assets in countries in which it is not yet present which, together with its greenfield developments, contributes to the continued expansion of its portfolio of assets.

Underpinning both IC Power’s success and strategy is its experienced management team and in-depth local presence in each of the countries in which it operates. IC Power’s executive officers have an average of more than 16 years of experience in the industry and are supported by local teams that possess in-depth market knowledge and relationships.

Qoros

Qoros is a China-based automotive company that is owned via our joint venture partnership with a subsidiary of Chery, a large state-owned Chinese automobile manufacturing company that has been producing automobiles since 1999. Qoros seeks to deliver international standards of quality and safety, as well as innovative features, to the large and fast-growing Chinese passenger vehicle market, the largest passenger vehicle market in terms of units sold.

In 2013, 16.1 million passenger vehicles were sold within this market in 2013, representing 29% of the global passenger vehicle market according to China Association of Automobile Manufacturers, or CAAM, and the International Organization of Motor Vehicle Manufacturing, or OICA. China is also the fastest growing passenger vehicle market in the world, in terms of vehicles sold, with a 24% CAGR from 2004 to 2013, based upon information sourced from CAAM and China Passenger Car Association, or CPCA, with respect to vehicles sold (including imports) during the period. Industry analysts expect the growth of China’s passenger vehicle market to continue – for example, China State Information Center, or SIC, indicated in November 2013 that the Chinese passenger vehicle market to experience an annual growth of approximately 10% between 2014 and 2018.

Qoros believes its vehicles offer distinctive features, which Qoros has specifically designed for its targeted consumers, that focus upon the delivery of safety, innovative connectivity, and design features. The Qoros 3 Sedan was the safest car tested by Euro NCAP in 2013 and the second safest car ever tested by Euro NCAP in its 17-year history. Additionally, each Qoros vehicle is equipped with a Multi-Media Hub, or MMH, and most of Qoros’ vehicles are equipped with the “QorosQloud”, an innovative, cloud-based entertainment and services system that delivers a variety of free (e.g., cloud-enhanced navigation, car care, and social sharing) and premium (e.g., real-time traffic and parking information) connectivity features. The Qoros 3 Sedan features competitive performance, particularly with respect to fuel economy, acoustics, aerodynamics, climatic comfort and braking performance. The Qoros 3 Sedan also has a spacious interior, premium vehicle proportions, and one of the largest automobile wheelbase and widths in its class. Furthermore, in 2014, the Qoros 3 Hatch received the Red Dot Award, a prestigious design award, in recognition of its “striking and particularly successful detail solutions” and also received the Telematics Update Award, for the best telematics product or service launch in an emerging market.

As of September 30, 2014, Qoros has sold 4,420 vehicles. To commercialize and facilitate the successful launch of its vehicles and its brand, Qoros has developed, and is continuing to develop, a dealer network targeting those regions and cities that have been identified by Qoros’ extensive research as having high sales potential within the C-segment. Each of Qoros’ dealerships is constructed in accordance with a distinctive Qoros-branded corporate identity, or CI, designed to result in consistent appearance and service standards. Furthermore, the construction and operation of Qoros’ dealerships are financed by Qoros’ dealers themselves, with partial reimbursements received from Qoros, resulting in the financial commitment of dealers to the commercial success of Qoros’ vehicle models. As of September 30, 2014, 52 Qoros dealerships were fully operational and 36 additional Qoros dealerships were under construction.

Qoros has assembled a highly experienced global management team with decades of experience in leading global businesses within the automotive, management consulting and high-tech industries. Additionally, Qoros has developed strong relationships with world class suppliers and engineering service providers. Based upon such relationships and Qoros’ extensive industry research and experience, Qoros believes it has designed an efficient operating model and organizational structure, complemented by a flexible platform and scalable manufacturing footprint. Qoros recently completed the construction of its state-of-the-art manufacturing facility, which has an initial technical production capacity of 150 thousand units per annum, which can be increased to approximately 220 thousand units per annum through the utilization of different shift models (and further increased through additional full shift and working day adjustments), and can be, subject to Qoros’ receipt of government approval, further increased to up to approximately 440 thousand units per annum through a second stage plant expansion together with an optimized work shift model.

Our Operating Strategies

We intend to focus on the growth and development of our primary businesses, IC Power and Qoros. We also intend to actively participate in the growth and development of each of our businesses through the nomination and election of the directors serving on the boards of these businesses and the provision of support and guidance in connection with their continued growth and strategic planning.

Following the continued growth and development of IC Power and Qoros, we intend to provide our shareholders with direct access to these businesses, when we believe it is in the best interests of our shareholders for us to do so based on factors specific to each business, market conditions and other relevant information. Given their industries and respective stages of development, we expect to provide our shareholders with direct access to IC Power and Qoros in the medium- to long-term. We intend to remain a majority or primary controlling shareholder in each of IC Power and Qoros for as long as we own these businesses. In furtherance of our strategy, we intend to support the development of our non-primary businesses, and to act to realize their value for our shareholders by distributing our interests in our non-primary businesses to our shareholders or selling our interests in our non-primary businesses, rationally and expeditiously, and distributing the proceeds derived from such sales in accordance with the principles set forth below.

As we execute our strategy, we will operate under disciplined capital allocation principles designed to ensure the prudent use of our capital. We will refrain from acquiring interests in new companies outside our existing businesses. We do not intend to materially “cross-allocate” proceeds received in connection with distributions from, or sales of our interests in, any of our businesses, among our other businesses, but instead intend to distribute such proceeds to our shareholders or to use such proceeds to repay amounts owing under our credit facility with IC, as discussed in more detail below. In addition, we will not make further investments in ZIM.

Upon the consummation of the spin-off, we will have $35 million in cash on hand, provided to us in the form of an equity contribution from IC, as well as a $200 million credit facility, also provided by IC, each of which we will use to execute our business strategy. We expect that a significant portion of the liquidity and capital resources that we will have upon the consummation of the spin-off will be used to support the development of Qoros and, to a lesser extent, Primus.

We do not intend to raise equity financing at the Kenon level, and Millenium, which will own approximately 46.9% of our outstanding ordinary shares upon the consummation of the spin-off, has indicated that, although it is not under a contractual obligation to do so, it (or its successors) intends to be a long-term holder of our ordinary shares.

Continue to grow and operate IC Power

IC Power will continue to develop and acquire projects that it expects to generate attractive, risk-adjusted returns in current and new geographies. It will leverage its core competencies of project identification, evaluation and construction to develop and acquire high-return power generation assets. For example, IC Power expects to increase its capacity by an additional 1,110 MW as a result of ongoing development projects in Peru expected to come on line by the second half of 2016.

IC Power will invest its operating cash flows and access project or other debt or equity financing to continue its growth. It will also actively review its portfolio of assets to optimize its performance, including through selective divestitures from time to time in favor of more attractive projects. While IC Power does not currently pay regular dividends, it will continue to review its dividend policy over time. As part of our business development strategy, we will seek to provide investors with direct access to IC Power when we believe it is in the best interests of IC Power’s development and our shareholders to do so. For example, as an interim step, we may pursue an IPO or listing of IC Power’s equity. Should we pursue such IPO or listing, we believe it could occur in the medium-term, subject to business and market conditions and other relevant factors.

Continue to develop Qoros into a leading carmaker serving highly attractive markets

Qoros will continue to pursue its commercial growth strategy by rapidly expanding its sales and marketing infrastructure, including by developing its brand, growing its dealer network over the next few years. Qoros will also continue to develop a synergistic family of vehicle models based upon its existing vehicle platform and production facilities. In order to support its expected sales growth, Qoros’ facility has the flexibility to increase production capacity from 150 thousand cars to approximately 220 thousand units per annum through the utilization of different shift models and without additional investments (and further increased through additional full shift and working day adjustments), and Qoros can, subject to Qoros’ receipt of government approval, further increase its facility’s capacity to approximately 440 thousand units per annum through a second stage plant expansion together with an optimized work shift model. Qoros intends to target the large and growing car market in China initially and intends to expand to other attractive markets over time.

We intend to fund existing equity commitments from cash on hand to support Qoros’ growth and development. For example, we expect to supplement shareholder loans in the amount of RMB350 million (approximately $56 million) recently provided by IC and Chery to Qoros, with an RMB400 million (approximately $64 million) shareholder loan in connection with a plan to release most of IC’s back-to-back guarantee in respect of certain of Qoros’ indebtedness. Qoros requires such support, along with a similar RMB400 million (approximately $64 million) loan from Chery, to conduct its operations in the near-term. We may provide additional equity capital or loans to Qoros to assist it in its development. Qoros also intends to raise additional third party debt financing to fund its growth strategy.

Act to maximize the values of our non-primary interests, monetize or distribute them rationally and expeditiously, and return this capital to our shareholders or repay amounts owing to IC

We intend to assist with the growth and development of our non-primary businesses, and to sell or distribute our interests in these businesses rationally and expeditiously, in order to focus on the growth and development of our primary businesses. For example, ZIM intends to seek a public listing in the foreseeable future, which we believe would facilitate an orderly disposition of these shares and, in the case of Tower, we intend to distribute or monetize our stake over time, consistent with its growth and development.

Follow disciplined capital allocation principles

As we promote the growth and development of our primary businesses, we intend to operate under the following disciplined capital allocation principles:

•	we will refrain from acquiring interests in new companies outside our existing businesses and from making further investments in ZIM;

•	we do not intend to raise equity financing at the Kenon level;

•	we do not intend to materially “cross-allocate” proceeds received in connection with distributions from, or sales of our interests in, any of our businesses, among our other businesses; and

•	we intend to distribute proceeds derived from sales of or distributions from our businesses to our shareholders or to use such proceeds to repay amounts owing under our credit facility with IC.

The disciplined capital allocation principles set forth above are designed to promote the growth and development of our primary businesses, maximize value for our shareholders and ensure the prudent use of our capital. However, we will be required to make determinations over time that will be based on the facts and circumstances prevailing at such time, as well as continually evolving market conditions and outlooks, none of which are predictable at this time. As a result, we will be required to exercise significant judgment while seeking to adhere to these capital allocation principles in order to maximize value for our shareholders and further the development of our businesses.

We expect that a significant portion of the liquidity and capital resources that we will have upon the consummation of the spin-off will be used to support Qoros’ development. We also expect that, based upon Qoros’ current plans, forecasts and budgets, this support, coupled with Chery’s support and Qoros’ existing debt facilities, will enable Qoros to continue to develop its operations. As Qoros is an early stage company, however, it may require additional funding to support its development. Should we decide that providing Qoros with additional funding is in the best interests of our shareholders, we will first seek to approve Qoros’ incurrence of additional third-party debt that is non-recourse to Kenon or the issuance of equity in Qoros to third-party investors. However, to the extent that such third-party funding is not available, we may, if we deem it in the best interests of our shareholders for us to do so, source such funding from other sources, which could include cross-allocating proceeds received in connection with dispositions of or distributions from our other businesses.

For further information on the risks related to the significant capital requirements of Qoros, see “Item 3D. Risk Factors – Risks Related to Our Diversified Strategy and Operations – Some of our businesses have significant capital requirements. If these businesses are unable to obtain sufficient financing from third party financing sources, they may not be able to operate, and we may deem it necessary to provide such capital, provide a guaranty or indemnity in connection with any financings, and/or provide collateral in connection with any financings, including via the cross-collateralization of assets across businesses all of which may materially impact our operations.”

Our Businesses

Set forth below is a description of our businesses.

IC Power

IC Power, which accounted for 26% and 18% of our revenues and 78% and 93% of our percentage of combined EBITDA in the six months ended June 30, 2014 and the year ended December 31, 2013, respectively, and 54% and 51% of our assets as of June 30, 2014 and December 31, 2013, respectively, is a holding company of international power generation businesses that develops medium-to-large-scale, power facilities in rapidly growing markets. IC Power has operations in Peru, Israel, the Dominican Republic, Bolivia, El Salvador, Chile, Jamaica, Nicaragua and Colombia, and investments in Peru and Panama, consisting of power generation plants that utilize a range of fuel sources, including natural gas, hydroelectric, heavy fuel oil, diesel and wind. Collectively, IC Power’s operations had a proportionate capacity of approximately 1,984 MWs as of December 31, 2013 (including Edegel’s proportionate capacity). As a result of IC Power’s acquisition of various assets during the course of 2014, as of June 30, 2014 (excluding Edegel’s proportionate capacity), IC Power’s operations had a proportionate capacity of approximately 2,796 MWs, assuming the completion of its construction projects, which includes its CDA and Samay I projects in Peru and CEPP in the Dominican Republic. IC Power operates through equity interests in various operating companies (the percentage of holdings stated alongside each operating company are, in some cases, indirect holdings) as set forth in the following graphic:

*	Includes a pipeline capacity of 1,110 MW under construction in Peru and 37 MW in the Dominican Republic.

Note: This chart excludes intermediate holding companies and immaterial operating companies.

The following table sets forth summary operational information regarding each of IC Power’s operating companies, including its operating associates as of June 30, 20141:

Entity	Country	Percentage of Ownership (Rounded)	Energy Used to Operate Power Station	Capacity (MW)[2]	Proportionate capacity (MW)[3]	Month Commenced Commercial Operation (for greenfield) / Month Initially Acquired (for acquired companies)	Ranking by Capacity, in Country of Operation
Operating Companies
Kallpa	Peru	75%	Natural gas	870	652	July 2007	4
OPC	Israel	80%	Natural gas and Diesel	440	352	July 2013	2
COBEE	Bolivia	100%	Hydroelectric and natural gas	228	228	June 2007	3
Central Cardones	Chile	87%	Diesel	153	133	December 2011	14
Nejapa	El Salvador	71%	Heavy fuel oil	140	100	June 2007	4
CEPP	Dominican Republic	97%	Heavy fuel oil	67	65	June 2007	11
JPPC[4]	Jamaica	100%	Heavy fuel oil	60	60	June 2007	7
Colmito	Chile	100%	Diesel	58	58	October 2013	28

Investments
Edegel5 6	Peru	21%	Hydroelectric and natural gas	1,540	325	June 2007	2
Pedregal	Panama	21%	Heavy fuel oil	54	11	June 2007	10

Total operating capacity				3,610	1,984
Total operating capacity, excluding Edegel				2,070	1,658

Newly Acquired Companies
Corinto	Nicaragua	65%	Heavy fuel oil	71	46	March 2014	4
Tipitapa Power	Nicaragua	65%	Heavy fuel oil	51	33	March 2014	6
Amayo I	Nicaragua	61%	Wind	40	25	March 2014	10
Amayo II	Nicaragua	61%	Wind	23	14	March 2014	13
Surpetroil	Colombia	60%	Natural gas	15	9	March 2014	—
Kallpa – Las Flores	Peru	75%	Natural gas	193	144	April 2014	—

Total acquired capacity				393	271
Total capacity including acquired capacity				4,003	2,255
Total capacity, excluding Edegel (including acquired capacity)				2,463	1,929

Project Pipeline
CDA	Peru	75%	Hydroelectric	510	382	—	—
Samay I7	Peru	75%	Diesel and natural gas	600	449	—	—
CEPP	Dominican Republic	97%	Fuel oil	37	36	—	—

Total pipeline capacity				1,147	867
Total capacity (including pipeline capacity)				5,150	3,122
Total capacity, excluding Edegel (including pipeline capacity)				3,610	2,796

1.     Does not reflect (i) Puerto Quetzal Power, which has a capacity of 234 MW, and which IC Power entered into an agreement to acquire in August 2014 or (ii) Kanan, which is expected to install and operate (by July 2015) thermal generation units with a total capacity of 92 MW in connection with its recently awarded bid in Panama. For further information on these acquisitions, see “– Recent Developments – IC Power – Acquisitions.”

2.     Total capacity includes 100% of the capacity of all of IC Power’s operating companies and investments, regardless of the percentage owned.

3.     Proportionate capacity includes the capacity of all of IC Power’s operating companies and investments based upon the percentage ownership of IC Power in each operating company and investment.

4.     IC Power acquired the remaining 84% stake in JPPC in May 2014.

5.     Does not include the gas turbine N°7 unit of 117 MW, which has been out of service since October 2013.

6.     In September 2014, IC Power completed the sale of its interest in Edegel.

7.     On December 31, 2013, IC Power owned 100% of Samay I; IC Power’s ownership interest decreased to 75% in March 2014. Energía del Pacifico executed its option for additional CDA shares and is in process of registering its shareholding.

The following table sets forth summary financial information for the fiscal year ending December 31, 2013, with respect to IC Power’s operating companies, including its operating associates, that were held by IC Power and operational during this entire period:

					Year Ended December 31, 2013
Entity[1]	Ownership Interest (%)	Revenues	Proportionate EBITDA[2]	Net income	Distributions Received	Assets	Outstanding debt	Proportionate net debt[3]	Energy generated (GWh)	Availability factor (%)	Average heat rate[4]
(in millions of USD, unless otherwise stated)
Operating Companies
Kallpa	75	$394	105	$42	$67	$612	$365	$263	5,265	71	7,366
COBEE	100	40	18	8	8	145	50	31	1,103	96	12,028
Central Cardones	87	11	6	2	—	118	51	42	—	98	—
Nejapa	71	135	10	5	—	66	—	(12)	458	96	9,564
CEPP	97	92	20	12	—	77	38	27	379	87	9,665

Total operating companies		672	159	69	75	1,018	504	351

Investments
Edegel[5]	21	$530	—	$169	$26	943	$283	$47	8,700	90	7,590
Pedregal	21	82	—	8	5	57	19	1	420	92	8,800
JPPC[6]	16	82	—	(1)	1	103	12	1	60	88	8,164

Total investments		695	—	176	32	1,103	314	49	—	—	—

Total investments, excluding Edegel		164	—	7	6	160	31	2	—	—	—

1.	Does not reflect the summary financial information of (i) Inkia, IC Power’s primary holding company, and other holdings and (ii) Cenergica, a wholly-owned subsidiary that maintains a fuel depot and marine terminal in El Salvador.
2.	“Proportionate EBITDA” is defined as EBITDA less proportionate share in EBITDA attributable to minority interests held by third parties in IC Power’s consolidated subsidiaries plus proportionate share in EBITDA from associates in which IC Power owns a minority interest.

EBITDA and Proportionate EBITDA are not recognized under IFRS or any other generally accepted accounting principles as measures of financial performance and should not be considered as substitutes for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. EBITDA and Proportionate EBITDA are not intended to represent funds available for dividends or other discretionary uses because those funds are required for debt service, capital expenditures, working capital and other commitments and contingencies. EBITDA and Proportionate EBITDA present limitations that impair their use as a measure of profitability since they do not take into consideration certain costs and expenses that result from our business that could have a significant effect on our net income, such as financial expenses, taxes, depreciation, capital expenses and other related charges. The following table sets forth a reconciliation of each of our operating companies’ net income to its EBITDA and Proportionate EBITDA for the periods presented:

	Kallpa	COBEE	Cardones	Nejapa	CEPP
Reconciliation
Income (loss) for the year	42	8	2	5	12
Depreciation and amortization	40	4	4	6	3
Finance expenses, net	33	3	1	—	1
Income tax expense	26	3	—	2	5
Share in income from associates	—	—	—	—	—
EBITDA	141	18	7	13	21
	—	—	—	—	—
Minus recognized negative goodwill	—	—	—	—	—
Minus capital gains	—	—	—	—	—
Minus share in EBITDA attributable to minority interests held by third parties in IC Power subsidiaries	(36)	—	(1)	(3)	(1)
Plus proportionare share in EBITDA from associated companies in which IC Power owns a minority interest	—	—	—	—	—
Proportional EBITDA	105	18	6	10	20

3.	Proportionate net debt is defined as a percentage of IC Power’s ownership in its consolidated subsidiaries multiplied by (consolidated financial debt minus cash and cash equivalents). Net debt is defined as total debt attributable to each of IC Power’s operating companies, minus cash of such companies. Net debt is not a measure of liabilities in accordance with IFRS. The table below sets forth a reconciliation of net debt to total debt for each of IC Power’s operating companies.

	Kallpa	COBEE	Central Cardones	Nejapa	CEPP	Edegel	Pedregal	JPPC
	(in millions of USD, unless otherwise indicated)
Total debt	$365	$50	$51	$—	$38	$283	$19	$12
Cash	14	19	3	17	10	61	14	5
Net debt	$351	$31	$48	$(17)	$28	$222	$5	$7
Ownership Percentage	75%	100%	87%	71%	97%	21%	21%	16%
Proportionate Net Debt	$263	$31	$42	$(12)	$27	$47	$1	$1

4.	Heat rate is defined as the number of BTUs of energy contained in the fuel required to produce a kilowatt-hour of energy (btu/kWh) for thermal plants.
5.	Amounts for Edegel are based upon its financial position and results of operations denominated in Peruvian Nuevo Sol, or PEN, and have been translated into US dollars at an exchange rate of 2.795:1 PEN/USD, the exchange rate in effect on December 31, 2013, for balance sheet amounts and an exchange rate of 2.701:1 PEN/USD, the average exchange rate for 2013, for income statement amounts.
6.	IC Power acquired the remaining 84% stake in JPPC in May 2014. As of December 31, 2013, IC Power had a 16% equity interest in JPPC and accounted for JPPC as an investment.

In September 2014, IC Power completed the sale of its 21% indirect equity interest in Edegel, which accounted for 14% of IC Power’s proportionate capacity as of June 30, 2014, for $413 million. The sale of Edegel has provided IC Power with cash for use in its continuing capital investment/expansion programs and operations and/or to repay a portion of Inkia’s outstanding bonds.

IC Power’s Strengths

Historical growth through successful greenfield developments and acquisitions – Since its acquisition of Inkia in 2007, IC Power has invested approximately $2 billion, including project financing and investments by minority shareholders, in the acquisition, development and expansion of its generation assets and has completed 12 development projects and acquisitions. IC Power leverages its core competencies – project identification, evaluation, acquisition or construction, and operation – to develop medium-to-large-scale, power generation facilities in attractive markets with relatively high gross domestic product growth rates and relatively low levels of per capita energy consumption. In 2012, IC Power completed its third expansion of Kallpa’s generation plant, the largest power plant in Peru in terms of capacity, adding 293 MW of capacity and converting Kallpa’s facility into a closed-combined cycle. In 2013, IC Power completed its construction of OPC, a 440 MW combined cycle power plant, the first large-scale power generation plant in Israel. In developing these and other power generation facilities, IC Power has entered into turnkey engineering, procurement and construction, or EPC, agreements, thereby limiting its exposure to construction overruns.

IC Power’s successful completion of greenfield development and acquisition projects is reflected in average annual growth in its Proportionate EBITDA of approximately 32% between 2008 and 2013. Proportionate EBITDA is a non-IFRS measure. For a reconciliation of Proportionate EBITDA to net income, see “Item 3A. Selected Financial Data.”

Attractive pipeline of greenfield development projects under construction – IC Power is currently developing two new facilities in Peru that are under construction: CDA – a 510 MW run-of-the-river hydroelectric project, and Samay I – a 600 MW open cycle diesel and natural gas (dual-fired) thermoelectric project. The completion of CDA and Samay I will contribute to IC Power’s proportionate capacity, increasing IC Power’s proportionate capacity by approximately 834 MWs. As a result of IC Power’s recent sale of its indirect equity interest in Edegel, and its acquisition of various assets during the course of 2014, as of June 30, 2014, IC Power’s operations are expected to have a proportionate capacity of approximately 2,796 MWs upon the completion of its construction projects, which includes its CDA and Samay I projects in Peru and CEPP in the Dominican Republic.

CDA, which is 75% owned by IC Power, is a project to construct a run-of-the-river hydroelectric plant in central Peru. The plant will have an installed capacity of 510 MW, making CDA the largest private hydroelectric power plant ever constructed in Peru. Commercial operation of CDA’s hydroelectric plant is expected to commence in the second half of 2016.

Samay I, which is also 75% owned by IC Power, is a project to construct an open cycle diesel and natural gas (dual-fired) thermoelectric plant in southern Peru, with an installed capacity of approximately 600 MW and at an estimated cost of $380 million. Samay I is expected to have three operational stages, illustrating IC Power’s strategy to develop assets that can be expanded through further investment: (i) operation as a cold reserve plant operating with diesel until natural gas becomes available in the area; (ii) operation as a natural gas-fired power plant once a new natural gas pipeline is built and natural gas becomes available to the facility and (iii) conversion of this facility to combined cycle operations. Commercial operation of Samay I is expected to commence in mid-2016.

In addition to CDA and Samay I, IC Power also has a number of other, earlier stage greenfield opportunities, that it is actively pursuing in order to support long term growth of the business.

Attractive footprint in high growth markets – IC Power’s operations are currently focused in Latin American and Caribbean markets – primarily Peru – each of which are characterized by relatively high rates of growth of gross domestic product and relatively low base levels of per capita energy consumption (in comparison to those of developed markets). In July 2013, IC Power also commenced commercial operation in Israel, operating the first large-scale private power generator in the country. IC Power expects growth in such markets, particularly Peru, and believes that such growth will drive increases in per capita energy consumption and will therefore offer IC Power the opportunity to generate attractive, risk-adjusted returns through additional investments in electricity generation assets.

IC Power is a leader in its core market, Peru, which represented 33% and 39% of IC Power’s Proportionate EBITDA, and 796 MW, or 41% and 48%, respectively, of IC Power’s proportionate capacity for the six months ended June 30, 2014 and the year ended December 31, 2013, including an adjustment for Las Flores, which IC Power acquired on April 1, 2014, and excluding contributions relating to Edegel, which IC Power has recently sold. Peru is one of the fastest growing economies in Latin America, with a 5-year average GDP growth of approximately 6% through 2013, according to Peru’s National Institute of Statistics and Information. IC Power’s largest asset, Kallpa, operates the largest power plant in Peru in terms of capacity. IC Power’s current pipeline will provide an additional 1,110 MW of capacity to meet the anticipated increase in Peruvian demand for power, that is expected to result, in part, from substantial investments in Peru’s energy-intensive mining industry.

Long-term power agreements that limit exposure to market fluctuations – IC Power’s operating companies typically enter into long-term power purchase agreements, limiting their exposure to fluctuations in energy spot market rates and generating strong and predictable cash flows, although IC Power operates in challenging jurisdictions that subject it to numerous regulatory or counterparty risks. In 2013, IC Power sold 89% of its aggregate capacity and energy sales, pursuant to long-term PPAs. A significant portion of IC Power’s PPAs are (i) indexed to the corresponding power plant’s operating fuel and/or (ii) provide for payment in U.S. Dollars, or are linked to the U.S. Dollar, thereby providing IC Power with hedges against fuel price and exchange rate fluctuations. IC Power’s long-term customers include governments, quasi-government entities, large local distribution companies, and non-regulated customers or users, including subsidiaries of large multi-national corporations, which IC Power believes have strong credit profiles, which mitigates the risk of customer default.

Optimized processes during operational excellence – IC Power seeks to optimize its power generation process through its use of leading technologies (e.g., Siemens, General Electric, Mitsubishi and Andritz turbines), thereby enabling its power generation assets to perform at efficient and high reliability levels. IC Power believes that its strong operating performance has helped it to maintain strong availability rates, as indicated by IC Power’s generation plants’ weighted average availability rates of 95% and 93% in 2013 and 2012, respectively. IC Power’s operating performance is driven by its experienced staff, long-term service agreements with OEMs, and the disciplined maintenance of its generation assets.

IC Power also seeks to optimize its revenue streams by monitoring, and adjusting as appropriate, the capacity it sells to consumers through the spot market, so as to maintain stability and minimize volatility in margins. In 2013, 11% of IC Power’s sales were on the spot market. IC Power’s management actively assesses the mechanisms by which it sells its capacity (i.e. PPA versus spot market sales) in light of fluctuating industry dynamics, seeking to achieve the optimum balance between the stability of earnings it achieves through long-term PPAs and the maximization of profit.

Experienced management team with strong local presence – IC Power’s management team has extensive experience in the power generation business. IC Power’s executive officers have an average of more than 16 years of experience in the power generation industry, and IC Power’s core management team have been working together in large generation companies since 1996. IC Power believes that this overall level of experience contributes to its ability to effectively manage its existing operating companies, identify, evaluate and integrate high quality growth opportunities within and outside Latin America.

IC Power’s local teams provide in-depth market knowledge and power industry experience. The management teams of IC Power’s operating companies consist primarily of local executives that have significant experience working in the local energy industry with local government regulators. IC Power believes the market-specific experience of its local management provides it with visibility into the local regulatory, political and business environment in each of the countries in which it operates.

IC Power’s management is compensated in part on the basis of the financial performance of the business, which incentivizes management to continue to improve operating results.

IC Power’s Strategies

Successfully develop and acquire generation assets in key markets – IC Power has developed core competencies in identifying, evaluating, constructing and operating greenfield development projects and acquisitions throughout Latin America, the Caribbean and Israel. IC Power seeks to develop generation assets in relatively stable, growing, economies with relatively low levels of per capita energy consumption. IC Power seeks to develop assets that can be expanded through further investment, providing IC Power with the ability to further expand an asset in connection with market trends and industry developments. For example, IC Power’s Las Flores asset, which commenced commercial operation in May 2010, has the necessary permits for a future 190 MW gas-fired expansion and has sufficient space to locate such a facility, as well as a combined cycle expansion, on its existing premises.

IC Power also seeks to enter into, and/or expand its presence in, key emerging markets, such as Chile and Colombia, by acquiring controlling interests in operating assets to anchor its geographical expansion. For example, IC Power recently acquired generation assets in Colombia and Nicaragua through its (i) acquisition of a 60% equity interest in Surpetroil, a Colombian company that utilizes stranded natural gas reserves and (ii) acquisition of AEI Nicaragua, which provides IC Power with controlling interests in two fuel oil and two wind energy Nicaraguan generation companies. Consistent with its strategy of acquiring controlling interests as a means of geographical expansion, in May 2014, IC Power increased its equity ownership in JPPC by acquiring a controlling interest, which operates two diesel generation units operating on heavy fuel oil and a combined-cycle steam turbine plant in Jamaica, from 16% to 100%.

Continue to finance greenfield development projects with the support of long-term PPAs – IC Power’s strategy of generating strong and predictable cash flows from long-term PPAs has enabled it to successfully secure bank and bond financing from a diverse international lender base for its development and construction projects. Where possible, and depending upon the operating fuel of the plant, IC Power seeks to enter into long-term capacity PPAs prior to committing to a project so as to accurately assess expected cash flows and margins of a particular development project in advance of committing to such project and facilitate project financing for such projects. For example, although CDA has yet to commence commercial operation, CDA has sourced and entered into long-term PPAs for a significant portion of its expected capacity and has contracted the vast majority of the estimated firm energy it expects to generate between 2018 and 2027. The cash flows associated with such PPAs have provided CDA with an attractive credit profile and assets for collateralization that have been used to finance its development. Similarly, the Peruvian government has guaranteed capacity revenue for 100% of Samay I’s expected capacity for a 20-year period at rates above regulated capacity rates, which is expected to benefit Samay I as it seeks to obtain project financing.

Optimize portfolio to maximize shareholder value – IC Power regularly assesses its portfolio of operating companies and investments, seeking to concentrate its resources on expansion and acquisition opportunities that conform to its development strategies, i.e., projects that diversify its generation base, offer attractive, risk-adjusted return profiles, and in which IC Power can maintain a controlling interest. IC Power actively manages its portfolio in light of its debt repayment obligations, specific risk management and exposure concerns, changing industry dynamics in a particular country or region, and flexibility with respect to the funding of new projects. By selling its equity interests in certain of its assets, when and if appropriate, IC Power may also monetize a portion of the value created by its operating companies and investment. For example, IC Power has recently consummated the sale of its 21% indirect equity interest in Edegel, a large, relatively mature, Peruvian generation company. The sale of Edegel has provided IC Power with cash for use in its continuing capital investment/expansion programs and operations and/or to repay a portion of Inkia’s outstanding bonds.

IC Power’s Industry Overview

IC Power’s operations are focused in Latin American and Caribbean markets – primarily Peru – that are characterized by relatively high rates of growth of GDP and relatively low base levels of per capita energy consumption (in comparison to those of developed markets). In July 2013, IC Power also commenced commercial operation in Israel, operating the first large-scale private power producers in the country.

In Latin America and the Caribbean, the power utility market generally allows for the sale and delivery of power from power generators (private or government owned) to distribution companies (private or government owned) and to industrial consumers. In these particular countries, there is typically structural segregation between the companies involved in power generation and the companies involved in power transmission and distribution. In most of these countries, the government operates the power grid, and transmission services are provided on an open access basis, i.e. the transmission company must transmit power through the grid, and in exchange, the transmission company charges a transmission rate set by the supervisory authority or based on a competitive process. In the markets where private- and government-owned entities compete in the power generation sector, transmission and distribution services are conducted subject to exclusive franchises, effectively regulating the transmission and distribution operations. Although permits are required in each of the countries in which IC Power operates, the markets in these countries generally have no material regulatory barriers to entry. The financial resources required to enter these markets and the significant costs associated with the construction of power facilities, however, pose barriers to entry.

The following table sets forth summary country information for the countries in which IC Power operates, as of December 31, 2013:

Market	2013 GDP[1]	GDP Compounded Annual Growth (2010 – 2013)[2]	Credit Rating[3]	Capacity (MW)		Reserve Margin[4]	GWh Consumption		GWh Consumption Compounded Annual Growth (2010 – 2013)
Peru	207	6.1%	Baa2	7,822		38%	39,669		7.0%
Israel	292	3.8%	A1	14,607	[5]	1%	54,838	[5]	1.8%
Dominican Republic	61	4.2%	B1	3,622		27%	13,850		4.9%
Bolivia	30	5.7%	Ba3	1,480		23%	7,013		6.4%
El Salvador	25	1.9%	Ba3	1,483		32%	6,028		2.3%
Chile	277	5.1%	Aa3	18,900		197%	68,514		5.3%
Jamaica	14	0.5%	Caa3	933		10%	4,142		0.0%
Nicaragua	11	4.9%	B3	1,290		49%	2,950		6.0%
Colombia	382	5.0%	Baa3	14,559		38%	62,196		3.5%
Panama	40	9.9%	Baa2	2,190		21%	8,583		6.6%

1.	Expressed in billions of USD at constant prices. Source: International Monetary Fund
2.	CAGR 2010-2013. Source: International Monetary Fund
3.	Government Bond Ratings, local currency. Source: Moody’s
4.	A measure of available capacity over and above the capacity needed to meet normal peak demands.
5.	Source: IEC financial statements for 2013 and OPC internal data. Represents sales of IEC and OPC only, and excludes other small IPPs and cogeneration facilities.

The following discussion sets forth a brief description of the key electricity markets in which IC Power operates.

Peru

The power utility market in Peru is the primary market of operation for IC Power and, driven by the growth in GDP, Peruvian energy consumption has grown in recent years. Peru’s natural resources and increasing global prices for commodities have led to increased energy-intensive mining activity, which has supported the increase in Peru’s energy consumption. An increase in domestic demand has also led to an increase in investments in value-added manufacturing processes to create products to serve the domestic market and for export.

According to the Peruvian National Institute of Statistics and Information (Instituto Nacional de Estadistica e Informatica), Peru had a population of approximately 30.5 million as of December 31, 2013. According to the Peruvian Central Reserve Bank (Banco Central de Reserva del Peru), Peruvian GDP grew by 5.0% and 6.3% in 2013 and 2012, respectively. In Peru, power is generally generated by companies which operate hydroelectric and natural gas based power stations. Hydroelectric plants and thermal plants accounted for 39% and 58% of Peruvian capacity, respectively, as of December 31, 2013, according to COES. In addition, a small percentage of Peru’s capacity was provided by renewable energy plants (e.g., solar, biomass, and run-to-the-river hydro plants). As of December 31, 2013, hydroelectric plants in Peru had a capacity of 3,057 MW and thermal plants in Peru had a capacity of 4,525 MW, according to COES.

Since 1992, the Peruvian market has been operating based upon a “marginal generation cost” system. A government agency determines which generation facilities will be in operation at any given time with a view to maintaining minimum energy costs. Energy units are activated on a real-time basis; units with lower variable generation costs are activated first. The variable cost for the most recent generation unit activated in each time period determines the price of electricity in such time period for those generation companies that sell or buy power on the spot market.

Peruvian generation companies sell their capacity and energy under PPAs or in the spot market. The principal consumers under PPAs are distribution companies and other unregulated consumers. Under regulations governing the Peruvian power sector, customers with capacity demand between 200 kW and 2,500 kW may participate in the unregulated power market and enter into PPAs directly with generation companies. PPAs to sell capacity and energy to distribution companies for resale to regulated customers must be made at fixed prices based on public bids received by the distribution companies from generation companies or at the applicable bus bar tariff set by the OSINERGMIN. Generation companies are authorized to buy and sell capacity and energy in the spot market to cover their needs and the commitments under their PPAs.

The following table sets forth a summary of energy sales in the Peruvian market for the periods presented:

	Energy Sales Under PPAs
Year Ended December 31,	Distribution	Other Unregulated
	(GWh)
2009	15,204	11,958
2010	16,810	12,682
2011	17,888	13,904
2012	18,961	14,661
2013	19,880	15,841

Source: OSINERGMIN

The demand for power and electricity in Peru is served by a variety of generation companies, including Kallpa, Edegel, ElectroPeru, a state-owned generation company whose primary generation facilities are hydroelectric plants, Enersur S.A., a subsidiary of GDF Suez S.A., and Duke Energy Egenor S. en C. por A., a subsidiary of Duke Energy Corp.

The following table sets forth a summary of the principal generation companies in Peru, indicating their capacity by type of generation, as of December 31, 2013:

	Capacity as of December 31, 2013
	Hydro	Open-Cycle Natural Gas	Combined- Cycle Natural Gas	Coal	Heavy Fuel Oil	Dual Fuel	Other	Total
	(MW)
Enersur	137	—	808	140	179	498	—	1,762
Edegel[1]	750	200	485	—	—	105	—	1,540
ElectroPeru	886	—	—	—	16	—	—	902
Kallpa[2]	—	—	870	—	—	—	—	870
Egenor[3]	359	363	—	—	55	—	16	793
Other generation companies	925	475	—	—	144	187	224	1,955

Total	3,057	1,038	2,163	140	394	790	240	7,822

Source: COES.

1.	Includes Edegel and Chinango and does not include the gas turbine N°7 unit, which has been out of service since October 2013.
2.	Represents installed capacity and does not include the capacity of Las Flores, which Kallpa acquired from Eqenor in April 2014.
3.	Includes Egenor and Termoselva. Includes Las Flores.

Israel

According to the Israel Central Bureau of Statistics, Israel had a population of approximately 8.1 million as of December 31, 2013. According to the Bank of Israel, Israeli GDP grew by 3.3% and 3.4% in 2013 and 2012, respectively. Israel’s power generation units utilize fossil fuels almost exclusively. Natural gas plants, coal fuel plants, diesel power plants and renewable fuel plants accounted for approximately 57%, 33%, 7% and 3% of Israel’s installed capacity as of December 31, 2013, respectively, based upon information available from IEC’s financial reports for 2013 and the PUAE. As of December 31, 2013, the installed capacity in Israel was 14,607 MW, of which 8,281 MW is natural gas power facilities in Israel, according to IEC.

Until recently, the state-owned IEC operated as the sole provider of electricity in Israel. However, PUAE incentives have encouraged private investments in the Israeli power generation market and OPC, and other private developers, now operate in the market with significant capacity. Sales of private producers are generally made on the basis of PPAs for the sale of energy to customers, with prices linked to the tariff issued by the PUAE. The PUAE operates a time of use tariff, which provides different energy rates for different seasons (e.g., summer and winter) and different periods of time during the day. For information on the risks related to the PUAE’s tariffs, see “Item 3D. Risk Factors – Risks Related to IC Power – The production and profitability of private power generation companies in Israel may be adversely affected by changes in Israel’s regulatory environment.”

The following table sets forth a summary of energy sales in the Israeli market for the periods presented:

Energy Sales
Year Ended December 31,	Distribution
	(GWh)
2009	48,947
2010	52,037
2011	53,062
2012	57,085
2013	54,838	[1]

Sources: IEC, OPC

Source: IEC financial statements for 2013 and OPC internal data. Represents sales of IEC and OPC only, and excludes other small IPPs and Cogeneration Facilities.

IEC has been classified by the Electricity Market Law as an “essential service provider” and, as such, is subject to basic obligations concerning the proper management of the Israeli power utility market. These obligations include the filing of development plans, management of Israel’s power system, management of Israel’s power transmission and distribution systems, provision of backup and infrastructure services to private power producers and consumers, and the purchase of power from private power producers.

Dominican Republic

According to the Dominican Republic’s National Statistics Office (Oficina Nacional de Estadística), the Dominican Republic had a population of approximately 10.3 million as of December 2013. According to the Dominican Central Bank (Banco Central de la Republica Dominicana), Dominican GDP grew by 4.1% and 3.9% in 2013 and 2012, respectively. Based upon information available from the Coordinating Body (Organismo Coordinador), or OC, as of December 31, 2013, fuel-oil plants accounted for 41% of the Dominican capacity and hydroelectric plants accounted for 16%. The remainder of Dominican capacity is provided by open-cycle and combined-cycle plants fueled by natural gas, and thermal plants fueled by coal. As of December 31, 2013, hydroelectric plants in the Dominican Republic had a capacity of 583 MW, and thermal plants in the Dominican Republic had a capacity of 3,039 MW, according to the OC.

Dominican generation companies sell capacity and energy under PPAs or in the spot market. The following table sets forth a summary of capacity and energy sales in the Dominican market for the periods presented:

	Capacity Sales			Energy Sales
	Under PPAs			Under PPAs
Year Ended December 31,	Distribution	Other Unregulated	Spot Market	Distribution	Other Unregulated	Spot Market
	(MW)			(GWh)
2009	1,369	100	179	9,336	961	910
2010	1,366	115	337	10,165	1,026	926
2011	1,377	111	529	9,877	1,107	2,615
2012	1,429	238	634	11,084	1,792	2,657
2013	1,676	212	569	10,929	2,164	3,114

Source: OC

Bolivia

According to the Bolivian National Institute of Statistics (Instituto Nacional de Estadistica), Bolivia had a population of approximately 11.0 million as of 2013. According to the Bolivian Central Bank (Banco Central de Bolivia), Bolivian GDP grew by 6.5% and 5.2% in 2013 and 2012, respectively. Based upon information available from the CNDC, as of December 31, 2013 thermal plants fueled by natural gas accounted for 64% of Bolivian capacity and hydroelectric plants accounted for 32%. As of December 31, 2013, thermal plants in Bolivia had a capacity of 948 MW and hydroelectric plants in Bolivia had a capacity of 476 MW, according to the CNDC.

Following the nationalization of Empresa Eléctrica Guaracachi S.A., Empresa Eléctrica Valle Hermoso S.A. and Empresa Eléctrica Corani S.A. in May 2010 by the Government of Bolivia, all of the generation companies currently developing power projects in Bolivia are government-owned entities. It is unclear whether the Government of Bolivia will continue nationalizing entities involved in its power utility market and it is unclear whether such nationalization (if any) would be adequately compensated for by the Bolivian Government. For further information on the Bolivian Government’s acts of nationalization, see “Item 3D. Risk Factors – Risks Related to IC Power – The Government of Bolivia has nationalized energy industry assets, and IC Power’s remaining operations in Bolivia may also be nationalized.”

Bolivian generation companies sell capacity and energy under PPAs or in the spot market. The following table sets forth a summary of capacity and energy sales in the Bolivian market for the periods presented:

	Capacity Sales			Energy Sales
	Under PPAs			Under PPAs
Year Ended December 31,	Distribution	Other Unregulated	Spot Market	Distribution	Other Unregulated	Spot Market
	(MW)			(GWh)
2009	—	48	892	—	397	5,000
2010	—	50	959	—	382	5,432
2011	—	47	1,005	—	368	5,934
2012	—	43	1,060	—	369	6,236
2013	—	47	1,119	—	368	6,645

Source: CNDC.

El Salvador

According to the National Institute of Statistics of El Salvador’s Ministry of Economy (Dirección General de Estadísticas y Censos, Ministerio de Economía de El Salvador), El Salvador had a population of approximately 6.3 million in 2013. According to the COPADES (Consultants for Corporate Development), Salvadorian GDP grew by 1.7% and 1.9% in 2013 and 2012, respectively. Hydroelectric plants accounted for 32% of El Salvador’s capacity as of December 31, 2013 and geothermal plants accounted for 14%, based upon information available from the SIGET. The remainder of El Salvador’s capacity is provided by thermal plants powered by heavy fuel oil, diesel and bio-mass. As of December 31, 2013, hydroelectric plants in El Salvador had a capacity of 473 MW, geothermal plants in El Salvador had a capacity of 204 MW, and thermal plants in El Salvador had a capacity of 789 MW.

Prior to August 2011, a market for capacity sales did not exist and consumers of electricity, including unregulated consumers, purchased only energy. However, as a result of regulatory changes, and similar to generation companies operating in the Peruvian market, Salvadorian generation companies sell capacity and energy under PPAs or in the spot market.

The following table sets forth a summary of capacity and energy sales in the Salvadorian market for the periods presented:

	Capacity Sales		Energy Sales
Year Ended December 31,	Under PPAs	Spot Market	Under PPAs	Spot Market
	(GWh)
2009	—	—	1,942	3,558
2010	—	—	1,745	3,892
2011	555	404	2,745	3,011
2012	655	332	3,122	2,761
2013	715	285	3,823	2,177

Source: UT

Chile

According to the Chilean National Institute of Statistics, Chile had a population of approximately 17.6 million in 2013. According to the Central Bank of Chile (Banco Central de Chile), Chilean GDP grew by 4.1% and 5.6% in 2013 and 2012, respectively. Two of Chile’s four power systems represent a significant portion of its 18,900 MW electricity market. The largest of such systems is the Central Interconnected System, or SIC, which has a capacity of 14,147 MW, primarily consisting of hydroelectric, coal-based power stations and open cycle stations using liquid natural gas or diesel, which accounted for 42%, 17%, and 20% of the SIC’s capacity as of December 31, 2013. SIC serves over 90% of the Chilean population. The remaining systems have a capacity of 4,753 MW.

The following table sets forth a summary of capacity and energy sales in the Chilean market for the periods presented:

	Capacity Sales		Energy Sales
Year Ended December 31,	Under PPAs	Spot Market	Under PPAs	Spot Market
	(GWh)
2009	4,299	880	33,392	6,009
2010	4,639	941	35,939	5,123
2011	4,663	1,205	38,364	5,440
2012	4,754	1,438	36,967	9,315
2013	5,351	1,334	41,147	6,630

Source: CDEC – SIC

IC Power’s Description of Operations

IC Power’s operations are focused in Latin American and Caribbean markets – primarily Peru – that are characterized by relatively high rates of GDP growth and relatively low base levels of per capita energy consumption (in comparison to those of developed markets). In July 2013, IC Power also commenced commercial operation in Israel, operating the first large-scale private power plant in the country. Collectively, IC Power’s operations have a proportionate capacity of approximately 1,984 MWs as of December 31, 2013 (including Edegel’s proportionate capacity). As of June 30, 2014, excluding capacity of Edegel which IC Power has recently sold and adjusting for IC Power’s acquisition of various assets during the first half of 2014, IC Power’s operations are expected to have a proportionate capacity of approximately 2,796 MWs upon the completion of its construction projects, which includes its CDA and Samay I projects in Peru and CEPP in the Dominican Republic. IC Power’s portfolio includes power generation plants that operate on a range of fuel sources, including natural gas, hydroelectric, heavy fuel oil, diesel and wind.

IC Power owns, operates and develops power plants to generate and sell electricity to distribution companies and unregulated consumers under long-term PPAs and to the spot market. IC Power’s largest asset is its Kallpa facility, a combined-cycle plant in Peru that includes three gas-fired generation turbines and is the largest power plant in Peru, in terms of capacity. In 2013, 89% of IC Power’s energy and capacity sales were pursuant to long-term PPAs, reducing IC Power’s exposure to fluctuating electricity and fuel prices. During the year ended December 31, 2013, IC Power sold 4,282 GWh of electricity to distribution companies, 4,911 GWh of electricity, representing 48% of volume sold, respectively, to consumers in the unregulated markets and 1,129 GWh of electricity, representing 11% of volume sold, respectively, in the spot markets. IC Power sold 10,322 GWh of electricity during the year ended December 31, 2013. During the year ended December 31, 2013, IC Power’s operations in Peru generated 45% of IC Power’s consolidated revenues and 64% of IC Power’s proportionate EBITDA (in each case, excluding the results of Edegel, which IC Power has recently sold).

The following charts set forth the relative percentage of IC Power’s proportionate capacity by energy source and country, as of December 31, 2013:

1.	Total capacity excluding Edegel and operating assets acquired in 2014 (185 MW in Nicaragua, 15 MW in Colombia and 193 MW in Peru) and including 100% of JPPC.

Peru

Kallpa

Kallpa is 75% owned by IC Power; the remaining 25% is held by Energía del Pacífico S.A., or Energía del Pacífico, a member of the Quimpac group. Kallpa is IC Power’s largest asset and owns and operates the largest power generation facility in Peru, in terms of capacity. Kallpa’s thermoelectric plant has a capacity of 870 MW, representing 11% of the total capacity in Peru. Following the 2012 conversion of this plant’s three natural gas powered open-cycle generation turbines into a combined cycle with a 293 MW steam turbine, the plant primarily utilizes natural gas for its operations. IC Power completed the conversion of Kallpa’s facility in August 2012, at a cost of $337 million. In April 2014, Kallpa completed its $114 million purchase of the 193 MW single turbine natural gas fired plant “Las Flores,” which commenced commercial operations in May 2010 and is located in Chilca, Peru, increasing Kallpa’s capacity from 870 MW to 1,063 MW. Kallpa has two power plant sites. The 870 MW Kallpa site has a long-term contract for the supply of natural gas to it for up to 100% of its installed capacity. The 193 MW Las Flores site has a long-term contract for the supply of natural gas to it for the generation of approximately 100 MW. Additionally, Las Flores has permits for a future 190 MW gas-fired expansion and has sufficient space to locate such a facility, as well as a combined cycle expansion, on its existing premises.

During the years ended December 31, 2013 and 2012, Kallpa generated revenues of $394 million and $276 million, respectively, representing 45% and 48% of IC Power’s consolidated revenues, respectively. During the year ended December 31, 2013, Kallpa generated 5,458 GWh of energy, representing 14% of the Peruvian interconnected system’s energy requirements.

The following table sets forth certain information regarding each of Kallpa’s turbines for each of the periods presented:

		As of December 31, 2013	Years Ended December 31,
			2013		2012
Turbine	Year of Commission	Effective Capacity	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor
		(MW)	(GWh)	(%)	(GWh)	(%)
Kallpa I	2007	186	1,250	96	1,146	96
Kallpa II	2009	194	1,229	96	1,210	88
Kallpa III	2010	197	1,212	94	1,286	92
Kallpa IV1	2012	293	1,767	86	642	97

Total[2]		870	5,458		4,284

1.	Kallpa IV is the steam turbine constructed to convert the Kallpa plant to combined cycle, which commenced operations in August 2012.
2.	Includes capacity of Kallpa I, Kallpa II, Kallpa III and Kallpa IV, but excludes capacity of Las Flores, which IC Power acquired in April 2014.

Kallpa’s turbines are maintained according to a predefined schedule based upon the running hours of each engine and the manufacturer specifications particular to it. Kallpa anticipates the first maintenance of its Kallpa IV turbine to occur in 2017 or 2018. Kallpa’s maintenance schedule is coordinated with, and approved by, the COES. Kallpa is also party to a services contract with Siemens Energy, Inc. and a supply and support contract with Siemens Power Generation, Inc., each of which provides for an 18-year term of service for each of the Kallpa I, II and III turbines, or the equivalent of 100,000 hours of operation, beginning in March 2006, in December 2007, and in July 2008, respectively.

IC Power, through Inkia, has entered into a shareholders agreement, which grants protective minority rights to Kallpa’s minority shareholder. For further information on IC Power’s shareholder agreements, see “– IC Power’s Shareholder Agreements” and for further information on the risks related to IC Power’s shareholder agreements, see “Item 3D. Risk Factors – Risks Related to IC Power – IC Power has granted rights to the minority holders of certain of its subsidiaries.”

CDA

CDA is 75% owned by IC Power; the remaining 25% is held by Energía del Pacífico. In October 2010, Kallpa entered into – and in May 2011, Kallpa transferred to CDA – a concession agreement with the Government of Peru granting Kallpa the right to construct and operate a run-of-the-river hydroelectric project on the Mantaro River in central Peru, or the CDA Project. The plant will have an installed capacity of 510 MW.

Construction of the hydroelectric plant is underway (approximately 40% advanced) and there is no certainty that the facility will be constructed in accordance with current expectations. CDA has not yet commenced commercial operation and has not yet recognized any revenues or operating income from its operations. CDA has entered into two master PPAs – a 10-year, $80 million per full year PPA and a 15-year, $90 million per full year PPA – which will account for a significant portion of its expected capacity. It is expected that CDA will commence commercial operation of the hydroelectric plant, in the second half of 2016.

The CDA Project is estimated to cost approximately $910 million, including a $50 million budget for contingencies. The CDA Project is financed with a $591 million syndicated credit facility, representing 65% of the total estimated cost of the project, with export credit agencies, development banks and private banks, and collateralized by the assets of the project, which we refer to as the CDA Project Finance Facility. The remaining 35% of the CDA Project’s cost has been financed with equity from each of Inkia and Energía del Pacífico, in proportion to their ownership interests in CDA. IC Power has invested $239 million in CDA, representing IC Power’s portion of its equity funding commitment for this project. Energía del Pacifico has invested $80 million in CDA, representing Energía del Pacifico’s portion of its equity funding. In connection with the CDA Project Finance Facility, each of Inkia and Energía del Pacífico entered into an equity contribution and retention agreement with the administrative agent under the CDA Project Finance Facility and agreed, among other things, to provide contingent equity and credit support to cover cost overruns (this support obligation is limited to $44 million in the case of IC Power). As of June 30, 2014, CDA has invested $493 million into the development of the CDA Project and has drawn $260 million under it’s the CDA Project Finance Facility. For further information regarding the terms of the CDA senior secured syndicated credit facility, see “Item 5B. Liquidity and Capital Resources – IC Power’s Liquidity and Capital Resources – IC Power’s Material Indebtedness – CDA Project Finance Facility.”

In November 2011, CDA and Astaldi S.p.A. and GyM S.A., as contractors operating under the consortium name of Consorcio Rio Mantaro S.A., or Rio Mantaro, individually entered into a turnkey engineering, procurement and construction contract for the CDA Project, which we refer to as the CDA EPC Contract, pursuant to which each of Astaldi S.p.A. and GyM S.A. committed, on a joint and several basis, to provide all services necessary for the design, engineering, procurement, construction, testing and commissioning of the CDA project for approximately $700 million, payable on a monthly basis to Rio Mantaro based upon construction completed in the previous calendar month. CDA’s payments to Rio Mantaro are subject to adjustments made in accordance with the CDA EPC Contract.

In April 2014, Rio Mantaro, on behalf of each of Astaldi S.p.A. and GyM S.A., delivered a claim to CDA, requesting a six-month extension for its completion of the CDA project and an approximately $92 million increase in the total contract price of the CDA project. CDA responded to Rio Mantaro’s claim in July 2014, setting forth its belief that, although required by the EPC Contract as a condition to making a claim, each of Astaldi S.p.A. and GyM S.A. has failed to illustrate that (i) the events giving rise to its right to demand an extension in time or an adjustment to the lump sum price were attributable to acts or omissions on the part of

CDA, (ii) other force majeure events have occurred, or (iii) other causes that contractually create the right of such extension of time or adjustment of price have occurred. To date, the parties have resolved the major issues underlying the contractors’ claim and IC Power is continuing to engage CDA’s contractors on the outstanding issues. As a result, IC Power believes that the risk of loss with respect to such claims is remote and that CDA will commence commercial operation in the second half of 2016. Pursuant to the terms of the EPC contract, the parties may commence arbitration proceedings after the completion of a 30-day negotiation process that does not result in an agreement. However, as of yet, the parties have not initiated this negotiation process.

Samay I

Samay I is 75% owned by IC Power; the remaining 25% is held by Energía del Pacífico. On November 29, 2013, Samay I won a public bid auction conducted by the Peruvian Investment Promotion Agency to build an open cycle diesel and natural gas (dual-fired) thermoelectric plant in Mollendo, Arequipa (southern Peru), with an installed capacity of approximately 600 MW at an estimated cost of $380 million, approximately 80% of which is to be financed with a $311 million seven-year syndicated secured loan agreement with Bank of Tokyo, Sumitomo and HSBC and approximately 20% of which has been financed with equity from each of Inkia and Energía del Pacífico. Samay I is expected to have three operational stages: (i) as a cold reserve plant operating with diesel until natural gas becomes available in the area, which is not expected to occur before 2020; (ii) as a natural gas-fired power plant once a new natural gas pipeline is built and natural gas becomes available to the facility; and (iii) as a combined cycle thermoelectric plant. Samay I’s agreement with the Peruvian government is for a 20-year period, with fixed monthly capacity payments and pass-through of all variable costs during the cold reserve phase, representing an aggregate amount of approximately $1 billion over the 20-year term of this agreement. Construction of Samay I’s thermoelectric plant is in its early stages and there is no certainty that the facility will be constructed in accordance with current expectations. In December 2014, Samay I entered into a $311 million 7-year syndicated secured loan agreement with Bank of Tokyo, Sumitomo and HSBC, for the financing of approximately 80% of Samay I’s estimated project expenses. Samay I expects to drawdown the initial disbursement in December 2014. Samay I has not yet commenced commercial operation and has not yet recognized any revenues or operating income from its operations. It is expected that Samay I will commence commercial operation of the thermoelectric plant in mid-2016, in accordance with the terms of its agreement with the Peruvian government. As of June 30, 2014, Samay I has invested $45 million into the development of the facility.

Edegel

Prior to September 2014, Edegel, the largest generator of electricity in Peru, was 21% owned by IC Power (via Inkia’s wholly-owned subsidiary Southern Cone, which had a 39% equity interest in Generandes, an entity that, in turn, has a 54.2% equity interest in the outstanding shares of Edegel). Empresa Nacional de Electricidad S.A., or Endesa Chile, a subsidiary of Enel SpA, one of the world’s largest electricity companies, owned 29.4% of Edegel; the remaining shares were held publicly. Endesa Chile also owned 61% of Generandes. In April 2014, IC Power entered into an agreement to sell 21% indirect equity interest in Edegel to Enersis, a subsidiary of Edegel’s indirect controlling shareholder, for $413 million (which resulted in IC Power’s recognition of approximately $110 million of net profit). In August 2014, INDECOPI approved IC Power’s agreement to sell its indirect equity interest in Edegel to Enersis and, in September 2014, IC Power completed the sale of its interest in Edegel. For information on the risks related to IC Power’s sale of Edegel, see “Item 3D. Risk Factors – Risks Related to IC Power – IC Power could face risks in connection with the disposals of its interests in businesses, including risks in connection with its recent sale of its interest in Edegel.”

Edegel had a capacity of 1,540 MW as of December 31, 2013, representing approximately 20% of the total capacity in Peru. During the year ended December 31, 2013, Edegel generated 8,700 GWh of energy, representing 22% of the Peruvian interconnected system’s energy requirements. During the year ended December 31, 2013, Edegel contributed $26 million in dividends to IC Power, and represented 94% of IC Power’s share in income of associated companies. Edegel’s shares are traded on the Lima Stock Exchange (Bolsa de Valores de Lima) and, in connection therewith, Edegel publishes quarterly and annual financial reports. As IC Power maintained a non-controlling interest in Edegel and accounted for Edegel’s ownership in its share in income of associated companies, the consummation of sale of Edegel will not impact IC Power’s consolidated revenues.

Israel (OPC)

IC Power has an 80% indirect stake in OPC; the remaining 20% is held by Dalkia Israel Ltd. In July 2013, OPC commenced commercial operation of its power station, located in Mishor Rotem industrial zone in the south of Israel, which was constructed for an aggregate cost of approximately $550 million. OPC combined cycle has a capacity of 440 MW, making it one of the largest independent power facilities in Israel, representing approximately 3% of the Israeli installed capacity. During the six months ended December 31, 2013, OPC generated $187 million of consolidated revenue from its operations. During the six months ended December 31, 2013, OPC generated 1,332 GWh of energy, representing approximately 5% of the total energy generation in Israel. The following table sets forth certain information for OPC’s plant for each of the periods presented:

	As of December 31, 2013	Year Ended December 31, 2013
Plant	Capacity	Gross Energy Generated	Availability Factor
	(MW)	(GWh)	(%)
OPC[1]	440	1,332	96%

1.	Commenced commercial operation in July 2013.

Pursuant to the terms of the tender which granted OPC the rights to construct its power plant, in November 2, 2009, OPC entered into a PPA with IEC, the IEC PPA, whereby OPC committed to complete the construction of the power station no later than 52 months after the signing date (i.e., by March 2, 2014). The term of the IEC PPA lasts until twenty years after the start date of commercial operation of the power station (i.e. 20 years from July 2013). The IEC PPA is a “capacity and energy” agreement, committing OPC to provide the entire net available capacity of its power station to IEC and to generate power at such volumes and schedules as required by IEC. However, the terms of the IEC PPA also provide OPC with the option to sell the generated electricity in the power station directly to end users. OPC has selected the latter option and sells its energy and capacity directly to end users. Finally, in conjunction with the IEC PPA, OPC provided IEC with a NIS 100 million guarantee (approximately $25 million); NIS 80 million (approximately $20 million) of which represents IC Power’s share.

In June 2010, OPC entered into agreements with Daewoo International Corporation of Korea for turn-key construction of the power station and with Mitsubishi Heavy Industries of Japan for long-term servicing of the power station after commencement of its commercial operation, for a term of 100 thousand hours of operation, or 12-years based upon the expected operations of the power station.

In March 2014, a subsidiary of IC Power was awarded a tender published by the Israel Land Authority to lease an approximately 592,000 square foot plot adjacent to the OPC site. The site can be utilized to extend OPC’s capacity in Israel.

IC Power, through its subsidiary ICPI, has entered into a shareholders agreement which grants protective minority rights to OPC’s minority shareholder. For further information on IC Power’s shareholder agreements, see “– IC Power’s Shareholder Agreements” and for further information on the risks related to IC Power’s shareholder agreements, see “Item 3D. Risk Factors – Risks Related to IC Power – IC Power has granted rights to the minority holders of certain of its subsidiaries.”

Dominican Republic (CEPP)

CEPP is 97% owned by IC Power; the remaining 3% is held by Basic Energy LTD Bahamas. CEPP owns and operates 12 generation units powered by heavy fuel oil at two plants located in Puerto Plata, Dominican Republic. The CEPP I Plant consists of three Wartsilla V32 diesel generators burning heavy fuel oil on land, and has a capacity of 16 MW. The CEPP II Plant generates power via a barge near the shore, which consists of a barge containing nine Warstilla V32 diesel generators burning heavy fuel oil that is moored at a pier adjacent to the CEPP I Plant and has capacity of 51 MW. In the third quarter of 2013, CEPP purchased a barge with a capacity of approximately 37 MW, consisting of seven engines, five with 5.5 MW of capacity and two with 5 MW of capacity. CEPP has completely refurbished this barge and is considering various locations for its installment. CEPP expects to commence commercial operation of the new barge during 2014. Excluding the capacity expected to be generated by its newly-refurbished barge, CEPP has a capacity of 67 MW, representing approximately 2% of the total capacity in the Dominican Republic. The CEPP I Plant and the CEPP II Plant also have fuel storage tanks on-site with an aggregate storage capacity of 55,000 barrels.

During the years ended December 31, 2013 and 2012, CEPP generated revenues of $92 million and $88 million, respectively, representing 11% and 15% of IC Power’s consolidated revenues, respectively. During the year ended December 31, 2013, CEPP generated 339 GWh of energy, representing 2.4% of the national interconnected electrical system of the Dominican Republic’s energy requirements.

The following table sets forth certain information for each of CEPP’s plants for the periods presented:

		As of December 31, 2013	Years Ended December 31,
			2013		2012
Plant	Year of Commission	Effective Capacity	Gross Energy Generated	Availability Factor	Energy Generated	Availability Factor
		(MW)	(GWh)	(%)	(GWh)	(%)
CEPP I	1990	16	78	86.7	57	77.5
CEPP II	1994	51	261	87.3	280	83.1

Total		67	339		337

CEPP is party to two long-term PPAs with Empresa Distribuidora de Electricidad del Norte S.A. and has experienced significant payment delays with respect to such PPAs. As a result, CEPP’s payment cycle spans three to six months, as compared to the typical payment cycle, as IC Power’s other business which spans 30 to 45 days. Notwithstanding such significant delays, Empresa Distribuidora de Electricidad del Norte S.A. has historically paid its outstanding obligations, in full, including interest accrued on late payments. To finance its operating activities in light of such payment cycle, CEPP utilizes its working capital line of credit with local banks. For further information on CEPP’s counterparty risks, see “Item 3D. Risk Factors – Risks Related to IC Power – IC Power is exposed to certain counterparty risks.” For further information on CEPP’s line of credit with financial institutions in the Dominican Republic, see “Item 5B. Liquidity and Capital Resources – IC Power’s Liquidity and Capital Resources – IC Power’s Material Indebtedness – Short-Term Loans.”

The maintenance on CEPP’s engines is performed according to a predefined schedule based upon the running hours of each engine and according to manufacturer specifications. Most of the maintenance is done onsite by employees of CEPP, and the remainder is outsourced to Wartsila and Turbo USA facilities in the Dominican Republic as well as to other third parties.

Bolivia (COBEE)

COBEE is 100% owned by IC Power. COBEE is the third largest generator of electricity in Bolivia, generating power from 10 run-of-the-river hydroelectric plants in the Zongo river valley, four run-of-the-river hydroelectric plants in the Miguillas river valley, and two open-cycle natural gas powered generation turbines at a plant located in El Alto-Kenko, adjacent to La Paz, Bolivia. COBEE has capacity of 228 MW, representing 15% of the total capacity of Bolivia.

During the years ended December 31, 2013 and 2012, COBEE generated revenues of $40 million and $42 million, respectively, representing 5% and 7% of IC Power’s consolidated revenues, respectively. During the year ended December 31, 2013, COBEE generated 1,160 GWh of energy, representing 17% of the national interconnected electrical system of Bolivia’s energy requirements.

The following table sets forth certain information for each of COBEE’s plants for each of the periods presented:

				As of December 31, 2013	Years Ended December 31,
					2013		2012
Plant	Year of Commission		Elevation	Effective Capacity	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor
			(in meters)	(MW)	(GWh)	(%)	(GWh)	(%)
Zongo Valley plants:
Zongo	1997		4,264	11	8	98	9	98
Tiquimani	1997		3,889	9	11	99	12	99
Botijlaca	1938	[1]	3,492	7	38	97	38	98
Cutichucho	1942	[2]	2,697	23	104	85	125	99
Santa Rosa	2006		2,572	18	82	96	75	92
Sainani[3]	1956		2,210	11	71	98	68	98
Chururaqui	1966	[4]	1,830	25	144	98	134	96
Harca	1969		1,480	26	166	97	151	96
Cahua	1974		1,195	28	171	98	134	86
Huaji	1999		945	30	205	97	189	95

				As of December 31, 2013	Years Ended December 31,
					2013		2012
Plant	Year of Commission		Elevation	Effective Capacity	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor
			(in meters)	(MW)	(GWh)	(%)	(GWh)	(%)

Miguillas Valley plants:
Miguillas	1931		4,140	3	9	99	9	99
Angostura	1936	[5]	3,827	6	20	99	22	98
Choquetanga	1939	[6]	3,283	6	40	99	39	98
Carabuco	1958		2,874	6	45	98	43	98

El Alto-Kenko[7]	1995		4,050	19	45	87	103	96

Total				228	1,160		1,158

1.	This plant was originally commissioned with an installed capacity of 3 MW in 1938. The installed capacity of this plant was increased by 2 MW in 1941 and 4 MW in 1998.
2.	This plant was originally commissioned with an installed capacity of 3 MW in 1942. The installed capacity of this plant was increased by 3 MW in 1943, 3 MW in 1945, 2 MW in 1958 and 15 MW in 1998.
3.	Plant is out of service due to damages sustained as a result of landslides. The plant is not expected to be operational before 2015.
4.	This plant was originally commissioned with an installed capacity of 15 MW in 1966. The installed capacity of this plant was increased by 15 MW in 1967 and 4 MW in 2008.
5.	This plant was originally commissioned with an installed capacity of 3 MW in 1936. The installed capacity of this plant was increased by 2 MW in 1958.
6.	This plant was originally commissioned with an installed capacity of 3 MW in 1939. The installed capacity of this plant was increased by 6 MW in 1944.
7.	Consists of two open-cycle turbines with an aggregate designed capacity of installed capacity of 29 MW that have a capacity of 19 MW as a result of their installed location at 4,050 meters above sea level.

Generally, each of COBEE’s hydroelectric plants undergoes annual maintenance according to a pre-defined schedule. COBEE’s employees perform any necessary maintenance with the support of third party contractors, primarily for civil works-related maintenance. COBEE also contracts with third parties to perform road maintenance work in the Zongo and Miguillas valleys. COBEE purchases its principal spare parts from international suppliers, primarily Alstom Brasil Ltda. (through its Bolivian representative Fomento Mercantil Boliviano S.R.L.), Indar Electric S.L., Andritz Hydro S.A.S. (Switzerland) (through its Bolivian representative Intercom Ltda.), General Electric International Inc., ABB and Siemens – Soluciones Tecnológicas S.A.

Although the Government of Bolivia has nationalized entities in its power utility market, as recently as 2012, IC Power is unaware of any steps the Government of Bolivia may take, or is currently taking, with respect to nationalizations within the Bolivian power utility market, generally, or with respect to COBEE, in particular. For further information on the risks related to the Bolivian government’s recent nationalization of certain generation companies, see “Item 3D. Risk Factors – Risks Related to IC Power – The Government of Bolivia has nationalized energy industry assets, and IC Power’s remaining operations in Bolivia may also be nationalized.”

EL Salvador (Nejapa)

Nejapa is 71% owned by IC Power; the remaining 29% is held by Crystal Power. Nejapa generates power in El Salvador from 27 diesel generators (located in a single facility), that are powered by heavy fuel oil. Nejapa has a capacity of 140 MW, representing approximately 10% of the total capacity of El Salvador. The Nejapa plant houses fuel storage tanks on site with capacity of approximately 47,000 barrels. In addition, Cenergica, a wholly-owned subsidiary of IC Power, maintains a fuel depot and marine terminal and owns three fuel storage tanks with an aggregate capacity of 240,000 barrels in Acajutla, El Salvador.

During the years ended December 31, 2013 and 2012, Nejapa generated revenues of $135 million and $145 million, respectively, representing 15% and 25% of IC Power’s consolidated revenues, respectively. During the year ended December 31, 2013, Nejapa generated 458 GWh of energy, representing 8% of the national interconnected electrical system of El Salvador.

The following table sets forth certain information for Nejapa’s plant for each of the periods presented:

	Year of Commission	As of December 31, 2013	Years Ended December 31,
			2013		2012
Plant		Effective Capacity	Gross Energy Generated	Availability Factor	Gross Energy Generated(1)	Availability Factor
		(MW)	(GWh)	(%)	(GWh)	(%)
Nejapa	1995	140	481	95	585	9

Wartsila, MMS Marine Motor and Paul Klaren are Nejapa’s principal suppliers of spare parts for its generation facility. Such spare parts are generally readily available and can be obtained from the original manufacturer, as well as from other suppliers.

Chile

Central Cardones

Central Cardones is 87% owned by IC Power; the remaining 13% is held by SWC, Central Cardones’ former owner. Central Cardones owns and operates one open cycle diesel Siemens turbine located in the north part of the SIC and is the first Chilean power facility within the IC Power portfolio. Central Cardones has capacity of 153 MW, representing 1.1% of the total capacity of Chile. Central Cardones’ power plant is operated using diesel as a peaking unit, a facility that is used primarily for cold reserve capacity and that generally operates in extraordinary situations. As such, during the year ended December 31, 2013, Central Cardones did not generate energy. Central Cardones receives revenues from its allocation of available system capacity and does not have any customers. During the years ended December 31, 2013 and 2012, Central Cardones generated revenues of $11 million and $14 million, respectively, representing 1% and 2% of IC Power’s consolidated revenues, respectively.

The following table sets forth certain information for Central Cardones’ plant for each of the periods presented:

	Year of Commission	As of December 31, 2013	Years Ended December 31,
			2013		2012
Plant		Effective Capacity	Energy Generated	Availability Factor	Energy Generated(1)	Availability Factor
		(MW)	(GWh)	(%)	(GWh)	(%)
Central Cardones	2009	153	—	100	—	100

Colmito

Colmito is 100% owned by IC Power. Colmito, which IC Power acquired in October 2013, owns and operates a dual fuel open cycle Rolls Royce aeroderivative turbine that commenced operation in August 2008. Colmito’s generation facility is located in central SIC. Colmito has capacity of 58 MW, representing 0.3% of the total capacity of Chile.

During the year ended December 31, 2013, Colmito generated 46 GWh of energy, representing 0.1% of the SIC system’s energy requirements and contributed $533 thousand (during November and December 2013, the months subsequent to IC Power’s purchase of Colmito) to IC Power’s consolidated revenues.

The following table sets forth certain information for Colmito’s plant for each of the periods presented:

	Year of Commission	As of December 31, 2013	Years Ended December 31,
			2013		2012
Plant		Effective Capacity	Energy Generated	Availability Factor	Energy Generated(1)	Availability Factor
		(MW)	(GWh)	(%)	(GWh)	(%)
Colmito	2008	58	46	69	1	98

Jamaica (JPPC)

JPPC is 100% owned by IC Power, as a result of IC Power’s May 2014 purchase of the remaining 84% of JPPC’s outstanding equity interest, which increased IC Power’s equity interest in JPPC from 16% to 100%. JPPC owns and operates two diesel generation units burning heavy fuel oil and a combined-cycle steam turbine at a plant located in Kingston, Jamaica. JPPC has capacity of 60 MW, representing approximately 6% of the total capacity of the Jamaican interconnected system. JPPC’s plant also has fuel storage tanks on site with an aggregate storage capacity of 50,000 barrels.

During the years ended December 31, 2013 and 2012, JPPC generated $82 million and $85 million, respectively, of revenue from its operations. During the year ended December 31, 2013, Jamaica Power generated 432 GWh of energy, representing 10% of the Jamaican interconnected system’s energy requirements.

The following table sets forth certain information for JPPC’s plant for each of the periods presented:

	Year of Commission	As of December 31, 2013	Years Ended December 31,
			2013		2012
Plant		Effective Capacity	Energy Generated	Availability Factor	Gross Energy Generated(1)	Availability Factor
		(MW)	(GWh)	(%)	(GWh)	(%)
JPPC	1998	60	432	88	422	88

Nicaragua

AEI Nicaragua is 100% owned by IC Power as of March 31, 2014. AEI Nicaragua owns and operates four power generation plants located throughout Nicaragua through its indirect (i) 65% equity interest in Corinto, (ii) 65% equity interest in Tipitapa Power, (iii) 61% equity interest in Amayo I, and (iv) 61% equity interest in Amayo II. Corinto and Tipitapa Power, which have a combined capacity of 122 MW, are powered by heavy fuel oil. Amayo I and Amayo II have a combined capacity of 63 MW of wind power energy. Collectively, these four entities represent a capacity of 185 MW, approximately 14% of the total capacity of the Nicaraguan interconnected system.

During the years ended December 31, 2013 and 2012, which were prior to IC Power’s purchase of AEI Nicaragua, AEI Nicaragua generated revenues of $171 million and $182 million, respectively. During the year ended December 31, 2013, AEI Nicaragua generated 1,077 GWh of energy, representing 37% of the Nicaraguan interconnected system’s energy requirements.

The following table sets forth certain information for AEI Nicaragua’s plants for each of the periods presented:

		As of December 31, 2013	Years Ended December 31,
			2013		2012
Entity	Year of Commission	Effective Capacity	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor
		(MW)	(GWh)	(%)	(GWh)	(%)
Corinto	1999	71	516	92	531	93

Tipitapa Power	1999	51	322	97	364	97
Amayo I	2009	40	145	97	158	99
Amayo II	2010	23	94	97	102	98

Total		185	1,077		1,155

Colombia (Surpetroil)

Surpetroil is 60% owned by IC Power; the remaining 40% is owned by Yesid Gasca Duran. Surpetroil is dedicated to power generation utilizing stranded and associated natural gas reserves and operates natural gas plant located in Tesalia, Huila, Colombia. Surpetroil has a generation capacity of 15 MW, representing approximately 0.1% of the total capacity in the Colombian interconnected system.

During the years ended December 31, 2013 and 2012, which were prior to IC Power’s purchase of Surpetroil, Surpetroil generated revenues of $11 million and $12 million, respectively, from its operations. During the year ended December 31, 2013, Surpetroil generated 0.045 GWh of energy, and provided energy to EMGESA, an affiliate of Endesa Chile, via a 4km transmission line to its El Quimbo hydro project. Surpetroil did not contribute to IC Power’s consolidated revenues in 2013, as IC Power had not yet acquired a controlling equity interest in it.

	Year Ended December 31, 2013	Years Ended December 31,
		2013		2012
Plant	Effective Capacity	Gross Energy Generated	Availability Factor	Gross Energy Generated	Availability Factor
	(MW)	(GWh)	(%)	(GWh)	(%)
Surpetroil	15 MW	0.045	99%	0.045	99%

Panama (Pedregal)

Pedregal is 21% owned by IC Power; of the remaining 79%, (i) 55% is held by Conduit Capital Partners, LLC, a private equity investment firm focused on the independent electric power industry in Latin America; (ii) 12% is held by Burmeister & Wain Scandinavian Contractor A/S, an operating company of the Mitsui Group; and (ii) 12% is held by The Industrialization Fund for Developing Countries, a fund focusing on promoting economic activities in developing countries. Pedregal owns and operates three generation units powered by heavy fuel oil at a plant located in Pacora, Panama. Pedregal has a capacity of 54 MW, representing approximately 2% of the total capacity in the Panamanian interconnected system, based on information available from the CND. Pedregal’s plant also has fuel storage tanks on site with an aggregate storage capacity of 50,000 barrels.

During the years ended December 31, 2013 and 2012, Pedregal generated revenues of $82 million and $78 million, respectively, and represented 6% of IC Power’s share in income of associated companies. During the year ended December 31, 2013, Pedregal generated 420 GWh of energy, representing 5% of the Panamanian interconnected system’s energy requirements.

IC Power’s Customers

IC Power’s customers include governments, local distribution companies, and/or non-regulated customers, depending upon the operating company and the particular country of operation. IC Power’s operating companies seek to enter into long-term PPAs with power purchasers. In 2013, more than 89% of IC Power’s capacity and energy sales were pursuant to long-term PPAs, although IC Power operates in challenging jurisdictions that subject it to numerous regulatory or counterparty risks, including risks related to asset nationalizations or delayed payments. Additionally, the majority of IC Power’s capacity has been contracted for sale, according to long-term agreements. In attempting to limit the effects of such counterparty risks, each of IC Power’s operating companies analyzes the creditworthiness and financial strengths of its various counterparties during the PPA negotiations as well as during the life of the agreement. Where the creditworthiness of the power purchaser is deemed to be below standard, various contractual agreements and structures are negotiated (such as letters of credit, liquidity facilities, and government guarantees) to provide the credit support.

Under the terms of most of IC Power’s PPAs, the power purchaser is contractually obligated to purchase energy, and sometimes capacity and/or ancillary services, from the power generator based upon a base price (denominated either in U.S. Dollars or in the local currency) that is adjusted for (i) fluctuations in exchange rates, (ii) the U.S. inflation index, (iii) a local inflation index, (iv) fluctuations in the cost of operating fuel, and/or (v) transmission costs. Many of these PPAs differentiate between peak and off-peak periods. Utilizing PPAs allows IC Power’s operating companies to lock in gross margins and provides IC Power and its operating companies with earnings stability.

The following table sets forth a summary of the significant IC Power PPAs as of December 31, 2013:

				Contracted Capacity
Company	Principal Customer	Commencement	Expiration	Peak/Off-Peak
				(MW)
Operating Companies
Kallpa	Edelnor S.A.A., Luz del Sur S.A.A., Hidrandina S.A., Edecañete S.A.A., Electosureste S.A., Seal S.A.[1]	January 2014	December 2021	350
	Edelnor S.A.A., Luz del Sur S.A.A., Hidrandina S.A., Electosureste S.A., Seal S.A., Electrosur S.A.[2]	January 2014	December 2023	210
	Sociedad Minera Cerro Verde S.A.A.[3]	January 2011	December 2020	140
	Compañía Minera Antapaccay S.A.[4]	November 2011	October 2021	100
OPC	PPA with Israel Electric Corporation[5]	July 2013	June 2032	440
CEPP	Empresa Distribuidora de Electricidad del Norte S.A. Empresa Distribuidora de Electricidad del Sur S.A.	August 2013 August 2013	September 2014[6] September 2014[6]	22 28
COBEE	Minera San Cristobal	December 2008	October 2017	43
Nejapa	Seven distribution companies	August 2013	January 2018	71
	Seven distribution companies	August 2013	July 2017	39
JPPC	Jamaica Public Services Company	January 1998	January 2018	60
AEI Nicaragua	Distribuidora de Electricidad del Norte S.A., Distribuidora de Electricidad del Sur S.A.,	June 1999	December 2018	50
		April 1999	December 2018	51
		March 2009	March 2024	40
		March 2010	March 2025	23

Investments
Edegel	Edelnor S.A.A., Luz del Sur, S.A.A., Electrosur S.A., Electrosureste S.A., Electropuno S.A., Seal S.A.[7]	January 2014	December 2025	559
	Edelnor S.A.A., Luz del Sur, S.A.A., Electrosur S.A., Electrosureste S.A., Electropuno S.A., Seal S.A.[8]	January 2014	December 2023	164
	Minera Chinalco Peru S.A.	January 2011	September 2026	166
Pedregal	Empresa de Distribución Eléctrica Metro-Oeste, S.A., Empresa de Distribución Eléctrica Chiriqui, S.A.	February 2013	December 2016	17.3 / 31.5
	Elektra Noreste, S.A.	February 2013	December 2016	1.7 / 15.8
	Empresa de Distribución Eléctrica Metro-Oeste, S.A., Empresa de Distribución Eléctrica Chiriqui, S.A.	January 2012	December 2014	8.4 / 11.6
	Elektra Noreste, S.A.	January 2012	December 2014	2.9 / 5.3

Project Pipeline
CDA	ElectroPeru	January 2016	December 2030	200
	Luz del Sur S.A.A.[9]	January 2018	December 2027	202
Samay I	Peruvian Investment Promotion Agency[10]	May 2016	April 2035	600

1.	Represents capacity under 14 separate PPAs.
2.	Represents capacity under 12 separate PPAs.
3.	A subsidiary of Freeport McMoRan Copper and Gold, Inc.
4.	A subsidiary of Glencore Xstrata.
5.	The terms of the IEC PPA provide OPC with the option to sell the generated electricity in the power station directly to end users. OPC has selected this option and sells its energy and capacity directly to 20 end users. For more information on the IEC PPA, see “– IC Power’s Regulatory, Environmental and Compliance Matters – Regulation of the Israeli Electricity Sector.”
6.	The PPA has not yet been extended or renewed.
7.	Represents capacity under 30 separate PPAs.
8.	Represents capacity under 24 separate PPAs.
9.	Represents capacity under three separate PPAs.
10.	Capacity backup contract.

IC Power’s Raw Materials and Suppliers

IC Power’s power facilities utilize either natural gas, hydroelectric, heavy fuel oil, diesel, wind, or a combination of the aforementioned energy sources. The price volatility, availability and purchase price of these materials (other than wind and hydroelectricity) depend upon the specific fuel and the market in which the fuel is to be used.

Kallpa, IC Power’s largest asset, is party to several supply agreements, including natural gas supply agreements and transportation services agreements that are material to its operations. While CEPP purchases the heavy fuel oil necessary for its operations in the Dominican spot market, and Nejapa, Corinto and Tipitapa purchase the heavy fuel oil necessary for its operations from several fuel suppliers, each of COBEE, JPPC and Pedregal are party to long-term supply agreements for their energy consumption needs.

Kallpa purchases its natural gas requirements for its generation facilities from the Camisea Consortium, composed of Pluspetrol Peru Corporation S.A., Pluspetrol Camisea S.A., Hunt Oil Company of Peru L.L.C. Sucursal del Peru, SK Corporation Sucursal Peruana, Sonatrach Peru Corporation S.A.C., Tecpetrol del Peru S.A.C. and Repsol Exploración Peru Sucursal del Peru, which we collectively refer to as, the Camisea Consortium, pursuant to a natural gas exclusive supply agreement. Under this agreement, the Camisea Consortium has agreed to supply Kallpa’s natural gas requirements, subject to a daily maximum amount, and Kallpa has agreed to acquire natural gas exclusively from the Camisea Consortium. The Camisea Consortium is obligated to provide a maximum of 4.3 million cubic meters of natural gas per day to Kallpa’s plant and Kallpa is obligated to purchase a minimum of 2.1 million cubic meters of natural gas per day. Should Kallpa fail to consume the contractual minimum volume on any given day, it may make up the consumption volume shortage on any day during the following 18 months. The price that Kallpa pays to the Camisea Consortium for the natural gas supplied is based upon a base price in U.S. dollars set on the date of the agreement, indexed each year based on two producer price indexes: Fuels and Related Products Power Index and Oil Field and Gas Field Machinery Index, with discounts available based on the volume of natural gas consumed. This agreement expires in June 2022.

Kallpa’s natural gas transportation services are rendered by Transportadora de Gas del Peru S.A., or TGP, pursuant to a natural gas firm transportation agreement dated December 2007, as amended. In April 2014, this agreement was further modified to include the transportation agreement between Duke Energy Egenor S. en C. por A. and Las Flores. Pursuant to the modified agreement, TGP is obligated to transport up to 3.4 million cubic meters of natural gas per day from the Camisea Consortium’s delivery point located at the Camisea natural gas fields to Kallpa’s facilities. This obligation will be reduced, first, by approximately 199,312 cubic meters per day beginning in March 2020 and, second, 206,000 cubic meters per day beginning in April 2030. This agreement expires in December 2033. Additionally, Kallpa is party to an additional gas transportation agreement, to become effective at the completion of the expansion of TGP’s pipeline facilities (which is currently expected to occur during the first half of 2016). Pursuant to this agreement, TGP will be obligated to transport up to 565,000 cubic meters of natural gas per day from the Camisea Consortium’s delivery point located at the Camisea natural gas fields to Kallpa’s facilities. This agreement expires in April 2030. Additionally on April 1, 2014, Kallpa entered into an agreement with TGP to cover the period up to the completion of the expansion of TGP’s pipeline facilities. Pursuant to this agreement, TGP is obligated to transport up to 120,679 cubic meters of natural gas per day from the Camisea Consortium’s delivery point located at the Camisea natural gas fields to Kallpa’s facilities. Pursuant to the terms of each of these agreements, Kallpa pays a regulated tariff approved by the OSINERGMIN.

OPC purchases natural gas from the Tamar Group, composed of Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Avner Oil Exploration Limited Partnership and Dor Gas Exploration Limited Partnership, or collectively, the Tamar Group, pursuant to a natural gas exclusive supply agreement dated November 2012. Under this agreement, the Tamar Group has agreed to supply OPC’s natural gas requirements, subject to a contractual maximum amount of 10.6 billion cubic meters, and OPC has agreed to acquire its natural gas exclusively from the Tamar Group. The price that OPC pays to the Tamar Group for the natural gas supplied is based upon a base price in New Israeli Shekels set on the date of the agreement, indexed to changes in the “Production Cost” tariff, which is part of the “Time of Use” tariff and the USD representative exchange rate. For information on the risks associated with the impact of the PUAE’s temporary tariff on OPC’s supply agreement with the Tamar Group, see “Item 3D. Risk Factors – Risks Related to IC Power – The production and profitability of private power generation companies in Israel may be adversely affected by changes in Israel’s regulatory environment.” OPC’s agreement with the Tamar Group expires upon the earlier of June 2029 or the date on which OPC consumes the entire contractual capacity. This agreement remains subject to approval by Israel’s AntiTrust Authority, although performance under this contract has begun under temporary relief.

IC Power’s Competition

IC Power’s major competitors in the Latin American and Caribbean countries in which its operating companies operate are generally the large international power utility corporations operating in these countries. Local competitors also exist in each of these countries and account for varying market shares, depending upon the country of interest. Within Israel, IC Power’s major competitors are IEC, Dorad Energy Ltd., a private power generator, and other private developers who, as a result of recent government initiatives encouraging investments in the Israeli power generation market, are constructing power stations with significant capacity.

Set forth below is a discussion of competition in IC Power’s key markets of operation.

Peru

In Peru, power generation companies compete along a number of dimensions, including the ability to (i) source and enter into long-term PPAs with power purchases, (ii) source and secure land for the development or expansion of additional power generation plants and (iii) maintain or increase market share in the growing Peruvian electricity market, particularly in connection with the balance of energy supply and demand within Peru. In Peru, IC Power competes with state-owned generation companies, as well as large international and domestic generators. The following table sets forth the quantity of energy generated by each of the principal generation companies in Peru for the periods presented:

	Gross Energy Generation
	For the Year Ended December 31,
	(GWh)
Company	2013	2012
Enersur (a subsidiary of GDF Suez S.A.)	7,719	5,782
Edegel1 2	8,700	8,837
ElectroPeru (a state-owned generation company)	7,272	7,352
Kallpa[3]	5,458	4,284
Egenor3 4 (a subsidiary of Duke Energy Corp)	2,336	3,532
Other generation companies	8,184	7,534

Total	39,669	37,321

Source: COES.

1.      Includes Edegel and Chinango and does not include the T67 unit, which has been out of service since October 2013.

2.     Edegel’s 105 MW plant and Enersur’s 498 MW plant are dual fuel plants.

3.     Does not include the capacity of Las Flores, which IC Power acquired in April 2014.

4.     Includes Egenor and Termoselva.

Israel

Until commercial operation of OPC, IEC operated as the sole power provider of electricity in Israel. As of May 2014, Dorad Energy Ltd., an 860 MW power plant, is the only large-scale private power producer in Israel other than OPC. Several other private producers are in the process of constructing power plants, and are expected to commence operation of such plants in the coming years.

Dominican Republic

The power and electricity market in the Dominican Republic is served by a variety of generation companies, including (i) CEPP, (ii) affiliates of AES Corp., which owns one combined-cycle plant fueled by natural gas and two open-cycle plants fueled by natural gas as well as equity interests in two plants fueled with coal, (iii) Empresa de Generación Hidroeléctrica Dominicana, a state-owned generation company whose primary generation facilities are hydroelectric plants, (iv) Empresa Generadora de Electricidad Haina, S.A., and (v) Compañía de Electricidad de San Pedro de Macorís.

Bolivia

The power and electricity market in Bolivia is primarily served by Guaracachi, COBEE, Valle Hermoso and Corani. Prior to May 2010, Guaracachi was a subsidiary of Rurelec Plc, Valle Hermoso was a subsidiary of the

Bolivian Generating Group, and Corani was a subsidiary of Suez. In May 2010, the Bolivian government nationalized each of these generation companies and began negotiations with the owners of these generation companies with respect to the compensation to be paid for these assets. In October 2011, the Bolivian government reached compensation settlements related to the nationalization of Valle Hermoso and Corani, respectively. Negotiations continue with respect to the nationalization of Guaracachi.

El Salvador

The electricity market in El Salvador is served by a variety of generation companies, including (i) Nejapa, (ii) CEL, a state-owned generation company whose primary generation facilities are hydroelectric plants, (iii) Lageo S.A. de C.V., a state-owned generation company whose primary generation facilities are geothermal plants, (iv) Duke Energy International, a subsidiary of Duke, and (v) Inversiones Energéticas, S.A. de C.V.

IC Power’s Seasonality

Within the Latin American and Caribbean countries in which IC Power operates, power is generally generated by hydroelectric or thermal power stations. The hydroelectric stations are an efficient source of power generation due to the cost savings of fuel associated with thermal power generation. The power generated by these hydroelectric power stations varies in accordance with the rainy seasons and rainfall patterns of each country in each year. For example, greater amounts of hydroelectric power are dispatched between November and April in Peru – the Peruvian rainy season – than between May and October, when the volumes of rainfall declines and operators have less water available for electricity generation in the reservoirs serving their plants. However, greater amounts of hydroelectric power are dispatched between May and October in El Salvador – the Salvadorian rainy season – than between November and April, when the volumes of Salvadorian rainfall declines and the hydroelectric units have less water available for electricity generation. El Salvador’s hydroelectric plant is also subject to annual variations depending on climactic conditions, such as the El Niño phenomenon. For the same reasons, the volume of power generated by thermal power stations is also variable. Accordingly, IC Power’s revenues are subject to seasonality, the effects of rainfall, and the type of energy generated in each country of operation (whether hydroelectric, thermal, natural gas, or fuel-generated). IC Power acts to reduce this exposure to seasonality by contracting long-term PPAs for most of its capacity.

Within Israel, the price of energy varies by season and demand period, with tariffs varying based upon the season (summer, winter and transition) and demand (peak, shoulder and off-peak). Generally, the tariffs in the winter and summer seasons are higher than those in the transition season.

IC Power’s Property, Plants and Equipment

The following table provides certain information regarding IC Power’s power plants that are owned, leased or under construction, as of June 30, 2014 and recent acquisitions1:

Company/Plant	Location	Effective Capacity	Fuel Type
		(MW)
Operating Companies
Kallpa:
Kallpa I, II, III and IV	Chilca district, Peru	870	Natural gas
Las Flores	Chilca district, Peru	193	Natural gas

Kallpa Total		1,063

OPC	Mishor Rotem, Israel	440	Natural gas and diesel

CEPP	Puerto Plata, Dominican Republic	67	Heavy Fuel Oil

COBEE:
Zongo Valley plants:
Zongo	Zongo Valley, Bolivia	11	Hydroelectric
Tiquimani	Zongo Valley, Bolivia	9	Hydroelectric
Botijlaca	Zongo Valley, Bolivia	7	Hydroelectric
Cutichucho	Zongo Valley, Bolivia	23	Hydroelectric
Santa Rosa	Zongo Valley, Bolivia	18	Hydroelectric
Sainani[2]	Zongo Valley, Bolivia	11	Hydroelectric
Chururaqui	Zongo Valley, Bolivia	25	Hydroelectric
Harca	Zongo Valley, Bolivia	26	Hydroelectric
Cahua	Zongo Valley, Bolivia	28	Hydroelectric
Huaji	Zongo Valley, Bolivia	30	Hydroelectric

		188

Miguillas Valley plants:
Miguillas	Miguillas Valley, Bolivia	3	Hydroelectric
Angostura	Miguillas Valley, Bolivia	6	Hydroelectric
Choquetanga	Miguillas Valley, Bolivia	6	Hydroelectric
Carabuco	Miguillas Valley, Bolivia	6	Hydroelectric

		21
El Alto-Kenko	La Paz, Bolivia	19	Natural gas

COBEE Total		228

Central Cardones	Copiapó, Chile	153	Diesel
Nejapa	Nejapa, El Salvador	140	Heavy Fuel Oil
Colmito	Concón, Chile	58	Diesel
JPPC	Kingston, Jamaica	60	Diesel
Recent Acquisitions
Corinto	Chinandega, Nicaragua	71	Heavy fuel oil

Tipitapa Power	Managua, Nicaragua	51	Heavy fuel oil

Amayo I	Rivas, Nicaragua	40	Wind

Amayo II	Rivas, Nicaragua	23	Wind

Surpetroil
La Hocha	Huila, Colombia	5	Natural gas
Purificación	Tolima, Colombia	10	Natural gas

Surpetroil Total		15
Operating Companies
Near Term Projects

CDA	Huancavelica, Peru	510	Hydroelectric
Samay I	Mollendo, Peru	600	Diesel and natural gas
Estrella del Norte	Samana, Dominican Republic	37	Heavy fuel oil

1.	Does not reflect Puerto Quetzal Power, which has a capacity of 234 MW, and which IC Power entered into an agreement to acquire in August 2014. For further information on this acquisition, see “ – Recent Developments – IC Power – Acquisitions.”
2.	Plant is out of service due to damage sustained as a result of landslides. Plant is not expected to be operational before 2015.

In addition, Cenergica owns three fuel storage tanks on site with an aggregate capacity of 240,000 barrels and maintains a fuel depot and marine terminal located on a 6.5 hectare site that IC Power leases in Acajutla, El Salvador. For further operational information regarding IC Power’s plants, see “– Our Businesses – IC Power.”

IC Power believes that it has satisfactory title to its plants and facilities in accordance with standards generally accepted in the electric power industry, other than title to certain land on which CEPP’s facilities are located. With respect to CEPP, the Dominican Corporation of State Electricity Companies (Corporación Dominicana de Empresas Eléctricas Estatales) has transferred the land titles on which CEPP’s facilities are located to CEPP and CEPP is in the process of obtaining the definitive titles documenting CEPP’s appointment as the beneficiary.

IC Power leases its principal executive offices in Lima, Peru and various other office space in the markets that it serves. IC Power owns all of its production facilities, other than Kallpa I, Kallpa II, Kallpa III and Las Flores power plant. IC Power leases the Kallpa I, Kallpa II and Kallpa III facilities under capital leases as described in “Item 5B. – Liquidity and Capital Resources – IC Power’s Liquidity and Capital Resources – IC Power’s Material Indebtedness – Kallpa Leases.”

IC Power believes that all of its production facilities are in good operating condition. As of June 30, 2014 and December 31, 2013, the consolidated net book value of IC Power’s property, plant and equipment was $2,325 million and $1,875 million, respectively.

IC Power’s Shareholder Agreements

IC Power holds a majority stake in certain of its operating companies – Kallpa, OPC, CEPP, Nejapa, Central Cardones, Corinto, Tipitapa Power, Amayo I, Amayo II, JPPC, CDA, and Samay I – and a minority interest in Pedregal. The operations of these companies are subject to shareholder and/or member agreements. Although the terms of each of these shareholder and member agreements vary, they generally provide, in certain circumstances and subject to certain conditions: (i) each shareholder with the right to elect a specified number of directors and/or executive officers; (ii) for the distribution of dividends in proportion to each shareholder’s equity interest; (iii) the minority shareholder with veto rights with respect to significant corporate actions (e.g., mergers, share issuances, the amendment of governing documents, and the entry into PPAs or other contracts in excess of a specified value) and certain approval protocol with respect to the budget; (iv) each party with a right of first refusal with respect to any potential sale of the entity’s shares; (v) each shareholder with tag-along rights in connection with any potential sale of the entity’s shares; and (vi) specifications of additional equity contributions, if any.

IC Power’s Legal Proceedings

Set forth below is a discussion of significant legal proceedings to which IC Power’s subsidiaries are party.

CDA – Rio Mantaro Claim

In April 2014, Rio Mantaro, on behalf of each of Astaldi S.p.A. and GyM S.A. delivered a claim to CDA, requesting a six-month extension for its completion of the CDA project and an approximately $92 million increase in the total contract price of the CDA project. CDA responded to Rio Mantaro’s claim in July 2014, setting forth its belief that, although required by the EPC Contract as a condition to making a claim, each of Astaldi S.p.A. and GyM S.A. had failed to illustrate that (i) the events giving rise to its right to demand an extension in time or an adjustment to the lump sum price were attributable to acts or omissions on the part of CDA, (ii) other force majeure events have occurred, or (iii) other causes that contractually create the right of such extension of time or adjustment of price have occurred. To date, the parties have resolved the major issues underlying the contractors’ claim and IC Power is continuing to engage CDA’s contractors on the outstanding issues. As a result, IC Power believes that the risk of loss with respect to such claims is remote and that CDA will commence commercial operation in the second half of 2016. Pursuant to the terms of the EPC contract, the parties may commence arbitration proceedings after the completion of a 30-day negotiation process which does not result in an agreement. Although the parties have completed this 30-day negotiation process, neither party has sought to commence arbitration proceedings in respect of this claim.

Nejapa Power Company, LLC – Legal Process With a Minority Shareholder

Crystal Power, Nejapa’s minority shareholder brought claims against Nejapa Holdings and Inkia Salvadorian, Limited, collectively, the Inkia Defendants, as well as against the majority shareholder of Nejapa Holdings, and certain subsidiaries of El Paso Corporation (the former owner of IC’s interest in Nejapa Holdings), before the Court of the State of Texas at Brazoria County. The claims against the Inkia Defendants included claims relating to an issuance of new shares to Crystal Power by Nejapa Holdings, and allegations that Crystal Power had taken actions (i) preventing Nejapa Holdings from making distributions into an account opened by a New York Court as a result of an interpleader action filed by Nejapa Holdings, (ii) causing Nejapa to distribute dividends disproportionately and (iv) causing Inkia Salvadorian, Limited to use its majority position to harm Crystal Power. Crystal Power did not specify the amount of monetary damages against the Inkia Defendants.

The Inkia Defendants have asserted defenses in respect of these claims.

The plaintiff filed a request for partial summary judgment before the Texas State District Court of Brazoria County. The Brazoria Court denied the motion. The Inkia Defendants filed a claim against the plaintiff in the Texas State District Court of Harris County requesting the court to order the plaintiff to withdraw its claims pursuant to contractual undertakings under a settlement agreement entered into with El Paso Corporation. The decision on the merits of the case is pending.

In November 2014, Inkia and Crystal Power entered into a settlement agreement, which remains subject to court approval.

Kallpa – Import Tax Assessments

The Peru Customs Authority issued tax assessments to Kallpa and its lenders for payment of customs duties amounting to $16.6 million in connection with imported equipment for installation and maintenance of Kallpa I, II and III. The assessments were made on the basis that Kallpa did not include the value of the engineering services rendered by the contractor of the project in the tax base. Kallpa disagreed with this tax assessment on the basis that the engineering services include the design of the plant and not of the imported equipment, and appealed to the taxation court in Peru. The decision on this matter is pending.

Although IC Power believes it has strong arguments to support its position that these tax assessments are not appropriate, IC Power cannot predict the outcome of these proceedings and there is also a risk that the customs duty imposed for equipment imported in the future for Kallpa units may be higher as a result of these proceedings.

IC Power’s Regulatory, Environmental and Compliance Matters

In Latin America and the Caribbean, where IC Power primarily operates, the electricity market allows for sale and delivery of power from power generators (private or government owned) to distribution companies (private or government owned) and to industrial consumers. In these countries there is typically structural segregation of companies involved in power generation and companies involved in power transmission and distribution. In most of these countries there is a government-owned power grid and transmission services are provided on open access basis, i.e. the transmission company must transmit power through the grid and in exchange, charges a transmission rate set by the supervisory authority or based on a competitive proceeding whereby grid connections are awarded to generation companies, distribution companies and end consumers based on availability. Whereas in these markets private and government-owned entities compete for power generation, its transmission and distribution are conducted subject to exclusive franchises; therefore the transmission and distribution operations are regulated in markets in which IC Power operates.

In these countries, delivery and sale of power is subject to a regulatory regime (typical of privatized electricity markets) which includes supervision by an independent supervisory entity for the electricity market. For further information on the regulatory risks related to IC Power’s operations, see “Item 3D. Risk Factors – Risks Related to IC Power – IC Power’s equipment, facilities and operations are subject to numerous environmental, health and safety laws and regulations that are expected to become more stringent in the future.”

Regulation of the Peruvian Electricity Sector

In Peru, power is generated by companies which primarily operate hydro-electric and natural gas based power stations. The key legislation in Peru concerning the electricity market are the Law to Ensure Effective Development of Power Generation no. 28832 (Ley Para Asegurar el Desarrollo Eficiente de la Generación Eléctrica) (hereinafter: “Law 28832”) and the Electricity Franchise Law no. 25844 (Ley de Concesiones Eléctricas) (hereinafter: “Law 25844”, which we jointly refer to, together with Law 28832, as: “the general electricity laws in Peru”). The general electricity laws in Peru form the statutory framework governing the electricity market in Peru and cover, among other things:

•	generation, transmission, distribution and trading of electric power;

•	operation of the energy market; and

•	generation prices, availability fees and other tariffs.

All entities which generate, transmit or distribute power to third parties in Peru operate subject to the general electricity laws in Peru. Power generating companies in Peru, such as IC Power, are impacted, among other things, by regulation applicable to transmission and distribution companies.

Although significant private investment has been made in the electricity market in Peru and independent supervisory entities have been created to supervise and regulate the electricity market, the Government of Peru has remained, in actual fact, in the role of supervisor and regulator. In addition, the Government of Peru owns multiple power generation and distribution companies in Peru.

Regulatory Entities

There are five entities in charge of regulation, operation and supervision of the electricity market in Peru in general, and of IC Power’s operations in Peru in particular:

MINEM – The Ministry of Energy and Mines, responsible for:

(a) setting national energy policy; (b) proposing and adopting laws and regulations to supervise the energy sector; (c) controlling expansion plans for SEIN; (d) approving proposed expansion plans by COES; (e) promoting scientific research and investment in energy; and (f) granting franchises to entities who wish to operate in power generation, transmission or distribution in Peru.

OSINERGMIN – the Office of Supervisor over Energy and Mining Investments is an independent entity responsible, among other things, for:

(a) supervising compliance of different entities with laws and regulations concerning power generation, transmission, distribution and trading; (b) setting transmission and distribution tariffs (primarily based on tenders). Generation tariffs for sale by generation companies to distribution companies are determined based on tender and are limited to a maximum specified by OSINERGMIN. In addition, OSINERGMIN annually specifies energy prices and availability used in agreements between generation companies and distribution companies; (c) setting and enforcing price levels in the electricity market in Peru and setting tariffs for customers subject to regulated tariffs; (d) imposing fines and damages for violations of the laws and regulations; (e) handling claims made by, against or between consumers and players in the electricity market; (f) supervising public tenders with regard to PPAs between generation companies and distribution companies; and (g) supervising operations of COES.

COES – the Council for Effective Operation is responsible for:

(a) planning and co-ordination of the power generation system for all power generation and transmission units, in order to ensure reliable generation at minimum cost; (b) setting spot market prices based on marginal cost; (c) managing the spot market for availability prices in transactions between generation companies (excess and shortage of actual generation vs. demand pursuant to PPA); (d) allocating fixed availability and energy to generation units; (e) submitting proposals to OSINERGMIN for issuing regulatory standards, including technical standards and procedures used as guidelines for carrying out COES directives; and (f) setting expansion plans for the transmission grid.

INDECOPI – the Antitrust Authority in Peru.

OEFA – the governmental body responsible for the power stations compliance with the environmental regulations.

Generation Companies

Since 1992, the electricity market in Peru has been operating based on marginal cost. COES decides which generation facilities are in operation at any given time, maintaining minimum energy cost. Energy units are activated on real-time basis, with units with a lower variable generation cost being activated first. The variable cost for the most recent generation unit activated in each time period determines the price of electricity in said time period (15 minutes) for generation companies which sell or buy power on the spot market at that time period. Any generation companies with excess generation over energy sold pursuant to PPA in each 15 minute interval, sell their excess at spot prices to generation companies with lower generation than their contractual obligations for that time period. As of the date of this registration statement, distribution companies and regulated consumers cannot purchase power off the grid at spot prices, but rather must contract agreements with power generation companies or – for smaller consumers – with distribution companies. Power generation companies are also paid availability fees by SEIN, based on their fixed capacity. Availability transactions are subject to Law 25844. This law stipulates a methodology for allocation of capacity for each generation unit. COES allocates part of the capacity to each generation unit based on pre-determined variables, including capacity for the SEIN grid, expected demand throughout the year, availability of generation unit, variable cost for the generation unit and excess power reserve. Part of the availability allocated to generation units is determined to be the capacity of the generation unit. The availability rate for each generation unit accounts for availability during peak demand hours over the past two years.

PPAs are commercial agreements, independent of actual allocation of generation or actual provision of availability. Generation companies which generate insufficient energy as per their PPAs, purchase energy based on COES procedures from other generation companies which has excess generation or availability. The energy price is the spot price, and the availability price is regulated and set by OSINERGMIN.

Pursuant to an ordinance by the Government of Peru dated 2008, COES is required to specify energy spot prices without accounting for limitations due to shortage in supply of natural gas and for limitations on transmission of natural gas. Generation companies with variable cost higher than the spot price, including IC Power, are compensated for their cost by transmission levies imposed on end consumers and collected by distribution companies. As of the date of this registration statement, the aforementioned government ordinance is effective through 2017.

Transmission Companies

Transmission in the SEIN grid is operated by COES. Expansion plans for the transmission grid are proposed by COES to MINEM for final approval; prior to executing the COES expansion plan, the Government creates an interim transmission plan. Transmission companies who wish to participate in construction of the transmission system specified in the expansion plan are required to submit their bid for a tender. The transmission company awarded the tender may operate the line over 30 years and would be eligible to receive tariff payments from generation companies, as specified in the tender document. The group of transmission lines created pursuant to such tenders after 2006 are known as “guaranteed transmission lines.” Transmission lines not included in plans such as aforementioned, independently constructed by transmission companies after 2006, are known as “complementary transmission lines”; tariffs for use of these lines are determined by COES, based on tariffs specified by OSINERGMIN.

Transmission lines created prior to 2006 are categorized into two groups. Transmission lines available for use by all generation companies are categorized as primary transmission lines; transmission lines only used by specific generation or distribution companies and only available to these generation companies are categorized as secondary transmission lines. Both Kallpa and Las Flores transmit the power generated by the power stations to the group of secondary transmission lines created prior to 2006; Edegel uses transmission lines created both prior to 2006 and thereafter.

Distribution Companies

According to the general electricity laws in Peru, distribution companies are required to provide energy to customers at regulated prices. Distribution companies may also provide energy to customers not subject to regulated prices – pursuant to PPAs. As of the date of this registration statement, the only private distribution companies awarded a distribution franchise are: Luz del Sur, Edelnor, Edecanete, Electro dunas and Coelvisac. These five companies distributed 68% of all energy distributed by distribution companies in Peru in 2013. The remainder of power is sold by Government-owned entities.

Prior to July 2006, pricing in all contracts between generation companies and distribution companies with respect to sale of power to end customers at regulated prices, included energy tariffs composed of payment for availability, energy and transmission – known as cumulative line prices, as determined by OSINERGMIN. Distribution companies sell energy on the regulated market at cost plus an additional distribution charge known as VAD. After July 2006, most of the agreements result from tenders in which generation companies bid prices up to the regulated maximum tariff. Bid prices include payment for availability and energy.

The energy purchased by distribution companies from generation companies at cumulative line prices pursuant to old PPAs accounted for less than 35% of total purchasing in 2013 – and is expected to decrease in coming years.

Since July 2006, pursuant to Law No. 28832, contracts to sell energy to distribution companies for resale to regulated customers may be made at fixed prices based on public bids of generation companies or at the bus bar prices set by the OSINERGMIN. After the bidding process is concluded, a distribution company will be entitled to purchase energy from the winning bidder at the bid price for the life of the relevant PPA. The prices obtained through the public bid process are subject to a maximum energy price set by the OSINERGMIN prior to bidding. If all the bids are higher than the price set by the OSINERGMIN, the public bids are disregarded and no PPA will be awarded. The process may be repeated until the prices that are offered are below the cap set by the OSINERGMIN. Under Law No. 28832, the prices charged to regulated customers under these PPAs are capped at a price based on a weighted average of the bid price of the winning generator and the applicable bus bar prices. As these prices are typically in excess of bus bar prices, these PPAs allow distribution companies to more effectively pass through their operating costs to their end users.

Regulation of the Israeli Electricity Sector

The electricity market in Israel is exclusively controlled by IEC, which owns approximately 92% of the power generation capacity in Israel (according to the IEC financial report for 2013) and also owns 100% of the power transmission and distribution systems. According to the Electricity Market Law, IEC is classified as an “essential service provider”; as such, it is subject to basic obligations and operations for proper management of the electricity market, including filing development plans, management of the power system, management of the power transmission and distribution systems, providing backup and infrastructure services to private power generators and to consumers, and purchasing power from private power generators. OPC is the first large scale private power plant in Israel. In May 2014, Dorad Energy Ltd. commenced commercial operation in Israel, adding 860 MW of capacity to the Israeli electricity market. In the next few years, OPC also expects additional private producers to enter the market.

Tariff Structure For Electricity Sale In A Private Transaction

In transactions between private producers and end users, the price for end users is based on their purchase alternative from IEC, at a certain discount from the production component of the TOU (time of use) tariff. The weighted average generation component, in accordance with the most recent PUA update dated May 2013, is NIS 333 per MWh (approximately $85 per MWh). This component is in addition to transmission and distribution services, as listed on the tariff tables issued by PUA. The mechanism of power purchase between private producers, end users and IEC is regulated in the Electricity Market Law, as well as decisions of the PUA that are published from time to time.

Capacity Exclusion From PPA Pursuant To Electricity Market Rules

According to the IEC PPA, OPC may exclude capacity from the IEC PPA in order to be used for sale of power to individual consumers pursuant to electricity market rules, subject to advance notice whose length depends on the excluded capacity.

Capacity Re-Inclusion In The IEC PPA And Reduction Of Availability Fee

According to the Electricity Market Law, any private power generation company which has excluded capacity from the IEC PPA for sale to individual consumers may inform IEC, subject to 12 months advance notice, of re-inclusion of the excluded capacity (in whole or in part) in the IEC PPA (providing availability and capacity to IEC). In such case, the IEC PPA reiterates provisions of the Electricity Market Law, and sets the capacity price for the re-included capacity, based on the period and capacity re-included.

Transmission And Backup Appendix In The IEC PPA, Provisions Of The IEC PPA With Regard To Sale Of Power To End Users

The IEC PPA includes a transmission and backup appendix, which requires IEC to provide transmission and backup services to OPC and its consumers, for private transactions between OPC and its customers, and the tariffs payable by OPC to IEC for these services. Moreover, upon entering a PPA between OPC and an individual consumer, OPC becomes the sole electricity provider for this end user, and IEC is required to supply power to individual end users when, OPC is unable to do so, in exchange for a payment by OPC according to the tariffs set by PUA for this purpose. It was further stipulated that should the power system administrator fail to request activation of the power station, OPC should monitor the power consumption of its end users and adjust generation levels to consumption fluctuations, or else OPC would be liable to pay excess fees to IEC, based on tariffs specified for such case in the IEC PPA.

Regulation of the Dominican Republic Electricity Sector

The regulatory framework in the Dominican Republic is essentially similar to the one in Peru. Power generation in the Dominican Republic is based on free competition among private and Government-owned generation companies, whereas the transmission and distribution grid is controlled by Government-owned companies. The main source of revenues for generation companies is direct energy sale to distribution companies and from sale of energy and availability on the spot market.

The key issue with the electricity market in the Dominican Republic is the large scale theft of power in this country; the tariff charged to consumers does not cover in full the generation and distribution costs – requiring a significant Government subsidy to make up the difference.

Regulation of the Bolivian Energy Sector

The electricity market in Bolivia is subject to Bolivia’s Electricity Act and regulations based there upon, which apply to the electricity sector and the wholesale power market in Bolivia and which is subject to supervision by local authorities. The power pricing system in Bolivia is based on a free market where generation companies compete for activation of their generation units, and the spot price is determined based on marginal cost (similar to Peru), with free access to transmission and distribution systems. However, major customers purchase power at regulated tariffs. The price for energy and power generation in this country is based on marginal cost. According to Bolivia’s constitution from 2007, all power generation companies in Bolivia are required to obtain a license from the relevant authority for the right to generate and sell power on the national grid. As of the date of this registration statement, COBEE operates in accordance with the interim licenses awarded to the company. There is no certainty on obtaining the permanent license.

Regulation of the Salvadorian Electricity Sector

Through July 2011, the electricity market in El Salvador was based on purchase and sale of power by competitive price tenders by generation companies. In August 2011, the electricity market in El Salvador was re-structured and is now essentially similar to electricity markets in other countries in which IC Power operates. Currently, generation units are activated based on the variable cost thereof, and prices are determined by the variable cost of the most recent unit activated. Due to this change, local distribution companies have issued a first tender for purchase of power over a 2-3 year term. In conjunction with this tender, Nejapa was awarded a contract to provide 71 MW over a 4 to 5 years term, through January 2018 and a 39 MW PPA over a 4 year period until July 2017.

Regulation of the Chilean Sector

The electricity market in Chile consists of three sectors: generation, transmission and distribution. Power generation is open to competition, whereas transmission and distribution are conducted by monopolies subject to regulated prices.

The electricity market in Chile uses the marginal generation cost method to determine the sequence of activation of power stations, thereby ensuring that demand for power is satisfied at the minimum system cost. This method, launched in 1982, is used in many countries.

Although the country has four power systems, only two of these are its major systems. The largest system is Central Interconnected System, or SIC, with capacity of 14,000 MW, primarily consisting of hydro-electric, coal-based power stations and open cycle stations using liquid natural gas or diesel. SIC serves over 90% of the population and 87% of GDP in this country.

The second largest system is Sistema Interconectado Norte Grande, or SING, with capacity of 4,600 MW. SING covers a 700 kilometer stretch of Chile’s North coast line. The system serves 6% of the population and is a major power supplier for the country’s copper mining industry.

The two other power systems are relatively smaller, located in the South of the country.

Central Cardones and Colmito are part of the SIC power grid. The Comisión Nacional de Energía is an independent Government authority which determines distribution tariffs. Prices used by generation companies to sell power to distribution companies for regulated customers (those customers who consume up to 2.5 MW) are determined by regulated tenders. Power prices for non-regulated customers are determined by direct negotiations and by tenders, with no intervention by Government entities. Tariffs for expansion of the transmission system are determined by international tenders.

Qoros

Qoros is a China-based automotive company delivering international standards of quality and safety, as well as innovative features, to the large and fast-growing Chinese market. Qoros’ vision is to design, manufacture, distribute, and service (through dealers), high quality cars for young, modern, urban consumers. Qoros has assembled a highly experienced international management team with decades of experience in leading global OEMs and other industry participants, and has established strong relationships with world class suppliers and engineering service providers. Qoros’ existing manufacturing facility has an initial technical capacity of 150 thousand units per annum, which can be increased to approximately 220 thousand units per annum through the utilization of different shift models (and further increased through additional full shift and working day adjustments) and is located in Changshu, China. Qoros sold its first car in December 2013.

Qoros is seeking to establish a strong position in the Chinese passenger vehicle market, the largest and fastest growing passenger vehicle market in terms of units sold, according to CAAM. In designing its vehicles, Qoros devoted significant time and resources in conducting extensive consumer surveys, including tracking the driving habits of drivers, to ascertain the vehicle features preferred by its targeted consumers: young, modern, urban consumers who have demonstrated a preference for C-segment vehicle models. The C-segment, which primarily includes the sedan, hatchback, SUV, and multi-purpose-vehicle body types, is the largest vehicle segment in China with 8.1 million C-segment vehicles, or 52% of China’s total passenger vehicle sales, sold in 2013 according to CPCA (including exports, and excluding imports). Qoros’ strategy is to offer Chinese consumers international standards of quality and safety, as well as innovative features, in a Chinese manufactured and branded vehicle and, having designed such vehicles, Qoros believes that it will be positioned to enter into other markets in the future.

Qoros’ vehicles reflect the strong customer preferences identified in Qoros’ research, such as vehicle safety, innovative connectivity, and vehicle performance and design features tailored to the Chinese market. The Qoros 3 Sedan was the safest car tested by Euro NCAP in 2013 and the second safest car ever tested by Euro NCAP in its 17-year history. Each Qoros vehicle is equipped with a Multi-Media Hub, or MMH, which includes an 8-inch touch screen and interactive human machine interface, or HMI, system. Through the MMH, most of Qoros’ vehicles are equipped with the “QorosQloud”, an innovative, cloud-based entertainment and services system that delivers a variety of free (e.g., cloud-enhanced navigation, car care, and social sharing) and premium (e.g., real-time traffic and parking information) connectivity features. The Qoros 3 Sedan features competitive performance, particularly with respect to fuel economy, acoustics, aerodynamics, climatic comfort and braking performance. The Qoros 3 Sedan also has a spacious interior, premium vehicle proportions, and one of the largest automobile wheelbases and widths in its class. In 2014, the Qoros 3 Hatch received the Red Dot Award, a prestigious design award, in recognition of its “striking and particularly successful detail solutions” and also received the Telematics Update Award, for the best telematics product or service launch in an emerging market.

We have a 50% stake in Qoros, with the remaining 50% interest owned by Wuhu Chery, a subsidiary of Chery, a large state controlled holding enterprise and Chinese automobile manufacturing company that has been producing automobiles since 1999. As of June 30, 2014 each of IC and Chery had contributed RMB3.7 billion (approximately $595 million) to Qoros, representing approximately 99% of their individual committed capital contribution. Each of IC and Chery contributed RMB500 million (approximately $80 million) of this amount to Qoros via a shareholder loan in June 2014. IC expects such loan to convert into equity upon the satisfaction of certain conditions, including the approval of the relevant Chinese authority. As Chery made a similar contribution, IC’s ownership percentage in Qoros (which will be contributed to us in the spin-off) is expected to remain at 50% after the conversion of its RMB500 million (approximately $80 million) capital contribution. We expect to contribute our remaining RMB25 million to Qoros (approximately $4 million) by the end of the first half of 2015. To further implement Qoros’ business development plan and to support its operational expansion efforts, Qoros will require significant debt financing over the next years, and Qoros may be unable to secure such third-party debt financing. Additionally, as Qoros is an early stage company, we expect that a significant portion of the liquidity and capital resources that we will have upon the consummation of the spin-off will be used to support the development of Qoros. For example, we expect to provide RMB400 million (approximately $64 million) to Qoros, via a shareholder loan during the first quarter of 2015, subject to the release of most of IC’s back-to-back guarantee in respect of certain of Qoros’ indebtedness, and Qoros requires such support, along with a similar RMB400 million (approximately $64 million) loan from Chery to conduct its operations in the near-term. For further information on IC’s approval of an outline to provide Qoros with additional shareholder loans in exchange for the release of most of IC’s back-to-back guarantees, see “ – Recent Developments – Approval of Outline to Provide Qoros With Shareholder Loans in Exchange for the Release of Most of IC’s Back-to-Back Guarantees.” For further information on Qoros’ liquidity, see “Item 3D. Risk Factors – Risks Related to Our Interest in Qoros – Qoros has only recently commenced commercial sales and will depend on external debt financing and guarantees or commitments from its shareholders to finance its operations.”

Qoros’ Strengths

Focus on the Large and Fast Growing Chinese Passenger Vehicle Market – China is the largest passenger vehicle market in the world in terms of units sold, with 16.1 million passenger vehicles sold in 2013, representing 29% of the global passenger vehicle market, according to CAAM and OICA. China is also the fastest growing passenger vehicle market in the world in terms of units sold with a 24% CAGR from 2004 to 2013, based upon information sourced from CAAM and CPCA, with respect to vehicles sold (including imports) during the period. Industry analysts expect the growth of China’s passenger vehicle market to continue – for example, or SIC, has indicated that the Chinese passenger vehicle market to experience an annual growth of approximately 10% between 2014 and 2018, as indicated on November 2013. Additionally, China’s vehicle penetration level as of the end of 2012 (approximately 8%) is significantly lower than those of many other developed automotive markets (79% in the U.S., for example), according to OICA, indicating sustainable growth potential for this market. The C-segment, in which Qoros’ initial vehicle models compete, is the largest passenger vehicle segment in China, in terms of units sold. According to CPCA, 8.1 million C-segment vehicles were sold in China in 2013, representing 52% of China’s passenger vehicle sales in that year (including exports, and excluding imports). A significant portion of the sales within this segment are generated from foreign joint venture brands, indicating Chinese consumers’ preference for vehicles delivering international standards and features.

Modern, high-quality vehicle models specifically-designed for the Chinese urban consumer – Based on Qoros’ extensive customer and industry research, Qoros’ vehicle models were specifically designed to reflect the preferences of young, modern, urban consumers. In designing its C-Segment model, Qoros commissioned more than one hundred primary marketing studies, soliciting input from over 10,000 potential buyers over the course of seven years, including tracking the driving habits of drivers. Qoros has developed a vehicle product concept that Qoros believes satisfies the three “voice of the customer” pillars – Well engineered, Well designed, and Beyond driving – and reflects Chinese consumers’ safety, performance, design and connectivity preferences:

•	Well Engineered: Qoros has engaged global companies in both the automotive (e.g., Magna Steyr, Bosch, Getrag, Valeo) and non-automotive (e.g., Frog Design, Microsoft, China Unicom) industries to facilitate the development and design of its vehicle platform. As evidence of Qoros’ successful engineering efforts, the Qoros 3 Sedan has been recognized for its outstanding vehicle safety according to European standards, having received the Euro NCAP’s maximum five-star rating. The Qoros 3 Sedan was also the safest car tested by Euro NCAP in 2013 and the second safest car ever tested by Euro NCAP in its 17-year history. Additionally, the Qoros 3 Sedan’s vehicle performance is competitive within this segment in China, particularly in terms of fuel economy, acoustics, aerodynamics, climatic comfort and braking performance.

•	Well Designed: Qoros has an experienced in-house design team, located in its design centers in Munich and Shanghai. The Qoros 3 Sedan’s design provides one of the most spacious interiors in the segment. In particular, the large shoulder room and rear leg room reflect important preferences of the Chinese C-segment consumers. The Qoros 3 Hatch recently received the Red Dot Award, a prestigious design award, in recognition of its “striking and particularly successful detail solutions and also received the Telematics Update Award, for the best telematics product or service launch in an emerging market.”

•	Beyond Driving – Connectivity: All of Qoros’ vehicles are equipped with a MMH, including an intuitive, 8” capacitive touch screen with swipe gestured control HMI, and most Qoros vehicles are equipped with the “QorosQloud,” a cutting-edge telematics and cloud-based entertainment and services system that delivers a variety of free (e.g., cloud-enhanced navigation, car care, and social sharing) and premium (e.g., real-time traffic, parking information, cloud-enabled map update, and safe drive monitoring) connectivity features. Qoros believes that the features and the services provided by the QorosQloud integrates Qoros’ vehicle into the driver’s lifestyle, by virtually connecting the vehicle, the driver and the driver’s digital world.

Efficient operating model and organizational structure, complemented by a flexible platform and scalable manufacturing footprint – Qoros’ vehicle platform reflects the results of Qoros’ intensive research and collaboration with industry experts, enabling Qoros to efficiently deliver new model variants.

Qoros has developed core competencies within key selected areas: (safety, styling, multimedia, etc.), and outsources many of its non-core operations through relationships that it has developed with various external engineers and suppliers with technical centers located throughout Europe and China. Outsourcing non-core functions allows Qoros to access technology and service suppliers as needed, without incurring the costs associated with maintaining such research and development capacity or capacity expansion on a full-time basis. For example, Qoros has engaged Magna Steyr, a company engaged in automobile design and engineering, in the design and development of Qoros’ vehicle platform, and of its individual vehicle models. Qoros also collaborates and sub-contracts with several other engineering firms for its product development activities. Qoros sources the component parts necessary for its vehicle models from over 100 global suppliers, which are typically European-based, with manufacturing facilities in China. Qoros aims to establish long-term relationships with its suppliers as a means of building loyalty, achieving competitive pricing, and achieving component quality and timeliness of delivery. Qoros’ strategic relationships and outsourcing permits it to maintain a lean and relatively flat organizational structure.

Additionally, Qoros’ vehicle platform has been designed to support the development and production of each of Qoros’ planned C-segment models and can be modified into a D-segment platform with relatively minor adjustments. Qoros has recently completed the construction of its state-of-the art manufacturing facility in Changshu, China, which it also designed in consultation with various international consultants with extensive experience in the development of automobile production facilities in China and globally. Qoros’ manufacturing facility has an initial technical capacity of 150 thousand units per annum, which can be increased to approximately 220 thousand units per annum through the utilization of different shift models (and further increased through additional full shift and working day adjustments), and can subject to Quoros’ receipt of government approval, be further increased to up to approximately 440 thousand units per annum through a second stage plant expansion together with an optimized work shift model.

International management team with significant industry experience – Qoros is managed by a highly experienced global management team with decades of experience in leading global businesses within the automotive, management consulting and high-tech industries and Qoros’ management team is critical to its success. Qoros believes that its management team’s experience contributes to Qoros’ ability to effectively execute Qoros’ current development plan.

Supportive and committed shareholders providing for independent development capabilities – Qoros’ shareholders have contributed valuable regulatory, industry, and financial support to Qoros since Qoros’ inception. Chery, a large Chinese automobile manufacturer, has provided Qoros with experience in the Chinese automotive and regulatory environments. Kenon, as a financial investor, contributes its ability to attract and retain top-tier global talent and establish organizational infrastructure. Qoros’ shareholders have supported Qoros’ independent research and manufacturing operations, and the building up of its development, branding, and export capabilities.

Chery and IC have invested a collective RMB7.4 billion (approximately $1.2 billion) as of June 30, 2014, in the form of cash equity or convertible shareholder loans, to finance Qoros’ development, providing Qoros with the primary source of its operational resources. As of June 30, 2014, IC has contributed RMB3.7 billion (approximately $595 million) to Qoros, representing approximately 99% of IC’s committed capital contribution. Additionally, in December 2014, each of IC and Chery provided a RMB350 million (approximately $56 million) shareholder loan to Qoros. We expect to contribute our remaining RMB25 million (approximately $4 million) capital contribution by the end of the first half of 2015 and each of Chery and IC expect to provide RMB400 million (approximately $64 million) to Qoros during the first quarter of 2015, via shareholder loans, and subject to the release of most of the guarantees and back-to-back guarantees of Chery and IC, respectively, in respect of certain of Qoros’ indebtedness.

Qoros’ Strategies

Establish the Qoros brand – Qoros has deployed an integrated marketing campaign to establish and increase customers’ awareness of the Qoros brand, including participation in auto shows and similar events, the use of online, and pay-per-click ads, and the use of traditional advertising, such as television and print ads. Qoros believes its marketing efforts have increased its brand awareness in China. For example, a recent Auto Motor and Sport China survey with over 40,000 participants also ranked the Qoros 3 Sedan No. 4 on its “Best Domestic Compact Car” list out of 433 car models within the C-segment based upon the percentage of participants choosing Qoros’ brand. Qoros also won the “Brand of the Year” award given by Auto Motor and Sport China. In 2014, the Qoros 3 Hatch received the Red Dot Award, a prestigious design award, in recognition of its “striking and particularly successful detail solutions” and also received the Telematics Update Award, for the best telematics product or service launch in an emerging market. Qoros intends to continue its brand development efforts, seeking to generate demand for Qoros’ vehicles and increasing leads to Qoros’ dealerships and sales teams. As Qoros increases production of its vehicle models, Qoros will seek to deliver high quality vehicles and services that will also complement its continuing brand development efforts.

Successfully launch Qoros’ commercial sales – Qoros’ commercial launch includes the launch of Qoros’ C-segment models, such as the launch of the Qoros 3 Sedan in December 2013, the launch of Qoros’ second model, the Qoros 3 Hatch, in late June 2014, and the launch of Qoros’ third model, the Qoros 3 City SUV, in mid-December 2014, continued expansion of its dealer network, build-up of its sales and service infrastructure, and continued ramp-up in vehicle production.

As of September 30, 2014, Qoros has sold 4,420 vehicles. Qoros is continuing to focus on the sale of its Qoros 3 Sedan and newly-launched (as of late June 2014) Qoros 3 Hatch, as well as on its customer awareness and outreach efforts. Qoros is also continuing to develop its dealer network, targeting those regions and cities that have been identified by Qoros’ extensive research as having high sales potential within the C-segment. Each of Qoros’ dealerships is constructed in accordance with a distinctive Qoros-branded, CI, designed to result in consistent appearance and service standards. Qoros’ dealers are required to complete rigorous training with respect to Qoros’ vehicle models, features and accessories. The construction and operation of Qoros’ dealerships are financed by Qoros’ dealers themselves, with partial reimbursements received from Qoros, resulting in the financial commitment of dealers to the commercial success of Qoros’ vehicle models. As of September 30, 2014, 52 Qoros dealerships were fully operational and 36 additional Qoros dealerships were under construction.

The development of Qoros’ sales and service infrastructure includes Qoros’ development of an information technology infrastructure connecting Qoros with its dealers and enabling coordination regarding the sales and aftermarket support of Qoros’ vehicles. Qoros is also continuing to establish service and diagnostic tools and service manuals across its dealer network and to train technicians to conduct repairs and to provide other after-market support at its various dealer locations.

Qoros is increasing its production levels to satisfy customer demand, with a focus on maintaining quality standards as production increases. Qoros launched commercial sales of its first car, the Qoros 3 Sedan, in December 2013, launched commercial sales of its second model, the Qoros 3 Hatch, in late June 2014, launched sales of its third model, the Qoros 3 City SUV, in mid-December 2014. Qoros expects to launch other models in the future, which will provide Qoros’ dealers with multiple Qoros models to market to customers. Qoros intends to launch other models in the future in connection with the continued support and development of its brand.

Leverage platform to grow Qoros’ business, expand its product offerings and expand its sales to other regions in the future – Qoros’ long-term strategy contemplates the expansion of Qoros’ vehicle portfolio through the introduction of additional vehicle models, particularly models in the C-segment and at a later stage D-segment, using Qoros’ existing platform. By using its existing scalable platform, Qoros can launch new models in an efficient manner, as its platform permits Qoros to develop new models with varying and distinctive features, while making only minor adjustments. The Qoros platform, for example, has been used to develop the Qoros 3 Sedan, the Qoros 3 Hatch and the Qoros 3 City SUV, and is also being used to develop other SUV models that Qoros intends to launch in the future. Qoros also intends to offer additional services, parts and accessories for its vehicles, including value added services based upon its connectivity platform. Qoros’ strategy contemplates geographic expansion into selected European markets and the potential expansion into other markets in the future.

Efficiently scale production capacity – Qoros’ manufacturing facility has embedded flexibility and has been specifically designed to provide easily expandable capacity. Qoros’ manufacturing facility’s capacity can be increased from its current 150 thousand vehicles per annum to approximately 220 thousand units per annum, through the utilization of different shift models (and further increased through additional full shift and working day adjustments), and, subject to Qoros’ receipt of government approval, up to approximately 440 thousand units per annum through a second stage plant expansion together with an optimized work shift model. Although Qoros has no immediate plans for expansion and has not submitted any expansion plans for regulatory approval, Qoros intends to increase its manufacturing capacity to the extent of increased demand for its vehicles, the success of its brand establishment, and the success of the launch of its C-segment vehicle models.

Overview of the Chinese Passenger Vehicle Market

Qoros is currently focused on the Chinese passenger vehicle market, which has experienced rapid growth in recent years driven by significant expansion of the Chinese economy. Today, China is the largest and fastest growing passenger vehicle market in the world in terms of units sold. Based upon information sourced from CAAM and CPCA, the domestic sales volume of passenger vehicles grew from approximately 2.4 million vehicles (including imports) in 2004 to 16.1 million vehicles (including imports) in 2013, representing a CAGR of 24%, and is expected to continue to grow.

Factors Driving Growth in the Chinese Passenger Vehicle Industry

Qoros believes the following factors have contributed to the growth of the Chinese passenger vehicle industry:

Rapid Economic and Purchasing Power Growth

High GDP growth in China over the past decade has resulted in increased personal wealth and purchasing power. According to the National Bureau of Statistics of China, or NBSC, China’s nominal GDP increased from RMB13,582 billion (approximately $2,184 billion) in 2003 to RMB56,845 billion (approximately $9,140 billion) in 2013; adjusted for inflation, the actual increase was 7.7% according to the CIA World Factbook. According to the NBSC, the annual disposable income per capita in Chinese urban households increased from RMB24,565 (approximately $3,950) in 2012 to RMB26,955 (approximately $4,334) in 2013, representing an increase of 9.7%. Adjusted for inflation, the actual increase was 7.0%. If the Chinese economy continues to grow, corresponding personal wealth generation will support greater demand for passenger vehicles, which will accelerate the expansion of China’s passenger vehicle industry. It should be noted that, in conjunction with recent economic slowdowns in the United States and within the European Union, the growth rate in China has declined in recent quarters. In April 2014, the NBSC recorded slight reductions in China’s industrial production growth and the growth in investment in fixed assets. Additionally, China’s quarter-on-quarter GDP growth in each quarter of 2013 and in the first quarter of 2014 was 1.5%, 1.8%, 2.3%, 1.7% and 1.4%, respectively. For information on the risks related to China’s economic growth, see “Item 3D. Risk Factors – Risks Related to Our Interest in Qoros – The economic, political and social conditions in China could have a material adverse effect on Qoros.”

Low Penetration Rate Implies Long-Term Growth Potential

Although China’s passenger vehicle market is the largest in the world by country (in terms of units sold), China’s penetration rate of vehicles as a proportion of its population is still relatively low, at approximately 8% at the end of 2012. According to OICA, the penetration rate of more mature economies, by comparison, typically ranges from 32% (in the case of Russia) to 79% (in the case of the United States), which indicates significant growth potential for the passenger vehicle market in China.

By Brand, including car/SUV/MPV, Russia excluded in East Europe, Germany excluded in West Europe.

Source: OICA

Increased Urbanization

Urbanization within China has created significant opportunities for the passenger vehicle industry as urban residents have shown a tendency for greater mobility. China has become increasingly urbanized over the years. According to the World Bank, from 2003 to 2012, China’s urbanization rate has increased from approximately 40% to approximately 52%, with an urban resident population of 699.3 million in 2012. Pursuant to the National New Urbanization Plan (2014-2020) issued in March 2014, the Chinese government set a target of raising the urbanization rate (as measured by urban resident population) to approximately 60% by 2020. Going forward, small and medium-size cities and towns in the central and western areas of China are projected to grow at a faster rate than the national average.

Increased Investment in Transportation Infrastructure

China’s substantial investment in the construction of transportation infrastructure has fueled demand for passenger automobiles. According to the NBSC, from 2003 to 2012, the total length of China’s highways has grown from approximately 1,810,000 kilometers to 4,238,000 kilometers, representing a CAGR of 9.9%. Further highway extensions are expected to promote increased use of automobiles. The increase in the length of highways further facilitates inter-city travel, which in turn has boosted automobile sales as the use of passenger vehicles has increased accordingly.

Market Segmentation of the Chinese Passenger Vehicle Industry

The Chinese passenger vehicle market, in line with international markets, can be separated into the following segmnents: large-size and mid- to large-size (E-segment), mid-size (D-segment), compact (C-segment), small-size (B-segment) and mini (A-segment) models based on the size of the vehicles and their typical engine displacement. The following table sets forth the major categories of passenger vehicles and key features.

Category	Vehicle category	Wheel base (millimeter)	Length of vehicles (millimeter)	Engine displacement (liter) (excluding turbo)
Mini	A	2,000 –2,300	Below 4,000	Below 1.0
Small-size	B	2,300 –2,500	4,000 – 4,300	1.0 – 1.5
Compact	C	2,500 –2,700	4,200 – 4,600	1.6 – 2.0
Mid-size	D	2,700 –2,900	4,500 – 4,900	1.8 – 2.4
Mid- to large-size	E	2,800 –3,000	4,800 – 5,000	Above 2.4
Large-size	E	Above 3,000	Above 5,000	Above 3.0

With 8.1 million vehicles (including exports, and excluding imports) sold in 2013, China’s C-segment market, which Qoros is initially targeting, is one of the largest C-Segment markets in the world and represents, by far, the largest segment within the Chinese market. The C-segment has also been one of China’s fastest growing segment over the past decade, with a CAGR of 17% from 2009 to 2013 according to CPCA. Qoros believes that the C-segment’s primary attractiveness in China results from its delivery of the combination of value for money with sufficient comfort and space for families.

Within the C-segment, Chinese consumers have shown a strong consumer preference for sedans, which, according to CPCA, represented approximately 66% of all C-segment sales in 2013 (including exports, and excluding imports), differing strongly from the preferences of European consumers, who have a strong preference for hatchbacks. An important trend over recent years has been the high growth in SUV demand which, according to CPCA, represented approximately 21% of C-segment sales in China in 2013 (including exports, and excluding imports), as compared to approximately 11% in 2009.

The Chinese passenger vehicle market is typically further divided into categories, as set forth below:

Segment	Examples of Brands
Joint venture Brands
Premium	Mercedes Benz, BMW, Audi, Cadillac
Mid- to High-end	Volkswagen, Nissan, Buick, Toyota, Honda, Hyundai
Economy	Suzuki
Local Chinese Brands
Mid- to High-end	Roewe, Senova, MG
Economy	BYD, Geely, Great Wall

The role of joint venture brands is particular to the Chinese market, as foreign automotive OEMs are only allowed to establish local production through joint ventures with local manufacturers. Joint venture brands participate in the larger and more expensive market segments of the Chinese passenger vehicle market, and a significant portion of the sales within these segments are generated from foreign joint venture brands. Chinese consumers have indicated a preference for joint venture brands as a result of their perceived higher quality and technology, as well as their higher prestige. Local brands participate primarily in the economy price range, with demand mainly driven by first-time car buyers, often located in tier 3 (those with populations ranging from 4-10 million, including subsidiary counties and towns) and tier 4 (those with populations ranging from 2-6 million, including subsidiary counties and towns) cities, which typically have lower vehicle penetration rates than the larger tier 1 and tier 2 cities.

The following table sets forth estimated market share in the Chinese market by vehicle segment for joint ventures and local brands:

Qoros’ Description of Operations

Qoros designs, engineers and manufactures a new brand of automobiles manufactured in China, designed to deliver international standards of quality and safety, as well as innovative features. Qoros launched and commenced commercial sales of the Qoros 3 Sedan in December 2013, launched commercial sales of its second model, the Qoros 3 Hatch, in late June 2014, launched commercial sales of its third model, the Qoros 3 City SUV, in mid-December 2014, and is continuing to ramp up its production of these vehicle models in its recently completed state-of-the-art manufacturing facility in Changshu, China. Qoros experienced an increase in sales volume between the second quarter and the third quarter of 2014 and, as of September 30, 2014, Qoros has sold 4,420 vehicles.

Models

Qoros’ current C-segment portfolio includes diversified vehicle models, such as the Qoros 3 Sedan, the Qoros 3 Hatch, the Qoros 3 City SUV, and other SUV models. Qoros’ platform has been designed to enable the efficient introduction of new models in the C- and D- segments. Qoros also intends to introduce new vehicle models over time, including the introduction of models in other segments, such as the D-segment, as it expands its commercial operation in line with demand for its vehicles.

Well Engineered

Qoros developed its vehicles in accordance with international standards of quality and safety, as well as innovative features, working in conjunction with global entities from both automotive (e.g., Magna Steyr, Bosch, Getrag, Valeo) and non-automotive (e.g., Frog Design, Microsoft, China Unicom) industries. The Qoros 3 Sedan is Qoros’ first vehicle and has been recognized for best in class safety according to European standards, having been awarded the Euro NCAP’s maximum five-star rating. The Qoros 3 Sedan was the first Chinese-branded car to receive such a designation, was the second safest car ever rated by Euro NCAP in its 17-year history, and the safest car tested by Euro NCAP in 2013. Qoros 3 Sedan’s vehicle performance is competitive in its segment, particularly with respect to fuel economy, acoustics, aerodynamics, climatic comfort, and braking performance. For example, the Qoros 3 Sedan has a powertrain optimized for efficient fuel consumption and engine performance, resulting in competitive highway and city fuel consumptions of 4.9 L/100 km and 8.3 L/100 km, respectively. Additionally, the Qoros 3 Sedan demonstrates competitive braking performance according to Auto Motor and Sports’ standards.

Well Designed

Qoros has an experienced in-house design team, located in its design centers in Munich and Shanghai. The Qoros 3 Sedan’s design provides one of the most spacious interiors in the segment. In particular, the large shoulder room and rear leg room reflect important Chinese C-segment consumer preferences. The Qoros 3 Sedan is also one of the widest vehicles in its segment. Furthermore, in 2014, the Qoros 3 Hatch received the Red Dot Award, a prestigious design award, in recognition of its “striking and particularly successful detail solutions and also received the Telematics Update Award, for the best telematics product or service launch in an emerging market.”

Beyond Driving – QorosQloud

All of Qoros’ vehicles are equipped with a MMH, including a user friendly 8-inch capacitive touch screen with swipe gestured control HMI. Most of Qoros vehicles are equipped with the “QorosQloud,” a cutting-edge telematics and cloud-based entertainment and services system that delivers a variety of free (e.g., cloud-enhanced navigation, car care, and social sharing) and premium (e.g., real-time traffic, parking information, cloud-enabled map update, and safe drive monitoring) connectivity features. Qoros believes the features and the services provided by the QorosQloud integrates Qoros’ vehicle into the driver’s lifestyle, by virtually connecting the vehicle, the driver and the driver’s digital world. QorosQloud creates a digital ecosystem that, among other features, provides the driver with the following free features:

•	guiding services, offering trip planning, navigation services which, after parking, can continue to provide the user with directions via the use of mobile devices, and smart points of interest;

•	car care services, offering car status monitoring, booking of appointments for service maintenance, real-time monitoring of service maintenance status from a mobile device, driving behavior monitoring, which may help drivers in connection with their insurance, and monitoring of fuel efficiency; and

•	share services, offering check-in, shared trips and other social networking features.

The QorosQloud also provides drivers with remote access to their vehicle, providing key information with respect to the vehicle’s location, owner’s manual, warranty information, and vehicle diagnostics and maintenance, as well as, for an additional fee, enabling drivers to access real-time information such as traffic and surrounding points of interest from the vehicle.

Drivers of Qoros’ vehicles may also purchase premium connectivity features, such as access to dynamic, real-time parking and traffic information and live map updates, representing an additional source of revenue for Qoros.

Models under Development

Qoros is continuing to leverage its vehicle platform via its development of additional C-segment models, including the other SUVs it is developing in addition to the recently launched Qoros 3 City SUV, and the European and Electric Rear Axle (ERA) derivatives, which are in various stages of design, development, and production.

Information Technology

Qoros has designed a comprehensive IT infrastructure to support its operating model, including product processes, customer order processes, sales & service processes, and enterprise management and support processes. Qoros implemented most of these systems, such as its engineering, purchasing, and production control systems, in connection with its launch of the Qoros 3 Sedan.

Additionally, to support its recently commenced commercial sales, Qoros has also launched its marketing and sales systems, including its dealer management system, dealer portal, customer relation management system, and spare part and warranty systems.

Qoros’ Manufacturing; Property, Plants and Equipment

Qoros conducts its vehicle manufacturing and assembly operations at its recently completed 150 thousand unit per annum, 790,000 square meter factory by land size in Changshu, China, for which it has a land use right until March 4, 2062. Qoros’ western-standard manufacturing facility incorporates comprehensive, flexible capabilities, including body assembly, state-of-the-art paint shop, final vehicle assembly and end-of-line testing.

Qoros’ newly constructed paint shop uses cutting edge painting processes, such as TecTalis, a nanoceramic conversion coating process for metals, and the B1B2 compressed painting process, in which two layers of wet-to-wet basecoats are applied instead of the traditional application of a basecoat layer and a primer coating, to achieve production efficiency, improve painting quality, and minimize environmental impact. Qoros’ paint shop also utilizes state-of-the-art equipment and robots, to contribute to the overall effectiveness and efficiency of Qoros’ painting operations.

Qoros plans to continue to ramp up its production of the Qoros 3 Sedan and the Qoros 3 Hatch, as it deploys its full-scale commercial sales model. Qoros will adjust the manufacturing capacity of its manufacturing facility in accordance with the demand for its vehicles. Currently, the base installed volume of vehicles that can be manufactured, or the “technical capacity”, of Qoros’ recently completed manufacturing facility is 150 thousand units per annum. Through alterations of operating parameters, such as the utilization of different shift models, the volume of vehicles manufactured can be increased to approximately 220 thousand units per annum. This represents the manufacturing facility’s “shift capacity” and this shift capacity can be further increased through additional full shift and working day adjustments. Subject to approval from the relevant Chinese government authorities and additional investments in phase two of the manufacturing facility, the production capacity of Qoros’ manufacturing facility can subject to Qoros’ receipt of government approval, be further increased to up to approximately 440 thousand units per annum through a second stage plant expansion together with an optimized work shift model.

Qoros also has an operational design facility located in Munich, Germany, responsible for creating specific design aspects such as interior/exterior, color and trim, visualization, and graphics, of Qoros’ vehicle models. The design center attracts designers that are difficult to recruit in Shanghai, China, results in German-quality design of Qoros’ vehicle models, and assists in Qoros’ brand building activities in Germany and other European regions. The Qoros design team in Munich is part of the Qoros global design team.

Qoros’ Product Sourcing and Suppliers

Qoros sources the component parts necessary for its vehicle models from over 100 global suppliers. A majority of Qoros’ suppliers are European-based, with manufacturing facilities in China. Qoros aims to establish long-term relationships with its suppliers as a means of building loyalty, achieving competitive pricing, and achieving component quality and prompt delivery. Qoros has implemented enterprise resource planning and management software to automate its procurement and inventory processes and to integrate them with its financial accounting system. This resource management system allows Qoros to reduce and control costs by maintaining minimal inventories of the components and parts needed to conduct its manufacturing operations.

In 2009, Qoros entered into an agreement with Magna Steyr, a company engaged in automobile design and engineering, for the purposes of engaging Magna Steyr in the design and development of Qoros’ vehicle platform. Qoros has entered into additional contracts with Magna Steyr for the engineering and styling of its individual vehicle models, including the Qoros 3 Sedan, the Qoros 3 Hatch, and the Qoros 3 City SUV. Qoros also collaborates and sub-contracts with several other engineering firms for its product development activities.

Qoros utilizes a “managed outsourcing” model for the development of its vehicle models, which Qoros believes increases its operational effectiveness and efficiency. Under its “managed outsourcing” model, Qoros utilizes the knowledge it has acquired from its extensive customer research to develop its vehicles, including defining corresponding vehicle and (sub-)system level performance targets, formulating detailed design verification/testing plans, and managing vehicle development programs. The detailed implementation work necessary to develop Qoros’ vehicles is then carried out by engineering service providers and/or related suppliers in accordance with Qoros’ requirements. For information on Qoros’ relationship with, and the risks related to, Qoros’ suppliers, see “Item 3D. Risk Factors – Risks Related to Our Interest in Qoros – Qoros is dependent upon its suppliers.”

Qoros’ Patents and Licenses

Qoros owns the intellectual property rights related to motor vehicles that it has independently developed (including HMI, electric powered motor vehicles and relevant motor vehicles platforms, parts, components and accessories for motor vehicles) and also owns any and all brands, trade names, trademarks, or emblems developed in connection with, or with respect to, any of its vehicles.

Qoros has filed more than 800 trademark applications for Qoros major trademarks (e.g., QOROS, Qoros logos) and other trademark related to Qoros business in Asia (including Australia/New Zealand ), Europe, Middle

East, North America, South America, Africa, etc. by the end of 2013. “QOROS” has been registered in 43 countries (including 28 EU member countries); “Qoros Auto” has been registered in 33 countries (including 28 EU member countries); and Qoros’ logo has been registered in 34 countries (including 28 EU member countries).

For information on the risks related to Qoros’ ownership of its intellectual property, see “Item 3D. Risk Factors – Risks Related to Our Interest in Qoros – Qoros’ success depends, in part, upon its ability to protect its intellectual property.”

Qoros’ Marketing Channels

Qoros has implemented an integrated product, marketing and communication strategy, based upon extensive customer research. Since its inception, Qoros has commissioned more than a hundred primary marketing studies focusing upon key vehicle features, purchasing factors and consumer needs. Qoros’ centralized, in-house marketing team aims to utilize its market research and:

•	generate demand for Qoros’ vehicles and drive leads to Qoros’ dealerships and sales teams;

•	build long-term brand awareness and develop and manage Qoros’ reputation; and

•	employ effective marketing strategies in a cost-efficient manner.

To that end, Qoros conducted three marketing campaigns in 2013, aimed at informing its target customer base of the commencement of the commercial sales of Qoros’ first vehicle model, the Qoros 3 Sedan. These campaigns included three major auto shows (in Geneva, Shanghai, and Guangzhou), TechDay, and various Media Test Drive events that involved the display and demonstration of the Qoros 3 Sedan. These demonstration events ranged from widely attended auto shows to smaller sales-oriented events. In preparation for the launch of the Qoros 3 Hatch (which launched in late June 2014), Qoros has developed similar marketing campaigns, including attendance of the Geneva and Beijing auto shows, which took place earlier in 2014, and the Chengdu and Guangzhou auto shows, which will take place later in 2014. For example, in mid-December 2014, Qoros launched its Qoros 3 City SUV, which was introduced at the Guangzhou Auto Show in December. In marketing its products, Qoros frequently utilizes various channels relevant to its targeted demographic, as determined by a study Qoros commissioned to assess the effectiveness of various marketing mediums in reaching Qoros’ targeted consumer base. Significant among these channels, is Qoros’ utilization of online, and pay-per-click ads. Qoros also advertises via television, office, LCD, and print ads, road shows and test drives.

Qoros’ Dealers

Qoros markets its vehicles in China through a network of independent authorized retail dealers, with whom Qoros enters into non-exclusive relationships. A portion of Qoros’ dealerships are 4S dealer stores, providing Qoros’ customers with dealers and authorized salesmen, showrooms, and service and parts, under one roof; the remaining portion of Qoros’ dealership network comprises only showrooms. Locations of Qoros’ dealerships have been identified in Qoros’ extensive research, with a view to optimizing and increasing Qoros’ market coverage. Although Qoros has experienced delays in the expansion of its dealer network, as of September 30, 2014, 52 Qoros dealerships were fully operational and 36 additional Qoros dealerships were under construction. Additionally, as of September 30, 2014, Qoros had executed 119 Memorandums of Understanding with respect to the potential development of additional dealerships. The dealership facilities are based on Qoros’ branded construction plans, to ensure consistency and quality, and are constructed by the dealer using its own capital resources, with partial reimbursements received from Qoros.

Qoros enters into a contract with each authorized dealer, agreeing to sell to the dealer all specified vehicle lines at wholesale prices and granting to the dealer the right to sell those vehicles to retail customers from an approved location. It is expected that, Qoros dealers will offer the full vehicle model lineup offered by Qoros. Authorized Qoros dealers also offer parts, accessories, service and repairs for Qoros’ vehicles, using genuine Qoros parts and accessories obtained directly from Qoros. Qoros’ dealers are authorized to service Qoros’ vehicles under Qoros’ limited warranty program, and those repairs are required to be made only with Qoros’ parts. In addition, most of Qoros’ dealers also provide their customers access to retail financing, vehicle insurance and warranty packages.

Because dealers maintain the primary sales and service interface with the end consumer of Qoros’ products, the quality of Qoros’ dealerships and its relationship with its distributors are critical to its success. Qoros conducts rigorous training for dealers with respect to its vehicle models and ancillary and aftersales products, most of which are required to be completed prior to the opening of a dealer’s operations. Qoros’ training program for dealers includes (i) a step-by-step course plan, which includes an initial launch training, (ii) a three leveled core curriculum with a final certification test, and (iii) subject-specific training when appropriate (e.g. the launch of a new product, a QorosQloud upgrade, etc.). Dealers are also expected to undergo subject-specific trainings throughout subsequent years. Pursuant to the terms of its standard dealer arrangement, Qoros’ dealers are required to periodically participate in ongoing training and educational sessions regarding Qoros, its vehicle models, and the servicing of its vehicles.

For information on the risks related to Qoros’ relationship with its dealers, see “Item 3D. Risk Factors – Risks Related to Our Interest in Qoros – Qoros depends upon a network of independent dealers to sell its automobiles.”

Aftersales and Services

In connection with the launches of the Qoros 3 Sedan, the Qoros 3 Hatch, and the Qoros 3 City SUV, Qoros is continuing to ramp up the aftersales and services it offers for its vehicle models through its network of authorized dealers. Qoros drivers can utilize their QorosQloud to respond to service invitations, make and secure appointments, and report issues on their vehicle in advance of any servicing appointments. Aftersales and services are provided pursuant to warranties and for a fee where warranty coverage is not available.

Qoros’ Customers

Qoros’ intended target audience consists of young, modern, urban consumers between the ages of 25 and 35, with an average-to-high level of income, who are interested in purchasing an accessorized, value-for-money automobile. Qoros also plans to target government fleets and, since January 2014, selected variants of the Qoros 3 Sedan has become authorized for purchase by Jiangsu government officials.

In the future, Qoros also expects to enter into select European, and potentially other, markets as it expands its commercial operation. Qoros’ targeted European demographic differs from its targeted Chinese consumer. In Europe, Qoros expects to target the same customer segment and to target consumers that live in a household that is accustomed to purchasing one car per family member (as opposed to one car per household).

Retail Financing Program

Customer financing is available through dealers and financing packages are also offered by Chery Motor Finance Service, Co. Ltd. a Wuhu Chery affiliate. Qoros does not provide direct financing to customers at this time.

Warranty Program

Qoros provides a 36 month or 100,000 km limited warranty with every Qoros vehicle model and also provides 36 months of free, twenty-four hour, 365 days roadside assistance. Qoros’ limited warranty, which is similar to those offered by other international OEMs, is subject to certain limitations, exclusions or separate warranties, including certain wear items, such as tires, brake pads, paint and general appearance, and battery performance, and is intended to cover parts and labor to repair defects in material or workmanship in the body, chassis, suspension, interior, electronic systems, battery, powertrain and brake system. As Qoros expands to other countries in the future, Qoros’ warranty coverage may vary from country to country in accordance with applicable laws and regulations. In addition to the standard 36 month warranty that is provided with each vehicle model, in the future Qoros also intends to offer an extended warranty package to its customers, covering numerous servicing options over a longer period of time.

Qoros’ Competition

The passenger vehicle market in China is highly competitive, with competition from many of the largest global manufacturers (acting through joint ventures) and established domestic manufacturers. As the size of the Chinese market continues to increase, Qoros anticipates that additional competitors, both international and domestic, may seek to enter the Chinese market and that market participants will act to maintain or increase their market share. In particular, Qoros expects the European, U.S., Korean and Japanese automakers to be its chief competitors.

Qoros’ Seasonality

In general, demand for new cars in the Chinese automobile industry peaks during three periods: March – April, September – October, and December – January. The Chinese automobile industry generally experiences reduction in demand during February, July and August. It is expected that Qoros will experience similar seasonality with respect to its sales.

Qoros’ Joint Venture Agreement

We are party to a Joint Venture Agreement, entered into on February 16, 2007 (which has been amended, supplemented or otherwise modified since then) that sets forth certain rights and obligations of each of Quantum, the wholly-owned subsidiary through which we own our equity interest in Qoros, and Wuhu Chery with respect to Qoros. The Joint Venture Agreement is governed by Chinese law. Pursuant to the terms of the Joint Venture Agreement, each of Kenon, through Quantum, and Wuhu Chery is required to invest pro rata amounts into Qoros at various and specified intervals. The Joint Venture Agreement also contains provisions regarding (i) the joint approval of “substantial matters” (e.g., changes to Qoros’ articles of association; the merger, amalgamation, split or public offering of Qoros) via unanimous approval from Qoros’ board of directors; (ii) the selection of Qoros’ Board of Directors and senior management; (iii) a prohibition against the sale/assignment/transfer/pledge of either party’s interest in Qoros, subject to certain exceptions, and (iv) indemnification, confidentiality, non-competition, and liquidation processes.

Pursuant to the terms of our Joint Venture Agreement, we have the right to appoint three of Qoros’ six directors and Wuhu Chery has the right to appoint the remaining three of Qoros’ six directors. We also have the right to, together with Wuhu Chery, jointly nominate Qoros’ General Manager and Chief Financial Officer. The joint nomination of Qoros’ General Manager and Chief Financial Officer are each subject to the approval of Qoros’ board of directors by a simple majority vote. In December 2014, Wuhu Chery replaced one of its director appointees, who had also served as Chairman and General Manager of Qoros. Wuhu Chery appointed a new director to replace this person and appointed one of its existing directors as Chairman. The appointed Chairman will also serve as the interim General Manager of Qoros.

Additionally, Wuhu Chery may, in the event of the termination of the Joint Venture Agreement, purchase our interest in Qoros at an agreed upon price or at the price determined by an independent appraiser selected or appointed as applicable, pursuant to the valuation procedure set forth in the Joint Venture Agreement. The nationalization or confiscation, in whole or in substantial part, of Qoros’ assets, or Qoros’ bankruptcy, for example, are all termination events that may trigger Wuhu Chery’s purchase rights. Furthermore, the Joint Venture Agreement also contains provisions relating to the transfer and pledge of Qoros’ shares, the appointment of executive officers and directors, and the approval of “substantial matters,” which may prevent us from making decisions we deem desirable.

Each of IC and Chery has committed to provide Qoros with RMB3.725 billion (approximately $599 million) of capital contributions. As of June 30, 2014, each of IC and Chery had contributed RMB3.7 billion (approximately $595 million) of capital, representing approximately 99% of their individual committed capital contribution, and was obligated to contribute RMB25 million (approximately $4 million), to Qoros. We expect to contribute our remaining RMB25 million (approximately $4 million) by the end of the first half of 2015. Additionally, each of Kenon and Chery has guaranteed the full performance and observance by Quantum and Wuhu Chery, respectively, of, and compliance with, all covenants, agreements, obligations and liabilities applicable to Quantum or Chery, as applicable, under and in accordance with the terms and conditions of the Joint Venture Agreement. As a result, Kenon and Chery are effectively subject to the terms of the Joint Venture Agreement.

The Joint Venture Agreement will expire in December 2032 and either we or Chery may terminate the Joint Venture Agreement prior to this date, under certain circumstances, and subject to certain conditions. For further information on the risks related to the Joint Venture Agreement, including the risks related to Chery’s status as a state controlled holding enterprise, see “Item 3D. Risk Factors – Risks Related to Our Interest in Qoros – Qoros is a joint venture in which our interest is only 50%.”

Qoros’ Legal Proceedings

Audi Proceedings

Audi requested a preliminary injunction, or PI, regarding Qoros’ model name “GQ3” at Hamburg Court in Germany in January 2013. The Hamburg Court issued a PI order on January 14, 2013, which prohibited Qoros from using GQ3 as its model name in Germany. Qoros filed an opposition to the PI at the Hamburg Court on

June 26, 2013. The Hamburg Court issued a written decision to uphold the PI on January 20, 2014. Qoros appealed the decision in February 2014. Additionally, Audi requested a PI regarding Qoros cars’ rear part configuration with Qoros’ logo in the middle of the trunk lid and “3” at the right side of the chrome strip (hereinafter “Qoros logo + 3” configuration) at Hamburg Court on March 7, 2013. The Hamburg Court issued a PI order on March 12, 2013, which prohibits Qoros from using “Qoros logo + 3” configuration in its cars in Germany. Qoros filed an opposition to the PI at the Hamburg Court. The Hamburg Court issued a written decision to revoke the PI on September 24, 2013 and Audi appealed the decision.

In September 2014, Qoros and Audi agreed on a settlement of all pending legal disputes.

V Cars LLC Proceedings

On each of July 20, 2008, March 17, 2010 and October 16, 2013, V Cars LLC (formerly Visionary Vehicles) filed claims against IC, Quantum, Chery and/or individuals related to Chery in U.S., Hong Kong and Israeli forums. Generally, the claims, which are at various stages of adjudication, allege V Cars LLC conducted negotiations with Chery for the establishment of a joint venture for production of vehicles in China and distribution thereof in the United States and was forcibly removed from such discussions by IC, Quantum Chery and/or individuals related to Chery. With respect to the 2013 suit, V Car LLC asserts it is entitled to approximately NIS 600 million (approximately $153 million) in damages, representing 28% of the value of Qoros as of the filing date of V Car LLC’s claim. Alternatively, V Car LLC claims it is entitled to a customary fee (amounting to approximately 10% of IC’s investment in Qoros). IC believes it has strong arguments to support its claim and each of Quantum and Chery have committed to indemnify each other under certain circumstances. Quantum is no longer a party to the single proceeding in which it was initially named. Neither Kenon, any of our subsidiaries, nor Qoros are party to these proceedings.

Qoros’ Regulatory, Environmental and Compliance Matters

Qoros is subject to regulation, including environmental regulations, in China and the Jiangsu Province. Such regulations are becoming increasingly stringent and focus upon the reduction of emissions, the mitigation of remediation expenses related to environmental liabilities, the improvement of fuel efficiency, and the monitoring and enhancement of the safety features of Chinese vehicles. Qoros’ facility, activities and operations are subject to continued monitoring and inspection by the relevant Chinese authorities. Qoros believes that it is in compliance with applicable Chinese government regulations.

Additionally, certain of Qoros’ corporate activities are subject to the regulation and approval of the competent authorities in China. Such activities include capital increases by loans to, or investments in Qoros, changes in the structure of Qoros’ ownership, increases in the production capacity, construction of Qoros’ production facilities, registration and ownership of trademarks, relocation of Qoros’ head office, the formation of subsidiaries, and the inclusion of Qoros’ products in the national catalogue for purposes of selling them throughout China. For further information on Qoros’ regulatory, environmental and compliance risks, see “Item 3D. Risk Factors – Risks Related to Our Interest in Qoros – Qoros is subject to Chinese regulation and its business or profitability may be affected by changes in China’s regulatory environment.”

ZIM

We have a 32% stake in ZIM, an international shipping company in which we held an approximately 99.7% equity interest up to July 16, 2014. As an historically consolidated subsidiary, ZIM accounted for 69% and 77% of our revenues and 27% and 18% of our combined EBITDA in the six months ended June 30, 2014 and the year ended December 31, 2013, respectively, and 40% and 43% of our assets as at June 30, 2014 and December 31, 2013, respectively. Since its establishment in 1945, ZIM has developed into a large carrier in the global container shipping industry, operating a fleet of container vessels via a complex feeder network that operates from hub ports on all major international trade routes according to a fixed schedule. As of June 30, 2014, ZIM operated 88 vessels (of which 27 were owned, or jointly-owned, and 61 were chartered) with a total shipping capacity of 357,692 TEUs, operating along 78 global and regional lines calling at ports in 127 countries worldwide. ZIM offers proven shipping solutions, including the transportation of out-of-gauge cargo (i.e., cargo that is placed in a “special container” or cargo that is over-dimension in height and/or width and/or length and/or weight that cannot be placed into a regular or “Special” container), perishable goods, or hazardous cargo and also offers “end-to-end” shipping services, including overland transport, distribution, storage, land transportation, customs brokerage and freight services, and an extensive global logistics network that services customers from different industries and complements and supports ZIM’s primary transport activities.

In the wake of the 2008 global financial crisis, the global shipping industry experienced a severe crisis, resulting in a significant decrease in the profitability of shipping companies worldwide, particularly container shipping companies. In 2009, ZIM estimated that it expected a cash flow deficit of up to approximately $1 billion in the years 2009 to 2013 due to the collapse of global trade in connection with the financial crisis. Accordingly, in November 2009, ZIM entered into a consensual plan to restructure its financial and other obligations, including a renegotiation of covenants in its debt facilities and a reduction of charter rates. Due to the worsening of conditions in the container market in 2011, ZIM’s operating results were not consistent with the covenants in its debt facilities (as renegotiated in 2009), and as a result ZIM sought waivers from its creditors from compliance with these covenants, and by the second quarter of 2012, ZIM obtained the required waivers. However, the shipping crisis continued into 2012, primarily as a result of persistent high fuel prices, slow growth in demand, and a supply of shipping services that exceeded demand. The principal result of these crises has been an increase in competition within the shipping industry, an increase in cooperative operational agreements between international shipping companies, downward pressure on slot and freight rates, volatility in charter and spot market rates. The persistence of such difficult conditions in the shipping industry and the increase in competition have significantly impacted international shipping companies, including ZIM, and has led to ZIM’s failure to comply with the conditions, including financial covenants, of most of the agreements relating to its outstanding debt and other liabilities. In 2013, ZIM took measures to address the continuing effects of the crisis in the container industry, including the postponement of payments of principal with respect to certain of its debt, the cancellation of newbuild orders and the commencement of discussions with its creditors. Commencing in the third quarter of 2013, a “going concern” reference was included in ZIM’s financial statements, and as a result, most of ZIM’s creditors were entitled to demand the immediate repayment of their debts. Based on ZIM’s financial statements as of December 31, 2013 and June 30, 2014, the amount of ZIM’s outstanding liabilities exceeded the current value of ZIM’s assets.

On July 16, 2014, ZIM completed its financial restructuring, reducing ZIM’s outstanding indebtedness and liabilities (face value, including future off-balance sheet commitments in respect of operational leases and with respect to those parties participating in the restructuring) from approximately $3.4 billion to a remaining balance of approximately $2 billion. As a result, ZIM is not in default under any of its loans or outstanding liabilities and the lenders under ZIM’s loans no longer have the right to demand ZIM’s immediate repayment of such indebtedness. Additionally, as of September 30, 2014, ZIM was in compliance with its minimum liquidity covenant of $125 million. As part of ZIM’s restructuring, IC invested $200 million in ZIM’s capital structure and ICs’ ownership of ZIM (which will be contributed to Kenon) was reduced to 32% of ZIM’s outstanding shares. Pursuant to ZIM’s articles of association, IC alone, or together with others, has the right to appoint not more than 2 directors to ZIM’s board of directors (even if its percentage of holdings in ZIM’s share capital entitles IC to appoint more than 2 directors to ZIM’s board of directors). The above right will expire in the event ZIM’s board of directors consists of more than 9 directors, in which case IC will be entitled (alone or together with others) to appoint a number of directors that corresponds to its holdings percentage in ZIM.

For further information on the terms of ZIM’s restructuring plan, see “Item 5B. Liquidity and Capital Resources – ZIM’s Liquidity and Capital Resources – ZIM’s Restructuring Plan.”

ZIM’s Operational Restructuring

In addition to its financial restructuring, which ZIM completed on July 16, 2014, ZIM is continuing to revise its operational strategies and has committed itself to additional cost reduction practices in order to position itself as a more efficient and profitable carrier. These strategies include focusing ZIM’s operations on three key trade zones: the Trans-Pacific, the Asia-Black Sea/Mediterranean Sea sub-trade zones, and the Intra-Asia trade zones. ZIM has implemented “ZIMpact”, a comprehensive strategy designed to improve ZIM’s commercial and operational processes by reducing ZIM’s operational expenses while simultaneously seeking to increase its profitability. A description of the key elements of ZIM’s strategy is set forth below. Since 2010, and its implementation of ZIMpact, ZIM improved its cost structure and reduced the differential between its profitability level and the industry’s average profitability level (as ZIM’s profits were lower than the industry average in previous years). Additionally, ZIM generated positive EBITDA in the six months ended June 30, 2014 and the years ended December 31, 2013 and 2012. ZIM believes its financial restructuring will enable it to focus its management’s attention on strategy execution, including the upgrading of its fleet to larger, more efficient vessels, its potential entry into strategic alliances, and a future IPO or liquidity event.

A description of the key elements of ZIM’s strategies, which were initiated in 2010, is set forth below.

Improve Trade Coverage: Be Smart – ZIM has identified key trade zones of operation in which ZIM believes it could increase its operational activities and achieve a more effective and profitable platform: the Trans-Pacific, the Asia-Black Sea/Mediterranean Sea sub-trade zone, and the Intra-Asia trade zone. ZIM believes that these zones, which represented approximately 59% of ZIM’s transported volume in 2013, offer the highest growth potential within the container shipping industry. To that end, ZIM has increased its coverage within these key trade zones, expanded its operations in the Trans-Pacific trade zone by, for example, entering into new partnership/cooperative agreements, including a partnership with the G6 in the Trans-Pacific trade zone, and restructured its flagship services to focus on its Trans-Pacific operational activities. ZIM intends to continue to increase its presence in this and other key trade zones and to reduce its exposure in its non-strategic trade zones. Additionally, ZIM has reduced its presence in the other trade zones in which it previously operated, particularly the Trans-Atlantic and the East-Africa trade zones, trade zones which ZIM deems to be less profitable for its operations.

Restructure Go-To-Market: Be Effective – ZIM has restructured its sales force and sales processes in more than 13 of the key markets in which it operates and is in the process of restructuring such channels for the other markets in which it operates. ZIM’s strategy to improve its sales function has focused ZIM’s restructuring plans on improving customer service and shared services infrastructure, updating the skillset of ZIM’s employees, improving coordination among its business units (the units responsible for the various geographic regions and countries) and establishing targets, processes and tools for implementation of this strategy. Surveys of ZIM’s customers since its implementation of ZIMpact have indicated increased customer satisfaction for the third year in a row.

Reduce Costs: Be Efficient – ZIM intends to continue to improve its cost structure by reducing its key variable costs (e.g., cargo handling, land transportation expenses, balancing costs, etc.) and key fixed costs (e.g., bunker, charter hire). Since the deployment of ZIMpact in 2010, ZIM has altered its bunkering locations and processes, including the technical modification of its vessels to improve fuel consumption. Additionally, ZIM has established a global procurement unit tasked with negotiating the terms of, and maintaining relationships with, ZIM’s suppliers, as well as establishing standardized procurement procedures. ZIM has also improved the effectiveness and efficiency of its land transportation ancillary services. ZIM plans to continue to seek cost reductions through various measures, including:

•	adding competitive, efficient vessels, particularly large vessels, to its fleet, so as to improve its slot cost efficiency;

•	increased slow-steaming, which involves operating vessels at less than their maximum speeds, to increase fuel efficiency and thereby reduce bunker expenses;

•	implementing additional initiatives, including entry into joint procurement agreements, participation in e-auctions, further technical modifications to its fleet in order to improve fuel consumption; and

•	scrapping vessels earlier than common practice, so as to reduce the utilization of inefficient vessels and thereby improve its overall fleet efficiency and bunker expenses.

ZIM’s Industry Overview

ZIM operates in the liner shipping sector and provides container space/allocation in connection with its operation of regular routes between fixed destinations, within and between trade zones, according to set schedules and anchoring at ports in accordance with a predetermined schedule. ZIM provides maritime transport services to customers from a range of trade, industry and manufacturing sectors, each according to either pre-determined or spot rates. The maritime transportation industry provides a vital link in international trade, with oceangoing vessels representing the most efficient, and often the only, means of transporting large volumes of commodities, semi-manufactured goods and finished products.

Overview of the Container Shipping Market

Container cargo is shipped primarily in 20-foot or 40-foot containers and includes a wide variety of raw materials, commodities, semi manufactured goods and finished products. There are four core trade zones in the container shipping industry: the Trans-Pacific, Asia-Europe, Trans-Atlantic and Intra-Asia trade zones. Trade along the East-West routes is primarily driven by United States and European consumer demand for products made in Asia. Supporting these routes are the North-South routes and a network of regional routes, including the Europe-Mediterranean, Caribbean-United States, Europe-South America, Asia-Australia and North America-South America routes.

According to Drewry, 176.5 million TEUs were transported in 2013 by sea. According to the United Nations Conference on Trade and Development’s review of maritime transport, 9.17 million tons of all types of cargo were transported by sea in 2013, of which 1.57 million tons were shipped in containers (17% of all cargo). Although container cargo represented 11.5% of the global volume of seaborne cargo transported in 2013, it represented 52% of its total value. Container shipping is the fastest growing sector of international shipping, benefiting from a shift in cargo transport towards unitization. Container sector average growth during 2011-2013 was slightly above 5% (versus 14.6% in 2010) and Drewry’s 2014 growth forecast is approximately 4.7%. Additionally, from 2000 to 2013, the CAGR in world seaborne trade was 4.8%, while containers were the fastest growing sector by a significant margin during this period with a 6.8% CAGR.

The container shipping industry has also experienced a reduction in the excess vessel capacity that has characterized the industry since 2008. As of October 1, 2014 the world cellular fleet of containerships consisted of 4,990 vessels totaling 17.2 million TEUs in nominal capacity, as compared to 12.8 million TEUs as of October 2009. Cellular fleet growth for 2013 was 6.4% as compared to 4.6% global throughput growth, with 1.3 million TEUs delivered to the industry. Nevertheless, Drewry’s 2013 global supply-demand index reflects an improved state of equilibrium for the container shipping industry as a result of the slightly lower capacity growth of 5.5% in 2013 (versus 6.1% in 2012) primarily due to increased scrapping (which reduced the net addition of capacity to 895,000 TEUs) and a slower rate of deliveries of newbuilds. An average annual growth in capacity supply of 6.5% was seen during 2011-2013. Additionally, Drewry’s 2014 growth forecast is approximately 5.6%.

Regionally, emerging economies, particularly Brazil, India, China and South Africa, have helped to increase container traffic volumes within the container shipping industry. Structural difficulties within these countries, along with reduced growth in the leading economies, however, have contributed to the recent deceleration of the container market volume’s growth. Therefore, although global economic activity and international trade have increased since the recession in 2008-2009, growth rates in container volumes transported have declined, with growth rates of 5.8%, 4.0% and 4.1% in 2011, 2012 and 2013, respectively, as compared to historic growth rates that generally exceeded 5% prior to the global economic recession, according to Drewry.

Containership Demand

Global container trade has increased every year since the introduction of long-haul containerized shipping routes in the late 1960s, with the exception of 2009 when it decreased for the first time and experienced a 10% reduction in volume as a result of the worldwide recession. However, global container trade has since recovered in the wake of renewed growth in the world economy and has been growing by an average of 7.1% annually between 2010 and 2013, according to Drewry.

Historically, there has been a strong correlation between trends in GDP and container demand and a GDP multiplier was typically used to forecast container demand. Since the onset of the global economic crisis in 2008, this correlation has been weaker and the multiplier has become much smaller. Notwithstanding recent trends, global container trade is generally driven by trends in economic output and consumption, changes in global sourcing and changes in patterns of world trade. In addition, there are several structural factors that also impact global container trade, including changes in world trade, changes in global sourcing and manufacturing, and the continued containerization of traditional shipping sectors, such as bulk and refrigerated cargo markets.

Containership Supply

Containerships range in size from vessels that carry less than 500 TEUs, to those with capacity of up to 19,000 TEUs. The main categories of ship are broadly as follows:

•	Mega-vessels (above 13,000 TEUs);

•	Large & Very Large (8,000 – 13,000 TEUs)

•	Post Panamax (5,000 to 7,999 TEUs), so-called because of their inability to trade through the existing Panama Canal, although there are plans to widen the existing Panama Canal, with completion scheduled in 2016, which will allow ships up to 13,000 TEUs to transit the waterway;

•	Panamax (3,000 to 4,999 TEUs);

•	Intermediate (2,000 to 2,999 TEUs);

•	Handysize (1,000 to 1,999 TEUs); and

•	Feeder (less than 1,000 TEUs).

Competition

ZIM competes with other liner shipping companies to provide transport services to customers worldwide. The market is significantly concentrated with the top three carriers (A.P. Moller-Maersk Group, Mediterranean Shipping Company, and CMA CGM S.A.) accounting for 36.4% of the global capacity, and the remaining top 20 carriers each controlling less than 5% of the capacity. ZIM controls 1.9% of the global container shipping capacity and is ranked eighteenth among shipping carriers globally (in terms of TEU capacity).

Source: Alphaliner

Cooperative Operational Arrangements

To compete in an oversupplied market and to minimize costs, the major containership operators have created, and are continuing to create and enter into, cooperative operational arrangements, also known as consortia arrangements, which enable rationalization of the activities of the carriers, realization of economies of scale in the operation of vessels and utilization of port facilities, promotion of technical and economic progress and greater, more efficient utilization of container and vessel capacity. Generally, consortia arrangements vary significantly ranging from those that are highly integrated and require a high level of investment to flexible slot exchange and slot purchase agreements. Alliances refer to highly integrated and multiple string consortia. Currently, the primary global alliances operating on the east-west shipping lines are the G6 Alliance (comprising APL Ltd, or APL, Hapag-Lloyd, Hyundai Merchant Marine, Mitsui OSK Lines, Nippon Yusen Kaisha and Orient Overseas Container Line, or OOCL, merging the former New World Alliance with the Grand Alliance) and the CKYHE Alliance (comprising Cosco, K Line, Yang Ming, Hanjin and Evergreen). Additionally, A.P. Moller-Maersk and Mediterranean Shipping Company, the world’s two largest container liner companies, recently announced a 10-year vessel sharing agreement (expected to become effective in January 2015, subject to regulatory approval by the appropriate bodies) that will operate in the east-west trades and will include 185 vessels, representing an estimated capacity of 2.1 million TEUs and CMA CGM S.A., UASC and CSCL also announced the formation of their “OceanThree” alliance expected to become effective on the third week of January 2015 (subject to regulatory approval by the appropriate bodies) and operating 159 vessels, which represent an estimated capacity of 1.5 million TEUs. In addition to these alliances, there are also other operational agreements or partnerships between carriers to share costs and jointly fill cargo capacity, so as to more efficiently operate single service string or multiple strings within a trade. ZIM, for example, has an arrangement with the G6 Alliance for certain of ZIM’s Trans-Pacific routes and has an arrangement with OOCL in connection with certain of ZIM’s Cross Suez routes. Recently, ZIM entered into an agreement with Hapag Lloyd for ZIM’s operations in the Trans-Atlantic trade zone. Generally, ZIM has agreements with industry leading carriers in most of the trade zones in which it operates.

Outlook and Key Trends

The oversupply of vessel capacity is expected to continue in the near future as the global fleet continues to increase (net of scrappings). This sustained orderbook activity is primarily driven by the addition of larger and more cost-efficient vessels, which are expected to increase supply relative to demand. Orders for vessels with a capacity of 7,500 TEU or higher, for example, accounted for 83% of the total orderbook (in terms of TEU), according to Alphaliner’s October 2014 report.

Carriers are using various measures to adjust capacity and reduce their costs, including the entry into operational cooperation agreements to rationalize their liner networks. Other measures to address this over-capacity include scrapping or slow steaming (which reduce bunker expenses), idling vessels, blank sailings, and delaying the placement of orders, or delivery of new-builds.

Containership Rates

Freight rates are mainly driven by containerized demand and supply balance and have historically been highly volatile. Other factors also affect freight rates, such as changing market sentiment and carrier behavior, as reflected by deviations in freight rates that are sometimes greater than suggested by the existing demand and supply imbalance.

ZIM’s Financial Restructuring

In the wake of the 2008 global financial crisis, the global shipping industry experienced a severe crisis, resulting in a significant decrease in the profitability of shipping companies worldwide, particularly container shipping companies. In 2009, ZIM estimated that it expected a cash flow deficit of up to approximately $1 billion in the years 2009 to 2013 due to the collapse of global trade in connection with the financial crisis. Accordingly, in November 2009, ZIM entered into a consensual plan to restructure its financial and other obligations, including a renegotiation of covenants in its debt facilities and a reduction of charter rates. Due to the worsening of conditions in the container market in 2011, ZIM’s operating results were not consistent with the covenants in its debt facilities (as renegotiated in 2009), and as a result ZIM sought waivers from its creditors from compliance with these covenants, and by the second quarter of 2012, ZIM obtained the required waivers. However, the shipping crisis continued into 2012, primarily as a result of persistent high fuel prices, slow growth in demand, and a supply of shipping services that exceeded demand. Uncertainty and unpredictability are still clouding the global economy in general, and the container shipping industry, which is directly affected by global economic changes, in particular. The principal result of these crises has been an increase in competition within the shipping industry, an increase in cooperative operational agreements between international shipping companies, downward pressure on slot and freight rates, volatility in charter and spot market rates. These conditions have resulted in an increase in the deployment of larger vessels, including mega-vessels, which increase the global capacity of containerships. The persistence of such difficult conditions in the shipping industry and the increase in competition have significantly impacted international shipping companies, including ZIM, resulting in a significant adverse effect on ZIM’s business results and profitability. These difficult conditions in the global shipping industry have resulted in a significant decline in profitability achieved by ZIM, which has led to ZIM’s default under most of its debt facilities relating to its outstanding indebtedness. In 2013, ZIM took measures to address the continuing effects of the crisis in the container industry, including the postponement of payments of principal with respect to certain of its debt, the cancellation of newbuild orders and the commencement of discussions with creditors. Commencing in the third quarter of 2013, a “going concern” reference was included in ZIM’s financial statements, and as a result, among other things, most of ZIM’s creditors were entitled to demand the immediate repayment of their debts. Based on ZIM’s financial statements as of December 31, 2013 and June 30, 2014, the amount of ZIM’s outstanding liabilities exceeded the current value of ZIM’s assets.

On July 16, 2014, ZIM completed its financial restructuring, reducing ZIM’s outstanding indebtedness and liabilities (face value, including future off-balance sheet commitments in respect of operational leases and with respect to those parties participating in the restructuring) from approximately $3.4 billion to a remaining balance of approximately $2 billion. As a result, ZIM is not in default under any of its loans or outstanding liabilities and the lenders under ZIM’s loans no longer have the right to demand ZIM’s immediate repayment of such indebtedness. Additionally, as of September 30, 2014, ZIM was in compliance with its minimum liquidity covenant of $125 million. As part of ZIM’s restructuring, IC invested $200 million in ZIM’s capital structure and ICs’ ownership of ZIM (which will be contributed to Kenon) was reduced to 32% of ZIM’s outstanding shares. For further information on the terms of ZIM’s restructuring plan, see “Item 5B. Liquidity and Capital Resources – ZIM’s Liquidity and Capital Resources – ZIM’s Restructuring Plan.”

ZIM’s Description of Operations

ZIM operates in the liner shipping sector and provides container space/allocation in connection with its operation of regular routes between fixed destinations, within and between trade zones, according to set schedules and anchoring at ports in accordance with a predetermined schedule and according to either pre-determined or spot rates. ZIM operates globally in the maritime container shipping industry, although its key operational activities are conducted in the Trans-Pacific, Asia-Europe, and Intra-Asia trade zones. In 2013, these key trade zones accounted for approximately 69% of ZIM’s total carrying capacity (measured in TEUs).

ZIM operates a network of 78 global and regional lines that are linked to strategically located transshipment hubs. Generally, ZIM’s shipping lines offer weekly fixed-day calling services at certain ports of call, using a fixed number of vessels with similar characteristics serving in a specific shipping line. ZIM’s global and regional shipping lines are usually linked to each other through one or more primary or secondary transshipment hubs, strategically connecting between main lines and/or to feeder lines that create a wider network and a connection to and from smaller ports within the vicinity. Vessels operating on the feeder lines also provide regional transport services, participating in regional trade and improving their utilization rates.

A portion of ZIM’s global and regional lines are operated in the framework of cooperative operational agreements with other shipping companies. These agreements are primarily based on the following structures: the joint operation of shipping services by vessel sharing agreements, the exchange of capacity between shipping companies and the sale/purchase of slots on vessels operated by other shipping companies. ZIM is seeking to increase the efficiency of its shipping lines and the utilization rates of its fleet, by expanding its network of cooperative operational agreements.

In addition to marine transport activities, ZIM provides ancillary logistical services that complement and support its primary transport activities. These “door-to-door” services include freight forwarding, containerization terminals, bonded storage, overland transportation services, and insurance and insurance brokerage services. ZIM’s revenues from its ancillary services did not exceed 8% of its total revenue in the six months ended June 30, 2014 and the years ended December 31, 2013 and 2012, ZIM also holds equity interests in a number of non-shipping enterprises, including a 20% ownership interest in port facilities in Antwerp, Belgium, and a 40% ownership interest in a port facility in Tarragona, Spain. In 2013, ZIM sold its 25% interest in a container manufacturing factory located in the South of China, and its 55% interest in a container manufacturing factory located in the North of China and approximately 50% of its interest in a logistics company located in Israel.

The map below illustrates ZIM’s trade zones of operation, as of December 31, 2013, and the percentage of TEUs transported by zone:

The following table sets forth, with respect to each trade zone in which ZIM operates, the distribution of TEU transported, revenues, and operating profit/loss for 2013 and 2012:

	2013			2012
		M$			M$
Trade Zone	Transported (000s TEU)	Revenues	Operating Profit / Loss[2]	Transported (000s TEU)	Revenues	Operating Profit / Loss[2]
	Key Trade Zones
	(in millions of USD, unless otherwise indicated)
Trans-Pacific	746	$1,265	$(53)	722	$1,359	$(66)
Asia-Europe	637	763	(118)	611	862	(123)
Intra-Asia	368	254	(10)	281	199	12

	Other Trade Zones:
Trans-Atlantic	290	411	(35)	322	437	(45)
Intra-Europe[1]	217	225	25	225	237	51
Intra-America	116	209	15	121	222	13
Other	145	555	(15)	125	644	(48)

Total	2,519	$3,682	$(191)	2,407	$3,960	$(206)

1.	In 2012, the Intra-Europe trade primarily utilized the Asia-Europe trade infrastructure.
2.	Including capital gains, subsidiaries and agencies (above 50%) and sundry income/expenses.

Key Trade Zones

Trans-Pacific Trade Zone

The Trans-Pacific trade zone, which covers trade between Asia (mainly China) and the east coast and west coast of the U.S., Canada, Central America, the Caribbean and South America, accounted for $1.3 billion, or 34% of ZIM’s revenues, and 746 thousand TEUs, or 30% of the aggregate TEUs shipped by ZIM in the year ended December 31, 2013. The aggregate available capacity within this trade zone was 2.9 million TEUs as of January 1, 2014. Approximately 70% of goods shipped to the United States are transported through the west coast gateways, via ports located in the west coast of the United States and Canada, and are delivered by land (via trains and/or trucks) to their final destinations, mainly to Midwestern United States and to the central and eastern parts of Canada. Many international shipping companies operate through the West Coast using larger vessels with carrying capacities of up to 14,000 TEUs and an average size of 6,400 TEUs, calling at U.S. west coast ports.

The remaining 30% of goods shipped to the United States are delivered through the east coast of the United States and to the Gulf of Mexico through the Suez or Panama Canals. Vessels sailing through the Suez Canal call at the eastern coast of the United States, and such vessels typically have carrying capacities ranging up to 9,000 TEUs. Container vessels operating through the Panama Canal are relatively small, 5,000 TEUs, due to the current width limitations of the Panama Canal. Expansion works, which are intended to enable vessels with a shipping capacity of up to 13,000 TEUs to pass through the Panama Canal by 2016, are underway. ZIM intends to replace its fleet of vessels servicing this sub-trade zone over time with larger, more-cost-effective vessels in connection with the completion of this expansion of the Panama Canal.

ZIM has cooperated with the Grand Alliance in this trade zone since 2009. In 2013, ZIM expanded this cooperation to the newly-formed G6 Alliance, an alliance of the former members of the Grand Alliance and the New World Alliance. ZIM also cooperates with COSCO and Evergreen on the line between Asia and the east coast of South America.

Asia-Europe Trade Zone

The Asia-Europe trade zone, which covers trade between Asia and Europe through the Suez Canal, accounted for $763 million, or 21% of ZIM’s revenues, and 637 thousand TEUs, or 25% of the aggregate TEUs shipped by ZIM in the year ended December 31, 2013. The Asia-Europe trade zone is divided into two sub-trades zones: Asia-North Europe (accounting for approximately 40% of total volume of goods shipped within this trade zone in 2013 and representing approximately 250 thousand TEUs of the 637 thousand TEUs transported by ZIM in the Asia-Europe trade zone during 2013) and Asia-Black Sea/Mediterranean Sea (accounting for approximately 60% of total volume of goods shipped within this trade zone in 2013), which represents a key strategic zone for ZIM. The Asia-Black Sea/East Mediterranean Sea sub-trade zone represents a key, strategic zone for ZIM.

The Asia-Europe trade zone is marked by intense competition and includes the world’s largest vessels, with an average carrying capacity of 11,000 TEU on the lines shipping to north Europe and an average carrying capacity of 8,300 TEU on the lines shipping to South Europe/Mediterranean Sea. ZIM cooperates with the OOCL in connection with its Asia-Black Sea/Mediterranean Sea trade services.

Intra-Asia Trade Zone

The Intra-Asia trade zone, the world’s largest trade zone (in terms of TEU), accounted for $254 million, or 7% of ZIM’s revenues, and 368 thousand TEUs, or 15% of the aggregate TEUs shipped by ZIM in the year ended December 31, 2013. Demand in this trade zone has been increasing for the last several years and is expected to continue to grow in the near-term. Such demand is due, among other things, to the relatively low cost of labor in the area and its proximity to developing economies with high growth rates, which incentivizes the manufacturing of finished products for export and trades in unfinished products passing between countries before their final passage to other trade zones via long-distance trade. Additionally, the Intra-Asia trade zone benefits from, and is highly influenced by, the trade infrastructure of the surrounding Asia-Europe and Asia-America trade zones.

Local shipping companies have a significant presence within this trade zone which, for the most part, is serviced by relatively small vessels, with carrying capacities that range up to 5,000 TEU and an average capacity of 1,400 TEU. However, larger vessels which operate in the intercontinental trade, also serve this trade zone and call at ports within the region. There is significant operational cooperation among local operators and between local and global operators and ZIM cooperates with a number of other shipping companies within this trade zone.

ZIM also operates in Asia-Africa trade from its Intra-Asia operations, transporting approximately 82 thousand TEUs (representing approximately 3.3% of ZIM’s aggregate TEUs transported) and generating approximately $163 million of revenue (approximately 4.4% of ZIM’s revenues) in this trade zone in the year ended December 31, 2013.

Other Trade Zones of Operation

Trans-Atlantic Trade Zone

The Trans-Atlantic trade zone, which covers trade between North and South America and Europe, including the Mediterranean Sea ports, accounted for $411 million, or 11% of ZIM’s revenues, and 290 thousand TEUs, or 12% of the aggregate TEUs shipped by ZIM in the year ended December 31, 2013. Many international shipping companies are active within this trade zone, primarily utilizing vessels with carrying capacities ranging from 4,000 to 6,000 TEU. This trade zone also includes vessels larger than 6,000 TEU sailing from the Far East through the Suez Canal to the Atlantic. ZIM is in the final stages to formulate an agreement with Hapag-Lloyd to extend operational cooperation in the South Atlantic, which is expected to commence in late 2014.

Intra-Europe Trade Zone

The Intra-Europe trade zone, consisting of lines to and from Israel, to the eastern and western Mediterranean and to north Europe, accounted for $225 million, or 6% of ZIM’s revenues, and 217 thousand TEUs, or 9% of the aggregate TEUs shipped by ZIM in the year ended December 31, 2013. Small and medium vessels operate within this trade zone, with carrying capacities ranging from 500 to 6,000 TEU, including vessels serving deployed in lines along its trade lines to service this trade zone. These vessels call at the regional ports within the zone and are also linked to services in the Asia-Europe trade zone and the Trans-Atlantic trade zone, whose trade infrastructures benefit the Intra-Europe trade zone.

Intra-America Trade Zone

The Intra-America trade zone, consisting of shipping lines operating within regional ports in the Americas, accounted for $209 million, or 6% of ZIM’s revenues, and 116 thousand TEUs, or 5% of the aggregate TEUs shipped by ZIM in the year ended December 31, 2013. ZIM’s operations within this zone are also linked to its Trans-Pacific and Trans-Atlantic service lines. ZIM generally uses small and medium vessels, with carrying capacities ranging from approximately 1,100 to 7,000 TEU, to service this trade zone. ZIM cooperates with other carriers within this trade zone, including the Mediterranean Shipping Company, one of the three largest global container shippers, to complement ZIM’s shipping services between Latin America, USEL, the Caribbean and the Gulf of Mexico.

Additional Trade Zones

Other trade zones in which ZIM operates shipping lines include the Asia-Africa and Africa-Europe trade zones. ZIM generally uses small and medium feeder vessels, with carrying capacities ranging from approximately 1,600 to 3,350 TEU, to service these trade zones.

ZIM’s Description of Fleet

ZIM operates in the liner shipping sector and generates revenue from fees paid to it in exchange for transportation services provided by it (through deployment of its fleet of vessels it owns or charters from third-party charterers) to ZIM’s customers. As of June 30, 2014, ZIM’s fleet included 88 vessels (86 container vessels and 2 vehicle transport vessels), of which 27 vessels are indirectly owned by ZIM (either wholly or partially, through subsidiaries established for vessel-holding purposes only) and 61 vessels are chartered from third party owners (5 of these are defined as financial leases). As of June 30, 2014, the total capacity of ZIM’s fleet of vessels (both owned and chartered) was 357,692 TEU (compared to 357,372 TEU as of June 30, 2013). Additionally, as of June 30, 2014, none of ZIM’s owned vessels were chartered to third parties.

The following table sets forth summary information regarding ZIM’s chartered and owned (including jointly-owned) vessels as of June 30, 2014:

Chartered Vessels

Vessel	Year Built	Vessel Size (TEU)	Spot Market(1)/ Charter Agreement(2)	Redelivery Date (Earliest)
(Container vessels, unless otherwise indicated)
1	2008	6,350	Charter Agreement	January 30, 2018(3)
2	2009	6,350	Charter Agreement	March 12, 2019
3	2006	5,527	Spot Market	July 7, 2014(4)
4	2007	5,095	Spot Market	April 24, 2015
5	2004	5,040	Charter Agreement	July 2, 2015
6	2005	5,040	Charter Agreement	July 2, 2015
7	2002	4,992	Charter Agreement	September 1, 2015
8	2002	4,992	Charter Agreement	September 1, 2015
9	2004	4,992	Charter Agreement	September 1, 2015
10	2005	4,992	Spot Market	January 22, 2015
11	2005	4,992	Spot Market	January 9, 2015
12	2013	4,957	Spot Market	March 1, 2015
13	2014	4,896	Spot Market	Mary 20, 2015
14	2009	4,860	Charter Agreement	January 9, 2019
15	2009	4,860	Charter Agreement	March 24, 2019
16	1998	4,844	Spot Market	June 23, 2014(4)
17	2009	4,330	Charter Agreement	August 11, 2017
18	2009	4,330	Charter Agreement	August 7, 2017
19	2009	4,259	Charter Agreement	May 30, 2017
20	2009	4,259	Charter Agreement	June 11, 2017
21	2010	4,258	Spot Market	July 27, 2014(4)
22	2008	4,253	Charter Agreement	May 22, 2020
23	2008	4,253	Charter Agreement	August 8, 2020
24	2008	4,253	Charter Agreement	September 19, 2020
25	2009	4,253	Charter Agreement	November 18, 2020
26	2009	4,253	Charter Agreement	February 14, 2021
27	2009	4,253	Charter Agreement	May 12, 2021
28	2006	4,250	Charter Agreement	April 8, 2016
29	2007	4,250	Charter Agreement	October 2, 2017
30	2010	4,231	Charter Agreement	January 7, 2018
31	2010	4,231	Charter Agreement	December 20, 2017
32	2010	4,221	Charter Agreement	June 13, 2022
33	2010	4,221	Charter Agreement	June 26, 2022
34	2014	3,421	Spot Market	August 11, 2014(4)
35	1990	3,351	Charter Agreement	March 31, 2017
36	1991	3,351	Charter Agreement	March 31, 2016
37	1997	2,959	Spot Market	October 1, 2014
38	1997	2,959	Spot Market	March 24, 2014
39	1996	2,890	Spot Market	October 24, 2014
40	2007	2,741	Spot Market	January 14, 2015
41	2010	2,553	Charter Agreement	April 27, 2025
42	2014	2,546	Spot Market	August 31, 2014
43	2010	2,546	Spot Market	August 11, 2014(4)
44	2002	2,526	Spot Market	August 23, 2014
45	1997	2,432	Spot Market	July 11, 2014
46	2003	2,312	Spot Market	September 23, 2014
47	1999	2,169	Spot Market	September 1, 2014(4)
48	1994	1,641	Spot Market	September 5, 2014
49	1995	1,367	Spot Market	November 16, 2014
50	1998	1,367	Spot Market	January 16, 2015
51	1995	1,367	Spot Market	December 16, 2014
52	2008	1,300	Spot Market	September 10, 2014(4)

Vessel	Year Built	Vessel Size (TEU)	Spot Market(1)/ Charter Agreement(2)	Redelivery Date (Earliest)
(Container vessels, unless otherwise indicated)
53	2008	1,300	Spot Market	September 20, 2014
54	2008	1,300	Spot Market	September 1, 2014(4)
55	2008	1,300	Spot Market	September 8, 2014(4)
56	1993	1,295	Spot Market	July 15, 2014(4)
57	1993	1,169	Spot Market	March 3, 2014(4)
58	1998	1,060	Spot Market	April 29, 2014(4)
59	2008	724	Spot Market	August 24, 2014
60(5)	1992	1	Spot Market	August 23, 2014
61(5)	1993	1	Spot Market	May 23, 2014(4)

(1)	Original charter period of more than one year.
(2)	Original charter period of up to one year.
(3)	In connection with the completion of ZIM’s restructuring, the redelivery date was changed to March 2015.
(4)	Redelivered.
(5)	Vehicle transport vessel.

Owned Vessels

Vessel	Year Built	Vessel Size TEU
1.(1)	2010	10,062
2.(1)	2010	10,062
3.(1)	2009	10,062
4.(1)	2009	10,062
5.(1)	2009	8,440
6.(1)	2010	8,440
7.(1)	2010	8,440
8.(1)	2009	8,440
9.	2002	5,047
10.	2002	4,992
11.	2004	4,992
12.	2007	4,250
13.(2)	2007	4,250
14.(3)	2007	4,250
15.(3)	2007	4,250
16.(2)	2006	4,250
17.	2006	4,242
18.	1996	3,834
19.(4)	1996	3,834
20.	1997	3,834
21.	1997	3,834
22.(4)	1997	3,834
23.	1996	3,834
24.	1997	3,834
25.	1997	3,834
26.	2000	1,702
27.	2000	1,702

(1)	In connection with the completion of ZIM’s restructuring, the vessel is now owned by the lenders and chartered back to ZIM.
(2)	In connection with the completion of ZIM’s restructuring, the vessel is now fully-owned by XT, a related party, and chartered back to ZIM.
(3)	In connection with the completion of ZIM’s restructuring, the vessel is now fully-owned by ZIM.
(4)	The vessel was scrapped after the second quarter of 2014.

The following table sets forth a summary of information relating to ZIM’s vessels as of June 30, 2014, differentiating between owned and chartered vessels, and the remaining period of the charter:

	Container Vessels		Other Vessels		Total
	Number	Capacity (TEU)
Vessels owned by ZIM	23	131,607	—		23
Vessels jointly owned by ZIM and related parties (leased by ZIM)	4	17,000	—		4
Vessels chartered from related parties[1]
Periods up to 5 years	4	21,200	1	[2]	5
Periods over 5 years	2	8,442	—		2
Vessels chartered from third parties[1]
Periods up to 5 years	46	151,370	1	[2]	47
Periods over 5 years	7	28,071	—		7

Total	86	357,690	2	[2]	88

1.	Excluding jointly owned vessels.
2.	Vehicle transport vessel.

Industry analysts expect shipping companies’ deployments of larger vessels to increase and, in particular, to increase in certain of the key trade zones in which ZIM operates and intends to increase its operations. To remain competitive within these trade zones, ZIM will seek to alter its fleet composition accordingly. ZIM operates a number of very large container vessels and it intends to incorporate an additional six very large container vessels into its fleet by 2016. Larger vessels increase a vessel’s carrying capacity per voyage and have lower slot costs at certain utilization rates, due to, among other reasons, them being generally more fuel efficient.

Chartered Vessels

ZIM charters vessels under charter agreements for varying periods. With the exception of those vessels whose rates were set in connection with ZIM’s 2009 debt restructuring, ZIM’s charter rates are fixed at the time of entry into the charter, and depend upon market conditions existing at that time. As of June 30, 2014, of the 61 vessels chartered by ZIM under lease arrangements:

•	58 vessels are chartered under a “time charter,” which consists of chartering the vessel capacity for a given period of time against a daily charter fee, with the crewing and technical operation of the vessel handled by its owner, including 7 vessels chartered under a time charter from a related party; and

•	3 vessels are charted under a “bareboat charter,” which consists of the chartering of a vessel for a given period of time against a charter fee, with the operation of the vessel handled by the charterer.

Subject to any restrictions in the applicable lease arrangement, the charterer determines the type and quantity of cargo to be carried as well as the ports of loading and discharging. ZIM’s vessels operate worldwide within the trading limits imposed by its insurance terms. The technical operation and navigation of ZIM’s vessels remain, at all times, the responsibility of the vessel owner, who is generally responsible for the vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. For further information on the material terms of our lease agreements, see “—Chartered Vessels” above.

As a result of, among other things, the “going concern” reference in ZIM’s third quarter 2013 and subsequent financial statements up to, and including, March 31, 2014, the underlying lease agreements relating to ZIM’s charter hires (except with respect to the charter hire fees reduced in accordance with the terms of ZIM’s financial restructuring in 2009) were previously subject to cancellation upon ZIM’s receipt of notification of such cancellation from the ship owners. However, as a result of the completion of ZIM’s restructuring on July 16, 2014, ZIM is no longer in default under any of its loans or outstanding liabilities, including its charter payments. For further information on the terms of ZIM’s restructuring, and the effect of such restructuring on ZIM’s vessel composition and charter rates, see “Item 5B. Liquidity and Capital Resources – ZIM’s Liquidity and Capital Resources – ZIM’s Restructuring Plan.”

For further information on those charters from related parties, see “Item 7B. Related Party Transactions ZIM—ZIM’s Vessel and Operating Leases; ZIM’s Restructuring Plan.”

Fleet Management

ZIM provides its own operational and technical management services for each of the vessels that it owns. ZIM’s operational management services include the chartering, sale and purchase of vessels and accounting services, while its technical management services include:

•	selecting, engaging, and training competent personnel to supervise the maintenance and general efficiency of its vessels;

•	arranging and supervising the maintenance, drydockings, repairs, alterations and upkeep of its vessels in accordance with the standards developed by ZIM, the requirements and recommendations of each vessels’ classification society, and relevant international regulations;

•	maintaining necessary certifications and ensuring that our vessels comply with the law of their flag state;

•	arranging the supply of necessary stores, spares and lubricating oil for its vessels;

•	appointing such surveyors and technical consultants as ZIM may consider necessary from time to time;

•	operating its vessels in accordance with the ISM Code and the International Ship and Port Facilities Security Code, or ISPS Code;

•	developing, implementing and maintaining a safety management system in accordance with the ISM Code;

•	installing plan maintenance system software on-board its owned vessels; and

•	arranging insurance coverage.

ZIM’s ISM Code certification is endorsed every year by Class NKK. ZIM seeks to ensure that its vessels are operated in a safe and proper manner in accordance with its established requirements, design parameters, flag state and class requirements, charter party requirements and the ISM Code. ZIM actively manages the risks inherent in its operations and is committed to eliminating incidents that threaten the safety and the integrity of its vessels. In addition to the ISM code, ZIM is certified to ISO 14001 Environmental code, which is endorsed by Class NKK on a yearly basis.

Additionally, ZIM is required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to its vessels. The kinds of permits, licenses and certificates required for the operation of each of ZIM’s vessels depends upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. Additional laws and regulations, environmental or otherwise, may be adopted which could limit ZIM’s ability to do business or increase its cost of doing business.

ZIM has established a procurement unit, which deploys standardized procurement procedures and is responsible for, among other things, the supply of bunker for ZIM’s fleet, the negotiation of terminal rates, and the implementation of further technical modifications to ZIM’s fleet.

Utilization Rate

ZIM’s utilization of its carrying capacity, its utilization rate, varies according to (i) the demand and supply dynamics within a particular shipping route, (ii) trade characteristics, and (iii) the general imbalance that normally exists in shipping, which is reflected by high rates of utilization in voyages to western countries (i.e., the dominant leg) and lower rates of utilization in voyages of the opposite direction (i.e., the counter-dominant leg). ZIM’s utilization rate varies from time to time and generally ranges between 75% and 95% of total active vessels operating on its dominant leg, with the utilization rates of its counter-dominant leg being much lower.

ZIM’s Customers

ZIM transports a wide range of cargos for many types of customers. In 2013, ZIM had more than 37,000 customers. ZIM’s customers are divided into “end users”, including exporters and importers, and “forwarders,” these being non-vessel operating common carriers (i.e., entities engaged in assembling cargos from various customers and the forwarding thereof through a shipping company). In 2013, 46% of ZIM’s customers (in terms of transported volume) were “end” customers, while the remainder were “forwarders”, e.g., entities dealing with consolidation cargo from various clients and shipping the cargo by various shipping companies. ZIM does not depend upon any single customer. ZIM’s terms generally vary from customer to customer. Its contracts with its customers may be for a certain voyage or for a certain period (e.g., yearly or quarterly), and typically do not include exclusivity clauses in favor of ZIM.

ZIM’s Suppliers

ZIM contracts with third parties for its purchases of new vessels, maintenance and repair services, containers, bunker, terminal services, inland transportation services, feeder services, and loading and unloading services. The fee due to ZIM’s suppliers is generally agreed upon between the parties following negotiations, taking into account such factors as accepted market rates and the suppliers’ goodwill. ZIM has no material suppliers and its’ operations are not dependent on any one of its suppliers.

In connection with its operational improvement efforts, ZIM has established a centralized procurement system to secure and manage its fixed and variable costs, with a specific intent on reducing such costs so as to increase profitability. ZIM expects to continue its renegotiation of contractual terms with its suppliers, service providers and ports of call, so as to minimize its variable and fixed costs. For further information on ZIM’s efforts to align its operational expenses with its revenues, see “– ZIM’s Operational Restructuring.”

ZIM’s Competition

The marine container shipping industry is extremely competitive and highly decentralized. Approximately 500 global, regional and domestic carriers operate worldwide. In recent years, the marine transport industry has experienced numerous mergers, aimed at strengthening a particular carrier’s position in the market and in generating cost-savings by creating economies of scale. The world’s 20 largest liner shipping companies transported approximately 84% of the global trade in containers in 2013, while the ten largest liner shipping companies accounted for approximately 63% of the total volume transported in 2013. ZIM believes the major carriers’ control of transported capacity will continue to expand, particularly in light of the investment growth in larger vessels, including mega-vessels. ZIM competes directly with each of the shipping companies within this group. These global carriers usually have significant vessel capacity on intercontinental transport lines and select regional lines that call directly at ports and enable forwarding to other ports from regional transshipment hubs. The regional carriers and niche carriers with whom ZIM competes own smaller vessels that operate within limited geographical areas.

The principal factors affecting the competitive standing of the various line shippers in the marine container shipping industry include:

•	price;

•	reliability and frequency of service;

•	transport time;

•	capacity and container availability;

•	vessel age and performance;

•	scope of the carrier’s integrated transport network;

•	the carrier’s ability to transport products in refrigeration as well as nonstandard size products, liquid products, hazardous materials or other special cargos;

•	logistics and other management services in the supply chain; and

•	quality of customer service, including local service provided by agencies, global management of accounts and the ability to provide information about the consignment.

ZIM believes that its global deployment of services and presence through local agencies, both in its key trade zones and in its niche trade zones, is a competitive advantage. In addition, ZIM operates transshipment hubs in trade zones, allowing it access to those zones while providing rapid and competitive services.

The global economic situation beginning in 2008 and the significant excess of supply over demand has intensified competition in the marine container shipping industry, resulting, among other things, in sharp decreases in freight rates. Such economic pressures intensified the need for operational cooperation among shipping carriers and have resulted in an expansion of the trend of cooperative operational agreements between shipping companies. The wider usage of cooperative operational agreements has been instrumental in decreasing the economic and financial risks associated with the operation of larger container vessels, including mega-vessels; increasing geographic coverage, as well as the number of, geographic and direct services offered to customers; and providing for flexibility by allowing swapping of slots between services to easily accommodate changing capacities. Cooperative operational agreements also facilitate the entry of new shipping lines into new trade zones. Depending upon the terms of the particular cooperative operational agreement, shipping companies can agree to cooperate with a variety of companies across numerous maritime services.

Cooperative relationships are generally achieved via four basis structures or a combination thereof:

•	Alliance – an agreement between two or more carriers to pool their vessels to offer a range of services on multiple lines/trades;

•	Vessel sharing agreement – an agreement between two or more carriers to operate their vessels on a single line;

•	Swap agreement – an exchange of capacity between two carriers, with each carrier operating its own line, while also having access to capacity on the other shipper’s line; and

•	Slot charter/hire agreement – the purchase and sale of slots on board another carrier’s service.

ZIM is not a member of any alliances, including the two large, global alliances (G6 Alliance and CKYHE, which operate in the east-west trades), and will not be a member of the recently announced 10-year vessel sharing agreement between A.P. Moller-Maersk Group and Mediterranean Shipping Company – the world’s two largest container shipping companies. ZIM is party to a wide range of partnerships and cooperative operational agreements with other carriers in each of the trade zones in which it operates. For example, ZIM operates in partnership with the G6 Alliance – which consists of six carriers and covers over 30 joint East/West services – in its Trans-Pacific activities and has partnered with COSCO and Evergreen on its Asia-East Coast-South America line. With respect to ZIM’s operations in its key trade zones, ZIM has vessel sharing agreements, swap agreements, and slot charter agreements with several liner carriers, including with some of the largest global liner carriers. For further information on the risks related to competition within the shipping industry and ZIM’s participation in cooperative operational agreements, see “Item 3D. Risk Factors – Risks Related to ZIM – Cooperative operational agreements within the container shipping industry may adversely impact ZIM’s profitability” and “Item 3D. Risk Factors – Risks Related to ZIM – The shipping industry is subject to extensive government regulation and standards, international treaties and trade prohibitions and sanctions.”

ZIM’s Seasonality

Activity in the marine container shipping industry is affected by various seasonality factors. Generally, the first quarter of the calendar year is marked by a decrease in demand for shipping, primarily due to a decrease in demand from Asia as a result of the Chinese New Year. In the third and fourth quarters, demand for cargo shipping generally increases, primarily due to the holiday periods in the United States. The third quarter is generally the strongest quarter with respect to shipping demand.

The following table sets forth ZIM’s revenue on a quarterly basis (in millions of dollars) during the periods presented:

Year	First Quarter (millions $)	Second Quarter (millions $)	Third Quarter (millions $)	Fourth Quarter (millions $)
2014	867	875	—	—
2013	918	976	900	888
2012	865	1,051	1,064	980

Recently, as a result of the continuing crisis within the shipping industry, the seasonality factors have not been as apparent as they have been in the past. The marine shipping market is dynamic and volatile by its very nature and has been marked in recent years by relative instability. As global trends that affect the shipping market have been changing rapidly in recent years, it remains difficult to predict these trends and the shipping industry’s activities.

ZIM’s Sales Channels

ZIM operates wholly owned and partly owned agencies, which provide sales activities for ZIM’s global services to its customers. Additionally, ZIM is also a party to contracts, generally on an exclusive basis, with independent agencies. Through these agencies, ZIM conducts activities in 127 countries around the world. ZIM’s global network of services and the local presence of agencies throughout the world allow ZIM to develop and maintain direct relations with its customers, develop and maintain a high level of customer service, and increase its number of repeat customers. ZIM also operates a Global Accounts Team from its headquarters that, together with ZIM’s agencies around the world, support ZIM’s selling activities with respect to its global accounts, such as international forwarders and “end users.”

ZIM is in the process of restructuring its sales network, with the aim to, among other things, strengthen its customer relationships.

ZIM’s Property, Plants and Non-Fleet Equipment

In addition to the vessels that ZIM owns and charters, ZIM owns and charters a significant number of shipping containers. As of December 31, 2013, ZIM held 348,951 container units with a total capacity of 557,191 TEU, of which 53% were owned by ZIM (including under finance leases) and 47% were chartered. The following table sets forth details of the containers owned by ZIM and chartered by it as of December 31, 2013:

	Owned[1]	Chartered	Total
Type of container	Capacity (TEU)	Capacity (TEU)	Capacity (TEU)
Standard dry containers	250,214	253,049	503,263
Refrigerated containers	27,431	9,332	36,763
Other special containers	15,492	1,673	17,165

Total	293,137	264,054	557,191

1.	Includes containers held under finance leases.

For information on ZIM’s vessels, see “– ZIM’s Description of Fleet.”

ZIM’s Legal Proceedings

Derivative Action Concerning ZIM Restructuring

On August 5, 2014, a petition was submitted to the District Court in Tel Aviv, to approve the submission of a derivative action against IC, ZIM, certain of IC’s independent directors comprising a special committee of the IC board established to consider ZIM’s restructuring, Millenium and Mr. Idan Ofer. The petitioner alleges that (i) IC’s execution of a related party transaction in connection with the completion of ZIM’s restructuring deviated from the approval of IC’s general assembly, (ii) a condition precedent to such transaction relating to the transferability of IC’s equity interest in ZIM was not fulfilled, and (iii) as a result, IC has incurred damages of approximately $27 million. The petitioner requests that the defendants (excluding IC and ZIM) hold a shareholder meeting to approve IC’s execution of such related party transaction or the defendants (excluding IC) compensate IC (in an amount not less than $27.4 million), as a result of the lower value of ZIM shares that were issued to IC in connection with the restructuring. Additionally, the petitioner alleges that the defendants wrongfully enriched breached their statutory duties, exceeded their authorization, and/or breached their duty of care and fiduciary duties. The petitioner further claims that the defendants, Millenium and Mr. Idan Ofer, as controlling shareholders of IC, acted to convene additional shareholder meetings. IC is reviewing the petition and expects to submit an answer shortly. At this preliminary stage, IC and ZIM are unable to estimate the probability of an adverse outcome or the effect of an adverse outcome on their respective businesses, if any.

Special State Share Proceedings

On February 16, 2014, the National Association of Sea Officers of the New General Labor Federation and others, filed a petition with the Supreme Court of Israel against the Minister of Finance, the Minister of Transportation, the Government Companies Authority and against ZIM and IC, as formal respondents, the subject matter of which is issuance of an order that will prevent a business transaction in ZIM in such a manner that will bring about a change/waiver in connection with the “Special State Share” held by the State of Israel.

The petitioner requested the Supreme Court to instruct the ministers to provide reasons for not: (i) preventing execution of activities that require approval in accordance with the Special State Share, including changes in the ownership structure of ZIM as will be the result of the debt restructuring arrangement with the creditors of ZIM (the “Arrangement”) and that would result in a waiver, amendment, annulment or reduction in value of the Special State Share; (ii) preventing amendment of rights under the Special State Share, including by way of reviewing other proportional alternatives, and to a lesser extent, for realization of the Arrangement, without damaging the essential interests; and (iii) ensuring the continued preservation of the essential interest and continuance of the shipping activity of ZIM, and continuance of training and preserving Israeli seamanship, in any arrangement that may be approved in connection with ZIM’s restructuring plan.

At the request of the petitioners, and in connection with the validation of a settlement arrangement between ZIM and the State of Israel, Israel’s High Court of Justice dismissed the petition without a decree for court costs on July 13, 2014. Pursuant to the terms of the settlement arrangement between ZIM and the State of Israel, (i) the State of Israel’s consent will by required in respect of any transfer of shares in ZIM that grants the holder of such transferred shares a holding of 35% or more in ZIM’s outstanding share capital and (ii) the State of Israel must receive notice of any transfer of shares in ZIM that grants the holder of such transferred shares a holding of 24% - 35%, and may object to such transfer within 30 days of receiving such notice. For further information on the terms of the Special State Share, as revised by the settlement agreement between ZIM and the State of Israel, see “– ZIM’s Special State Share.”

European Commission Antitrust Investigation

On November 22, 2013, the European Commission published an announcement in respect of the commencement of investigation procedures against several container shipping companies due to a suspicion of them acting in concert. According to the announcement, the European Commission intends to investigate whether public notices of the shipping companies in respect of the future price increase, which were published on the carriers’ internet websites, in the press and elsewhere, caused or may have caused any restriction on competition and customers’ trading in the maritime shipping market to and from Europe.

On November 21, 2013, an official notice was submitted to ZIM, in which it was clarified that the investigation proceedings involve a substantial number of shipping companies operating from and to the European Union, including ZIM and that the investigation proceedings do not imply that the European Commission has made a definitive finding of an infringement, but only that it intends to give priority to the matter. At this stage, the carriers are engaged in constructive negotiations with the European Commission.

Bank Mizrahi-Tefahot Ltd. Proceedings

On November 25, 2009, ZIM filed a suit against Bank Mizrahi-Tefahot Ltd., relating to activities unilaterally performed by the bank in connection with one of the accounts of ZIM in September 2009. The suit concerns unilateral termination of ZIM’s credit line in the amount of $10 million, as well as a refusal by the bank to allow ZIM to withdraw monies from the account erroneously deposited therein in connection with the above. The bank filed a request for the final withdrawal of the suit. However, the Court of Law dismissed the bank’s request. A mediation process is ongoing between the parties. The mediator offered the parties a settlement proposal, which was recently approved by the parties.

ZIM’s Regulatory, Environmental and Compliance Matters

Regulation Generally

ZIM is subject to many legal provisions relating to the protection of the environment, including with respect to the emissions of hazardous substances, SOx and NOx gas exhaust emissions, the operation of vessels while at anchor by means of generators, and the use of low-sulfur fuel or shore power voltage and double walls for fuel tanks. Specifically, ZIM is subject to MARPOL (including designation of Emission Control Areas thereunder), the International Convention for the Control and Management of Ships Ballast Water & Sediments, the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea of 1996, the OPA, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, and the Nonindigenous Aquatic Nuisance Prevention and Control Act, among others. ZIM could be exposed to high costs in respect of environmental damages (to the extent that the costs are not covered by its insurance policies), criminal charges, and substantive harm to its operations and goodwill, if and to the extent that environmental damages are caused by its operations. ZIM instructs the crews of its vessels on the regulatory requirements relating to the environment and operates in accordance with procedures that ensure its in compliance with the regulatory requirements relevant to the environment. ZIM also insures its activities, where effective for it to do so, in order to hedge its environmental risks.

The shipping industry is also subject to extensive regulation that changes from time to time and that applies in the jurisdictions in which shipping companies are incorporated, the jurisdictions in which vessels are registered (flag states), the jurisdictions governing the ports at which the vessels anchor, as well as regulations by virtue of international treaties and membership in international associations. ZIM’s fleet is obligated to operate within the framework of rules, international conventions and regulations that were adopted by the International Maritime Organization, the specialized agency of the U.N. which is charged with handling maritime matters. These include the International Convention for Safety of Life at Sea, 1974, the International Safety Management Code, and the Standards of Training, Certification and Watchkeeping Convention, which governs the training and accreditation of seamen. In some countries, there is legislation that imposes obligations and restrictions of various kinds on vessel owners and marine carriers, according to the country of registration of the vessel. The U.S. Department of Homeland Security also requires compliance with the U.S. Maritime Transportation Security Act, 2002, which mandates the implementation of certain security requirements on the decks of vessels that operate in waters subject to U.S. jurisdiction. Changes and/or amendments to the regulatory provisions applying to ZIM (e.g., the U.S.’s recent policy requiring the scanning of all cargo en route to the United States) could have a significant adverse effect on its results of operations. Additionally, the non-compliance of a port with any of the aforementioned regulations may also adversely impact ZIM’s results of operations, by increasing ZIM’s operating expenses.

Antitrust Regulation

In the European Union, ZIM is subject to the regulations against harming competition established in articles 101 and 102 of the Consolidated Version of the Treaty on the Functioning of the European Union, which were applied in connection with marine transportation of containers by regulations which established class exemptions from the prohibition on cartels established in Article 101. In 2009, a block exemption was published for consortia arrangements (Regulation 906/2009), which entered into force in 2010 and permits carriers engaged in trade to and from the European Union to coordinate and to agree, subject to certain conditions, on the operation of their services on certain lines, in order to optimize the transport conditions and arrange timetables for marine shipments. In light of this regulation, ZIM is permitted to sign cooperative operational agreements with other carriers. This coordination is subject to certain conditions, including a prohibition on price fixing. The regulation is effective until April 2020, as the Commission has recently announced an extension of the regulation for another 5 years. ZIM’s transport activities serving the U.S. ports are also subject to the directives of the 1984 Shipping Act, as revised by the Ocean Shipping Reform Act of 1998, which grants, inter alia (and subject to exclusions), immunity from antitrust laws to certain agreements between ocean carriers that operate in the United States, such as slot exchange agreements, cooperative operational agreements and voluntary discussion agreements. In addition, with respect to Israel, ZIM is subject to the general competition law established in the Israel Antitrust Law, 1988. On January 1st 2013, the removal of the statutory exemption for cooperative arrangements (operational and commercial) between carriers came into effect, together with the coming into force of a block exemption for operational agreements between carriers. The block exemption is based upon the European Consortia’s block exemption (Regulation (EC) No. 906/2009) and includes several changes relating to the size of the Israeli Market and Israeli Competition Law. ZIM is party to certain cooperative operational agreements with other carriers in the industry and each of those cooperative operational agreements, as well as any future cooperative operational agreements it becomes party to, must comply with the aforementioned regulations in order to remain protected and enforceable.

Finally, ZIM is subject, in the framework of its international activities, to laws, directives, decisions and order in various countries around the world that prohibit or restrict trade with certain countries, individuals and entities.

Other Israeli Regulation

ZIM is required to comply with the Shipping Law (seamen) of 1973 which regulates matters concerning seamen, and the terms of their eligibility and work procedures. Among other things, the regulation requires ZIM to employ, as much as it is possible to, Israeli members of staff in each registered sea craft, or such that is subject to registration duty in Israel, and to appoint an Israeli captain for the vessel (unless a waiver is otherwise received). ZIM is also subject to Israeli regulation regarding national security and the provision of ZIM’s fleet, environmental and sea pollution, and antitrust protection.

For further information on ZIM’s regulatory risks, see “Item 3D. Risk Factors – Risks Related to ZIM – ZIM is subject to environmental regulation and a failure to comply with such regulation could have a material adverse impact on ZIM’s business” and “Item 3D. Risk Factors – Risks Related to ZIM – The shipping industry is subject to extensive government regulation and standards, international treaties and trade prohibitions and sanctions.”

ZIM’s Special State Share

In connection with the State of Israel’s 2004 sale of ZIM to IC, ZIM ceased to be a “mixed company” (as defined in the Government Companies Law of Israel) but issued the Special State Share to Israel. The objectives underlying the Special State Share are to (i) safeguard ZIM’s existence as an Israeli company, (ii) ensure ZIM’s operating ability and transport capacity, so as to enable the State of Israel to effectively access a minimal fleet in an emergency crisis, or for security purposes and (iii) prevent elements hostile to the State of Israel or elements liable to harm the State’s vital interests or its foreign or security interest or Israel’s shipping relations with foreign countries from having influence on ZIM’s management. In connection with the completion of ZIM’s restructuring plan, it was agreed to revise certain transferability restrictions imposed on IC by the terms of the Special State Share. Prior to the consummation of ZIM’s restructuring plan, the Israeli Supreme Court validated ZIM’s articles of association, including the revised terms of the Special State Share. The key terms and conditions of the revised Special State Share include the following requirements:

•	ZIM must be, at all times, a company incorporated and registered in Israel, whose headquarters and registered main office are domiciled in Israel;

•	at least a majority of the members of ZIM’s Board of Directors, including the Chairman of the Board, as well as the Chief Executive Officer or the person serving as its Chief Business Officer, whatever his/her title may be, must be Israeli citizens;

•	any transfer of vessels shall be invalid vis-à-vis ZIM, its shareholders and any third party if, as a result thereof, the minimum fleet target mandated by the State of Israel will not be maintained and the holder of the Special State Share has not given prior written consent thereto;

•	any holding and/or transfer of shares and/or allocation that confers possession of shares in ZIM at 35% or more of its issued share capital, or that vests the holder thereof with control over ZIM, including as a result of a voting agreement, shall be invalid vis-à-vis ZIM, its shareholders and any third party, if the holder of the Special State Share has not given prior written consent thereto; and

•	any transfer of shares granting the owner a holding exceeding 24% but not exceeding 35%, shall require prior notice to the State of Israel, including full information regarding the transferor and the transferee, the percentage of the shares held by the transferee after the transaction will be completed, and the relevant information about the transaction, including voting agreements and agreements for the appointment of directors (if applicable). In any case, if the State of Israel determines that a transfer of such shares shall constitute potential harm to the State of Israel’s security, or any of its vital interests, or that it has not received the relevant information in order to make a decision, the State of Israel shall be entitled to notify the parties within 30 days that it opposes the transaction, and will be obligated to justify its opposition. In such a situation, the requestor of the transaction shall be entitled to transfer this matter to the competent court, which shall hear and rule on the subject in question.

Any change, including an amendment or cancellation of the rights afforded to the State of Israel by the Special State Share (including this provision) shall be invalid with respect to ZIM, its shareholders and any third party, unless it was approved in advance and in writing by the State of Israel.

In connection with the consummation of the spin-off, Kenon’s ownership of ZIM shares will be subject to the terms and conditions of the Special State Share, which may restrict Kenon’s ability to transfer its equity interest in ZIM to third parties. Additionally, in November 2014, the State of Israel consented to Kenon’s and Idan Ofer’s status, individually and collectively, as a “Permit Holder” of ZIM’s shares, permitting Kenon and Idan Ofer to hold more than 24%, but less than 35%, of ZIM’s share capital, provided that this does not grant control of ZIM to Kenon or Idan Ofer and subject to the terms and conditions of the Special State Share and the undertakings set forth in the State of Israel’s consent. In particular, the terms of the State of Israel’s consent stipulate, among other things, that Kenon’s transfer of the means of control of ZIM is limited if the recipient is required to obtain the State of Israel’s consent, or is required to notify the State of Israel of its holding of ZIM shares pursuant to the terms of the Special State Share, unless such consent was obtained by the recipient or the State of Israel did not object to the notice provided by the recipient. In addition, the terms of the consent provide that, if Idan Ofer’s ownership interest in Kenon is less than 36% or Idan Ofer ceases to be the controlling shareholder, or sole controlling shareholder of Kenon, then Kenon’s rights with respect to its shares in ZIM will be limited to the rights applicable to an ownership of 24% of ZIM, until or unless the State of Israel provides its consent, or does not object to, this decrease in Idan Ofer’s ownership or control. Therefore, if Mr. Ofer sells a portion of his interest in Kenon and owns less than 36% of Kenon, or ceases to be Kenon’s controlling shareholder, then Kenon’s right to vote and receive dividends in respect of its ZIM shares, for example, will be limited to those available to a holder of 24% of ZIM’s shares (even if Kenon holds a greater percentage of ZIM’s shares). “Control”, for the purposes of this consent, is as defined in the State of Israel’s consent, with respect to certain provisions. Additionally, the State of Israel may revoke Kenon’s permit if there is a material change in the facts upon which the State of Israel’s consent was based, or upon a breach of the provisions of the Special State Share by Kenon, Mr. Ofer, or ZIM. For information on the risks related to the State of Israel’s ownership of the Special State Share, including with respect to IC’s transfer of its interest in ZIM to us, see “Item 3D. Risk Factors – Risks Related to ZIM – Israel holds a special state share in ZIM, which imposes certain restrictions on ZIM’s operations and may impact ZIM’s restructuring plans.”

Tower

As of September 30, 2014, we own 18 million shares of Tower, representing a 30% stake (assuming the full conversion of Tower’s approximately 5.6 million outstanding capital notes held by Bank Leumi and Bank Hapoalim), a publicly-traded global specialty foundry manufacturer that generated revenues of $367 million and $505 million in the six months ended June 30, 2014 and the year ended December 31, 2013, respectively. As of June 30, 2014, Tower had 50.9 million shares outstanding (excluding shares issuable upon the full conversion of Tower’s approximately 7 million outstanding capital notes) and a total market capitalization of approximately $448 million, based upon the closing price of Tower’s shares on NASDAQ on June 30, 2014.

Tower is a pure-play independent specialty foundry dedicated to the manufacture of semiconductors. Typically, pure-play foundries do not offer products of their own, but focus on producing integrated circuits, or ICs, based on the design specifications of their customers. Tower manufacture semiconductors for its customers primarily based on third party designs. Tower currently offers the manufacture of ICs with geometries ranging from 1.0 to 45-nanometers. Tower also provides design support and complementary technical services. ICs manufactured by Tower are incorporated into a wide range of products in diverse markets, including consumer electronics, personal computers, communications, automotive, industrial and medical device products.

Tower is focused on establishing leading market share in high-growth specialized markets by providing its customers with high-value wafer foundry services. Tower’s historical focus has been standard digital complementary metal oxide semiconductor, or CMOS, process technology, which is the most widely used method of producing ICs. Tower is currently focused on the emerging opportunities in specialized technologies including CMOS image sensors, mixed-signal, radio frequency CMOS (RFCMOS), bipolar CMOS (BiCMOS), and silicon-germanium BiCMOS (SiGe BiCMOS or SiGe), high voltage CMOS, radio frequency identification (RFID) technologies and power management. To better serve its customers, Tower has developed and is continuously expanding its technology offerings in these fields. Through Tower’s experience and expertise gained over twenty years of operation, it differentiates itself by creating a high level of value for its clients through innovative technological processes, design and engineering support, competitive manufacturing indices, and dedicated customer service.

Tower was founded in 1993, with the acquisition of National Semiconductor’s 150-mm wafer fabrication facility located in Migdal Haemek, Israel, and commenced operations as an independent foundry. Since then, Tower has significantly upgraded its Fab 1 facility, equipment, capacity and technological capabilities with process geometries ranging from 1.0-micron to 0.35-micron and enhanced our process technologies to include CMOS image sensors, embedded flash, advanced analog, RF (radio frequency) and mixed-signal technologies.

In 2003, Tower commenced production in Fab 2, a wafer fabrication facility Tower established in Migdal Haemek, Israel. Fab 2 supports geometries ranging from 0.35 to 0.13-micron, using advanced CMOS technology, including CMOS image sensors, embedded flash, advanced analog, RF (radio frequency), power platforms and mixed-signal technologies.

In September 2008, Tower merged with Jazz. Jazz focuses on specialty process technologies for the manufacture of analog and mixed-signal semiconductor devices. Jazz’s specialty process technologies include advanced analog, radio frequency, high voltage, bipolar and silicon germanium bipolar complementary metal oxide, or SiGe, semiconductor processes. ICs manufactured by Jazz are incorporated into a wide range of products, including cellular phones, wireless local area networking devices, digital TVs, set-top boxes, gaming devices, switches, routers and broadband modems. Jazz operates one semiconductor fabrication facility in Newport Beach, California, or Fab 3.

In June 2011, Tower acquired a fabrication facility in Nishiwaki City, Hyogo, Japan, or Fab 4, from Micron. The assets and related business that Tower acquired from Micron are held and conducted through a wholly owned Japanese subsidiary, TJP. Fab 4 supports geometries ranging from 0.13 to 0.095-micron to manufacture DRAM as well as CMOS and CMOS image sensor products. In 2014, Tower decided to cease the operations of Fab 4 in the course of restructuring its activities and business in Japan.

In December 2013, Tower signed a formation agreement with Panasonic and in March 2014 Tower completed a definitive transaction with Panasonic to create a new company to manufacture products for Panasonic and potentially other third parties, using Panasonic’s three semiconductor manufacturing facilities located in Hokuriku Japan. Pursuant to the transaction, Panasonic formed a new company called TowerJazz Panasonic Semiconductor Co., Ltd., or TPSC, and transferred its semiconductor wafer manufacturing process and capacity tools (8 inch and 12 inch) at its three fabs located in Hokuriku (Uozu E, Tonami CD and Arai E) to TPSC, and entered into a five-year manufacturing agreement for the manufacture of products for Panasonic by TPSC. As part of the transaction, Tower purchased 51% of the shares of TPSC from Panasonic.

For further information on Tower, see “Information Regarding Tower.”

Remaining Businesses

We have interests in certain businesses engaged in the development of alternative fuel or solar technologies:

•	Primus, an innovative developer and owner of a proprietary natural gas-to-liquid technology process, in which we maintain a 91% equity interest; and

•	HelioFocus, a cutting-edge developer of dish technologies for solar thermal power fields, in which we maintain a 70% equity interest.

•	Additionally, until December 24, 2014, we had a 69% equity interest in Petrotec, a European producer of biodiesel generated from UCO, whose securities are publicly-traded on the Frankfurt Stock Exchange.

Description of Operations

Primus

Primus is an innovative developer of a proprietary liquid fuels gasification and pyrolysis technology, the STG+ process, which is designed to produce liquid hydrocarbons from synthesis gas, or syngas, derived from non-edible raw materials (e.g. natural gas, second generation and agricultural biomass and pelletized wood waste, and other feedstocks). Primus’ STG+ process converts syngas into “drop-in” high-octane gasoline and, in the future, may be utilized to produce jet fuel, diesel and high-value chemicals. As a result of the availability of large shale gas reserves in the U.S. and the low cost of natural gas in relation to the cost of gasoline, Primus intends to primarily utilize domestically produced natural gas in its STG+ process.

Primus’ STG+ process improves upon existing gas-to-liquid technologies by integrating all reactors into a single-loop process, thereby reducing capital and operating costs while increasing reliability and yield. Although Primus is still developing its STG+ technology with respect to fuels other than gasoline (e.g., diesel and jet fuel), Primus expects the fuel produced by its STG+ process to be cost-competitive with petroleum-based fuels and expects the STG+ process to operate on a smaller scale than the competing methanol-to-gasoline process utilized by other, non-traditional gasoline producers. Primus expects its customers to be able to distribute, store and pump its gasoline, diesel and jet fuel using existing fuel infrastructures and expects that any gasoline, diesel and jet fuel produced may be utilized in unmodified, conventional vehicles and can be blended 50/50 with standard jet fuel for use in aircraft. Since mid-2011, Primus has operated pilot scale test facilities at its headquarters in Hillsborough, New Jersey. Primus’ pilot plant consists of two major units, the first being a wood pellet gasifier that produces syngas, and the second being the STG+ pilot operation. The STG+ process has been successfully validated at the pilot scale. Primus has conducted over 100 runs at this facility and has used the data obtained from such operations to optimize the design of its demonstration plant, which was completed in August 2013. Primus’ demonstration plant generates syngas from natural gas, and converts the syngas into high-octane gasoline. The demonstration plant has a nameplate production capacity of 12.7 gallons per hour, or 100,000 gallons per year, and was designed to replicate the key scale parameters of Primus’ first commercial plant so as to minimize potential scale-up risks. Over a three year period, Primus has utilized its pilot and demonstration plants to test the STG+ process with more than 10 feedstock and 20 catalyst types, over 2,000 hours of operation.

Primus has yet to commence commercial operation or recognize any revenues from its operations. As of June 30, 2014, IC has invested approximately $62 million into Primus’ operations. In connection with Primus’ further development and our efforts to maximize its value, we may provide additional capital to Primus, in the form of debt or equity financing, if deemed necessary to facilitate Primus’ operational and development capital requirements.

For example, in October 2014, IC, through IC Green, entered into an investment agreement with Primus, pursuant to which IC Green may lend Primus up to $25 million via a series of convertible notes. In connection with IC’s transfer of its equity interest in Primus to us, IC’s interest in the investment agreement, and any convertible notes issued thereunder, will also be transferred to us and the amounts, and timing, of any convertible note issued by Primus to IC Green under the investment agreement, shall be determined exclusively by IC Green. To date, one series of convertible notes (with an aggregate principal amount of $3.5 million) has been issued by Primus to IC Green under the terms of the investment agreement. We own 91% of Primus and the remaining 9% is primarily held by Primus’ founders.

Petrotec

Petrotec, in which we held a 69% interest and which accounted for 5.1% of our revenues for each of the six months ended June 30, 2014 and the year ended December 31, 2013 and 1% of our assets as of each of June 30, 2014 and December 31, 2013, is a European producer of biodiesel generated from UCO and other waste. Petrotec produces sustainable and climate-friendly biodiesels via the processing of UCOs and other waste oils and fats, and also operates its own UCO collection business and blending facility. Petrotec owns an annual nameplate capacity of approximately 185,000 tons through its two production facilities located in Oeding and Emden, Germany. As of June 30, 2014, IC has invested approximately 37 million Euro (approximately $45 million) into Petrotec’s operations, 12.5 million Euro (approximately $15 million) of which has been invested through IC’s provision of numerous shareholder loans, each net after payments. Prior to December 24, 2014, 12 owned 69% of Petrotec and the remaining 31% was publicly held. In 2006, Petrotec’s securities began trading on the Frankfurt Stock Exchange and, as of June 30, 2014, Petrotec had 24,543,741 shares outstanding and a total market capitalization of approximately $39 million. In connection with its listing on the Frankfurt Stock Exchange, Petrotec publishes quarterly and annual financial reports.

In December 2014, IC Green sold its equity interest in Petrotec. For further information on IC Green’s recent sale of its equity interest in Petrotec, see “Item 5A. Material Factors Affecting Results of Operations – Recent Developments – Other – Petrotec.”

HelioFocus

HelioFocus is a developer of cutting-edge dish technologies for solar thermal solutions and is in the process of developing a full system solution for the provision of solar heat using air as a heat transfer mechanism. HelioFocus’ third-generation technology aims to generate energy (e.g., electricity) from solar energy (i.e. “green steam” that can be used by power plants to drive steam turbines to generate electricity). HelioFocus’ product consists of a unique receiver located at the focal of a large parabolic dish that reflects sun rays. The receiver then converts the sun rays into steam with temperatures of up to approximately 1,000 degrees centigrade. HelioFocus has one dish located, and an additional four dishes under construction, in Israel. HelioFocus also operates as a technology provider for eight dishes under construction in Inner Mongolia, China. HelioFocus has not commenced commercial operation. As of June 30, 2014, IC had invested approximately $28 million of equity financing into HelioFocus’ operations, including $1.5 million of intercompany debt, which was converted into additional equity interests in HelioFocus in June 2014 which consequently increased our equity interest in HelioFocus to 53%. Zhejiang Sanhua Co., Ltd. holds 34% and HelioFocus’ founders and key executives hold the remaining 13%. Additionally, in October 2014, IC Green made an offer to contribute an additional $3 million to HelioFocus’ equity capital. The offer was approved by HelioFocus’ shareholders in November 2014 and, as a result of IC Green’s recent investment in HelioFocus’ capital, IC Green’s interest in HelioFocus increased from 53% to 70%.

Notwithstanding our majority equity interest in HelioFocus, as a result of veto rights held by Zhejiang Sanhua Co., Ltd. until May 31, 2014, we did not consolidate HelioFocus’ results of operations with our own until June 30, 2014.

Principal Markets; Customers

Primus

The U.S. transportation fuels market presents an attractive opportunity for Primus and other alternative fuel providers in the gas-to-liquid technologies market. Unlike ethanol and other biofuels that are limited by blending or infrastructure constraints, Primus’ drop-in fuels can be utilized throughout the entire liquid transportation fuels market, which includes the gasoline, diesel and jet fuel markets. Primus’ STG+ process:

•	produces a direct substitute for petroleum-derived gasoline, which generated over $360 billion in sales in the United States in 2013 (based upon the average 2013 wholesale gasoline price of $2.85/gallon and, according to the U.S. Energy Information Administration, or EIA, consumption of approximately 127 billion gallons of gasoline);

•	is expected to be utilized to produce diesel. In particular, Primus seeks to sell its diesel for commercial transportation and maritime fuel application and thereby access the U.S. diesel market, which generated an estimated $176 billion in 2013 (based upon the average 2013 wholesale diesel price of $3.00/gallon and, according to the EIA, consumption of approximately 59 billion gallons of diesel); and

•	is expected to be utilized to produce jet fuel which, in turn, can be blended 50/50 with standard jet fuel. Primus seeks to sell its jet fuel as conventional aviation fuel and thereby access the U.S. aviation fuel market, which generated an estimated $74 billion in 2013 (based upon the average 2013 wholesale jet fuel price of $3.09/gallon and, according to the EIA, consumption of approximately 24 billion gallons of jet fuel).

The demand for transportation fuel derived from natural gas is expected to continue to increase over the next decade as a result of numerous factors, including a U.S. focus on reducing its dependence on foreign oil and the increasing role of alternative transportation fuels as a result of environmental impact and fuel-efficiency. For example, the production of oil results in the “flaring” of natural gas – a method disposing of, rather than utilizing, any excess natural gas. Such flaring has become a concern for certain countries as a result of the associated emissions in greenhouse gases and the subsequent decrease in the availability of natural gas.

Primus’ potential customers are existing refiners of crude oil, purchasers of oil-based fuels, and blenders of transportation fuels, who market 127 billion gallons of gasoline per year (based upon 2013 sales) and direct end-users, such as airlines or retailers. Additionally, both commercial airline regulators and certain branches of the military have developed goals for alternative fuel use and greenhouse gas emissions reductions that will generally increase market demand for cleaner fuels.

Petrotec

Biodiesel can be used as a direct substitute for petrodiesel and can be stored, transported and distributed using the existing petrodiesel infrastructure. Biodiesel can be sold either as pure biodiesel directly, to oil companies for blending with petrodiesel, and to fuel traders who either also use it for blending or resell the product as pure biodiesel. Additionally, the double counting mechanism within the European Union, which permits second generation biofuels created from feedstock to count doubly towards biofuel targets, also incentivizes the purchase of waste-based biodiesel.

Petrotec sells its products to large European oil distributors. In the six months ended June 30, 2014 and the year ended December 31, 2013, sales to these customers represented the bulk of Petrotec’s revenues. In addition, Petrotec is able to meet European Commission biofuels quality specification guidelines, EN 14214, and sells products under the “EcoPremium Biodiesel” brand to freight-forwarding, mineral and oil companies, and by-products (glycerine, distillation residues and salt fertilizers) on the open market; such customers also purchase any of Petrotec’s products that do not explicitly comply with the guidelines of EN 14214.

HelioFocus

Heat applications are well known in the renewable solar industry and solar-driven solutions are expected to serve as a supplemental solution to existing power resources. HelioFocus’ customers are expected to, at least initially, consist of (i) owners and/or operators of existing power plants, with the capacity to utilize HelioFocus’ products to boost the energy production of their existing plants with solar heat or (ii) any other industrial thermal energy consumer, such as cement and chemical manufacturers.

Raw Materials and Suppliers

Primus

Natural gas is segmented into two broad categories: (i) conventional (small volumes of natural gas found in naturally occurring rock formations, such as carbonates, sandstones and siltstones that are easy to develop), and (ii) unconventional (large reservoirs that include tight gas sands, coal bed methane, gas hydrates, shale gas and gas hydrates, in order of abundance).

The natural gas market is primarily regional in nature and is disconnected from the prices of other hydrocarbons, such as oil. Certain countries – including the United States and Canada, for example – have a large volume of natural gas reserves, from which Primus intends to source the feedstock utilized in its STG+ process.

According to the EIA, the proven dry gas reserves in the U.S. have increased approximately 30% in less than a decade as a result of the U.S. discovery of new shale reserves and technological advances in drilling. The recent commercialization of shale gas has been driven by the advancements of horizontal shale drilling techniques and hydraulic fracturing technology, and has led to a significant increase in proven and recoverable natural gas reserves. The EIA expects the price of natural gas to remain relatively low, and for energy-intensive industries to continue to take advantage of such prices through 2028.

In connection with the operation of Primus’ demonstration plant in the six months ended June 30, 2014 and the year ended December 31, 2013, a single supplier provided Primus with its natural gas requirements, representing an immaterial amount of Primus’ operating expenses in the six months ended June 30, 2014 and the year ended December 31, 2013.

Petrotec

Petrotec sources most of its raw materials from suppliers in the open market in Europe, the United States, and elsewhere, and sources a relatively small portion of its raw material requirements from its own collection activities. The availability of waste-based raw materials is, by definition, limited and Petrotec’s access to raw materials from suppliers at competitive prices directly impacts Petrotec’s ability to continue its production and operations.

HelioFocus

HelioFocus’ dishes are composed of various raw materials, including carbon steel, stainless steel, and low-iron glass, which are generally widely available to HelioFocus and are fully recyclable. A significant portion of HelioFocus’ raw materials are produced in China by steel manufacturers, pressure vessels manufacturers, heat exchange companies, and mirror manufacturers for utilization in the real estate industry, mirror manufacturing, and power generation industries. As a result of the specialized nature of HelioFocus’ dish platform, HelioFocus sources its mirrors from a specialized mirror manufacturer and receives custom-designed mirrors with specifications that are uniquely formatted to complement HelioFocus’ technology.

Competition

Primus

Primus seeks to operate as both a technology development company and a producer of alternative liquid fuels. Its competitors in both spaces include other gas-to-liquids companies and companies using other feedstocks to produce syngas, such as ExxonMobil MTG, Haldor Topsøe TIGAS or other newly-established ventures, that provide a different technological approach to the production of syngas. Primus also competes with traditional producers of gasoline (e.g., oil refineries utilizing crude oil). As Primus’ STG+ process is further developed to produce diesel and jet fuel in addition to gasoline, Primus also expects to compete with the traditional and alternative producers of these fuels. Primus believes that its (i) direct synthesis of the desired fuel product, (ii) high yield and cost-effective results; and (iii) selective process allows it to remain competitive with its competitors in both areas.

Petrotec

Petrotec’s operations are focused upon the European markets and, as a result, Petrotec’s competitiveness is impacted by the increasingly competitive nature of the European, and specifically the German, feedstock industry. Recent German legislation has increased the operating costs of biofuel producers, via an imposition of heightened standards with respect to double counting eligibility. As a result, certain smaller biofuel producers have begun to sell their operating assets to larger biofuel producers, contributing to the consolidation of the industry and increasing the economies of scale of the larger producers with which Petrotec competes. Additionally, mineral oil producers, who benefit from increased blending requirements, also compete with Petrotec, and other waste-based biodiesel producers generally, for market share in the alternative fuel market.

HelioFocus

HelioFocus’ technology competes with other established, or newly-established, solar thermal technologies, including parabolic troughs solutions, Linear Fresnel reflectors, and central receivers installed on tall or mini-towers.

Patents, Licenses, Etc.

Primus

Primus’ intellectual property portfolio includes: two issued patents on its core technology, the “Single Loop Process”, to produce liquid fuels from syngas; one issued patent on its first commercial product, specifically the “Fuel Composition”; and several additional patent applications and trade secrets that are generally categorized into the following areas: liquid fuel synthesis, liquid fuel composition, incremental improvements and customization, and biomass gasification.

Primus has also filed corresponding patent applications under the Patent Cooperation Treaty and has filed national phase applications in 16 countries for its base process patent. Primus actively evaluates its intellectual property portfolio so as to optimize its intellectual property strategy and to protect the authenticity and commercial value of its STG+ process.

Petrotec

Petrotec does not have material patents, trademarks, copyrights or intellectual property rights.

HelioFocus

HelioFocus has 16 patent families, including 3 issued patents, 1 allowed patent application and 49 pending patent applications. In addition, HelioFocus has 2 registered trademarks.

Other Businesses’ Property, Plants and Equipment

Primus

Primus’ fully operational 300 gallon-per-day integrated industrial demonstration plant located in Hillsborough, New Jersey, was successfully constructed in August 2013. The demonstration plant converts natural gas feedstock into syngas which is, in turn, converted into high-octane, drop-in gasoline. The demonstration plant has a nameplate production capacity of 12.7 gallons per hour, or 100,000 gallons per year, and was designed to replicate the key scale parameters of Primus’ first commercial plant, so as to minimize potential scale-up risks. Primus expects this demonstration plant to provide the performance data necessary for the construction of Primus’ first commercial plant. Primus also expects to incorporate diesel, followed by jet fuel, production lines in this demonstration plant as Primus further develops its STG+ process.

Primus’ business development plan contemplates the construction of a 27.8 million gallon per year one-train commercial plant, the costs of which are expected be funded by equity contributions, which may dilute Kenon’s equity interest in Primus if Kenon does not participate in such funding. Primus intends to locate this plant, as well as any other future plants, near an established feedstock delivery infrastructure and natural gas pipeline infrastructure so as to increase its operational efficiency.

Petrotec

Petrotec owns a melting plant for pre-treating the used cooking oil it collects itself from restaurants or purchases from its third-party suppliers. The melting plant, which is located in Germany, has an annual capacity of approximately 25,000 tons.

Additionally, Petrotec owns two plants to convert waste oils into biodiesel. One conversion plant is located in Oeding, Germany, and has a nameplate annual capacity of 85,000 tons. The second conversion plant is located in the port of Emden, a city located in the north west of Germany, and has a nameplate annual capacity of 100,000 tons. The production equipment in each conversion plant varies, and includes, reactors, distillation, rectification columns and alike, providing Petrotec with the necessary infrastructure to produce its products. The second conversion plant also has a refinery included in the facility. Collectively, Petrotec’s biodiesel production assets had a utilization rate of approximately 75% in the year 2013.

Petrotec also owns tank farms in Emden, Germany, with a total capacity of approximately 8,600 cubic meters for the storage of its raw materials and products. Of this total volume, Petrotec is leasing two tanks of 1,000 cubic meters each, at its Emden tank farm. To assist in its waste-collection endeavors, Petrotec also operates a truck fleet of up to 20 trucks, most of which are owned by it.

HelioFocus

HelioFocus has one dish located in Israel and an additional four dishes under construction in Israel. HelioFocus also operates as a technology provider for an additional eight dishes under construction in Inner Mongolia, China.

Other Businesses’ Regulatory, Environmental and Compliance Matters

Primus’, Petrotec’s, and HelioFocus’ operations are affected by various local and foreign laws, rules, regulations and authorities with respect to environmental protection. While, to date, their compliance with these requirements has not materially adversely affected their financial condition and/or results of operations, we cannot provide any assurance that existing and new laws or regulations will not materially and adversely affect them. In the future, local or foreign governmental entities or competitors may seek to change existing regulations or impose additional regulations. Any modified or new government regulation applicable to the products or services offered by Primus, Petrotec or HelioFocus, whether at the local or international level, may negatively impact the technical specifications, production, servicing and marketing of their products and increase their costs and the price of their products and services, which could adversely impact their liquidity.

Primus

Motor fuels in the U.S. are primarily regulated by the EPA as a result of the Clean Air Act, which regulates air pollution and requires the EPA to develop and enforce regulations to that end. The 1990 amendments to the Clean Air Act mandated the use of oxygenated compounds (such as ethanol) in gasoline to improve combustion and meet air quality standards and places limits on the quantity of sulfur in conventional gasoline. Primus is subject to these regulations and, in compliance with such regulations, expects to deliver its gasoline to an existing petroleum refinery or a blender where it, like petroleum-based gasoline, will be blended with oxygenates to meet federal and state environmental regulations.

Additionally, Section 211 of the Clean Air Act establishes testing requirements for any new fuel or additive and requires refiners and importers to register their gasoline, diesel and fuel additives products that are produced and commercially distributed for use in highway motor vehicles before those products are offered for sale. The EPA uses such registration as a gatekeeper program and will require that it be satisfied before any regulated fuel can be dispensed. In connection with the registration program, manufacturers are required to analyze the combustion and evaporative emissions generated by their fuel and fuel additive products, survey existing scientific information for each product and, where adequate information is not available, conduct tests to screen for potential adverse health effects of these emissions. These regulations establish the testing requirements for any new fuel or fuel additive. Although Primus’ fuel is similar to existing approved fuels, Primus still needs to satisfy group membership criteria or satisfy FFARs regulation in some other manner. Primus is reviewing the EPA’s RFSs and the testing provisions and requirements of other Clean Air Act programs (e.g., the Toxic Substances Control Act, UL storage issues, warranty issues with vehicle manufacturers and state and federal fuel taxation issues) to determine whether it is subject to, and in compliance with, these regulations. Primus expects its gasoline product to meet or exceed the basic specifications, such that it can be considered a “drop-in” blendstock, functionally equivalent or superior to conventional petroleum gasoline.

Petrotec

Petrotec is required to comply with environmental regulations derived from waste and veterinary laws within Europe and Germany regarding the control of odor, noise, wastewater quality, pollution of rivers and lakes, etc. In particular, Germany enacted a law at the end of January 2013 prescribing new regulations concerning the tractability of raw materials used in the production of biodiesel from waste oils which are sold in Germany. The 36 BlmSchV heightens the requirements for double counting (a competitive feature of Petrotec’s biodiesel) eligibility by including new certifications to quality feedstock for double counting in Germany. In accordance with the new legislation, collection systems need to be certified from the restaurant level through the production plants and eventually through traders selling UCOs. Additionally, all further parts of the collection train should also require certification and operate in a way that makes it possible to audit and trace back the origins of the feedstock. Such requirements are applicable in Germany as well as to every restaurant, collector, aggregator, or trader supplying UCOs for biodiesel production to be eventually sold into the German market. Considering the complex feeder and supplier network supplying the production of UCOs, such regulations represent a new and significant challenge for Petrotec and its competitors at large. These regulations have the potential to decrease the demand for biodiesel in Germany or limit the availability of raw material for serving customers in Petrotec’s local German market.

HelioFocus

Private use of electric power generation equipment in the United States, in the case of HelioFocus, for example, generally requires meeting applicable municipal building and electrical codes and installation by persons who are licensed or certified to install such equipment. With respect to HelioFocus, thermal solar power fields can require extensive government approvals for installation, including zoning and related matters due to their size and noise. HelioFocus’ operations are also affected by the State Council of the Chinese Central Government, which regulates power plant emission levels and determines the technologies that may be utilized for new power plant developments and/or upgrades of existing facilities.

In an effort to promote renewable energy, lawmakers in the majority of developed countries around the world have approved a number of regulations incentivizing the development of alternative power generation. These rules seek to encourage investments in infrastructures and projects in the field of renewable energy and to fully develop technologies that will create economically sustainable renewable energy markets. Each of Primus, Petrotec and HelioFocus believes that the success of its activities in its respective energy business will be considerably dependent upon new regulation concerning the environment and the use of renewable energy, including the continued provision of suitable incentives to entrepreneurs and investors. Qualifying and obtaining incentives for the development and sale of their products are vital to the individual success of each of our renewable energy businesses.

For further information on the regulatory risks associated with any of Primus’ or HelioFocus’ regulatory risks, see “Item 3D. Risk Factors – Risks Related to Our Other Businesses – The energy industry, including the biofuels and renewable energy segments in which our renewable energy businesses operate, is highly regulated by numerous governmental authorities” and “Item 3D. Risk Factors – Risks Related to Our Other Businesses – Changes in government regulations, including mandates, tax credits, subsidiaries and other incentives, could have a material adverse effect upon Primus’ or HelioFocus’ business and results of operations.”

C.	Organizational Structure

The chart below represents a summary of our organizational structure, excluding intermediate holding companies. This chart should be read in conjunction with the explanation of our ownership and organizational structure above.

1.	For a description of IC Power’s subsidiaries, see “Item 4B. Business Overview – Our Businesses – IC Power.”
2.	Recently reduced to 32% in connection with ZIM’s completion of its financial restructuring plan on July 16, 2014.
3.	For information on our fully-diluted equity interest in Tower, see “Information Regarding Tower.”
4.	For further information on IC Green’s recent sale of its equity interest in Petrotec, see “Item 5A. Material Factors Affecting Results of Operations – Recent Developments – Other – Petrotec.”
5.	For further information on IC Green’s recent investment in HelioFocus, which increased IC Green’s interest in HelioFocus from 53% to 70%, see “Item 5. Operating and Financial Review and Prospects – Recent Developments – Other – HelioFocus.”

D.	Property, Plants and Equipment

For information on our property, plants and equipment, see “Item 4B. Business Overview.”

ITEM 4A. Unresolved Staff Comments

Not Applicable.

ITEM 5. Operating and Financial Review and Prospects

This information should be read in conjunction with our unaudited condensed interim carve-out financial statements and the notes thereto, as of June 30, 2014, and for the six months ended June 30, 2014 and 2013, and our audited combined carve-out financial statements, and the related notes thereto, as of December 31, 2013, and for the years ended December 31, 2013 and 2012, and the related notes thereto, included elsewhere in this registration statement. Our financial statements have been prepared in accordance with IFRS as issued by the IASB. The financial information below also includes certain non-IFRS measures used by us to evaluate our economic and financial performance. These measures are not identified as accounting measures under IFRS and therefore should not be considered as an alternative measure to evaluate our performance. In addition, all financial information below relating to Tower has been prepared in accordance with U.S. GAAP.

The following discussion has been prepared assuming that Kenon had operated as a separate entity prior to the consummation of the spin-off, which has not yet occurred. Therefore, references in this discussion to the historical results of our businesses refer to businesses that have not been, but are expected to be, contributed to us in connection with the spin-off. The historical financial statements for the periods under review have been carved out of the consolidated financial statements of IC, which held each of our businesses during the periods under review. References in this discussion to our historical results of operations refer to the carved out historical results of operations of IC. The financial position, results of operations and cash flows reflected in our combined carve-out financial statements include all expenses attributable to our business and each of our businesses, but may not be indicative of those that would have been achieved had we operated as a separate public entity for all periods presented, or of our future results.

Certain information included in this discussion and analysis includes forward-looking statements that are subject to risks and uncertainties, and which may cause actual results to differ materially from those expressed or implied by such forward-looking statements. For further information on important factors that could cause our actual results to differ materially from the results described in the forward-looking statements contained in this discussion and analysis, see “Special Note Regarding Forward-Looking Statements” and “Item 3D. Risk Factors.”

Business Overview

We are a holding company that operates dynamic, primarily growth-oriented, businesses. The companies we own, in whole or in part, are at various stages of development, ranging from established, cash generating businesses to early stage development companies. Each of our businesses was formerly held by IC, which is spinning off these businesses to enhance value for its shareholders by improving the market’s understanding of each of these businesses, enhancing flexibility for these businesses, and improving the ability to pursue more focused strategies and capital structures that are appropriate for each business’ industry and development and that are also in the best interests of Kenon’s shareholders.

Our primary focus will be to continue to grow and develop our primary businesses, IC Power and Qoros, by:

•	in the case of IC Power, continuing to invest in projects that IC Power expects to generate attractive, risk-adjusted returns, using operating cash flows, project or other financing at the IC Power level, as well as proceeds resulting from IC Power’s selective dispositions of assets; and

•	in the case of Qoros, potentially providing additional equity capital or loans to assist Qoros in its development as it continues to pursue its commercial growth strategy. For further information on the RMB400 (approximately $64 million) shareholder loan we expect to provide Qoros during the first quarter of 2015, see “Item 5A. Material Factors Affecting Results of Operations – Recent Developments – Approval of Outline to Provide Qoros With Shareholder Loan in Exchange for the Partial Release of IC’s Back-to-Back Guarantees.”

Following the continued growth and development of IC Power and Qoros, we intend to provide our shareholders with direct access to these businesses, when we believe it is in the best interests of our shareholders based on factors specific to each business, market conditions and other relevant information. Given their industries and respective stages of development, we expect to provide our shareholders with direct access to IC Power and Qoros in the medium- to long-term. We intend to remain a majority or primary controlling shareholder in each of IC Power and Qoros for as long as we own these businesses.

In furtherance of our strategy, we intend to support the development of our non-primary businesses, and to act to realize their value for our shareholders by distributing our interests in our non-primary businesses to our shareholders or selling our interests in our non-primary businesses, rationally and expeditiously, and distributing the proceeds derived from such sales in accordance with the principles set forth below.

As we execute our strategy, we will operate under disciplined capital allocation principles designed to promote the growth and development of our primary businesses, maximize value for our shareholders and ensure the prudent use of our capital. For example, we will refrain from acquiring interests in companies outside of companies (existing or new) within our existing businesses, we do not intend to materially “cross-allocate” proceeds received in connection with distributions from, or sales of our interests in, any of our businesses, among our other businesses, and we intend to distribute any such proceeds to our shareholders or repay amounts owing under our credit facility with IC. In addition, we will not make further investments in ZIM.

Upon the consummation of the spin-off, we will have $35 million in cash on hand, provided to us in the form of an equity contribution from IC, as well as a $200 million credit facility also provided by IC, each of which we will use to execute our business strategy. We expect that a significant portion of the liquidity and capital resources that we will have upon the consummation of the spin-off will be used to support the development of Qoros and, to a lesser extent, Primus.

We do not intend to raise equity financing at the Kenon level, and Millenium, which will own approximately 46.9% of our outstanding ordinary shares upon the consummation of the spin-off, has indicated that, although it is not under a contractual obligation to do so, it (or its successors) intends to be a long-term holder of our ordinary shares.

Overview of Financial Information Presented

As a holding company, Kenon’s results of operations are impacted by the financial results of each of its businesses. To effectively assess our results of operations, we supply detailed information on the financial results of our individual businesses and the impact such results have had on our consolidated results of operations. The analysis of each business’ impact on our results of operations depends upon the method of accounting applicable to it during the periods under review as set forth in the following table:

		Six Months Ended June 30, 2014		Year Ended December 31, 2013
	Ownership Percentage	Method of Accounting	Treatment in Combined Carve-Out Financial Statements	Method of Accounting	Treatment in Combined Carve-Out Financial Statements
IC Power	100%	Consolidated[1]	Consolidated	Consolidated[1]	Consolidated
Qoros	50%	Equity	Share in income (loss) of associates	Equity	Share in income (loss) of associates
ZIM	99.7%[2]	Consolidated[3]	Consolidated	Consolidated[3]	Consolidated
Tower	30%[4]	Equity	Share in income (loss) of associates[5]	Equity	Share in income (loss) of associates[5]
Other
Primus	91%	Consolidated	Consolidated	Consolidated	Consolidated
Petrotec	69%[6]	Consolidated	Consolidated	Consolidated	Consolidated
HelioFocus	70%[7]	Consolidated[8]	Consolidated	Equity[8]	Share in income (loss) of associates

1.	IC Power’s consolidated results of operations include income/loss from associated companies relating to IC Power’s minority interests in each of Generandes and Pedregal, which IC Power accounts for pursuant to the equity method of accounting.

2.	On July 16, 2014, ZIM completed the restructuring of its outstanding indebtedness, which resulted in IC, and consequently, Kenon, owning 32% of the restructured ZIM as compared to IC’s previous interest in ZIM of approximately 99.7%. In future periods, as a result of the restructuring, our equity investment in ZIM will thereafter be reported as a share in income (loss) of associates.

3.	ZIM’s consolidated results of operations include income/loss from associated companies relating to minority interests in its associated companies, which ZIM accounts for pursuant to the equity method of accounting.

4.	Represents Kenon’s equity interest in Tower as of September 30, 2014, assuming the full conversion of Tower’s approximately 5.6 million outstanding capital notes held by Bank Leumi and Bank Hapoalim, which conversion would result in approximately 60.3 million shares outstanding. Kenon’s equity interest in Tower, based upon the approximately 54.7 million Tower shares currently outstanding and Kenon’s ownership of approximately 18 million of such shares, is 33%.

Kenon may experience additional dilution of its equity interest in Tower if the holders of Tower’s outstanding bonds, options and warrants also choose to convert their bonds and exercise their options or warrants, as applicable. Should all this occur, Kenon’s equity interest in Tower, which we refer to as Kenon’s fully-diluted equity interest, would decrease to 18.9%.

5.	To the extent the cumulative net loss equals the total investment, as was the case for Tower as of the year ended December 31, 2013, the book value of our investment will be reduced to zero. Losses beyond the cumulative investment will not be reflected and the book value swill only change with positive net income received in connection with that investment that is higher than the previously accumulated net losses. As a result, a portion of Tower’s results of operations were not reflected in Kenon’s Combined Carve-Out Statement of Income for the periods under review in this section, although such results may be reflected in Kenon’s Combined Carve-Out Statement of Income in future periods. In 2013, a $6 million loss in Tower was not reflected in the Kenon’s Combined Carve-Out Statement of Income.

6.	For further information on IC Green’s recent sale of its equity interest in Petrotec, see “Item 5A. Material Factors Affecting Results of Operations – Recent Developments – Other – Petrotec.”

7.	For further information on IC Green’s recent investment in HelioFocus, which increased IC Green’s interest in HelioFocus from 53% to 70%, see “Item 5. Operating and Financial Review and Prospects – Recent Developments – Other – HelioFocus.”

8.	Notwithstanding our majority equity interest in HelioFocus, as a result of veto rights held by HelioFocus’ other major shareholder until May 31, 2014, we did not consolidate HelioFocus’ results with our own until June 30, 2014 as a result of veto rights held by HelioFocus’ other major shareholder.

The following tables set forth selected financial data for Kenon’s reportable segments for the periods presented:

	Six Months Ended June 30, 2014[1] (unaudited)
	IC Power	ZIM	Qoros[2]	Other[3]	Adjustments[4]	Combined Carve-Out Results
	(in millions of USD, unless otherwise indicated)
Revenue	$661	$1,742	$—	$132	$—	$2,535
Depreciation and amortization	(50)	(75)	—	(3)	—	(128)
Financing income	2	2	—	31	(32)	3
Financing expenses	(72)	(109)	—	(6)	32	(155)
Share in income (loss) from associated companies	13	5	(68)	3	—	(47)
Non-recurring expenses and adjustments	41	—	—	—	—	41

Income (loss) before taxes	$102	$(120)	$(68)	$15	$—	$(71)
Tax expense (benefit) on income	30	9	—	5	—	$44

Income (loss) for the period	$72	$(129)	$(68)	$10	$—	$(115)

Attributable to:
Kenon’s shareholders	58	(133)	(68)	12	—	(131)
Non-controlling interests	14	4	—	(2)	—	16
Percentage of combined revenues	26%	69%	—	5%	—	100%
EBITDA	$168 [5]	$57 [6]	—	$(10)[7]	—	$215
Percentage of combined EBITDA	78%	27%	—	(4)%	—	100%

1.	Includes ZIM’s consolidated results as a result of IC’s previous 99.7% interest in ZIM. In future periods, however, as a result of IC’s reduced equity interest in ZIM to 32% in July 2014, we will no longer consolidate ZIM’s results of operations and, instead, will present ZIM’s results as a share in income (loss) from associates.
2.	Associated company.
3.	Includes financing income from parent company loans, holding company general and administrative expenses, as well as the results of Primus, Petrotec and HelioFocus. In December 2014, IC Green sold its equity interest in Petrotec. For further information on IC Green’s recent sale of its equity interest in Petrotec, see “Item 5A. Material Factors Affecting Results of Operations – Recent Developments – Other – Petrotec.”
4.	“Adjustments” includes inter-segment sales and the consolidation entries. For the purposes of calculating the “percentage of combined
5.	For a reconciliation of IC Power’s net income to its EBITDA, see “Item 3A. Selected Financial Data – Information on Business Segments – IC Power.”
6.	For a reconciliation of ZIM’s net income to its EBITDA, see “Item 3A. Selected Financial Data – Information on Business Segments – ZIM.”
7.	For a reconciliation of our “Other” reporting segment’s income (loss) to its EBITDA, see “Item 3A. Selected Financial Data.”

	Six Months Ended June 30, 2013[1] (unaudited)
	IC Power	ZIM	Qoros[2]	Other[3]	Adjustments[4]	Combined Carve-Out Results
	(in millions of USD, unless otherwise indicated)
Revenue	$352	$1,895	$—	$127	$—	$2,374
Depreciation and amortization	(31)	(81)	—	(2)	—	(114)
Financing income	3	1	—	22	(22)	4
Financing expenses	(32)	(126)	—	(11)	22	(147)
Share in income (loss) from associated companies	14	4	(32)	(16)	—	(30)
Non-recurring expenses and adjustments	—	(24)	—	—	—	(24)

Income (loss) before taxes	$58	$(195)	$(32)	$(19)	$—	$(188)
Tax expense (benefit) on income	19	10	—	—	—	$29

Income (loss) for the period	$39	$(205)	$(32)	$(19)	$—	$(217)

Attributable to:
Kenon’s shareholders	33	(209)	(32)	(19)	—	(227)
Non-controlling interests	6	4	—	—	—	10
Percentage of combined revenues	16%	80%	—	4%	—	100%
EBITDA	$104 [5]	$31 [6]	$—	$(12)[7]	$—	$123
Percentage of combined EBITDA	85%	25%	—	(10)%	—	100%

1.	Includes ZIM’s consolidated results as a result of IC’s previous 99.7% interest in ZIM. In future periods, however, as a result of IC’s reduced equity interest in ZIM to 32% in July 2014, we will no longer consolidate ZIM’s results of operations and, instead, will present ZIM’s results as a share in income (loss) from associates.
2.	Associated company.
3.	Includes financing income from parent company loans, holding company general and administrative expenses, as well as the results of Primus and Petrotec. Notwithstanding our majority interest in HelioFocus, until June 30, 2014, we accounted for HelioFocus pursuant to the equity method of accounting as a result of veto rights held by HelioFocus’ other major shareholder. In December 2014, IC Green sold its equity interest in Petrotec. For further information on IC Green’s recent sale of its equity interest in Petrotec, see “Item 5A. Material Factors Affecting Results of Operations – Recent Developments – Other – Petrotec.”
4.	“Adjustments” includes inter-segment sales and the consolidation entries. For the purposes of calculating the “percentage of combined assets” and the “percentage of combined assets excluding associated companies,” “Adjustments” has been combined with “Other.”
5.	For a reconciliation of IC Power’s net income to its EBITDA, see “Item 3A. Selected Financial Data – Information on Business Segments – IC Power.”
6.	For a reconciliation of ZIM’s net income to its EBITDA, see “Item 3A. Selected Financial Data – Information on Business Segments – ZIM.”
7.	For a reconciliation of our “Other” reporting segment’s income (loss) to its EBITDA, see “Item 3A. Selected Financial Data.”

	Year Ended December 31, 2013[1]
	IC Power	ZIM	Qoros[2]	Other[3]	Adjustments[4]	Combined Carve-Out Results
	(in millions of USD, unless otherwise indicated)
Revenue	$866	$3,682	$—	$257	$7	$4,812
Depreciation and amortization	(75)	(238)[5]	—	(5)	—	(318)
Financing income	5	3	—	31	(32)	7
Financing expenses	(86)	(330)	—	—	32	(384)
Share in income (loss) from associated companies	32	10	(127)	(32)	—	(117)

Income (loss) before taxes	$123	$(507)	$(127)	$35	$—	$(546)
Tax expense (benefit) on income	42	23	—	(2)	—	$63

Income (loss) for the year	$81	$(530)	$(127)	$(33)	$—	$(609)

Attributable to:
Kenon’s shareholders	66	(535)	(127)	(30)	—	(626)
Non-controlling interests	15	5	—	(3)	—	17

Segment assets[6]	$2,749	$2,591	$—	$1,240	$(1,136)	$5,444
Investments in associated companies	286	11	226	17	—	540
Segment liabilities	2,237	3,180	—	751	(1,136)	5,032
Capital expenditure	351	20	—	—	—	371
EBITDA	$247 [7]	$48 [8]	$—	$(29)[9]	$—	$266

Percentage of combined revenues	18%	77%	—	5%	—	100%
Percentage of combined assets	51%	43%	—	6%	—	100%
Percentage of combined assets excluding associated companies	51%	48%	—	1%	—	100%
Percentage of combined EBITDA	93%	18%	—	(11)%	—	100%

1.	Includes ZIM’s consolidated results as a result of IC’s previous 99.7% interest in ZIM. In future periods, however, as a result of IC’s reduced equity interest in ZIM to 32% in July 2014, we will no longer consolidate ZIM’s results of operations and, instead, will present ZIM’s results as a share in income (loss) from associates.
2.	Associated company.
3.	Includes financing income from parent company loans, holding company general and administrative expenses, as well as the results of Primus and Petrotec. Notwithstanding our majority equity interest in HelioFocus, as a result of veto rights held by HelioFocus’ other major shareholder until May 31, 2014, we did not consolidate HelioFocus’ results of operations with our own until June 30, 2014. In December 2014, IC Green sold its equity interest in Petrotec. For further information on IC Green’s recent sale of its equity interest in Petrotec, see “Item 5A. Material Factors Affecting Results of Operations – Recent Developments – Other – Petrotec.”
4.	“Adjustments” includes inter-segment sales and the consolidation entries. For the purposes of calculating the “percentage of combined assets” and the “percentage of combined assets excluding associated companies,” “Adjustments” has been combined with “Other.”
5.	In the case of ZIM, includes the derecognition of payments on account of vessels of $72 million.
6.	Excludes investment in associates.
7.	For a reconciliation of IC Power’s net income to its EBITDA, see “Item 3A. Selected Financial Data – Information on Business Segments – IC Power.”
8.	For a reconciliation of ZIM’s net income to its EBITDA, see “Item 3A. Selected Financial Data – Information on Business Segments – ZIM.”
9.	For a reconciliation of our “Other” reporting segment’s income (loss) to its EBITDA, see “Item 3A. Selected Financial Data.”

	Year Ended December 31, 2012[1]
	IC Power	ZIM	Qoros[2]	Other[3]	Adjustments[4]	Combined Carve-Out Results
	(in millions of USD)
Revenue	$576	$3,960	—	$215	—	$4,751
Depreciation and amortization	(55)	(314)[5]	—	(4)	—	(373)
Financing income	5	3	—	24	26	6
Financing expenses	(50)	(214)	—	—	(26)	(238)
Share in income (loss) from associated companies	33	9	(54)	(31)	—	(43)

Income (loss) before taxes	$87	$(408)	$(54)	$(25)	$—	$(400)
Tax expenses (benefit) on income	21	19	—	—	—	$40

Income (loss) for the year	$66	$(427)	$(54)	$(25)	$—	$(440)

Attributable to:
Kenon’s shareholders	57	(433)	(54)	(22)	—	(452)
Non-controlling interests	9	6	—	(3)	—	12

Segment assets[6]	$2,145	$3,142	$—	$1,073	$(959)	$5,401
Investments in associated companies	312	18	207	40	—	577
Segment liabilities	1,709	3,186	—	594	(959)	4,530
Capital expenditures	391	42	—	—	—	433
EBITDA	$154 [7]	$108 [8]	$—	$(14)[9]	$—	$248

Percentage of Combined Revenues	12%	82%	—	6%	—	100%
Percentage of Combined Assets	41%	53%	—	6%	—	100%
Percentage of combined assets excluding associated companies	40%	58%	—	2%	—	100%
Percentage of Combined EBITDA	62%	44%	—	(6)%	—	100%

1.	Includes ZIM’s consolidated results as a result of IC’s previous 99.7% interest in ZIM. In future periods, however, as a result of IC’s reduced equity interest in ZIM to 32% in July 2014, we will no longer consolidate ZIM’s results of operations and, instead, will present ZIM’s results as a share in income (loss) from associates.
2.	Associated company.
3.	Includes financing income from parent company loans, holding company general and administrative expenses, as well as the results of Primus and Petrotec. Notwithstanding our majority equity interest in HelioFocus, as a result of veto rights held by HelioFocus’ other major shareholder until May 31, 2014, we did not consolidate HelioFocus’ results of operations with our own until June 30, 2014. In December 2014, IC Green sold its equity interest in Petrotec. For further information on IC Green’s recent sale of its equity interest in Petrotec, see “Item 5A. Material Factors Affecting Results of Operations – Recent Developments – Other – Petrotec.”
4.	“Adjustments” includes the consolidation entries. For the purposes of calculating the “percentage of combined assets” and the “percentage of combined assets excluding associated companies,” “Adjustments” has been combined with “Other.”
5.	In the case of ZIM, includes the derecognition of payments on account of vessels of $133 million.
6.	Excludes investment in associates.
7.	For a reconciliation of IC Power’s net income to its EBITDA, see “Item 3A. Selected Financial Data – Information on Business Segments – IC Power.”
8.	For a reconciliation of ZIM’s net income to its EBITDA, see “Item 3A. Selected Financial Data – Information on Business Segments – ZIM.”
9.	For a reconciliation of our “Other” reporting segment’s net income to its EBITDA, see “Item 3A. Selected Financial Data.”

The following tables set forth summary information regarding each of our equity-method accounting businesses for the periods presented:

	Year Ended December 31, 2013
	Qoros	Tower	HelioFocus	Generandes	Pedregal	ZIM’s Associated Companies	Total
Income (loss)	$(127)	$(27)	(5)	$30	2	10	$(117)
Share of Income from Associates (100% of results)	(255)	(109)	(8)	86	8	28	—
Book Value	226	—	17	$276	10	11	540
Market Capitalization	—	$280 [1]	—	—	—	—	—
Kenon Share of Market Capitalization		$103	—	—	—	—	—

1.	Market capitalization is based upon 47,869,150 shares outstanding, as of December 31, 2013 at $5.84 per share, the closing price of Tower’s shares on NASDAQ on December 31, 2013.

	Year Ended December 31, 2012
	(in millions of USD)
	Qoros	Tower		HelioFocus	Generandes	Pedregal	ZIM’s Associated Companies	Total
Income (loss)	$(61)	$(21)		(3)	$31	2	9	$(43)
Share of Income from Associates (100% of results)	(108)	(66)		(6)	79	11	20	—
Book Value	$207	$19		21	$298	$14	$18	$577
Market Capitalization	—	177	[1]	—	—	—	—	—
Kenon Share of Market Value Capitalization	—	$111	[2]	—	—	—	—	—

1.	Market capitalization is based upon 48,138,955 number of shares outstanding, as of December 31, 2012 at $7.95 per share, the closing price of Tower’s shares on NASDAQ on December 31, 2012.
2.	Includes the market value of shares and shares that will derive from conversion of capital notes.

ZIM

As of June 30, 2014 and December 31, 2013, ZIM was not in compliance with the financial covenants relating to most of its outstanding long-term debt obligations and liabilities. As a result of, among other things, the “going concern” reference in ZIM’s third quarter 2013 and subsequent financial statements up to, and including, March 31, 2014, most of ZIM’s loans were in default and the lenders of such loans had the right to demand their immediate repayment.

On July 16, 2014, ZIM completed its financial restructuring, reducing ZIM’s outstanding indebtedness and liabilities (face value, including future off-balance sheet commitments in respect of operational leases and with respect to those parties participating in the restructuring) from approximately $3.4 billion to a remaining balance of approximately $2 billion. As a result, ZIM is not in default under any of its loans or outstanding liabilities and the lenders under ZIM’s loans no longer have the right to demand ZIM’s immediate repayment of such indebtedness. Additionally, as of September 30, 2014, ZIM was in compliance with its minimum liquidity covenant of $125 million. As part of ZIM’s restructuring, IC invested $200 million in ZIM’s capital structure and IC’s ownership of ZIM (which will be contributed to Kenon) was reduced to 32% of ZIM’s outstanding shares. For further information on the terms of ZIM’s restructuring plan, see “Item 5B. Liquidity and Capital Resources – ZIM’s Liquidity and Capital Resources – ZIM’s Restructuring Plan.” In future periods, as a result of our reduced equity interest in ZIM, we will no longer consolidate ZIM’s results of operations and, instead, will present ZIM’s results as share in income (loss) from associates.

Qoros

We have a 50% equity interest in Qoros. As a result, we account for Qoros pursuant to the equity method of accounting and discuss Qoros’ results of operations in our discussion of our share in income (loss) from associates. Additional detail on Qoros’ historic financial performance can be found in Qoros’ separate financial statements for the six months ended June 30, 2014 and 2013 and the years ended December 31, 2013 and 2012, which are included in this registration statement.

Tower

For information on Tower’s results of operations, see “Information Regarding Tower.”

A.	Material Factors Affecting Results of Operations

Kenon

Certain Singapore Tax Implications for Kenon

As a Singapore-resident company, Kenon would be subject to income tax in Singapore on its income accruing in or derived from Singapore, and foreign-sourced income received in Singapore from outside Singapore unless otherwise exempt. The corporate tax rate in Singapore is currently 17%, unless reduced under an applicable concession or incentive, and is chargeable on income less allowable deductions and allowances. However, as each of the businesses that will be transferred to Kenon in connection with the spin-off intend to continue to conduct their operations outside of Singapore, Kenon does not expect to be subject to tax in Singapore on any income generated by such businesses.

Foreign-sourced income in the form of dividends, branch profits and service income received or deemed to be received in Singapore by Kenon (as a Singapore tax-resident company) would also be exempt from tax in Singapore, provided certain conditions, including the following, are satisfied:

•	such income is subject to tax of a similar character to income tax under the law of the jurisdiction from which such income is received; and

•	at the time the income is received in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which the income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is not less than 15%.

Certain concessions and clarifications have also been announced by the Inland Revenue Authority of Singapore, or IRAS, with respect to the above conditions.

To the extent that the conditions set out above are fulfilled in relation to foreign-sourced dividends and branch profits received in Singapore by Kenon, Kenon should not be subject to Singapore tax on such income.

As a result, Kenon does not expect to pay any taxes in Singapore on its foreign-sourced income, as such income (i) is expected to be exempt from tax when remitted into Singapore (based upon the conditions outlined above), (ii) may be maintained outside of Singapore and utilized by Kenon to make dividend payments to shareholders outside of Singapore or (iii) may be maintained outside of Singapore and utilized by Kenon to make further investments outside of Singapore. No material Singapore corporate taxes have therefore been accounted for, or are expected to be accounted for, in Kenon’s financial statements.

The corporate tax rate in Singapore is currently 17% unless reduced under an applicable concession or incentive, and is chargeable on income less allowable deductions and allowances. Pursuant to Singapore’s one-tier corporate tax system, the tax on corporate profits is final and dividends paid by a Singapore-resident company to its shareholders, regardless of their legal form or tax residence, would be exempt from tax in Singapore. No withholding tax would be payable on such dividends.

Singapore does not impose taxes on disposal gains, which are considered to be capital in nature, but imposes tax on income and gains of a trading nature. As such, whenever a gain is realized on the disposal of an asset, the practice of the IRAS is to rely upon a set of commonly-applied rules in determining the question of capital (not taxable) or revenue (taxable). Under Singapore tax laws, any gains derived by a divesting company from its disposal of ordinary shares in an investee company between June 1, 2012 and May 31, 2017 are generally not taxable if, immediately prior to the date of such disposal, the divesting company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months.

IC Power

Set forth below is a discussion of the material factors affecting the results of operations of IC Power for the periods under review.

Capacity Growth

IC Power’s capacity, excluding capacity attributable to Edegel, which IC Power sold in September 2014 (1,540 MW and 326 MW capacity and proportionate capacity, respectively), was 2,463 MW and 2,070 MW as of June 30, 2014 and December 31, 2013, respectively.

The following table sets forth IC Power’s proportionate capacity growth since January 1, 20121:

Entity	Country	Energy used to operate power station	Completion of Development/ Date of Acquisition	Capacity (MW)	Proportionate capacity (MW)
Kallpa	Peru	Natural gas	Development Completed – August 2012	293	219
OPC	Israel	Natural gas and diesel	Development Completed – July 2013	440	352
Colmito	Chile	Diesel	Acquired – October 2013	58	58
Corinto	Nicaragua	Heavy fuel oil	Acquired – March 2014	71	46
Tipitapa Power	Nicaragua	Heavy fuel oil	Acquired – March 2014	51	33
Amayo I	Nicaragua	Wind	Acquired – March 2014	40	25
Amayo II	Nicaragua	Wind	Acquired – March 2014	23	14
Surpetroil	Colombia	Natural gas	Acquired – March 2014	15	9
Kallpa – Las Flores	Peru	Natural gas	Acquired – April 2014	193	144
JPPC	Jamaica	Heavy fuel oil	Acquired – May 2014	50	50	[2]
Total increase in capacity				1,234	951
Capacity at January 1, 2012, excluding Edegel				1,229	979
Capacity at June 30, 2014, excluding Edegel				2,463	1,929
Percentage change during period				100%	97%

1.	Does not reflect (i) Puerto Quetzal Power, which has a capacity of 234 MW, and which IC Power entered into an agreement to acquire in August 2014 or (ii) Kanan, which is expected to install and operate (by July 2015) thermal generation units with a total capacity of 92 MW in connection with its recently awarded bid in Panama. For further information on these acquisitions, see “ – Recent Developments – IC Power – Acquisitions.”
2.	Prior to January 1, 2012, IC Power held an approximate 16% equity interest in JPPC, which has a capacity of 60 MW, which resulted in an approximately 10 MW contribution to IC Power’s proportionate capacity prior to IC Power’s acquisition of the remaining 84% equity interest in JPPC in May 2014.

As a result of IC Power’s capacity expansion, its consolidated revenues, operating income, finance expenses and net income during the periods under review substantially increased.

In October 2014, an IC Power wholly-owned subsidiary, Kanan Overseas, I. Inc., or Kanan, was awarded a five-year contract to supply energy in Panama, with a maximum contractual capacity of 86 MW. The contract will become effective in July 2015. To facilitate its supply of this energy, Kanan plans to install and operate thermal generation units with a total capacity of 92 MW.

Macroeconomic Conditions in the Countries in which IC Power Operates

IC Power’s portfolio of power generation assets is located in a number of geographic regions across the globe. As a result, IC Power’s business and operating results are affected by worldwide political and economic conditions, particularly those affecting Latin America, the Caribbean and Israel.

Macroeconomic conditions impact the consumption of electricity by industrial and individual consumers. For instance, countries experiencing sustained economic growth generally experience an increase in their consumption of electricity. Additionally, macroeconomic conditions are also likely to affect foreign exchange rates, domestic interest rates and inflation, which each have an effect on IC Power’s financial and operating costs. Fluctuations in the exchange rates between local currencies in the countries in which IC Power operates and the U.S. dollar, which is IC Power’s functional currency, will generate either gains or losses on monetary assets and liabilities denominated in these local currencies and can therefore affect IC Power’s profitability. Fluctuations in inflation rates may increase labor costs and other local expenses of IC Power’s operating companies, and IC Power may be unable to pass such increases on to its customers (e.g., in the context of customers who purchase energy or capacity from IC Power pursuant to a long-term PPA).

For further information on the risks associated with currency fluctuations, see “Item 3D Risk Factors – Risks Related to our Diversified Strategy and Operations – Foreign exchange rate fluctuations could have a material adverse effect on our earnings and the strength of our balance sheet.”

The following table sets forth the average local currencies per dollar exchange rates and the annual inflation rate for the periods presented for each of the countries in which IC Power has material operations:

	2013		2012
	Exchange Rate	Inflation Rate	Exchange Rate	Inflation Rate
	(per $1)	(%)	(per $1)	(%)
Peru	2.7	2.8	2.6	3.7
Dominican Republic	41.8	4.8	39.3	3.7
El Salvador	8.8	0.8	8.8	1.7
Bolivia	6.9	5.7	6.9	4.6
Chile	495.3	1.8	486.5	3.0
Israel	3.6	1.5	3.9	1.7

Sources: Exchange Rates – World Bank

              Inflation Rates – World Bank

For further information on the macroeconomic conditions of those key countries in which IC Power operates, see “Item 4B. Business Overview – Our Businesses – IC Power – IC Power’s Industry Overview.”

Availability and Dispatch

The regulatory frameworks in Peru, the Dominican Republic, El Salvador, Bolivia, Chile and Nicaragua establish marginal cost systems, and the relevant regulatory agencies determine which generation units are to be dispatched, so as to minimize the cost of energy supplied.

Availability refers to the percentage of time that a plant is available to generate energy. For example, hydroelectric plants are unavailable when they are removed from operation to conserve water in the associated reservoirs or river basins, for maintenance or when there are unscheduled outages. Thermal plants are unavailable when they are removed from operation for maintenance or when there are unscheduled outages. IC Power’s average availability in 2013 was 93.5% in Peru, 96.1% in Israel (commercial operation commenced in July 2013), 87.1% in the Dominican Republic, 95.0% in El Salvador, 95.5% in Bolivia and 100% in Chile. Each of the relevant regulatory agencies consider the average availability of generation plants when it allocates firm capacity.

A substantial portion of the capacity in Peru, Chile, El Salvador, Colombia, the Dominican Republic and Bolivia is comprised of hydroelectric plants. The marginal cost of production by these plants is almost nil. As a result, these plants are generally the first to be dispatched, when available. However, the availability of these plants is subject to annual and seasonal variations based on the hydrology of the reservoirs and river basins that provide the water to operate these plants. When hydroelectric plants are unavailable or have been fully dispatched, generation plants are generally dispatched on the basis of cost, with lower cost units generally dispatched first. Kallpa’s units, for example, are among the first generation units to be dispatched in Peru after the hydroelectric plants, since Kallpa is among the lowest-cost thermal generation units in Peru. COBEE’s hydroelectric plants are among the first generation units to be dispatched in Bolivia as a result of the low variable costs associated with these units. IC Power seeks to ensure that its hydroelectric units are available to be dispatched when necessary, as such availability is important to IC Power’s positioning, its ability to capture the benefits of marginal cost dispatch, and the maximization of its margins.

If IC Power’s generation plants are available for dispatch and are not dispatched, or are partially dispatched, by the system operator and if IC Power’s obligations to deliver energy exceed the energy dispatched from its own generation units at any particular time, IC Power purchases energy in the spot market to satisfy its obligations under its PPAs, usually at prices that are lower than its own generation costs resulting in a higher margin. To the extent that IC Power’s generation plants are not available for dispatch, IC Power purchases energy in the spot market to satisfy its obligations under its PPAs, and there is a risk that the price of such energy may be higher than the price for energy that IC Power receives under its PPAs.

Although Kallpa has adopted a commercial strategy under which it generally enters into PPAs under which it sells more capacity than it is allocated by the COES, IC Power reviews the anticipated load curves of its customers prior to entering into PPAs in order to determine whether its contracting strategy will present a risk that the total energy demanded under its PPAs will exceed its capacity. The following table sets forth the amount of energy sold by IC Power’s operating companies under their PPAs and in the spot market, and the amount of energy dispatched and purchased by certain of IC Power’s operating companies, that were owned by us and in commercial operation for the year ended December 31, 2013:

Year Ended December 31,	Sales under PPAs	Sales in Spot Market	Energy Dispatched	Energy Purchased
	(GWh)
Kallpa:
2013	6,268	84	5,265	1,087
2012	4,321	162	4,135	350

CEPP:
2013	325	7	332	—
2012	316	15	330	—

Nejapa:
2013	511	164	458	249
2012	437	244	561	131

COBEE:
2013	276	827	1,103	—
2012	277	826	1,103	—

Cost of Sales

IC Power’s principal costs of sales are heavy fuel oil, natural gas and lubricants, purchases of capacity and energy on the spot market, transmission costs, personnel and third party services, and maintenance costs.

IC Power’s costs for natural gas, which include transportation costs, vary primarily based on the quantity of natural gas consumed, the variation of market prices of heavy fuel oil and whether IC Power consumes all of the natural gas that it is obligated to purchase under its natural gas supply contracts. The price adjustment mechanisms in IC Power’s Peruvian PPAs act as a natural hedge against the price of natural gas. IC Power’s costs for heavy fuel oil, which include transportation costs, vary primarily based on the quantity of heavy fuel oil consumed and the variation of market prices of heavy fuel oil. IC Power generates electricity using heavy fuel oil in the Dominican Republic and El Salvador. The price adjustment mechanisms in IC Power’s Dominican and Salvadorian PPAs also act as a natural hedge against the price of fuel oil.

IC Power’s costs for transmission vary primarily according to the quantity of energy that IC Power sells and the specific nodes in the SEIN through which its customers withdraw energy from the SEIN. Under IC Power’s PPAs and the regulatory regimes under which it sells energy in the spot market, most transmission costs are passed on to its customers.

IC Power incurs personnel and third party services costs in the operation of its plants. These costs are usually independent of the volumes of energy produced by its plants. IC Power incurs maintenance costs in connection with the ongoing and periodic maintenance of its generation plants. These costs are usually correlated to the volumes of energy produced and running hours by its plants.

Results from Associates

IC Power’s net income, cash flows from operations and statement of financial condition are affected by the results of Pedregal, in which IC Power holds a 21% indirect equity interest, and Edegel, in which IC Power held a 21% indirect equity interest during the periods under review, but which IC Power has recently sold.

With respect to IC Power’s associates, IC Power records its proportional share in the net income of Generandes and Pedregal in its statement of income as share of profit in associates. During the six months ended June 30, 2014 and 2013, IC Power’s share of profit in associated companies was $13 million and $14 million, respectively, as compared to $32 million and $33 million for the years ended December 31, 2013 and 2012, respectively. IC Power records dividends received from Generandes and Pedregal reflected as cash flow from operations in its statement of cash flows. During the six months ended June 30, 2014 and 2013, IC Power received dividends from these companies in the aggregate amount of $12 million and $9 million, respectively, as compared to $31 million and $16 million for the years ended December 31, 2013 and 2012, respectively. The book value that IC Power records for these investments in its statement of financial position is adjusted to reflect its proportional share in the net income of these companies and the dividends received from these companies and the cumulative translation adjustment to the value of its investment in Generandes are netted from the result.

Although IC Power seeks to exert a degree of influence with respect to the management and operation of these investments by exercising certain limited governance rights, IC Power’s ability to control the development and operation of these companies may be limited, IC Power may be dependent on the majority shareholders to operate such businesses, and the approval of the majority shareholders is required for distributions of funds to IC Power. IC Power periodically evaluates its investments in companies that it does not consolidate and considers whether it would be in its interests to increase its investments in these companies or reduce or divest its interests in the companies. In April 2014, IC Power entered into an agreement to sell its 21% indirect equity interest in Edegel to Enersis, a subsidiary of Edegel’s indirect controlling shareholder, for $413 million (which resulted in IC Power’s recognition of approximately $110 million of net profit). In August 2014, INDECOPI approved IC Power’s agreement to sell its indirect equity interest in Edegel to Enersis and, in September 2014, IC Power completed the sale of its interest. Edegel, which has a capacity of 1,540 MW, represented 16% of IC Power’s proportionate capacity (Edegel represents 326 MW of proportionate capacity), as of June 30, 2014 and December 31, 2013. Edegel contributed $12 million and $33 million to IC Power’s net income and Proportionate EBITDA, respectively, for the six months ended June 30, 2014 and $29 million and $64 million to IC Power’s net income and Proportionate EBITDA, respectively, for the year ended December 31, 2013.

For further information on the risks related to IC Power’s sale of Edegel, see “Item 3D. Risk Factors – Risks Related to IC Power – IC Power could face risks in connection with the disposals of its interest in its businesses, including risks in connection with its recent sale of its interest in Edegel.”

Effects of Outstanding Indebtedness, including Financial Leases

As of June 30, 2014 and December 31, 2013, IC Power’s total outstanding consolidated indebtedness, excluding debt owed to shareholders and related parties, was $2,169 million and $1,669 million, respectively. As of June 30, 2014, IC Power had no outstanding loans and notes owed to its parent company. As of December 31, 2013, IC Power had outstanding loans and notes owed to its parent company of approximately $243 million.

IC Power financed its acquisition of the Kallpa I, II and III turbines, and Las Flores terminal, through financial leases. As a result, IC Power has recognized these turbines and the terminal as property, plant and equipment and has recognized the related lease obligations as loans from banks and others, but does not recognize any cash flow from financing activities. Payments under these leases are recognized in IC Power’s statement of cash flows as cash flows from financing activities at the time that these payments are made.

Income Taxes

IC Power operates through various subsidiaries in several countries and, as a result, is subject to income tax in each jurisdiction in which it has operations including in Israel, its country of incorporation. As of January 2014, the corporate income tax rate in Israel applicable to each of IC Power and OPC is 26.5% (prior to such date, the corporate income tax rate was 25% in 2013).

In Peru, Kallpa, Edegel, Generandes and Southern Cone are subject to corporate income tax at a rate of 30% on taxable income. However, dividends received by Generandes from Edegel or by Southern Cone from Generandes are not considered taxable income of Generandes or Southern Cone. Distributions of dividends made to non-resident shareholders by Kallpa and Southern Cone are subject to withholding taxes at a rate of 4.1%. In November 2010, Kallpa entered into a legal stability agreement with the Peruvian government under which the Peruvian government agreed that the income tax regime applicable to Kallpa would not be modified for a period of ten years.

In the Dominican Republic, the corporate income tax rate is 29%. Prior to its expiration in April 2012, CEPP had an exemption from all direct Dominican Republic taxes, including income tax. Distributions made to non-resident shareholders are subject to withholding taxes at a rate of 10%.

Nejapa’s branch in El Salvador and Cenergica are subject to corporate income tax in El Salvador at a rate of 30% and non-resident shareholders are subject to a 5% withholding tax on dividend distributions. COBEE’s branch in Bolivia is subject to corporate income tax in Bolivia at a rate of 25%. In addition, the net income of COBEE’s branch in Bolivia is subject to withholding of a branch profits tax at a rate of 12.5%.

ZIM

Set forth below is a discussion of the material factors affecting the results of operations of ZIM for for the periods under review.

Debt Restructuring

As of June 30, 2014 and December 31, 2013, ZIM was not in compliance with the financial covenants relating to most of its outstanding long-term debt obligations and liabilities. As a result of, among other matters, the “going concern” reference in ZIM’s third quarter 2013, and subsequent financial statements (up to, and including, March 31, 2014), most of ZIM’s loans were in default and the lenders of such loans had the right to demand their immediate repayment. On July 16, 2014, ZIM completed its financial restructuring, reducing ZIM’s outstanding indebtedness and liabilities (face value, including future off-balance sheet commitments in respect of operational leases and with respect to those parties participating in the restructuring) from approximately $3.4 billion to approximately $2 billion. As a result, ZIM is not in default under any of its loans or outstanding liabilities and the lenders under ZIM’s loans no longer have the right to demand ZIM’s immediate repayment of such indebtedness. Additionally, as of September 30, 2014, ZIM was in compliance with its minimum liquidity covenant of $125 million. As part of ZIM’s restructuring, IC invested $200 million in ZIM’s capital structure and ICs’ ownership of ZIM (which will be contributed to Kenon) was reduced to 32% of ZIM’s outstanding shares. For further information on the terms of ZIM’s restructuring plan, see “Item 5B. Liquidity and Capital Resources – ZIM’s Liquidity and Capital Resources – ZIM’s Restructuring Plan.”

In future periods, as a result of our reduced equity interest in ZIM, we will no longer consolidate ZIM’s results of operations and, instead, will present ZIM’s results as share in income (loss) from associates.

Voyage Expenses

Voyage expenses consist primarily of expenses related to cargo handling, bunker, charter hire of vessels and port (including canal) expenses.

•	Cargo Handling Expenses – Expenses relating to cargo handling primarily include the cost relating to loading and discharge of containers, transport of empty containers, land transportation and transshipment of cargo. Cargo handling accounted for 41% and 37% of ZIM’s operating expenses and cost of services in the six months ended June 30, 2014 and 2013, respectively, and 38% and 36% of ZIM’s operating expenses and cost of services in the years ended December 31, 2013 and 2012, respectively.

•	Bunker Expenses – Bunker represents a significant proportion of ZIM’s fixed operational expenses, and as a result, changes in the price of bunker or in ZIM’s bunker consumption patterns can have a significant effect on ZIM’s results of operations. In an effort to reduce its bunker expenses, ZIM has also employed new procurement processes and tools aimed at reducing the prices at which ZIM purchases its bunker from its suppliers. ZIM has also employed various optimization strategies designed to reduce its bunker expenses via a reduction in its aggregate bunker consumption. ZIM’s bunker expenses were 22% and 24% of ZIM’s operating expenses and costs of services in the six months ended June 30, 2014 and 2013, respectively, and 24% and 27% of ZIM’s operating expenses and cost of services in the years ended December 31, 2013 and 2012, respectively.

•

Vessel Charter Hire Fees – A significant portion of ZIM’s capacity is chartered. As of June 30, 2014 and December 31, 2013, ZIM owns (wholly or partially) vessels which account for 42% and 43%, respectively, of its capacity and obtains the remaining 57% and 58% of its capacity from chartered vessels, respectively. ZIM’s charter expenses are impacted by the composition of “bareboat” or “time” charters within ZIM’s fleet and the expenses affiliated with each of those charters. With respect to a “bareboat charter,” all operating costs are covered by the charterer, who assumes both the operational and the shipping market risk. Under a “time” charter, however, the charterer is not responsible for the operating expenses. ZIM also purchases “slot charters”, which involve the purchase of specific slots on board of another company’s vessel. Generally, these rates are based primarily on demand for capacity as well as the available supply of containership capacity. As a result of macroeconomic conditions affecting trade flow between ports served by liner companies and economic conditions in the industries which use liner shipping services, bareboat, time and slot charter rates can, and do, fluctuate significantly and ZIM’s results of operations may be affected by the composition of its chartered vessels portfolio.

Vessel charter hire fees accounted for 14% of ZIM’s operating expenses and cost of services for each of the six months ended June 30, 2014 and 2013 and the years ended December 31, 2013 and 2012. As part of the financial restructuring plan, the vessel charter hire rates under most of ZIM’s charters were reduced. For further information on the reduction of ZIM’s vessel charter hire rates, see “Item 5B. Liquidity and Capital Resources – ZIM’s Liquidity and Capital Resources – ZIM’s Restructuring Plan” and for further information on the expected charter hire rates relating to related party charters, see “Item 7B. Related Party Transactions – ZIM – ZIM’s Vessels and Operating Leases; ZIM’s Restructuring Plan.”

•	Port Expenses – ZIM pays port expenses, which are surcharges levied by a particular port and are applicable to a vessel and/or the cargo on board of a particular vessel, at each port of call along its various trade routes. Increases in port expenses increase ZIM’s operating expenses and, if such increases are not reflected in the freight rate charged by ZIM to its customers, may decrease ZIM’s net income, margins and results of operations. Canal fees, the transit fees levied by canals in connection with a vessel’s passage (e.g., the Panama Canal or the Suez canal), are generally correlated to the size of the vessel transporting the cargo. Larger vessels, notwithstanding their utilization rate and capacity of cargo, generally pay higher transit fees. An increase in transit fees, if such increases are not reflected in the freight rate charged by ZIM to its customers, may decrease ZIM’s net income, margins and results of operations. Additionally, as ZIM expects to increase its vessel portfolio via the inclusion of six very large container vessels, an increase in canal fees may have a larger impact on ZIM’s net income, margins or results of operations. ZIM’s port (including canal) expenses were $133 million and $138 million, representing approximately 8% of ZIM’s operating expenses and cost of services, for each of the six months ended June 30, 2014 and 2013, respectively, as compared to $287 million and $274 million, representing approximately 8% and 7% of ZIM’s operating expenses and cost of services, in the years ended December 31, 2013 and 2012, respectively.

Fleet Utilization

The container shipping industry uses fleet utilization to measure a company’s efficiency on a particular route. Utilization measures support carriers in finding suitable employment for their vessels in order to maximize the available capacity operated in each trade. Utilization is a metric used to measure the rate at which potential output levels are being met or used. Displayed as a percentage, capacity utilization levels give insight into the overall productivity of a carriers’ fleet. ZIM’s utilization of its carrying capacity, its utilization rate, varies from time to time and generally ranges between 75% and 95% of total active vessels operating on its dominant leg. If the utilization patterns of ZIM’s fleet decrease dramatically or fail to increase, such a change could reduce its utilization rate and affect its financial results of operations.

Container Shipping Industry Conditions

In the wake of the 2008 global financial crisis, the global shipping industry experienced a severe crisis, resulting in a significant decrease in the profitability of shipping companies worldwide, particularly container shipping companies. Global trade in general, and the container shipping industry in particular are highly correlated with fluctuations in the global economy, and are characterized by cyclicality and high volatility, when minor fluctuations in global GDP result in a significant change in trade. Uncertainty and unpredictability are still clouding the global economy, in general, and the container shipping industry, which is directly affected by global economic changes, in particular. The principal result of these crises has been an increase in competition within the shipping industry, an increase in cooperative operational agreements between international shipping companies, downward pressure on slot and freight rates and volatility in charter and freight rates, and an overall decrease in the demand for container capacity that has also resulted in decreased utilization rates, and an increase in the utilization of very large vessels, including mega-vessels, which increase the capacity carried in each voyage while delivering significant cost-savings benefits. For example, the China Containerized Freight Index’s average freight rate decreased from $1,122 in 2008 to $1,082 in 2013. Similar to other international shipping companies, the persistence of such difficult conditions in the shipping industry and the increase in competition have impacted ZIM’s business results and profitability and may continue to impact ZIM’s results of operations.

Qoros

Set forth below is a discussion of the material factors affecting the results of operations of Qoros for the periods under review.

Qoros has had net losses in almost every quarter since its inception, as it invests heavily in product research and development and its commercial operation. In December 2013, Qoros began sales on a limited scale and, as a result, generated revenues for the first time during the fiscal year ended December 31, 2013.

However, Qoros is subject to those risks inherent in the establishment of a new business enterprise, including possible cost overruns due to cost increases in services and supply materials and uncertain and unpredictable revenues. Additionally, if Qoros is unable to ramp up sales and develop an effective dealership network to drive its commercial sales, Qoros’ operations may continue to generate net losses. Qoros’ ability to eliminate its operating losses and to generate positive cash flow from its operations will depend upon a variety of factors, many of which Qoros will be unable to control, such as the ability to sell its vehicles within its targeted price range. If Qoros is unable to substantially increase its production volume, or increase its production capacity in tandem with increased demand in its vehicle models, Qoros may not be able to eliminate its operating losses, generate positive cash flow or achieve or sustain profitability, any of which may result in an increase in Qoros’ reported expenses and continued net losses.

Qoros will continue to require additional financing to fund its operations and development initiatives, and such financing needs may increase as Qoros adjusts certain parameters of its business development plan, including increasing its production volume to meet an increase in demand for Qoros’ vehicle models or experiencing a reduction in its operating cash flow as a result of lower sale volumes. Such an increase could, in turn, increase Qoros’ overall financing expenses and thereby increase its net losses.

Remaining Businesses

Set forth below is a discussion of the material factors affecting the results of operations of our remaining businesses for the periods under review.

Supply and Demand Pricing and Trends

The market for the manufacture, marketing and sale of bio-diesel, heating and other alternative fuels is highly competitive. Sustained competition could increase the costs associated with feedstock supply, plant construction, raw materials, attracting and retaining qualified engineers, chemists and other key employees, and other operating expenses. Decreasing oil prices, or an increase in feedstock supply that significantly reduces the differential between such feedstock and oil, could also negatively affect demand for alternative fuels and the competitive position of bio-fuel, which is critical to Primus and, in particular, Petrotec’s platforms. Petrotec’s operations are sensitive to such supply and demand fluctuations and any imbalances could result in a decrease in Petrotec’s margins and could, in turn, affect Petrotec’s revenues and results of operations.

Additionally, increased competition from other alternative energy providers will likely occur if prices of energy on the commodities markets, including oil and bio-diesel, rise as they have in recent years. Additionally, if production capacity within the industry increases faster than the demand for bio-diesel or other alternative energies, sales prices could be depressed, which could negatively affect the business model and credit profile of Primus and HelioFocus, and the results of operations of Petrotec.

Government Subsidies, Political/Economic Incentives and Environmental Regulation

The market supply and demand for renewable energy solutions depends substantially upon the availability of government incentives. Various governments have used policy initiatives to encourage or accelerate the development of alternative fuel generation solutions and the adoption of solar power and other renewable energy sources.

The United States, as well as certain countries in Europe, including Germany, and Asia, including China, have adopted renewable energy policies. Examples of government-sponsored financial incentives utilized to promote the development and purchase of renewable energy products or services include capital cost rebates, tariffs, tax credits, double counting, net metering and other incentives to end-users, distributors, project developers, system integrators and manufacturers of renewable energy technologies, processes, or products. However, governments may reduce or eliminate existing incentive programs for political, financial or other reasons, and such reductions will be difficult to predict. Reductions in any such programs may result in a significant decline in the demand and, therefore, price of renewable energy solutions.

Additionally, the market supply and demand for renewable energy solutions are affected by government regulation, whether at the local or international level, which may negatively impact the technical specifications, production, servicing and marketing of renewable energy products or services and/or increase the costs of, or the prices of, such products and services. For example, Germany enacted a law at the end of January 2013 prescribing new regulations concerning the tractability of raw materials used in the production of biodiesel from waste oils which are sold in Germany. The 36 BlmSchV heightens the requirements for double counting (a competitive feature of Petrotec’s biodiesel) eligibility by including new certifications to quality feedstock for double counting in Germany. Although the legislation has not been implemented and, as a result, its impact remains unclear, these regulations have the potential to decrease the demand for biodiesel in Germany or limit the availability of raw material for serving customers in Petrotec’s local German market.

Project Development and Operational Capabilities

The financial condition and results of operations of Primus and HelioFocus depend upon the ability of each of Primus and HelioFocus to successfully commercialize their renewable energy technologies via their development and construction of commercial facilities and operations, pursuant to their business development plans. Each of Primus and HelioFocus expect to build and manage a number of projects in the future, and such developments are expected to present additional challenges to Primus’ and HelioFocus’ internal processes, external construction management, working capital management, and financing capabilities. Significant project development may result in increased financing expenses and increased operating expenses, each of which will likely not be offset, in the short-term, by increases in revenues or net income.

Critical Accounting Policies and Significant Estimates

In preparing our financial statements, we make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Our estimates and associated assumptions are reviewed on an ongoing basis and are based upon historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements.

Impairment Analysis

For each reporting period, Kenon examines whether there have been any events or changes in circumstances which would indicate an impairment of one or more non-monetary assets or cash generating units, or CGUs. Additionally, when there are indications of an impairment, a review is made as to whether the carrying amount of the non-monetary assets or CGUs exceeds the recoverable amount and, if so, an impairment loss is recognized. An assessment of the impairment of goodwill is performed once a year or when signs of an impairment exist.

Under IFRS, the recoverable amount of the asset or CGU is determined based upon the higher of (i) the fair value less costs of disposal and (ii) the present value of the future cash flows expected from the continued use of the asset or CGU in its present condition, including cash flows expected to be received upon the retirement of the asset from service and the eventual sale of the asset (value in use). The future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time-value of money and the risk specific to the asset or CGU.

The estimates regarding future cash flows are based upon past experience with respect to this asset or similar assets (or CGUs), and on Kenon’s businesses best possible assessments regarding the economic conditions that will exist during the remaining useful life of the asset or CGU. Such estimates rely on the particular businesses’ current development plans and forecasts. As the actual cash flows may differ, the recoverable amount determined could change in subsequent periods, such that an additional impairment loss may need to be recognized or a previously recognized impairment loss may need to be reversed.

With the exception of ZIM, Kenon concluded that there were no impairment indications for any of its CGUs for each of the six months ended June 30, 2014 and 2013 and the years ended December 31, 2013 and 2012. Consequently, Kenon did not measure the recoverable amount of these assets/CGUs.

Impairment Test of IC Power

At the end of each reporting period, Kenon assesses whether there is any indication that any of the CGUs relating to IC Power may be impaired and considers, among other things, whether there are indications of any of the following:

•	Significant changes in the technological, economic or legal environment in which the CGUs relating to IC Power operate, taking into account the country in which each CGU operates;

•	Increases in interest rates or other market rates of return, which are likely to affect the discount rates used in calculating the CGUs’ recoverable amount;

•	Evidence of obsolescence or physical damage of the CGUs’ assets;

•	Actual performance of the CGU that does not meet expected performance indicators (e.g., the budget);

•	Declines in tariffs agreed upon in PPAs and/or in current energy prices;

•	Increases in fuel and/or gas prices and other power generation costs; and

•	New laws and regulations, or changes in existing laws and regulations, that could have an adverse effect on the power generation industry.

As of the years ended December 31, 2013 and 2012, the CGUs relating to IC Power were performing according to budget, were profitable, and none of the aforementioned indications were present, so as to suggest that the CGUs relating to IC Power may be impaired. Therefore, Kenon determined that there was no need to measure the recoverable amount of the CGUs relating to IC Power as of such dates.

In September 2014, a subsidiary of Inkia updated its five-year budget as a result of a downward trend in its results combined with anticipated impacts of recent political changes in the country in which the subsidiary operates, which affects the power generation business therein, and expectations of an increase in operating costs and unchanged electricity prices, which will lead to a decrease in its profitability. As a result, Inkia considered a potential impairment in this subsidiary and conducted an impairment analysis using the value in use method and a discount rate of 7.6%

Accordingly, Inkia determined that the book value of the subsidiary’s assets exceeded its recoverable amount and therefore recorded an impairment loss of $35 million.

Impairment Test of ZIM

In the wake of the recent global economic crisis, which materially impacted the shipping industry and ZIM’s results of operations, ZIM considered the resulting industry dynamics to be indicators of the potential impairment of the carrying amount of its assets.

As of December 31, 2013, 2012 and 2011, ZIM tested its operating assets (primarily its fixed and intangible assets) for impairment. For the purposes of IAS 36, ZIM, which operates integrated network liner activity, has one CGU, which consists of all of ZIM’s assets. ZIM estimated its recoverable amount based upon the fair value of its assets less the costs of disposal, using the discounted cash flow method. In developing the estimates of ZIM’s future cash flows, assumptions were made relating to future bunker prices, freight rates, charter rates and other vessel operating expenses, the remaining useful lives of ZIM’s vessels, the discount rate, and the long-term nominal growth rate. These assumptions were based upon historical trends, as well as future expectations, as outlined in ZIM’s business development plan.

ZIM concluded that the recoverable amount of its CGU was between $172 million and $213 million higher than the carrying amount of its CGU and, therefore, no impairment was recognized in ZIM’s financial statements in respect of its CGU.

ZIM’s assumptions were made for a 5-year period starting in 2014 and a representative year intended to reflect a long term steady state. The key assumptions are set forth below:

•	Bunker price of $600 per ton;

•	Freight rates: a compound annual negative growth rate of 1.5% over the projection period, reflecting, in part, a change in cargo mix;

•	Increase in aggregate TEU shipped: a compound annual growth rate of 1.8% over the projection period, this assumes the introduction of six very large container vessels to ZIM’s fleet during 2016;

•	Charter hire rates: contractual rates in effect as of December 31, 2013, and assuming anticipated market rates for renewals of charters expiring in the projection period;

•	Discount rate of 11.5%;

•	Long-term nominal growth rate of 1.5%, which is consistent with the expected industry average;

•	Capital expenditures that are less than or equal to ZIM’s expected vessel depreciation; and

•	Payment of tax at ZIM’s corporate tax rate of 26.5%; also assumes expected use of tax losses.

Although ZIM believes the assumptions used to evaluate the potential impairment of its assets are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long bunker prices and freight rates will remain at their current levels or whether they will increase or decrease by any significant degree. Freight rates may remain at depressed levels for some time which could adversely affect ZIM’s revenue and profitability.

The analysis for the impairment test is sensitive to variances in several of the assumptions used, including growth rate, the discount rate, future freight rates and bunker prices. Historical 5-year and 10-year freight rates averages were 10% higher than the rates used in the representative year in the impairment test. Historical 5-year and 10-year bunker prices were 14% and 41% lower than the price used in the representative year in the impairment test, respectively.

Based upon the sensitivity analysis performed for December 31, 2013, the impact on fair value of the deviation of assumed growth rate and discount rate would be as follows:

	Impact on fair value (in millions of USD)
	Growth Rate	Discount Rate
-100bps	(108)	197
+100bps	132	(163)

As of December 31, 2013, the aggregate amount by which the carrying amount of ZIM’s specific vessels exceeded their estimated market values was approximately $588 million.

ZIM would be required to record an impairment loss for those vessels with a carrying value in excess of their estimated fair market values if ZIM were required to dispose of such vessels, instead of operating such vessels as a part of its CGU. In connection with the completion of its restructuring, ZIM agreed to dispose of eight vessels during the 16-month period commencing from July 16, 2014 (the date on which its restructuring was completed). Accordingly, those vessels will be classified as held for sale and, as a result of such classification, a $110 million impairment will be recorded in ZIM’s third quarter 2014 financial statements under “Other Operating Expenses.” Such impairment loss, however, will not have an impact on Kenon’s financial statements, as the loss will be recorded by ZIM immediately prior to the restructuring and will be accounted for by Kenon as part of the restructuring transaction gain, as further described in Note 11A.2. of our combined carve-out financial statements. Additionally, during the third quarter of 2014, ZIM decided to dispose of two additional vessels. Accordingly, those two vessels will be classified as held for sale. As a result of such classification, a $17 million impairment will be recorded in ZIM’s third quarter 2014 financial statements under “Other Operating Expenses.”

For further information on the risks related to the market value of our vessels, see “Item 3D. Risk Factors – Risks Related to ZIM – Declines in freight rates or other market conditions negatively affect ZIM’s business, financial condition, or results of operations and could thereby result in ZIM’s incurrence of to incur impairment charges.”

Impairment Test of Qoros

Qoros incurred losses of RMB845 million (approximately $138 million) and RMB1.6 billion (approximately $261 million) for the six months ended June 30, 2014 and the year ended December 31, 2013 and has had losses in almost every quarter since its inception. Sales of Qoros’ first model began in December 2013. Qoros has experienced delays in the expansion of its dealer network and, although Qoros experienced an increase in sales volume between the second quarter and the third quarter of 2014, Qoros did not experience a significant increase in sales volume between the first quarter and the second quarter of 2014. Qoros believes that it will continue to incur operating and net losses each quarter until it begins significant deliveries of its vehicle to dealers if and when it achieves higher volume sales. As of September 30, 2014, Qoros has sold 4,420 vehicles. Qoros is continuing to focus its efforts on the expansion of its dealer network in key areas in China, and, as of September 30, 2014, 52 Qoros dealerships were fully operational and an additional 36 Qoros dealerships were under construction.

In September 2014, Qoros’ board of directors reviewed a new business development plan for the next ten years, and approved a five-year business development plan, which reflected lower forecasted sales volumes and assumed the minimal level of capital expenditure necessary for such sales volumes. As a result of the lower forecasted sales volume, Qoros’ management performed an impairment test for Qoros’ assets as of September 30, 2014. A discussion of the impairment test, including its key assumptions, is set forth below.

Qoros tested its operating assets (primarily its PP&E and intangible assets) for impairment as of September 30, 2014. For the purposes of IAS 36, Qoros, which develops, manufactures and distributes passenger vehicles, has one CGU, which consists of all of Qoros’ assets. The carrying amount of the CGU’s assets was approximately RMB8.4 billion (approximately $1.4 billion) as of September 30, 2014.

Qoros estimated its recoverable amount based upon the fair value of its assets less the costs to sell, using the discounted cash flow method. In developing the estimates of Qoros’ future cash flows for the next 10 years, including terminal value, assumptions were made relating to future sales volume and sale price, utilization capacity of Qoros’ manufacturing facility, timing for launch of new models, operating expenses, capital expenditures, availability of funding, taxes, the discount rate (based on a WACC that is consistent with WACCs used by other development stage companies in Qoros’ industry), and a terminal growth rate, in each case over the course of the 10-year period upon which Qoros’ revised business development plan is based.

Qoros concluded that the recoverable amount of its CGU was 20% higher than the carrying amount of its CGU, based upon the mid-point of the analysis. Therefore, no impairment was recognized in Qoros’ June 30, 2014 financial statements in respect of its CGU.

In conducting the impairment test, Qoros made a number of key assumptions, including a significant increase in the volumes of cars manufactured and sold from current levels to a level that reflects full utilization of the maximum production capacity of the existing manufacturing facility (i.e. assuming the implementation of full shifts and working days), and the number of dealers in Qoros’ dealer network from current levels of points of sales to hundreds by the end of Qoros’ revised 10-year business development plan.

Although Qoros believes the assumptions used to evaluate the potential impairment of its assets are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to future levels of cars produced or sold by Qoros, the development of Qoros’ distribution and dealer network, and Qoros’ utilization of its facility.

The analysis for the impairment test is sensitive to variances in each of the assumptions used and if the assumptions used by Qoros to evaluate the potential impairment of its assets proves incorrect, Qoros may recognize significant impairment charges in its financial statements in the future. Management has determined that the forecasted volume of sales is the most important element of Qoros’ business development plan and accordingly is the most sensitive key assumption for which there reasonably could be a possible change that could cause the carrying amount of Qoros’ CGU to exceed the recoverable amount.

Revenue Recognition

Our revenue comprises the fair value of the sales, net of value-added tax, rebates and discounts after eliminating sales within our consolidated group. IC Power and ZIM recognize revenue when (i) the amount of revenue can be reliably measured, (ii) it is probable that future economic benefits will flow to the entity and (iii) criteria, specific to it and as set forth below, have been met.

Revenue From Sale of Electricity

IC Power recognizes revenue from the sale of energy in the period during which the sale occurs. The revenues from its generation business are recorded based upon output delivered and capacity provided at rates specified under contract terms.

Revenue From Voyages and Accompanying Services

ZIM recognizes revenue from cargo traffic in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed for each cargo by the reference to the time-based proportion.

The operating costs related to cargo traffic are expensed immediately as incurred. If the incremental expected cost that related to the cargo exceeds the expected revenue from the cargo, ZIM recognizes a loss immediately in its income statement.

Revenue From the Sale of Biodiesel and Other Products

Revenues are recorded if the material risks and rewards associated with ownership of the goods/merchandise sold have been assigned to the buyer. This usually occurs upon the delivery of products and merchandise.

Revenue is recorded to the extent that it is probable that the economic benefits will flow to the Group (as defined in our combined carve-out financial statements) and the amount of the revenues can be reliably measured.

Capitalized Development Costs

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in Qoros’ profit (loss) as incurred.

Qoros is required to make judgments about whether development expenses may be capitalized as intangible assets if certain conditions are met, as described in IAS 38, Intangible Assets. Qoros performs an assessment of its development costs with respect to its new vehicle models to determine whether such costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and it intends to and has sufficient resources to complete development and to use or sell the asset and accordingly, capitalizes these development costs. The expenditures that are capitalized include engineering design and development costs, and costs related to the production of prototypes. Qoros determined all other research and development costs incurred were expended in the research or development phase and were therefore expensed. Capitalized development costs are amortized on a systematic basis based upon the quantity of related products produced.

Qoros measures its capitalized development expenditure at cost less accumulated amortization and accumulated impairment losses.

For further information on the estimates, assumptions and judgments involved in our accounting policies, see Note 2 to our combined carve-out financial statements included in this registration statement.

Recent Developments

IC Power

Acquisitions

In February 2014, IC Power acquired AEI Nicaragua and AEI Jamaica Holdings Ltd., the holder of JPPC’s remaining equity. AEI Nicaragua indirectly owns (i) 65% of Corinto, (ii) 65% of Tipitapa Power, (iii) 61% of Amayo I and (iv) 61% of Amayo II. Corinto and Tipitapa Power are powered by heavy fuel oil and Amayo I and Amayo II are powered by wind power energy. The Nicaragua acquisition represents total capacity of 185 MW. JPPC, which IC Power previously held a 16% equity interest in immediately prior to this transaction, has a capacity of 60 MW and is powered by heavy fuel oil. In March 2014 and May 2014, IC Power completed the acquisition of AEI Nicaragua and AEI Jamaica, respectively. The aggregate purchase price for these companies was $51 million after post-closing adjustments.

In March 2014, IC Power acquired a 60% equity interest in Surpetroil, representing a capacity of 15 MW in Colombia for $18 million, and marking IC Power’s initial entry into the Colombian power generation market.

In March 2014, IC Power won the Government of Chile’s tender for the leasing of land in North Chile, which can be used to construct a power station with a capacity of approximately 350 MW. The total lease cost equals approximately $4 million.

In April 2014, IC Power acquired Las Flores, a single turbine natural gas-fired plant located in Chilca, Peru, representing a capacity of 193 MW, for $114 million.

In August 2014, IC Power entered into an agreement to acquire a 100% equity interest in Puerto Quetzal Power representing a capacity of 234 MW spread across three power barges with fuel oil generators, in Guatemala for $35 million after post-closing adjustments. The acquisition, which marks IC Power’s initial entry into the Guatemalan power generation market, closed in September.

Disposition of Edegel

In April 2014, IC Power entered into an agreement to sell its 21% indirect equity interest in Edegel to Enersis, a subsidiary of Edegel’s indirect controlling shareholder, for $413 million (which resulted in IC Power’s recognition of approximately $110 million of net profit). In August 2014, INDECOPI approved IC Power’s agreement to sell its indirect equity interest in Edegel to Enersis and, in September 2014, IC Power completed the sale of its interest. Edegel, which has a capacity of 1,540 MW, represented 16% of IC Power’s proportionate capacity as of June 30, 2014 and December 31, 2013. For further information on the risks related to IC Power’s sale of its interest in Edegel, see “Item 3D. Risk Factors – Risks Related to IC Power – IC Power could face risks in connection with the disposals of its interest in its businesses, including risks in connection with its recent sale of its interest in Edegel.”

Entry Into Loan Agreement

On June 22, 2014, IC Power entered into a mezzanine loan agreement with Amitim and Menora Pension Funds, consisting of two facilities:

•	Tranche A – A NIS 150 million (approximately $38 million) bridge loan, bearing interest of 4.85% until July 2016 and 7.75% thereafter, repayable on an annual basis, until March 2017, the date of repayment; and

•	Tranche B – A NIS 200 million (approximately $51 million) long-term loan, bearing interest of 7.75%, repayable on an annual basis until 2029, the date of repayment.

Entry into Short-Term Intercompany Loan

In August 2014, IC Power entered into a short-term $125 million loan agreement with IC, bearing interest of 3-month LIBOR + 5.5%, and repayable in 45 days.

Entry into Project Financing Facility

In December 2014, Samay I entered into a $311 million 7-year syndicated secured loan agreement with Bank of Tokyo, Sumitomo and HSBC, for the financing of approximately 80% of Samay I’s estimated project expenses. The loan has a 75% balloon payment at maturity, with an indicative interest rate of LIBOR + 2.25%. Samay I drew down its initial disbursement of $153 million on December 24, 2014.

Entry into Loan Agreement in Connection with the Release of IC’s OPC Guarantee

In December 2014, IC Power entered into a $12 million loan agreement with Bank Hapoalim. On December 24, 2014, to satisfy IC Power’s agreement to provide a guarantee and make cash collateral in an amount of NIS 45 million (approximately $12 million) available to certain of OPC’s lenders in exchange for their release of the NIS 80 million (approximately $20.3 million) guarantee provided by IC, IC Power drew down $12 million under the loan agreement and provided this amount to OPC. OPC is required to hold the $12 million as restricted cash for as long as IC Power’s guarantee to OPC’s lenders remains outstanding. Repayment of the loan is due in December 2016.

Repayment of Outstanding Indebtedness

In May 2014, IC Power repaid $168 million of intercompany debt owed to IC. In June 2014, IC Power repaid $95 million of capital notes owed to IC.

In August 2014, in connection with IC Power’s recent sale of its indirect equity interest in Edegel, IC Power repaid $126 million to Credit Suisse, representing the aggregate principal amount of debt outstanding under Inkia’s $125 million one-year secured credit facility plus accrued interest.

In September 2014, IC Power repaid $125 million of short-term intercompany debt owed to IC. As a result of such repayment, no debt between IC Power and IC is owed.

Declaration and Distribution of Dividends

In June 2014, IC Power declared and distributed dividends of $37 million to IC.

Qoros

IC Capital Contribution

In June 2014, IC contributed an additional RMB500 million (approximately $80 million) to Qoros via a shareholder loan, bearing interest at a rate of 3%, which is expected to be converted into equity upon the approval of the relevant Chinese authority. Chery also made a similar contribution. Accordingly, IC’s ownership percentage in Qoros (which will be contributed to us in the spin-off) is expected to remain at 50% after the conversion of IC’s RMB500 million (approximately $80 million) capital contribution into equity. If the conversion approval is not, or cannot be, obtained, Qoros has undertaken to repay the convertible loan, with interest, in accordance with the terms of the shareholder loan. As a result of IC’s June contribution, our outstanding capital commitment to Qoros is RMB25 million (approximately $4 million). In connection with IC’s transfer of its equity interest in Qoros to us, IC’s interest in the convertible loan will also be transferred to us. Notwithstanding this commitment, as Qoros is an early stage company, we expect that a significant portion of the liquidity and capital resources that we will have upon the consummation of the spin-off will be used to support the development of Qoros.

Entry into Financing Agreement and Quantum Equity Pledge

In July 2014, Qoros entered into a syndicated loan agreement that provides for loans of up to RMB1.2 billion (approximately $193 million). The syndicated loan agreement includes customary covenants (including financial covenants), and events of default and early payment for violation provisions.

Up to 50% of the indebtedness incurred under this facility is secured by Quantum’s pledge of a portion of its equity interests in Qoros, including dividends deriving therefrom. Wuhu Chery has also pledged a portion of its equity interest in Qoros, including dividends derived therefrom, to secure up to 50% of the indebtedness incurred under this facility. The pledge agreement under which Quantum has pledged its equity interest in Qoros includes provisions setting forth, among other things, (i) minimum ratios relating to the value of Quantum’s pledged securities, (ii) Quantum’s ability to replace the pledge of its equity interest in Qoros with a pledge of cash collateral or to pledge cash collateral instead of pledging additional shares, representing up to 100% of Quantum’s equity interest in Qoros, and (iii) the events (e.g., Qoros’ default under the syndicated facility) that entitle the Chinese bank to enforce its lien on Quantum’s equity interest.

Approval of Outline to Provide Qoros With Shareholder Loans in Exchange for the Release of Most of IC’s Back-to-Back Guarantees

On September 30, 2014, IC approved an outline for the provision of a shareholder loan to Qoros, in exchange for a release of IC’s back-to-back guarantees of Chery’s direct and back-to-back guarantees in respect of Qoros’ RMB3 billion (approximately $482 million) syndicated credit facility. At the time of the approval of the outline, the maximum amount of IC’s outstanding obligations under its back-to-back guarantees was RMB1.8 billion (approximately $289 million), including related interest and fees. Pursuant to the outline, during the fourth quarter of 2014, each of IC and Chery provided a shareholder loan, in an aggregate amount of RMB350 million (approximately $56 million), to Qoros, in exchange for the release of certain guarantees and back-to-back guarantees of Chery and IC, respectively, in respect of certain of Qoros’ indebtedness. Additionally, during the first quarter of 2015, each of IC and Chery would provide a shareholder loan, in an aggregate amount of RMB400 million (approximately $64 million) to Qoros, in exchange for the release of most of the outstanding guarantees and back-to-back guarantees of Chery and IC, respectively.

Although approved by IC, and required by Qoros to conduct its operations in the near-term, the plans to provide the aforementioned loans must be implemented separately and there is no certainty that the shareholder loans will be executed in accordance with the details set forth above, or at all. Any outstanding commitment by

IC to provide a shareholder loan to Qoros pursuant to the approved outline will be transferred to, and become an obligation of, Kenon in connection with the consummation of the spin-off and Kenon will be obligated to work towards the execution and provision of such loan.

Additionally, as the terms of our credit facility with IC require us to repay IC for any payments IC makes as a result of IC’s back-to-back guarantee obligations, reductions in the maximum amount of IC’s outstanding obligations under its back-to-back guarantees in respect of Qoros’ RMB3 billion (approximately $482 million) syndicated credit facility will decrease our potential liability under our credit facility with IC, as well as affect the calculation of the ratio with which we must comply with under our credit facility with IC in connection with our distribution of dividends to our shareholders after a listing of IC Power’s equity interests. For further information on the terms of our credit facility with IC, see “Item 5B. Liquidity and Capital Resources – Kenon’s Liquidity and Capital Resources – Kenon’s Commitments and Obligations – IC Credit Facility.”

Provision of RMB350 Million (Approximately $56 Million) Shareholder Loan

In December 2014, IC provided a RMB350 million (approximately $56 million) shareholder loan to Qoros in connection with Chery’s release of IC’s back-to-back guarantee of 50% of Chery’s obligations under Chery’s back-to-back guarantee of the Changshu Port’s guarantee. As a result of such release, IC’s outstanding obligations in respect of guarantees provided in connection with Qoros’ RMB3 billion (approximately $482 million) syndicated credit facility decreased from RMB1.8 billion (approximately $289 million) to RMB888 million (approximately $143 million).

Chery also provided a similar RMB350 million (approximately $56 million) shareholder loan in connection with the Changshu Port’s release of Chery’s back-to-back guarantee of 100% of the Changshu Port’s obligations under the Changshu Port’s direct guarantee of Qoros’ loans under the facility.

ZIM

On July 16, 2014, ZIM completed its financial restructuring, reducing ZIM’s outstanding indebtedness and liabilities (face value, including future off-balance sheet commitments in respect of operational leases and with respect to those parties participating in the restructuring) from approximately $3.4 billion to a remaining balance of approximately $2 billion. As a result, ZIM is not in default under any of its loans or outstanding liabilities and the lenders under ZIM’s loans no longer have the right to demand ZIM’s immediate repayment of such indebtedness. Additionally, as of September 30, 2014, ZIM was in compliance with its minimum liquidity covenant of $125 million. As part of ZIM’s restructuring, IC invested $200 million in ZIM’s capital structure and ICs’ ownership of ZIM (which will be contributed to Kenon) was reduced to 32% of ZIM’s outstanding shares. For further information on the terms of ZIM’s restructuring plan, see “Item 5B. Liquidity and Capital Resources – ZIM’s Liquidity and Capital Resources – ZIM’s Restructuring Plan.”

Tower

Panasonic Transaction

In March 2014, Tower completed a definitive transaction with Panasonic to create a new company to manufacture products for Panasonic and potentially other third parties, using three of Panasonic’s semiconductor manufacturing facilities located in Hokuriku, Japan. In connection with the transaction, Panasonic formed a new company, TowerJazz Panasonic Semiconductor Co., Ltd., or TPSCo, transferred its semiconductor wafer manufacturing process and capacity tools (8 inch and 12 inch) at three of its Fabs located in Hokuriku to TPSCo, and entered into a five-year manufacturing agreement for the manufacture of products for Panasonic by TPSCo. Tower purchased 51% of the shares of TPSCo from Panasonic (with Panasonic holding the remaining shares) and, as consideration for these shares issued 870,454 of its ordinary shares, valued at approximately $7.5 million, to Panasonic. In addition, in April 2014, Tower decided to cease the operations of its facility in Nishiwaki, Japan in the course of restructuring its activities and business in Japan.

Entry into Financing Agreement

In June 2014, TowerJazz Panasonic Semiconductor Co., Ltd., or TPSCo, entered into a five-year term loan agreement with JA Mitsui Leasing, Ltd. and Bank of Tokyo, which provided loans for up to 8.8 billion Japanese Yen (approximately $74 million). The term loan bears interest of TIBOR + 1.65% per annum, matures in mid-2019 and is to be repaid in seven equal semi-annual installments, the first of which will commence two years after signing.

Refinancing of Bank Debt

In October 2014, Tower re-financed its existing bank debt, replacing a portion of its previous loans with a $111 million term loan maturing by October 2018. The repayment schedule of the $111 million term loan consists of: $10 million principal payment during each of 2014 and 2015, $14 million during 2016, $56 million during 2017 and $21 million during 2018. The term loan agreement also contains a mechanism for the prepayment of principal based on excess cash flow of Tower.

Redemption of Notes

In December 2014, Jazz, a wholly-owned subsidiary of Tower, notified the holders of its approximately $45 million of outstanding Senior Notes originally due June 30, 2015, of its election to early redeem, on January 7, 2015, all of the outstanding Senior Notes. For further information on Tower, including the early redemption of the Senior Notes, see “Information Regarding Tower.”

For further information on Tower, see “Information Regarding Tower.”

Other

IC Green

In October 2014, IC Green issued a $7.5 million capital note to IC to fund any investments made by IC Green in Primus, in connection with the investment agreement IC Green entered into with Primus in October 2014. This capital note bears no interest and is not linked to the CPI.

Primus

In October 2014, IC, through IC Green, entered into an investment agreement with Primus, pursuant to which IC Green may lend Primus up to $25 million through December 31, 2015, via a series of convertible notes bearing interest of 7% per annum. Each convertible note will have a maturity date of one year, unless converted earlier. The amounts, and timing, of any convertible note issued by Primus under the investment agreement, shall be determined exclusively by IC Green. To date, one series of convertible notes (with an aggregate principal amount of $3.5 million) has been issued by Primus to IC Green under the terms of the investment agreement. In connection with IC’s transfer of its equity interest in Primus to us, IC’s interest in the investment agreement, and any convertible notes issued thereunder, will also be transferred to us.

HelioFocus

In March 2014, HelioFocus received a $1.5 million convertible loan from its parent, a wholly-owned subsidiary of IC. In June 2014, the convertible loan was converted into additional equity in HelioFocus, thereby increasing our equity interest in HelioFocus from 52% to 53%. In connection with the conversion, IC Green gained a majority interest in certain of HelioFocus’ equity classes, which resulted in HelioFocus’ other major shareholder losing certain veto rights it held with respect to HelioFocus’ management. Consequently, as of June 30, 2014, we have consolidated HelioFocus’ results of operations with our own.

Additionally, in October 2014, IC Green made an offer to contribute an additional $3 million to HelioFocus’ equity capital. The offer was approved by HelioFocus’ shareholders in November 2014 and, as a result of IC Green’s recent investment in HelioFocus’ capital, IC Green’s interest in HelioFocus increased from 53% to 70%.

Petrotec

On December 24, 2014, Renewable Energy Group Ltd., or REG, a NASDAQ-listed entity, purchased IC Green’s holdings in Petrotec. The consideration for REG’s purchase of Petrotec’s shares was approximately $20.9 million, which was paid in the form of newly-issued shares of REG. The number of REG shares issued as consideration was based upon the average price of the shares of REG in the 30 days prior to December 9, 2014. In addition, REG purchased from IC Green the 12.5 million Euro (approximately $15.3 million) shareholder loan provided to Petrotec by IC Green. The consideration for the purchase of the shareholder loan was paid in cash. The shares and funds were payable to IC Green and will not be retained by IC upon the consummation of the spin-off.

A.	Operating Results

Our results of operations for the periods under review are largely impacted by ZIM’s results of operations. ZIM generated significant net losses ($129 million and $205 million in the six months ended June 30, 2014 and 2013, respectively, and $530 million and $427 million in the years ended December 31, 2013 and 2012, respectively), despite IC Power’s generation of net income in each of the periods under review ($72 million and $39 million in the six months ended June 30, 2014 and 2013, respectively, and $81 million and $66 million in the years ended December 31, 2013 and 2012).

In connection with the completion of ZIM’s restructuring, IC’s ownership of ZIM (which will be contributed to Kenon) was reduced from 99.7% to 32% of ZIM’s outstanding shares. In future periods, as a result of our reduced equity interest in ZIM, we will no longer consolidate ZIM’s results of operations and, instead, will present ZIM’s results as share in income (loss) from associates. Our consolidated financial statements will be comprised of the consolidating components of IC Power, Primus, Petrotec and HelioFocus, along with the results of associated companies within each of our segments.

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

Set forth below are our unaudited condensed interim combined carve-out statements of income data for the six months ended June 30, 2014 and 2013:

	Six Months Ended June 30,		% Change
	(in millions of USD)
	2014	2013
Revenues	$2,535	$2,374	7%
Cost of sales	2,206	2,175	1%
Depreciation	117	104	13%

Gross profit	$212	$95	123%

Selling, general and administrative expenses	140	117	20%
Other expenses	2	25	(92)%
Gains from disposal of investees	(2)	(10)	(80)%
Gain on bargain purchase (negative goodwill)	(39)	—	—
Other income	(17)	(22)	(23)%

Operating profit (loss)	$128	$(15)	—
Financing expenses	155	147	5%
Financing income	(3)	(4)	(25)%

Financing expenses, net	$152	$143	6%
Share in income (losses) of associated companies, net of tax	(47)	(30)	57%

Loss before income taxes	$(71)	$(188)	(62)%
Tax expenses	(44)	(29)	52%

Loss for the period	$(115)	$(217)	(47)%
Attributable to:
Kenon’s shareholders:	$(131)	$(227)	(42)%
Non-controlling interests	$16	$10	60%

The following table sets forth summary information regarding our results of operations by our principal business segments for the periods presented:

	Six Months Ended June 30, 2014[1] (unaudited)
	IC Power	ZIM	Qoros[2]	Other[3]	Adjustments[4]	Combined Carve-Out Results
	(in millions of USD, unless otherwise indicated)
Revenue	$661	$1,742	$—	$132	$—	$2,535
Depreciation and amortization	(50)	(75)	—	(3)	—	(128)
Financing income	2	2	—	31	(32)	3
Financing expenses	(72)	(109)	—	(6)	32	(155)
Share in income (loss) from associated companies	13	5	(68)	3	—	(47)
Non-recurring expenses and adjustments	41	—	—	—	—	41

Income (loss) before taxes	$102	$(120)	$(68)	$15	$—	$(71)
Tax expense (benefit) on income	30	9	—	5	—	$44

Income (loss) for the period	$72	$(129)	$(68)	$10	$—	$(115)

Attributable to:
Kenon’s shareholders	58	(133)	(68)	12	—	(131)
Non-controlling interests	14	4	—	(2)	—	16
Percentage of combined revenues	26%	69%	—	5%	—	100%
EBITDA	$168 [5]	$57 [6]	—	$(10)[7]	—	$215
Percentage of combined EBITDA	78%	27%	—	(4)%	—	100%

1.	Includes ZIM’s consolidated results as a result of IC’s previous 99.7% interest in ZIM. In future periods, however, as a result of IC’s reduced equity interest in ZIM to 32% in July 2014, we will no longer consolidate ZIM’s results of operations and, instead, will present ZIM’s results as a share in income (loss) from associates.
2.	Associated company.
3.	Includes financing income from parent company loans, holding company general and administrative expenses, as well as the results of Primus, Petrotec and HelioFocus. In December 2014, IC Green entered into an agreement to sell its equity interest in Petrotec. For further information on IC Green’s agreement to sell its equity interest in Petrotec, see “Item 5A. Material Factors Affecting Results of Operations – Recent Developments – Other – Petrotec.”
4.	“Adjustments” includes inter-segment sales and the consolidation entries. For the purposes of calculating the “percentage of combined assets” and the “percentage of combined assets excluding associated companies,” “Adjustments” has been combined with “Other.”
5.	For a reconciliation of IC Power’s net income to its EBITDA, see “Item 3A. Selected Financial Data – Information on Business Segments – IC Power.”
6.	For a reconciliation of ZIM’s net income to its EBITDA, see “Item 3A. Selected Financial Data – Information on Business Segments – ZIM.”
7.	For a reconciliation of our “Other” reporting segment’s income (loss) to its EBITDA, see “Item 3A. Selected Financial Data.”

	Six Months Ended June 30, 2013[1] (unaudited)
	IC Power	ZIM	Qoros[2]	Other[3]	Adjustments[4]	Combined Carve-Out Results
	(in millions of USD, unless otherwise indicated)
Revenue	$352	$1,895	$—	$127	$—	$2,374
Depreciation and amortization	(31)	(81)	—	(2)	—	(114)
Financing income	3	1	—	22	(22)	4
Financing expenses	(32)	(126)	—	(11)	22	(147)
Share in income (loss) from associated companies	14	4	(32)	(16)	—	(30)
Non-recurring expenses and adjustments	—	(24)	—	—	—	(24)

Income (loss) before taxes	$58	$(195)	$(32)	$(19)	$—	$(188)
Tax expense (benefit) on income	19	10	—	—	—	$29

Income (loss) for the period	$39	$(205)	$(32)	$(19)	$—	$(217)

Attributable to:
Kenon’s shareholders	33	(209)	(32)	(19)	—	(227)
Non-controlling interests	6	4	—	—	—	10
Percentage of combined revenues	15%	80%	—	5%	—	100%
EBITDA	$104 [5]	$31 [6]	$—	$(12)[7]	$—	$123
Percentage of combined EBITDA	85%	25%	—	(10)%	—	100%

1.	Includes ZIM’s consolidated results as a result of IC’s previous 99.7% interest in ZIM. In future periods, however, as a result of IC’s reduced equity interest in ZIM to 32% in July 2014, we will no longer consolidate ZIM’s results of operations and, instead, will present ZIM’s results as a share in income (loss) from associates.
2.	Associated company.
3.	Includes financing income from parent company loans, holding company general and administrative expenses, as well as the results of Primus and Petrotec. Notwithstanding our majority interest in HelioFocus, until June 30, 2014, we accounted for HelioFocus pursuant to the equity method of accounting as a result of veto rights held by HelioFocus’ other major shareholder.
4.	“Adjustments” includes inter-segment sales and the consolidation entries. For the purposes of calculating the “percentage of combined assets” and the “percentage of combined assets excluding associated companies,” “Adjustments” has been combined with “Other.”
5.	For a reconciliation of IC Power’s net income to its EBITDA, see “Item 3A. Selected Financial Data – Information on Business Segments – IC Power.”
6.	For a reconciliation of ZIM’s net income to its EBITDA, see “Item 3A. Selected Financial Data – Information on Business Segments – ZIM.”
7.	For a reconciliation of our “Other” reporting segment’s income (loss) to its EBITDA, see “Item 3A. Selected Financial Data.”

Revenues

Our revenues increased 7% to approximately $2,535 million for the six months ended June 30, 2014, compared to approximately $2,374 million in revenues for the six months ended June 30, 2013. This increase was primarily driven by an increase in our revenues generated by IC Power of $309 million, or 88%, which was largely offset by a decrease in our revenues generated by ZIM of $153 million, or 8%, for the reasons discussed below.

Set forth below is a discussion of revenues by reporting segment.

IC Power

IC Power’s consolidated revenues increased 88% to $661 million for the six months ended June 30, 2014, compared to $352 million for the six months ended June 30, 2013. This increase was driven by a 14.9% increase in Kallpa’s revenues to $225 million in the six months ended June 30, 2014 as compared to $196 million in the six months ended June 30, 2014 due to higher sales, primarily spot market sales and sales to non-regulated customers. In addition, OPC commenced commercial operation in July 2013, generating $202 million in revenues for the six months ended June 30, 2014. IC Power also experienced an increase in revenues as a result of the acquisitions of Colmito (in October 2013) and AEI Nicaragua (in March 2014) which generated $23.4 million and $52.7 million in revenues during the six months ended June 30, 2014, respectively.

Kallpa’s revenue increased in the six months ended June 30, 2014 principally as a result of a 10.5% increase in revenue from energy sales and a 14.1% increase in revenue from capacity sales. Revenues from energy sales increased to $149 million in the six months ended June 30, 2014 as compared to $135 million in the six months ended June 30, 2013 as a result of a 11% increase in energy sales to 6,180 GWh in the six months ended June 30, 2014 from 5,588 GWh in the six months ended June 30, 2013. Revenues from capacity sales increased to $39 million in the six months ended June 30, 2014, as compared to $34 million in the six months ended June 30, 2013 as a result of a 12% increase in capacity sales to an average of 1,925 MW from an average of 1,724 MW in the six months ended June 30, 2013, primarily due to an increase in consumption by non-regulated customers. OPC commenced commercial operation in July 2013. Revenues from energy sales equaled $179 million at OPC as a result of energy sales equal to 1,962 GWh in the six months ended June 30, 2014.

ZIM

ZIM’s revenues decreased 8% to $1,742 million for the six months ended June 30, 2014, compared to $1,895 million for the six months ended June 30, 2013. This decrease was primarily driven by a $63 million decline in income from containerized cargo due to a 4.3% decline in average rate per TEU, which was partially offset by the 0.3% increase in volumes. The decline in revenues was also the result of a $58 million decline in revenues as a result of revenues derived from a container manufacturing company, whose interest ZIM disposed of during the period, and a $34 million decline in revenues generated by a certain logistical company partially held by ZIM. The aforementioned disposition was an isolated transaction that provided ZIM with additional liquidity in advance of the completion of its restructuring.

Other

Sales within our other segment increased 4% to $132 million for the six months ended June 30, 2014, compared to $127 million for the six months ended June 30, 2013. This increase was driven by exchange rate fluctuations as a result of the appreciation of the Euro against the U.S. Dollar coupled with Petrotec’s relatively stable sales (production and trading) volumes, which increased to 93 thousand tons in the six months ended June 30, 2014, as compared to 87 thousand tons in the six months ended June 30, 2013.

Cost of Sales

Our cost of sales, which were $2,206 million for the six months ended June 30, 2014, as compared to $2,175 million for the six months ended June 30, 2013, were virtually unchanged during the period. Our cost of sales were primarily affected by a $217 million, or 12%, decrease in ZIM’s cost of sales, which were primarily related to a decline in fuel expenses and a decline in other operational expenses as a result of the disposition of ZIM’s interests in a container manufacturing company, and a $34 million decrease in expenses, primarily as a result of a decrease in the expenses incurred by a certain logistical company partially held by ZIM. The decrease in ZIM’s cost of sales was offset by a $256 million, or 99%, increase in IC Power’s cost of sales, which were primarily related to the expansion of its operations as described above.

Set forth below is a discussion of our cost of sales by operating segment.

IC Power

IC Power’s costs of sales increased 99% to $516 million for the six months ended June 30, 2014, compared to $259 million for the six months ended June 30, 2013. This increase was primarily driven by:

•	a 259% increase in energy and capacity purchases to $104 million in the six months ended June 30, 2014 as compared to $29 million in the six months ended June 30, 2013, primarily as a result of a (i) $12.6 million increase in energy purchases by OPC, which was largely a result of the energy purchases due to the commencement of OPC’s commercial operations in July 2013; (ii) $21 million increase in energy purchases as a result of the incorporation of Colmitos’ operations, since its acquisition in October 2013; (iii) $15 million increase in energy purchases by Nejapa, primarily as a result of Nejapa’s import of lower priced energy (which reduced Nejapa’s own generation); and (iv) a $12 million increase in energy purchases by CEPP, primarily as a result of major maintenance to CEPP’s 56,000 barrels of oil fuel tanks (which reduced CEPP’s own generation);

•	an increase in transmission costs during the six months ended June 30, 2014, primarily as a result of the transmission costs incurred by OPC after the commencement of its commercial operation in July 2013 and a $12 million increase in the costs incurred by Kallpa, as a result of an increase in the volumes of energy generated and sold; and

•	a 68% increase in fuel, gas and lubricants to $232 million in the six months ended June 30, 2014 as compared to $138 million in the six months ended June 30, 2013, primarily as a result of a (i) $74 million increase in such costs at OPC as a result of the commencement of its commercial operation in July 2013; (ii) $39 million increase in expenses as a result of the consolidation of AEI Nicaragua and JPPC’s expenses, since their acquisition and/or consolidation in March and May 2014, respectively); and (iii) $13 million increase in Kallpa’s natural gas consumption as a result of higher generation during the six months ended June 30, 2014. Such increases were partially offset by (i) Nejapa’s $18 million decline in fuel purchases as a result of its importation of lower priced energy, which reduced its own generation activities and, accordingly, its fuel consumption; and (ii) a $15 million decline in CEPP’s fuel purchases as a result of major maintenance to CEPP’s 56,000 barrels of oil fuel tanks, which reduced CEPP’s own generation.

ZIM

ZIM’s costs of sales consists of operating expenses and costs of services. ZIM’s cost of voyages and related services decreased 12% to $1,613 million for the six months ended June 30, 2014, compared to $1,830 million for the six months ended June 30, 2013. This decrease was primarily driven by:

•	an $85 million decline in bunker expenses, which partially reflected a decrease in ZIM’s bunker prices;

•	a decline of $54 million in other operational expenses in connection with ZIM’s disposition of its interests in a container manufacturing company.

•	a decline of $34 million in other operational expenses in connection with a decrease in expenses, primarily as a result of a decrease in the expenses incurred by a certain logistical company partially held by ZIM.

Other

Cost of sales within our other segment increased 7% to $127 million for the six months ended June 30, 2014, compared to $118 million for the six months ended June 30, 2013. This increase was a result of exchange rate fluctuations as a result of the appreciation of the Euro against the U.S. Dollar coupled with a decrease in the spread between Fame 0 and diesel.

Depreciation

Our depreciation expenses relate primarily to IC Power and ZIM.

IC Power

IC Power’s depreciation and amortization increased 61% to $50 million for the six months ended June 30, 2014 as compared to $31 million in the six months ended June 30, 2013, primarily as a result of the increase in IC Power’s depreciable property, plant and equipment as a result of depreciation expenses related to the commencement of OPC’s commercial operations in July 2013, which accounted for $13 million, and depreciation expenses related to AEI Nicaragua, which was acquired in March 2014, which accounted for $3 million.

ZIM

ZIM’s depreciation decreased 7% to $75 million in the six months ended June 30, 2014 as compared to $81 million in the six months ended June 30, 2013, primarily as a result of sale and lease back transactions with respect to its containers.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist of payroll and related expenses, bad/doubtful debts, and other expenses. Our selling, general and administrative expenses increased by $23 million, or 20%, to $140 million for the six months ended June 30, 2014, compared to approximately $117 million for the six months ended June 30, 2013. This increase was primarily driven by an increase in our payroll and related expenses, in particular at IC Power as it continued to grow its operations during the year, an increase in IC Power and ZIM’s legal and consulting fees, respectively, and an increase in ZIM’s liabilities relating to employee benefits and consulting fees.

Set forth below is a discussion of our selling, general and administrative expenses by reporting segment.

IC Power

IC Power’s administrative expenses increased 43% to approximately $30 million for the six months ended June 30, 2014, compared to approximately $21 million for the six months ended June 30, 2013. This increase was primarily driven by (i)a $2 million increase in OPC’s salaries; (ii) a $3 million increase in Inkia’s legal fees in respect of litigation relating to Crystal Power; and (iii) a $1 million increase in administrative expenses resulting from the consolidation of AEI Nicaragua expenses, since its acquisition in March 2014. These effects were partially offset by a $2 million decline in Inkia’s deferred compensation expense.

ZIM

ZIM’s general and administrative expenses increased 14% to approximately $82 million for the six months ended June 30, 2014, compared to approximately $72 million for the six months ended June 30, 2013. This increase was primarily driven by a $5 million increase in liabilities relating to employee benefits and a $3 million increase in consulting fees.

Other Expenses

Our other expenses decreased 92% to approximately $2 million for the six months ended June 30, 2014, compared to approximately $25 million for the six months ended June 30, 2013. This decrease was primarily driven by a $24 million increase in expenses that occurred in 2013 in connection with an agreement signed between ZIM and an employees union and the voluntary early retirement of a mutually agreed number of ZIM employees and the accrual of certain benefits in respect of severance.

Other Income

Our other income decreased 32% to approximately $17 million for the six months ended June 30, 2014, compared to approximately $22 million for the six months ended June 30, 2013. For the six months ended June 30, 2014, our “other income” consisted primarily of a $2 million gain on sale of property, plant and equipment, which resulted primarily from ZIM’s sale of containers and other tangible assets during the period and a $7 million gain from dilution, primarily relating to a change in our equity interest in an associated company as a result of the exercise of options and the conversion of certain capital notes held by parties other than us. For the six months ended June 30, 2013, our “other income” consisted primarily of a $17 million gain on the sale of property, plant and equipment by ZIM, primarily resulting from sale and operational leaseback transactions in respect of certain of ZIM’s containers in an amount of $11 million and ZIM’s sales of containers and other tangible assets in an aggregate amount of $6 million. ZIM’s 2013 container sale and operational leaseback transactions were executed on market terms, with operating lease periods ranging from 2.5 to 5 years.

Gain from Disposal of Investees

Our gain from disposal of investees is comprised primarily from capital gains recognized from ZIM’s sales of investments, which were $0 for the six months ended June 30, 2014, compared to $11 million for the six months ended June 30, 2013. This decrease was driven by the decline in ZIM’s sales of its investments, as ZIM’s disposal during the six months ended June 30, 2013 was an isolated transaction entered into to provide ZIM with additional liquidity in advance of the completion of its restructuring.

Gain on Bargain Purchase (Negative Goodwill)

Our gain on bargain purchase (negative goodwill) is comprised of gains recognized from IC Power’s acquisition of AEI Nicaragua and JPPC in March and May 2014, respectively, and increased 100% to $39 million for the six months ended June 30, 2014. This increase was driven by IC Power’s completion of a preliminary purchase price allocation study of the fair values and carrying value of AEI Nicaragua and JPPC.

Financing Expenses, Net

Our financing expenses, net increased 6% to $152 million for the six months ended June 30, 2014, compared to $143 million for the six months ended June 30, 2013. This increase was primarily driven by an increase in interest expense on loans and bonds at IC Power of $39 million, or 163%, as it expanded its operations during the year, and was partially offset by a decrease in ZIM’s net finance expenses, primarily as a result of changes in the fair value of ZIM’s derivatives and exchange rate effects.

Set forth below is a discussion of financing expenses, net for IC Power and ZIM.

IC Power

IC Power’s net finance expenses increased 141% to $70 million for the six months ended June 30, 2014, compared to $29 million for the six months ended June 30, 2013. This increase was primarily driven by a 163% increase in interest expense to banks and others to $63 million in the six months ended June 30, 2014 as compared to $24 million in the six months ended June 30, 2013, primarily as a result of (i) an increase in Inkia’s interest expense to $10 million in the six months ended June 30, 2014 as compared to $4 million in the six months ended June 30, 2013, which was primarily the result of interest expense related to Inkia’s $150 million senior note offering completed in September 2013; (ii) interest on OPC’s debt following the commencement of operations of OPC’s combined cycle plant in July 2013, which increased OPC’s interest expense to $13 million in the six months ended June 30, 2014 as compared to $0 in the six months ended June 30, 2013 (interest expense was capitalized prior to the beginning of OPC’s commercial operation); (iii) an increase in interest expense to $4.2 million in the six months ended June 30, 2014, as a result of the expenses related to Inkia’s $125 million Credit Suisse facility; and (iv) the expense recognition of $2.7 million interest on AEI Nicaragua’s debt, as a result of IC Power’s acquisition of AEI Nicaragua in March 2014.

The effects of these factors were partially offset by a $2 million decrease in exchange rate losses to $1 million in the six months ended June 30, 2014 as compared to $3 million exchange rate losses in the six months ended June 30, 2013, primarily as a result of the depreciation of the Peruvian Nuevos Soles against the U.S. Dollar during the six months ended June 30, 2014.

ZIM

ZIM’s net finance expenses decreased 14% to $107 million for the six months ended June 30, 2014, compared to $125 million for the six months ended June 30, 2013, primarily as a result of changes in the fair value of its derivatives. ZIM was granted an early repayment of debentures option in connection with the 2009 restructuring of its debt. In the six months ended June 30, 2013, ZIM recorded a $23 million loss as a result of a decline in the fair value of this option. ZIM also experienced a $12 million decline in exchange rate expenses in the six months ended June 30, 2014. The effects of these factors were partially offset by a $16 million increase in other financing expenses relating to the completion of ZIM’s restructuring.

Share In Income (Losses) of Associated Companies, Net of Tax

Our share in income (losses) of associated companies, net of tax increased 57% to approximately ($47) million for the six months ended June 30, 2014, compared to approximately ($30) million for the six months ended June 30, 2013. Set forth below is a discussion of income/loss for our material associated companies and the share in income (losses) of associated companies, net of tax.

Qoros

Our share in Qoros’ comprehensive loss increased by 113% to approximately $68 million for the six months ended June 30, 2014, compared to losses of approximately $32 million for the six months ended June 30, 2013. The increased loss was driven by an increase in expenses as a result of the commencement of Qoros’ commercial production. Consistent with our 50% equity interest in Qoros, we recognize 50% of the net loss that was recorded by Qoros on a standalone basis. Set forth below is a description of Qoros’ standalone results of operations.

Qoros’ increased loss was primarily driven by:

•	an increase in Qoros’ research and development expenses of 28% to RMB162 million (approximately $26 million) for the six months ended June 30, 2014, compared to RMB126 million (approximately $21 million) for the six months ended June 30, 2013;

•	an increase in Qoros’ selling and distribution expenses to RMB383 million (approximately $62 million) for the six months ended June 30, 2014, after incurring no such selling and distribution expenses for the six months ended June 30, 2013;

•	Qoros’ administration expenses of RMB286 million (approximately $47 million) for the six months ended June 30, 2014, which remained virtually unchanged in comparison to Qoros’ administration expenses of RMB284 million (approximately $46 million) for the six months ended June 30, 2013; and

•	an increase in Qoros’ net finance (cost)/income to RMB(54) million (approximately $(9) million) for the six months ended June 30, 2014, compared to RMB7 million (approximately $1 million) for the six months ended June 30, 2013; and was partially offset by an increase in Qoros’ other income of 130% to RMB30 million (approximately $5 million) for the six months ended June 30, 2014, compared to RMB13 million (approximately $2 million) for the six months ended June 30, 2013, as a result of government subsidies received by Qoros.

As a result, Qoros reported a consolidated loss of RMB844 million (approximately $138 million) for the six months ended June 30, 2014, compared to RMB392 million (approximately $64 million) for the six months ended June 30, 2013.

Tower

Our share in Tower’s comprehensive profit accumulated to approximately $7 million for the six months ended June 30, 2014, compared to a share in Tower’s comprehensive loss of approximately $(14) million for the six months ended June 30, 2013. This increase was primarily driven by Tower’s $166 million one-time gain from acquisition, net, which resulted from Tower’s acquisition of TPSCo from Panasonic on March 31, 2014.

IC Power

IC Power’s share in profits in associates decreased 7% to $13 million for the six months ended June 30, 2014, compared to $14 million for the six months ended June 30, 2013.

ZIM

ZIM maintains an equity interest in agencies, certain logistical companies, and other shipping-related entities. ZIM’s share of profits of associates (net of income tax) increased 25% to approximately $5 million for the six months ended June 30, 2014, compared to $4 million for the six months ended June 30, 2013.

Tax Expenses

Our tax expenses increased 52% to approximately $44 million for the six months ended June 30, 2014, compared to approximately $29 million for the six months ended June 30, 2013. This increase was primarily driven by an increase in IC Power’s current taxes on income in the six months ended June 30, 2014 as a result of a 76% increase in IC Power’s income before taxes.

Loss For the Period

As a result of the above, our loss for the year from continuing operations decreased by 47% to approximately $(115) million for the six months ended June 30, 2014, compared to $(217) million for the six months ended June 30, 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Set forth below are our combined carve-out statements of income data for the years ended December 31, 2013 and 2012:

	Year Ended December 31,		% Change
	(in millions of USD)
	2013	2012
Revenues	$4,812	$4,751	1%
Cost of sales	4,385	4,360	—
Depreciation	218	208	5%
Derecognition of payment on account of vessels	72	133	(46)%

Gross profit	$137	$50	174%

Selling, general and administrative expenses	235	221	6%
Other expenses	38	6	533%
Gains from disposal of investees	(43)	(7)	514%
Other income	(41)	(45)	(9)%

Operating loss	$(52)	$(125)	(58)%
Financing expenses	384	238	61%
Financing income	(7)	(6)	17%

Financing expenses, net	$377	$232	63%
Share in income (losses) of associated companies, net of tax	(117)	(43)	172%

Loss before income taxes	$(546)	$(400)	37%
Tax expenses	(63)	(40)	58%

Loss for the year	$(609)	$(440)	38%
Attributable to:
Kenon’s shareholders:	$(626)	$(452)	38%
Non-controlling interests	$17	$12	42%

The following table sets forth summary information regarding our results of operations by our principal business segments for the periods presented:

	Year Ended December 31, 2013[1]
	IC Power	ZIM	Qoros[2]	Other[3]	Adjustments[4]	Combined Carve-Out Results
	(in millions of USD, unless otherwise indicated)
Revenue	$866	$3,682	$—	$257	$7	$4,812
Depreciation and amortization	(75)	(238)[5]	—	(5)	—	(318)
Financing income	5	3	—	31	32	7
Financing expenses	(86)	(330)	—	—	(32)	(384)
Share in income (loss) from associated companies	32	10	(127)	(32)	—	(117)

Income (loss) before taxes	$123	$(507)	$(127)	$35	$—	$(546)
Tax expense (benefit) on income	42	23	—	(2)	—	$63

Income (loss) for the year	$81	$(530)	$(127)	$(33)	$—	$(609)

Attributable to:
Kenon’s shareholders	66	(535)	(127)	(30)	—	(626)
Non-controlling interests	15	5	—	(3)	—	17

Segment assets[6]	$2,749	$2,591	$—	$1,240	$(1,136)	$5,444
Investments in associated companies	286	11	226	17	—	540
Segment liabilities	2,237	3,180	—	751	(1,136)	5,032
Capital expenditure	351	20	—	—	—	371
EBITDA	$247 [7]	$48 [8]	$—	$(29)[9]	$—	$266

Percentage of combined revenues	18%	77%	—	5%	—	100%
Percentage of combined assets	51%	43%	—	6%	—	100%
Percentage of combined assets excluding associated companies	51%	48%	—	1%	—	100%
Percentage of combined EBITDA	93%	18%	—	(11)%	—	100%

1.	Includes ZIM’s consolidated results as a result of IC’s previous 99.7% interest in ZIM. In future periods, however, as a result of IC’s reduced equity interest in ZIM to 32% in July 2014, we will no longer consolidate ZIM’s results of operations and, instead, will present ZIM’s results as a share in income (loss) from associates.
2.	Associated company.
3.	Includes financing income from parent company loans, holding company general and administrative expenses, as well as the results of Primus and Petrotec. Notwithstanding our majority equity interest in HelioFocus, as a result of veto rights held by HelioFocus’ other major shareholder until May 31, 2014, we did not consolidate HelioFocus’ results of operations with our own until June 30, 2014. In December 2014, IC Green sold its equity interest in Petrotec. For further information on IC Green’s recent sale of its equity interest in Petrotec, see “Item 5A. Material Factors Affecting Results of Operations – Recent Developments – Other – Petrotec.”
4.	“Adjustments” includes inter-segment sales and the consolidation entries. For the purposes of calculating the “percentage of combined assets” and the “percentage of combined assets excluding associated companies,” “Adjustments” has been combined with “Other.”
5.	In the case of ZIM, includes the derecognition of payments on account of vessels of $72 million.
6.	Excludes investment in associates.
7.	For a reconciliation of IC Power’s net income to its EBITDA, see “Item 3A. Selected Financial Data – Information on Business Segments – IC Power.”
8.	For a reconciliation of ZIM’s net income to its EBITDA, see “Item 3A. Selected Financial Data – Information on Business Segments – ZIM.”
9.	For a reconciliation of our “Other” reporting segment’s income (loss) to its EBITDA, see “Item 3A. Selected Financial Data.”

	Year Ended December 31, 2012[1]
	IC Power	ZIM	Qoros[2]	Other[3]	Adjustments[4]	Combined Carve- Out Results
	(in millions of USD)
Revenue	$576	$3,960	—	$215	—	$4,751
Depreciation and amortization	(55)	(314)[5]	—	(4)	—	(373)
Financing income	5	3	—	24	26	6
Financing expenses	(50)	(214)	—	—	(26)	(238)
Share in income (loss) from associated companies	33	9	(54)	(31)	—	(43)

Income (loss) before taxes	$87	$(408)	$(54)	$(25)	$—	$(400)
Tax expenses (benefit) on income	21	19	—	—	—	$40

Income (loss) for the year	$66	$(427)	$(54)	$(25)	$—	$(440)

Attributable to:
Kenon’s shareholders	57	(433)	(54)	(22)	—	(452)
Non-controlling interests	9	6	—	(3)	—	12

Segment assets[5]	$2,145	$3,142	$—	$1,073	$(959)	$5,401
Investments in associated companies	312	18	207	40	—	577
Segment liabilities	1,709	3,186	—	594	(959)	4,530
Capital expenditures	391	42	—	—	—	433
EBITDA	$154 [7]	$108 [8]	$—	$(14)[9]	$—	$248

Percentage of Combined Revenues	12%	83%	—	6%	—	100%
Percentage of Combined Assets	41%	53%	—	6%	—	100%
Percentage of combined assets excluding associated companies	40%	58%	—	2%	—	100%
Percentage of Combined EBITDA	62%	44%	—	(6)%	—	100%

1.	Includes ZIM’s consolidated results as a result of IC’s previous 99.7% interest in ZIM. In future periods, however as a result of IC’s reduced equity interest in ZIM to 32% in July 2014, we will no longer consolidate ZIM’s results of operations and, instead, will present ZIM’s results as a share in income (loss) from associates.
2.	Associated company.
3.	Includes financing income from parent company loans, holding company general and administrative expenses, as well as the results of Primus and Petrotec. Notwithstanding our majority equity interest in HelioFocus, as a result of veto rights held by HelioFocus’ other major shareholder until May 31, 2014, we did not consolidate HelioFocus’ results of operations with our own until June 30, 2014. In December 2014, IC Green sold its equity interest in Petrotec. For further information on IC Green’s recent sale of its equity interest in Petrotec, see “Item 5A. Material Factors Affecting Results of Operations – Recent Developments – Other – Petrotec.”
4.	“Adjustments” includes the consolidation entries. For the purposes of calculating the “percentage of combined assets” and the “percentage of combined assets excluding associated companies,” “Adjustments” has been combined with “Other.”
5.	In the case of ZIM, includes the derecognition of payments on account of vessels of $133 million.
6.	Excludes investment in associates.
7.	For a reconciliation of IC Power’s net income to its EBITDA, see “Item 3A. Selected Financial Data – Information on Business Segments – IC Power.”
8.	For a reconciliation of ZIM’s net income to its EBITDA, see “Item 3A. Selected Financial Data – Information on Business Segments – ZIM.”
9.	For a reconciliation of our “Other” reporting segment’s net income to its EBITDA, see “Item 3A. Selected Financial Data.”

The following table sets forth summary information regarding the results of operations of our equity-method businesses for the periods presented:

	Year Ended December 31,
	2013		2012
	Qoros	Tower	Qoros	Tower
	(in millions of USD)
Revenues	$2	$505	$—	$639
Loss	(255)	(109)	(108)	(66)
Other comprehensive income (loss)	22	(12)	4	(6)

Total comprehensive loss	$(233)	$(121)	$(104)	$(72)

Share of Kenon in total comprehensive loss	$(117)	$(39)	$(52)	$(22)
Adjustments	—	8	(7)	—

Share of Kenon in total comprehensive loss presented in the books	$(117)	$(31)	$(59)	$(22)

Dividends received	—	—	—	—

Total assets	$1,531	$694	$786	$801
Total liabilities	(1,127)	(632)	(420)	(677)
Share of Kenon in net assets	202	20	183	43
Book value of investment	226	—	207	19

Revenues

Our revenues increased 1.3% to approximately $4,812 million for the year ended December 31, 2013, compared to approximately $4,751 million in revenues for the year ended December 31, 2012. This increase was primarily driven by an increase in our revenues generated by IC Power of $297 million, or 52%, and an increase in $42 million in revenues generated by Petrotec which was largely offset by a decrease in our revenues generated by ZIM of $278 million, or 7%, for the reasons discussed below.

Set forth below is a discussion of revenues by reporting segment.

IC Power

IC Power’s consolidated revenues increased 52% to $873 million for the year ended December 31, 2013, compared to $576 million for the year ended December 31, 2012. This increase was driven by a 43% increase in Kallpa’s revenues to $394 million in 2013 as compared to $276 million in 2012 due to a full year of operations of its combined cycle, as compared to 2012, when Kallpa’s combined cycle only operated for approximately four months. In addition, OPC commenced commercial operation in July 2013, increasing IC Power´s consolidated revenues by $187 million for the year 2013.

Kallpa’s revenue increased in 2013 principally as a result of a 41% increase in revenue from energy sales and a 36% increase in revenue from capacity sales. Revenues from energy sales increased to $267 million in 2013 as compared to $190 million in 2012 as a result of a 42% increase in energy sales to 6,352 GWh in 2013 from 4,483 GWh in 2012. Revenues from capacity sales increased to $68 million in 2013 as compared to $50 million in 2012 as a result of a 36% increase in capacity sales to an average of 881 MW from an average of 643 MW in 2012, primarily due to a full year of operations subsequent to the conversion and expansion of Kallpa’s facilities. OPC commenced commercial operation in July 2013. Revenues from energy sales equaled $187 million as a result of energy sales equal to 1,813 GWh in 2013.

ZIM

ZIM’s revenues decreased 7% to $3,682 million for the year ended December 31, 2013, compared to $3,960 million for the year ended December 31, 2012. This decrease was primarily driven by a $139 million decline in income from containerized cargo due to a 9% decline in average rate per TEU which was partially offset by a 5% increase in volumes. The decline in revenues was also a result of a $67 million decline in revenues as a result of the deconsolidation of certain subsidiaries from ZIM and a $19 million decline in charter hire income.

Other

Sales within our other segment increased 20% to $257 million for the year ended December 31, 2013, compared to $215 million for the year ended December 31, 2012. This increase was driven by a 7% increase in Petrotec’s biodiesel production to 138 thousand tons in 2013 from 129 thousand tons in 2012, and an increase in the market prices of Fame 0 and diesel, the commodities which underpin Petrotec’s sales prices.

Cost of Sales

Our cost of sales, which were $4,385 million for the year ended December 31, 2013, as compared to $4,360 million for the year ended December 31, 2012, were virtually unchanged during the period. Expenses related to our cost of sales were primarily driven by a $212 million, or 6%, decrease in ZIM’s cost of sales, primarily related to a decline in fuel expenses, and offset by a $198 million, or 50%, increase in IC Power’s cost of sales, primarily related to the expansion of its operations as described below, and a $39 million increase in Petrotec’s cost of sales.

Set forth below is a discussion of our cost of sales by operating segment.

IC Power

IC Power’s costs of sales increased from 2012 to 2013 as a result of increased power generation from 2012 to 2013 resulting from additional capacity of Kallpa and OPC as discussed above. IC Power’s cost of sales increased 50% to $594 million for the year ended December 31, 2013, compared to $396 million for the year ended December 31, 2012. This increase was primarily driven by:

•	a 222% increase in energy and capacity purchases to $158 million in 2013 as compared to $49 million in 2012, primarily as a result of a (i) $66 million increase in energy purchases by OPC, which was largely a result of the energy purchases resulting from the diesel oil commissioning tests performed during September 2013; (ii) $25 million increase in energy and capacity purchases by Kallpa, primarily as a result of the increase in capacity sold by Kallpa under its PPAs and the energy purchases necessitated by an unplanned stoppage of one of its turbines in the first half of 2013; and (iii) a $13 million increase in energy purchases by Nejapa, primarily as a result of Nejapa’s import of lower priced energy (which reduced Nejapa’s own generation);

•	a 93% increase in transmission costs to $85 million in 2013 as compared to $44 million in 2012, primarily as a result of the $16 million transmission costs incurred by OPC after the beginning of its commercial operation in July 2013 and a $26 million increase in the volumes of energy generated and sold by Kallpa; and

•	a 13% increase in fuel, gas and lubricants to $286 million in 2013 as compared to $253 million in 2012, primarily as a result of a $51 million increase in such costs at OPC as a result of the commencement of its commercial operation in July 2013, which was partially offset by Nejapa’s $19 million decline in fuel purchase as a result of its importation of lower priced energy, which reduced its own generation activities and, accordingly, its fuel consumption.

ZIM

ZIM’s cost of sales consists of operating expenses and costs of services. ZIM’s cost of voyages and related services decreased 6% to $3,554 million for the year ended December 31, 2013, compared to $3,766 million for the year ended December 31, 2012. This decrease was primarily driven by:

•	a $160 million decline in bunker expenses, which partially reflected a decrease in ZIM’s bunker prices; and

•	a decline of $55 million in other operational expenses in connection with ZIM’s disposition of its interests in container manufacturing and logistical services companies.

Other

Cost of sales within our other segment increased 20% to $240 million for the year ended December 31, 2013, compared to $201 million for the year ended December 31, 2012. This increase was a result of Petrotec’s stronger sales volumes in the year.

Depreciation

Our depreciation expenses relate primarily to IC Power and ZIM.

IC Power

IC Power’s depreciation and amortization increased 36% to $75 million in 2013 as compared to $55 million in 2012, primarily as a result of the increase in IC Power’s depreciable property, plant and equipment as a result of the commencement of OPC’s commercial operation in July 2013 and a full year of operating Kallpa’s combined cycle plant.

ZIM

ZIM’s depreciation decreased 6% to $144 million in 2013 as compared to $154 million in 2012, primarily as a result of sale and lease back transactions with respect to its containers.

Derecognition of Payments on Account of Vessels

For the years ended December 31, 2013 and 2012, ZIM had derecognized payments on account of vessel construction orders in an amount of $72 million and $133 million, respectively. In an attempt to reduce its outstanding future indebtedness, ZIM cancelled its orders for four and nine newbuild very large container vessels in 2013 and 2012, respectively. It thereby extinguished its liability with respect to the newbuild orders leading to a derecognition of the related payments on account of vessels in each of 2013 and 2012. With the cancellation of the above mentioned newbuild orders, ZIM has no outstanding newbuilding orders.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist of payroll and related expenses, bad/doubtful debts, depreciation and amortization, and other expenses. Our selling, general and administrative expenses increased by $14 million, or 6%, to $235 million for the year ended December 31, 2013, compared to approximately $221 million for the year ended December 31, 2012. This increase was primarily driven by an increase in our payroll and related expenses, in particular at IC Power as it continued to grow its operations during the year.

Set forth below is a discussion of our selling, general and administrative expenses by reporting segment.

IC Power

IC Power’s administrative expenses increased 12% to approximately $37 million for the year ended December 31, 2013, compared to approximately $33 million for the year ended December 31, 2012. This increase was primarily driven by: a 25% increase in payroll and related expenses to $20 million in 2013 from $16 million in 2012, primarily as a result of a $2 million increased profit sharing provision for Kallpa’s employees, a $0.3 million increase in OPC’s salaries and a $0.8 million increased stock option expense. These effects were partially offset by a 40% decline in consultant and other professional services to $3 million in 2013 from $5 million in 2012, primarily as a result of one-time expenses incurred in 2012.

ZIM

ZIM’s general and administrative expenses increased 5% to $149 million for the year ended December 31, 2013, compared to $142 million for the year ended December 31, 2012. This increase was primarily driven by a $3 million increase in consulting fees and an adverse change in the NIS exchange rate vis-a-vis the U.S. Dollar.

Other Expenses

Our other expenses increased 533% to approximately $38 million for the year ended December 31, 2013, compared to approximately $6 million for the year ended December 31, 2012. This increase was primarily driven by a $24 million increase in expenses related to the voluntary early retirement of ZIM employees and the accrual of certain benefits in respect of severance.

Other Income

Our other income decreased 9% to approximately $41 million for the year ended December 31, 2013, compared to approximately $45 million for the year ended December 31, 2012. In 2013, our “other income” consisted primarily of a $28 million gain on sale of property, plant and equipment, primarily resulting from sale and operational leaseback transactions in respect of certain of ZIM’s containers in an amount of $19 million and additional gains realized from sales of ZIM’s containers and other tangible assets during the period in an aggregate amount of $9 million. In 2012, our “other income” consisted primarily of (i) a $31 million gain on sale of property, plant and equipment by ZIM, primarily resulting from sale and operational leaseback transactions in respect of certain of ZIM’s containers in an amount of $21 million and ZIM’s sales of containers and other tangible assets in an aggregate amount of $10 million; and (ii) a $5 million gain from dilution, primarily relating to a change in our equity interest in an associated company as a result of our exercise of certain options and warrants held by us.

ZIM’s 2013 and 2012 container sale and operating leaseback transactions were executed on market terms, with operating lease periods ranging from 2.5 to 5 years.

Gain from Disposal of Investees

Our gain from disposal of investees is comprised primarily from capital gains recognized from ZIM’s sales of investments and increased 514% to $43 million for the year ended December 31, 2013, compared to $7 million for the year ended December 31, 2012. The gain in 2013 was primarily driven by a capital gain of $43 million from ZIM’s sale of investments, which mainly comprised a portion of ZIM’s interest in a logistics company and the sales of two container manufacturing companies. Each of these sales were isolated transactions that provided ZIM with additional liquidity in advance of the completion of its restructuring.

Financing Expenses, Net

Our financing expenses, net increased 62% to $377 million for the year ended December 31, 2013, compared to $232 million for the year ended December 31, 2012. This increase was primarily driven by an increase in interest expense on loans and bonds at IC Power of $28 million, or 67%, as it expanded its operations during the year, and an increased expense of $83 million related to the net change in fair value of an early debt prepayment option at ZIM. As a result of ZIM’s recent and current financial condition, the value of this option was brought to zero at year end December 31, 2013.

Set forth below is a discussion of financing expenses, net for IC Power and ZIM.

IC Power

IC Power’s net finance expenses increased 82% to $80 million for the year ended December 31, 2013, compared to $44 million for the year ended December 31, 2012. This increase was primarily driven by:

•	a 78% increase in interest expense to banks and others to $80 million in 2013 as compared to $45 million in 2012, primarily as a result of (i) the expense recognition of the interest on Kallpa’s syndicated loan agreement and bond following the commencement of operations of Kallpa’s combined cycle plant in 2012, which increased Kallpa’s interest expense to $30 million in 2013 as compared to $19 million in 2012 (interest on these loans was capitalized prior to the completion of this project); (ii) the expense recognition of the interest on OPC’s debt following the commencement of operations of OPC’s combined cycle plant in July 2013, which increased OPC’s interest expense to $16 million in 2013 as compared to $120 thousand in 2012 (interest expense was capitalized prior to the beginning of OPC’s commercial operation); (iii) the expense recognition of the interest on capital notes from IC related to OPC, which increased the interest expense in loans and capital notes from IC to $12 million in 2013 as compared to $7 million in 2012 (interest expense was capitalized prior to the beginning of OPC’s commercial operation). This interest expense (as well as interest expense on IC Power’s loan owed to its parent) is eliminated in Kenon’s consolidated statement of income through the Adjustments column noted above; and (iv) an increase in Inkia’s interest expense to $12 million in 2013 as compared to $9 million in 2012, which was primarily the result of interest expense related to Inkia’s $150 million senior note offering completed in September 2013; and

•	a $6 million increase in exchange rate losses to $4 million in 2013 as compared to $2 million exchange rate gains in 2012, primarily as a result of the depreciation of the Peruvian Nuevos Soles against the U.S. Dollar during 2013.

The effects of these factors were partially offset by a $6 million increase in gains from the net change in fair value of derivative instruments, to a $3 million gain in 2013 as compared to a $3 million loss in 2012, primarily as a result of the increase in the LIBOR rate during 2013 compared to 2012.

ZIM

ZIM’s net finance expenses increased 54% to $327 million for the year ended December 31, 2013, compared to $212 million for the year ended December 31, 2012, primarily as a result of changes in the fair value of its derivatives. ZIM was granted an early repayment of debentures option in connection with the 2009 restructuring of its debt. In 2013, ZIM recorded a $107 million loss as a result of a decline of the fair value of this option to zero. In 2012, the change in the fair value of this derivative amount to a loss of $13 million.

Share In Income (Losses) of Associated Companies, Net of Tax

Our share in income (losses) of associated companies, net of tax increased 172% to approximately ($117) million for the year ended December 31, 2013, compared to approximately ($43) million for the year ended December 31, 2012. Set forth below is a discussion of income/loss for our material associated companies and the share in income (losses) of associated companies, net of tax, of each of IC Power and ZIM.

Qoros

Our share in Qoros’ comprehensive loss increased to approximately $117 million for the year ended December 31, 2013, compared to losses of approximately $59 million for the year ended December 31, 2012. The increased loss was driven by an increase in expenses as a result of the commencement of Qoros’ commercial production. Consistent with our 50% equity interest in Qoros, we recognize 50% of the net loss that was recorded by Qoros on a standalone basis. Set forth below is a description of Qoros’ standalone results of operations.

Qoros’ increased loss was primarily driven by:

•	an increase in Qoros’ research and development expenses of 19% to RMB408 million (approximately $67 million) for the year ended December 31, 2013, compared to RMB342 million (approximately $56 million) for the year ended December 31, 2012;

•	an increase in Qoros’ selling and distribution expenses to RMB270 million (approximately $44 million) for the year ended December 31, 2013, after incurring no such selling and distribution expenses for the year ended December 31, 2012;

•	an increase in Qoros’ administration expenses of 154% to RMB865 million (approximately $141 million) for the year ended December 31, 2013, compared to RMB341 million (approximately $56 million) for the year ended December 31, 2012; and

•	an increase in Qoros’ net finance (cost)/income to RMB(11) million (approximately $(2) million) for the year ended December 31, 2013, compared to RMB38 million (approximately $6 million) for the year ended December 31, 2012; and was partially offset by an increase in Qoros’ other income of 46% to RMB19 million (approximately $3 million) for the year ended December 31, 2013, compared to RMB13 million (approximately $2 million) for the year ended December 31, 2012, as a result of government subsidies received by Qoros.

As a result, Qoros reported a consolidated loss of RMB1.6 billion (approximately $261 million) for the year ended December 31, 2013, compared to RMB635 million (approximately $104 million) for the year ended December 31, 2012.

Tower

Our share in Tower’s comprehensive loss increased 41% to approximately $(31) million for the year ended December 31, 2013, compared to approximately $(22) million in share in Tower’s comprehensive loss for the year ended December 31, 2012. A portion of Tower’s loss in 2013 ($6 million) was not reflected in our share in income (loss) from associates, since the cumulative losses incurred in our investment in Tower exceeded the value of our investment, and the book value of an equity method investee cannot be less than zero.

HelioFocus

Our share in HelioFocus’ comprehensive loss increased 33% to approximately $4 million for the year ended December 31, 2013, compared to approximately $3 million in share in HelioFocus’ comprehensive loss for the year ended December 31, 2012.

IC Power

IC Power’s share in profits in associates decreased 4% to $32 million for the year ended December 31, 2013, compared to $33 million for the year ended December 31, 2012. This decrease was primarily driven by the decline in the results of Edegel to $30 million in 2013 as compared to $31 million in 2012 as a result of certain exchange rate adjustments.

ZIM

ZIM maintains an equity interest in agencies, certain logistical companies, and other shipping-related entities. ZIM’s share of profit of associates (net of income tax) increased 11% to approximately $10 million for the year ended December 31, 2013, compared to $9 million for the year ended December 31, 2012.

Tax Expenses

Our tax expenses increased 58% to approximately $63 million for the year ended December 31, 2013, compared to approximately $40 million for the year ended December 31, 2012. This increase was primarily driven by an increase in IC Power’s current taxes on income in the current year as a result of a 40% increase in IC Power’s income before taxes.

Loss For the Year

As a result of the above, our loss for the year from continuing operations increased to approximately $(609) million for the year ended December 31, 2013, compared to $(440) million for the year ended December 31, 2012.

B.	Liquidity and Capital Resources

Kenon’s Liquidity and Capital Resources

We are a newly-incorporated holding company and, as such, references in this discussion to our historical sources and uses of cash refer to the historical sources and uses of cash for the carve-out businesses when they were consolidated in the results of IC during the periods under review.

In connection with the spin-off, we will receive funds of $35 million from IC, in the form of an equity contribution, and IC will also provide us with a $200 million credit facility. We expect that a significant portion of the liquidity and capital resources that we will have upon the consummation of the spin-off will be used to support the development of Qoros and, to a lesser extent, Primus. Upon the consummation of the spin-off, we will operate as an independent company and will rely on cash flows received from our operating activities, generally in the form of distributions received from our businesses or payments received in connection with a monetization of our equity interests in any of our businesses, to provide our liquidity.

Other than the credit facility we will receive from IC in connection with the spin-off, which will be increased to the extent that IC makes payments in respect of guarantees relating to Qoros’ debt, and the RMB25 million (approximately $4 million) capital contribution and the RMB400 million (approximately $64 million) shareholder loan we have committed to provide to Qoros, we have no outstanding indebtedness or financial obligations and are not party to any credit facilities or other committed sources of external financing. Other than expenses related to our day-to-day operations, our principal needs for liquidity are expected to be expenditures related to investments in our businesses. Our businesses are at various stages of development, ranging from early stage development companies to established, cash generating businesses, and some of these businesses will require significant financing, via equity contributions or debt facilities, to further their development, execute their current business development plans, and become or remain fully-funded. In particular, Qoros’ business development plan contemplates the receipt of significant third-party debt financing to supplement shareholder loans in the amount of RMB350 million (approximately $56 million) provided to Qoros by each of its shareholders, and expected shareholder support that is expected to be provided to Qoros through a combination of equity contributions (in an amount of RMB25 million (approximately $4 million) from each shareholder) and shareholder loans (in an amount of RMB400 million (approximately $64 million) from each shareholder) to further Qoros’ development and support its operational expansion. Qoros may be unable to secure such third-party debt financing. Additionally, Qoros had not experienced a significant increase in sales volume between the first quarter and the second quarter of 2014 and revised its business development plan during the third quarter of 2014. As Qoros continues to pursue its commercial growth strategy, we expect that a significant portion of the liquidity and capital resources that we will have upon the consummation of the spin-off will be used to support the development of Qoros. For example, as set forth above, we expect to provide RMB400 million

(approximately $64 million) to Qoros, via a shareholder loan during the first quarter of 2015, subject to the release of most of IC’s back-to-back guarantees in respect of certain of Qoros’ indebtedness. Qoros requires such support, along with a similar RMB400 million (approximately $64 million) loan from Chery, to conduct its operations in the near-term. For further information on IC’s approval of an outline to provide Qoros with additional shareholder loans in exchange for the release of most of IC’s back-to-back guarantees, see “ – Recent Developments – Approval of Outline to Provide Qoros With Shareholder Loans in Exchange for the Release of Most of IC’s Back-to-Back Guarantees.”

We intend to adhere to our capital allocation principles which, as set forth above, seek to limit cross-allocation of funds and capital contributions to our businesses, via debt or equity financings or the provisions of guarantees. Additionally, our capital allocation principles provide that we will not contribute additional debt or equity financing to ZIM. Notwithstanding the aforementioned, we may, in furtherance of the development of our businesses, and other than with respect to ZIM, make further investments, via debt or equity financings, in our remaining businesses.

For a description of our capital allocation principles, see “Item 4B. Business Overview – Our Strategy.” For further information on the risks related to the significant capital requirements of our businesses, see “Item 3D. Risk Factors – Risks Related to Our Diversified Strategy and Operations – Some of our businesses have significant capital requirements. If these businesses are unable to obtain sufficient financing from third party financing sources, they may not be able to operate, and we may deem it necessary to provide such capital, provide a guaranty or indemnity in connection with any financings, and/or provide collateral in connection with any financings, including via the cross-collateralization of assets across businesses all of which may materially impact our operations.” For a discussion of our outstanding commitments and obligations, see “– Kenon’s Commitments and Obligations.” For a discussion of the capital requirements of each of our businesses, see below.

Consolidated Cash Flow Statement

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

Cash and cash equivalents increased 47% to approximately $473 million for the six months ended June 30, 2014, compared to approximately $322 million for the six months ended June 30, 2013. The following table sets forth our cash flows from our operating, investing and financing activities for the six months ended June 30, 2014 and 2013:

	Six Months Ended June 30,
	2014 (unaudited)	2013 (unaudited)
	(in millions of USD)
Cash flows provided by operating activities
IC Power	187	98
ZIM	41	(23)
Adjustments and Other	(15)	(14)
Total	213	61
Cash flows used in investing activities	(426)	(78)
Cash flows provided by (used in) financing activities	15	(69)
Net change in cash in period	(198)	(86)
Cash – opening balance	671	411
Effect of exchange rate fluctuations on balances of cash and cash equivalents	—	(3)
Cash – closing balance	473	322

Consolidated Cash Flows Provided by Operating Activities

Cash flows provided by our operating activities, which includes income received as dividends from associated companies, are a significant source of liquidity for our subsidiaries and increased 249% to approximately $213 million for the six months ended June 30, 2014, compared to approximately $61 million for the six months ended June 30, 2013. This increase was primarily driven by:

•	IC Power, whose operating cash flows increased 91% as a result of (i) the commencement of OPC’s operations; (ii) an increase in collections from customers (primarily as a result of the acquisition of AEI Nicaragua, JPPC and Surpetroil); and (iii) the increased sales of capacity and energy under its PPAs due to the operations of Kallpa’s combined cycle; and

•	ZIM, whose operating cash flows increased 278% as a result of a decrease in ZIM’s loss for the period, which resulted primarily from a $217 million decrease in ZIM’s costs of shipping and accompanying services, which was partially offset by a $153 million decrease in revenues, each as set forth above.

As our businesses are legally distinct from us and will generally be required to service their debt obligations before making distributions to us, our ability to access such cash flow from our businesses may be limited in some circumstances. For further information on the risks related to such limitations, see “Item 3D. Risk Factors – Risks Related to Our Diversity Strategy and Operations – We are a holding company and are dependent upon cash flows from our businesses to meet our existing and future obligations.”

Consolidated Cash Flows Used in Investing Activities

Cash flows used in our investing activities, which includes our investments in our associated companies, increased 446% to approximately $(426) million for the six months ended June 30, 2014, compared to approximately $(78) million for the six months ended June 30, 2013. This increase was primarily driven by IC Power’s acquisition of property, plant and equipment (in particular, the acquisitions of AEI Nicaragua, AEI Jamaica and Surpetroil) and development of the CDA and Samay I projects.

Consolidated Cash Flows Provided by (Used in) Financing Activities

Cash flows provided by our financing activities increased 122% to approximately $15 million for the six months ended June 30, 2014, compared to cash flows provided by financing activities of $(69) million for the six months ended June 30, 2013. This change was primarily driven by IC Power’s financing activities, which involved the receipt of long-term loans and issuance of debentures, and the receipt of short-term credit from banks and contributions from IC.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Cash and cash equivalents increased 62% to approximately $671 million for the year ended December 31, 2013, compared to approximately $414 million in cash and cash equivalents for the year ended December 31, 2012. The following table sets forth our cash flows from our operating, investing and financing activities for the years ended December 31, 2013, and 2012:

	Year Ended December 31,
	2013	2012
	(in millions of USD)
Cash flows provided by operating activities
IC Power	264	114
ZIM	13	94
Adjustments and Other	(19)	(38)
Total	257	169
Cash flows used in investing activities	(278)	(318)
Cash flows provided by financing activities	282	119
Net change in cash in period	261	(30)
Cash – opening balance	411	438
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(1)	3
Cash – closing balance	671	411

Consolidated Cash Flows Provided by Operating Activities

Cash flows provided by our operating activities, which includes income received as dividends from associated companies, are a significant source of liquidity for our subsidiaries and increased 52% to approximately $257 million for the year ended December 31, 2013, compared to approximately $169 million for the year ended December 31, 2012. This increase was primarily driven by IC Power, whose operating cash flows increased by 131% as a result of increased sales of capacity and energy under its PPAs due to the full year of operations of its Kallpa combined cycle in 2013, the commencement of OPC’s operations and an increase in dividends received from associates to $31 million in 2013 as compared to $17 million in 2012. This increase was partially offset by a $81 million decrease in ZIM’s operating cash flows as a result of an increased loss for the year of $103 million, which was partially offset by an increase of $15 million in dividends received from associated companies. As our businesses are legally distinct from us and will generally be required to service their debt obligations before making distributions to us, our ability to access such cash flow from our businesses may be limited in some circumstances. For further information on the risks related to such limitations, see “Item 3D. Risk Factors – Risks Related to Our Diversity Strategy and Operations – We are a holding company and are dependent upon cash flows from our businesses to meet our existing and future obligations.”

Consolidated Cash Flows Used in Investing Activities

Cash flows used in our investing activities, which includes our investments in our associated companies, decreased 13% to approximately $(278) million for the year ended December 31, 2013, compared to approximately $(318) million for the year ended December 31, 2012. This decrease was primarily driven by an increase in cash provided by investing activities at ZIM.

Consolidated Cash Flows Provided by Financing Activities

Cash flows provided by the financing activities of our businesses are a significant source of liquidity for their operations and increased 137% to approximately $282 million for the year ended December 31, 2013, compared to approximately $119 million for the year ended December 31, 2012. This increase was primarily driven by an increase in cash flows provided by financing activities at IC Power which was offset, in part, by an increase in cash flows used in financing activities at ZIM.

Kenon’s Commitments and Obligations

Other than the credit facility we will receive from IC in connection with the spin-off, which will be increased to the extent that IC makes payments in respect of guarantees relating to Qoros’ debt, and the RMB25 million (approximately $4 million) capital contribution we have committed to provide to Qoros, we have no outstanding indebtedness or financial obligations and are not party to any credit facilities or other committed sources of external financing. Set forth below is a summary of the key terms of this credit facility.

IC Credit Facility

In connection with the consummation of the spin-off, IC will provide a $200 million credit facility to us.

Interest

The credit facility will bear interest at a rate of 12-Month LIBOR + 6% per annum, which, during the initial five-year term of the credit facility, will be capitalized as a payment-in-kind and added to the aggregate outstanding amount of the credit facility. If we decide to extend the repayment schedule in accordance with the terms of the credit facility, as set forth below, and we do not repay the aggregate outstanding amount owed under the credit facility within the initial five-year term, additional interest accruing on the aggregate outstanding amount as of such date will become payable in cash on an annual basis.

Repayment Date

The aggregate amount outstanding under the credit facility (excluding any increase in our obligations under the credit facility as a result of payments made by IC in respect of its back-to-back guarantees and including interest or commitment fees that have accrued and been capitalized as payments-in-kind during the initial five-year term) will be due five years from the date of the credit facility, unless extended as set forth below. In the event an initial listing or offering of IC Power’s shares has been effected, the aggregate amount outstanding under the credit facility, including any interest or commitment fees accrued and capitalized to date, will be due within 18 months from such date. However, we will be entitled, at each repayment date, to extend the repayment date for two-year periods if, as of the date of our delivery of our notice of repayment extension, an initial listing or offering of IC Power’s shares has not yet been effected. Notwithstanding the above, the final repayment date may not, under any circumstances, be more than ten years from the date of the credit facility.

Commitment Fee

During the initial five-year term, we will pay IC an annual commitment fee equal to 2.2% of the undrawn amount of the credit facility, which will be capitalized as a payment-in-kind and added to the outstanding amount of the credit facility. We may voluntarily reduce the available $200 million credit limit, thereby decreasing the annual commitment owed to IC, without premium or penalty. Additionally, we may voluntarily prepay the outstanding principal amount of the credit facility at any time without premium or penalty.

Pledge of Equity Interest in IC Power

We will pledge at least 40%, but no more than 66%, of IC Power’s issued capital on a first priority basis, in favor of IC, as set forth below:

•	in connection with our entry into the credit facility, we will pledge 40% of IC Power’s issued capital; and

•	in connection with each $50 million drawdown (or any part thereof) under the credit facility, we will pledge an additional 6.5% of IC Power’s issued capital, so that any use of the credit line that exceeds $150 million will require the pledge of 66% of IC Power’s share capital.

The pledges will be released in connection with a listing or offering of IC Power’s issued capital.

Obligations in Respect of IC’s Back-to-Back Guarantee

IC may be required to make payments of up to RMB888 million (approximately $143 million), which includes related interest and fees, in connection with back-to-back guarantees IC has provided to Chery in support of Qoros’ RMB3 billion (approximately $482 million) syndicated credit facility, including related interest and fees. Although this back-to-back guarantee will not be transferred to Kenon, we have agreed to reimburse IC for any payments made in respect of IC’s back-to-back guarantee of Chery’s direct guarantee of certain of Qoros’ indebtedness. Our credit facility provides that if Qoros is in default under its RMB3 billion (approximately $482 million) syndicated credit facility, the repayment of the aggregate outstanding amount under this facility is accelerated by Qoros’ lenders, and IC makes a payment in connection with Chery’s exercise of IC’s back-to-back guarantee, then the amount of such payment will be added to the outstanding principal amount of the credit facility from IC to Kenon. Interest will accrue at a rate of 12-Month LIBOR + 6% per annum and will be capitalized as a payment-in-kind until our repayment of such funds, such repayment to occur in a single payment ten years after the consummation of the spin-off.

Should IC be required to make payments in respect of its back-to-back guarantee after the termination of the credit facility, we will reimburse IC for such amounts. Additionally, although the right of recourse that is available to each of Qoros and Chery pursuant to the terms of the guarantee shall be assigned to us in connection with the consummation of the spin-off, if IC receives funds from Qoros or Chery as a result of such right of recourse, then the maximum amount of IC’s outstanding obligations under its back-to-back guarantee for which we are required to reimburse IC, will be reduced accordingly.

Restrictive Covenants

The credit facility contains incurrence covenants restricting our ability to encumber certain assets and distribute dividends.

For example, prior to a listing or offering of IC Power’s equity, the credit facility prohibits us from distributing dividends to our shareholders, unless such dividends consist of all, or a portion of, our equity interests in ZIM or Tower.

There are further restrictions on dividends following an IPO or listing of IC Power’s equity. If, any time after a listing of IC Power’s equity, we seek to (i) distribute a dividend to our shareholders (in cash or in kind), (ii) incur additional debt, (iii) sell, transfer, or allocate a portion, or all, of our interest in IC Power, or (iv) sell all of IC Power’s assets, the credit facility will require the value of Kenon’s remaining interest in IC Power to be equal to at least (i) two times Kenon’s net debt (which shall be equal to the outstanding principal amount of the credit facility plus the outstanding principal amount of any additional debt owed by Kenon to third-parties minus Kenon’s cash on hand), in each case plus interest and fees, plus (ii) 50% of the portion of the maximum amount of IC’s outstanding obligations under its back-to-back guarantee in respect of Qoros’ RMB3 billion (approximately $482 million) syndicated credit facility (currently RMB888 million (approximately $143 million)), including related interest and fees, for which IC has not demanded reimbursement. Although a failure to comply with any of the aforementioned covenants will not constitute an event of default under the terms of the credit facility, Kenon will be restricted from distributing dividends or incurring additional debt and, should Kenon distribute dividends or incur additional indebtedness notwithstanding such restrictions, such actions will constitute an event of default under the terms of the credit facility. If the value of Kenon’s remaining interest in IC Power is less than such amount, Kenon may not make distributions to its shareholders or incur additional indebtedness.

Additionally, following an IPO or listing of IC Power’s equity, we will not engage in certain transactions, as set forth in the credit facility, which would result in a de-listing of IC Power’s shares from the exchange on which such shares are trading.

Assignability

We may not assign or delegate our rights and obligations under the credit facility without IC’s prior written consent, except that we may assign our rights and obligations under the credit facility to an affiliate, provided that we remain jointly and severally liable for all such obligations with such affiliate, and further provided that such assignment or delegation shall not serve to prejudice any of IC’s rights under the terms of the credit facility.

IC is entitled to assign or delegate its rights and obligations under the credit facility according to its sole discretion, and without our prior written consent.

For information on the risks related to Kenon’s ability to repay, or maintain compliance with, the credit facility from IC, see “Item 3D. Risk Factors – Risks Related to Our Diversified Strategy and Operations – Kenon will have obligations owing to IC, which could be substantial.”

Qoros Capital Commitment

Each of IC and Chery has committed to provide Qoros with RMB3.725 billion (approximately $599 million) of capital contributions. As of June 30, 2014, each of IC and Chery had contributed RMB3.7 billion (approximately $595 million) of capital, representing approximately 99% of their individual committed capital contribution. Each of IC and Chery contributed RMB500 million (approximately $80 million) of this amount to Qoros via a shareholder loan in June 2014. IC expects such loan to convert into equity upon the satisfaction of certain conditions, including the approval of the relevant Chinese authority. As Chery’s loan is subject to the same conversion conditions as IC’s, IC’s ownership percentage in Qoros (which will be contributed to us in the spin-off) is expected to remain at 50% after the conversion of IC’s RMB500 million (approximately $80 million) capital contribution into equity. We expect to contribute our remaining RMB25 million (approximately $4 million) of capital to Qoros by the end of the first half of 2015.

Qoros Shareholder Loan

Pursuant to an outline approved by IC in September 2014, IC has agreed to provide a RMB400 million (approximately $64 million) shareholder loan to Qoros, subject to Chery’s release of most of IC’s back-to-back guarantee of 50% of Chery’s obligations under its guarantee of Qoros’ loans under Qoros’ RMB3 billion (approximately $482 million) syndicated facility. In connection with the consummation of the spin-off, this commitment will be transferred to us and will become an obligation of ours. We expect to provide this shareholder loan during the first quarter of 2015.

For further information on IC’s approval of an outline to provide Qoros with additional shareholder loans in exchange for the release of most of IC’s back-to-back guarantees, see “ – Recent Developments – Approval of Outline to Provide Qoros With Shareholder Loan in Exchange for the Release of Most of IC’s Back-to-Back Guarantees.”

Debt Owed to Kenon from Subsidiaries

Prior to the spin-off, some of our businesses have borrowed funds from, or issued capital notes to, IC. These loans and capital notes are described below and, to the extent such loans and capital notes remain outstanding after the consummation of the spin-off, IC’s interest in these loans will be transferred to Kenon.

IC Power Loans

In June 2007, Inkia borrowed $200 million from IC to finance its acquisition of certain power generation assets in Latin America from Globeleq. In July 2008, Inkia repaid $88 million of this loan. The loan bore interest at a rate of LIBOR plus 2% per annum, such interest accruing quarterly, and had no specified maturity. In September 2010, Inkia borrowed an additional $50 million from IC to finance a portion of the purchase price of its acquisition of all of the outstanding shares of Southern Cone it did not already own. This loan bore interest at a rate of 8% per annum, such interest accruing quarterly, and had no specified maturity. As of December 31, 2013, the outstanding balance of these loans together, including accrued interest, was $165 million. In May 2014, IC Power paid in full the outstanding balance of these loans, amounting to $168 million, including accrued interest through May 2014.

IC Power Capital Note

Over the course of 2010 and 2011, during the construction period of OPC, IC Power issued an NIS denominated capital note for 5 years to IC, bearing no interest and not linked to the CPI. As of December 31, 2013 the outstanding balance of the capital note was NIS 264 million (approximately $67 million). In June 2014, IC Power paid in full the outstanding balance of the capital note, amounting to $95 million, which represents the capital note’s nominal value. The difference between the capital note’s nominal value (approximately $95 million) and book value (approximately $82 million) was recorded as a finance expense.

Short-Term Intercompany Loan

In August 2014, IC Power entered into a short-term $125 million loan agreement with IC, bearing interest of 3-month LIBOR + 5.5%, and repayable in 45 days. In September 2014, IC Power repaid $125 million of short-term intercompany debt owed to IC. As a result of such repayment, no debt between IC Power and IC is outstanding.

Quantum Capital Notes

Quantum issued a series of capital notes to IC in connection with each of IC’s equity contributions to Qoros. The capital notes bear no interest and are not linked to the CPI. As of June 30, 2014, the outstanding balance of these capital notes was $596 million.

Other Capital Notes and Loans

In 2012, IC Green issued a five-year NIS 42 million capital note (approximately $11 million) to IC. The capital note bears no interest and is not linked to the CPI. As of June 30, 2014, the outstanding balance of the capital note issued was NIS 449 million (approximately $131 million).

IC Green also borrowed 18 million Euro (approximately $22 million) from IC in 2012. The loan bears interest at a rate of 10% per annum. As of June 30, 2014, the outstanding balance of this loan was 22 million Euro (approximately $30 million).

Additionally, in October 2014, IC Green issued a $7.5 million capital note to IC to fund any investments made by IC Green in Primus, in connection with the investment agreement IC Green entered into with Primus in October 2014. This capital note bears no interest and is not linked to the CPI. The $7.5 million will be added to the aggregate amount owed under the capital notes.

The following discussion sets forth the liquidity and capital resources of each of our businesses.

IC Power’s Liquidity and Capital Resources

As of June 30, 2014 and December 31, 2013, IC Power had cash and cash equivalents of $339 million and $517 million, respectively.

IC Power’s principal sources of liquidity have traditionally consisted of cash flows from operating activities, including dividends received from entities in which it owns non-controlling interests; short-term and long-term borrowings; and sales of bonds in domestic and international capital markets.

IC Power’s principal needs for liquidity generally consist of capital expenditures related to the development and construction of generation projects and the acquisition of other generation companies; working capital requirements (e.g., maintenance costs that extend the useful life of its plants); and dividends on its shares. As part of IC Power’s growth strategy, it expects to develop, construct and operate greenfield development projects in the markets that it serves as well as acquire controlling interests in operating assets within and outside Latin America. IC Power’s development of greenfield development projects and its acquisition activities in the future may require it to make significant capital expenditures and/or raise significant capital.

Currently, IC Power is developing the following generation assets:

•	CDA, a run-of-the-river hydroelectric plant on the Mantaro River in central Peru, representing an expected 510 MW of capacity at an estimated cost of $910 million, including a $50 million budget for contingencies. This project is financed by a $591 million syndicated credit facility (for 65% of the estimated project cost) which was entered into in 2012 and equity contributions (for the remaining 35% of the project cost), which contributions have been made. As of June 30, 2014, CDA has invested $493 million into the development of the CDA Project and has drawn $260 million under its Project Finance Facility.

•	Samay I, an open cycle diesel and natural gas (dual-fired) thermoelectric plant in Mollendo, Arequipa (southern Peru), representing an expected 600 MW of capacity at an approximate cost of $380 million, excluding any related to cost overruns. This project is to be financed by a $311 million seven-year syndicated secured loan agreement (for approximately 80% of the estimated project cost), which was entered into in December 2014, and equity contributions (for the remaining approximately 20% of the project cost), which contributions have been made. As of June 30, 2014, Samay I has invested $26 million into the development of the facility; and

•	Estrella del Norte heavy fuel oil power barge, representing an expected 37 MW of capacity at an approximate cost of $16 million. The capital required for this project was sourced from CEPP’s cash flows from operations.

IC Power anticipates that it will be required to spend approximately $304 million to meet its budgeted capital expenditures in 2014, and approximately $365 million to meet its budgeted capital expenditures in 2015, consisting of its obligations under EPC contracts. IC Power expects that it will meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including drawing down, or receiving disbursements from, the $591 million or, if entered into, the $380 million financing agreements, relating to its construction of the CDA and the Samay I projects, respectively, new debt financings, as appropriate, and the refinancing of any existing indebtedness as it becomes due.

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

IC Power’s cash and cash equivalents increased 109% to $339 million for the six months ended June 30, 2014, compared to $162 million in cash and cash equivalents for the six months ended June 30, 2013. The following table sets forth IC Power’s cash flows from its operating, investing and financing activities for the six months ended June 30, 2014 and 2013:

	Six Months Ended June 30,
	2014 (unaudited)	2013 (unaudited)
	(in millions of USD)
Cash flows provided by operating activities	$187	$98
Cash flows used in investing activities	(278)	(80)
Cash flows used in financing activities	(88)	(36)
Net change in cash in period	(179)	(18)
Cash – opening balance	517	184
Effect of exchange rate on the cash	1	(3)
Cash – closing balance	339	162

IC Power’s Cash Flows Provided by Operating Activities

Cash flows provided by IC Power’s operating activities are IC Power’s primary source of liquidity and increased 91% to approximately $187 million for the six months ended June 30, 2014, compared to approximately $98 million for the six months ended June 30, 2013. This increase was primarily driven by a 95% increase in collections from customers to $685 million in the six months ended June 30, 2014 as compared to $352 million in the six months ended June 30, 2013, principally as a result of (i) the commencement of OPC’s operations, and (ii) an increase in collections from customers (primarily as a result of the acquisition of AEI Nicaragua, JPPC and Surpetroil). These effects were partially offset by (i) a 102% increase in payments to suppliers and third parties to $453 million in the six months ended June 30, 2014 as compared to $223 million in the six months ended June 30, 2013 as a result of IC Power’s increased production of energy, and (ii) a 79% increase in payments to employees in the six months ended June 30, 2014 as compared to $19 million in the six months ended June 30, 2013 primarily as a result of IC Power’s payment of deferred compensation during the first quarter of 2014.

IC Power’s Cash Flows Used in Investing Activities

Cash outflows used in IC Power’s investing activities increased by 248% to approximately $278 million for the six months ended June 30, 2014, compared to approximately $80 million for the six months ended June 30, 2013. This increase was primarily driven by IC Power’s acquisition of property, plant and equipment in an aggregate amount of approximately $204 million, as follows:

•	$92 million in connection with IC Power’s continued construction of the CDA Project;

•	$47 million in connection with IC Power’s continued construction of the Samay I Project; and

•	$35 million in connection with IC Power’s acquisitions of AEI Nicaragua, JPPC and Surpetroil, net of cash received.

IC Power’s Cash Flows Used in Financing Activities

Net cash inflows used in IC Power’s financing activities increased 144% to $88 million for the six months ended June 30, 2014, compared to approximately $36 million for the six months ended June 30, 2013.

Net cash inflows in the six months ended June 30, 2014 included proceeds from the following borrowing arrangements: $117 million under CDA’s credit facility, $25 million from the issuance of the CEPP bonds, $21 million from the issuance of the COBEE bonds, and net proceeds of $18 million received from various short-term loans. Net cash flow in the six months ended June 30, 2014 also included $17 million from the investment of Energía del Pacífico in CDA. In addition, IC Power made payments of approximately $300 million to IC, consisting of repayments of the aggregate principal amount of debt owed to IC under various debt instruments between it and IC Power, and a dividend distribution. Net cash inflows in the six months ended June 30, 2013 included $7 million paid from various short-term loans and $24 million received from the investment of Energía del Pacífico in CDA.

Net cash flows from financing activities in the six months ended June 30, 2014 and 2013 included cash outflows for debt service.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

IC Power’s cash and cash equivalents increased 181% to $517 million for the year ended December 31, 2013, compared to $184 million in cash and cash equivalents for the year ended December 31, 2012. The following table sets forth IC Power’s cash flows from its operating, investing and financing activities for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012
	(in millions of USD)
Cash flows provided by operating activities	$264	$114
Cash flows used in investing activities	(254)	(291)
Cash flows provided by financing activities	324	137
Net change in cash in period	334	(40)
Cash – opening balance	184	221
Effect of exchange rate on the cash	(1)	3
Cash – closing balance	517	184

IC Power’s Cash Flows Provided by Operating Activities

Cash flows provided by IC Power’s operating activities are IC Power’s primary source of liquidity and increased 131% to approximately $264 million for the year ended December 31, 2013, compared to approximately $114 million for the year ended December 31, 2012. This increase was primarily driven by: (i) a 47% increase in collections from customers to $811 million in 2013 as compared to $552 million in 2012, principally as a result of IC Power’s increased sales of capacity and energy under its PPAs due to the full year of operations of its Kallpa combined cycle in 2013 and as a result of the commencement of OPC’s operations and (ii) an 82% increase in dividends received from associates to $31 million in 2013 as compared to $17 million in 2012, primarily due to Edegel’s operating performance, which resulted in an $11 million increase in dividends paid from Edegel as compared to $15 million 2012 to $26 million in 2013. These effects were partially offset by a 30% increase in payments to suppliers and third parties to $527 million in 2013 as compared to $404 million in 2012 as a result of IC Power’s increased production of energy.

IC Power’s Cash Flows Used in Investing Activities

Cash outflows used in IC Power’s investing activities decreased by 13% to approximately $254 million for the year ended December 31, 2013, compared to approximately $291 million for the year ended December 31, 2012.

During 2013, investing activities for which IC Power used cash primarily consisted of acquisitions of property, plant and equipment of $288 million, of which $196 million was used in connection with the construction of the CDA project, $56 million was used to complete the construction of OPC’s combined cycle, and $28 million was used to complete the acquisition of Colmito. The effects of these capital expenditures were partially offset by the maturity of $74 million in time deposits.

During 2012, investing activities for which IC Power used cash primarily consisted of acquisitions of property, plant and equipment of $357 million, of which $180 million was used in connection with the construction of the CDA project, $121 million was used in connection with the construction of OPC’s combined cycle project, and $46 million was used in the conversion of Kallpa’s plant to combined-cycle operations. The effects of these capital expenditures were partially offset by the maturity of $93 million time deposits.

IC Power’s Cash Flows Provided by Financing Activities

Net cash inflows provided by IC Power’s financing activities increased 136% to $324 million for the year ended December 31, 2013, compared to approximately $137 million for the year ended December 31, 2012.

Net cash inflows in 2013 included proceeds from the following borrowing arrangements: $143 million under CDA’s credit facility, $163 million from the issuance of the Inkia bonds, $125 million from Inkia’s Credit Suisse facility and $17 million borrowed under OPC’s credit facility. Net cash flow in 2013 also included $28 million from the investment of Energía del Pacífico in CDA. Net cash inflows in 2012 included proceeds from the following borrowing arrangements: $135 million under OPC’s credit facility, $53 million under Kallpa’s syndicated loan, and $13 million from the issuance of bonds by COBEE. Net cash flows in 2012 also included $48 million from the investment of Energía del Pacífico in CDA. Net cash flows from financing activities in 2013 and 2012 included cash outflows for debt service.

IC Power’s Material Indebtedness

As of June 30, 2014, IC Power’s total outstanding consolidated indebtedness, excluding debt owed to its shareholders and related parties, was $2,169 million, consisting of $276 million of short-term indebtedness, including the current portion of long-term indebtedness, and $1,893 million of long-term indebtedness. IC Power had no outstanding loans or notes owed to its shareholder as of June 30, 2014.

The following table sets forth selected information regarding IC Power’s principal outstanding short-term and long-term debt, as of June 30, 2014:

	Outstanding Amount as of June 30, 2014		Interest Rate	Final maturity
	(in millions of USD)
Inkia:
Inkia notes	447.2		8.375%	April 2021
Credit Suisse facility[1]	123.6		LIBOR + 4.00%	December 2014
OPC:
Lenders consortium[2]	461.3	[3]	4.85% -5.36%	July 2030
Cerro del Águila:
Tranche A	129.8		LIBOR + 4.25%	August 2024
Tranche B	69.9		LIBOR + 4.25%	August 2024
Tranche 1D	16.0		LIBOR + 4.25%	August 2024
Tranche 2D	8.6		LIBOR + 2.75%	August 2024
Kallpa:
Kallpa I lease	15.4		LIBOR + 3.00%	March 2016
Kallpa II lease	38.3		6.55%	December 2017
Kallpa III lease	48.5		7.57%	July 2018
Las Flores lease	107.7		7.15%	October 2023
Kallpa bonds	162.7		8.50%	May 2022
Kallpa syndicated loan	79.5		LIBOR + 5.75%	October 2019
IC Power Israel:
Tranche A	43.7		4.85%-7.75%	March 2017
Tranche B	58.2		7.75%	2029
COBEE:
COBEE II bonds	13.6		9.40%	September 2015
COBEE III bonds[4]	23.7	[5]	Various	Various
COBEE IV bonds[6]	20.4		Various	Various
COBEE Loan	0.2		Various	2014
CEPP:
CEPP bonds	24.7		6.00%	January-March 2019
Central Cardones:
BCI:
Tranche 1	19.5		LIBOR + 1.90%	August 2021
Tranche 2	12.5		LIBOR + 2.75%	February 2017
Banco Itau:
Tranche 1	10.9		LIBOR + 1.90%	August 2021
Tranche 2	6.9		LIBOR + 2.75%	February 2017
Colmito:
Banco Bice	22.0		7.9%	December 2028
JPPC:
Royal Bank of Canada	8.1		6.5%	March 2017
Burmeister & Wain Scandinavian Contractor	1.4		3.6%	August 2018
AEI Nicaragua:
Amayo I	58.0		Various	October 2022
Amayo II	41.9		Various	November 2025
Tipitapa Power	6.8		8.35%	November 2018
Corinto	13.7		8.35%	December 2018
Surpetroil:
Banco Corpbanca Colombia	0.3		3.9%	November 2015
Surpetroil leases	2.0		Various	2014-2017
Debt Owed to Minority Shareholder			—
Dalkia Israel Ltd. Loan	20.6		—	2016-2019
Short Term Loans from Banks	51.5		Various	2014
Total	2,169.1

1.	In connection with the consummation of the sale of Edegel, IC Power repaid the aggregate principal amount of debt outstanding under this facility in August 2014.
2.	The consortium includes Bank Leumi and institutional entities from the following groups: Clal Insurance Company Ltd.; Amitim Senior Pension Funds; Phoenix Insurance Company Ltd.; and Harel Insurance Company Ltd.

3.	Represent NIS 1,586 million converted into U.S. Dollars at the exchange rate for Israeli Shekels into U.S. Dollars of NIS 3,438 to $1.00. All Debt has been issued in Israeli currency (NIS) linked to CPI.
4.	Represents $3.5 million of 6.50% notes due 2017, $5.0 million of 6.75% notes due 2017, Bs.44.2 million ($6.3 million) of 9.00% notes due 2020, and Bs.42.9 million ($6.2 million) of 7.00% notes due 2022.
5.	Includes Bs.44.2 million ($6.3 million), the aggregate principal amount outstanding of COBEE’s 9.00% notes due 2020 as of June 30, 2014, and Bs.42.9 million ($6.2 million), the aggregate principal amount outstanding of COBEE’s 7.00% notes due 2022, in each case converted into U.S. Dollars at the exchange rate for Bolivianos into U.S. Dollars of Bs.6.96 to $1.00 as reported by the Bolivian Central Bank on June 30, 2014, 2013. Excludes premium of $2.7 million.
6.	Represents $4.0 million of 6.0% notes due 2018, $4.0 million of 7.0% notes due 2020, and $12.1 million of 7.8% notes due 2024.

Some of the debt instruments to which IC Power’s operating companies are party require that Inkia, Kallpa, COBEE and CEPP comply with financial covenants, semi-annually or quarterly. Under each of these debt instruments, the creditor has the right to accelerate the debt if, at the end of any applicable period the applicable entity is not in compliance with the defined financial covenants ratios.

The instruments governing a substantial portion of the indebtedness of IC Power’s operating companies contain clauses that would prohibit these companies from paying dividends or making other distributions in the event that the relevant entity was in default on its obligations under the relevant instrument.

As of June 30, 2014, substantially all of the assets of Kallpa, other than the Kallpa I, Kallpa II, Kallpa III and Las Flores turbines, which are leased to Inkia, are mortgaged or pledged as security for the financing agreements to which Kallpa is a party.

IC Power has entered into hedging arrangements with respect to a portion of its long term debt, swapping variable interest for fixed rate interest.

Inkia Bonds

In April 2011, Inkia issued and sold $300 million aggregate principal amount of its 8.375% Senior Notes due 2021, which are listed on the Global Exchange Market of the Irish Stock Exchange. Interest on these notes is payable semi-annually in arrears in April and October of each year and these notes mature in April 2021. Inkia used the net proceeds of the sale of these notes to finance a portion of its equity contributions to CDA, to repurchase all of its secured indebtedness, and for working capital and general corporate purposes.

In September 2013, Inkia issued and sold $150 million aggregate principal amount of its 8.375% Senior Notes due 2021. Interest on these notes is payable semi-annually in arrears in April and October of each year and these notes mature in April 2021. Inkia used the net proceeds of the sale of these notes to funds its development pipeline of power projects, both through greenfield projects and acquisitions, and for working capital and general corporate purposes.

The consummation of the spin-off will constitute a change of control under Inkia’s bonds, which, subject to additional conditions, may have required Inkia to offer to repurchase all of the outstanding bonds ($450 million principal amount), at a purchase price of 101% of the principal amount, plus accrued interest. However, in September 2014, Inkia received a waiver from its bondholders, which waived, among other things, the “change of control” implications resulting from IC’s transfer of its indirect interest in Inkia to us. In addition, IC Power’s sale of its indirect interest in Edegel constituted an “asset sale” under the indenture, requiring that the net proceeds from Inkia’s sale of its interest in Edegel be used, within 365 days of the sale, to acquire assets useful in Inkia’s business, make acquisitions or make capital expenditures, or repay senior debt. If the proceeds were not so applied within such period, Inkia would have been required to offer to repurchase its bonds at 100% of their principal amount, plus accrued interest. However, in September 2014, Inkia amended its indenture, such that Inkia is required to apply the net proceeds received from the sale of its indirect interest in Edegel within 30 months of Inkia’s receipt of such net proceeds.

Credit Suisse Facility

On December 20, 2013, Inkia, together with certain of its subsidiaries, executed a one-year secured credit agreement with Credit Suisse AG in an aggregate principal amount of $125 million. The loan under this facility bears interest on a quarterly basis at LIBOR plus a margin of 4% per annum and is secured with the shares of certain of IC Power’s subsidiaries: Latin America Holding I, Ltd., Latin America Holding II, Ltd. and Southern Cone Power Ltd. As of December 31, 2013, the outstanding balance under this facility was $125 million ($122 million net of transaction costs). In August 2014, in connection with IC Power’s recent sale of its indirect equity interest in Edegel, IC Power repaid $126 million to Credit Suisse, representing the aggregate principal amount of debt outstanding under this facility, plus accrued interest.

OPC Financing Agreement

In January 2011, OPC entered into a financing agreement with a consortium of lenders led by Bank Leumi L’Israel Ltd. for the financing of its power plant project. As part of the financing agreement, the lenders committed to provide OPC a long-term credit facility (including a facility for variances in the construction costs), a working capital facility, and a facility for financing the debt service, in the overall amount of approximately NIS 1,800 million (approximately $458 million). As part of the financing agreement, certain restrictions were provided with respect to distributions of dividends and repayments of shareholders’ loans, commencing from the third year after the completion of OPC’s power plant. The loans are CPI linked and is repaid on a quarterly basis beginning in the fourth quarter of 2013 until 2030.

In exchange for IC Power’s provision of a guarantee to the lending consortium, IC has been released from its obligations under its guarantee to the lending consortium. IC Power has also made cash collateral available for the benefit of the lending consortium.
CDA Project Finance Facility

In August 2012, CDA, as borrower, Sumitomo Mitsui Banking Corporation, as administrative agent, Sumitomo Mitsui Banking Corporation, as SACE agent, the Bank of Nova Scotia, as Offshore Collateral Agent, Scotiabank Peru, S.A.A., as onshore collateral agent, and certain financial institutions, as lenders, entered into a senior secured syndicated credit facility for an aggregate principal amount not to exceed $591 million to finance the construction of CDA’s project. Loans under this facility will be disbursed in three tranches.

Tranche A loans under this facility, in an aggregate principal amount of up to $342 million, will initially bear interest at the rate of LIBOR plus 4.25% per annum, increasing over time beginning on the date after the interest payment date occurring after August 17, 2017 to LIBOR plus 5.50% per annum from the date after the interest payment date occurring after August 17, 2023 through maturity. Principal of the Tranche A loans will be payable in 33 quarterly installments commencing on the first quarterly payment date occurring after the project acceptance by CDA. Tranche A loans will be guaranteed by Corporación Financiera de Desarollo S.A., or COFIDE.

Tranche B loans under this facility, in an aggregate principal amount of up to $184 million, will initially bear interest at the rate of LIBOR plus 4.25% per annum, increasing over time beginning on the date after the interest payment date occurring after August 17, 2017 to LIBOR plus 6.25% per annum from the date after the interest payment date occurring after August 17, 2023 through maturity. Principal of the Tranche B loans will be payable on August 17, 2024. Tranche B loans will be will be guaranteed by COFIDE.

Tranche D loans under this facility, in an aggregate principal amount of up to $65 million, will initially bear interest at the rate of LIBOR plus 2.75% per annum, increasing over time beginning on the date after the interest payment date occurring after August 17, 2017 to LIBOR plus 3.60% per annum from the date after the interest payment date occurring after August 17, 2023 through maturity. Principal of the Tranche D loans will be payable in 45 quarterly installments commencing on the first quarterly payment date occurring after the project acceptance by CDA. Tranche D loans will be secured by a credit insurance policy provided by SACE S.p.A. – Servizi Assicurativi del Commercio Estero, or SACE.

All loans under this facility will be secured by:

•	pledges of CDA’s movable assets and offshore and onshore collateral accounts;

•	a pledge of 100% of the equity interests in CDA;

•	mortgages of the CDA plant and CDA’s generation and transmission concessions;

•	a collateral assignment of insurances and reinsurances in respect of the CDA project; and

•	a conditional assignment of CDA’s rights under certain contracts, including the CDA EPC Contract and CDA’s power purchase agreements.

The consummation of the spin-off may have constituted a change of control under CDA’s project finance facility. However, in October 2014, the syndicate of lenders consented to the spin-off and, in connection therewith, CDA amended the credit facility to delete all references to, and obligations of, IC and to replace such references to, and obligations of, IC with references to, and obligations of, IC Power. Additionally, the syndicate of lenders also approved the replacement of IC’s guarantee under the credit facility with a guarantee from IC Power, such that IC was released from its obligations and all obligations thereunder were assumed by IC Power.

Kallpa Leases

In March 2006, Kallpa entered into capital lease agreements with Citibank del Peru S.A., Citileasing S.A. and Banco de Crédito del Peru under which the lessors provided financing for the construction of the Kallpa I facility in an aggregate amount of $56 million. Under these lease agreements, Kallpa will make monthly payments to the lessors through the expiration of these leases in March 2016. Upon expiration of these leases, Kallpa has an option to purchase the property related to Kallpa I for a nominal cost. These leases are secured by substantially all of the assets of Kallpa, including Kallpa’s revenues under its PPAs.

In December 2007, Kallpa entered into a capital lease agreement with Banco de Crédito del Peru under which the lessor provided $82 million for the construction of the Kallpa II turbine. Under this lease agreement, Kallpa will make aggregate monthly payments to the lessors through the expiration of this lease in December 2017. Upon expiration of this lease, Kallpa has an option to purchase the property related to Kallpa II for a nominal cost. This lease is secured by substantially all of the assets of Kallpa, including Kallpa’s revenues under its PPAs.

In October 2008, Kallpa entered into a capital lease agreement with Scotiabank Peru under which the lessor provided financing for the construction of the Kallpa III turbine in an aggregate amount of $88 million. Under this lease agreement, Kallpa will make monthly payments to the lessors through the expiration of this lease in July 2018. Upon expiration of this lease, Kallpa has an option to purchase the property related to Kallpa III for a nominal cost. This lease is secured by substantially all of the assets of Kallpa, including Kallpa’s revenues under its PPAs.

In April 2014, Kallpa entered into a capital lease agreement with Banco de Credito del Peru under which the lessor provided financing for the acquisition of Las Flores from Duke Energy in an aggregate amount of approximately $107 million. Under this lease agreement, Kallpa will make quarterly payments to the lessors through the expiration of this lease in October 2023.

Kallpa Bonds

In November 2009, Kallpa issued $172 million aggregate principal amount of its 8.50% Bonds due 2022. Holders of these bonds are required to make subscription payments under a defined payment schedule during the 21 months following the date of issue. Kallpa received proceeds of these bonds in the aggregate amount of $19 million, $36 million and $117 million in 2009, 2010 and 2011, respectively. The proceeds of these bonds were used for capital expenditures related to Kallpa’s conversion of its open-cycle turbines to a combined-cycle plant. Interest on these bonds is payable quarterly. Principal amortization payments under these bonds in amounts varying between 0.25% and 5.00% of the outstanding principal amount of these bonds commenced in May 2013 and will continue until maturity in May 2022. These bonds are secured by Kallpa’s combined-cycle plant and substantially all of Kallpa’s other assets, including Kallpa’s revenues under its PPAs.

Kallpa Syndicated Loan

In November 2009, Kallpa entered into a secured credit agreement with The Bank of Nova Scotia and Banco de Crédito del Peru in the aggregate amount of $105 million to finance capital expenditures related to Kallpa’s combined-cycle plant. The loans under this credit agreement are secured by Kallpa’s combined-cycle plant and substantially all of Kallpa’s other assets, including Kallpa’s revenues under its PPAs. The loans under this credit agreement bear interest payable monthly in arrears at a rate of LIBOR plus a margin of 5.50% per annum through November 2012, 5.75% per annum from November 2012 through November 2015 and 6.00% from November 2015 through maturity in October 2019. Scheduled amortizations of principal are payable monthly commencing in February 2013 through maturity in October 2019.

COBEE Bonds

In October 2008, COBEE issued and sold $20 million aggregate principal amount of its 9.40% Notes due 2015. COBEE used the proceeds of this offering to refinance existing debt and for capital expenditures. Interest on these bonds is payable semi-annually. Principal on these notes is payable in three equal annual installments commencing in September 2013.

In February 2010, COBEE approved a bond program under which COBEE is permitted to offer bonds in aggregate principal amount of up to $40 million in multiple series. In March 2010, COBEE issued and sold three series of notes in the aggregate principal amount of $14 million. The aggregate gross proceeds of these notes, which were issued at a premium, were $17 million. COBEE will amortize the premium of these notes over the respective terms of these notes, reducing the interest expense related to these notes. The Series A Notes, in the aggregate principal amount of $4 million pay interest semi-annually at the rate of 5.00% per annum through maturity in February 2014. Principal on these notes is payable at maturity. The Series B Notes, in the aggregate principal amount of $4 million, pay interest semi-annually at the rate of 6.50% per annum through maturity in February 2017. Principal on these notes will be paid in two equal annual installments commencing in February 2016. The Series C Notes, in the principal amount of Bs.44.2 million ($6 million), pay interest semi-annually at the rate of 9.00% per annum through maturity in January 2020. Principal on these notes will be paid in four equal annual installments commencing in February 2017.

In April 2012, COBEE issued and sold two additional series of notes in the aggregate principal amount of $11 million. The aggregate gross proceeds of these notes, which were issued at a premium, were $13 million. IC Power will amortize the premium of these notes over the respective terms of these notes, reducing the interest expense related to these notes. The first series of these notes, in the aggregate principal amount of $5 million pays interest semi-annually at the rate of 6.75% per annum through maturity in April 2017. Principal on these notes is payable at maturity. The second series of these notes, in the aggregate principal amount of Bs.43 million ($6 million), pays interest semi-annually at the rate of 7% per annum through maturity in February 2022.

In May 2013, COBEE approved a bond program under which COBEE is permitted to offer bonds in aggregate principal amount of up to $60 million in multiple series. In February 2014, COBEE issued and sold three series of notes in the aggregate principal amount of $19 million. The aggregate gross proceeds of these notes, which were issued at a premium, were $20 million. The Series A Notes, in the aggregate principal amount of $4 million pay interest semi-annually at the rate of 6.0% per annum through maturity in January 2018. The Series B Notes, in the aggregate principal amount of $4 million pay interest semi-annually at the rate of 7.0% per annum through maturity in January 2020. The Series C Notes, in the aggregate principal amount of $12.1 million pay interest semi-annually at the rate of 7.8% per annum through maturity in January 2024.

CEPP Bonds

In December 2010, CEPP approved a program bond offering under which CEPP is permitted to offer bonds in aggregate principal amount of up to $25 million in multiple series. In 2011 and 2010, CEPP issued and sold $20 million and $5 million of its 7.75% Bonds due 2013. CEPP used the proceeds of this offering to finance its continuing operations and repay intercompany debt. Interest on these bonds is payable monthly and principal of these bonds is due at maturity in May 2014. During the first quarter of 2014, CEPP issued and sold $25 million of its 6.00% Bonds due in December 2018. Part of these funds were used to prepay $20 million of its 7.75% Bonds outstanding due in May 2014.

Central Cardones

In connection with IC Power’s acquisition of Central Cardones in December 2011, IC Power consolidated the amounts outstanding under Central Cardones’ credit agreement entered with Banco de Crédito e Inversiones and Banco Itaú Chile. The loans under this credit agreement were issued in two tranches of $37 million and $21 million, respectively. Loans under the first tranche bear interest at the rate of LIBOR plus 1.9% per annum, and the principal of this tranche is payable in 20 semi-annual installments through maturity in August 2021. Loans under the second tranche bear interest at the rate of LIBOR plus 2.75% per annum, interest is payable semi-annually, and the loan matures in February 2017.

Colmito

In January 2014, Colmito entered into a 13,579 million Chilean pesos (approximately $22 million) 14-year credit agreement with Banco Bice. The loan under this facility bears interest at a rate of 7.9% Chilean pesos per annum and is paid semi-annually through maturity in December 2028. In February 2014, Colmito entered into a cross-currency swap closing at a fixed interest rate of 6.025% in U.S. Dollars.

JPPC

In September 2012, JPPC entered into a 5-year $20.5 million syndicated loan agreement with RBC Royal Bank (Trinidad and Tobago) Limited, RBC Royal Bank (Jamaica) Limited and RBC Merchant Bank (Caribbean) Limited. The loan under this facility bears interest at a rate of LIBOR + 5.5% per annum and is payable in quarterly installments. JPPC entered into an interest rate swap contract to fix its interest at a rate of 6.46% per annum.

AEI Nicaragua

In October 2007, Amayo I entered into a 15-year $71.25 million loan agreement with Banco Centroamericano de Integracion Economica, or CABEI. The term loan is secured by a first degree mortgage over all of the improvements executed on Amayo I’s project site, cessation of all of the project contracts, and the creation and maintenance of a reserve account for $2.4 million, to be controlled by CABEI. The loans under this facility bear interest at a rate of 8.45% or LIBOR + 4.00% per annum and are payable in quarterly installments.

In November 2010, Amayo II entered into a 15-year $45 million syndicated loan agreement with Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V. and CABEI. The syndicated loan is secured by a first and second lien mortgage agreement, a first and second lien industrial pledge agreement, and a first and second lien contract pledge agreement. The loans under this facility bears interest at a rate of 10.76%, 8.53%, or LIBOR + 5.75% per annum and are payable in quarterly installments.

In November 2013, Tipitapa Power entered into a 5-year $7.2 million loan agreement with Banco de America Central, or BAC. The term loan is secured by a commercial lien, industrial lien and a mortgage on the barge Margarita II. The loan under this facility bears interest at a rate of 8.35% and is payable in quarterly installments.

In December 2013, Corinto entered into a 5-year $14.5 million loan agreement with BAC. The term loan is secured by a commercial lien and a mortgage on the property. The loan under this facility bears interest at a rate of 8.35% and is payable in quarterly installments.

Short-Term Loans

IC Power’s consolidated short term debt was $152 million as of June 30, 2014, excluding amounts owed under the $125 million Credit Suisse facility.

CEPP and COBEE have entered into lines of credit with financial institutions in the Dominican Republic and Bolivia, respectively, under which they are permitted to borrow up to $25 million and $8 million, respectively, until 2014. Each of CEPP and COBEE use these lines of credit to finance their operating activities.

ZIM’s Liquidity and Capital Resources

ZIM’s Restructuring Plan

As of June 30, 2014 and December 31, 2013, ZIM was not in compliance with the financial covenants relating to most of its outstanding long-term debt obligations and liabilities. As a result of, among other things, the “going concern” reference in ZIM’s third quarter 2013 and subsequent financial statements up to, and including, March 31, 2014, most of ZIM’s loans were in default and the lenders of such loans had the right to demand their immediate repayment. ZIM’s ship owners also had the right to demand that ZIM pay the original contractual charter rates owed to them rather than the reduced charter rates and to also demand the immediate repayment of any accrued deferred charter hire (except with respect to those charter hires reduced in connection with ZIM’s 2009 financial restructuring). Additionally, ZIM did not repay its vessel lender loans due during the period beginning January 1, 2014, which constituted a default under the applicable arrangements. On July 16, 2014, ZIM completed its financial restructuring, reducing ZIM’s outstanding indebtedness and liabilities (face value, including future off-balance sheet commitments in respect of operational leases and with respect to those parties participating in the restructuring) from approximately $3.4 billion to a remaining balance of approximately $2 billion. As a result, ZIM is not in default under any of its loans or outstanding liabilities and the lenders under ZIM’s loans no longer have the right to demand ZIM’s immediate repayment of such indebtedness.

Additionally, as of September 30, 2014, ZIM was in compliance with its minimum liquidity covenant of $125 million. As part of ZIM’s restructuring, IC invested $200 million into ZIM’s capital structure and ICs’ ownership of ZIM (which will be contributed to Kenon) was reduced to 32% of ZIM’s outstanding shares.

In connection with the completion of its restructuring, the previous financial covenants applicable to ZIM (with which ZIM was not in compliance as of December 31, 2013) were annulled and new financial covenants were agreed upon as follows:

•	Minimum Liquidity – ZIM is required to maintain a monthly minimum liquidity (including amounts held in its reserve account that are available for general corporate purposes) in an amount of at least $125 million. ZIM’s minimum liquidity will be tested on the last business day of each calendar month. As of September 30, 2014, ZIM was in compliance with this covenant;

•	Fixed Charge Coverage Ratio – ZIM is required to maintain a certain Fixed Charge Cover ratio, which is defined as Consolidated EBITDAL to Fixed Charges. “Consolidated EBITDAL” is defined as Consolidated EBITDA (ZIM’s Consolidated EBITDA, after certain adjustments as specifically set forth in its facility agreements), after adding back charter hire lease costs. “Fixed Charges” includes, primarily, cash interest, scheduled repayments of indebtedness and charter hire lease costs. The minimum allowable ratio will increase gradually from 1.02 : 1.0 on December 31, 2015 to 1.07 : 1.0 on December 31, 2018 (in each case, based upon the last 12 month period). ZIM’s fixed charge coverage ratio will be tested quarterly, beginning on December 31, 2015; and

•	Total Leverage Ratio – ZIM is required to maintain a certain Total Leverage ratio, which is defined as Total Debt to Consolidated EBITDA. The maximum allowable ratio will decrease gradually from 8.8 :1.0 on June 30, 2015 to 4.9 : 1.0 on December 31, 2018 (in each case, based upon the last 12 month period). ZIM’s total leverage ratio will be tested quarterly, beginning on June 30, 2015.

The restructuring plan effected the treatment of different classes of creditors and shareholders of ZIM, as set forth below.

Partially Secured Obligations

On June 30, 2014, ZIM had an estimated $1,828 million of partially secured obligations consisting of vessel-related debt, bonds, other partially secured obligations, and a shipyard loan. The term sheet, and the discussions following its formulation, categorized $902 million of this amount as “secured debt.” This “secured debt” is reflected in a new credit agreement in an amount equal to the debt classified as secured debt, as such amount is reduced in accordance with vessel purchases as described below. The original security underlying these obligations secures the new credit facility on a first-lien basis. The new credit facility bears interest at an annual rate of LIBOR + 2.8% and shall be repaid on the earlier of: (i) seven years from the effective date of the restructuring or (ii) the contractual date of repayment of the original loan with respect to each secured creditor, plus approximately sixteen and a half months.

A portion of ZIM’s $1,828 million partially secured obligations was secured by vessels whose purchases were financed by certain creditors. Certain creditors chose the option to purchase the vessels secured in their favor, in lieu of holding a stake in ZIM’s new “secured debt.” Such purchases reduced the amount of “secured debt” to $274 million.

Other than with respect to the shipyard’s loan, such creditors’ deficiency claims entitled them to their portion in an unsecured Series C Debt as set forth below, and to their portion of ZIM’s shares. With respect to the shipyard’s loan, the outstanding amount, which was supposed to entitle the creditor to a portion in the allocation of ZIM’s shares, instead entitled the creditor to an unsecured loan of approximately $65 million. The loan bears interest at an annual rate of 2%. In the first nine years of the loan period, 1.75% of the interest rate shall accrue as a PIK interest and, after the first nine years until the end of the 12th year, subject to the full settlement of the “secured debt,” “Series C debt” and “Series D debt”, interest shall be payable in cash.

Long-Term Vessel Charter Agreements

The charter hire rates of ship owners party to the restructuring were reduced pursuant to a minimum tariff mechanism. The minimum tariff will be updated annually. With the exception of charter rates payable to Zodiac Maritime Agencies Ltd., or Zodiac, a related party, charter rates payable to the related parties will be $1,000 per day lower than the rates applicable in respect of the same vessel size and type. The future reduction in charter hire, discounted by 8%, and the charter hire reductions from 2009 until the effective date of the restructuring of ZIM’s debt constituted a “deficiency claim”, which entitling third party ship owners (including Zodiac) to their portion in Series C Debt and the Series D Debt, as set forth below and to a portion of ZIM’s shares. Related parties, with the exception of Zodiac, waived their rights with respect to their “deficiency claim” as described below. For further information on ZIM’s charter agreements with its related parties, see “Item 7B. Related Party Transactions – ZIM – ZIM’s Vessels and Operating Leases; ZIM’s Restructuring Plan.”

Series C Debt and Series D Debt

As described above, with the exception of related parties other than Zodiac, holders of a “deficiency claim,” received either Series C Debt or Series D Debt or both. The aggregate outstanding amount of ZIM’s Series C Debt and Series D Debt that was issued was approximately $486 million. Both the Series C Debt and the Series D Debt bear interest at an annual rate of 3%, while the Series D Debt is entitled to additional interest at a rate of 2% per year, such interest to be capitalized as payments-in-kind. The repayment of the Series C Debt shall occur on June 20, 2023 and the repayment of the Series D Debt shall occur on June 21, 2023. A mechanism for mandatory prepayments using excess cash flow was provided for each of the Series C Debt and Series D Debt. The Series C Debt shall have priority in repayments or early repayments resulting from excess cash flow over the Series D Debt. Each of the Series C Debt and the Series D Debt has priority over the “secured debt” with respect to early prepayment.

Holders of the “deficiency claim” are also entitled to receive ZIM’s shares equal to 68% of ZIM’s issued share capital. To the best of ZIM’s knowledge, with the exception of Zodiac (which is a related party and a holder of approximately 1.7% of ZIM’s shares), no holder of a “deficiency claim” is an affiliate of IC.

Parent Company Obligations

In connection with ZIM’s restructuring, IC (i) made a capital contribution of $200 million to ZIM; (ii) waived approximately $231 million debt owed to it ($225 million in loans and $6 million in other liabilities), and approximately NIS 45 million (approximately $12 million) in connection with contingent liabilities; and (iii) undertook to provide a credit facility in the amount of $50 million to ZIM for the two-year period immediately following the formal restructuring of ZIM’s debt, upon commercial terms, secured by customers’ receipts, and with a coverage ratio of 2:1 and, to the extent necessary, to provide support and/or backing to the entity which will provide the credit line, so as to guarantee the payment thereof. Implementation of the restructuring plan resulted in IC, and consequently Kenon, owning 32% of the restructured ZIM. This credit facility, and the obligations thereunder, will not be transferred to Kenon in connection with the consummation of the spin-off.

Forgiveness of Related Party Debt

Related parties (i) forgave approximately $52 million of debt owed to them and (ii) with the exception of Zodiac, waived their right to receive the Series C Debt and Series D Debt, and the related shares in ZIM, such parties were otherwise entitled to receive.

The following table sets forth a summary of ZIM’s outstanding indebtedness and liabilities, with respect to those parties participating in the restructuring as of June 30, 2014 on a pro forma basis, to give effect to ZIM’s restructuring plan:

	Pre-Restructuring			Post-Restructuring
Lenders Group	Outstanding debt (face value)	Future Commitments	Total Debt	Outstanding debt (face value)	Future commitments	Total Debt
	(in millions of USD)
Vessels Lenders	$1,247	$—	$1,247	$780	$174	$954
Vessels Owners	419	873	1,292	140	579	719
Bonds & Other partly secured	488	—	488	215	—	215
IC	231	13	244	—	—
Shipyard	93	—	93	93	—	93
Other related parties	58	—	58	—	—
Total	$2,536	$886	$3,422	$1,228	$753	$1,981

ZIM’s future commitments include future obligations under vessel charters.

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

ZIM’s cash and cash equivalents decreased 15% to $111 million for the six months ended June 30, 2014, compared to $131 million in cash and cash equivalents for the six months ended June 30, 2013.

ZIM’s principal sources of liquidity are cash inflows received from operating activities, generally in the form of income from voyages and related services and cash inflows received from investing activities, generally in the form of proceeds received from the sale and lease back of tangible assets (primarily containers) and the sale of investments. ZIM’s principal needs for liquidity are operating expenses and expenditures related to debt service.

The following table sets forth ZIM’s cash flows from its operating, investing and financing activities for the six months ended June 30, 2014 and 2013:

	Six Months Ended June 30,
	2014	2013
	(unaudited)	(unaudited)
	(in millions of USD)
Cash flows provided by (used in) operating activities	$41	$(23)
Cash flows provided by (used in) investing activities	(24)	76
Cash flows used in financing activities	(28)	(108)
Net change in cash in period	(11)	(55)
Cash – opening balance	123	187
Effect of exchange rate fluctuation on cash held	(1)	(1)
Cash – closing balance	111	131

ZIM’s Cash Flows Provided by (Used in) Operating Activities

Cash flows provided by ZIM’s operating activities increased 278% to $41 million in the six months ended June 30, 2014, compared to cash flows used in operating activities of $23 million in the six months ended June 30, 2013. This increase was primarily driven by a decrease in losses for the period, which resulted primarily from a $217 million decrease in ZIM’s costs of shipping and accompanying services, which was partially offset by a $153 million decrease in revenues, each as set forth above.

ZIM’s Cash Flows Provided by (Used in) Investing Activities

Cash flows used in ZIM’s investing activities increased to $24 million in the six months ended June 30, 2014, compared to cash flows provided by investing activities of $76 million in the six months ended June 30, 2013. This increase was primarily driven by a decrease of $41 million in proceeds received by ZIM from sales of its assets and a $30 million refund of pre-payments relating to the cancellation of newbuilding contracts for vessel orders.

ZIM’s Cash Flows Used in Financing Activities

Cash flows used in ZIM’s financing activities decreased 74% to $28 million in the six months ended June 30, 2014, compared to cash flows used in financing activities of $108 million in the six months ended June 30, 2013. This decrease was primarily driven by a $63 million increase in ZIM’s new long-term loans, a $23 million decline in ZIM’s repayment of borrowings and a $15 million increase in ZIM’s restructuring expenses.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

ZIM’s cash and cash equivalents decreased 35% to $123 million for the year ended December 31, 2013, compared to $190 million in cash and cash equivalents for the year ended December 31, 2012.

ZIM’s principal sources of liquidity are cash inflows received from operating activities, generally in the form of income from voyages and related services and cash inflows received from investing activities, generally in the form of proceeds received from the sale and lease back of tangible assets (primarily containers) and the sale of investments. ZIM’s principal needs for liquidity are operating expenses and expenditures related to debt service.

The following table sets forth ZIM’s cash flows from its operating, investing and financing activities for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012
	(in millions of USD)
Cash flows provided by operating activities	$13	$94
Cash flows provided by investing activities	133	39
Cash flows used in financing activities	(209)	(139)
Net change in cash in period	(63)	(6)
Cash – opening balance	188	194
Effect of exchange rate fluctuation on cash held	(2)	—
Cash – closing balance	123	188

ZIM’s Cash Flows Provided by Operating Activities

Cash flows provided by ZIM’s operating activities decreased 86% to $13 million for the year ended December 31, 2013, compared to $94 million for the year ended December 31, 2012. This decrease was primarily driven by an increase in loss for the year of $103 million, which was partially offset by a $15 million increase in dividends from associated companies.

ZIM’s Cash Flows Provided by Investing Activities

Cash flows provided by ZIM’s investing activities increased 241% to $133 million for the year ended December 31, 2013, compared to $39 million for the year ended December 31, 2012. This increase was primarily driven by an increase in proceeds from sales of assets (mainly containers) and investments (including a portion of ZIM’s interest in a logistics company and two container manufacturing companies) for an aggregate $58 million, and a $30 million refund of pre-payments relating to newbuilding contracts for vessel orders that were cancelled.

ZIM’s Cash Flows Used in Financing Activities

Cash flows used in ZIM’s financing activities increased 50% to $209 million for the year ended December 31, 2013, compared to $139 million for the year ended December 31, 2012. This increase was primarily driven by a $198 million decline in ZIM’s new long-term loans, which was partially offset by a $153 million decline in ZIM’s repayment of borrowings and deferral of principal payments related to ZIM’s outstanding indebtedness.

Qoros’ Liquidity and Capital Resources

Qoros’ cash and cash equivalents decreased 32% to RMB1,036 million (approximately $169 million) for the six months ended June 30, 2014, compared to approximately RMB1,525 million (approximately $249 million) in cash and cash equivalents for the six months ended June 30, 2013.

Qoros’ cash and cash equivalents decreased 14% to RMB858 million (approximately $140 million) for the year ended December 31, 2013, compared to approximately RMB1 billion (approximately $163 million) in cash and cash equivalents for the year ended December 31, 2012.

We have a 50% equity interest in Qoros and, as a result, we account for Qoros’ results of operations pursuant to the equity method, reflect our proportional share in Qoros’ net income (loss) in our statement of income as share in income (loss) of associates, do not reflect Qoros’ cash and cash equivalents in our consolidated statement of financial position, and do not exercise control over Qoros’ cash and cash equivalents.

Qoros’ principal sources of liquidity are cash inflows received from financing activities, primarily inflows received in connection with Qoros’ RMB3 billion (approximately $482 million) syndicated credit facility and its other short-term credit facilities, as well as inflows received in connection with the capital contributions (in the form of equity contributions or loans which may be converted into equity) of, or non-convertible shareholder loans provided by, its shareholders. As Qoros has recently commenced commercial sales, Qoros expects to continue to require significant shareholder and third-party financing, via equity contributions, shareholder loans, or entry into debt facilities, to fund its growth and operations. Additionally, the volume of sales Qoros is able to achieve will have a significant impact on Qoros’ liquidity and future success. As Qoros had not experienced a significant increase in sales volume between the first and second quarter of 2014 and had experienced delays in the expansion of its dealer network, Qoros revised its business development plan during the third quarter of 2014. As of June 30, 2014, each of Qoros’ shareholders were obligated to provide Qoros with an additional RMB25 million (approximately $4 million) capital contribution. We expect to contribute the remainder by the end of the first half of 2015. Additionally, as Qoros is an early stage company, we expect that a significant portion of the liquidity and capital resources that we will have upon the consummation of the spin-off will be used to support the development of Qoros. For example, we expect to provide RMB400 million (approximately $64 million) to Qoros, via a shareholder loan during the first quarter of 2015, subject to the release of most of IC’s back-to-back guarantees in respect of certain of Qoros’ indebtedness. Qoros requires such support, along with a similar RMB400 million (approximately $64 million) loan from Chery, to conduct its operations in the near-term. For further information on IC’s approval of an outline to provide Qoros with additional shareholder loans in exchange for the release of most of IC’s back-to-back guarantees, see “ – Recent Developments – Approval of Outline to Provide Qoros With Shareholder Loans in Exchange for the Release of Most of IC’s Back-to-Back Guarantees.”

Additionally, Qoros’ business development plan contemplates debt financing of RMB9.2 billion (approximately $1.5 billion). Qoros has secured a portion of its expected long-term debt financing needs via its RMB3 billion (approximately $482 million) secured syndicated credit facility and additional short term credit facilities. In July 2014, Qoros also entered into a syndicated loan agreement providing for loans of up to RMB1.2 billion (approximately $193 million) (secured by Quantum and Wuhu Chery’s pledge of a portion of their respective equity interest in Qoros and including dividends deriving therefrom). For further information on the terms of this credit facility, see “–Item 5A. Recent Developments – Qoros – Entry into Financing Agreement and Quantum Equity Pledge.” Additionally, Qoros had not experienced a significant increase in sales volume between the first quarter and the second quarter of 2014 and revised its business development plan during the third quarter of 2014. As a result of Qoros’ adoption of its new business development plan, Qoros’ management performed an impairment test for Qoros’ assets as of September 30, 2014. For further information on Qoros’ impairment test, including its key assumptions, see “Item 5. Operating and Financial Review and Prospects – Critical Accounting Policies and Significant Estimates – Impairment Analysis – Impairment Test of Qoros.” As Qoros continues to pursue its commercial growth strategy, it will require significant cash to further its development and we expect that a significant portion of the liquidity and capital resources that we will have upon the consummation of the spin-off will be used to support the development of Qoros. For further information on the risks related to Qoros’ liquidity, see “Item 3D. Risk Factors – Risks Related to Our Interest in Qoros – Qoros has only recently commenced commercial sales and will depend on external debt financing and guarantees or commitments from its shareholders to finance its operations.”

Material Indebtedness

Syndicated Credit Facility

On July 23, 2012, Qoros entered into a consortium financing agreement with a syndicate of banks for the ability to draw down loans, in either RMB or USD, up to an aggregate maximum principal amount of RMB3 billion (approximately $482 million). The RMB loans bear interest at the 5-year interest rate quoted by the People’s Bank of China from time to time and the USD loans bear interest at LIBOR + 4.8% per annum. Outstanding loans are repayable within ten years from July 27, 2012, the first draw down date. The first scheduled repayment date is July 27, 2015 (or 36 months after the first draw down date), with subsequent repayment dates occurring every six months after the preceding repayment date.

Qoros’ RMB/USD dual currency fixed rate credit facility is secured by Qoros’ manufacturing facility, the land use right for the premises on which such manufacturing facility is located, and its equipment, and properties, and several guarantees, including a joint, but not several, guarantee from each of Chery and Changshu Port. Loans under this facility are severally guaranteed by (i) Chery for up to 50% of amounts outstanding under this loan, or up to RMB1.5 billion (approximately $241 million), plus related interest and fees and (ii) Changshu Port also for up to 50% of amounts outstanding under this loan, or up to RMB1.5 billion (approximately $241 million), plus related interest and fees. Until recently, Chery had also provided a back-to-back guarantee of 100% of the Changshu Ports’ obligations under the Changshu Port’s guarantee of Qoros’ loans. IC provides Chery with a back-to-back guarantee of 50% of Chery’s direct guarantee of Qoros’ loans under the facility; until recently, IC had also provided Chery with a back-to-back guarantee of 50% of Chery’s obligations under Chery’s back-to-back guarantee of the Changshu Port’s guarantee. Although IC’s back-to-back guarantee will not be transferred to Kenon, Kenon has agreed to reimburse IC for any payments made in respect of IC’s back-to-back guarantee of Chery’s direct guarantee of Qoros’ loans as follows: if Qoros is in default under its RMB3 billion (approximately $482 million) syndicated credit facility, the repayment of the aggregate outstanding amount under this facility is accelerated by Qoros’ lenders, and IC makes a payment in connection with Chery’s exercise of IC’s back-to-back guarantee, then the amount of such payment will be added to the outstanding principal amount of the credit facility from IC to Kenon. For further information on IC’s approval of an outline to provide Qoros with additional shareholder loans in exchange for the release of most of IC’s back-to-back guarantees, see “ – Recent Developments – Approval of Outline to Provide Qoros With Shareholder Loans in Exchange for the Release of Most of IC’s Back-to-Back Guarantees.” For further information on the risks related to Kenon’s payment obligations in respect of certain of Qoros’ debt, see “Item 3D. Risk Factors – Risks Related to Our Diversified Strategy and Operations – Kenon will have obligations owing to IC, which could be substantial.”

Qoros’ syndicated credit facility contains financial, affirmative and negative covenants, events of default or mandatory prepayments for contractual breaches, including certain changes of control, and for material mergers and divestments, among other provisions. Although Qoros’ debt to asset ratio is currently higher, and its current ratio is lower, than the allowable ratios set forth in the terms of the syndicated credit facility, in 2014 the syndicated consortium recognized Qoros’ ongoing transition to commercial sales and operations and waived Qoros’ compliance with the financial covenants under this facility through the first half of the 2017 fiscal year.

As a result, Qoros will not be required to comply with these financial covenants until July 2017 (or later, if additional waivers are granted). The waiver also provides that, after Qoros enters into a continuous and sustained operating period, a request for adjustment of the financial covenants, as necessary, can be submitted to the syndicated loan group for its consideration. Should Qoros’ debt to asset ratio continue to exceed, or its current ratio continue to be less than, the permitted ratio in any period after June 30, 2017, and Qoros’ syndicated lenders do not waive such non-compliance or revise such covenants so as to ensure Qoros’ compliance, Qoros’ lenders could accelerate the repayment of borrowings due under Qoros’ syndicated credit facility.

For further information on the risks related to Qoros’ indebtedness, see “Item 3D. Risk Factors — Risks Related to Our Interest in Qoros — Qoros is significantly leveraged.”

As of June 30, 2014, Qoros had drawn down RMB loans of approximately RMB2.9 billion (approximately $467 million) with an interest rate of 6.55%.

Working Capital Loan Arrangement

On November 29, 2012 Qoros entered into an unsecured, unguaranteed working capital loan arrangement with a Chinese commercial bank, pursuant to which Qoros can draw down loans in RMB up to an aggregate maximum principal amount of RMB800 million (approximately $129 million) at the 1-3 year interest rate quoted by the People’s Bank of China, from time to time and adjusted annually. Outstanding loans are repayable within three years from April 24, 2013 (the first draw down date) and are divided into four installments, repayable in May 2014, November 2014, May 2015 and November 2015.

Qoros’ working capital loan arrangement contains financial, affirmative and negative covenants. Although Qoros’ debt to asset ratio is currently higher, and its current ratio is lower, than the allowable ratios set forth in the terms of the working capital loan arrangement, in 2014, the commercial bank under the loan arrangement recognized Qoros’ ongoing transition to commercial sales and operations and waived Qoros’ compliance with the financial covenants under the loan arrangement through the first half of the 2017 fiscal year. As a result, Qoros will not be required to comply with these financial covenants until July 2017 (or later, if additional waivers are granted). The waiver also provides that, after Qoros enters into a continuous and sustained operating period, a request for adjustment of the financial covenants, as necessary, can be submitted to the commercial bank for its consideration. Should Qoros’ debt to asset ratio continue to exceed, or its current ratio continue to be less than, the permitted ratio in any period after June 30, 2017, and the arrangement and the commercial bank does not waive such non-compliance or revise such covenants so as to ensure Qoros’ compliance, the commercial bank could accelerate the repayment of borrowings under Qoros’ working capital loan arrangement.

As of June 30, 2014, Qoros had drawn down loans of RMB160 million (approximately $26 million) with an interest rate of 6.15%.

Short-Term Facilities

Qoros is also party to additional secured, unguaranteed short-term facilities.

Other Businesses’ Liquidity and Capital Resources

Our “other” segment comprises holding company general and administrative expenses, the results of Primus and Petrotec, and the results of our associates. For information on Kenon’s liquidity and capital resources, see “– Kenon’s Liquidity and Capital Resources.” For information on Qoros’ liquidity and capital resources, see “– Qoros’ Liquidity and Capital Resources.”

Primus

As of June 30, 2014 and December 31, 2013, Primus had cash and cash equivalents of approximately $3.5 million and $7 million, respectively.

As a development stage company that has not yet commenced commercial operation, Primus depends upon cash inflows received from financing activities, generally in the form of equity investments previously made by IC, to conduct its operations and further its development. Primus’ principal liquidity requirements relate to investments in various construction and development projects, which will require significant additional capital. A lack, or delay, of financing could delay, or prevent completely, Primus’ research and commercial development or result in its immediate liquidation or dissolution. In October 2014, IC, through IC Green, entered into an investment agreement with Primus, pursuant to which IC Green may lend Primus up to $25 million through December 31, 2015, via a series of convertible notes bearing interest of 7% per annum. To date, one series of convertible notes (with an aggregate principal amount of $3.5 million) has been issued by Primus to IC Green under the terms of the investment agreement. There is no guarantee that Primus will be able to raise capital from third party financing sources, including from shareholders other than Kenon. Additionally, should Primus raise capital via equity issuances in the future, without Kenon’s participation in such financing, we would experience a dilution in our existing ownership interest.

Petrotec

As of June 30, 2014 and December 31, 2013, Petrotec had cash and cash equivalents of approximately 9 million Euro (approximately $11 million) and 10 million Euro (approximately $12 million), respectively.

Petrotec’s principal sources of liquidity are cash inflows received from operating activities and cash inflows received from financing activities, generally in the form of financing from commercial banks.

HelioFocus

As of June 30, 2014 and December 31, 2013, HelioFocus had cash and cash equivalents of approximately $4.3 million and $4 million, respectively.

As a development stage company that has not yet commenced commercial operation, HelioFocus depends upon cash inflows received from financing activities, generally in the form of equity investments previously made by IC and other of HelioFocus’ shareholders, to conduct its operations and further its development. HelioFocus’ principal liquidity requirements relate to investments in various construction and development projects, which will require significant additional capital. In December 2014, IC Green contributed an additional $3 million to HelioFocus’ equity capital. In December 2014, IC Green commenced a review of HelioFocus’ business plan, and, depending upon the results of this review and other considerations, Kenon may or may not make additional investments in HelioFocus. A lack, or delay, of additional financing could delay, or prevent completely, HelioFocus’ research and commercial development or result in an immediate liquidation or dissolution. In particular, HelioFocus requires additional financing to conduct its expected operations through 2015 and there is no guarantee that HelioFocus will be able to raise capital from third party financing sources, including from shareholders other than Kenon, or from Kenon, during this timeframe. Additionally, should HelioFocus raise capital via equity issuances in the future, without Kenon’s participation in such financing, we would experience a dilution in our existing ownership interest.

Material Indebtedness

As of June 30, 2014, Petrotec had 4 million Euro (approximately $5 million) of outstanding third party debt. Neither Primus nor HelioFocus have material indebtedness, other than related party indebtedness. For information on the indebtedness owed us by IC Green businesses, see “– Debt Owed to Kenon from Subsidiaries.”

Tower

The following data is derived from Tower’s U.S. GAAP financial statements. As of June 30, 2014, Tower had an aggregate amount of $192.2 million in cash and cash equivalents, as compared to $116.6 million in cash, cash equivalents and interest bearing deposits as of June 30, 2013. As of December 31, 2013, Tower had an aggregate amount of $122.9 million in cash, cash equivalents and interest bearing deposits, as compared to $133.4 million of cash, cash equivalents and interest bearing deposits as of December 31, 2012. The cash, cash equivalent and interest bearing deposit figures as of December 31, 2013 and 2012 and June 30, 2013, each include $10 million of designated deposits.

During the year ended December 31, 2013, Tower generated $75 million from operating activities excluding $33 million in interest payments and raised approximately $39 million, net, from its rights offering in 2013. These cash sources were offset by the investments Tower made in fixed assets during the year ended December 31, 2013, which aggregated to approximately $85 million, net and the repayment of debenture principal payment in the amount of $6.5 million.

Tower has a large amount of debt and other liabilities, primarily due in 2015 and 2016. As of September 30, 2014, Tower had approximately $210 million of outstanding secured bank loans to be repaid in quarterly installments between December 2014 through June 2019, of which $17 million constitutes short-term debt. In October 2014, Tower re-financed its existing bank debt, replacing a portion of its previous loans with a $111 million term loan maturing by October 2018. The repayment schedule of the $111 million term loan consists of $10 million principal payment during each of 2014 and 2015, $14 million during 2016, $56 million during 2017 and $21 million during 2018. The term loan agreement also contains a mechanism for the prepayment of principal based on excess cash flow Tower may incur.

Additionally, as of September 30, 2014, Tower had approximately $333 million of unsecured outstanding debentures to be repaid between December 2014 and December 2018, of which $48 million constitutes short-term debt, and of which $112 million are payable in December 2015 and $112 million in December 2016, unless earlier converted into Tower’s ordinary shares.

In order to finance Tower’s debt obligations and other liabilities, in addition to cash on hand and expected cash flow generation from operating activities, Tower is exploring opportunities and ventures to re-finance its debt obligations by engaging potential new lenders and existing lenders in order to exchange existing maturities to debt vehicles with longer maturities, and/or obtain funds from additional sources including debt issuance and/or other financing transactions and/or sale of assets and/or fund raising activities, as well as exploring additional financing alternatives. For further information on the risks related to Tower’s debt obligations and other liabilities, see “Item 3D. Risk Factors – Risks Related to Our Interest in Tower – Tower has a large amount of debt and other liabilities, and its business and financial position may be adversely affected if it will not be able to timely fulfill its debt obligations and other liabilities.”

Tower, as an independent specialty foundry semiconductor manufacturer, operates in the semiconductor industry which has historically been highly cyclical and subject to significant and often rapid increases and decreases in product demand. Traditionally, companies in the semiconductor industry have expanded aggressively during periods of decreased demand in order to have the capacity needed to meet expected demand in future upturns, including through acquiring additional manufacturing facilities. If actual demand does not increase or declines, or if companies in the industry expand too aggressively, the industry may experience a period in which industry-wide capacity exceeds demand. This could result in overcapacity and excess inventories, leading to rapid erosion of average sales prices, as well as to underutilization of manufacturing facilities that as a result are unable to cover their fixed costs and other liabilities, potentially leading to such facilities to cease their operations.

The prices that Tower can charge its customers for its services are significantly related to the overall worldwide supply of integrated circuits and semiconductor products. The overall supply of semiconductor products is based in part on the capacity of other companies, which is outside of Tower’s control. In periods of overcapacity, despite the fact that Tower utilizes niche technologies and manufactures specialty products, it may have to lower the prices it charges its customers for its services which may reduce its margins and weaken its financial condition and results of operations. Tower cannot give assurance that an increase in the demand for foundry services in the future will not lead to under-capacity, which could result in the loss of customers and materially adversely affect its revenues, earnings and margins. Analysts believe that such patterns may repeat in the future. The overcapacity, underutilization and downward price pressure characteristic of a downturn in the semiconductor market and/or in the global economy, as experienced several times in the past, may negatively impact consumer and customer demand for Tower’s products, the end products of Tower’s customers and the financial markets, which may affect its ability to raise funds and/or re-structure and/or re-finance our debt. This may harm Tower’s financial results, financial position and business, unless it is able to take appropriate or effective actions in a timely manner in order to serve its debt and other liabilities and cover its fixed costs.

Tower is exploring various activities and ways to promote and fund its growth plans and the ramp-up of its business, technological capabilities and manufacturing capacity and capabilities, increase its utilization rates, efficiently manage the operations of the fabs, achieve and maintain high utilization rates in all of its manufacturing facilities, and fulfill its debt obligations and other liabilities. However, there is no assurance as to the extent of such activities or when, if at all, such activities will be available to Tower. Such activities may include, among other things, mergers and acquisitions, joint ventures, debt restructuring and/or refinancing, possible financing transactions, sales of assets, intellectual property licensing, possible sale and lease-backs of real estate assets and improving cash flow from operations through operating efficiencies.

For implications on Tower’s operations if it does not generate increased levels of cash from operations and/or does not raise additional funding, see “Item 3D. Risk Factors – Risks Related to Our Other Businesses –

Risks Related to our Interest in Tower.” Additionally, the consummation of the spin-off may constitute a change of control under certain of Tower’s debt, and other, instruments and, subject to additional conditions, may result in an event of default. For further information on the risks related to the change of control provisions relating to Tower’s debt, or other, instruments, see “Risks Related to the Spin-Off – Some of our businesses may deem it necessary to secure waivers or amendments from creditors, stakeholders, regulators or other parties, in connection with the consummation of the spin-off.”

Quantitative and Qualitative Disclosures about Market Risk

For quantitative and qualitative information on our market risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

C.	Research and Development, Patents and Licenses, Etc.

Primus and HelioFocus

A considerable portion of Primus’ and HelioFocus’ activities are focused upon research and development. A minor portion of these activities have been sponsored/partially funded via research grants. For the six months ended June 30, 2014 and 2013, and 2012, the research and development expenses within our “other” segment were approximately $3 million and $7 million, respectively, as compared to $11 million, and $8 million, for the years ended December 31, 2013 and 2012, respectively.

For further information on Primus’ or HelioFocus’ research and development, patents and licenses, etc., see “Item 4B. Business Overview – Remaining Businesses – Raw Materials and Supplies” and “Item 4B. Business Overview – Remaining Businesses – Patents, Licenses, Etc.”

Qoros

As an associated company, Qoros’ research and development expenses, which are focused on the development of Qoros’ C-segment portfolio of vehicle models, are not reflected in Kenon’s consolidated financial statements. However, for the six months ended June 30, 2014 and 2013, Qoros’ research and development expenses, were RMB162 million (approximately $26 million) and RMB127 million (approximately $21 million), respectively, as compared to RMB(408) million (approximately $67 million) and RMB(343) million (approximately $56 million), for the years ended December 31, 2013 and 2012, respectively.

For further information on Qoros’ research and development, patents and licenses, etc., see “Item 4B. Business Overview – Our Businesses – Qoros – Patents, Licenses, Etc.”

D.	Trend Information

The following tables set forth certain unaudited financial information for certain of our businesses for the nine month periods ended September 30, 2014 and 2013. This information should be read in conjunction with our unaudited condensed interim carve-out financial statements, and the related notes thereto, as of June 30, 2014, and for the six months ended June 30, 2014 and 2013 and our audited combined carve-out financial statements, and the related notes thereto, as of December 31, 2013 and 2012, and January 1, 2012 and for the years ended December 31, 2013 and 2012, included elsewhere in this registration statement, Qoros’ audited financial statements as of December 31, 2013 and 2012, and January 1, 2012 and for the years ended December 31, 2013 and 2012, included elsewhere in this registration statement, and the information contained in “Item 5. Operating and Financial Review and Prospects” and “Item 3D. Risk Factors.” Additionally, the following key trends contain forward-looking statements and should be read in conjunction with “Special Note Regarding Forward-Looking Statements” and “Item 3D. Risk Factors.” We believe these trends will aid us in our objective to achieve consistent growth and profitability in each of the industries in which our businesses operate. Other than as disclosed elsewhere in this registration statement, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition. For further information on the recent developments of our businesses, see “– Recent Developments” and “Information Regarding Tower.”

IC Power

The following table sets forth certain financial information from IC Power’s unaudited statements of income for the nine month periods ended September 30, 2014 and 2013:

	Nine Months Ended September 30,
	2014	2013
	(in millions of USD)
Sales	$1,034	$612
Cost of sales	(805)	(465)

Gross income	$229	$147
Other income, net	237	2
Impairment	(35)	—
Administrative and general expenses	(49)	(30)

Operating income	$382	$119
Financing expenses, net	(83)	(45)
Financing expenses with the parent company, net	(17)	(11)
Share in income of associated companies, net	13	21
Taxes on income	(85)	(27)

Income for the period	$210	$57

Attributable to:
Non-controlling interests	$21	$11
The owners of the Corporation	189	46

	$210	$57

The following table sets forth certain financial information from IC Power’s unaudited statements of cash flows for the nine month periods ended September 30, 2014 and 2013:

	Nine Months Ended September 30,
	2014	2013
	(in millions of USD)
Cash flows provided by operating activities	$322	$203
Cash flows used in investing activities	(182)	(188)
Cash flows provided by (used in) financing activities	(261)	152

Increase (decrease) in cash and cash equivalents	$(121)	$167

Cash and cash equivalents at end of the period	$386	$349
Investments in property, plant and equipment	283	215
Total depreciation and amortization	113	52

The following table sets forth certain financial information from IC Power’s unaudited statements of financial position as at September 30, 2014 and September 30, 2013:

	As at
	September 30, 2014	September 30, 2013
	(in millions of USD)
Total financial liabilities[1]	$2,029	$1,468
Total monetary assets[2]	574	403
Total equity attributable to the owners	779	630
Total assets	$3,456	$2,798

1.	Not including trade payables, other payables and credit balances and financial instruments.
2.	Not including trade receivables, other receivables and debit balances and financial instruments.

IC Power’s EBITDA and Proportionate EBITDA for the nine months ended September 30, 2014 amounted to approximately $276 million and $265 million, respectively, compared with an EBITDA and Proportionate EBITDA of approximately $171 million and $184 million, respectively, for the nine months ended September 30, 2013. EBITDA and Proportionate EBITDA are non-IFRS measures. Set forth below is a reconciliation of IC Power’s net income to its EBITDA and Proportionate EBITDA for the periods presented:

	Nine Months Ended September 30,
	2014	2013
	(in millions of USD, unless otherwise indicated)
Income for the year	$210	$57
Depreciation and amortization	78	52
Finance expenses (net)	100	56
Income tax expense	85	27
Share in income from associates	(13)	(21)

Recognized negative goodwill(1)	(62)	—
Asset write-off	35	—
minus capital gains(2)	(157)	—

EBITDA	$276	$171
minus share in EBITDA attributable to minority interests held by third parties in IC Power subsidiaries	(59)	(36)

plus proportionate share in EBITDA from associated companies in which IC Power owns a minority interest(3)	48	49

Proportionate EBITDA	265	184

(1)	Includes $60 million of income recognized from negative goodwill and $2 million of income recognized from measurement to fair value
(2)	Includes capital gain on Acter sale net of recycling of foreign exchange
(3)	Includes $45 million of Edegel Proportionate share in EBITDA as of Sep 30, 2014 and 2013

IC Power’s Net Debt and Proportionate Net Debt for the nine months ended September 30, 2014 amounted to approximately $1,455 million and $1,199 million, respectively, compared with a Net Debt and Proportionate Net Debt of approximately $1,065 million and $940 million, respectively, for the nine months ended September 30, 2013. Net Debt and Proportionate Net Debt are non-IFRS measure. Set forth below is a reconciliation of IC Power’s total debt to its Net Debt and Proportionate Net Debt for the periods presented:

	Nine Months Ended September 30,
	2014	2013
	(in millions of USD, except as indicated)
Total debt(1)	$2,029	$1,468
Cash(2)	574	403
Net Debt	1,455	1,065
minus net Debt attributable to minority interests held by third parties in IC Power subsidiaries	(257)	(178)
plus IC Power’s proportionate share of net debt of associated companies in which it owns a minority interest	1	52
Proportionate Net Debt	$1,199	$940

(1)	Total debt comprises loans from banks and debentures from third parties and includes long term and short term debt.
(2)	Includes short-term deposits and restricted cash of $188 million and $54 million at September 30, 2014 and 2013, respectively.

ZIM

The following table sets forth certain financial information from ZIM’s unaudited statements of operations for the nine month periods ended September 30, 2014 and 2013:

	Nine Months Ended September 30,
	2014	2013
	(in millions of USD)
Revenues from shipping and accompanying services	$2,596	$2,794
Costs of shipping and accompanying services	(2,403)	(2,687)
Operating depreciation	(91)	(109)

Gross profit (loss)	$102	$(2)
Other operating income, net	(232)	74
Early retirement expenses	(23)	(24)
Administrative and general expenses	(116)	(107)

Operating loss	$(269)	$(59)
Financing income (expenses), net	44	(180)
Share in income of associated companies, net	9	7
Taxes on income	24	(16)

Loss for the period	$(192)	$(248)

Attributable to:
Holders of non-controlling interests	$5	$4
The owners of the Corporation	(197)	(252)

	$(192)	$(248)

The following table sets forth certain financial information from ZIM’s unaudited statements of cash flows for the nine month periods ended September 30, 2014 and 2013:

	Nine Months Ended September 30,
	2014	2013
	(in millions of USD)
Cash provided by (used in) operating activities	$79	$(8)
Cash provided by (used in) investing activities	(106)	128
Cash used in financing activities	145	(189)

Net increase (decrease) in cash and cash equivalents	$118	$(69)

Cash and cash equivalents at end of the period	$238	$118
Proceeds from sale of ships and equipment, other property, plant and equipment and intangible assets	37	115
Total amortization	$103	$121

The following table sets forth certain financial information from ZIM’s unaudited statements of financial position as at September 30, 2014 and September 30, 2013:

	As at
	September 30, 2014	September 30, 2013
	(in millions of USD)
Total financial liabilities[1]	$1,514	$2,487
Total monetary assets[2]	391	120
Total equity attributable to the owners	79	(297)
Total assets	2,209	2,800
Derecognition of payments on account of construction of ships[3]	—	72

1.	Not including trade payables, other payables and credit balances and financial instruments.
2.	Not including trade receivables, other receivables and debit balances and financial instruments.
3.	The balance includes a decline in value, in the amount of about $92 million as at June 30, 2013.

Qoros

Qoros has recently commenced commercial sales, having sold its first vehicle, the Qoros 3 Sedan, in December 2013, and launched commercial sales of its second model, the Qoros 3 Hatch, in late June 2014, and its third vehicle, the Qoros 3 City SUV, in mid-December 2014. As a result of the recent launch of these models and the continued development of Qoros’ remaining vehicle models, Qoros expects to experience a significant increase in costs in the future. For example, Qoros expects to incur significant marketing and financing expenses in the future in order to promote the sales and launch of the Qoros 3 Sedan, the Qoros 3 Hatch, the Qoros 3 City SUV, or any other vehicle model that Qoros launches. Qoros also expects to incur significant financing expenses if it decides to commence with the second stage construction of its production facilities.

Qoros has experienced delays in the expansion of its dealer network. Although Qoros did not experience a significant increase in sales volume between the first quarter and the second quarter of 2014, Qoros did experience an increase in sales volume between the second quarter and the third quarter of 2014. As of September 30, 2014, Qoros has sold 4,420 vehicles. Qoros is continuing to focus its efforts on the expansion of its dealer network in key areas in China. As of September 30, 2014, 52 Qoros dealerships were fully operational and 36 additional Qoros dealerships were under construction. Additionally, as of September 30, 2014, Qoros had executed 119 Memorandums of Understanding with respect to the development of additional dealerships.

In September 2014, Qoros’ board of directors reviewed a new business development plan for the next ten years, and approved a five-year business development plan, which reflected lower forecasted sales volumes and assumed the minimal level of capital expenditure necessary for such sales volumes.

Similar to other early stage car manufacturers, Qoros estimates that it will continue to accumulate operating losses and net losses every quarter, until significant sales of vehicles to agents begins, up to the point when large sale volumes are achieved.

The following table sets forth certain financial information from Qoros’ unaudited statements of profit or loss and other comprehensive income for the nine month periods ended September 30, 2014 and 2013:

	Nine Months Ended September 30,
	2014	2013
	(in thousands of RMB)
Revenue	570,479	—
Cost of sales	(615,300)	—

Gross loss	44,821	—

Other income	34,364	26,733
Research and development expenses	(170,086)	(136,204)
Selling and distribution expenses	(650,543)	—
Administrative expenses	(443,589)	(576,520)
Other expenses	(39,086)	(3,762)

Results from operating activities	(1,313,761)	(689,753)

Finance income	16,221	13,135
Finance costs	(137,055)	(4,227)

Net finance (cost)/income	(120,834)	8,908

Loss before income tax	(1,434,595)	(680,845)
Income tax expenses	(303)	—

Loss for the period	(1,434,898)	(680,845)

E.	Off-Balance Sheet Arrangements

Kenon has agreed to reimburse IC for any payments made in respect of IC’s back-to-back guarantee of Chery’s direct guarantee of certain of Qoros’ indebtedness as follows: if Qoros is in default under its RMB3 billion (approximately $482 million) syndicated credit facility, the repayment of the aggregate outstanding amount under this facility is accelerated by Qoros’ lenders, and IC makes a payment in connection with Chery’s exercise of IC’s back-to-back guarantee, then the amount of such payment will be added to the outstanding principal amount of the credit facility from IC to Kenon and become due and payable ten years after the consummation of the spin-off.

Kenon may voluntarily repay the outstanding principal amount of the credit facility at any time without premium or penalty. For further information, see “Item 5B. Liquidity and Capital Resources – Kenon’s Liquidity and Capital Resources – IC Credit Facility – Obligations in Respect of IC’s Back-to-Back Guarantees.”

Other than with respect to Kenon’s obligations, as set forth above, neither Kenon nor any of its businesses are party to off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

Kenon

The following tables set forth our contractual obligations and commercial commitments as of December 31, 2013, consolidating the contractual obligations and commercial commitments of our subsidiaries, excluding the contractual obligations and commercial commitments of our associated companies, and:

•	including ZIM’s consolidated obligations as of December 31, 2013; and

•	excluding ZIM’s consolidated obligations of December 31, 2013, as a result of the reduction in our equity interest in ZIM to 32% in connection with ZIM’s completion of its financial restructuring.

Including ZIM’s Obligations

	Payments Due by Period
	Total	Less Than One Year	One to Three Years	Three to Five Years	More than Five Years
	(in millions of USD)
Bank overdraft and short term loans	239	239	—	—	—
Credit Facility from IC relating to spin-off[1]
Trade and other payable	656	656	—	—	—
Loans from banks, debentures and others	5,442	572	659	1,417	2,794
Operating and maintenance agreements	1,401	313	505	312	271
Purchase obligations	2,273	130	275	307	1,561
Obligations under CDA EPC Contract Retirement	669	304	365	—	—
Cash payments under stock option plan	17	11	6	—	—

Total contractual obligations and commitments	10,697	2,225	1,810	2,036	4,626

1.     Does not reflect Kenon’s liabilities in respect of its agreement to increase the principal amount of Kenon’s credit facility from IC up to an aggregate RMB888 million (approximately $143 million), which includes related interest and fees, to the extent that IC is required to make payments in connection with IC’s back-to-back guarantee of Chery’s obligations in respect of Qoros’ RMB3 billion (approximately $482 million) syndicated credit facility.

Excluding ZIM’s Obligations

	Payments Due by Period
	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
		(in millions of USD)
Bank overdraft and short term loans	170	170	—	—	—
Credit facility from IC relating to spin-off[1]
Trade and other payable	174	174	—	—	—
Loans from banks, debentures and others	2,261	187	170	479	1,425
Operating and maintenance agreements	209	25	46	45	93
Purchase obligations	2,273	130	275	307	1,561
Obligations under CDA EPC Contract Retirement	669	304	365	—	—
Cash payments under stock option plan	17	11	6	—	—

Total contractual obligations and commitments	5,773	1,001	862	831	3,079

1.	Does not reflect Kenon’s liabilities in respect of its agreement to increase the principal amount of Kenon’s credit facility from IC up to an aggregate RMB888 million (approximately $143 million), which includes related interest and fees, to the extent that IC is required to make payments in connection with IC’s back-to-back guarantee of Chery’s obligations in respect of Qoros’ RMB3 billion (approximately $482 million) syndicated credit facility.

IC Power

The following table sets forth IC Power’s contractual obligations and commercial commitments (including future interest payments) as of December 31, 2013, on a consolidated basis:

	Payments Due by Period
	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
		(in millions of USD)
Credit from banks and others	161	161	—	—	—
Loans from banks and others, and debentures[1]	2,261	187	170	479	1,425
Shareholder loan	253	165	—	88	—
Trade payables	113	113	—	—	—
Other payables and credit balances	47	47	—	—	—
Purchase obligations[2]	2,273	130	275	307	1,561
Operating and maintenance agreements[3]	209	25	46	45	93
Obligations under CDA EPC Contract Requirement[4]	669	304	365	—	—
Cash payments under stock option plan[5]	17	11	6	—	—

Total contractual obligations and commitments	6,003	1,143	862	918	3,079

1.	Consists of estimated future payments of principal, interest and premium on loans from banks and others, and debentures, calculated based on interest rates and foreign exchange rates applicable as of December 31, 2013 and assuming that all amortization payments and payments at maturity on loans from banks and others, and debentures will be made on their scheduled payment dates.

2.	Consists of purchase commitments for natural gas and gas transportation pursuant to binding obligations which include all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Based upon the applicable purchase prices as of December 31, 2013.

3.	Consists of future payments to be made under services contract with Siemens based on its projections of the hours of service of Kallpa’s turbines.

4.	Consists of future payments to be made under EPC Contract, assuming that all progress and completion payments will be made on their scheduled payment dates.

5.	Consists of payments to be made to repurchase shares issued upon the exercise of outstanding options under stock option plan based on its projections regarding its EBITDA for 2014 and assuming that all holders of these options will exercise them prior to the relevant expiration date.

Additionally, IC Power is obligated to make up to $44 million of additional equity contributions to CDA in the event that CDA incurs certain cost overruns. This amount is backed up by a customary letter of credit.

ZIM

The following table sets forth ZIM’s contractual obligations and commercial commitments (including future interest payments) as of December 31, 2013, on a consolidated basis, without adjustments to give effect to ZIM’s debt restructuring:

	Total	Less than One Year	One to Three Years	Three to Five Years	More than five years
	(in millions of USD)
Long-Term debt obligations[1]	2,890	296	683	501	1,410
Capital finance (lease obligations)	547	89	162	126	170
Operating lease obligations	1,192	288	459	267	178
Bank overdraft and short-term loans	69	69	—	—	—
Trade and other payables	482	482	—	—	—
Total contractual obligations	5,180	1,224	1,304	894	1,758

1.	Long-term debt obligations and liabilities, which were classified to short-term are presented according to the contractual maturity periods which would have been required if those obligations or liabilities were not classified to short-term.

Qoros

The following table sets forth Qoros’ contractual obligations and commercial commitments as of December 31, 2013:

	Payments Due by Period
	Total	Less Than One Year	One to Two Years	Two to Five Years	More than Five Years
	(in millions of RMB)
Loans and borrowings	5,205	1,474	258	1,345	2,128
Trade and other payables	2,551	2,551	—	—	—
Finance lease liabilities	4	2	2	1	—
Total contractual obligations	7,760	4,027	260	1,346	2,128

G.	Safe Harbor

See “Special Note Regarding Forward-Looking Statements.”

ITEM 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Board of Directors

The following table sets forth information regarding our board of directors as of the date of this registration statement:

Name	Age	Function	Date Appointed	Term Expires
Kenneth Cambie	52	Chairman of the Board, Chairman of the Nominating and Corporate Governance Committee Compensation Committee Member	2014	2015
Laurence N. Charney	67	Chairman of the Audit Committee Compensation Committee Member	2014	2015
Cyril Pierre-Jean Ducau	35	Board Member	2014	2015
N. Scott Fine	57	Audit Committee Member	2014	2015
Ron Moskovitz	51	Chairman of the Compensation Committee	2014	2015
Elias Sakellis	37	Nominating and Corporate Governance Committee Member	2014	2015
Vikram Talwar	65	Audit Committee Member Nominating and Corporate Governance Committee Member	2014	2015

Our articles of association provide that, unless otherwise determined by a general meeting, the minimum number of directors is five and the maximum number is 12.

Senior Management

Name	Age	Position
Yoav Doppelt	45	Chief Executive Officer
Robert Rosen	42	General Counsel
Tzahi Goshen	39	Interim Chief Financial Officer and Controller
Barak Cohen	33	Vice President of Business Development

Biographies

Directors

Kenneth Cambie. Mr. Cambie is the Chief Financial Officer of Quantum Pacific Shipping Services PTE Ltd. From 2007 to 2013, Mr. Cambie was an Executive Director and the Chief Financial Officer of Orient Overseas Container Liner (“OOCL”). During this time, Mr. Cambie also chaired OOCL’s Finance and Share Committee and was a member of OOCL’s Executive Committee and Compliance Committee. Prior to joining OOCL, Mr. Cambie held various positions at Citibank from 1986 to 2007, including as Director, Transportation, Asia Pacific Corporate Banking in Hong Kong, where Mr. Cambie was responsible for meeting the banking and financing needs of a range of shipping, port, airline and airport companies in the Asia and Pacific regions. Prior to moving to Hong Kong in mid-2001, Mr. Cambie was the corporate banking head for Citibank, New Zealand for seven years and had also spent several years with the bank in Australia in corporate banking and leveraged finance roles. Mr. Cambie served as a market manager at Broadbank from 1985 to 1986 and as an auditor in Touche Ross from 1984 to 1985. Mr. Cambie is a member of the New Zealand Institute of Chartered Accountants and holds a Master of Commerce degree (first class honors) from Auckland University in New Zealand.

Laurence N. Charney. Mr. Charney retired from Ernst & Young LLP (“Ernst & Young”) in June 2007, where, over the course of his more than 35-year career, he served as Partner, Practice Leader and Senior Advisor. Since his retirement from Ernst & Young, Mr. Charney has served as a business strategist and financial advisor to boards, senior management and investors of early stage ventures, private businesses and small to mid-cap public corporations across the consumer products, energy, real estate, high-tech/software, media/entertainment, and non-profit sectors. His most recent affiliations have included board tenures with Pacific Drilling S.A., Marvel Entertainment, Inc., Pure BioFuels, Inc., Mrs. Fields Original Cookies and Iconix Brand Group, Inc. He was appointed to the board of TG Therapeutics, Inc. in April 2012. Mr. Charney is a graduate of Hofstra University with a Bachelor’s Degree in Business Administration (Accounting), and has also completed an Executive Master’s program at Columbia University. Mr. Charney maintains active membership with the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants.

Cyril Pierre-Jean Ducau. Mr. Ducau is the Managing Director of Quantum Pacific Ventures Limited and a member of the board of directors of each of Pacific Drilling S.A., Quantum Pacific Shipping Services Pte. Ltd., Ansonia Holdings B.V. and Jelany Corporation N.V. He was previously Head of Business Development of Quantum Pacific Advisory Limited in London from 2008 to 2012. Prior to joining Quantum Pacific Advisory Limited, Mr. Ducau was Vice President in the Investment Banking Division of Morgan Stanley & Co. International Ltd. in London and, during his tenure there from 2000 to 2008, he held various positions in the Capital Markets, Leveraged Finance and Mergers and Acquisitions teams. Prior to that, Mr. Ducau gained experience in consultancy working for Arthur D. Little in Munich and investment management with Credit Agricole UI Private Equity in Paris. Mr. Ducau graduated from ESCP Europe Business School (Paris, Oxford, Berlin) and holds a Master of Science in business administration and a Diplom Kaufmann.

N. Scott Fine. Mr. Fine has been an investment banker for over 35 years, and formerly served as the Vice Chairman and Lead Director of Central European Distribution Corporation (“CEDC”), a multi-billion dollar alcohol and beverage company domiciled in Delaware with the majority of its operations in Eastern Europe. Mr. Fine served as a director of CEDC for over a decade, during which time he co-managed its IPO and listing on NASDAQ, and led the CEDC Board’s successful efforts in 2013 to restructure the company through a pre-packaged Chapter 11 process whereby CEDC was acquired by the Russian Standard alcohol group. Mr. Fine has been involved in corporate finance for over 30 years and has considerable experience in the medical and medical device sectors, having served as an advisor for companies such as Research Medical, Derma Sciences, and Interleukin Genetics, among many others. Mr. Fine also acts as Chairman and Lead Director of CTD Holdings, Inc., a specialty biopharmaceutical manufacturing and marketing company. Mr. Fine is the sole director of Better Place, Inc., an electric car company, where he was brought in to design, oversee and manage the orderly liquidation of the Delaware holding company of the Better Place group. He is also a director of Operation Respect, an anti-bullying education non-profit organization.

Ron Moskovitz. Mr. Moskovitz is the Chief Executive Officer of Quantum Pacific (UK) LLP and the Chairman of IC and Pacific Drilling S.A., each of which are members of a group of companies associated with the same ultimate beneficiary, Idan Ofer. From July 2008 until December 2012, Mr. Moskovitz served as Chief Executive Officer of Quantum Pacific Advisory Limited. From July 2002 until November 2007, Mr. Moskovitz served as Senior Vice President and Chief Financial Officer of Amdocs Limited. From 1998 until July 2002, he served as Vice President of Finance at Amdocs. Between 1994 and 1998, Mr. Moskovitz held various senior financial positions at Tower and served on Tower’s board of directors from 2007 to September 2011. Mr. Moskovitz is a CPA in Israel and holds a BA in Accounting and Economics from Haifa University and a Master of Business Administration from Tel Aviv University.

Elias Sakellis. Mr. Sakellis is the Managing Director of Quantum Pacific (UK) LLP and a member of the board of directors of Pacific Drilling S.A. From May 2012 until December 2012, Mr. Sakellis served as Managing Director of Quantum Pacific Advisory Limited. Prior to joining Quantum Pacific Advisory Limited, Mr. Sakellis worked at Goldman, Sachs & Co. in London from 2000 to 2012. During his tenure at Goldman, Sachs & Co., he held various positions, including Executive Director of Leveraged Finance & Restructuring in the Investment Banking Division, Executive Director and Business Unit Manager in the Investment Banking Division, and Financial Analyst and Associate in the Equities Division. Prior to joining Goldman, Sachs & Co., Mr. Sakellis gained experience in the banking sector by working as an analyst for Lehman Brothers in London from 1999 to 2000. Mr. Sakellis is a graduate of Imperial College London with a Master of Science in Finance and a Master of Engineering in Mechanical Engineering. He also holds a Master of Business Administration from INSEAD.

Vikram Talwar. In 1999, Mr. Talwar founded EXL Service Holdings, Inc. (“EXL Service”), a leading global Business Process Outsourcing company, in the US. EXL Service was listed on NASDAQ in 2006. Mr. Talwar was the CEO of EXL Service until May 2008 when he was elevated to the position of Executive Chairman of the Board. In April 2011, Mr. Talwar relinquished all his executive responsibilities and became the Non-Executive Chairman of the Board. After having served 13 years on the Board, Mr. Talwar retired in December 2013. Prior to founding ExlService, Mr. Talwar served as the Chief Executive Officer and Managing Director of Ernst and Young Consulting India from 1998 to 1999. Earlier, Mr. Talwar had served in various senior capacities at Bank of America, including Country Manager in India and other Asian countries from 1970 to 1996. In the past five years, Mr. Talwar has served on the boards of directors of a public company in India and the U.K. and several private companies.

Senior Management

Yoav Doppelt. Yoav Doppelt has served as the Chief Executive Officer of XT Investments Group (formerly known as Ofer Investments Group) since its inception in 2007 and as the Chief Executive Officer of XT Capital

(formerly known as Ofer Hi-Tech) since 2001. Mr. Doppelt joined the XT Group (formerly known as Ofer Group) in 1996 and has been with XT Capital (formerly known as Ofer Hi-Tech) since its inception in 1997, defining the vision and operational methodology of its private equity and high-tech investments. Mr. Doppelt has held various finance and managerial positions in the XT Group since joining it. Mr. Doppelt currently serves as a member of the board of directors of a number of public companies, including Lumenis Ltd and TowerJazz Ltd., and is actively involved in numerous investments within the private equity and high-tech arenas.

He has extensive operational and business experience in growth companies and has successfully led several private equity exit transactions. Recently, Mr. Doppelt was actively involved in the public offering of equity and debt instruments in the U.S. Mr. Doppelt holds a bachelor’s degree in economics and management from the Faculty of Industrial Management at the Technion—Israel Institute of Technology, Haifa, Israel and an MBA degree from Haifa University, Israel.

Robert Rosen. Prior to joining Kenon as General Counsel, Robert Rosen spent 15 years in private practice with top tier law firms, including Linklaters LLP and Milbank, Tweed, Hadley and McCloy LLP. During his time in private practice, Mr. Rosen was primarily involved in cross-border public and private capital markets offerings and other securities transactions, as well as with the purchase and sale of US and international distressed assets, private equity investments, structured finance transactions and SEC filings and related advice. Mr. Rosen is admitted to the Bar in the state of New York, holds a Bachelor’s degree with honors from Boston University and a JD and MBA, both from the University of Pittsburgh, where he graduated with high honors.

Tzahi Goshen. Prior to joining Kenon as Interim Chief Financial Officer and Controller, Tzahi Goshen served as the Controller of IC since 2008 and as the Controller of Gemini Israel Funds Ltd., a venture capital fund, from 2006 to 2008. Mr. Goshen was responsible for all aspects of IC’s financial reporting as a public company. Mr. Goshen has vast experience in overseeing the corporate financial activities of traded companies, including acquisitions, tax planning, accounting and reporting, and internal auditing. Mr. Goshen holds a bachelor’s degree in accounting from the College of Management and is a certified public accountant in Israel.

Barak Cohen. Prior to joining Kenon as Vice President of Business Development, Mr. Cohen worked in various capacities at IC since 2008, most recently as IC’s Senior Director of Business Development and Investor Relations. In this capacity, Mr. Cohen supported and monitored the development of key growth companies throughout various stages of their lifecycles, contributed to the development of IC’s corporate investment strategy, evaluated new investment opportunities, assisted in transaction execution. Additionally, Mr. Cohen headed IC’s global investor relations activity. Prior to joining IC, Mr. Cohen held positions at Lehman Brothers (UK) and Ernst & Young (Israel). Mr. Cohen holds bachelor’s degrees in Economics, summa cum laude, and Accounting & Management, magna cum laude, both from Tel Aviv University.

B.	Compensation

Because we are a newly-incorporated entity, we have not previously provided any compensation to our directors or senior management. Upon the consummation of the spin-off, we expect that a portion of the compensation paid to our directors and senior management will be equity-based.

For further information on the stock options and retirement benefits of our senior management, see “Item 6E. Share Ownership.”

C.	Board Practices

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the NYSE’s rules for domestic U.S. issuers, provided that we disclose which requirements we are not following and describe the equivalent home country requirement. However, notwithstanding our ability to follow the corporate governance practices of our home country Singapore, we have elected to apply the corporate governance rules of the NYSE that are applicable to U.S. domestic registrants that are not “controlled” companies.

Board of Directors

Our articles of association gives our board of directors general powers to manage our business. The board of directors, which currently consists of seven directors, and of which Kenneth Cambie serves as our Chairman, oversees and provides policy guidance on our strategic and business planning processes, oversees the conduct of our business by senior management and is principally responsible for the succession planning for our key executives.

Director Independence

Pursuant to the NYSE’s listing standards, listed companies are required to have a majority of independent directors. Under the NYSE’s listing standards, (i) a director employed by us or that has, or had, certain relationships with us during the three years prior to this registration statement, cannot be deemed to be an independent director, and (ii) directors will qualify as independent only if our board of directors affirmatively determines that they have no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with either us or IC. Ownership of a significant amount of our shares, by itself, does not constitute a material relationship.

Although we are permitted to follow home country practice in lieu of the requirement to have a board of directors comprised of a majority of independent directors, we have determined that we are in compliance with this requirement and that a majority of our board of directors is independent according to the NYSE’s listing standard. Our board of directors has affirmatively determined that, immediately following the consummation of the spin-off, each of Kenneth Cambie, Laurence N. Charney, Cyril Pierre-Jean Ducau, N. Scott Fine, Ron Moskovitz, Elias Sakellis and Vikram Talwar, representing seven of our seven directors, are currently “independent directors” as defined under the applicable rules and regulations of the SEC and the NYSE.

Election and Removal of Directors

See “Item 10B. Memorandum and Articles of Association – Election and Re-election of Directors.”

Director Retirement Age

Under Sections 153(2) and (6) of the Singapore Companies Act, the office of a director of a public company or its subsidiary becomes vacant at the conclusion of the annual general meeting of shareholders first held after such director attains the age of 70 years, and any re-appointment of such director must be approved by our shareholders by ordinary resolution.

Service Contracts

None of our board members have service contracts with us or any of our businesses providing for benefits upon termination of employment.

Indemnifications and Limitations on Liability

For information on the indemnification and limitations on liability of our directors, see “Item 10B. Memorandum and Articles of Association – Limitations on Liability and Indemnification Matters.”

Committees of our Board of Directors

We have established three committees, which report regularly to our board of directors on matters relating to the specific areas of risk the committees oversee: the audit committee, the nominating and corporate governance committee and the compensation committee. Although we are permitted to follow home country practices with respect to our establishment of audit, nominating and corporate governance and compensation committees, we have determined that we are in compliance with the NYSE’s requirements in this respect.

Audit Committee

We have established an audit committee to review and discuss with management significant financial, legal and regulatory risks and the steps management takes to monitor, control and report such exposures; our audit committee also oversees the periodic enterprise-wide risk evaluations conducted by management. Specifically, our audit committee oversees the process concerning:

•	the quality and integrity of our financial statements and internal controls;

•	the appointment, compensation, retention, qualifications and independence of our independent registered public accounting firm;

•	the performance of our internal audit function and independent registered public accounting firm;

•	our compliance with legal and regulatory requirements; and

•	related party transactions.

The members of our audit committee, Laurence N. Charney, N. Scott Fine and Vikram Talwar, are independent directors and meet the requirements for financial literacy as defined under the applicable rules and regulations of each of the SEC and the NYSE. Our board of directors has determined that each of the directors on our audit committee is an audit committee financial expert, as defined under the applicable rules of the SEC, and has the requisite financial sophistication as defined under the applicable rules and regulations of the NYSE. Our audit committee operates under a written charter that satisfies the applicable standards of each of the SEC and the NYSE.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee oversees the management of risks associated with board governance, director independence and conflicts of interest. Specifically, our nominating and corporate governance committee is responsible for identifying qualified candidates to become directors, recommending to the board of directors candidates for all directorships, overseeing the annual evaluation of the board of directors and its committees and taking a leadership role in shaping our corporate governance.

Our nominating and corporate governance committee will consider candidates for director who are recommended by its members, by other board members and members of our management, as well as those identified by any third-party search firms retained by it to assist in identifying and evaluating possible candidates. The nominating and corporate governance committee will also consider recommendations for director candidates submitted by our shareholders. The nominating and corporate governance committee will evaluate and recommend to the board of directors qualified candidates for election, re-election or appointment to the board, as applicable.

When evaluating director candidates, the nominating and corporate governance committee seeks to ensure that the board of directors has the requisite skills, experience and expertise and that its members consist of persons with appropriately diverse and independent backgrounds. The nominating and corporate governance committee will consider all aspects of a candidate’s qualifications in the context of our needs, including: personal and professional integrity, ethics and values; experience and expertise as an officer in corporate management; experience in the industry of any of our portfolio businesses and international business and familiarity with our operations; experience as a board member of another publicly traded company; practical and mature business judgment; the extent to which a candidate would fill a present need on the board of directors; and the other ongoing commitments and obligations of the candidate. However, the nominating and corporate governance committee does not have any minimum criteria for director candidates. Consideration of new director candidates will typically involve a series of internal discussions, review of information concerning candidates and interviews with selected candidates.

As a foreign private issuer, we are permitted to follow home country practice in lieu of the requirement to have a nominating and corporate governance committee comprised entirely of independent directors. Nonetheless, we have determined that we are in compliance with this requirement and that the members of our nominating and corporate governance committee, Kenneth Cambie, Elias Sakellis and Vikram Talwar, are independent directors as defined under the applicable rules and regulations of the NYSE. Our nominating and corporate governance committee operates under a written charter that satisfies the applicable standards of each of the SEC and the NYSE.

Compensation Committee

Our compensation committee assists our board in reviewing and approving the compensation structure of our directors and officers, including all forms of compensation to be provided to our directors and officers. The compensation committee is responsible for, among other things:

•	reviewing and determining the compensation package for our Chief Executive Officer and other senior executives;

•	reviewing and making recommendations to our board with respect to the compensation of our non-employee directors;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other senior executive, including evaluating their performance in light of such goals and objectives; and

•	reviewing periodically and approving and administering stock options plans, long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans for all employees, including reviewing and approving the granting of options and other incentive awards.

As a foreign private issuer, we are permitted to follow home country practice in lieu of the requirement to have a compensation committee comprised entirely of independent directors. Nonetheless, we have determined that we are in compliance with this requirement and that the members of our compensation committee, Kenneth Cambie, Laurence N. Charney and Ron Moskovitz, are independent directors as defined under the applicable rules and regulations of the NYSE. Our compensation committee operates under a written charter that satisfies the applicable standards of each of the SEC the NYSE.

Code of Ethics and Ethical Guidelines

Our board of directors has adopted a code of ethics that describes our commitment to, and requirements in connection with, ethical issues relevant to business practices and personal conduct.

D.	Employees

As of December 31, 2013, we, and our consolidated businesses, employed 5,766 individuals as follows:

Company	Number of Employees
IC Power	709
ZIM	4,858
Other	199

IC Power

As of December 31, 2013, IC Power employed approximately 709 employees, of which 92% and 8% were located within Latin America and Israel, respectively.

ZIM

As of December 31, 2013, ZIM employed approximately 4,858 employees (including employees of its subsidiaries), according to the following distribution:

•	Seamen – Approximately 201 Israeli officers and approximately 542 “rankings” and foreign officers; and

•	Coast workers – Approximately 4,115 employees, 924 of which are Israeli and 3,191 of which are foreign.

A majority of ZIM’s employees are unionized and ZIM is party to numerous collective agreements with respect to its employees. For further information on the risks related to ZIM’s unionized employees, see “Item 3D. Risk Factors – Risks Related to Our Other Businesses – Risks Related to ZIM – Labor disruptions could have an adverse effect on ZIM’s business.” For further information on our employees and the employees of each of our businesses, see “Item 4B. Business Overview – Our Businesses.”

Other

As of December 31, 2013, Primus and Petrotec employed an aggregate of 199 employees, located within the U.S. (in the case of Primus) and Germany (in the case of Petrotec).

Qoros

As of December 31, 2013, Qoros employed 2,301 employees, consisting of 825 headquarter and 1,476 factory employees within and outside China.

Tower

As of December 31, 2013, Tower employed 2,819 employees, including 1,210 employees located in Israel, 943 employees located in Japan and 655 employees located in the United States.

E.	Share Ownership

Interests of our Directors and our Employees

Because of their current or former positions with IC, some of our directors and executive officers will have beneficial ownership interests in our shares upon the consummation of the spin-off.

Outstanding Equity Awards to Certain Executive Officers

Kenon has established the Share Incentive Plan 2014 and the Share Option Plan 2014 for its directors and management. The Share Incentive Plan 2014 and the Share Option Plan 2014 provide grants of Kenon’s shares, and stock options in respect of Kenon’s shares, respectively, to management and directors of Kenon, or to officers of Kenon’s subsidiaries or associated companies, as well as to officers of IC, pursuant to awards, which may be granted by Kenon from time to time. The total number of shares underlying awards which may be granted under the Share Incentive Plan 2014 or delivered pursuant to the exercise of options granted under the Share Option Plan 2014 shall not, in the aggregate, exceed 3% of the total issued shares (excluding treasury shares) of Kenon. Kenon has granted awards of shares to certain members of its management under the Share Incentive Plan 2014. Such shares shall vest upon the satisfaction of certain conditions, including the recipient’s continued employment in a specified capacity and Kenon’s listing on the NYSE and the TASE. The aggregate number of shares that will vest will be determined based upon the aggregate fair market value of the Kenon shares underlying the award granted, as determined in the award documents, divided by the average closing price of Kenon’s shares over the first three trading days commencing upon the listing date. If the conditions are not satisfied prior to December 31, 2015, the award of Kenon’s shares shall expire and lapse, unless otherwise determined by Kenon’s board of directors or its designated committee. The aggregate fair value of the shares granted is $5,443,794.

For further information on the compensation of our directors and executive officers, see “Item 6B. Compensation” and for further information on our shareholders and related party transactions policy, see “Item 7. Major Shareholders and Related Party Transactions.”

Equity Awards to Certain Executive Officers – Subsidiaries and Associated Companies

Kenon is a party to consulting agreements for executives of some of its subsidiaries and associated companies, which provide for cash payments or equity compensation based on equity of the relevant business or associated company. Additionally, Kenon’s subsidiaries and associated companies may, from time to time, adopt equity compensation arrangements for officers and directors of the relevant entity. Kenon expects any such arrangements to be on customary terms and within customary limits (in terms of dilution).

ITEM 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares immediately after consummation of the spin-off, by each person or entity that we expect to beneficially own 5% or more of our ordinary shares, based upon the composition of IC’s shareholder base as of March 27, 2014. As of May 2014, there were 630 record holders of IC’s ordinary shares in the U.S., holding 312,480 of IC’s ordinary shares (representing approximately 4% of IC’s outstanding shares).

Beneficial Owner (Name/Address)	Ordinary Shares Owned	Percentage of Ordinary Shares
Millenium Investments Elad Ltd.[1]		46.9%
Bank Leumi Le-Israel B.M.		18.0%
Directors and Executive Officers[2]	—	—

1.     Millenium Investments Elad Ltd., which owns approximately 46.94% of IC’s shares, is owned by Mashat (Investments) Ltd., or Mashat, owning 80% of Millenium, and XT Investments Ltd., or XT Investments, owning the remaining 20%. Mashat is owned by Ansonia Holdings B.V., the indirect ultimate owner of which is a discretionary trust in which Mr. Idan Ofer is the beneficiary. XT Investments is owned by XT Holdings Group Ltd., or XT Holdings; 50% of the ordinary shares of XT Holdings are owned by Orona Investments Ltd. (which is indirectly controlled by Mr. Ehud Angel) and the remaining 50% of the ordinary shares of XT Holdings are owned by Lynav Holdings Ltd. (which is controlled by a discretionary trust in which Mr. Idan Ofer is a prime beneficiary). Mr. Ofer directly owns approximately 3.85% of the shares of IC. XT Investments also directly owns approximately 1.46% of the shares of IC. Kirby Enterprises Inc., which is indirectly held by the discretionary trust that is the indirect ultimate owner of Mashat as described above, owns approximately 0.74% of the shares of IC. In the spin-off, Kenon shares will be issued on a pro rata basis to holders of IC shares, so the percentage ownership of Kenon shares distributed in the spin-off will be in accordance with the percentage of IC shares held by existing IC shareholders as described above. Kenon understands that some of the individuals and entities described in this footnote currently intend to transfer all or a portion of the Kenon shares they will receive in the spin-off to other entities named within this footnote.

2.     Represents less than 1%.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that such person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

We are not aware of any arrangement that may, at a subsequent date, result in a change of our control.

B.	Related Party Transactions

Kenon

Pursuant to its charter, the audit committee must review and approve all related party transactions. The audit committee has a written policy with respect to the approval of related party transactions. In addition, we have undertaken that, for so long as we are listed on the NYSE, to the extent that we or our subsidiaries will enter into transactions with related parties, such transactions will be considered and approved by us or our wholly-owned subsidiaries in a manner that is consistent with customary practices followed by companies incorporated in Delaware and shall be reviewed in accordance with the requirements of Delaware law.

We are party to numerous related party transactions with certain of its affiliates. Set forth below is a summary of these transactions.

IC Credit Facility

In connection with the consummation of the spin-off, IC will provide a $200 million credit facility to us, bearing interest at a rate of 12-Month LIBOR+ 6% per annum. For further information on the terms of the credit facility from IC to Kenon, see “Item 5B. Liquidity and Capital Resources – Kenon’s Commitments and Obligations – IC Credit Facility.” For information on the risks related to Kenon’s ability to repay, and compliance with, the credit facility from IC, see “Item 3D. Risk Factors – Risks Related to Our Diversified Strategy and Operations – Kenon will have obligations owing to IC, which could be substantial.”

Separation and Distribution Agreement

In connection with the spin-off, we expect to enter into a Separation and Distribution Agreement with IC that sets forth, among other things, our agreements with IC regarding the principal transactions necessary to separate our businesses from IC and its other businesses. The Separation and Distribution Agreement will also set forth other agreements that govern the distribution and certain aspects of our relationship with IC after the distribution date. For further information on the terms of the Separation and Distribution Agreement, see “Item 4A. History and Development of the Company – Mechanics of the Spin-Off – Separation and Distribution Agreement.”

Registration Rights Agreements

In connection with the spin-off, we expect to enter into registration rights agreements with regard to the shares that will be owned by certain significant shareholders as well as any shares they purchase in the future (all such shares, the “Registrable Securities”). Under the registration rights agreements, these significant shareholders will have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of the Registrable Securities. Subject to the terms and conditions of our registration rights agreements, these registration rights allow these significant shareholders or certain qualified assignees holding any Registrable Securities to require registration of such Registrable Securities and to include any such Registrable Securities in a registration by us of common shares, including common shares offered by us or by any shareholder. In connection with any registration of common shares held by these significant shareholders or certain qualified assignees, we will indemnify each shareholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts.

ZIM

ZIM is party to numerous related party transactions with certain of our affiliates. Set forth below is a summary of such material transactions, which relates to ZIM’s leasing of a portion of its vessels from related parties.

ZIM’s Vessels and Operating Leases; ZIM’s Restructuring Plan

As of September 30, 2014, ZIM leased 7 of its 61 leased vessels from related parties. In the years ended December 31, 2013 and 2012, ZIM paid $102 million and $103 million, respectively, to related parties in connection with these charter hires. As a result of, among other things, the “going concern” reference in ZIM’s third quarter 2013 and subsequent financial statements up to, and including, March 31, 2014, the underlying lease agreements relating to ZIM’s charter hires (except with respect to the charter hire fees reduced in accordance with the terms of ZIM’s financial restructuring in 2009) were subject to cancellation upon ZIM’s receipt of notification of such cancellation from the ship owners. In connection with its restructuring plan, ZIM negotiated the reduction of the charter fees associated with its leases, including with respect to its lease agreements with related party vessel owners. The charter hire fees of ship owners party to the restructuring were reduced pursuant to a minimum tariff mechanism. The minimum tariff will be updated annually. With the exception of charter rates payable to Zodiac, charter rates payable to the related parties will be $1,000 per day lower than the rates applicable in respect to the same vessel size and type. The future reduction in charter hire, discounted by 8%, and the charter hire reductions from 2009 until the effective date of the restructuring of ZIM’s debt constituted a “deficiency claim”, entitling third party ship owners to their portion in the Series C Debt and the Series D Debt, as set forth below and to a portion of ZIM’s shares. Related parties, with the exception of Zodiac, waived their rights with respect to their “deficiency claim” as described below.

The following table sets forth summary information regarding the vessels leased to ZIM by related ship owners as of September 30, 2014, and their reductions in connection with ZIM’s restructuring plan:

Daily lease fees (subject to adjustment mechanisms) (in USD/day)	Date of redelivery	Capacity (TEU)	Age of ship in years (according to year of construction and as of September 30, 2014
$11,898	June 2022	4,221	4
$11,898	June 2022	4,221	4
$11,898	October 2016	4,250	8
$11,898	February 2017	4,250	7
$11,898	October 2017	4,250	7
$16,000	March 2019	6,350	5
$14,419	April 2016	4,250	8
$18,500	March 2015	6,350	6

In accordance with the terms of ZIM’s restructuring plan, related parties (excluding Zodiac) shall have the right to terminate ZIM’s charters as of January 1, 2016, subject to the following terms and conditions:

•	no more than four related party charters, in the aggregate, shall be terminated during one calendar year; and

•	no more than one related party charters shall be terminated during one calendar quarter.

Upon the delivery of a related party’s notice of termination of its charter, the termination of the relevant charter will operate as follows: after receipt of the termination notice, ZIM shall provide a notice confirming receipt of the termination notice to the related party, setting forth whether redelivery will occur within 30 days, 15 days, or approximating the day of redelivery, provided that (i) the redelivery date set out in such redelivery notice shall not be later than 90 days after the termination notice is received by ZIM; and (ii) the area of redelivery shall have been contemplated in the charter.

Except to the extent otherwise provided above, all other provisions of the charters relating to the redelivery of vessels to related parties remains unchanged.

For further information on ZIM’s restructuring plans, see “Item 4B. Business Overview – Our Businesses – ZIM – ZIM’s Financial Restructuring” and “Item 5B. Liquidity and Capital Resources – ZIM’s Liquidity and Capital Resources – ZIM’s Restructuring Plan.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. Financial Information

A.	Consolidated Statements and Other Financial Information

For a list of all financial statements filed as a part of this registration statement, see “Item 17. Financial Statements.” For information on export sales as well as our legal proceedings, see “Item 4B. Business Overview.” For information on our dividend policy, see “Item 10B. Memorandum and Articles of Association.”

B.	Significant Changes

For information on any significant changes that may have occurred since the date of our annual financial statements, see “Item 5. Operating and Financial Review and Prospects.”

ITEM 9. The Offer and Listing

A.	Offer and Listing Details.

Upon consummation of the spin-off, we will have 53,383,015 ordinary shares, no par value, issued and outstanding. No additional shares will be issued in connection with this registration statement. For information on the rights attached to our ordinary shares, see “Item 10B. Memorandum and Articles of Association.”

B.	Plan of Distribution.

Not applicable.

C.	Markets

There is no existing public trading market for our ordinary shares. However, we are in the process of applying to have our ordinary shares listed on the NYSE under the symbol “KEN” and on the TASE. We make no representation that such applications will be approved or that our ordinary shares will trade on such markets, either now or at any time in the future. The listing of our ordinary shares on each of the NYSE and the TASE is subject to our fulfilling all of the requirements of each of the NYSE and the TASE.

D.	Selling Shareholders

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. Additional Information

A.	Share Capital

Upon consummation of the spin-off, we will have 53,383,015 ordinary shares, no par value, issued and outstanding. No additional shares will be issued in connection with this registration statement.

We currently have only one class of issued and outstanding shares, which have identical rights in all respects and rank equally with one another. Our ordinary shares have no par value and there is no authorized share capital under Singapore law. There is a provision in our articles of association to enable us in specified circumstances to issue shares with preferential, deferred or other special rights or restrictions as our directors may determine, subject to the provisions of the Singapore Companies Act and our articles of association.

All ordinary shares presently issued are fully paid and existing shareholders are not subject to any calls on shares. Although Singapore law does not recognize the concept of “non-assessability” with respect to newly-issued shares, we note that any purchaser of our shares who has fully paid up all amounts due with respect to such shares will not be subject under Singapore law to any personal liability to contribute to the assets or liabilities of our company in such purchaser’s capacity solely as a holder of such shares. We believe that this interpretation is substantively consistent with the concept of “non-assessability” under most, if not all, U.S. state corporations laws. All shares are in registered form. We cannot, except in the circumstances permitted by the Singapore Companies Act, grant any financial assistance for the acquisition or proposed acquisition of our own shares.

For further information on our ordinary shares, see “Item 10B. Memorandum and Articles of Association.”

B.	Memorandum and Articles of Association

The following description of our memorandum and articles of association are summaries and are qualified by reference to the memorandum and articles of association, copies of which will be filed with the SEC.

New Shares

Under Singapore law, new shares may be issued only with the prior approval of our shareholders in a general meeting. General approval may be sought from our shareholders in a general meeting for the issue of shares. Approval, if granted, will lapse at the earlier of:

•	the conclusion of the next annual general meeting;

•	the expiration of the period within which the next annual general meeting is required by law to be held (i.e., within 18 months from our incorporation date (and in the case of subsequent periods, 15 months)) or six months from our financial year end, being December 31, whichever is earlier; or

•	the subsequent revocation or modification of approval by our shareholders acting at a duly convened general meeting.

Our shareholders have provided such general authority to issue new shares until the conclusion of our 2015 annual general meeting. Subject to this and the provisions of the Singapore Companies Act and our articles of association, all new shares are under the control of the directors who may allot and issue new shares to such persons on such terms and conditions and with the rights and restrictions as they may think fit to impose.

Preference Shares

Our articles of association provide that we may issue shares of a different class with preferential, deferred, qualified or other special rights, privileges or conditions as our board of directors may determine. Under the Singapore Companies Act, our preference shareholders will have the right to attend any general meeting insofar as the circumstances set forth below apply and in a poll at such general meeting, to have at least one vote for every preference share held:

•	upon any resolution concerning the winding-up of our company;

•	upon any resolution which varies the rights attached to such preference shares; or

•	when the dividends to be paid on our preference shares are more than twelve months in arrears, for the period they remain unpaid.

We may, subject to the prior approval in a general meeting of our shareholders, issue preference shares which are, or at our option, subject to redemption provided that such preference shares may not be redeemed out of capital unless:

•	all the directors have made a solvency statement in relation to such redemption; and

•	we have lodged a copy of the statement with the Singapore Registrar of Companies.

Further, the shares must be fully paid-up before they are redeemed.

Transfer of Ordinary Shares

Subject to applicable securities laws in relevant jurisdictions and our articles of association, our ordinary shares are freely transferable. Shares may be transferred by a duly signed instrument of transfer in any usual or common form or in a form acceptable to our directors. The directors may decline to register any transfer unless, among other things, evidence of payment of any stamp duty payable with respect to the transfer is provided together with other evidence of ownership and title as the directors may require. We will replace lost or destroyed certificates for shares upon notice to us and upon, among other things, the applicant furnishing evidence and indemnity as the directors may require and the payment of all applicable fees.

Election and Re-election of Directors

Under our articles of association, our shareholders by ordinary resolution, or our board of directors, may appoint any person to be a director as an additional director or to fill a casual vacancy, provided that any person so appointed by our board of directors shall hold office only until the next annual general meeting, and shall then be eligible for re-election.

Our articles of association provide that, subject to the Singapore Companies Act, no person other than a director retiring at a general meeting is eligible for appointment as a director at any general meeting, without the recommendation of the Board for election, unless (a) in the case of a member or members who in aggregate hold(s) more than fifty percent of the total number of our issued and paid-up shares (excluding treasury shares), not less than ten days, or (b) in the case of a member or members who in aggregate hold(s) more than five percent of the total number of our issued and paid-up shares (excluding treasury shares), not less than 120 days, before the date of the notice provided to members in connection with the general meeting, a written notice signed by such member or members (other than the person to be proposed for appointment) who (i) are qualified to attend and vote at the meeting for which such notice is given, and (ii) have held shares representing the prescribed threshold in (a) or (b) above, for a continuous period of at least one year prior to the date on which such notice is given, is lodged at our registered office. Such a notice must also include the consent of the person nominated.

Shareholders’ Meetings

We are required to hold an annual general meeting each year. Our first annual general meeting must be held not more than 18 months from our incorporation date and subsequently, not more than 15 months after the holding of the last preceding annual general meeting, in each case, not later than six months from our financial year end, being December 31. The directors may convene an extraordinary general meeting whenever they think fit and they must do so upon the written request of shareholders representing not less than one-tenth of the paid-up capital as at the date of deposit carries the right to vote at general meetings (disregarding paid-up capital held as treasury shares). In addition, two or more shareholders holding not less than one-tenth of our total number of issued shares (excluding our treasury shares) may call a meeting of our shareholders. The Singapore Companies Act requires not less than:

•	14 days’ written notice to be given by Kenon of a general meeting to pass an ordinary resolution; and

•	21 days’ written notice to be given by Kenon of a general meeting to pass a special resolution,

to every member and the auditors of Kenon. Our articles of association further provide that in computing the notice period, both the day on which the notice is served, or deemed to be served, and the day for which the notice is given shall be excluded.

Unless otherwise required by law or by our articles of association, voting at general meetings is by ordinary resolution, requiring the affirmative vote of a simple majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the resolution. An ordinary resolution suffices, for example, for appointments of directors. A special resolution, requiring an affirmative vote of not less than three-fourths of the shares present in person or represented by proxy at the meeting and entitled to vote on the resolution, is necessary for certain matters under Singapore law, such as an alteration of our articles of association.

Voting Rights

Voting at any meeting of shareholders is by a show of hands unless a poll is duly demanded before or on the declaration of the result of the show of hands. If voting is by a show of hands, every shareholder who is entitled to vote and who is present in person or by proxy at the meeting has one vote. On a poll, every shareholder who is present in person or by proxy or by attorney, or in the case of a corporation, by a representative, has one vote for every share held by him or which he represents.

Dividends

We have no current plans to pay annual or semi-annual cash dividends. However, as part of our strategy, we may, in the event that we divest a portion of, or our entire equity interest in, any of our businesses, distribute such cash proceeds or declare a distribution-in-kind of shares in our businesses. No dividend may be paid except out of profits and we do not expect to have any distributable profits at the time of the spin-off. Any dividends would be limited by the amount of available distributable reserves, which, under Singapore law, will be assessed on the basis of Kenon’s standalone unconsolidated accounts (which will be based upon the SFRS). Kenon expects that the opening balance of its retained earnings in such financials will be zero. However, under Singapore law, it is possible to effect a capital reduction exercise to return cash and/or assets to our shareholders. The completion of a capital reduction exercise may require the approval of the Singapore Courts, and we may not be successful in our attempts to obtain such approval.

Additionally, because we are a holding company, our ability to pay cash dividends, or declare a distribution-in-kind of the ordinary shares of any of our businesses, may be limited by restrictions on our ability to obtain sufficient funds through dividends from our businesses, including restrictions under the terms of the agreements governing the indebtedness of our businesses. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, capital requirements, contractual restrictions, our overall financial condition, available distributable reserves and any other factors deemed relevant by our board of directors. Generally, a final dividend is declared out of profits disclosed by the accounts presented to the annual general meeting, and requires approval of our shareholders. However, our board of directors can declare interim dividends without approval of our shareholders.

Bonus and Rights Issues

In a general meeting, our shareholders may, upon the recommendation of the directors, capitalize any reserves or profits and distribute them as fully paid bonus shares to the shareholders in proportion to their shareholdings.

Takeovers

The Singapore Code on Take-overs and Mergers, the Singapore Companies Act and the Securities and Futures Act, Chapter 289 of Singapore regulate, among other things, the acquisition of ordinary shares of Singapore-incorporated public companies. Any person acquiring an interest, whether by a series of transactions over a period of time or not, either on his own or together with parties acting in concert with such person, in 30% or more of our voting shares, or, if such person holds, either on his own or together with parties acting in concert with such person, between 30% and 50% (both amounts inclusive) of our voting shares, and if such person (or parties acting in concert with such person) acquires additional voting shares representing more than 1% of our voting shares in any six-month period, must, except with the consent of the Securities Industry Council in Singapore, extend a mandatory takeover offer for the remaining voting shares in accordance with the provisions of the Singapore Code on Take-overs and Mergers.

“Parties acting in concert” comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain persons are presumed (unless the presumption is rebutted) to be acting in concert with each other. They include:

•	a company and its related companies, the associated companies of any of the company and its related companies, companies whose associated companies include any of these companies and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights;

•	a company and its directors (including their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts);

•	a company and its pension funds and employee share schemes;

•	a person and any investment company, unit trust or other fund whose investment such person manages on a discretionary basis but only in respect of the investment account which such person manages;

•	a financial or other professional adviser, including a stockbroker, and its clients in respect of shares held by the adviser and persons controlling, controlled by or under the same control as the adviser and all the funds managed by the adviser on a discretionary basis, where the shareholdings of the adviser and any of those funds in the client total 10% or more of the client’s equity share capital;

•	directors of a company (including their close relatives, related trusts and companies controlled by any of such directors, their close relatives and related trusts) which is subject to an offer or where the directors have reason to believe a bona fide offer for the company may be imminent partners; and

•	an individual and such person’s close relatives, related trusts, any person who is accustomed to act in accordance with such person’s instructions and companies controlled by the individual, such person’s close relatives, related trusts or any person who is accustomed to act in accordance with such person’s instructions and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights.

Subject to certain exceptions, a mandatory takeover offer must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror during the offer period and within the six months preceding the acquisition of shares that triggered the mandatory offer obligation.

Under the Singapore Code on Take-overs and Mergers, where effective control of a company is acquired or consolidated by a person, or persons acting in concert, a general offer to all other shareholders is normally required. An offeror must treat all shareholders of the same class in an offeree company equally. A fundamental requirement is that shareholders in the company subject to the takeover offer must be given sufficient information, advice and time to consider and decide on the offer. These legal requirements may impede or delay a takeover of our company by a third-party.

In October 2014, the Securities Industry Council of Singapore waived application of the Singapore Code on Take-overs and Mergers to the Company, subject to certain conditions. Pursuant to the waiver, for as long as Kenon is not listed on a securities exchange in Singapore, and except in the case of a tender offer (within the meaning of U.S. securities laws) where the offeror relies on a Tier 1 exemption to avoid full compliance with U.S. tender offer regulations, the Singapore Code on Take-overs and Mergers shall not apply to Kenon.

Insofar as the Singapore Code on Take-overs and Mergers applies to Kenon, the Singapore Code on Take-overs and Mergers generally provides that the board of directors of Kenon should bring the offer to the shareholders of Kenon in accordance with the Singapore Code on Take-overs and Mergers and refrain from an action which will deny the shareholders from the possibility to decide on the offer.

Liquidation or Other Return of Capital

On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of ordinary shares will be entitled to participate in any surplus assets in proportion to their shareholdings.

Limitations on Rights to Hold or Vote Ordinary Shares

Except as discussed above under “– Takeovers,” there are no limitations imposed by the laws of Singapore or by our articles of association on the right of non-resident shareholders to hold or vote ordinary shares.

Limitations of Liability and Indemnification Matters

Our articles of association provide that, subject to the provisions of the Singapore Companies Act, every director, secretary or other officer of our company or our subsidiaries and affiliates shall be entitled to be indemnified by our company against all costs, charges, losses, expenses and liabilities incurred by him or her in the execution and discharge of his or her duties (and where he serves at our request as a director, officer, employee or agent of any of our subsidiaries or affiliates) or in relation thereto and in particular and without prejudice to the generality of the foregoing, no director, secretary or other officer of our company shall be liable for the acts, receipts, neglects or defaults of any other director or officer or for joining in any receipt or other act for conformity or for any loss or expense happening to our company through the insufficiency or deficiency of title to any property acquired by order of the directors for or on behalf of our company or for the insufficiency or deficiency of any security in or upon which any of the moneys of our company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his or her office or in relation thereto unless the same shall happen through his or her own negligence, default, breach of duty or breach of trust.

The limitation of liability and indemnification provisions in our articles of association may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our shareholders. A shareholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

Comparison of Shareholder Rights

We are incorporated under the laws of Singapore. The following discussion summarizes material differences between the rights of holders of our ordinary shares and the rights of holders of the common stock of a typical corporation incorporated under the laws of the state of Delaware which result from differences in governing documents and the laws of Singapore and Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our ordinary shares under applicable law in Singapore and our articles of association or the rights of holders of the common stock of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws.

The Singapore Companies Act contains the default articles that apply to a Singapore-incorporated company to the extent they are not excluded or modified by a company’s articles of association. They provide examples of the common provisions adopted by companies in their articles of association. However, as is the usual practice for companies incorporated in Singapore, we have specifically excluded the application of these provisions in our articles of association, which we refer to below as our articles.

Delaware	Singapore – Kenon Holdings Ltd.
Board of Directors

A typical certificate of incorporation and bylaws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into classes and cumulative voting in the election of directors is only permitted if expressly authorized in a corporation’s certificate of incorporation.	The articles of association of companies will typically state the minimum and maximum number of directors as well as provide that the number of directors may be increased or reduced by shareholders via ordinary resolution passed at a general meeting, provided that the number of directors following such increase or reduction is within the maximum and minimum number of directors provided in our articles and the Singapore Companies Act, respectively. Our articles provide that, unless otherwise determined by a general meeting, the minimum number of directors is five and the maximum number is 12.

Limitation on Personal Liability of Directors

A typical certificate of incorporation provides for the elimination of personal monetary liability of directors for breach of fiduciary duties as directors to the fullest extent permissible under the laws of Delaware, except for liability (i) for any breach of a director’s loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to the liability of directors for unlawful payment of a dividend or an unlawful stock purchase or redemption) or (iv) for any transaction from which the director derived an improper personal benefit. A typical certificate of incorporation would also provide that if the Delaware General Corporation Law is amended so as to allow further elimination of, or limitations on, director liability, then the liability of directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended.

Pursuant to the Singapore Companies Act, any provision (whether in the articles of association, contract or otherwise) exempting or indemnifying a director against any liability for negligence, default, breach of duty or breach of trust of which he may be guilty in relation to Kenon will be void. Nevertheless, a director can be released by the shareholders of Kenon for breaches of duty to Kenon, except in the case of fraud, illegality, insolvency and oppression or disregard of minority interests.

Our articles of association provide that, subject to the provisions of the Singapore Companies Act and every other act for the time being in force concerning companies and affecting Kenon, every director, auditor, secretary or other officer of Kenon and its subsidiaries and affiliates shall be entitled to be indemnified by Kenon against all liabilities incurred by him in the execution and discharge of his duties and where he serves at the request of Kenon as a director, officer, employee or agent of any subsidiary or affiliate of Kenon or in relation thereto, including any liability incurred by him in defending any proceedings, whether civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of Kenon, and in which judgment is given in his favor (or the proceedings otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted, or in connection with an application under statute in respect of such act or omission in which relief is granted to him by the court.

Delaware	Singapore – Kenon Holdings Ltd.

Interested Shareholders

Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an “interested stockholder” for three years following the time that the stockholder becomes an interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person or group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.

A Delaware corporation may elect to “opt out” of, and not be governed by, Section 203 through a provision in either its original certificate of incorporation, or an amendment to its original certificate or bylaws that was approved by majority stockholder vote. With a limited exception, this amendment would not become effective until 12 months following its adoption.

There are no comparable provisions in Singapore with respect to public companies which are not listed on the Singapore Exchange Securities Trading Limited.

Removal of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of holders of any preferred stock, directors may be removed at any time by the affirmative vote of the holders of at least a majority, or in some instances a supermajority, of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. A certificate of incorporation could also provide that such a right is only exercisable when a director is being removed for cause (removal of a director only for cause is the default rule in the case of a classified board).

According to the Singapore Companies Act, directors of a public company may be removed before expiration of their term of office with or without cause by ordinary resolution (i.e., a resolution which is passed by a simple majority of those shareholders present and voting in person or by proxy). Notice of the intention to move such a resolution has to be given to Kenon not less than 28 days before the meeting at which it is moved. Kenon shall then give notice of such resolution to its shareholders not less than 14 days before the meeting. Where any director removed in this manner was appointed to represent the interests of any particular class of shareholders or debenture holders, the resolution to remove such director will not take effect until such director’s successor has been appointed.

Our articles of association provide that Kenon may by ordinary resolution of which special notice has been given, remove any director before the expiration of his period of office, notwithstanding anything in our articles of association or in any agreement between Kenon and such director and appoint another person in place of the director so removed.

Filling Vacancies on the Board of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of the holders of any preferred stock, any vacancy, whether arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason,	The articles of a Singapore company typically provide that the directors have the power to appoint any person to be a director, either to fill a vacancy or as an addition to the existing directors, but so that the total number of directors will not at any

Delaware	Singapore – Kenon Holdings Ltd.

may be filled by a majority vote of the remaining directors, even if such directors remaining in office constitute less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of stockholders at which the term of the class of directors to which the newly elected director has been elected expires.	time exceed the maximum number fixed in the articles. Any newly elected director shall hold office until the next following annual general meeting, where such director will then be eligible for re-election. Our articles provide that the shareholders may by ordinary resolution, or the directors may, appoint any person to be a director as an additional director or to fill a vacancy provided that any person so appointed by the directors will only hold office until the next annual general meeting, and will then be eligible for re-election.

Amendment of Governing Documents

Under the Delaware General Corporation Law, amendments to a corporation’s certificate of incorporation require the approval of stockholders holding a majority of the outstanding shares entitled to vote on the amendment. If a class vote on the amendment is required by the Delaware General Corporation Law, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the Delaware General Corporation Law. Under the Delaware General Corporation Law, the board of directors may amend bylaws if so authorized in the charter. The stockholders of a Delaware corporation also have the power to amend bylaws.

Our memorandum and articles may be altered by special resolution (i.e., a resolution passed by at least a three-fourths majority of the shares entitled

to vote, present in person or by proxy at a meeting

for which not less than 21 days written notice is

given). The board of directors has no right to amend

the memorandum or articles.

Meetings of Shareholders

Annual and Special Meetings

Typical bylaws provide that annual meetings of stockholders are to be held on a date and at a time fixed by the board of directors. Under the Delaware General Corporation Law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws.

Annual General Meetings

All companies are required to hold an annual general meeting once every calendar year. The first annual general meeting must be held within 18 months of Kenon’s incorporation and subsequently, not more than 15 months may elapse between annual general meetings.

Extraordinary General Meetings

Any general meeting other than the annual general meeting is called an “extraordinary general meeting.” Two or more members (shareholders) holding not less than 10% of the total number of issued shares (excluding treasury shares) may call an extraordinary general meeting. In addition, the articles usually also provide that general meetings may be convened in accordance with the Singapore Companies Act by the directors.

Notwithstanding anything in the articles, the

directors are required to convene a general meeting if required to do so by requisition (i.e., written notice to directors requiring that a meeting be called) by shareholder(s) holding not less than 10% of the paid-up capital of Kenon carrying voting rights.

Our articles provide that the directors may, whenever they think fit, convene an extraordinary general meeting.

Delaware	Singapore – Kenon Holdings Ltd.

Quorum Requirements

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation or bylaws can specify the number of shares which constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Quorum Requirements

Our articles provide that shareholders entitled to vote holding 33 and 1/3 of our issued and paid-up shares, present in person or by proxy at a meeting, shall be a quorum. In the event a quorum is not present, the meeting may be adjourned for one week.

Indemnification of Officers, Directors and Employers

Under the Delaware General Corporation Law, subject to specified limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:

•   acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests; and

•   in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Delaware corporate law permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

The Singapore Companies Act specifically provides that Kenon is allowed to:

•   purchase and maintain for any officer insurance against any liability which by law would otherwise attach to such officer in respect of any negligence, default, breach of duty or breach of trust of which such officer may be guilty in relation to Kenon;

•   indemnify such officer or auditor against any liability incurred by such officer or auditor in defending any proceedings (whether civil or criminal) in which judgment is given in such officer’s favor or in which such officer is acquitted; or

•   indemnify such officer or auditor against any liability incurred by such officer or auditor in connection with any application under specified sections of the Singapore Companies Act in which relief is granted to such officer or auditor by a court.

In cases where, inter alia, an officer is sued by Kenon the Singapore Companies Act gives the court the power to relieve directors either wholly or partially from the consequences of their negligence, default, breach of duty or breach of trust. However, Singapore case law has indicated that such relief will not be granted to a director who has benefited as a result of his or her breach of trust. In order for relief to be obtained, it must be shown that (i) the director acted reasonably; (ii) the director acted honestly; and (iii) it is fair, having regard to all the circumstances of the case including those connected with such director’s appointment, to excuse the director.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by Delaware corporate law to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.	Our articles of association provide that, subject to the provisions of the Singapore Companies Act and every other act for the time being in force concerning companies and affecting Kenon, every director, auditor, secretary or other officer of Kenon and its subsidiaries and affiliates shall be entitled to be indemnified by Kenon against all liabilities incurred by him in the execution and discharge of his duties and where he serves at the request of Kenon as a director, officer, employee or agent of any subsidiary or affiliate of Kenon or in relation thereto, including any liability incurred by him in defending any

Delaware	Singapore – Kenon Holdings Ltd.

proceedings, whether civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of Kenon, and in which judgment is given in his favor (or the proceedings otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted, or in connection with an application under statute in respect of such act or omission in which relief is granted to him by the court.

Shareholder Approval of Business Combinations

Generally, under the Delaware General Corporation Law, completion of a merger, consolidation, or the sale, lease or exchange of substantially all of a corporation’s assets or dissolution requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote.

The Delaware General Corporation Law also requires a special vote of stockholders in connection with a business combination with an “interested stockholder” as defined in section 203 of the Delaware General Corporation Law. For further information on such provisions, see “– Interested Shareholders” above.

The Singapore Companies Act mandates that specified corporate actions require approval by the shareholders in a general meeting, notably:

•   notwithstanding anything in Kenon’s memorandum or articles, directors are not permitted to carry into effect any proposals for disposing of the whole or substantially the whole of Kenon’s undertaking or property unless those proposals have been approved by shareholders in a general meeting;

•   subject to the memorandum of each amalgamating company, an amalgamation proposal must be approved by the shareholders of each amalgamating company via special resolution at a general meeting; and

•   notwithstanding anything in Kenon’s memorandum or articles, the directors may not, without the prior approval of shareholders, issue shares, including shares being issued in connection with corporate actions.

Shareholder Action Without a Meeting

Under the Delaware General Corporation Law, unless otherwise provided in a corporation’s certificate of incorporation, any action that may be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote if the holders of outstanding stock, having not less than the minimum number of votes that would be necessary to authorize such action, consent in writing. It is not uncommon for a corporation’s certificate of incorporation to prohibit such action.	There are no equivalent provisions under the Singapore Companies Act in respect of passing shareholders’ resolutions by written means that apply to public companies.

Shareholder Suits

Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action under the Delaware General Corporation Law have been met. A person may institute and maintain such a suit only if such person was a stockholder at the time of the transaction which is the

Derivative actions

The Singapore Companies Act has a provision, which is limited in its scope to companies that are not listed on the securities exchange in Singapore, which provides a mechanism enabling shareholders to apply to the court for leave to bring a derivative action on behalf of Kenon.

Applications are generally made by shareholders of Kenon or individual directors, but courts are given

Delaware	Singapore – Kenon Holdings Ltd.

subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. Additionally, under Delaware case law, the plaintiff generally must be a stockholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. The Delaware General Corporation Law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.

the discretion to allow such persons as they deem proper to apply (e.g., beneficial owner of shares).

It should be noted that this provision of the Singapore Companies Act is primarily used by minority shareholders to bring an action in the name and on behalf of Kenon or intervene in an action to which Kenon is a party for the purpose of prosecuting, defending or discontinuing the action on behalf of Kenon.

Class actions

The concept of class action suits, which allows individual shareholders to bring an action seeking to represent the class or classes of shareholders, generally does not exist in Singapore. However, it is possible as a matter of procedure for a number of shareholders to lead an action and establish liability on behalf of themselves and other shareholders who join in or who are made parties to the action.

These shareholders are commonly known as “lead plaintiffs.” Further, there are circumstances under the provisions of certain Singapore statutes where shareholders may file and prove their claims for compensation in the event that Kenon has been convicted of a criminal offense or has a court order for the payment of a civil penalty made against it.

Additionally, for as long as Kenon is listed in the U.S. or in Israel, Kenon has undertaken not to claim that it is not subject to any derivative/class action that may be filed against it in the U.S. or Israel, as applicable, solely on the basis that it is a Singapore company.

Dividends or Other Distributions; Repurchases and Redemptions

The Delaware General Corporation Law permits a corporation to declare and pay dividends out of statutory surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

Under the Delaware General Corporation Law, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem these shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

The Singapore Companies Act provides that no dividends can be paid to shareholders except out of profits.

The Singapore Companies Act does not provide a definition on when profits are deemed to be available for the purpose of paying dividends and this is accordingly governed by case law. Our articles provide that no dividend can be paid otherwise than out of profits of Kenon.

Acquisition of a company’s own shares

The Singapore Companies Act generally prohibits a company from acquiring its own shares subject to certain exceptions. Any contract or transaction by which a company acquires or transfers its own shares is void. However, provided that it is expressly permitted to do so by its articles and subject to the special conditions of each permitted acquisition contained in the Singapore Companies Act, Kenon may:

•    redeem redeemable preference shares (the redemption of these shares will not reduce the capital of Kenon). Preference shares may be redeemed out of capital if all the directors make a solvency statement in relation to such

Delaware	Singapore – Kenon Holdings Ltd.

redemption in accordance with the Singapore Companies Act;

•   whether listed on a securities exchange or not, make an off-market purchase of its own shares in accordance with an equal access scheme authorized in advance at a general meeting;

•   if it is not listed on a securities exchange, make a selective off-market purchase of its own shares in accordance with an agreement authorized in advance at a general meeting by a special resolution where persons whose shares are to be acquired and their associated persons have abstained from voting; and

•   whether listed on a securities exchange or not, make an acquisition of its own shares under a contingent purchase contract which has been authorized in advance at a general meeting by a special resolution.

Kenon may also purchase its own shares by an order of a Singapore court.

The total number of ordinary shares that may be acquired by Kenon in a relevant period may not exceed 20% of the total number of ordinary shares in that class as of the date of the last annual general meeting of Kenon held before any resolution pursuant to the relevant share repurchase provisions under the Singapore Companies Act or as of the date of the resolution to acquire the shares, whichever is higher. Where, however, Kenon has reduced its share capital by a special resolution or a Singapore court made an order to such effect, the total number of ordinary shares shall be taken to be the total number of ordinary shares in that class as altered by the special resolution or the order of the court. Payment must be made out of Kenon’s distributable profits or capital, provided that Kenon is solvent.

Financial assistance for the acquisition of shares

Kenon may not give financial assistance to any person whether directly or indirectly for the purpose of:

•   the acquisition or proposed acquisition of shares in Kenon or units of such shares; or

•   the acquisition or proposed acquisition of shares in its holding company or units of such shares.

Financial assistance may take the form of a loan, the giving of a guarantee, the provision of security, the release of an obligation, the release of a debt or otherwise.

However, it should be noted that Kenon may provide financial assistance for the acquisition of its

Delaware	Singapore – Kenon Holdings Ltd.

shares or shares in its holding company if it complies with the requirements (including approval by special resolution) set out in the Singapore Companies Act. Our articles provide that subject to the provisions of the Singapore Companies Act, we may purchase or otherwise acquire our own shares upon such terms and subject to such conditions as we may deem fit. These shares may be held as treasury shares or cancelled as provided in the Singapore Companies Act or dealt with in such manner as may be permitted under the Singapore Companies Act. On cancellation of the shares, the rights and privileges attached to those shares will expire.

Transactions with Officers and Directors

Under the Delaware General Corporation Law, some contracts or transactions in which one or more of a corporation’s directors has an interest are not void or voidable because of such interest provided that some conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. Under the Delaware General Corporation Law, either (a) the stockholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts or (b) the contract or transaction must have been “fair” as to the corporation at the time it was approved. If board approval is sought, the contract or transaction must be approved in good faith by a majority of disinterested directors after full disclosure of material facts, even though less than a majority of a quorum.

Under the Singapore Companies Act, directors are not prohibited from dealing with Kenon, but where they have an interest in a transaction with Kenon, that interest must be disclosed to the board of directors. In particular, every director who is in any way, whether directly or indirectly, interested in a transaction or proposed transaction with Kenon must, as soon as practicable after the relevant facts have come to such director’s knowledge, declare the nature of such director’s interest at a board of directors’ meeting.

In addition, a director who holds any office or possesses any property which, directly or indirectly, duties or interests might be created in conflict with such director’s duties or interests as director, is required to declare the fact and the nature, character and extent of the conflict at a meeting of directors.

The Singapore Companies Act extends the scope of this statutory duty of a director to disclose any interests by pronouncing that an interest of a member of a director’s family (including spouse, son, adopted son, step-son, daughter, adopted daughter and stepdaughter) will be treated as an interest of the director.

There is however no requirement for disclosure where the interest of the director consists only of being a member or creditor of a corporation which is interested in the proposed transaction with Kenon if the interest may properly be regarded as immaterial. Where the proposed transaction relates to any loan to Kenon, no disclosure need be made where the director has only guaranteed or joined in guaranteeing the repayment of such loan, unless the articles of association provide otherwise.

Further, where the proposed transaction is to be made with or for the benefit of a related corporation (i.e. the holding company, subsidiary or subsidiary of a common holding company) no disclosure need

Delaware	Singapore – Kenon Holdings Ltd.

be made of the fact that the director is also a director of that corporation, unless the articles of association provide otherwise.

Subject to specified exceptions, the Singapore Companies Act prohibits Kenon from making a loan to its directors or to directors of a related corporation, or giving a guarantee or security in connection with such a loan. Companies are also prohibited from making loans to its directors’ spouse or children (whether adopted or naturally or stepchildren), or giving a guarantee or security in connection with such a loan.

Dissenters’ Rights

Under the Delaware General Corporation Law, a stockholder of a corporation participating in some types of major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.	There are no equivalent provisions under the Singapore Companies Act.

Cumulative Voting

Under the Delaware General Corporation Law, a corporation may adopt in its bylaws that its directors shall be elected by cumulative voting. When directors are elected by cumulative voting, a stockholder has the number of votes equal to the number of shares held by such stockholder times the number of directors nominated for election. The stockholder may cast all of such votes for one director or among the directors in any proportion.	There is no equivalent provision under the Singapore Companies Act in respect of companies incorporated in Singapore.

Anti-Takeover Measures

Under the Delaware General Corporation Law, the certificate of incorporation of a corporation may give the board the right to issue new classes of preferred stock with voting, conversion, dividend distribution, and other rights to be determined by the board at the time of issuance, which could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.	The articles of a Singapore company typically provide that the company may allot and issue new shares of a different class with preferential, deferred, qualified or other special rights as its board of directors may determine with the prior approval of the company’s shareholders in a general meeting. Our articles provide that our shareholders may grant to our board the general authority to issue such preference shares until the next general meeting. For further information, see “Item 3D. Risk Factors – Risks Relating to Our Ordinary Shares – Our directors have general authority to allot and issue new shares on terms and conditions and with any preferences, rights or restrictions as may be determined by our board of directors in its sole discretion,” and “Item 10B. Memorandum and Articles of Association – Preference Shares.”

In addition, Delaware law does not prohibit a corporation from adopting a stockholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares.

Singapore law does not generally prohibit a corporation from adopting “poison pill” arrangements which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares.

Delaware	Singapore – Kenon Holdings Ltd.

However, under the Singapore Code on Take-overs and Mergers, if, in the course of an offer, or even before the date of the offer, the board of the offeree company has reason to believe that a bona fide offer is imminent, the board must not, except pursuant to a contract entered into earlier, take any action, without the approval of shareholders at a general meeting, on the affairs of the offeree company that could effectively result in any bona fide offer being frustrated or the shareholders being denied an opportunity to decide on its merits.

For further information on the Singapore Code on Take-overs and Mergers, see “Item 10B. Memorandum and Articles of Association – Takeovers.”

C.	Material Contracts

For information concerning our material contracts, see “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”

D.	Exchange Controls

There are currently no exchange control restrictions in effect in Singapore.

E.	Taxation

The following summary of the United States federal income tax and Singapore tax consequences of ownership of our ordinary shares is based upon laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect at the date of this registration statement. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may be retroactive and could affect the tax consequences to holders of our ordinary shares. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a holder of our ordinary shares. Each prospective holder is urged to consult its own tax adviser as to the particular tax consequences to such holder of the ownership and disposition of our ordinary shares, including the applicability and effect of any other tax laws or tax treaties, of pending or proposed changes in applicable tax laws as of the date of this registration statement, and of any actual changes in applicable tax laws after such date.

U.S. Federal Income Tax Considerations

The following summarizes U.S. federal income tax considerations relating to the distribution of our ordinary shares in connection with the spin-off to U.S. Holders (as defined below) of IC shares, and the U.S. federal income tax considerations of owning and disposing of our ordinary shares. This summary applies only to U.S. Holders that hold our ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency.

This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder and on judicial and administrative interpretations of the Code and the Treasury regulations, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary does not purport to be a complete description of the consequences of the transactions described in this registration statement, nor does it address the application of estate, gift or other non-income federal tax laws or any state, local or foreign tax laws. The tax treatment of a holder of our ordinary shares may vary depending upon that holder’s particular situation. Moreover, this summary does not address certain holders that may be subject to special rules not discussed below, such as (but not limited to):

•	persons that are not U.S. Holders;

•	persons that are subject to alternative minimum taxes;

•	insurance companies;

•	tax-exempt entities;

•	financial institutions;

•	broker-dealers;

•	persons that hold our ordinary shares through partnerships (or other entities classified as partnerships for U.S. federal income tax purposes);

•	pass-through entities;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	traders in securities that elect to apply a mark-to-market method of accounting, holders that hold our ordinary shares as part of a “hedge,” “straddle,” “conversion,” or other risk reduction transaction for U.S. federal income tax purposes; and

•	individuals who receive our ordinary shares upon the exercise of compensatory options or otherwise as compensation.

Moreover, no advance rulings have been or will be sought from the U.S. Internal Revenue Service, or IRS, regarding any matter discussed in this registration statement, and counsel to Kenon has not rendered any opinion with respect to any of the U.S. federal income tax consequences relating to the transactions addressed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below.

HOLDERS AND PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE RECEIPT, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our ordinary shares, you should consult your tax advisor.

The Spin-Off and Distribution of our Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Companies,” a U.S. Holder receiving our ordinary shares in the spin-off will be treated as receiving a taxable dividend distribution to the extent of such U.S. Holder’s share of IC’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), in an amount equal to the fair market value of our ordinary shares (in U.S. dollars) received on the distribution date. The discussion herein assumes that IC’s current and accumulated earnings and profits equal or exceed the fair market value of our ordinary shares received, and as a result the entire amount of the distribution will be treated as taxable dividend income.

U.S. federal income tax law does not specifically identify how a U.S. Holder should determine the fair market value of our ordinary shares on the distribution date. Fair market value generally is the price at which property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of the facts. There are several possible methods of measuring such value, including: (i) the opening trading price of our ordinary shares on the first regular trading day after the distribution; (ii) the average of the high and low trading price of our ordinary shares on the first regular trading day after the distribution; and (iii) the closing trading price of our ordinary shares on the first regular trading day after the distribution. However, because it is expected that the listing of our ordinary shares will occur concurrently with the distribution, U.S. holders should consult their tax advisors with respect to the determination of the fair market value of our ordinary shares as of the date of the distribution.

A U.S. Holder’s basis in our ordinary shares received in the spin-off will be the fair market value of such ordinary shares. A U.S. Holder’s holding period for our ordinary share will begin on the distribution date.

Taxation of Dividends and Other Distributions on the Ordinary Shares

The gross amount of any distribution made to a U.S. Holder with respect to our ordinary shares, including the amount of any non-U.S. taxes withheld from the distribution, generally will be includible in income on the day on which the distribution is actually or constructively received by a U.S. Holder as dividend income to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. A distribution in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), including the amount of any non-U.S. taxes withheld from the distribution, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted basis in our ordinary shares and as a capital gain to the extent it exceeds the U.S. Holder’s basis. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, therefore, U.S. Holders should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations.

Distributions treated as dividends that are received by a non-corporate U.S. Holder (including an individual) from “qualified foreign corporations” generally qualify for a reduced maximum tax rate so long as certain holding period and other requirements are met. Dividends paid on our ordinary shares, should qualify for the reduced rate if we are treated as a “qualified foreign corporation.” For this purpose, a qualified foreign corporation means any foreign corporation provided that: (i) the corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a PFIC (as discussed below), (ii) certain holding period requirements are met and (iii) either (A) the corporation is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules or (B) the stock with respect to which such dividend was paid is readily tradable on an established securities market in the United States. The ordinary shares should be considered to be readily tradable on established securities markets in the United States and Israel if they are listed on the NYSE and the TASE, respectively, as is expected. The United States does not currently have a comprehensive income tax treaty with Singapore, therefore, if our ordinary shares are not considered to be readily tradable on an established securities market in the United States, dividends with respect to such ordinary shares will not qualify for the reduced rate. U.S. Holders are encouraged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

If the dividends with respect to our ordinary shares are paid in foreign currency, such dividends will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the foreign currency received calculated by reference to the spot exchange rate in effect on the date the dividend is actually or constructively received by the U.S. Holder, regardless of whether the foreign currency is converted into U.S. dollars. If the foreign currency received as a dividend is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of actual or constructive receipt. Any gain or loss recognized by a U.S. Holder on a subsequent conversion or other disposition of the foreign currency generally will be foreign currency gain or loss, which is treated as U.S. source ordinary income or loss, and will not be treated as a dividend. If dividends paid in foreign currency are converted into U.S. dollars on the day they are actually or constructively received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the disposition of the foreign currency.

Dividends on our ordinary shares received by a U.S. Holder will generally be treated as foreign source income for U.S. foreign tax credit purposes. The rules with respect to foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

Taxation of Dispositions of the Ordinary Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of our ordinary shares in an amount equal to the difference between the amount realized on such sale or other taxable disposition and such U.S. Holder’s adjusted tax basis in our ordinary shares. The initial tax basis of our ordinary shares to a U.S. Holder that received such ordinary shares in the distribution generally will equal the fair market value (in U.S. dollars) of such ordinary shares on the distribution date. Such gain or loss generally will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of sale or disposition, such ordinary shares were held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source gain or loss, as the case may be for foreign tax credit purposes.

The amount realized on a sale or other disposition of our ordinary shares for foreign currency generally will equal the U.S. dollar value of the foreign currency at the spot exchange rate in effect on the date of sale or other disposition or, if the ordinary shares are traded on an established securities market (such as the NYSE or the TASE), in the case of a cash method or electing accrual method U.S. Holder of our ordinary shares, the settlement date. A U.S. Holder will have a tax basis in the foreign currency received equal to the U.S. dollar amount realized. Any gain or loss realized by a U.S. Holder on a subsequent conversion or other disposition of the foreign currency will be foreign currency gain or loss, which is treated as U.S. source ordinary income or loss for foreign tax credit purposes.

Passive Foreign Investment Company

In general, a non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year in which either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the fair market value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and our unbooked intangibles will be taken into account and generally treated as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the shares.

We do not anticipate being a PFIC for our current taxable year or in the foreseeable future, although we can make no assurances in this regard. Our status as a PFIC in any year depends on our assets and activities in that year. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC for the current taxable year or for any future year. Because, however, PFIC status is factual in nature and generally cannot be determined until the close of the taxable year, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, the U.S. Holder will generally be subject to imputed interest taxes, characterization of any gain from the sale or exchange of our ordinary shares as ordinary income, and other disadvantageous tax treatment with respect to our ordinary shares unless the U.S. Holder makes a mark-to-market election (as described below). Further, if we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC (each such subsidiary, a lower tier PFIC) for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election. A mark-to-market election may be made with respect to our ordinary shares, provided they are actively traded, defined for this purpose as being traded on a “qualified exchange,” other than in de minimis quantities, on at least 15 days during each calendar quarter. We anticipate that our ordinary shares should qualify as being actively traded, but no assurances may be given in this regard. If a U.S. Holder of our ordinary shares makes this election, the U.S. Holder will generally (i) include as income for each taxable year the excess, if any, of the fair market value of our ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as a loss the excess, if any, of the adjusted tax basis of our ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in our ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. In addition, any gain such U.S. Holder recognizes upon the sale or other disposition of our ordinary shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. In the case of a U.S. Holder who has held our ordinary shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ordinary shares (or any portion thereof) and has not previously made a mark-to-market election, and who is considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ordinary shares. Because a mark-to-market election cannot be made for any lower tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide the information necessary for U.S. Holders of our ordinary shares to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ordinary shares during any taxable year that we are a PFIC, such U.S. Holder may be subject to certain reporting obligations with respect to our ordinary shares, including reporting on IRS Form 8621.

Each U.S. Holder should consult its tax adviser concerning the U.S. federal income tax consequences of purchasing, holding, and disposing of our ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

Material Singapore Tax Considerations

The following discussion is a summary of Singapore income tax, goods and services tax, or GST, stamp duty and estate duty considerations relevant to the acquisition, ownership and disposition of our ordinary shares by an investor who is not tax resident or domiciled in Singapore and who does not carry on business or otherwise have a presence in Singapore. The statements made herein regarding taxation are general in nature and based upon certain aspects of the current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines or the interpretation of such laws or guidelines occurring after such date, which changes could be made on a retrospective basis. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to acquire, own or dispose of our ordinary shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. Prospective shareholders are advised to consult their own tax advisers as to the Singapore or other tax consequences of the acquisition, ownership of or disposal of our ordinary shares, taking into account their own particular circumstances. The statements below are based upon the assumption that Kenon is tax resident in Singapore for Singapore income tax purposes. It is emphasized that neither Kenon nor any other persons involved in this registration statement accepts responsibility for any tax effects or liabilities resulting from the acquisition, holding or disposal of our ordinary shares.

Income Taxation Under Singapore Law

Dividends or Other Distributions with Respect to Ordinary Shares.

Under the one-tier corporate tax system which currently applies to all Singapore tax resident companies, tax on corporate profits is final, and dividends paid by a Singapore tax resident company will be tax exempt in the hands of a shareholder, whether or not the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.

Capital Gains upon Disposition of Ordinary Shares.

Under current Singapore tax laws, there is no tax on capital gains. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of our ordinary shares may be construed to be of an income nature and subject to Singapore income tax, if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore. However, under Singapore tax laws, any gains derived by a divesting company from its disposal of ordinary shares in an investee company between June 1, 2012 and May 31, 2017 are generally not taxable if immediately prior to the date of the relevant disposal, the investing company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months.

Goods and Services Tax.

The issue or transfer of ownership of our ordinary shares should be exempt from Singapore GST. Hence, the holders would not incur any GST on the subscription of the shares or subsequent transfers.

Stamp Duty

Where our ordinary shares evidenced in certificated forms are acquired in Singapore, stamp duty is payable on the instrument of their transfer at the rate of 0.2% of the consideration for or market value of our ordinary shares, whichever is higher.

Where an instrument of transfer is executed outside Singapore or no instrument of transfer is executed, no stamp duty is payable on the acquisition of our ordinary shares. However, stamp duty may be payable if the instrument of transfer is executed outside Singapore and is received in Singapore. The stamp duty is borne by the purchaser unless there is an agreement to the contrary.

On the basis that any transfer instruments in respect of our ordinary shares traded on the NYSE and the TASE are executed outside Singapore through our transfer agent and share registrar in the United States for registration in our branch share register maintained in the United States (without any transfer instruments being received in Singapore), no stamp duty would be payable in Singapore on such transfers.

Tax Treaties Regarding Withholding Taxes

There is no comprehensive avoidance of double taxation agreement between the United States and Singapore which applies to withholding taxes on dividends or capital gains.

Certain Israeli Tax Aspects Relating to the Distribution of Our Ordinary Shares

The following discussion is a summary of Israel income tax considerations applicable to Kenon, and IC’s shareholders, in connection with the spin-off and the distribution of our ordinary shares to IC’s shareholders. The statements made herein regarding taxation are general in nature and are based upon (i) the pre-ruling received by IC from the ITA, on June 19, 2014 (including the ITA’s clarification to the said ruling dated November 11, 2014), as set forth below, which relates to Israeli withholding tax aspects of the distribution-in-kind of our ordinary shares by IC in the spin-off, subject to the provisions and the conditions set forth in the pre-ruling, as well as upon (ii) certain aspects of the current tax laws of Israel, as of the date of this registration statement. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to the receipt of our ordinary shares in the spin-off and do not purport to deal with the tax consequences applicable to all categories of investors, some of which may be subject to special rules. Prospective shareholders are advised to consult their own tax advisers as to the Israeli or other tax consequences of the distribution of our ordinary shares in the spin-off, as well as those of the matters not addressed herein, such as the acquisition, ownership or disposal of our ordinary shares, taking into account their own particular circumstances.

Withholding tax is payable in connection with IC’s distribution of Kenon shares in the spin-off, as set forth in the following paragraph. IC intends to make a cash distribution to its shareholders in connection with the spin-off; such distribution may be less than the withholding tax payable with respect to the distribution in the spin-off.

IC has received dividends from Israel Chemicals Ltd. and Oil Refineries Ltd., which have been classified by the distributing companies as income deriving from “approved beneficiary/enterprise,” pursuant to the Israeli Encouragement of Capital Investments Law, 5719-1959. Such dividends will not be paid until after the consummation of the spin-off. As of September 30, 2014, these dividends, or the approved dividends, are in a total gross sum of NIS 6 billion (approximately $1.5 billion), out of which there is a sum of approximately NIS 4.9 billion (approximately $1.2 billion) against which losses for tax purposes were not offset. IC’s distribution of Kenon shares in connection with the spin-off shall be first attributed to the distribution of “approved dividends.” To the extent that the amount of the approved dividends is sufficient, IC intends to also apply such attribution to its cash distribution.

According to the Encouragement of Capital Investments Law, 5719-1959, in the event of a distribution of such gross approved dividends to IC’s shareholders, in general (which may be subject to specific circumstances, including that the date of distribution is within the entitlement period set forth in the Encouragement of Capital Investments Law, 5719-1959), shareholders receiving the approved dividends from IC will be subject to a special tax rate. Generally, the special tax rate is 15%, regardless of whether the shareholder is an individual or corporation (the assumption is that Amendment No. 71 of the Encouragement of Capital Investments Law 5719-1959 shall not apply to the distribution); an Israeli company receiving an approved dividend is generally entitled to a refund of the tax withheld from such dividend upon its receipt, in accordance with the terms and subject to the conditions set forth in the Encouragement of Capital Investments Law, 5719-1959, if such company distributes such dividend to its own shareholders and properly withholds tax therefrom. However, with respect to certain dividends, shareholders who are non-Israeli residents will be subject to a special tax rate of 4%.

Any dividend amount that exceeds the gross approved dividends shall be withheld in accordance with the provisions of the Israeli Income Tax Ordinance, [New Version] 5721-1961. In accordance with the provisions of Section 68A of the Israeli Income Tax Ordinance, [New Version] 5721-1961, generally, the aforesaid 4% tax rate shall not apply to a corporation that is a non-Israeli resident, if the controlling shareholder(s) (including holders of 25% or more of any “means of control” (as defined) of such corporation, whether alone or with others, or with another Israeli resident) of such corporation are Israeli resident(s), or if Israeli residents are entitled to 25% or more of the profits or income of such corporation, directly or indirectly, in each case subject to and in accordance with Section 68A). The withholding tax rates may be reduced if the shareholder receives an appropriate approval from the income tax assessor and/or if the shareholder is entitled to relief under a tax treaty, provided that the shareholder submitted the required forms for such purpose.

In connection with the distribution of our ordinary shares to its shareholders in the spin-off, IC will distribute a cash dividend, in the amount of $200 million, which may be less than the amount of tax withheld in connection with the spin-off. For information on the risks related to this cash dividend, see “Item 3D. Risk Factors – Risks Related to the Spin-Off - IC Shareholder Considerations – Shareholders that are subject to Israeli tax and who receive ordinary shares pursuant to the spin-off may need to fund their tax liability with cash from other sources or by selling our ordinary shares.”

The Pre-Ruling Arrangements Regarding the Withholding Tax

In general, and unless explicitly stated in the pre-ruling, the pre-ruling does not determine the classification of a tax event and/or a classification of income and/or of an amount of an income, other than expressly stated therein, for IC’s shareholders and/or the classification for tax purposes of the distribution of our shares by IC, as applicable. Nevertheless, tax shall be withheld in connection with the distribution-in-kind of our ordinary shares in accordance with the pre-ruling.

Pursuant to the pre-ruling, the distribution of our ordinary shares shall first be attributed to the distribution of the approved dividends.

Shares that are not registered with a Nominee Company: IC shall withhold tax with respect to the distribution of dividends in-kind, in the amount of the distribution amount, as defined below, to its shareholders, in accordance with the Israeli Income Tax Regulations (Deduction from Interest, Dividends And Certain Profits) 5766-2005 and subject to the Israeli Encouragement of Capital Investments Law, 5719-1959 and the Israeli Income Tax Ordinance, [New Version] 5721-1961.

Shares that are registered with a Nominee Company: The withholding tax with respect to the distribution of the dividend in-kind, in the amount of the distribution amount payable to shareholders whose shares are held through a nominee company and/or banking corporations, will be in accordance with Income Tax Regulations (Deduction from Interest, Dividends And Certain Profits) 5766-2005, subject to the Israeli Encouragement of Capital Investments Law, 5719-1959 and the Israeli Income Tax Ordinance, [New Version] 5721-1961, and will be conducted by the Members of the TASE and/or banking corporations. IC shall distribute our shares to TASE Members and/or banking corporations, together with a notice stating this is a “gross consideration”, with respect to which tax was not withheld. It should be noted, in addition, that such TASE Members or banking institutions may charge the account(s) of our shareholders with the withholding tax amount applicable to them, or may otherwise be entitled to collect the withholding tax amount from such shareholders, including by way of selling our ordinary shares that will be held by such shareholders.

The “distribution amount”: Shall be determined according to the number of our ordinary shares distributed multiplied by the average closing price of our ordinary shares at the end of the first three trading days on the TASE (after the distribution of the dividend-in-kind). That distribution amount shall constitute the “base cost” of our ordinary shares for the recipients. The “purchase date” of the shares shall be the effective date of the distribution.

Notwithstanding the above, (i) withholding with respect to the distribution-in–kind of our ordinary shares through members of the TASE and/or banking corporations to shareholders who are residents of a country that is a party to a tax treaty with the State of Israel, shall be made in accordance with the provisions specified in such tax treaty, provided that such resident executed a designated ITA form (Form 2402). For the avoidance of doubt, it is clarified that the withholding tax with respect to the distribution in kind of our ordinary shares to a non-Israeli resident, who is not a resident of a reciprocating country and/or to a resident of a reciprocating country who has not signed the forms as aforesaid in this section, shall be at such rate as set forth in the Israeli Income regulations (deduction from interest, dividends and certain profits) 5766-2005, in section 2(b) and 2(c), as the case may be; and (ii) if an IC shareholder presents a valid approval of the ITA with respect to its portion of the distribution-in-kind and/or pursuant to Income Tax Regulations (Deduction from Interest, Dividends And Certain Profits) 5766-2005, the withholding with respect to the amount paid to such shareholder shall be made in accordance with such approval.

With respect to the distribution amount that is attributed to the distribution of the gross approved dividends, the provisions of Sections 47(b)(2)(b) and 51B(c) of the Encouragement of Capital Investments Law, 5719-1959 shall apply, i.e., a tax at the rate of 15% or 4% (the assumption is that Amendment No. 71 of the Encouragement of Capital Investments Law 5719-1959 shall not apply to the distribution), as the case may be, shall be withheld (subject to the provisions of the preceding paragraphs). The remainder of the distribution amount which exceeds the gross approved dividends shall be taxed at a rate that is in accordance with the provisions of the Israeli Income Tax Ordinance, [New Version] 5721-1961 (subject to the provisions of the preceding paragraphs). The attribution of the distribution amount deriving from the gross approved dividends shall be pro-rata to all shareholders of IC.

F.	Dividends and Paying Agents

For a discussion of the declaration and payment of dividends on our ordinary shares, see “Item 10B. Memorandum and Articles of Association – Dividends.”

The paying agent for Kenon’s shares is Computershare Trust Company, N.A.

G.	Statement by Experts

The combined carve-out financial statements of Kenon Holdings, Carve-out as of December 31, 2013, 2012 and January 1, 2012, and for each of the years in the two-year period ended December 31, 2013, have been included herein in reliance upon the reports of Somekh Chaikin, a Member Firm of KPMG International, independent registered public accounting firm, Brightman Almagor Zohar & Co., a Member Firm of Deloitte Touche Tohmatsu, independent registered public accounting firm, and Baker Tilly Virchow Krause, LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firms as experts in accounting and auditing.

The audit report covering the December 31, 2013 combined carve-out financial statements of Kenon Holdings, Carve-out contains an explanatory paragraph that refers to Note 11A of the combined carve-out financial statements regarding the ZIM restructuring completed on July 16, 2014 that will impact ZIM’s capital debt and Kenon Holdings, Carve-out’s holding in ZIM.

The consolidated financial statements of Qoros Automotive Co., Ltd. as of December 31, 2013, 2012 and January 1, 2012, and for each of the years in the two-year period ended December 31, 2013, have been included herein in reliance upon the reports of KPMG Huazhen (Special General Partnership), independent registered public accounting firm appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

H.	Documents on Display

When this registration statement on Form 20-F becomes effective, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers, and under those requirements will file reports with the SEC. Those other reports or other information and this registration statement may be inspected without charge at 1 Temasek Avenue #36-01, Millenia Tower, Singapore 039192 and inspected and copied at the public reference facilities of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at http://www.sec.gov from which certain filings may be accessed.

As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, for so long as we are listed on the NYSE, or any other U.S. exchange, and are registered with the SEC, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on a Form 6-K, unaudited quarterly financial information for the first three quarters of each year.

We will maintain a corporate website. Information contained on, or that can be accessed through, our website does not constitute a part of this registration statement on Form 20-F.

I.	Subsidiary Information

Not applicable.

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk

Our multinational operations expose us to a variety of market risks, which embody the potential for changes in the fair value of the financial instruments or the cash flows deriving from them. Our risk management policies and those of each of our businesses seek to limit the adverse effects of these market risks on the financial performance of each of our businesses and, consequently, on our consolidated financial performance. Each of our businesses bear responsibility for the establishment and oversight of their financial risk management framework and have adopted individualized risk management policies to address those risks specific to their operations.

Our primary market risk exposures are to:

•	currency risk, as a result of changes in the rates of exchange of various foreign currencies (in particular, the Euro and the New Israeli Shekel) in relation to the U.S. Dollar, our functional currency and the currency against which we measure our exposure;

•	index risk, as a result of changes in the Consumer Price Index;

•	interest rate risk, as a result of changes in the market interest rates affecting certain of our businesses’ issuance of debt and related financial instruments; and

•	price risk, as a result of changes in market prices, such as the price of certain commodities (e.g., natural gas and heavy fuel oil).

For further information on our market risks and the sensitivity analyses of these risks, see “Note 29 – Financial Instruments” to our combined carve-out financial statements included in this registration statement.

ITEM 12. Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15. Controls and Procedures

Not applicable.

ITEM  16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert

Not applicable.

ITEM 16B. Code of Ethics

Not applicable.

ITEM 16C. Principal Accountant Fees and Services

Not applicable.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F. Change in Registrant’s Certifying Accountant

None.

ITEM 16G. Corporate Governance

Not applicable.

ITEM 16H. Mine Safety Disclosure

Not applicable.

PART III

ITEM 17. Financial Statements

The consolidated financial statements and the related notes required by this Item 17 are included in this registration statement beginning on page F-1.

ITEM 18. Financial Statements

Not applicable.

ITEM 19. Exhibits

              Index to Exhibits

Exhibit Number	Description of Document

1.1**	Kenon Holdings Ltd.’s Memorandum and Articles of Association

2.1**	Form of Specimen Share Certificate for Kenon Holdings Ltd.’s Ordinary Shares

2.2**	Form of Registration Rights Agreement

4.1**	Form of Sale, Separation and Distribution Agreement, between Israel Corporation Ltd. and Kenon Holdings Ltd.

4.2**	Form of Loan Agreement, between Israel Corporation Ltd. and Kenon Holdings Ltd.

4.3**	English translation of Natural Gas Supply Agreement, dated as of January 2, 2006, as amended, among Kallpa Generación S.A., Pluspetrol Peru Corporation S.A., Pluspetrol Camisea S.A., Hunt Oil Company of Peru L.L.C. Sucursal del Peru, SK Corporation Sucursal Peruana, Sonatrach Peru Corporation S.A.C., Tecpetrol del Peru S.A.C. and Repsol Exploración Peru Sucursal del Peru

4.4**	English translation of Natural Gas Transportation Agreement, dated as of December 10, 2007, as amended, between Kallpa Generación S.A. and Transportadora de Gas del Peru S.A.

4.5**	Turnkey Engineering, Procurement and Construction Contract, dated as of November 4, 2011, among Cerro del Águila S.A., Astaldi S.p.A. and GyM S.A.

4.6**	English translation of Contract of Concession, dated October 23, 2010, as amended, between the Government of Peru and Kallpa Generación S.A., relating to the provision of electric energy services to the public

4.7**†	Joint Venture Contract, dated as of February 16, 2007, as amended, between Wuhu Chery Automobile Investment Co., Ltd. and Quantum (2007) LLC

4.8**	Form of Pledge Agreement, between Israel Corporation Ltd. and Kenon Holdings Ltd.

8.1**	List of significant subsidiaries of Kenon Holdings Ltd.

15.1	Consent of Somekh Chaikin, a Member Firm of KPMG International, Independent Registered Public Accounting Firm of Kenon Holdings Ltd.

15.2	Consent of Brightman Almagor Zohar & Co., a Member Firm of Deloitte Touche Tohmatsu, independent auditor of Tower Semiconductor Ltd.

15.3	Consent of Baker Tilly Virchow Krause, LLP, independent auditor of Petrotec AG

15.4	Consent of KPMG Huazhen (Special General Partnership), independent auditor of Qoros Automotive Co., Ltd.

99.1**	Item 8.A.4 of Form 20-F Waiver Request and Representations

*	To be filed by amendment.
**	Previously filed.
†	Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Exchange Act. Omitted information has been filed separately with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Kenon Holdings Ltd.

By:	/s/ Yoav Doppelt
Name: Yoav Doppelt
Title: Chief Executive Officer

Date: December 30, 2014

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Kenon Holdings and its Subsidiaries

Kenon Holdings

Condensed Interim Combined Carve-out Financial Statements for the Six Months Ended June 30, 2014 and 2013 (Unaudited)

Condensed Interim Combined Carve-Out Statements of Financial Position of Kenon Holdings as of June 30, 2014 and December 31, 2013	F-3

Condensed Interim Combined Carve-Out Statements of Income of Kenon Holdings for the six months ended June 30, 2014 and 2013	F-5

Condensed Interim Combined Carve-Out Statements of Other Comprehensive Income of Kenon Holdings for the six months ended June 30, 2014 and 2013	F-6

Condensed Interim Combined Carve-Out Statements of Changes in Parent Company Investment of Kenon Holdings for the six months ended June 30, 2014 and 2013	F-7

Condensed Interim Combined Carve-Out Statements of Cash Flows of Kenon Holdings for the six months ended June 30, 2014 and 2013	F-8

Notes to the Condensed Interim Combined Carve-Out Financial Statements of Kenon Holdings for the six months ended June 30, 2014 and 2013	F-10

Condensed Interim Combined Carve-out Financial Statements for Years Ended December 31, 2013 and 2012

Affiliate Financial Statements Filed Pursuant to Rule 3-09 of Regulation S-X

Qoros Automotive Co., Ltd.

Condensed Consolidated Interim Financial Information for the Six Months and Three Months Ended June 30, 2014 and 2013 (Unaudited)

Consolidated Statements of Profit or Loss and Other Comprehensive Income of Qoros Automotive Co., Ltd. for the six months and three months ended June 30, 2014 and 2013	F-117

Consolidated Statements of Financial Position of Qoros Automotive Co., Ltd. as of June 30, 2014 and December 31, 2013	F-118

Consolidated Statements of Changes in Shareholders’ Equity of Qoros Automotive Co., Ltd. for the six months ended June 30, 2014 and 2013	F-120

Consolidated Statements of Cash Flows of Qoros Automotive Co., Ltd. for the six months ended June 30, 2014 and 2013	F-121

Notes to the Consolidated Financial Statements of Qoros Automotive Co., Ltd. for the six months and three months ended June 30, 2014 and 2013	F-123

Condensed Consolidated Financial Information for the Years Ended December 31, 2013 and 2012

Kenon Holdings Carve-out

Condensed Interim Combined Carve-out Financial Statements

As at June 30, 2014

(UNAUDITED)

Kenon Holdings, Carve-out

Condensed Interim Combined Carve-out Financial Statements

As at June 30, 2014

(UNAUDITED)

Kenon Holdings, Carve-out

Condensed Interim Combined Carve-out Statements of Financial Position – Unaudited

	June 30 2014	December 31 2013
	$ millions
Current assets
Cash and cash equivalents	473	671
Short-term investments and deposits	124	30
Trade receivables	417	358
Other receivables and debit balances	101	98
Income tax receivable	12	7
Inventories	180	150
Assets of disposal group classified as held for sale (see note 5.A.4.)	280	—

Total current assets	1,587	1,314

Non-current assets
Investments in associated companies	308	540
Deposits, loans and other debit balances, including financial instruments	80	80
Deferred taxes, net	66	28
Property, plant and equipment	4,248	3,860
Intangible assets	202	162

Total non-current assets	4,904	4,670

Total assets	6,491	5,984

The accompanying notes are an integral part of the condensed interim combined carve-out financial statements.

Kenon Holdings, Carve-out

Condensed Interim Combined Carve-out Statements of Financial Position – Unaudited

	June 30 2014	December 31 2013
	$ millions
Current liabilities
Credit from banks and others	619	620
Long-term liabilities reclassified to short-term (see note 5.B.1)	1,506	1,505
Trade payables	562	532
Provisions	32	29
Other payables and credit balances, including financial derivatives	254	219
Income tax payable	8	15
Liabilities of disposal group classified as held for sale (see note 5.A.4.)	129	—

Total current liabilities	3,110	2,920

Non-current liabilities
Loans from banks and others	1,755	1,288
Debentures	677	637
Derivative instruments	17	10
Provisions	6	6
Deferred taxes, net	133	80
Employee benefits	99	91

Total non-current liabilities	2,687	2,112

Total liabilities	5,797	5,032

Parent company investment	398	714
Non-controlling interests	296	238

Total parent company investment and non-controlling interests	694	952

Total liabilities and parent company investment and non-controlling interests	6,491	5,984

The accompanying notes are an integral part of the condensed interim combined carve-out financial statements.

Kenon Holdings, Carve-out

Condensed Interim Combined Carve-out Statements of Income – Unaudited

	For the Six Months ended
	June 30 2014	June 30 2013
	$ millions
Revenues	2,535	2,374
Cost of sales and services	2,206	2,175
Depreciation	117	104

Gross profit	212	95
Selling, general and administrative expenses	140	117
Other expenses	2	25
Other income	(17)	(22)
Gain on bargain purchase (negative goodwill) (see note 5.A.1)	(39)	—
Gain from disposal of investees	(2)	(10)

Operating profit (loss)	128	(15)

Financing expenses	155	147
Financing income	(3)	(4)

Financing expenses, net	152	143

Share in losses of associated companies, net of tax	(47)	(30)

Loss before income taxes	(71)	(188)
Tax expenses	(44)	(29)

Loss for the period	(115)	(217)

Attributable to:
Kenon’s shareholders	(131)	(227)
Non-controlling interests	16	10

Loss for the period	(115)	(217)

The accompanying notes are an integral part of the condensed interim combined carve-out financial statements.

Kenon Holdings, Carve-out

Condensed Interim Combined Carve-out Statements of Other Comprehensive Income – Unaudited

	For the Six Months ended
	June 30 2014	June 30 2013
	$ millions
Loss for the period	(115)	(217)

Items that were or may be reclassified to the Statement of Income
Foreign currency translation differences in respect of foreign operations	(3)	(16)
Change in fair value of derivatives used to hedge cash flows	(5)	(15)
Group’s share in other comprehensive income (loss) of associated companies	1	(4)
Income taxes in respect of components of other comprehensive income	1	5

Total	(6)	(30)

Items that will never be reclassified to the Statement of Income
Actuarial losses, net, from defined benefit plans	(4)	—

Total other comprehensive income (loss) for the period, net of tax	(10)	(30)

Total comprehensive loss for the period	(125)	(247)

Attributable to:
Kenon’s shareholders	(140)	(254)
Non-controlling interests	15	7

Total comprehensive loss for the period	(125)	(247)

The accompanying notes are an integral part of the condensed interim combined carve-out financial statements.

Kenon Holdings, Carve-out

Condensed Interim Combined Carve-out Statements of Changes in Parent Company Investment – Unaudited

	Attributable to the Kenon’s shareholders				Non- controlling interests	Total
	Parent company investment	Translation reserve	Capital reserves	Total
	$ millions
Balance at January 1, 2014	661	74	(21)	714	238	952
Acquisition of a subsidiary with non-controlling interest in a business combination	—	—	—	—	36	36
Dividend to holders of non-controlling interests in a subsidiary	—	—	—	—	(10)	(10)
Issuance of shares of subsidiary to holders of non-controlling interests	—	—	—	—	17	17
Contribution from parent company	124	—	—	124	—	124
Payments to parent company	(300)	—	—	(300)	—	(300)
Income (loss) for the period	(131)	—	—	(131)	16	(115)
Other comprehensive loss for the period, net of tax	(4)	(2)	(3)	(9)	(1)	(10)

Balance at June 30, 2014	350	72	(24)	398	296	694

Balance at January 1, 2013	1,135	91	(13)	1,213	235	1,448
Contribution from parent company	65	—	—	65	—	65
Dividend to holders of non-controlling interests in a subsidiary	—	—	—	—	(19)	(19)
Issuance of shares of subsidiary to holders of non-controlling interests	—	—	—	—	24	24
Income (loss) for the period	(227)	—	—	(227)	10	(217)
Other comprehensive loss for the period, net of tax	—	(20)	(7)	(27)	(3)	(30)

Balance at June 30, 2013	973	71	(20)	1,024	247	1,271

The accompanying notes are an integral part of the condensed interim combined carve-out financial statements.

Kenon Holdings, Carve-out

Condensed Interim Combined Carve-out Statements of Cash Flows – Unaudited

	For the Six Months ended
	June 30 2014	June 30 2013
	$ millions
Cash flows from operating activities
Loss for the period	(115)	(217)
Adjustments:
Depreciation and amortization	128	114
Gain on bargain purchase (negative goodwill) (see note 5.A.1)	(39)	—
Financing expenses, net	151	143
Share in losses of associated companies, net	47	30
Capital gains, net	(7)	(17)
Gain from disposal in investees	(2)	(10)
Share-based payments	3	3
Taxes on income	44	29

	210	75
Change in inventories	(9)	(1)
Change in trade and other receivables	(24)	(60)
Change in trade and other payables	69	26
Change in provisions and employee benefits	(4)	24

	242	64
Income taxes paid, net	(44)	(29)
Dividends received from investments in associates	15	26

Net cash provided by operating activities	213	61

The accompanying notes are an integral part of the condensed interim combined carve-out financial statements.

Kenon Holdings, Carve-out

Condensed Interim Combined Carve-out Statements of Cash Flows – Unaudited

	For the Six Months ended
	June 30 2014	June 30 2013
	$ millions
Cash flows from investing activities
Refund of payments on account of vessels	—	29
Proceeds from sale of property, plant and equipment	17	53
Short-term deposits and loans, net	(95)	57
Business combinations less cash acquired	(32)	2
Investment in associated and other companies	(122)	(71)
Proceeds from sale of associated companies	—	6
Acquisition of property, plant and equipment	(182)	(144)
Acquisition of intangible assets	(6)	(3)
Interest received	2	2
Payments for derivative investments used for hedging, net	(7)	(2)
Settlement of derivatives	(1)	(7)

Net cash used in investing activities	(426)	(78)

Cash flows from financing activities
Dividend paid to non-controlling interests	(9)	(19)
Proceeds from issuance of shares to holders of non-controlling interests in subsidiaries	17	24
Receipt of long-term loans and issuance of debentures	367	36
Repayment of long-term loans and debentures	(121)	(102)
Short-term credit from banks and others, net	45	12
Contribution from parent company	136	65
Payments to parent company	(300)	—
Interest paid	(120)	(85)

Net cash provided by (used in) financing activities	15	(69)

Decrease in cash and cash equivalents	(198)	(86)
Cash and cash equivalents at beginning of the period	671	411
Effect of exchange rate fluctuations on balances of cash and cash equivalents	—	(3)

Cash and cash equivalents at end of the period	473	322

Transactions that do not require the use of cash or cash equivalents
Power plant acquisition Las Flores	108	—

The accompanying notes are an integral part of the condensed interim combined carve-out financial statements.

Kenon Holdings, Carve-out

Notes to the Condensed Interim Combined Carve-out Financial Statements

As at June 30, 2014

Note 1 – Financial Reporting Principles and Accounting Policies

A.	The Reporting Entity

The condensed interim combined carve-out financial statements include certain entities (subsidiaries and associates) (hereinafter – “the Group”) whose shares are held by Israel Corporation Ltd. (hereinafter – “IC”).

B.	The split- up of Israel Corporation’s holdings

The split-up of Israel Corporation’s holdings will involve the contribution of IC’s holdings in I.C. Power Ltd., (hereinafter – “I.C. Power”), Qoros Automotive Co. Ltd. (hereinafter – “Qoros”), ZIM Integrated Shipping Services Ltd. (hereinafter – “ZIM”), Tower Semiconductor Ltd. (hereinafter – “Tower”) and other assets and entities, to Kenon Holdings Ltd. (hereinafter – “Kenon”), a Singapore corporation that was incorporated on March 7, 2014, in exchange for shares of Kenon. Kenon’s shares will, in turn, be distributed to the shareholders of IC as a “dividend in kind”. IC’s debt to banks and debenture holders will remain in IC, and will not be transferred to Kenon.

The split-up is expected to be completed, if completed, by December 31, 2014. IC is taking the necessary actions and steps in order to obtain the required approvals and/or consents for this transaction.

C.	The condensed interim combined carve-out financial statements

The condensed interim combined carve-out financial statements have been derived from the condensed interim combined financial statements of IC. The condensed interim combined financial statements reflect the assets, liabilities, revenues and expenses directly attributable to the Group, as well as allocations deemed reasonable by management, to present the condensed interim combined financial position, results of operations, changes in parent company investment and cash flows of the Group.

The condensed interim combined carve-out financial statements may not necessarily be indicative of Kenon’s financial position, results of operating activities or cash flows had it operated as a separate entity throughout the period presented or for future periods.

Significant allocations and assumptions:

As of the reporting date, the terms of the separation between IC and Kenon with respect to the assets and liabilities that will be transferred, have not been finalized. Management has used the following assumptions in developing the carve-out financial statements.

Allocation of expenses – Management allocated IC general and administrative expenses to the Group for the six months ended June 30, 2014 and 2013 based on the time invested by IC management in the Group’s respective holdings.

Debt and financial instruments – IC’s outstanding debt at the holding company level, other financial instruments and related finance expenses will not be transferred to Kenon and therefore were not reflected in the combined Carve-out Financial Statements.

Guarantees, Loans and Capital notes from IC – Guarantees and loans (including capital notes) from IC to the Group companies that may be transferred to Kenon, were reflected in the combined Carve-out Financial Statements.

Contingent Liabilities – Existing IC contingent liabilities, including those related to litigation, were not transferred to Kenon.

Associates – Investments in associates that will be transferred to Kenon are included in the Carve-out Financial Statements.

Investments – Investments that have been made by IC in investee companies that will be transferred to Kenon, and the financing of the Group, including holding company expenses, for the periods shown, were treated as Contributions from (payments to) Parent Company in the statement of changes in parent company investment.

Kenon Holdings, Carve-out

Notes to the Condensed Interim Combined Carve-out Financial Statements

As at June 30, 2014

Note 1 – Financial Reporting Principles and Accounting Policies (Cont.)

C.	The condensed interim combined carve-out financial statements (Cont.)

Significant allocations and assumptions: (Cont.)

Operating segments – The operating segments disclosures are based on the reporting to IC’s CODM. However, in light of Kenon’s future expected reporting practices to its CODM, Qoros is voluntarily presented as a separate reporting segment.

Earnings per share – Kenon did not issue shares in the reported periods and there has not yet been a decision on the number of shares that will be issued by Kenon. Therefore, the combined carve-out financial statements do not include earnings per share data.

Note 2 – Basis of Preparation of the Financial Statements

A.	Declaration of compliance with International Financial Reporting Standards (IFRS)

The condensed interim combined carve-out financial statements were prepared in accordance with IAS 34, “Financial Reporting for Interim Periods” and do not include all of the information required in complete, annual financial statements. These statements should be read together with the combined carve-out financial statements for the year ended December 31, 2013 (hereinafter – “the Annual Financial Statements”).

The condensed interim combined carve-out financial statements were approved for publication by the Corporation’s Board of Directors on November 3, 2014.

B.	Functional and presentation currency

These condensed interim combined financial statements are presented in US dollars, which is Kenon’s functional currency, and have been rounded to the nearest million, except when otherwise indicated. The US dollar is the currency that represents the principal economic environment in which Kenon and most of its investees operate.

C.	Use of estimates and judgment

The preparation of the condensed interim combined financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Management’s judgment, at the time of implementing the Group’s accounting policies and the main assumptions used in the estimates involving uncertainty, are consistent with those used in preparation of the annual financial statements.

Note 3 – Significant Accounting Policies

A.	The Group’s accounting policies in these condensed interim combined financial statements are the same accounting policies applied in the Annual Financial Statements.

B.	Standards required to be Applied in Later Periods

1)	International Financial Accounting Standard IFRS 15 “Revenues from Contracts with Customers” – the Standard replaces the presently existing guidelines regarding recognition of revenue from contracts with customers and provides two approaches for recognition of revenue: at one point in time or over time. The model includes five stages for analysis of transactions in order to determine the timing of recognition of the revenue and the amount thereof. In addition, the Standard provides new disclosure requirements that are more extensive that those currently in effect.

Kenon Holdings, Carve-out

Notes to the Condensed Interim Combined Carve-out Financial Statements

As at June 30, 2014

Note 3 – Significant Accounting Policies (Cont.)

B.	Standards required to be Applied in Later Periods (Cont.)

The Standard is to be applied for annual periods commencing on January 1, 2017, with the possibility of early adoption. The Standard includes various alternatives with respect to the transitional rules, such that companies may choose one of the following alternatives when applying the Standard for the first time: full retroactive application, full retroactive application with practical relaxations or application of the Standard commencing from the initial application date, while adjusting the balance of the retained earnings as at this date for transactions that have not yet been completed. The Group has not yet commenced examining the impacts of adoption of the Standard on its financial statements.

2)	International Financial Accounting Standard IFRS 9 (2014) “Financial Instruments” – a final version of the Standard, which includes updated provisions for classification and measurement of financial instruments, as well as a new model for measurement of impairment in value of financial assets. These provisions are added to the Section regarding Hedge Accounting – General, which was published in 2013.

The Standard is to be applied for annual periods commencing on January 1, 2018, with the possibility of early adoption. The Standard is to be applied retroactively, except in a number of circumstances. The Group has not yet commenced examining the impacts of adoption of the Standard on its financial statements.

C.	Indices and Exchange Rates

Set forth below is detail regarding the representative exchange rates and the Consumer Price Index:

	“Known” Consumer Price Index	Dollar–RMB Exchange Rate	Dollar–Shekel Exchange Rate	Dollar–Euro Exchange Rate
As at June 30, 2014	119.66	6.20	3.438	0.734
As at June 30, 2013	118.48	6.14	3.618	0.767
As at December 31, 2013	119.89	6.05	3.471	0.726

The change for the six months ended:
June 30, 2014	(0.2%)	2.5%	(1.0%)	1.1%
June 30, 2013	0.7%	(1.4%)	(3.1%)	1.1%

Note 4 – Segment Information

A.	General

The Group’s reportable segments form the Group’s strategic business units. The strategic business units are comprised of different legal entities, and the allocation of resources and evaluation of performance are managed separately. For each of the strategic business units, IC’s chief operating decision maker (CODM) reviews internal management reports on at least a quarterly basis. Regarding Qoros, in light of Kenon’s future expected reporting practices to its CODM, Qoros is voluntarily presented as a separate reporting segment. The following summary describes the legal entities in each of the Group’s operating segments:

1)	ZIM Integrated Shipping Services Ltd. – ZIM operates in the shipping lines’ industry through the use of containers. It operates shipping routes between fixed ports based on set timetables while anchoring in harbors in accordance with a predetermined plan. ZIM also provides significant services that are auxiliary to its shipping activities, such as, delegation, customs clearance, overland transport, distribution, warehousing, insurance, container terminals, marine terminal operation services and logistic services.

2)	I.C. Power Ltd. – I.C. Power through its subsidiary companies, is engaged in the production, operation and sale of electricity in countries in Latin America, the Caribbean region and Israel. It also is engaged in the construction and operation of power stations in Latin America.

Kenon Holdings, Carve-out

Notes to the Condensed Interim Combined Carve-out Financial Statements

As at June 30, 2014

Note 4 – Segment Information (Cont.)

A.	General (Cont.)

3)	Qoros Automotive Co., Ltd. – A China-based automotive company that is jointly-owned with a subsidiary of Chery, a state controlled holding enterprise and large Chinese automobile manufacturing company. Qoros seeks to deliver international standards of quality and safety, as well as innovative features, to the large and fast-growing Chinese market. Qoros’ vision is to build high quality cars for young, modern, urban consumers based upon extensive research and product tailoring. Qoros launched and sold its first car, the Qoros 3 Sedan, in December 2013. Qoros is an associated company.

4)	Other – In addition to the segments detailed above, the Group has other activities, such as a semi-conductor business and renewable energy businesses.

Evaluation of the operating segments performance is based on the EBITDA (except for investments in associates).

Information regarding the results of the activity segments is detailed below. Inter-segment pricing is determined based on transaction prices during the ordinary course of business.

B.	Information regarding reportable segments

Information regarding activities of the reportable segments is set forth in the following table.

	ZIM	I.C. Power	Qoros*	Other	Adjustments	Total
	$ millions
For the six months ended June 30, 2014:
Sales to external customers	1,742	661	—	132	—	2,535

EBITDA for the period	57	168	—	(10)	—	215

Depreciation and amortization	75	50	—	3	—	128
Financing income	(2)	(2)	—	(31)	32	(3)
Financing expenses	109	72	—	6	(32)	155
Share in losses (income) of associated companies	(5)	(13)	68	(3)	—	47
Non-recurring expenses and adjustments	—	(41)	—	—	—	(41)

	177	66	68	(25)	—	286

Income (loss) before taxes	(120)	102	(68)	15	—	(71)
Taxes on income	9	30	—	5	—	44

Income (loss) for the period	(129)	72	(68)	10	—	(115)

*	Associated company

Kenon Holdings, Carve-out

Notes to the Condensed Interim Combined Carve-out Financial Statements

As at June 30, 2014

Note 4 – Segment Information (Cont.)

B.	Information regarding reportable segments (Cont.)

	ZIM	I.C. Power	Qoros*	Other	Adjustments	Total
	$ millions
For the six months ended June 30, 2013:
Sales to external customers	1,895	352	—	127	—	2,374

EBITDA for the period	31	104	—	(12)	—	123

Depreciation and amortization	81	31	—	2	—	114
Financing income	(1)	(3)	—	(22)	22	(4)
Financing expenses	126	32	—	11	(22)	147
Share in losses (income) of associated companies	(4)	(14)	32	16	—	30
Non-recurring expenses and adjustments	24	—	—	—	—	24

	226	46	32	7	—	311

Income (loss) before taxes	(195)	58	(32)	(19)	—	(188)
Taxes on income	10	19	—	—	—	29

Income (loss) for the period	(205)	39	(32)	(19)	—	(217)

*	Associated company

Note 5 – Additional information

A.	I.C. Power Ltd. (hereinafter- “I.C. Power”)

During 2014, Inkia Energy Ltd. (hereinafter- “Inkia”) acquired the following companies:

1.	AEI Nicaragua Holdings Ltd., AEI Jamaica Holdings Ltd. –

On February 18, 2014, Inkia entered into an agreement with AEI Power Ltd. to acquire all of the shares of AEI Nicaragua Holdings Ltd. and AEI Jamaica Holdings Ltd. for a purchase price of $54 million. On March 12, 2014, Inkia took control of AEI Nicaragua Holdings and paid $37 million to AEI Power Ltd. in connection with the acquisition. As a result of the post-closing purchase price adjustments, AEI Power Ltd. refunded $6 million to Inkia on April 14, 2014, therefore, the final purchase price of AEI Nicaragua Holdings was $31 million.

On May 30, 2014, Inkia took control of AEI Jamaica Holdings and paid $17 million to AEI Power Ltd. in connection with the acquisition. As a result of the post-closing purchase price adjustments, Inkia paid an additional $3 million to AEI Power Ltd. on July 1, 2014; therefore, the final purchase price of AEI Jamaica Holdings was $20 million.

As at June 30, 2014 the fair values of the acquired assets and liabilities and the calculation of the gain on bargain purchase has been determined on a provisional basis as permitted according to IFRS 3.

The negative goodwill of $16 million and $23 million, arising from the acquisitions of AEI Nicaragua Holdings Ltd. and AEI Jamaica Holdings Ltd., respectively, are mainly due to the following reasons:

•	Seller´s need to complete the transaction

•	Lack of alternative buyers

Kenon Holdings, Carve-out

Notes to the Condensed Interim Combined Carve-out Financial Statements

As at June 30, 2014

Note 5 – Additional information (Cont.)

A.	I.C. Power Ltd. (hereinafter- “I.C. Power”) (Cont.)

1.	AEI Nicaragua Holdings Ltd., AEI Jamaica Holdings Ltd. – (Cont.)

The following table summarizes the fair value of assets acquired and liabilities assumed at the date of acquisition:

	AEI Nicaragua	AEI Jamaica
	($ Millions)	($ Millions)
Property, plant and equipment	153	38
Intangible	6	4
Deferred income tax assets	10	24
Other assets	74	30
Long-term debt	(127)	(11)
Deferred income tax liabilities	(6)	(25)
Contingencies	(5)	(2)
Withholding tax	(2)	—
Other liabilities	(30)	(8)
Non-controlling interest	(27)	—

Total net assets	46	50
Total consideration	(30)	(27)

Gain on bargain purchase	16	23
Cash consideration	37	17
Post-closing adjustment	(6)	3

Total consideration transferred	31	20
Cash consideration	31	20
Cash and cash equivalent acquired	(19)	(5)

Net cash flow on acquisition	12	15

Inkia has established the value of the acquired assets, liabilities, and contingent liabilities considering a fair value basis on March 12, 2014 and on May 30, 2014, dates in which Inkia took control of AEI Nicaragua and AEI Jamaica Holdings, respectively. The criteria considered to establish the fair value of the main items were the following:

•	Fixed assets were valued considering the market value established by an appraiser;

•	Intangibles consider the preliminary valuation of its Power Purchase Agreements with Nicaraguan government and Jamaica Public Service Company Ltd;

•	Contingent liabilities were determined over the average probability established by third party legal processes;

•	Deferred tax was valued over the temporary differences between the accounting and tax basis of the business combination; and,

•	Non-controlling interest was calculated over a proportional basis of the net assets identified on the acquisition date.

2.	Surpetroil –

On March 12, 2014, Inkia through its subsidiary Samay III signed a share purchase agreement to acquire a 60% stake of Surpetroil, a company involved in power generation, natural gas transport and distribution using Colombia’s stranded gas, as well as a 60% stake in two companies: Surenergy S.A.S. E.S.P. (Colombia) and Surpetroil S.A.S. (Peru) for a total purchase price of $18 million. On March 28, 2014, Inkia took control of Surpetroil. Inkia has determined a provisional goodwill of $ 12 million. The net cash flow on acquisition was $5 million.

Kenon Holdings, Carve-out

Notes to the Condensed Interim Combined Carve-out Financial Statements

As at June 30, 2014

Note 5 – Additional information (Cont.)

A.	I.C. Power Ltd. (hereinafter- “I.C. Power”) (Cont.)

3.	In April 2014, Kallpa Generacion S.A., a subsidiary of Inkia, completed its $114 million purchase of the 193 MW single turbine natural gas fired plant “Las Flores”, located in Chilca, Peru. Las Flores, which commenced its commercial operation in May 2010, permits for a future 190 MW gas-fired expansion and has sufficient space to locate such a facility, as well as a combined cycle expansion, on its existing premises.

At the same date, in April 2014, Kallpa entered into a capital lease agreement with Banco de Credito del Peru for $108 million in order to finance the acquisition of Las Flores from Duke Energy. Under the lease agreement, Kallpa will make quarterly payments beginning in July 2014 until the expiry of the lease in October 2023. The lease bears a fixed interest rate of 7.15% p.a.

4.	On April 30, 2014, Inkia America Holdings Ltd., an indirect subsidiary of I.C. Power, signed, together with I.C. Power, which is a guarantor for the liabilities of the sellers, an agreement for sale of shares with Enersis S.A. Pursuant to the agreement, I.C. Power will sell its shares in Inkia Holdings (Acter) Limited, which holds, indirectly, about 39% of Generandes Peru S.A., the controlling shareholder in Edegel S.A., for a consideration of $413 million.

Upon completion of certain preconditions, the consideration was paid in cash against transfer of the shares and the sale was recorded on September 3, 2014. In respect of the said sale, the Group recorded a gain of $110 million. The sale of Edegel will constitute an “asset sale” under the indenture governing Inkia’s outstanding bonds. That indenture requires that the net proceeds from the sale of Inkia’s interest in Edegel be used, within 365 days of the sale, to acquire assets useful to Inkia’s business, make acquisitions or make capital expenditures, or to repay senior debt, and if the proceeds are not so applied, Inkia is required to use the remaining proceeds to offer to repurchase bonds at 100% of their principal amount plus accrued interest. As the proceeds from the sale will be significant, Inkia may be required to make such an offer, and if such offer is accepted, Inkia’s liquidity will be reduced. In September 2014, Inkia amended its indenture, such that Inkia is now required to apply the net proceeds received from the sale of its indirect interest in Edegel within 30 months of Inkia’s receipt of such net proceeds.

Subsequent to the end of the reporting period, in August 2014, in connection with I.C. Power’s recent sale of its indirect equity interest in Edegel, I.C. Power repaid $127.1 million to Credit Suisse, representing the aggregate principal amount of debt outstanding under Inkia’s $125 million one-year secured credit facility, plus accrued interest.

5.	In May and June 2014, I.C. Power repaid $168 million of intercompany debt owed to IC, repaid $95 million of capital notes to IC, and made a dividend distribution to IC of $37 million. As a result of I.C. Power’s $168 million repayment of loans and $95 million repayment of capital notes to IC, no debt currently exists between I.C. Power and IC. In this report this amount ($300 million) was recorded as a payment to parent company.

6.	On June 22, 2014, I.C. Power signed a financing agreement to raise a Mezzanine Loan comprised of two main facilities:

•	Tranche A – NIS 150 million ($44 million as of June 30, 2014) bridge loan which bears an interest of 4.85% until July 2016 and 7.75% thereafter.

•	Tranche B – NIS 200 million ($58 million as of June 30, 2014) long-term loan bearing an interest rate of 7.75% that shall be repaid on an annual basis until 2029.

On June 29, 2014 funds in the amount of NIS 350 million ($102 million) were received.

7.	Israeli Electricity Reform

In March 2014, the draft recommendations of the steering committee for execution of a reform in Israel Electric Company and in the Israeli electricity industry were published for the public’s comments, which include, among other things: establishment of an independent government company which will manage the system instead of Israel Electric Company, continuing development of the electricity industry by Israel Electric Company and by private producers, setting of a future commercial model for electricity, arranging distribution and supply matters, and

Kenon Holdings, Carve-out

Notes to the Condensed Interim Combined Carve-out Financial Statements

As at June 30, 2014

Note 5 – Additional information (Cont.)

A.	I.C. Power Ltd. (hereinafter- “I.C. Power”) (Cont.)

7.	Israeli Electricity Reform (Cont.)

changing the structure of Israel Electric Company. However, the committee’s interim conclusions will not be implemented since the government did not accept them.

On August 25, 2014, the Public Services Authority – Electricity (hereinafter – “the Authority” or “the Electricity Authority”) published a proposed decision for a hearing in connection with the tariffs for management services with respect to the electricity system (hereinafter – “the Hearing”). Pursuant to the Hearing, electricity tariffs will be imposed on electricity suppliers in respect of system management services as determined in the Hearing. According to the proposed Hearing, the tariffs will apply retroactively commencing from June 1, 2013.

Due to the scope and complexity of the Hearing and the short time between its publication and publication of this report, as well as the need to examine legal questions arising from the Hearing, such as, the authorization of the Authority to impose a tariff retroactively, rights conferred on O.P.C. Rotem Ltd. (hereinafter “OPC”) by force of the tender it won for establishment of the power station, OPC’s management is unable, at this preliminary stage, to estimate the impacts of the Hearing on its business results.

B.	ZIM Integrated Shipping Services Ltd. (hereinafter- “ZIM”)

1.	As further described in Note 11A2 to the annual financial statements, in order to cope with its financial position, ZIM entered into negotiations with its financial creditors and other parties in an attempt to reach a consensual restructuring agreement, structured so as to provide long-term stability to ZIM.

The restructuring was completed, and all conditions precedent were satisfied, on July 16, 2014 (hereinafter: the “effective date of the restructuring”), and all pre-existing financial covenants were annulled. However, in accordance with IAS 1, since the breach of the covenants and the default under the various arrangements existed as at the end of the reporting period, ZIM classified the long-term loans, debentures and liabilities in an amount of $1,506 million as current, notwithstanding that the lenders have not demanded repayment.

As a result of the restructuring, among other things, ZIM’s outstanding indebtedness and liabilities (face value, including future commitments in respect of operating leases, and with regard to those parties participating in the restructuring) were reduced from approximately $3.4 billion to approximately $2 billion.

The main provisions contained in ZIM’s restructuring agreements are:

(a) Partly secured creditors (other than those who elected to enter into the VesselCo arrangement detailed at (c) below) are entitled to new fully secured loans in an amount equal to an agreed value of the assets securing the current existing debt (hereinafter: “Tranche A”). Tranche A debt bears interest at an annual rate of LIBOR + 2.8% and is to be repaid on the earlier of: (i) seven years from the effective date of the restructuring; or (ii) the contractual date of repayment of the original loan with respect to each secured creditor plus approximately sixteen and a half months. The original security shall continue to serve as a first ranking security to the new loan.

In general, if ZIM disposes of a secured vessel at any time prior to the applicable maturity date, all Tranche A debt for that vessel is to be repaid (see also (b) below).

(b) ZIM undertook to scrap eight vessels during the period of sixteen months from the effective date of the restructuring. Accordingly, as at the effective date of the restructuring, such vessels will be classified as held for sale and, as a result, impairment in an amount of $108 million will be recorded in ZIM’s 2014 financial statements under other operating expenses. However, such impairment loss will not have an impact on the Group’s financial

Kenon Holdings, Carve-out

Notes to the Condensed Interim Combined Carve-out Financial Statements

As at June 30, 2014

Note 5 – Additional information (Cont.)

B.	ZIM Integrated Shipping Services Ltd. (hereinafter- “ZIM”) (Cont.)

statements since the loss will be recorded by ZIM immediately prior to the restructuring and will be accounted for by IC as part of the restructuring transaction gain, as further described below.

(c) Certain vessel loan creditors purchased, either directly or indirectly, the vessels secured in their favor, and undertook to lease them back to ZIM on such terms and conditions as agreed in the restructuring agreements (hereinafter: “VesselCo”). Upon the lease-back of these vessels, five of the vessels will be classified as capital leases and three of the vessels will be classified as operating leases.

(d) The unsecured portion of the current existing debt (hereinafter: “the deficiency claim”) entitles creditors to new unsecured debt comprising Series C Notes and, for certain creditors, Series D Notes (hereinafter: “Series C Notes” and “Series D Notes”, respectively), and equity in ZIM (other than with respect to the shipyard’s loan, see (e) below). Both the Series C Notes and the Series D Notes shall bear interest at an annual rate of 3%, and the Series D Notes shall further be entitled to an additional payment in kind (PIK) interest at a rate of 2% per annum. Repayment of the Series C Notes is due on June 20, 2023 and repayment of the Series D Notes is due on June 21, 2023 (the “bullet”). In the event of excess cash, as defined in the restructuring agreement, a mechanism for mandatory prepayments using excess cash flows will be provided for each of the Series C Notes and the Series D Notes. Each of the Series C Notes and the Series D Notes has priority in early repayments resulting from excess cash flow over Tranche A. The Series C Notes have priority in such early repayments over the Series D Notes.

(e) The amount outstanding of the shipyard’s loan, which originally entitled the creditor to a portion in the allocation of ZIM’s shares, has now been converted into an unsecured loan (hereinafter: “Tranche E”). Tranche E will bear interest at an annual rate of 2%, with 1.75% thereof accruing as PIK interest during the first nine years of the loan and, after the first nine years until the end of the twelfth year subject to the full settlement of Tranche A, the Series C Notes and the Series D Notes, interest thereafter will be payable in cash.

(f) New reduced charter hire floor rates and rate adjustment mechanisms were agreed with the ship owners, including related party ship owners. In addition, the ship owners (excluding certain related parties as described in (k) below) are also entitled to ZIM’s Tranche C Notes, Tranche D Notes and ZIM’s equity. Regarding operational leases, which classification upon the restructuring remained unchanged, deferred expenses in the amount equal to the fair value of Series C and D Notes and equity issued to third party ship owners will be recorded as additional charter hire expenses throughout the remaining charter periods.

(g) Five leased vessels currently classified as capital leases are reclassified, in light of the change in lease terms, as operating leases.

(h) The financial creditors and ship owners received shares amounting, in aggregate, to 68% of ZIM’s issued share capital (post-restructuring, after IC’s investment in ZIM as set forth in (j) below).

(i) All of ZIM’s existing shares and options, including any such shares held by IC, became null and void.

(j) IC’s participation in the restructuring is as follows:

1. IC invested an amount of $200 million in ZIM’s share capital, such that following the completion of the restructuring IC holds approximately 32% of ZIM’s issued share capital. This investment will be transferred to Kenon; and

2. IC waived and discharged all ZIM’s liabilities towards it. Such liabilities arose mainly from the 2009 restructuring of ZIM and comprised subordinated debt with a nominal face value of $240 million.

Kenon Holdings, Carve-out

Notes to the Condensed Interim Combined Carve-out Financial Statements

As at June 30, 2014

Note 5 – Additional information (Cont.)

B.	ZIM Integrated Shipping Services Ltd. (hereinafter- “ZIM”) (Cont.)

A waiver in the amount of approximately $13 million (NIS 45 million) deferred debt owed by IC to ZIM in connection with a certain derivative claim shall be terminated, although the debt will be reinstated if the court determines that the waiver was not valid. In such an event, the debt would be repaid following the full repayment of debts under the restructuring (Tranche A, the Series C Notes, the Series D Notes and Tranche E); and

3. IC undertook to provide a credit line to ZIM in the amount of $50 million for a period of two years from the date of completion of the restructuring upon commercial terms and conditions against the debts of ZIM’s customers with a coverage ratio of 2:1, and to the extent necessary, to provide support and/or backing to the entity that is to provide such credit line in order to guarantee the payment thereof. This credit line will not be transferred to Kenon.

In addition, certain related parties waived debt owed to them by ZIM (see also (k) below).

(k) Certain related parties, which have leased vessels to ZIM, agreed to receive a charter rate which, in general, will be $1,000 per day less than that paid to the ship owners who are not related parties for similar vessels.

Also, certain related parties waived their rights to receive their part of the Series C Notes and the Series D Notes and ZIM’s equity, which was primarily attributable to the reduction of the charter hire (see (f) above) in favour of certain third party creditors.

(l) All previous covenants were cancelled and a new set of financial covenants was agreed as follows:

(i) Minimum Liquidity: ZIM is required to meet monthly minimum liquidity (including amounts held in the reserve account available for general corporate purposes) in an amount of at least $125 million (tested on the last business day of each calendar month);

(ii) Fixed Charge Cover: ZIM is required to have a certain Fixed Charge Cover ratio, which is defined as Consolidated EBITDAL to Fixed Charges. EBITDAL means Consolidated EBITDA (the Group’s Consolidated EBITDA after certain adjustments as specifically defined in the facility agreements), after adding back charter hire lease costs. Fixed Charges mean mainly cash interest, scheduled repayments of indebtedness and charter hire lease costs.

This ratio will gradually increase from 1.02:1 on December 31, 2015 to 1.07:1 on December 31, 2018 (based on the previous twelve-month periods). Ratio levels will be tested quarterly from December 31, 2015;

(iii) Total Leverage: ZIM is required to have a certain Total Leverage ratio, which is defined as Total Debt to Consolidated EBITDA. This ratio will gradually decrease from 8.8:1 on June 30, 2015 to 4.9:1 on December 31, 2018 (based on the previous twelve-month periods). Ratio levels will be tested quarterly from June 30, 2015.

On July 16, 2014, upon the completion of the restructuring, as stated above, IC ceased to control ZIM. IC’s derecognition of the investment in ZIM as a subsidiary and IC’s subsequent account of ZIM as an associated company will result in a gain being recorded. As of June 30, 2014 the negative balance of the Group’s investment in subsidiary (net of intercompany loans) was $609 million. The gain will be reported as part of the results from discontinued operations together with ZIM’s post-tax losses for the period.

Execution of IC’s part in the restructuring (as described in (j) above) was subject, inter alia, to updating the terms of the Special State Share, such that it will not restrict the transfer of ZIM’s shares and will not prevent completion of the restructuring with all its conditions due to the restrictions provided by the Special State Share relating to the holding of a minimum fleet of ships owned by ZIM.

Kenon Holdings, Carve-out

Notes to the Condensed Interim Combined Carve-out Financial Statements

As at June 30, 2014

Note 5 – Additional information (Cont.)

B.	ZIM Integrated Shipping Services Ltd. (hereinafter- “ZIM”) (Cont.)

The State of Israel (“State”) and ZIM came to a compromise agreement, which has been validated as a judgment by the Israeli Supreme Court, to update the conditions in relation to ZIM’s Special State Share as described below:

In place of the current situation whereby the State’s consent is required for any transfer of shares granting its owner a holding of 24% or more of ZIM’s share capital, the following arrangement shall be applicable:

1.	The State’s consent shall be required for any transfer of shares granting its owner a holding of 35% or more of ZIM’s share capital.

2.	In addition, any transfer of shares which confers on the holders a holding exceeding 24% but not exceeding 35%, shall require a prior notice to the State. To the extent the States determines that the transfer involves a potential damage to the State’s security or any of its vital interests or if the State did not receive the relevant information in order to formulate a decision regarding the transfer, the State shall be entitled to inform, within 30 days, that it objects to the transfer, and it will be required to reason its objection. In such an event, the transferor shall be entitled to approach a competent court on this matter.

3.	The objection of the State as provided in Section 2 above shall reserve the rights of all sides concerning the claim.

IC determined that the Settlement Agreement substantially maintains the Transferability Condition in relation to the ZIM shares to be owned by IC after the completion of the restructuring.

Set forth below is information regarding the impact of the debt restructuring on the standalone financial statements of ZIM on the date of the arrangement. This impact does not directly apply to the Group’s combined financial statements, since in the Group’s financial statements the restructuring as a whole is expected to be reported in the third quarter financial statements as part of the results from discontinued operations together with ZIM’s post-tax losses for the period:

(a)	Impact on ZIM’s statement of financial position as of June 30, 2014:

Increase (decrease)
(In $ millions)
Total assets	(316)
Total liabilities	(1,166)
Total shareholders’ equity	850

(b)	Impact on ZIM’s statement of income for the six months ended June 30, 2014:

Increase (decrease)
(In $ millions)
Operating income	(239)
Financing income, net	186
Tax benefit	41

(12)

In the opinion of ZIM’s management and its Board of Directors, completion of the Arrangement (restructuring), as detailed above and ZIM’s expected performance in accordance with its business plan, enables ZIM to meet its liabilities and operational needs and to comply with the new set of financial covenants for a period of at least 12 months after the date of the statement of financial position.

2.	Pursuant to proceedings initiated by ZIM before the District Court in Haifa (the “Court”) under Section 350(a) of the Israeli Companies Law, 1999 (the “Companies Law”), the Court confirmed

Kenon Holdings, Carve-out

Notes to the Condensed Interim Combined Carve-out Financial Statements

As at June 30, 2014

Note 5 – Additional information (Cont.)

B.	ZIM Integrated Shipping Services Ltd. (hereinafter- “ZIM”) (Cont.)

on July 15, 2014 the Restructuring arrangement by and among ZIM, its shareholders and holders of rights to receive and/or acquire shares of ZIM (collectively, “Options”). According to said arrangement, on the closing of ZIM’s debt restructuring (the “Closing”), all ZIM’s shares (other than the Special State Share) and options shall become null and void. In addition, pursuant to the Court’s ruling, at the closing of ZIM’s memorandum has been cancelled, and ZIM’s articles of association were replaced by new articles of association.

3.	Subsequent to the date of the report, on August 6, 2014 a petition to proceed with a derivative action (the “Petition”) was provided to the District Court in Tel Aviv by a shareholder of IC against, among others, IC and ZIM. The petitioner argues that the transaction executed by IC in connection with ZIM’s Restructuring is a deviation from the approval of the shareholders and that the condition precedent to the execution of IC’s share in the restructuring regarding the transferability of the shares was not fulfilled. The Petitioner requests to require the defendants (other than IC and ZIM) to either have a shareholders’ meeting to approve IC’s transaction in connection with ZIM’s restructuring, or the payment of compensation to IC in the amount of $27.4 million as a result of the decrease in value of ZIM’s shares due to the non-satisfaction of the condition precedent.

At this preliminary stage, management is unable to estimate the probability of an adverse outcome or the effect of an adverse outcome on the Group’s business, if any. In any event, the derivative claim does not pose a threat of a liability for a monetary amount on the party of the Group.

4.	On February 16, 2014, the National Organization for Marine Officers, the New General Labor Federation (the Histadrut) and others, filed a petition with the Supreme Court sitting as the High Court of Justice, against the Minister of Finance, the Minister of Transportation, the Government Companies Authority and against ZIM and IC as formal respondent, the subject matter of which is issuance of an order that will prevent a business transaction in ZIM in such a manner that will bring about a change/waiver in connection with the “Special State Share” held by the State in ZIM (hereinafter – the Petition).

Subsequent to the date of the report, on July 13, 2014 as per the request of the National Association of Sea Officers of the New General Labor Federation, the Supreme Court, with the consent of ZIM, dismissed the petition, without an award for costs.

C.	Qoros Automotive Co. Ltd. (hereinafter – “Qoros”)

1.	In January 2014, IC (through a subsidiary) and Chery, each invested $41 million, in shares of Qoros.

On June 9, 2014, IC transferred to Qoros an amount of approximately $81 million, by way of a convertible shareholders’ loan and with that has fulfilled its commitment to invest in Qoros in accordance with the business plan, except for a commitment of $4 million, which have not yet been transferred.

The loan shall be converted into Qoros share capital after the obtainment of the requisite approvals from the Chinese authority. In the event that the said approvals will not be obtained, Qoros has undertaken to repay the loan with interest.

2.	In connection with Qoros’ financing agreement dated July 2012, and subsequent to the period of the report, on July 31, 2014, IC provided an irrevocable guarantee in favor of Chery (the “2014 Guarantee”) for half of any amount Chery would be liable to pay under a guarantee provided by Chery to Changshu Port Development and Construction Co., a company located in the district city in which Qoros’ manufacturing plant is located, and that itself had provided a guarantee for such financing. The 2014 Guarantee is in respect of a total of up to RMB 750 million, plus related expenses and interest ($140 million as of August 7, 2014) pursuant to back-to-back conditions agreed to by Chery, and subject to the terms of the guarantee.

Kenon Holdings, Carve-out

Notes to the Condensed Interim Combined Carve-out Financial Statements

As at June 30, 2014

Note 5 – Additional information (Cont.)

C.	Qoros Automotive Co. Ltd. (hereinafter – “Qoros”) (Cont.)

The 2014 Guarantee is in addition to the guarantee provided by IC in connection with the aforementioned financing agreement dated July 2012 up to a sum of RMB 750 million, plus related expenses and interest ($140 million as of August 7, 2014).

3.	Subsequent to the period of this report on July 31, 2014, in order to secure additional funding for Qoros of approximately RMB 1.2 billion ($200 million as of August 7, 2014) IC pledged a portion of its shares (including dividends derived therefrom) in Qoros, in proportion to its share in Qoros’s capital, in favor of the Chinese bank providing Qoros with such financing. Simultaneously, the subsidiary of Chery that holds Chery’s rights in Qoros also pledged a proportionate part of its rights in Qoros. Such financing agreement includes, inter alia, liabilities, provisions regarding covenants, events of immediate payment and/or early payment for violations and/or events specified in the agreement. The lien agreement includes, inter alia, provisions concerning the ratio of securities and the pledging of further securities in certain circumstances, including pledges of up to all of Quantum’s (direct subsidiary of IC) shares in Qoros (or cash), provisions regarding events that would entitle the Chinese Bank to exercise the lien, certain representations and covenants, and provisions regarding the registration and approval of the lien.

Note 6 – Financial Instruments

Fair value

(1)	Fair value compared with book value

The Group’s financial instruments include mainly non-derivative assets, such as: cash and cash equivalents, investments, deposits and short-term loans, receivables and debit balances, investments and long-term receivables; non-derivative liabilities: such as: short-term credit, payables and credit balances, long-term loans, finance leases and other liabilities; as well as derivative financial instruments.

The following table shows in detail the carrying amount and the fair value of financial instrument groups presented in the financial statements not in accordance with or approximate to their fair value.

	As at
	June 30, 2014		December 31, 2013
	Carrying amount	Level 2	Carrying amount	Level 2
	$ millions
Non-convertible debentures	936	1,274	902	1,003
Loans from banks and others	3,430	2,722	2,996	2,148

*	The fair value is measured using the technique of discounting the future cash flows with respect to the principal component and the discounted interest using the market interest rate on the measurement date.

(2)	Hierarchy of fair value

The following table presents an analysis of the financial instruments measured at fair value, using an evaluation method. The various levels were defined as follows:

– Level 1: Quoted prices (not adjusted) in an active market for identical instruments.

– Level 2: Observed data, direct or indirect, not included in Level 1 above.

– Level 3: Data not based on observed market data.

Kenon Holdings, Carve-out

Notes to the Condensed Interim Combined Carve-out Financial Statements

As at June 30, 2014

Note 6 – Financial Instruments (Cont.)

Fair value (Cont.)

(2)	Hierarchy of fair value (Cont.)

See the annual financial statements for data regarding the measurement of the fair value of financial instruments at Level 2 and Level 3.

	As at June 30, 2014
	Level 1	Level 2	Level 3	Total
	$ millions
Liabilities
Derivatives used for accounting hedge	—	28	—	28
Derivatives not used for accounting hedge	—	5	—	5

	—	33	—	33

	As at December 31, 2013
	Level 1	Level 2	Level 3	Total
	$ millions
Liabilities
Derivatives used for accounting hedge	—	21	—	21
Derivatives not used for accounting hedge	—	6	—	6

	—	27	—	27

(3)	Fair value sensitivity analysis of level 3 financial instruments carried at fair value

Despite the fact that the Group believes that the fair values determined for measurement and/or disclosure are appropriate, use of different assumptions or different measurement methods could cause a change in the fair values. Regarding measurement of fair value, a reasonable change in one or more of the assumptions could increase (decrease) the income (loss) and the equity as shown below:

	As at June 30, 2013
	Change in Income (Loss) and Equity
	Increase of 10%	Decrease of 10%
	$ Millions
Change in the discount rate	2	(4)

Change in the standard deviation of the yield to maturity of the debentures	13	(13)

(4)	Financial instruments measured at fair value at Level 3

The following tables present reconciliation between the opening balance and the closing balance in connection with financial instruments measured at fair value at Level 3 in the fair value hierarchy:

	Financial Assets	Financial Liabilities
	Derivatives not used for hedging
	$ Millions
Balance as at January 1, 2013	107	(2)
Total income (losses) recognized in the statement of income under financing expenses	(24)	2

Balance as at June 30, 2013	83	—

Kenon Holdings, Carve-out

Notes to the Condensed Interim Combined Carve-out Financial Statements

As at June 30, 2014

Note 6 – Financial Instruments (Cont.)

Fair	value (Cont.)

	Financial Assets	Financial Liabilities
	Derivatives not used for hedging
	Millions of dollars
Balance as at January 1, 2013	107	(2)
Total income (losses) recognized in the statement of income under financing expenses	(107)	2

Balance as at December 31, 2013	—	—

Note 7 – Events Occurring Subsequent to the Period of the Report

A.	Regarding the closing of ZIM’s debt restructuring – see Note 5. B. 1.

B.	Kenon has established a stock incentive plan for its directors and management. The plan provides grants of Kenon shares, as well as stock options in respect of Kenon’s shares, to management and directors of Kenon or to officers of the Group and IC pursuant to awards, which may be granted by Kenon from time to time, representing up to 3% of the shares of Kenon that will be outstanding upon completion of the spinoff. As of the approval date of these financial statements, Kenon has granted awards of shares to certain members of its management. Such shares shall vest upon the satisfaction of certain conditions, including the recipient’s employment with the group in a specified capacity and Kenon’s listing on each of the U.S. exchanges selected by Kenon and the TASE. The aggregate number of shares that will vest will be determined based upon the aggregate fair value of the grants, as determined in the award documents, divided by the average closing price of Kenon’s shares over the first three trading days commencing upon the listing date. If the conditions are not satisfied prior to December 31, 2015, the grants shall expire, unless otherwise determined by Kenon’s board of directors or its designated committee.

C.	Regarding a derivative action, which was brought in the District Court of Tel Aviv by a shareholder of IC against, among others, IC and ZIM in connection with ZIM’s restructuring – see Note 5. B. 3.

D.	Regarding a new and irrevocable guarantee from IC to Qoros – see Note 5. C. 2.

E.	Regarding the pledge of part of IC’s shares in Qoros – see Note 5. C. 3.

F.	Regarding the approval of the sale of Edegel S.A.A – see Note 5. A. 4.

G.	In August 2014, Kenon received $2.5 million in exchange for issuance of Kenon’s shares.

H.	On September 30, 2014, IC approved an outline for the grant of a shareholder’s loan to Qoros Automotive Co. Ltd. against IC’s release from guarantees it provided in connection with financing taken by Qoros in the total amount of approx. $300 million as of the date of the report. (Under the aforementioned outline, IC shall grant a shareholder’s loan to Qoros during the fourth quarter of 2014 in the total amount of approx. $60 million against a release of half of the guarantees and, during the first quarter of 2015, IC shall grant a shareholder’s loan to Qoros in the total amount of approx. $70 million against the release of most of the remaining guarantees). The aforesaid outline for the grant of shareholder’s loans and release of guarantees will be executed simultaneously by Chery Automobile Co. Ltd, which holds through a subsidiary 50% of the share capital of Qoros, with regards to guarantees which were granted by it in connection with the financing of Qoros. There is no certainty that the said outline shall be signed, or executed in accordance with the conditions details herein. Binding amounts are in RMB.

I.	In September 2014, the board of directors of Qoros approved a revised business plan which adopted a lower sales volume forecast than was previously adopted. As a result, an asset impairment test was performed. The recoverable amount of the cash-generating unit (CGU) to which the fixed assets and intangible assets belong, as at September 30, 2014 is higher than its book value. Therefore, no impairment loss is recognized.

Kenon Holdings, Carve-out

Notes to the Condensed Interim Combined Carve-out Financial Statements

As at June 30, 2014

Note 7 – Events Occurring Subsequent to the Period of the Report (Cont.)

J.	In August 2014, IC Power entered into an agreement to acquire a 100% equity interest in Puerto Quetzal Power representing a capacity of 234 MW spread across three power barges with fuel oil generators, in Guatemala for $35 million. The acquisition, which marks IC Power’s initial entry into the Guatemalan power generation market, closed in September.

K.	In August 2014, IC Power executed a term sheet relating to a $304 million, 7-year syndicated secured loan agreement with Bank of Tokyo, Societe Generale, Sumitomo and HSBC, for the financing of 80% of Samay I’s estimated project expenses. Pursuant to the terms of the term sheet, the loan is expected to have a 75% balloon, with an indicative interest rate of LIBOR + 2.25%.

L.	Kanan Overseas I, Inc. (“Kanan”), a wholly owned subsidiary of IC Power, was awarded a contract to supply energy with a maximum contractual capacity of 86 megawatts for a 5 year term that will be effective starting on July, 2015. For such purpose, Kanan will be developing a project to install and operate thermal generation units with a total capacity of 92 megawatts.

M.	In September 2014, a subsidiary of Inkia updated its five-year budget as a result of a downward trend in its results, combined with anticipated impacts of recent political changes in the country in which the subsidiary operates, which affects the power generation business therein, and expectations of an increase in operating costs and unchanged electricity prices, which will lead to a decrease in its profitability. As a result, Inkia considered a potential impairment in this subsidiary and conducted an impairment analysis using the value in use method and a discount rate of 7.6%.

Accordingly, Inkia determined that the book value of the subsidiary’s assets exceeded its recoverable amount and therefore recorded an impairment loss of $35 million.

Kenon Holdings Carve-out

Combined Carve-out Financial Statements

As at December 31, 2013

Kenon Holdings, Carve-out

Combined Carve-out Financial Statements

As at December 31, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Kenon Holdings Ltd.:

We have audited the accompanying combined carve-out statements of financial position of the carved-out operations of certain holdings of Israel Corporation Ltd. (“Kenon Holdings, Carve-out”) as of December 31, 2013, 2012 and January 1, 2012, and the related combined carve-out statements of income, other comprehensive income, changes in parent company investment and cash flows for each of the years in the two-year period ended December 31, 2013. These combined carve-out financial statements are the responsibility of Kenon Holdings, Carve-out’s management. Our responsibility is to express an opinion on these combined Carve-out financial statements based on our audits.

We did not audit the financial statements of Petrotec AG, a consolidated subsidiary, and Tower Semiconductor Ltd., (a 32 percent, 30.5 percent, and 30.7 percent owned unconsolidated associated company as of December 31, 2013, 2012 and January 1, 2012, respectively). The financial statements of Petrotec AG reflect total assets constituting 1 percent of the combined carved-out total assets as of December 31, 2013, 2012 and January 1, 2012, and total revenues constituting 5 percent of the total combined carved-out total revenues for each of the years in the two–year period ended December 31, 2013. Kenon Holdings, Carve-out’s investment in Tower Semiconductor Ltd. at December 31, 2013, 2012 and January 1, 2012, was $0, $19 million and $35 million, respectively, and its equity in losses of Tower Semiconductor Ltd was $31 million and $22 million for the years 2013, and 2012, respectively. The financial statement of Petrotec AG and Tower Semiconductor Ltd. were audited by other auditors whose reports were furnished to us, and our opinion, insofar as it relates to the amounts included for Petrotec AG and Tower Semiconductor Ltd., is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined carve-out financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined carve-out financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the report of the other auditors, the combined carve-out financial statements referred to above present fairly, in all material respects, the financial position of Kenon Holdings, Carve-out, as defined in Note 1C, as of December 31, 2013, 2012 and January 1, 2012, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We refer to Note 11A of the Carve-out financial statements regarding the ZIM Integrated Shipping Services Ltd. (“ZIM”) restructuring completed on July 16, 2014 that will impact ZIM’s capital debt and Kenon Holdings, Carve-out holdings in ZIM.

/s/ Somekh Chaikin

A member firm of KPMG International

Tel Aviv, Israel

August 13, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of

Tower Semiconductor Ltd.

We have audited the accompanying consolidated balance sheets of Tower Semiconductors Ltd. and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated Financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 23, the consolidated financial statements include a reconciliation of the Company’s financial statements from the prepared basis described above to International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel

February 27, 2014

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Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of

Petrotec AG

Borken, Germany

We have audited the accompanying consolidated balance sheet of Petrotec AG and Subsidiaries (the Company) as of December 31, 2013, 2012 and 2011 and the related consolidated statements of comprehensive income, cash flows and changes in equity for the years ended December 31, 2013 and 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Petrotec AG and Subsidiaries as of December 31, 2013, 2012 and 2011, and the consolidated results of their operations and cash flows for the years ended December 31, 2013 and 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Baker Tilly Virchow Krause, LLP

New York, New York

June 16, 2014

Kenon Holdings, Carve-out

Combined Carve-out Statements of Financial Position

	Note	As at
		December 31		January 1 2012
		2013	2012
		$ millions
Current assets
Cash and cash equivalents	5	671	414	439
Short-term investments and deposits	6	30	89	175
Trade receivables	7	358	323	286
Other receivables and debit balances	8	98	83	93
Income tax receivable		7	15	8
Inventories	9	150	174	161

Total current assets		1,314	1,098	1,162

Non-current assets
Investments in associated companies	10	540	577	542
Deposits, loans and other debit balances, including financial instruments	12	80	193	205
Deferred taxes, net	26	28	26	22
Property, plant and equipment	13	3,860	3,923	3,921
Intangible assets	14	162	161	149

Total non-current assets		4,670	4,880	4,839

Total assets		5,984	5,978	6,001

The accompanying notes are an integral part of the combined carve-out financial statements.

Kenon Holdings, Carve-out

Combined Carve-out Statements of Financial Position

	Note	As at
		December 31		January 1 2012
		2013	2012
		$ millions
Current liabilities
Credit from banks and others	15	620	492	385
Long-term liabilities reclassified to short-term	15	1,505	—	1,571
Trade payables	16	532	458	459
Provisions		29	29	30
Other payables and credit balances, including financial derivatives	17	219	185	208
Income tax payable		15	9	13

Total current liabilities		2,920	1,173	2,666

Non-current liabilities
Loans from banks and others	15	1,288	2,478	893
Debentures	15	637	712	699
Derivative instruments	29	10	10	21
Provisions		6	6	—
Deferred taxes, net	26	80	72	63
Employee benefits	18	91	79	80

Total non-current liabilities		2,112	3,357	1,756

Total liabilities		5,032	4,530	4,422

Parent company investment	20	714	1,213	1,401
Non-controlling interests		238	235	178

Total parent company investment and non-controlling interests		952	1,448	1,579

Total liabilities and parent company investment and non-controlling interests		5,984	5,978	6,001

The accompanying notes are an integral part of the combined carve-out financial statements.

Kenon Holdings, Carve-out
Combined Carve-out Statements of Income

	Note	For the year ended December 31
		2013	2012
		$ millions
Revenues	21	4,812	4,751
Cost of sales and services	22	4,385	4,360
Depreciation		218	208
Derecognition of payments on account of vessels	19.C.1	72	133

Gross profit		137	50
Selling, general and administrative expenses	23	235	221
Gains from disposal of investees	10.C.c	(43)	(7)
Other expenses	24	38	6
Other income	24	(41)	(45)

Operating loss		(52)	(125)

Financing expenses	25	384	238
Financing income	25	(7)	(6)

Financing expenses, net		377	232

Share in income (losses) of associated companies, net of tax	10	(117)	(43)

Loss before income taxes		(546)	(400)
Tax expenses	26	(63)	(40)

Loss for the year		(609)	(440)

Attributable to:
Kenon’s shareholders		(626)	(452)
Non-controlling interests		17	12

Loss for the year		(609)	(440)

The accompanying notes are an integral part of the combined carve-out financial statements.

Kenon Holdings, Carve-out

Combined Carve-out Statements of Other Comprehensive Income

	For the year ended December 31
	2013	2012
	$ millions
Loss for the year	(609)	(440)

Items that were or may be reclassified to the Statement of Income
Foreign currency translation differences in respect of foreign operations	(23)	18
Change in fair value of derivatives used to hedge cash flows	(19)	(1)
Group’s share in other comprehensive income (loss) of associated companies	9	(2)
Income taxes in respect of components of other comprehensive income	6	—

Total	(27)	15

Items that will never be reclassified to the Statement of Income
Actuarial losses, net, from defined benefit plans	(1)	(1)
Income taxes in respect of other components of other comprehensive loss	(2)	—

Total	(3)	(1)

Total other comprehensive income (loss) for the year, net of tax	(30)	14

Total comprehensive loss for the year	(639)	(426)

Attributable to:
Kenon’s shareholders	(654)	(438)
Non-controlling interests	15	12

Total comprehensive loss for the year	(639)	(426)

The accompanying notes are an integral part of the combined carve-out financial statements.

Kenon Holdings, Carve-out

Combined Carve-out Statements of Changes in Parent Company Investment

	Attributable to the Kenon’s shareholders				Non- controlling interests	Total
	Parent company investment	Translation reserve	Capital reserves	Total
	$ millions
Balance at January 1, 2013	1,135	91	(13)	1,213	235	1,448
Share-based payments in a subsidiary	—	—	—	—	1	1
Contribution from parent company	154	—	—	154	—	154
Dividend to holders of non-controlling interests in a subsidiary	—	—	—	—	(28)	(28)
Derecognition of non-controlling interests as at the realization date of subsidiaries	—	—	—	—	(13)	(13)
Issuance of shares of subsidiary to holders of non-controlling interests	—	—	—	—	28	28
Transactions with controlling shareholder	1	—	—	1	—	1
Income (loss) for the year	(626)	—	—	(626)	17	(609)
Other comprehensive loss for the year, net of tax	(3)	(17)	(8)	(28)	(2)	(30)

Balance at December 31, 2013	661	74	(21)	714	238	952

Balance at January 1, 2012	1,336	78	(13)	1,401	178	1,579
Contribution from parent company	212	—	—	212	—	212
Dividend to holders of non-controlling interests in a subsidiary	—	—	—	—	(3)	(3)
Issuance of shares of a subsidiary to holders of non-controlling interests	—	—	—	—	48	48
Transactions with holders of non-controlling interests	—	—	—	—	2	2
Derecognition of non-controlling interests as at the realization date of subsidiaries	—	—	—	—	(2)	(2)
Transactions with controlling shareholder	38	—	—	38	—	38
Income (loss) for the year	(452)	—	—	(452)	12	(440)
Other comprehensive income for the year, net of tax	1	13	—	14	—	14

Balance at December 31, 2012	1,135	91	(13)	1,213	235	1,448

The accompanying notes are an integral part of the combined carve-out financial statements.

Kenon Holdings, Carve-out

Combined Carve-out Statements of Cash Flows

	For the year ended December 31
	2013	2012
	$ millions
Cash flows from operating activities
Loss for the year	(609)	(440)
Adjustments:
Depreciation and amortization	239	235
Impairment of tangible assets and other investments	7	5
Derecognition of payments on account of vessels	72	133
Financing expenses, net	377	232
Share in losses of associated companies, net	117	43
Capital gains, net	(68)	(43)
Share-based payments	4	4
Taxes on income	63	40

	202	209
Change in inventories	17	(15)
Change in trade and other receivables	(122)	(62)
Change in trade and other payables	128	66
Change in provisions and employee benefits	26	(6)

	251	192
Income taxes paid, net	(47)	(47)
Dividends received from investments in associates	53	24

Net cash provided by operating activities	257	169

The accompanying notes are an integral part of the combined carve-out financial statements.

Kenon Holdings, Carve-out

Combined Carve-out Statements of Cash Flows

	For the year ended December 31
	2013	2012
	$ millions
Cash flows from investing activities
Proceeds from refund of payments on account vessels	30	—
Proceeds from sale of property, plant and equipment	96	89
Short-term deposits and loans, net	62	94
Business combinations less cash acquired	(28)	—
Disposal of subsidiary, net of cash disposed of and exit from consolidation	2	3
Proceeds from sale of operations	—	4
Investment in associated and other companies	(154)	(71)
Acquisition of property, plant and equipment	(312)	(400)
Acquisition of intangible assets	(9)	(17)
Interest received	4	7
Collection of long-term loans from associated company	—	3
Proceeds from sale of associated company	50	—
Payments for derivative investments used for hedging, net	(8)	(1)
Settlement of derivatives	(11)	(29)

Net cash used in investing activities	(278)	(318)

Cash flows from financing activities
Dividend paid to non-controlling interests	(28)	(20)
Proceeds from issuance of shares to holders of non-controlling interests in subsidiaries	28	48
Receipt of long-term loans and issuance of debentures	361	376
Repayment of long-term loans and debentures	(214)	(340)
Short-term credit from banks and others, net	172	4
Contribution from parent company	154	212
Settlement of derivatives	—	(2)
Interest paid	(191)	(159)

Net cash provided by financing activities	282	119

Increase (decrease) in cash and cash equivalents	261	(30)
Cash and cash equivalents at beginning of the year	411	438
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(1)	3

Cash and cash equivalents at end of the year	671	411

The accompanying notes are an integral part of the combined carve-out financial statements.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 1 – Financial Reporting Principles and Accounting Policies

A.	The Reporting Entity

The combined carve-out financial statements include certain entities (subsidiaries and associates) (hereinafter – “the Group”) whose shares are held by Israel Corporation Ltd. (hereinafter – “IC”).

B.	The split- up of Israel Corporation’s holdings

The split-up of Israel Corporation’s holdings will involve the contribution of IC’s holdings in I.C. Power Ltd., (hereinafter – “I.C. Power”), Qoros Automotive Co. Ltd. (hereinafter – “Qoros”), ZIM Integrated Shipping Services Ltd. (hereinafter – “ZIM”), Tower Semiconductor Ltd. (hereinafter – “Tower”) and other assets and entities, to Kenon Holdings Ltd. (hereinafter – “Kenon”), a Singapore corporation that was incorporated on March 7, 2014, in exchange for shares of Kenon. Kenon’s shares will, in turn, be distributed to the shareholders of IC as a “dividend in kind.” IC’s debt to banks and debenture holders will remain in IC, and will not be transferred to Kenon.

The split-up is expected to be completed, if completed, during the second half of 2014. IC is taking the necessary actions and steps in order to obtain the required approvals and/or consents for this transaction.

C.	The combined carve-out financial statements

The combined carve-out financial statements have been derived from the consolidated financial statements of IC. The combined financial statements reflect the assets, liabilities, revenues and expenses directly attributable to the Group, as well as allocations deemed reasonable by management, to present the combined financial position, results of operations, changes in parent company investment and cash flows of the Group.

Outstanding balances, investments, transactions and cash flows between Group entities have been eliminated. Certain balances that were eliminated in the consolidation of the financial statements of IC were reinstated in the combined financial statements when they relate to transactions with entities held by IC that will not be transferred to the Group.

The Combined Carve-out Financial Statements may not necessarily be indicative of Kenon’s financial position, results of operating activities or cash flows had it operated as a separate entity throughout the period presented or for future periods.

Significant allocation and assumptions:

As of the reporting date, the terms of the separation between IC and Kenon with respect to the assets and liabilities that will be transferred, has not been finalized. Management has used the following assumptions in developing the carve-out financial statements.

Allocation of expenses – Management allocated IC general and administrative expenses to the Group for the years ended December 31, 2013 and 2012 based on the time invested by IC management in the Group’s respective holdings.

Debt and financial instruments – IC’s outstanding debt at the holding company level, other financial instruments and related finance expenses will not be transferred to Kenon and therefore were not reflected in the combined Carve-out Financial Statements.

Guarantees, Loans and Capital notes from IC – Guarantees and loans (including capital notes) from IC to the Group companies that may be transferred to Kenon, were reflected in the combined Carve-out Financial Statements.

Contingent Liabilities – Existing IC contingent liabilities, including those related to litigation, were not transferred to Kenon.

Associates – Investments in associates that will be transferred to Kenon are included in the Carve-out Financial Statements.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 1 – Financial Reporting Principles and Accounting Policies (Cont.)

C.	The combined carve-out financial statements (Cont.)

Investments – Investments that have been made by IC in investee companies that will be transferred to Kenon, and the financing of the Group, including holding company expenses, for the periods shown, were treated as Contributions from Parent Company in the statement of changes in parent company investment.

Operating segments – The operating segments disclosures are based on the reporting to IC’s CODM. However, in light of Kenon’s future expected reporting practices to its CODM, Qoros is voluntarily presented as a separate segment.

Earnings per share – Kenon did not issue shares in the reported periods and there has not yet been a decision on the number of shares that will be issued by Kenon. Therefore, the combined carve-out financial statements do not include earnings per share data.

D.	Definitions

In these carve-out financial statements -

1.	Subsidiaries – Companies whose financial statements are fully consolidated with those of Kenon, directly or indirectly.

2.	Associates – Companies in which Kenon has significant influence and Kenon’s investment is stated, directly or indirectly, on the equity basis.

3.	Investee companies – subsidiaries and/or associated companies.

4.	Related parties – within the meaning thereof in International Accounting Standard 24 “Related Parties.”

Note 2 – Basis of Preparation of the Financial Statements

A.	Declaration of compliance with International Financial Reporting Standards (IFRS)

The Combined Carve-Out financial statements (“consolidated financial statements”) were prepared by the Group in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”). These are the Group’s first financial statements prepared in accordance with IFRS. The Group applied IFRS 1 First-time Adoption of International Financial Reporting Standards (IFRS) in preparing these consolidated financial statements.

The consolidated financial statements were approved for publication by the Company’s Board of Directors on August 13, 2014.

B.	Functional and presentation currency

These consolidated financial statements are presented in US dollars, which is Kenon’s functional currency, and have been rounded to the nearest million, except when otherwise indicated. The US dollar is the currency that represents the principal economic environment in which Kenon and most of its investees operate.

C.	Basis of measurement

The statements were prepared on the basis of historical cost, with the exception of the following assets and liabilities:

•	Derivative financial instruments.

•	Inventory measured at the lower of cost or net realizable value.

•	Deferred tax assets and liabilities.

•	Provisions.

•	Assets and liabilities in respect of employee benefits.

•	Investments in associates.

For additional information regarding measurement of these assets and liabilities – see Note 3 “Significant Accounting Policies.”

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 2 – Basis of Preparation of the Financial Statements (Cont.)

D.	Use of estimates and judgment

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group’s financial statements requires management of the Group to make assumptions regarding circumstances and events that involve considerable uncertainty. Management prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions made by the Group with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are set forth below:

1.	Useful life of property, plant and equipment

Property, plant and equipment is depreciated using the straight-line method over its estimated useful life.

At every year-end, or more often if necessary, the Group examines the estimated useful life of the property, plant and equipment by comparing it to the benchmark in the relevant industry, taking into account the level of maintenance and functioning over the years. If necessary, on the basis of this evaluation, the Group adjusts the estimated useful life of the property, plant and equipment. A change in estimates in subsequent periods could materially increase or decrease depreciation expenses.

2.	Recoverable amount of non-financial assets and Cash Generating Units

Each reporting date, the Group examines whether there have been any events or changes in circumstances which would indicate impairment of one or more of its non-financial assets or Cash Generating Units (CGUs). When there are indications of impairment, an examination is made as to whether the carrying amount of the non-financial assets or CGUs exceeds their recoverable amount, and if necessary, an impairment loss is recognized. Assessment of the impairment of goodwill and of other intangible assets having an indeterminable life is performed at least once a year or when signs of impairment exist.

The recoverable amount of the asset or CGU is determined based on the higher of the fair value less selling costs of the asset or CGU and the present value of the future cash flows expected from the continued use of the asset or CGU in its present condition, including the cash flows expected upon retiring the asset from service and its eventual sale (value in use).

The future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

The estimates regarding future cash flows are based on past experience with respect to this asset or similar assets (or CGUs), and on the Group’s best possible assessments regarding the economic conditions that will exist during the remaining useful life of the asset or CGU.

The estimate of the future cash flows relies on the Group’s budget and other forecasts. Since the actual cash flows may differ, the recoverable amount determined could change in subsequent periods, such that an additional impairment loss needs to be recognised or a previously recognized impairment loss needs to be reversed.

3.	Fair value of derivative financial instruments

The Group is a party to derivative financial instruments used to hedge foreign currency risks, interest risks and price risks. The derivatives are recorded based on their fair values. The fair value of the derivative financial instruments is determined using acceptable valuation techniques that characterize the different

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 2 – Basis of Preparation of the Financial Statements (Cont.)

D.	Use of estimates and judgment (Cont.)

3.	Fair value of derivative financial instruments (Cont.)

derivatives, maximizing the use of observable inputs. Fair value measurement of long-term derivatives takes into account the counterparties credit risks. Changes in the economic assumptions and/or valuation techniques could give rise to significant changes in the fair value of the derivatives.

4.	Separation of embedded derivatives

The Group exercises significant judgment in determining whether it is necessary to separate an embedded derivative from a host contract. If it is determined that the embedded derivative is not closely related to the host contract and that it is necessary to separate the embedded derivative, this component is measured separately from the host contract as a financial instrument at fair value through profit or loss. Otherwise, the entire instrument is measured in accordance with the measurement principles applicable to the host contract.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss, as financing income or expenses.

5.	Taxes on Income

Deferred tax assets are recorded in connection with unutilized tax losses, as well as with respect to deductible temporary differences. Since such deferred tax assets may only be recognized where it is probable that there will be future taxable income against which said losses may be utilized, use of discretion by Management is required in order to assess the probability that such future taxable income will exist. Management’s assessment is re-examined on a current basis and deferred tax assets are recognized if it is probable that future taxable income will permit recovery of the deferred tax assets.

Note 3 – Significant Accounting Policies

The accounting policies detailed below were applied consistently in all the periods included in these consolidated statements by the Group entities.

A.	Basis for consolidation

(1)	Business combinations

The Group accounts for all business combinations according to the acquisition method.

The acquisition date is the date on which the Group obtains control over an acquiree. Control exists when the Group is exposed, or has rights, to variable returns from its involvement with the acquiree and it has the ability to affect those returns through its power over the acquiree. Substantive rights held by the Group and others are taken into account when assessing control.

The Group recognizes goodwill on acquisition according to the fair value of the consideration transferred less the net amount of the fair value of identifiable assets acquired less the fair value of liabilities assumed.

If the Group pays a bargain price for the acquisition (meaning including negative goodwill), it recognizes the resulting gain in profit or loss on the acquisition date.

Furthermore, goodwill is not adjusted in respect of the utilization of carry-forward tax losses that existed on the date of the business combination.

Costs associated with acquisitions that were incurred by the acquirer in the business combination such as: finder’s fees, advisory, legal, valuation and other professional or consulting fees are expensed in the period the services are received.

(2)	Subsidiaries

Subsidiaries are entities controlled by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control is lost. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 3 – Significant Accounting Policies (Cont.)

A.	Basis for consolidation (Cont.)

(3)	Non-controlling interests

Non-controlling interests comprise the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company, and they include additional components such as: share-based payments that will be settled with equity instruments of subsidiaries and options for shares of subsidiaries.

Transactions with non-controlling interests, while retaining control

Transactions with non-controlling interests while retaining control are accounted for as equity transactions. Any difference between the consideration paid or received and the change in non-controlling interests is included in the directly in parent company investment.

Allocation of comprehensive income to the shareholders

Profit or loss and any part of other comprehensive income are allocated to the owners of the Group and the non-controlling interests. Total comprehensive income is allocated to the owners of the Group and the non-controlling interests even if the result is a negative balance of non-controlling interests.

Furthermore, when the holding interest in the subsidiary changes, while retaining control, the Group re-attributes the accumulated amounts that were recognized in other comprehensive income to the owners of the Group and the non-controlling interests.

Cash flows deriving from transactions with holders of non-controlling interests while retaining control are classified under “financing activities” in the statement of cash flows.

(4)	Loss of control

Upon the loss of control, the Group derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. If the Group retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost. The difference between the sum of the proceeds and fair value of the retained interest, and the derecognized balances is recognized in profit or loss under other income or other expenses. Subsequently the retained interest is accounted for as an equity-accounted investee or as an available-for-sale asset depending on the level of influence retained by the Group in the relevant company.

The amounts recognized in capital reserves through other comprehensive income with respect to the same subsidiary are reclassified to profit or loss or to retained earnings in the same manner that would have been applicable if the subsidiary had itself realized the same assets or liabilities.

(5)	Investments in associates

Associates are entities in which the Group has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20% and 50% of another entity. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

Associates are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The cost of the investment includes transaction costs. The consolidated financial statements include the Group’s share of the income and expenses in profit or loss and of other comprehensive income of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence commences until the date that significant influence ceases.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term interests that form part thereof, is reduced to zero. When the Group’s share of long-term interests that form a part of the investment in the investee is different from its share in the investee’s equity, the Group continues to recognize its share of the investee’s losses, after the equity investment was reduced to zero, according to its economic interest in the long-term interests, after the aforesaid interests were reduced to zero. The recognition of further losses is discontinued except to the extent that the Group has an obligation to support the investee or has made payments on behalf of the investee.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 3 – Significant Accounting Policies (Cont.)

A.	Basis for consolidation (Cont.)

(6)	Loss of significant influence

The Group discontinues applying the equity method from the date it loses significant influence in an associate and it accounts for the retained investment as a financial asset or subsidiary, as relevant.

On the date of losing significant influence, the Group measures at fair value any retained interest it has in the former associate. The Group recognizes in profit or loss any difference between the sum of the fair value of the retained interest and any proceeds received from the partial disposal of the investment in the associate or joint venture, and the carrying amount of the investment on that date.

Amounts recognized in equity through other comprehensive income with respect to such associates are reclassified to profit or loss or to retained earnings in the same manner that would have been applicable if the associate had itself disposed the related assets or liabilities.

(7)	Change in interest held in equity accounted investees while retaining significant influence

When the Group increases its interest in an equity accounted investee while retaining significant influence, it implements the acquisition method only with respect to the additional interest obtained whereas the previous interest remains the same.

When there is a decrease in the interest in an equity accounted investee while retaining significant influence, the Group derecognizes a proportionate part of its investment and recognizes in profit or loss a gain or loss from the sale under other income or other expenses.

Furthermore, on the same date, a proportionate part of the amounts recognized in equity through other comprehensive income with respect to the same equity accounted investee are reclassified to profit or loss or to retained earnings in the same manner that would have been applicable if the associate had itself realized the same assets or liabilities.

(8)	Joint operation

When the Group has rights to the assets and obligations for the liabilities relating to joint arrangements, it recognizes the assets, liabilities, revenues and expenses of the joint arrangement based on its rights in these items, including its share of the items held or incurred jointly. Gains or losses from transactions with joint operations are recognized only at the amount of the share of the other parties in the joint operation. When these transactions provide evidence of impairment of those assets, such losses are fully recognized by the Group.

(9)	Intra-group Transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

B.	Foreign currency

(1)	Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date.

Non-monetary items that are measured in terms of historical cost in denominated a foreign currency are translated using the exchange rate at the date of the transaction.

Foreign currency differences are generally recognized in profit or loss, except for differences relating to qualifying cash flow hedges to the extent the hedge is effective which are recognized in other comprehensive income.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 3 – Significant Accounting Policies (Cont.)

B.	Foreign currency (Cont.)

(2)	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into US dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated into US dollars at exchange rates at the dates of the transactions.

Foreign operation translation differences are recognized in other comprehensive income.

When the foreign operation is a non-wholly-owned subsidiary of the Group, then the relevant proportionate share of the foreign operation translation difference is allocated to the non-controlling interests.

When a foreign operation is disposed of such that control or significant influence is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as a part of the gain or loss on disposal.

Furthermore, when the Group’s interest in a subsidiary that includes a foreign operation changes, while retaining control in the subsidiary, a proportionate part of the cumulative amount of the translation difference that was recognized in other comprehensive income is reattributed to non-controlling interests.

When the Group disposes of only part of its investment in an associate that includes a foreign operation, while retaining significant influence, the proportionate part of the cumulative amount of the translation difference is reclassified to profit or loss.

Generally, foreign currency differences from a monetary item receivable from or payable to a foreign operation, including foreign operations that are subsidiaries, are recognized in profit or loss in the consolidated financial statements.

Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized in other comprehensive income, and are presented within equity in the translation reserve.

C.	Financial instruments

(1)	Non-derivative financial assets

Initial recognition of financial assets

The Group initially recognizes loans and receivables and deposits on the date that they are created. All other financial assets acquired in a regular way purchase, are recognized initially on the trade date on which the Group becomes a party to the contractual provisions of the instrument, meaning on the date the Group undertook to purchase or sell the asset. Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables and cash and cash equivalents.

Derecognition of financial assets

Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Sales of financial assets are recognized on a trade date basis.

See (2) hereunder regarding offsetting of financial assets and financial liabilities.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 3 – Significant Accounting Policies (Cont.)

C.	Financial instruments (Cont.)

(1)	Non-derivative financial assets (Cont.)

Classification of financial assets into categories and the accounting treatment of each category

The Group classifies its financial assets according to the following categories:

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Cash and cash equivalents

Cash and cash equivalents include cash balances available for immediate use and call deposits. Cash equivalents include short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(2)	Non-derivative financial liabilities

Non-derivative financial liabilities include loans and credit from banks and others, debentures, trade and other payables and finance lease liabilities.

Initial recognition of financial liabilities

The Group initially recognizes debt securities issued on the date that they originated. All other financial liabilities are recognized initially on the trade date on which the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Derecognition of financial liabilities

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

Change in terms of debt instruments

An exchange of debt instruments having substantially different terms, between an existing borrower and lender is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value. Furthermore, a substantial modification of the terms of the existing financial liability, or part of it, is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

The terms are considered to be substantially different if the discounted present value of the cash flows according to the new terms, including any commissions paid, less any commissions received and discounted using the original effective interest rate, varies by at least ten percent from the discounted present value of the remaining cash flows of the original financial liability.

In addition to the aforesaid quantitative criterion, the Group examines, inter alia, whether there have also been changes in various economic parameters inherent in the exchanged debt instruments.

Upon the swap of debt instruments with equity instruments, equity instruments issued are regarded as a part of “consideration paid” for purposes of calculating the gain or loss from derecognition of the financial

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 3 – Significant Accounting Policies (Cont.)

C.	Financial instruments (Cont.)

(2)	Non-derivative financial liabilities (Cont.)

Change in terms of debt instruments (Cont.)

liability. The equity instruments are initially recognized at fair value, unless fair value cannot be reliably measured – in which case the issued instruments are measured at the fair value of the derecognized liability. Any difference between the amortized cost of the financial liability and the initial measurement amount of the equity instruments is recognized in profit or loss under financing income or expenses.

Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(3)	Derivative financial instruments, including hedge accounting

The Group companies hold derivative financial instruments for purposes of reducing the exposure to commodity price risks, foreign currency risks, interest risks, and prices of inputs, including separable embedded derivatives.

Hedge accounting

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

The Group makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent.

Measurement of derivative financial instruments

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges

Changes in the fair value of a derivative hedging instrument designated as a cash flow hedge are recognized through other comprehensive income directly in a hedging reserve, to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss. The amount recognized in the hedging reserve is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of income as the hedged item.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized through other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction occurs or is no longer expected to occur. If the forecasted transaction is no longer expected to occur, then the cumulative gain or loss previously recognized in the hedging reserve is recognized immediately in profit or loss. When the hedged item is a non-financial asset, the amount recognized in the hedging reserve is transferred to the carrying amount of the asset when it is recognized. In other cases the amount recognized in the hedging reserve is transferred to profit or loss in the same period that the hedged item affects profit or loss.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 3 – Significant Accounting Policies (Cont.)

C.	Financial instruments (Cont.)

(3)	Derivative financial instruments, including hedge accounting (Cont.)

Economic hedges

Hedge accounting is not applied to derivative instruments that economically hedge financial assets and liabilities denominated in foreign currencies. Changes in the fair value of such derivatives are recognized in profit or loss.

Derivatives that do not serve hedging purposes

The changes in fair value of these derivatives are recognized immediately in profit or loss, as financing income or expense.

Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately if (a) the economic characteristics and risks of the host contract and the embedded derivative are not closely related, (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and (c) the combined instrument is not measured at fair value through profit or loss.

If an instrument has more than one underlying variable, with one underlying variable being a non-financial variable specific to one of the parties, the Group determines whether the instrument is a derivative or not based on its predominant characteristics. If the dominant variable is the non-financial variable specific to one of the parties, the instrument is not a derivative, and therefore is not separated from the host contract. However, if the dominant variable is the financial variable (or non-financial variable that is not specific to one of the parties), the instrument is separated from the host contract and accounted for as a derivative.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(4)	Financial guarantees

A financial guarantee is initially recognized at fair value. In subsequent periods a financial guarantee is measured at the higher of the amount recognized in accordance with the guidelines of IAS 37 and the liability initially recognized after being amortized in accordance with the guidelines of IAS 18. Any resulting adjustment of the liability is recognized in profit or loss.

D.	Property, plant and equipment

(1).	Recognition and measurement

Property plant and equipment items, including the fleet of vessels, are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use and capitalized borrowing costs. Purchased software that is integral to the functionality of the related equipment is recognized as part of that equipment. In addition, payments on account of acquisition of property, plant and equipment are presented as part of the property, plant and equipment.

Spare parts, servicing equipment and stand-by equipment are to be classified as property, plant and equipment assets when they meet the definition in IAS 16, and are otherwise to be classified as inventory.

When major parts of a property, plant and equipment item (including costs of major periodic inspections) have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Changes in the obligation to dismantle and remove the items and to restore the site on which they are located, other than changes deriving from the passing of time, are added to or deducted from the cost of the asset in the period in which they occur. The amount deducted from the cost of the asset does not exceed the balance of the carrying amount, and any balance is recognized immediately in profit or loss.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 3 – Significant Accounting Policies (Cont.)

D.	Property, plant and equipment (Cont.)

(1).	Recognition and measurement (Cont.)

Gains and losses on disposal of a property, plant and equipment item are determined by the difference between the net proceeds from disposal and the carrying amount of the asset.

(2)	Subsequent costs

The cost of replacing part of a property, plant and equipment item and other subsequent expenses are capitalized if it is probable that the future economic benefits associated with them will flow to the Group and their cost can be measured reliably. The carrying amount of the replaced part of a property, plant and equipment item is derecognized. The costs of day-to-day servicing are recognized in profit or loss as incurred.

Significant improvements that extend the useful lives of property, plant and equipment are capitalized as part of the cost of the property, plant and equipment.

(3).	Depreciation

Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life. The depreciable amount is the cost of the asset, or other amount substituted for cost.

An asset is depreciated from the date it is ready for use, meaning the date it reaches the location and condition required for it to operate in the manner intended by management.

Depreciation is recognized in profit or loss (unless the amount is included in the carrying amount of another asset) over the estimated useful lives of each part of the Property, plant and equipment item, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease agreements are depreciated over the shorter of the lease term and their useful lives, unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Freehold land is not depreciated.

The estimated useful lives for the current and comparative periods are as follows:

Years
Buildings	25-40
Facilities, machinery and equipment	8–25
Office furniture and equipment, motor vehicles, computer equipment and other	3–20
Power plants	25–35
Hydro-electric power plants	70–90

The estimated useful lives of vessels, containers, handling equipment and other tangible assets for the current and comparative periods are as follows (taking into account a residual value of 10% of the cost of the assets):

Years
Vessels	25–30
Containers	13
Chassis	30
Other equipment	13
Dry-dock for fleet of owned vessels	Up to 5 years

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 3 – Significant Accounting Policies (Cont.)

E.	Intangible Assets

(1)	Goodwill

Goodwill that arises upon the acquisition of subsidiaries is presented as part of intangible assets. For information on measurement of goodwill at initial recognition, see Paragraph A(1) of this note.

In subsequent periods goodwill is measured at cost less accumulated impairment losses.

(2)	Research and development

Expenditures for research activities are recognized in profit or loss when incurred. A development expenditure is capitalized only if the development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group has the intention and sufficient resources to complete development and to use or sell the asset. The expenditure capitalized in respect of development activities includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in profit or loss as incurred.

In subsequent periods, capitalized development expenditures are measured at cost less accumulated amortization and accumulated impairment losses.

(3)	Other intangible assets

Other intangible assets, that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortization and accumulated impairment losses.

Intangible assets having an indefinite useful life or not yet available for use are measured at cost less accumulated impairment losses.

(4)	Dry-dock for fleet vessels under operating lease

The cost of inspecting the fleet vessels held under a bareboat charter (an operating lease) is amortized over the shorter of the period up to the next inspection or the end of the lease agreement.

(5)	Subsequent expenditure

A subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. Any other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

(6)	Amortization

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset.

Amortization is recognized in profit or loss on a straight-line basis, over the estimated useful lives of the intangible assets from the date they are available for use, since these methods most closely reflect the expected pattern of consumption of the future economic benefits embodied in each asset. Goodwill and intangible assets having an indefinite useful life are not systematically amortized but are tested for impairment at least once a year.

The estimated useful lives for the current period and comparative periods are as follows:

Years
Software costs	5
Capitalized software development costs	5–8
Agreements with customers	8-12
Dry-dock for fleet of leased vessels	Up to 5 years

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 3 – Significant Accounting Policies (Cont.)

E.	Intangible Assets (Cont.)

(6)	Amortization (Cont.)

Amortization methods, useful lives are reviewed at the end of each reporting year and adjusted if appropriate.

The Group examines the useful life of an intangible asset that is not periodically amortized at least once a year in order to determine whether events and circumstances continue to support the decision that the intangible asset has an indefinite useful life.

F.	Leases

(1)	Leased assets

Leases where the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased assets are measured and a liability is recognized at an amount equal to the lower of its fair value and the present value of the minimum lease payments.

Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are classified as operating leases, and the leased assets are not recognized in the Group’s statement of financial position.

(2)	Lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense on a straight-line basis, over the term of the lease. Minimum lease payments made under operating leases are recognized in profit or loss as incurred.

Minimum lease payments made under finance leases are apportioned between the financing expense and the reduction of the outstanding liability. The financing expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Determining whether an arrangement contains a lease

At inception or upon reassessment of an arrangement, the Group determines whether such an arrangement is or contains a lease. An arrangement is a lease or contains a lease if the following two criteria are met:

•	Fulfillment of the arrangement is dependent on the use of a specific asset or assets; and

•	The arrangement contains rights to use the asset.

At inception or upon reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values.

Sale and leaseback

In sale and operating lease back transactions, gains from the sale are recognized in profit and loss where the sales price is equal to the fair value of the asset disposed. In sale and finance lease back transactions any excess of sales proceeds over the carrying amount is deferred and amortized over the lease term.

G.	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the moving average principle, and mainly includes fuel on board.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 3 – Significant Accounting Policies (Cont.)

H.	Borrowing costs

Specific and non-specific borrowing costs are capitalized to qualifying assets throughout the period required for completion and construction until they are ready for their intended use. Non-specific borrowing costs are capitalized in the same manner to the same investment in qualifying assets, or portion thereof, which was not financed with specific credit by means of a rate which is the weighted-average cost of the credit sources which were not specifically capitalized. Foreign currency differences from credit in foreign currency are capitalized if they are considered an adjustment of interest costs. Other borrowing costs are expensed as incurred.

I.	Impairment

(1)	Non-derivative financial assets

A financial asset not carried at fair value through profit or loss is tested for impairment when objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Evidence of impairment of debt instruments

The Group considers evidence of impairment for loans, trade receivables and other receivables per specific asset. All individually significant trade receivables, loans and other receivables are assessed for specific impairment.

Accounting for impairment losses of financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in a provision for loss against the balance of the financial asset measured at amortized cost.

Reversal of impairment loss

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized (such as repayment by the debtor). For financial assets measured at amortized cost, the reversal is recognized in profit or loss.

(2)	Non- financial assets

Timing of impairment testing

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

Once a year and on the same date, or more frequently if there are indications of impairment, the Group estimates the recoverable amount of each cash generating unit that contains goodwill, or intangible assets that have indefinite useful lives or not yet available for use.

Determining cash-generating units

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

Measurement of recoverable amount

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 3 – Significant Accounting Policies (Cont.)

I.	Impairment (Cont.)

(2)	Non- financial assets (Cont.)

Measurement of recoverable amount (Cont.)

present value using a pre-tax discount rate that reflects the assessments of market participants regarding the time value of money and the risks specific to the asset or cash-generating unit, for which the estimated future cash flows from the asset or cash-generating unit were not adjusted.

Allocation of goodwill to cash generating units

Subject to an operating segment ceiling test (before the aggregation of similar segments), for the purposes of goodwill impairment testing, cash-generating units to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. When goodwill is not monitored for internal reporting purposes, it is allocated to operating segments (before the aggregation of similar segments) and not to a cash-generating unit (or group of cash-generating units) lower in level than an operating segment.

Goodwill acquired in a business combination is allocated to groups of cash-generating units, including those existing in the Group before the business combination, that are expected to benefit from the synergies of the combination.

For purposes of goodwill impairment testing, when the non-controlling interests were initially measured according to their relative share of the acquiree’s net assets, the carrying amount of the goodwill is adjusted according to the rate the Group holds in the cash-generating unit to which the goodwill is allocated.

Recognition of impairment loss

An impairment loss is recognized if the carrying amount of an asset or cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in profit or loss. With respect to cash-generating units that include goodwill, an impairment loss is recognized when the carrying amount of the cash-generating unit, after including the balance of goodwill, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the cash-generating unit on a pro rata basis.

Reversal of impairment loss

An impairment loss in respect of goodwill is not reversed. In respect of other assets, for which impairment losses were recognized in prior periods, an assessment is performed at each reporting date for any indications that these losses have decreased or no longer exist. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(3)	Investments in associates

An investment in an associate is tested for impairment when objective evidence indicates there has been impairment (as described in Paragraph (1) above).

If objective evidence indicates that the value of the investment may have been impaired, the Group estimates the recoverable amount of the investment, which is the greater of its value in use and its net selling price. In assessing value in use of an investment in an associate, the Group either estimates its share of the present value of estimated future cash flows that are expected to be generated by the associate, including cash flows from operations of the associate and the consideration from the final disposal of the investment, or estimates the present value of the estimated future cash flows that are expected to be derived from dividends that will be received and from the final disposal.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 3 – Significant Accounting Policies (Cont.)

I.	Impairment (Cont.)

(3)	Investments in associates (Cont.)

An impairment loss is recognized when the carrying amount of the investment, after applying the equity method, exceeds its recoverable amount, and it is recognized in profit or loss. An impairment loss is not allocated to any asset, including goodwill that forms part of the carrying amount of the investment in the associate.

An impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of the investment after the impairment loss was recognized, and only to the extent that the investment’s carrying amount, after the reversal of the impairment loss, does not exceed the carrying amount of the investment that would have been determined by the equity method if no impairment loss had been recognized.

J.	Employee Benefits

The Group has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance companies or with funds managed by a trustee, and they are classified as defined contribution plans and as defined benefit plans.

1.	Defined contribution plans

A defined contribution pension plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which related services are rendered by employees.

2.	Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan.

The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (assets). The discount rate is the yield at the reporting date on Government debentures denominated in the same currency, that have maturity dates approximating the terms of the Group’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the calculation results in a net asset for the Group, an asset is recognized up to the net present value of economic benefits available in the form of a refund from the plan or a reduction in future contributions to the plan. An economic benefit in the form of refunds or reductions in future contributions is considered available when it can be realized over the life of the plan or after settlement of the obligation.

Gains or losses resulting from settlements of a defined benefit plan are recognized in profit or loss. Such gains or losses include any resulting change in the present value of the obligation; any resulting change in the fair value of plan assets and any unrecognized actuarial gains and losses and past service cost.

The Group recognizes immediately, directly in other comprehensive income, all actuarial gains and losses arising from defined benefit plans.

3.	Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 3 – Significant Accounting Policies (Cont.)

J.	Employee Benefits (Cont.)

3.	Termination benefits (Cont.)

redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value. The discount rate is the yield at the reporting date on Government debentures denominated in the same currency, that have maturity dates approximating the terms of the Group’s obligations.

4.	Other long-term benefits

The Group’s net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on long-term government bonds that have maturity dates approximating to the terms of the Group’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in profit or loss in the period in which they arise.

5.	Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. The employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on when the Group expects the benefits to be wholly settled.

K.	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The Group recognizes a reimbursement asset if, and only if, it is virtually certain that the reimbursement will be received if the Group settles the obligation. The amount recognized in respect of the reimbursement does not exceed the amount of the provision.

Legal claims

A provision for claims is recognized if, as a result of a past event, the Group has a present legal or constructive obligation and it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of obligation can be estimated reliably.

L.	Revenue recognition

(1)	Revenue from voyages and accompanying services

Revenue from cargo traffic is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed for each cargo by reference to the time-based proportion.

The operating expenses related to cargo traffic are recognized immediately as incurred. If the incremental expenses related to the cargo exceed the related revenue, the loss is recognized immediately in the income statement.

(2)	Revenue from sale of electricity

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue comprises the fair value for the sale of electricity, net of value-added-tax, rebates and discounts and after eliminating sales within the Group.

Revenues from the sale of energy are recognized in the period during which the sale occurs. Revenues from the power generation are recorded based upon output delivered and capacity provided at rates specified under contract terms.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 3 – Significant Accounting Policies (Cont.)

L.	Revenue recogihnition (Cont.)

(3)	Revenue from sale of biodiesel

Revenues are recorded if the material risks and rewards associated with ownership of the goods/merchandise sold have been assigned to the buyer. This usually occurs upon the delivery of products and merchandise.

Revenue is recorded to the extent that it is probable that the economic benefits will flow to the Group and the amount of the revenues can be reliably measured.

M.	Lease payments

(1)	Operating lease payments

Payments made under operating leases are recognized in profit and loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

(2)	Finance lease payments

Minimum lease payments are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

N.	Financing Income and Expenses

Financing income includes income from interest on amounts invested and gains from exchange rate differences. Interest income is recognized as accrued, using the effective interest method.

Financing expenses include interest on loans received, changes in the fair value of derivatives financial instruments presented at fair value through profit or loss, and exchange rate losses. Borrowing costs, which are not capitalized, are recorded in the income statement using the effective interest method.

In the statements of cash flows, interest received is presented as part of cash flows from investing activities. Dividends received are presented as part of cash flows from operating activities. Interest paid and dividends paid are presented as part of cash flows from financing activities. Accordingly, financing costs that were capitalized to qualifying assets are presented together with interest paid as part of cash flows from financing activities.

Gains and losses from exchange rate differences and gains and losses from derivative financial instruments are reported on a net basis as financing income or expenses, based on the fluctuations on the rate of exchange and their position (net gain or loss).

O.	Taxes on Income

Income tax comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that they relate to a business combination, or are recognized directly in equity or in other comprehensive income to the extent they relate to items recognized directly in equity or in other comprehensive income.

Current taxes

Current tax is the expected tax payable (or receivable) on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date. Current taxes also include taxes any tax arising from dividends.

Uncertain tax positions

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more probable than not that the Group will have to use its economic resources to pay the obligation.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 3 – Significant Accounting Policies (Cont.)

O.	Taxes on Income (Cont.)

Deferred taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences:

•	The initial recognition of goodwill,

•	The initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss,

•	Differences relating to investments in subsidiaries, joint arrangements and associates, to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future, either by way of selling the investment or by way of distributing dividends in respect of the investment.

The measurement of deferred tax reflects the tax consequences that would follow the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for unused tax losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Offsetting of deferred tax assets and deferred tax liabilities

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized concurrently.

Additional tax on dividend distribution

The Group may be required to pay additional tax if a dividend is distributed by Group companies. This additional tax was not included in the financial statements, since the policy of the Group companies is to not distribute a dividend which creates an additional tax liability for the recipient company in the foreseeable future.

In such cases that an investee company is expected to distribute a dividend from profits involving additional tax for the Group, the Group creates a tax provision in respect of the additional tax it may be required to pay in respect of the dividend distribution.

Additional income taxes that arise from the distribution of dividends by the Group are recognized in profit or loss at the same time that the liability to pay the related dividend is recognized.

P.	Transactions with a Controlling Shareholder

Assets, liabilities and benefits with respect to which a transaction is executed with a controlling shareholder are measured at fair value on the transaction date. The Group records the difference between the fair value and the consideration in the transactions with the parent company investment.

Q.	Indices and Exchange Rates

Balances in foreign currency or linked thereto are included in the financial statements based on the representative rates of exchange as at the balance sheet date. Balances linked to the Consumer Price Index (CPI) are included based on the index applicable to each linked asset or liability.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 3 – Significant Accounting Policies (Cont.)

Q.	Indices and Exchange Rates (Cont.)

Set forth below is detail regarding the representative exchange rates and the Consumer Price Index:

	“Known” Consumer Price Index	Dollar–RMB Exchange Rate	Dollar–Shekel Exchange Rate	Dollar–Euro Exchange Rate
As at December 31, 2013	119.89	6.05	3.471	0.726
As at December 31, 2012	117.64	6.23	3.733	0.759
As at January 1, 2012	115.97	6.31	3.821	0.774

The change for the year ended:
December 31, 2013	1.9%	(2.9%)	(7.0%)	(4.3%)
December 31, 2012	1.4%	(1.2%)	(2.3%)	(1.9%)

Note 4 – Determination of Fair Value

As part of its accounting policies and disclosure requirements, the Group is required to determine the fair value of both financial and non-financial assets and liabilities. The fair values have been determined for purposes of measurement and/or disclosure based on the following methods. Additional information regarding the assumptions used in determining the fair values is disclosed in the notes relating to that asset or liability.

A.	Cash Generating Unit for impairment testing

See Note 13.

B.	Derivatives

See Note 29F regarding “Financial Instruments.”

C.	Non-derivative financial liabilities

Non-derivative financial liabilities are measured at fair value, at initial recognition and for disclosure purposes, at each reporting date.

Fair value for disclosure purposes, is determined based on the quoted trading price in the market for traded debentures, whereas for non-traded loans, debentures and other financial liabilities is determined by discounting the future cash flows in respect of the principal and interest component using the market interest rate as at the date of the report.

Note 5 – Cash and Cash Equivalents

	As at
	December 31		January 1 2012
	2013	2012
	$ millions
Cash in banks	559	280	346
Demand deposits	112	134	93

Cash and cash equivalents	671	414	439
Banks overdrafts used for cash management purposes	—	(3)	(1)

Cash and cash equivalents for purposes of the statement of cash flows	671	411	438

The Group’s exposure to credit risk, interest rate risk and currency risk and a sensitivity analysis with respect to the financial assets and liabilities is detailed in Note 29 “Financial Instruments”.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 6 – Short-Term Investments and Deposits

	As at
	December 31		January 1 2012
	2013	2012
	$ millions
Short-term bank deposits *	27	89	175
Other	3	—	—

	30	89	175

*	Includes deposits and restricted accounts in the amount of $26 million (December 31, 2012 – $82 million, January 1, 2012 – $86 million).

Note 7 – Trade Receivables

	As at
	December 31		January 1 2012
	2013	2012
	$ millions
Open accounts	364	330	293
Less – allowance for doubtful debts	6	7	7

	358	323	286

Note 8 – Other Receivables and Debit Balances

	As at
	December 31		January 1 2012
	2013	2012
	$ millions
Government agencies	8	10	33
Insurance recoveries	20	18	13
VAT	15	9	10
Advances to suppliers	6	5	4
Prepaid expenses	25	15	11
Other receivables	24	26	22

	98	83	93

Note 9 – Inventories

	As at
	December 31		January 1 2012
	2013	2012
	$ millions
Fuel	107	119	131
Finished goods, work in progress and raw materials	21	34	16
Maintenance materials and spare parts	22	21	14

	150	174	161

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 10 – Associated Companies

A.	Condensed information regarding significant associated companies

1.	Condensed financial information with respect to the statement of financial position

	Tower			Qoros			Generandes
	December 31		January 1	December 31		January 1	December 31		January 1
	2013	2012	2012	2013	2012	2012	2013	2012	2012
	$ millions
Principal place of business	International**			China			Peru

Proportion of ownership interest	32%*	30.5%*	30.7%*	50%			39%

Current assets	290	298	266	303	227	168	199	168	145
Non-current assets	404	503	581	1,228	559	245	1,454	1,612	1,544
Current liabilities	(140)	(169)	(230)	(628)	(126)	(69)	(209)	(169)	(170)
Non-current liabilities	(492)	(488)	(447)	(499)	(294)	(1)	(500)	(599)	(614)
Non-controlling interests	—	—	—	—	—	—	(445)	(479)	(426)

Total net assets attributable to the Group	62	144	170	404	366	343	499	533	479

Share of Group in net assets	20	43	52	202	183	172	194	208	187
Adjustments	(20)	(24)	(17)	24	24	7	82 ***	90 ***	86 ***

Book value of investment	—	19	35	226	207	179	276	298	273

*	The ownership percentage assumes the impact of the conversion of convertible capital notes and shares.
**	Incorporated in Israel.
***	Primarily reflects goodwill associated with the purchase of Generandes.

2.	Condensed financial information with respect to the results of operations

	Tower		Qoros		Generandes
	For the year ended December 31
	2013	2012	2013	2012	2013	2012
	$ millions
Revenues	505	639	2	—	512	598

Income (loss)	(109)	(66)	(255)	(108)	86	79
Other comprehensive income (loss)	(12)	(6)	22	4	—	—

Total comprehensive income (loss)	(121)	(72)	(233)	(104)	86	79

Share of Kenon in comprehensive income (loss)	(39)	(22)	(117)	(52)	33	31
Adjustments	8	—	—	(7)	(3)	—

Share of Kenon in comprehensive income (loss) presented in the books	(31)	(22)	(117)	(59)	30	31

Dividends received	—	—	—	—	26	15

B.	Associated companies that are individually immaterial

	Associated Companies
	As at
	December 31		January 1 2012
	2013	2012
	$ millions
Book value of investments as at December 31	38	53	55

Share of Group in loss	10	5
Share of Group in other comprehensive loss	—	—

Share of Group in total comprehensive loss	10	5

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 10 – Associated Companies (Cont.)

C.	Additional information

a.	Qoros Automotive Co. Ltd. (hereinafter – “Qoros”)

i.	As at December 31, 2013, IC holds, through a wholly-owned and controlled company, the shares of Qoros in a 50/50 joint venture with a Chinese vehicle manufacturer – Chery Automobiles Limited (hereinafter – “Chery”), which is engaged in manufacture of vehicles using advanced technology, and marketing and distribution of the vehicles worldwide under a quality brand name.

ii.	In 2013 and 2012, IC (through a subsidiary) and Chery, each invested $138 million and $60 million, respectively, in the shares of Qoros.

As at December 31, 2013, the balance of IC’s investment in Qoros amounts to $226 million (December 31, 2012 – $207 million). Subsequent to the date of the report, in January 2014, IC (through a subsidiary) and Chery, each invested $41 million, in shares of Qoros.

iii.	In July 2012, Chery provided a guarantee to the banks, in the amount of 1.5 billion RMB ($242 million), in connection with an agreement with the banks to provide Qoros a loan, in the amount of 3 billion RMB ($482 million). In a back-to-back arrangement IC committed to Chery to pay half of every amount it will be required to pay with respect to the above-mentioned guarantee. IC and Kenon are discussing whether Kenon will assume any liabilities to IC in respect of back-to-back guarantees in connection with the spinoff. The fair value of the guarantee has been recorded in the financial statements.

As at December 31, 2013, the banks had provided Qoros loans in the amount of 2.9 billion RMB ($475 million) (out of a total of 3 billion RMB ($482 million) (December 31, 2012 – 1,632 million RMB ($259 million)). The loans include a requirement to comply with financial covenants. In 2013, Qoros obtained approval from the banks that compliance with the financial covenants is not required for 2013 and 2014. After Qoros enters into a continuous and sustained operating period, a request for adjustment of the financial covenants, as necessary, can be submitted to the syndicated loan group for consideration. The fair value of the guarantee has been recorded in the combined carve-out financial statements.

iv.	As at December 31, 2013, Qoros had net current liabilities in the amount of RMB 1,996 ($327 million).

The management of Qoros has given careful consideration to the future liquidity of Qoros and its available sources of finance in assessing whether Qoros will have sufficient financial resources to continue as a going concern.

Based on Qoros’ 2013 business plan, cash flow forecast and unutilized bank loan facilities, the directors of Qoros believe Qoros will generate sufficient cash flows to meet its liabilities as and when they fall due in the next twelve months. In preparing the cash flow forecast, Qoros’ directors took into account the further capital injection being planned by Qoros’ investors (see section vi below) and the further loan facilities expected from banks. Qoros’ directors believe that the investors and banks will continue to provide support to Qoros. Therefore, they are of the opinion that the assumptions which are included in the cash flow forecast are reasonable. Accordingly, the consolidated financial statements of Qoros have been prepared on a going concern basis. If for any reason Qoros is unable to continue as a going concern, then this could have an impact on Qoros’ ability to realize assets at their recognized values and to settle liabilities in the normal course of business at the amounts stated in the consolidated financial statements of Qoros.

In 2014, IC is carrying on negotiations with respect to provision of a commitment to Chery, to pay to Chery half of every amount it will be required to pay in connection with the guarantee provided by Chery to Qoros in the aggregate amount of RMB 750 million (about $121 million), plus accompanying expenses similar to the guarantee it provided in 2012, on a back-to-back basis (which backs up an agreement covering a loan Qoros took out from financing banks, in the amount of RMB 3 billion (about $462 million), which was signed in 2012). In addition, IC is carrying on contacts for provision of collateral (including by means of placing a lien on shares of

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 10 – Associated Companies (Cont.)

C.	Additional information (Cont.)

a.	Qoros Automotive Co. Ltd. (Cont.)

Qoros held, indirectly, by IC) for additional financing that is required for Qoros, based on IC’s relative share in the equity of the joint venture, in the amount of RMB 600 million (about $97 million).

Pursuant to the estimate of Qoros’ management, Qoros will require additional long term financing in 2014, in the amount of RMB 1.2 billion (about $194 million). The financing banks may require collateral from the shareholders of the joint venture, in connection with provision of financing, in whole or in part, as stated. The terms of the financing of the two loans, as detailed above, have not yet been agreed to.

In the estimation of Qoros, the guarantee it provided in 2012 and the other guarantee with respect to which IC is carrying on contacts, as stated above (which backs up a loan of RMB 3 billion (about $462 million)), will be cancelled by end of the first quarter of 2015. Cancellation of the guarantees, as stated, is contingent on approvals from the financing bank and there is no certainty that, in fact, they will be cancelled, in whole or in part, and within the timetables, as stated.

v.	The intangible assets in Qoros include development costs which were capitalized in the amount of RMB 2,051 million ($336 million) during 2013, (2012: RMB 869 million ($142 million)).

vi.	Subsequent to the period of the report, on June 9, 2014, IC transferred to Qoros an amount of approximately $81 million, by way of a convertible shareholders’ loan and with that has fulfilled its commitment to invest in Qoros in accordance with the business plan, except for a commitment of $4 million, which have not yet been transferred.

The loan shall be converted into Qoros share capital after the obtainment of the requisite approvals from the Chinese authority. In the event that the said approvals will not be obtained, Qoros has undertaken to repay the loan with interest. Additionally, Qoros is also in the process of negotiating a new RMB 1.2 billion (approximately $194 million) syndicated credit facility, and Kenon may, in connection with Qoros’ entry into such facility provide the lenders with collateral in the form of a partial pledge of Kenon’s equity interests in Qoros.

vii.	In connection with Qoros’ financing agreement dated July 2012, and subsequent to the period of the report, on July 31, 2014, IC provided an irrevocable guarantee in favor of Chery (the “2014 Guarantee”) for half of any amount Chery would be liable to pay under a guarantee provided by Chery to a company located in the district city in which Qoros’s manufacturing plant is located, and that itself had provided a guarantee for such financing. The 2014 Guarantee is in respect of a total of up to RMB 750 million, plus related expenses and interest ($140 million as of August 7, 2014) pursuant to back-to-back conditions agreed to by Chery, and subject to the terms of the guarantee.

The 2014 Guarantee is in addition to the guarantee provided by IC in connection with the aforementioned financing agreement dated July 2012 up to a sum of RMB 750 million, plus related expenses and interest ($140 million as of August 7, 2014).

viii.	Subsequent to the period of the report on July 31, 2014, in order to secure additional funding for Qoros of approximately RMB 1.2 billion ($200 million as of August 7, 2014) IC pledged a portion of its shares (including dividends derived therefrom) in Qoros, in proportion to its share in Qoros’s capital, in favor of the Chinese bank providing Qoros with such financing. Simultaneously, the subsidiary of Chery that holds Chery’s rights in Qoros also pledged a proportionate part of its rights in Qoros. Such financing agreement includes, inter alia, liabilities, provisions regarding covenants, events of immediate payment and/or early payment for violations and/or events specified in the agreement. The lien agreement includes, inter alia, provisions concerning the ratio of securities and the pledging of further securities in certain circumstances, including pledges of up to all of Quantum’s shares in Qoros (or cash), provisions regarding events that would entitle the Chinese Bank to exercise the lien, certain representations and covenants, and provisions regarding the registration and approval of the lien.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 10 – Associated Companies (Cont.)

C.	Additional information (Cont.)

b.	Tower

Tower is a publicly traded company (NASDAQ/TASE) engaged in the manufacture of semi-conductors, and integrated circuits spread.

In 2012, Tower’s equity increased due to an issuance of shares, in the amount of $43 million. As a result, IC’s share in Tower decreased and the Group recognized a gain of $6 million.

In March 2013, IC converted all the convertible capital notes of Tower it held into shares of Tower. After the conversion, IC holds 39.4% of Tower’s shares and about 30.5% assuming conversion of all the capital notes held by the banks.

In June 2013, IC acquired 333,974 rights units in Tower, at a cost of $7 million. Every rights unit may be converted into 4 Tower shares, 6 Tower options (Series 8) (each option may be exercised for one share, with an exercise premium of $5 up to July 22, 2013) and 5 Tower options (Series 9) (each option may be exercised for one share, with an exercise premium of $7.33 up to June 27, 2017). In July 2013, IC exercised all the options (Series 8) it held for shares of Tower in exchange for a consideration of $10 million. As a result of the above-mentioned acquisition and exercise of the options, the share of IC’s holdings in Tower increased from about 30% to about 32%, assuming conversion of all the capital notes held by the banks.

During 2013, the cumulative losses with respect to IC’s investment in Tower exceeded the book value of the equity investment in the amount of $6 million. Therefore IC ceased recognizing losses in respect of Tower.

c.	Associated and investee companies of ZIM

i.	During the second quarter of 2013, ZIM signed an agreement with an unrelated third party for transfer (by means of sale or dilution) of about 25% of the shares of an equity method investee, which was held by ZIM. Prior to the sale, ZIM held 50% of the shares of the company being sold. A gain of $10 million was recognized due to sale of the shares.

ii.	During the third quarter of 2013, ZIM signed an agreement with an unrelated third party for sale of ZIM’s holdings in two companies resulting in a capital gain of $33 million that was recognized in 2013.

D.	Details regarding securities registered for trading

	As at
	December 31, 2013		December 31, 2012		January 1, 2012
	Book value	Market value	Book value	Market value	Book value	Market value
	$ millions
Shares of Tower*	—	103	19	111	35	125

(*)	In 2012, includes shares and convertible capital notes and the market value of shares that will derive from conversion of such capital notes, assuming they are converted. In 2013, these notes were converted to shares.

E.	Details regarding dividends received from associated companies

	For the Year Ended December 31
	2013	2012
	$ millions
From associated companies	45	26

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 10 – Associated Companies (Cont.)

F.	Restrictions

Qoros

Qoros has restrictions with respect to distribution of dividends and sale of assets deriving from legal and regulatory restrictions, restrictions under the joint venture agreement and the Articles of Association and restrictions stemming from credit received.

Note 11 – Subsidiaries

A.	Investments

1.	IC

During 2013, as part of discussions with banks with which ZIM has signed financing agreements, and following the agreements with these parties, IC’s management gave its support in principle, to transfer 100% of ZIM’s shares to a trustee who will hold them in trust for ZIM’s financial creditors and for IC, in accordance with a trust mechanism and the terms to be agreed with IC. The agreements above will be subject to the approval of IC’s Audit Committee, IC’s Board of Directors and the General Meeting of IC’s shareholders with a special majority (according to the law), approvals of ZIM’s additional creditors (as required), and other approvals including state authorities approvals, among them the approval of the owner of ZIM’s special share. IC will seek the above approvals after agreeing on the trust mechanism and the terms as mentioned above. As at the date of the approval of the financial statements, IC has already started analyzing this process.

2.	ZIM

As at December 31, 2013, ZIM had a negative equity attributable to its owners in the amount of $583 million. ZIM’s deficit in its working capital amounts to $1,927 million, mainly due to the reclassification of long term loans, debentures and liabilities in an amount of $1,505 million to short term, as detailed below. ZIM’s results from operating activities for the year ended December 31 2013 amount to a loss of $191 million compared with a loss of $206 million for the year ended December 31, 2012.

In 2013 ZIM (a) reached agreements with its vessel lenders according to which the repayments of loans, in an aggregate amount of $111 million, originally due during 2013, would be deferred to July 1, 2015, (b) reached agreements with certain ship owners regarding reductions in charter hire fees and (c) was granted waivers from, and amended its financial covenants with, its financial creditors.

Due to, among other things, substantial doubt regarding ZIM’s ability to continue operating as a “going concern”, the aforesaid agreements were terminated and all waivers and amendments granted to ZIM in March 2013 and thereafter, were terminated. Therefore, the financial covenants applicable as at December 31, 2013 are those which were in force prior to March 31, 2013. ZIM did not comply with those financial covenants.

As a result, ZIM was in default in respect of most of its loan agreements and the lenders had the right to demand immediate repayment of these loans and the respective deferred amounts were considered to be past due. Also, ZIM’s ship owners had the right to terminate the aforesaid agreements and to demand that ZIM pay the original contractual charter rates rather than the current reduced charter rates and also to demand the immediate repayment of accrued deferred charter hire.

Subsequent to the end of the reporting period and as further described below, ZIM finalized the restructuring of its equity and debt, which annulled its pre-existing covenants. However, in accordance with IAS 1, since the breach of the covenants and the default under the various arrangements occurred as at the end of the reporting period, ZIM classified the long-term loans, debentures and liabilities in an amount of $1,505 million as current, notwithstanding that the lenders have not demanded repayment.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 11 – Subsidiaries (Cont.)

A.	Investments (Cont.)

2.	ZIM (Cont.)

Furthermore, after the balance sheet date, ZIM paid charter hire fees which have been further reduced according to the principles set out in the Term Sheet (a non-binding agreement between ZIM and representatives of most of the groups of the financial creditors and other entities relevant to the arrangement, which outlined the restructuring of ZIM’s capital and debt structure), and did not make principal amortization payments of the vessel lender loans, or of the ship yard loan due during the period beginning January 1, 2014, each of which constitutes a non-payment default under the applicable arrangements.

In order to cope with its financial position, during 2013, ZIM entered into negotiations with its financial creditors and other parties in an attempt to reach a consensual restructuring agreement, structured so as to provide long term stability to ZIM. The restructuring was completed, and all conditions precedent were satisfied, on July 16, 2014 (hereinafter: the “effective date of the restructuring”).

The negotiations in respect of ZIM’s debt restructuring involved representatives of the majority of ZIM’s financial creditors, related parties and additional stakeholders. As a result of the restructuring, among other things, ZIM’s outstanding indebtedness and liabilities (face value, including future commitments in respect of operating leases, and with regard to those parties participating in the restructuring) were reduced from approximately $3.4 billion to approximately $2 billion.

The main provisions contained in ZIM’s restructuring agreements are:

(a) Partly secured creditors (other than those who elected to enter into the VesselCo arrangement detailed at (c) below) are entitled to new fully secured loans in an amount equal to an agreed value of the assets securing the current existing debt (hereinafter: “Tranche A”). Tranche A debt bears interest at an annual rate of LIBOR + 2.8% and is to be repaid on the earlier of: (i) seven years from the effective date of the restructuring; or (ii) the contractual date of repayment of the original loan with respect to each secured creditor plus approximately sixteen and a half months. The original security shall continue to serve as a first ranking security to the new loan.

As a general rule, if ZIM disposes of a secured vessel at any time prior to the applicable maturity date, all Tranche A debt for that vessel is to be repaid (see also (b) below).

(b) ZIM undertook to scrap eight vessels during the period of sixteen months from the effective date of the restructuring. Accordingly, as at the effective date of the restructuring, such vessels will be classified as held for sale and, as a result, impairment in an amount of $108 million will be recorded in ZIM’s 2014 financial statements under other operating expenses However, such impairment loss will not have an impact on IC’s financial statements since the loss will be recorded by ZIM immediately prior to the restructuring and will be accounted for by IC as part of the restructuring transaction gain, as further described below.

(c) Certain vessel loan creditors purchased, either directly or indirectly, the vessels secured in their favor, and undertook to lease them back to ZIM on such terms and conditions as agreed in the restructuring agreements (hereinafter: “VesselCo”). Upon the lease-back of these vessels, five of the vessels will be classified as capital leases and three of the vessels will be classified as operating leases.

(d) The unsecured portion of the current existing debt (hereinafter: “the deficiency claim”) entitles creditors to new unsecured debt comprising Series C Notes and, for certain creditors, Series D Notes (hereinafter: “Series C Notes” and “Series D Notes”, respectively), and equity in ZIM (other than with respect to the shipyard’s loan, see (e) below). Both the Series C Notes and the Series D Notes shall bear interest at an annual rate of 3%, and the Series D Notes shall further be entitled to an additional payment in kind (PIK) interest at a rate of 2% per annum. Repayment of the Series C Notes is due on June 20, 2023 and repayment of the Series D Notes is due on June 21, 2023 (the “bullet”). In the event of excess cash, as defined in the

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 11 – Subsidiaries (Cont.)

A.	Investments (Cont.)

2.	ZIM (Cont.)

restructuring agreement, a mechanism for mandatory prepayments using excess cash flows will be provided for each of the Series C Notes and the Series D Notes. Each of the Series C Notes and the Series D Notes has priority in early repayments resulting from excess cash flow over Tranche A. The Series C Notes have priority in such early repayments over the Series D Notes.

(e) The amount outstanding of the shipyard’s loan, which originally entitled the creditor to a portion in the allocation of ZIM’s shares, has now been converted into an unsecured loan (hereinafter: “Tranche E”). Tranche E will bear interest at an annual rate of 2%, with 1.75% thereof accruing as PIK interest during the first nine years of the loan and, after the first nine years until the end of the twelfth year subject to the full settlement of Tranche A, the Series C Notes and the Series D Notes, interest thereafter will be payable in cash.

(f) New reduced charter hire floor rates and rate adjustment mechanisms were agreed with the ship owners, including related party ship owners. In addition, the ship owners (excluding certain related parties as described in (i) below) are also entitled to ZIM’s Tranche C Notes, Tranche D Notes and ZIM’s equity.

(g) Five leased vessels currently classified as capital leases are reclassified, in light of the change in lease terms, as operating leases.

(h) The financial creditors and ship owners received shares amounting, in aggregate, to 68% of ZIM’s issued share capital (post-restructuring, after IC’s investment in ZIM as set forth in (i) below).

(i) All of ZIM’s existing shares and options, including any such shares held by IC, became null and void.

(j) IC’s participation in the restructuring is as follows:

1. IC invested an amount of $200 million in ZIM’s share capital, such that following the completion of the restructuring IC holds approximately 32% of ZIM’s issued share capital. This investment will be transferred to Kenon; and

2. IC waived and discharged all ZIM’s liabilities towards it. Such liabilities arose mainly from the 2009 restructuring of ZIM and comprised subordinated debt with a nominal face value of $240 million.

A waiver in the amount of approximately $13 million (NIS 45 million) deferred debt owed by IC to ZIM in connection with a certain derivative claim shall be terminated, although the debt will be reinstated if the court determines that the waiver was not valid. In such an event, the debt would be repaid following the full repayment of debts under the restructuring (Tranche A, the Series C Notes, the Series D Notes and Tranche E); and

3. IC undertook to provide a credit line to ZIM in the amount of $50 million for a period of two years from the date of completion of the restructuring upon commercial terms and conditions against the debts of ZIM’s customers with a coverage ratio of 2:1, and to the extent necessary, to provide support and/or backing to the entity that is to provide such credit line in order to guarantee the payment thereof. This credit line will not be transferred to Kenon.

In addition, certain related parties waived debt owed to them by ZIM (see also (k) below).

(k) Certain related parties, which have leased vessels to ZIM, agreed to receive a charter rate which, in general, will be $1,000 per day less than that paid to the ship owners who are not related parties for similar vessels.

Also, certain related parties waived their rights to receive their part of the Series C Notes and the Series D Notes and ZIM’s equity, which was primarily attributable to the reduction of the charter hire (see (f) above) in favour of certain third party creditors.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 11 – Subsidiaries (Cont.)

A.	Investments (Cont.)

2.	ZIM (Cont.)

(l) All previous covenants were cancelled and a new set of financial covenants was agreed as follows:

(i) Minimum Liquidity: ZIM is required to meet monthly minimum liquidity (including amounts held in the reserve account available for general corporate purposes) in an amount of at least $125 million (tested on the last business day of each calendar month);

(ii) Fixed Charge Cover: ZIM is required to have a certain Fixed Charge Cover ratio, which is defined as Consolidated EBITDAL to Fixed Charges. EBITDAL means Consolidated EBITDA (the Group’s Consolidated EBITDA after certain adjustments as specifically defined in the facility agreements), after adding back charter hire lease costs. Fixed Charges mean mainly cash interest, scheduled repayments of indebtedness and charter hire lease costs.

This ratio will gradually increase from 1.02:1 on December 31, 2015 to 1.07:1 on December 31, 2018 (based on the previous twelve-month periods). Ratio levels will be tested quarterly from December 31, 2015;

(iii) Total Leverage: ZIM is required to have a certain Total Leverage ratio, which is defined as Total Debt to Consolidated EBITDA. This ratio will gradually decrease from 8.8:1 on June 30, 2015 to 4.9:1 on December 31, 2018 (based on the previous twelve-month periods). Ratio levels will be tested quarterly from June 30, 2015.

In the opinion of ZIM’s management and its Board of Directors, the completion of the restructuring, as detailed above, enables ZIM to meet its liabilities and operational needs for a period of at least 12 months after the balance sheet date.

Accordingly, on July 16, 2014, IC ceased controlling ZIM and, as of that date, ZIM will be deconsolidated and accounted for as an associated company.

The derecognition of the investment in ZIM as a subsidiary and the subsequent accounting of ZIM as an associated company will result in a one-time $609 million gain being recognized in Kenon’s statement of income. The gain will be reported as part of the results from discontinued operations, together with ZIM’s post-tax losses for the period.

As of December 31, 2013 the negative balance of IC’s investment in subsidiary (net of intercompany loans) was $471 million.

Execution of IC’s part in the restructuring (as described in (j) above) was subject, inter alia, to updating the terms of the Special State Share, such that it will not restrict the transfer of ZIM’s shares and will not prevent completion of the restructuring with all its conditions due to the restrictions provided by the Special State Share relating to the holding of a minimum fleet of ships owned by ZIM.

The State of Israel (“State”) and ZIM came to a compromise agreement, which has been validated as a judgment by the Israeli Supreme Court, to update the conditions in relation to ZIM’s Special State Share as described below:

In place of the current situation whereby the State’s consent is required for any transfer of shares granting its owner a holding of 24% or more of ZIM’s share capital, the following arrangement shall be applicable:

1.	The State’s consent shall be required for any transfer of shares granting its owner a holding of 35% or more of ZIM’s share capital.

2.

In addition, any transfer of shares granting the owner a holding exceeding 24% but not exceeding 35%, shall require a prior notice to the State, including full information regarding the transferor and the transferee, the percentage of the shares held by the transferee after the transaction will be completed, and the relevant information about the transaction, including voting agreements and agreements for the appointment of directors (if applicable). In any

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 11 – Subsidiaries (Cont.)

A.	Investments (Cont.)

2.	ZIM (Cont.)

case, if the State considers that a transfer of such shares shall constitute a possible threat to State’s security, or its vital interests, or that it has not received the relevant information in order to make a decision, the State shall be entitled to notify ZIM within 30 days that it opposes the transaction, and will be obligated to justify its opposition. In such a situation, the requestor of the transaction shall be entitled to transfer this matter to the competent court, which shall hear and rule on the subject in question.

3.	The objection of the State as provided in Section 2 above shall reserve the rights of all sides concerning the claim.

4.	For the avoidance of any doubt whatsoever, the provision according to which any owning or transfer of a share grants the holder a control over ZIM, shall be subject to the consent of the State, and shall remain unchanged. Furthermore, all other conditions of the Special State Share shall remain as is.

IC determined that the Settlement Agreement substantially maintains the Transferability Condition in relation to the ZIM shares to be owned by the Company after the completion of the restructuring.

Regarding a derivative action brought in the District Court in Tel Aviv by a shareholder of IC against, among others, IC and ZIM in connection with ZIM’s Restructuring – see Note 19.B.1.a.

Regarding an urgent motion under Section 350 (a) of the Israeli Companies Law, 1999, filed by the Company with the District Court in Haifa – see Note 19.B.1.e.

Regarding a petition filed by the National Organization for Marine Officers and others in connection with the “Special State Share” – see Note 19.B.1.d.

3.	I.C. Power

a.	On September 5, 2013, Inkia Energy Ltd. (hereinafter – Inkia) through its subsidiaries I.C. Power Inversiones Limitada and I.C. Power Chile SpA entered into an agreement with Inversiones Pacific Hydro Tinguiririca Ltda and SN Power Chile Tinguiririca y Compañía (“the sellers”) to acquire all of the outstanding capital stock of Thermoelectrica Colmito Ltda (“Colmito”), for a consideration of $28 million. Colmito owns and operates a 58MW dual fuel open cycle generation plant located in Concón, Chile, that commenced operations in August 2008. The closing of this acquisition was completed on October 29, 2013. At such date, Inkia took control of Colmito and released the funds held in the escrow account.

b.	Subsequent to the date of the report, on February 18, 2014, I.C. Power signed an agreement with AEI Power Ltd. for acquisition of its shares in AEI Nicaragua Holdings Ltd. (hereinafter – “Nicaragua”) and AEI Jamaica Holdings Ltd., in the amount of $48 million.

The companies being acquired hold and operate power stations in Nicaragua and Jamaica having production capacity of about 245 megawatts, including wind turbines with production capacity of about 63 megawatts.

On March 12, 2014, I.C. Power completed acquisition of the shares of Nicaragua.

On May 31, 2014, I.C. Power completed the acquisition of AEI Jamaica Holdings Ltd. and took control of AEI Jamaica Holdings for a final purchase price of $21 million. As a result of this transaction, IC Power increased its ownership from 15.57% to 100% in Jamaica Power Company (a subsidiary of AEI Jamaica Holdings).

c.	On April 30, 2014, Inkia America Holdings Ltd., an indirect subsidiary of I.C. Power, signed, together with I.C. Power, which is a guarantor for the liabilities of the sellers, an agreement for sale of shares with Enersis SA. Pursuant to the agreement, I.C. Power will sell its shares in Inkia Holdings (Acter) Limited, which holds, indirectly, about 39% of Generandes Peru SA, the controlling shareholder in Edegel SA, for a consideration of $413 million. There are expected to be adjustments to this amount on the closing date of the transaction.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 11 – Subsidiaries (Cont.)

A.	Investments (Cont.)

3.	I.C. Power (Cont.)

Execution of the agreement is contingent on fulfillment of certain preconditions that are customary in transactions of this type. Upon execution of the agreement, the consideration will be paid in cash against transfer of the shares. In respect of the said sale, to the extent it is ultimately made, the Group is expected to record a gain of about $88 million. The sale of Edegel will constitute an “asset sale” under the indenture governing Inkia’s outstanding bonds. That indenture will require that the net proceeds from the sale of Inkia’s interest in Edegel be used, within 365 days of the sale, to acquire assets useful to Inkia’s business, make acquisitions or make capital expenditures, or to repay senior debt, and if the proceeds are not so applied, Inkia is required to use the remaining proceeds to offer to repurchase bonds at 100% of their principal amount plus accrued interest. As the proceeds from the sale will be significant, Inkia may be required to make such an offer, and if such offer is accepted, Inkia’s liquidity will be reduced.

d.	Subsequent to the date of the report, in May and June 2014, I.C. Power repaid $168 million of intercompany debt owed to IC, repaid $95 million of capital notes to IC, and made a dividend distribution to IC of $37 million. As a result of I.C. Power’s $168 million repayment of loans and $95 million repayment of capital notes to IC, no debt currently exists between I.C. Power and IC.

B.	The following table summarizes the information relating to each of the Group’s subsidiaries that has holders of non-controlling interests (NCI) of material reporting entities:

	As at and for the year ended
	December 31, 2013		December 31, 2012		January 1, 2012
	Kallpa Generacion S.A.	Cerro del Aguila S.A.	Kallpa Generacion S.A.	Cerro del Aguila S.A.	Kallpa Generacion S.A.	Cerro del Aguila S.A.
	In U.S.$ millions
NCI percentage	25.10%	25.10%	25.10%	25.10%	25.10%	25.10%

Current assets	72	73	110	9	61	1
Non-current assets	541	378	557	221	532	22
Current liabilities	(114)	(31)	(81)	(21)	(65)	(4)
Non-current liabilities	(352)	(115)	(391)	—	(365)	—

Net assets	147	305	195	209	163	19

Carrying amount of NCI	37	77	49	52	41	5

Revenues	394	—	276	—

Profit	44	—	35	—

Other comprehensive income (loss)	1	(14)	—	—

Total comprehensive income (loss)	45	(14)	35	—

Profit attributable to NCI	11	—	9	—

OCI attributable to NCI	—	(3)	—	—

Cash flows from operating activities	142	—	55	—
Cash flows from investing activities	(17)	(179)	(41)	(167)
Cash flows from financing activities excluding dividends paid to non-controlling interests	(135)	235	17	167
Dividends paid to non-controlling interests	(23)	—	—	—
Effect of changes in the exchange rate on cash and cash equivalents	(1)	—	1	—

Net increase (decrease) in cash equivalents	(34)	56	32	—

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 11 – Subsidiaries (Cont.)

C.	Restrictions

ZIM

1.	In the framework of the process of privatizing ZIM, all the State of Israel’s holdings in ZIM (about 48.6%) were acquired by IC pursuant to an agreement from February 5, 2004. As part of the process, ZIM allotted to the State of Israel a special State share so that it could protect the vital interests of the State (preserving ZIM as an Israeli company, ensuring that at no time the operating and transportation ability of ZIM fall below a minimum specified capacity so that the State may have effective use of a minimum fleet in times of emergency or for security purposes and in order to prevent the influence of harmful or hostile elements on ZIM’s management).

In accordance with the arrangements regarding the special State share and their terms, the State has undertaken to indemnify ZIM for all that is involved in keeping a minimum fleet.

The Special State Share is non-transferable. Except for the rights embodied therein, the Special State Share does not provide its holder with any voting or other capital rights.

On July 14, 2014, the State and ZIM reached a settlement agreement, which was subsequently validated as a judgment by the Supreme Court. For further details regarding this settlement agreement, see note 11.A.2.

2.	Regarding restrictions due to receipt of credit – see Note 15.C.1

3.	Regarding liabilities secured by a lien – see Note 19.E.

I.C. Power

1.	I.C. Power and its subsidiaries have no restrictions with respect to transfer of cash or other assets to the parent company so long as they are in compliance with the financial covenants deriving from receipt of credit – see Note 15.C. 2.

2.	Regarding restrictions in connection with distribution of dividends due to a consortium agreement led by Bank Leumi signed with O.P.C – see Note 15.E.b.

Note 12 – Deposits, Loans and Other Debit Balances, including Financial Instruments

Composition:

	As at
	December 31		January 1
	2013	2012	2012
	$ millions
Deposits in banks and others	4	4	9
Financial derivatives not used for hedging	—	107	145
Long-term loans (1)	34	32	30
Other receivables (2)	42	50	21

	80	193	205

(1)	Mainly loans to associated companies regarding which the repayment terms have not yet been determined, bearing PIK interest (mainly Belgium prime + 2%). The interest and the principal will be repaid at the same time.
(2)	As of December 31, 2013, other receivables correspond mainly to non-current prepaid expenses (connecting to high voltage and gas contract) in O.P.C. As of December 31, 2012, other receivables correspond mainly to transaction costs incurred in the CDA financial closing achieved on August 17, 2012. In July 2013, CDA received the first disbursement of the loan, therefore the transactions costs are presented net of the debt. See Note 15.E.a.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 13 – Property, Plant and Equipment

A.	Composition

	As at December 31, 2013
	Balance at beginning of year	Additions	Disposals	Transfers and reclassifications	Differences in translation reserves	Companies entering the consolidation	Companies exiting the consolidation	Balance at end of year
	$ millions
Cost
Land, land development, roads, buildings and leasehold improvements	293	11	(1)	35	4	2	(47)	297
Installations, machinery and equipment	995	58	(5)	423	34	23	—	1,528
Dams	139	—	—	—	—	—	—	139
Office furniture and equipment, motor vehicles and other equipment	103	23	(8)	—	1	—	(26)	93
Vessels	2,341	—	(25)	—	—	—	—	2,316
Containers	797	11	(124)	—	—	—	—	684

	4,668	103	(163)	458	39	25	(73)	5,057
Plants under construction	616	195	—	(439)	—	—	—	372
Spare parts for installations	8	27	—	(19)	—	1	—	17

	5,292	325	(163)	—	39	26	(73)	5,446

Accumulated depreciation
Land, land development, roads, buildings and leasehold improvements	84	8	(1)	—	—	—	(9)	82
Installations, machinery and equipment	292	68	(2)	—	2	—	—	360
Dams	27	2	—	—	—	—	—	29
Office furniture and equipment, motor vehicles and other equipment	70	5	(2)	—	—	—	(15)	58
Vessels	640	90	(14)	—	—	—	—	716
Containers	356	51	(66)	—	—	—	—	341

	1,469	224	(85)	—	2	—	(24)	1,586

	3,823	101	(78)	—	37	26	(49)	3,860

Prepayments on account of property, plant & equipment (see Note 19.C.1.b.)	100							—

	3,923							3,860

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 13 – Property, Plant and Equipment (Cont.)

A.	Composition (Cont.)

	As at December 31, 2012
	Balance at beginning of year	Additions	Disposals	Transfers and reclassifications	Differences in translation reserves	Companies exiting the consolidation	Balance at end of year
	$ millions
Cost
Land, land development, roads, buildings and leasehold improvements	194	18	(10)	90	1	—	293
Installations, machinery and equipment	730	12	(9)	271	1	(10)	995
Dams	139	—	—	—	—	—	139
Office furniture and equipment, motor vehicles and other equipment	98	8	(2)	—	—	(1)	103
Vessels	2,370	3	(32)	—	—	—	2,341
Containers	887	12	(102)	—	—	—	797

	4,418	53	(155)	361	2	(11)	4,668
Plants under construction	605	344	—	(344)	11	—	616
Spare parts for installations	9	16	—	(17)	—	—	8

	5,032	413	(155)	—	13	(11)	5,292

Accumulated depreciation
Land, land development, roads, buildings and leasehold improvements	79	7	(2)	—	—	—	84
Installations, machinery and equipment	249	48	(5)	—	1	(1)	292
Dams	24	3	—	—	—	—	27
Office furniture and equipment, motor vehicles and other equipment	63	10	(2)	—	—	(1)	70
Vessels	574	91	(25)	—	—	—	640
Containers	355	58	(57)	—	—	—	356

	1,344	217	(91)	—	1	(2)	1,469

	3,688	196	(64)	—	12	(9)	3,823

Deposits on account of property, plant & equipment	233						100

	3,921						3,923

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 13 – Property, Plant and Equipment (Cont.)

B.	Depreciated balances

	As at
	December 31		January 1 2012
	2013	2012
	$ millions
Land, land development, roads, buildings and leasehold improvements	215	209	115
Installations, machinery and equipment	1,168	703	481
Dams	110	112	115
Office furniture and equipment, motor vehicles and other equipment	35	33	35
Vessels	1,600	1,701	1,796
Containers	343	441	532
Plants under construction	372	616	605
Spare parts for installations	17	8	9
Prepayments on account of property, plant and equipment (see Note 19.C.1.b.)	—	100	233

	3,860	3,923	3,921

C.	Impairment of assets

As at December 31, 2013, due to the continuing global economic crisis that also affected the shipping industry and had an adverse effect on ZIM’s results, ZIM tested its assets for impairment (mainly its fixed and intangible assets). For the purpose of IAS 36, ZIM, which operates an integrated liner network, has one cash-generating unit (hereinafter: CGU), which consists of all of ZIM’s assets. ZIM estimated its recoverable amount on the basis of its fair value less costs to sell, using the discounted cash flow (DCF) method. This measurement is a level 3 fair value measurement under IFRS 13.

ZIM’s assumptions were made for a 5-year period starting in 2014 and a representative year intended to reflect a long-term, steady state. The key assumptions are set forth below:

•	A detailed cash flow forecast for 5 years based upon ZIM’s business plan.

•	Bunker price of $600 per ton.

•	Freight rates: a compound annual negative growth rate of 1.5% over the projection period, reflecting, in part, a change in cargo mix.

•	Increase in aggregate TEU shipped: a compound annual growth rate of 1.8% over the projection period, assuming the introduction of six very large container vessels to ZIM’s fleet during 2016.

•	Charter hire rates: contractual rates in effect as of December 31, 2013, and assuming anticipated market rates for renewals of charters expiring in the projection period.

•	Discount rate of 11.5%.

•	Long-term nominal growth rate of 1.5%, which is consistent with the expected industry average.

•	Capital expenditures in the representative year are equal to ZIM’s expected vessel depreciation.

•	Payment of tax at ZIM’s corporate tax rate of 26.5%, assuming expected use of tax losses.

The recoverable amount is between $172 million and $213 million higher than the carrying amount of ZIM’s CGU and, therefore, no impairment was recognized in ZIM’s financial statement in respect of the CGU.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 13 – Property, Plant and Equipment (Cont.)

C.	Impairment of assets (Cont.)

Although ZIM believes the assumptions used to evaluate the potential impairment of its assets are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long bunker prices and freight rates will remain at their current levels or whether they will increase or decrease by any significant degree. Freight rates may remain at depressed levels for some time, which could adversely affect the Company’s revenue and profitability.

The analysis for the impairment test is sensitive to variances in several of the assumptions used, including growth rate, the discount rate, future freight rates and bunker prices. Historical 5-year and 10-year freight rates averages were 10% higher than the rates used in the representative year in the impairment test. Historical 5-year and 10-year bunker prices were 14% and 41% lower than the price used in the representative year in the impairment test, respectively.

Change by 100 bps in the main assumptions will result in the following increase (decrease) in the recoverable amount:

	Increase	Decrease
	By 100 bps	By 100 bps
	$ millions
Discount rate	(163)	197
Representative growth rate	132	(108)

D.	Payments on account of vessels

During 2013 and 2012, ZIM derecognized payments on account of building orders for 4 container vessels in an amount of $72 million and for 9 container vessels in an amount of $133 million, respectively, due to cancellation of the building orders. As a result, as at the reporting date, ZIM is no longer bound by any vessel purchase agreements. See also Note 19.C.1.b.

E.	Fleet of vessels and equipment:

	As at
	December 31		January 1 2012
	2013	2012
	$ millions
Vessels and equipment leased under finance agreements:
Cost	644	605	521
Accumulated amortization	(259)	(205)	(142)

Net carrying amount	385	400	379

F.	In I.C. Power, property, plant and equipment includes assets acquired through financing leases. As at December 31, 2013 and 2012, the cost and corresponding accumulated depreciation of such assets are as follows:

	As at
	December 31, 2013		December 31, 2012		January 1, 2012
	Cost	Accumulated depreciation	Cost	Accumulated depreciation	Cost	Accumulated depreciation
	$ millions
Land and buildings	30	(4)	30	(3)	30	(2)
Plant and equipment	179	(72)	179	(58)	179	(42)

	209	(76)	209	(61)	209	(44)

G.	Regarding ZIM’s commitments to acquire vessels – see Note 19.C.1.b.

H.	Regarding liens – see Note 19.E.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 14 – Intangible Assets

A.	Composition:

	Goodwill	Software costs	Other	Total
	$ millions
Cost
Balance as at January 1, 2012	87	97	79	263
Acquisitions – self development	—	12	18	30
Exit from the consolidation	—	(1)	—	(1)
Sales	—	—	(2)	(2)
Translation differences	1	—	1	2

Balance as at December 31, 2012	88	108	96	292

Acquisitions as part of business combinations	—	—	4	4
Acquisitions – self development	—	7	7	14
Sales	—	—	(2)	(2)
Translation differences	(2)	—	—	(2)

Balance as at December 31, 2013	86	115	105	306

Amortization and impairment
Balance as at January 1, 2012	13	44	57	114
Amortization for the year	—	14	5	19
Exit from the consolidation	—	(1)	—	(1)
Translation differences	—	—	(1)	(1)

Balance as at December 31, 2012	13	57	61	131

Amortization for the year	—	11	3	14
Eliminations	—	—	(2)	(2)
Translation differences	—	—	1	1

Balance as at December 31, 2013	13	68	63	144

Carrying value
As at January 1, 2012	74	53	22	149

As at December 31, 2012	75	51	35	161

As at December 31, 2013	73	47	42	162

B.	The total carrying amounts of intangible assets with a finite useful life and with an indefinite useful life or not yet available for use

	As at
	December 31		January 1 2012
	2013	2012
	$ millions
Intangible assets with a finite useful life	59	86	75
Intangible assets with an indefinite useful life or not yet available for use	103	75	74

	162	161	149

C.	Examination of impairment of cash generating units containing goodwill and intangible assets with an indefinite useful life

For the purpose of testing impairment, goodwill and intangible assets having an indefinite useful life are allocated to the Group’s cash-generating units that represent the lowest level within the Group at which the goodwill is monitored for internal management purposes.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 14 – Intangible Assets (Cont.)

C.	Examination of impairment of cash generating units containing goodwill and intangible assets with an indefinite useful life (Cont.)

The aggregate carrying amounts of goodwill and intangible assets having an indefinite useful life allocated to the cash-generating units are as follows:

	As at
	December 31		January 1 2012
	2013	2012
	$ millions
Goodwill
I.C. Power and its subsidiaries	52	52	52
ZIM and its subsidiaries	15	18	17
Other	6	5	5

	73	75	74

The value in use was determined by discounting the future cash flows generated from the continuing use of the unit and was based on the following key assumptions:

	Discount rate	Long-term growth rate	Period of projected cash flows
I.C. Power and its subsidiaries	6.9% – 10.4%	2.0%	5 years

The assumptions and estimates were determined in accordance with Management’s assessments regarding future trends in the industry and they are based on both internal and external sources.

For ZIM’s impairment assumptions – see note 13.C.

Note 15 – Loans and Credit from Banks and Others

This Note provides information regarding the contractual conditions of the Group’s interest bearing loans and credit, which are measured based on amortized cost. Additional information regarding the Group’s exposure to interest risks, foreign currency and liquidity risk is provided in Note 29, in connection with financial instruments.

Current liabilities

	As at
	December 31		January 1 2012
	2013	2012
	$ millions
Short-term credit:
Revolving credit from financial institutions	—	3	1
Short-term loans from financial institutions	228	98	90
Long-term liabilities reclassified to short-term*	1,505	—	1,571

	1,733	101	1,662

Current maturities of long-term liabilities:
Loans from financial institutions	181	185	176
Non-convertible debentures	33	22	17
Liability in respect of financing lease	82	72	69
Other	96	112	32

	392	391	294

Total current liabilities	2,125	492	1,956

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 15 – Loans and Credit from Banks and Others (Cont.)

Non-current liabilities

Non-convertible debentures	670	734	716
Loans from banks and financial institutions	883	1,935	526
Other long-term balances	323	360	176
Liability in respect of financing lease	441	552	468

Total other long-term liabilities	2,317	3,581	1,886
Less current maturities	(392)	(391)	(294)

Total non-current liabilities	1,925	3,190	1,592

*	Long-term loans and other liabilities that were reclassified from long-term to short-term (see Note 15.C.1) are presented in Section A below based on the expected repayment dates, which would have been required if they had not been reclassified to short-term.

A.	Classification based on currencies and interest rates

	Weighted-average interest rate	As at
		December 31		January 1 2012
	12/31/13	2013	2012
	%	$ millions
Current liabilities (without current maturities)

Short-term loans from financial institutions
In dollars	5.7	195	69	60
In euro	2.0	9	10	—
In unlinked shekels	—	—	—	10
In Chinese yuans	7.0	—	19	—
In other currencies	4.9	24	—	20

		228	98	90

Long-term liabilities (including current maturities)

Non-convertible debentures (3)
In CPI-linked shekels (ZIM)	21.5	192	160	142
In dollars	9.5	695	559	566
In other currencies	4.3	15	15	8

		902	734	716

Loans from financial institutions
In dollars (1)	6.7	1,541	1,523	1,672
In CPI-linked shekels (2)	5.3	468	411	241
In other currencies		1	1	7

		2,010	1,935	1,920

		2,912	2,669	2,636

(1)	The interest in respect of most of the dollar liabilities is determined partly on the basis of Libor + a margin of 1.1% – 5.75%, and partly on the basis of fixed annual interest of 8.3%.
(2)	The annual interest in respect of most of the shekel liabilities is linked to the CPI at the rate of 4.85% – 5.36%.
(3)	See Section D. below.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 15 – Loans and Credit from Banks and Others (Cont.)

B.	Liability in respect of financing lease

Information regarding the financing lease liability broken down by payment dates is presented below:1

	As at December 31, 2013			As at December 31, 2012			As at January 1, 2012
	Minimum future lease rentals	Interest component	Present value of minimum lease rentals	Minimum future lease rentals	Interest component	Present value of minimum lease rentals	Minimum future lease rentals	Interest component	Present value of minimum lease rentals
	$ millions
Less than one year	115	33	82	110	38	72	105	36	69
From one year to five years	389	88	301	403	105	298	349	104	245
More than five years	171	33	138	228	46	182	283	60	223

	675	154	521	741	189	552	737	200	537

[1]	Long-term financing leases in ZIM, in the amount of $80 million and $68 million, which were classified as at December 31, 2013 and January 1, 2012, respectively as short-term, are presented based on the repayment dates provided in the agreements that would have been required if they had not been reclassified to short-term.

Under the terms of the lease agreements, no contingent rents are payable.

ZIM signed lease contracts classified as a finance lease in respect of vessels and containers. The lease term for the containers ranges between 5 and 15 years. Based on most of the lease contracts for containers, ZIM has an option to acquire the containers at a price expected to be lower than the fair value on the date the option may be exercised.

C.	Restrictions on the entity due to receipt of credit

1.	ZIM

As at December 31, 2013, ZIM was not in compliance with the relevant financial covenants. As a result, long-term debentures, loans and liabilities, in the amount of $1,505 million, were reclassified to short term, in accordance with IAS 1 “Presentation of Financial Statements.” As described above in note 11.A.2, subsequent to the end of the reporting period, ZIM finalized the restructuring of its equity and debt, and, in connection therewith, its previous covenants were annulled.

As of January 1, 2012, long-term loans and liabilities, in the amount of $1,571 million, were reclassified to short-term, in accordance with IAS 1 “Presentation of Financial Statements”, as current due to deviation from the EBITDA – based covenants effective as at January 1, 2012. During 2012, ZIM obtained signed agreements regarding updated covenants from all relevant lenders.

Regarding ongoing negotiations being held with ZIM’s creditors, the shareholders and the ship owners regarding reorganization of ZIM’s debt, and in the estimation of ZIM’s management and Board of Directors in connection with ZIM’s ability to continue as a “going concern” – see Note 11.A.2.

2.	I.C. Power

Set forth below is information regarding the main financial covenants determined for I.C. Power and its subsidiaries, as part of the loan agreements:

I.C. Power companies	Debt service to coverage ratio	Minimum leverage	Hedge of interest rate
Kallpa Generacion S.A.	Not less than 1.2	Not more than 3.0	Required

COBEE (Bonds)	Greater than or equal to 1.2	Less than or equal to 1.2	Not required

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 15 – Loans and Credit from Banks and Others (Cont.)

C.	Restrictions on the entity due to receipt of credit (Cont.)

2.	I.C. Power (Cont.)

I.C. Power companies	Debt service to coverage ratio	Minimum leverage	Hedge of interest rate
Central Cardones	Not less than 1.05 up to December 31, 2013 and 1.10 thereafter	Not required	Not required

O.P.C Rotem	Greater than or equal to 1.10 (for distribution of a dividend – greater than or equal to 1.25 and restriction of 3 years from the construction completion)	Not required	Not required

As at December 31, 2013, December 31, 2012 and January 1, 2012, I.C. Power and its subsidiaries were in compliance with the required financial covenants as stated above.

D.	Issuance of debentures

1.	ZIM

As a result of ZIM’s 2009 restructuring plan the terms, including the maturity dates of these debentures and of an unsecured debt of certain financial creditors in the original amount of $61 million, are as follows:

The principal repayment is due on October 13, 2016, subject to ZIM’s total leverage (ZIM’s consolidated net debt divided by the adjusted EBITDA) as at June 30, 2016 being equal to or less than 3:1. If the total leverage exceeds 3:1 on June 30, 2016 (according to ZIM’s financial statements as of that date), the outstanding amounts owed to each unsecured financial creditor will be repaid in four equal annual installments payable on October 13, 2017, October 13, 2018, October 13, 2019, and October 13, 2020, in each case subject to the total leverage not exceeding 3:1 as at June 30th immediately prior to such payment date and, if the total leverage exceeds 3:1, the payments shall be deferred until October 13th of the subsequent year (with payment in that year again being subject to total leverage on June 30th of that subsequent year).

In the event that the principal repayment is postponed beyond October 13, 2016, ZIM will also repay to each unsecured financial creditor an amount equal to approximately 1.2% annually of the outstanding principal amount on each of January 13th, April 13th, July 13th and October 13th in each of 2017, 2018 and 2019 and on January 13th, April 13th and July 13th in 2020 (to the extent any principal remains outstanding at the time such payment is to be made). The final repayment date is October 13 2020 and such payment will not be subject to any total leverage test.

Increased interest rate – the interest rate with respect to a certain portion of the debt will increase on certain dates, as defined in the trust or the relevant facilities agreements by the applicable Margin Increase Rate. The first increase will be an increase in the cash-pay interest and thereafter the increases will be by way of payment-in-kind (“PIK”) interest which is to be paid on October 13, 2016 (subject to total leverage described above).

In addition, those financial creditors, including bondholders, shall be entitled to convert up to 35% of the outstanding principal of their debt (including any PIK interest and related accumulated linkage differences) into ZIM’s shares at par at a 15% discount to the IPO / exit price (as applicable) prior to such conversion upon the occurrence of any of the following:

a)	Initial public offering of ZIM’s shares; or

b)	An Exit Event (being a change of control, a merger of ZIM with a third party, the sale of all or substantially all of ZIM’s assets, or an in-kind dividend distribution of ZIM’s shares to shareholders of IC).

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 15 – Loans and Credit from Banks and Others (Cont.)

D.	Issuance of debentures (Cont.)

1.	ZIM (Cont.)

In addition, those financial creditors including bondholders shall receive options to purchase their pro rata share of an aggregate of approximately 15% of the ordinary shares of ZIM (on a fully diluted basis, with each creditors pro rata share based on the aggregate amount outstanding under all of ZIM’s unsecured finance debt) and with an exercise price of $7.91. The options are exercisable: (i) on an initial public offering of ZIM’s shares and in the 24 months afterwards; (ii) on an Exit Event (as defined above); and (iii) during the 14 trading days prior to December 31, 2020, which shall be the termination date for the options.

ZIM may prepay any unsecured finance debt (in whole or in part) at any time (though in case of the Series A and Series C bonds (which are fixed interest instruments) – subject to payment of certain make-whole compensation).

In accordance with the outline of the issuance and subject to certain conditions defined in the framework, the debentures are registered on the Tel-Aviv stock exchange clearing house and on the trading system for institutional investors operated by the stock exchange.

In the framework of the agreement with the trustee, with respect to the issuance of the aforementioned debentures, it was agreed that if IC no longer controls ZIM, the bondholders will have a right to demand the immediate repayment of the debentures.

In addition, ZIM provided to those unsecured financial creditors, including bondholders, a negative pledge and committed to comply with restrictions regarding dividend distributions.

The bondholders’ agreement to waive the discussion with creditors of an Event of Default until December 31, 2013 was terminated due to a “going concern” reference during the third quarter of 2013.

On July 16, 2014, ZIM’s restructuring was completed, as described in Note 11. As a result of this restructuring, the terms, as described above, were cancelled.

2.	I.C. Power

a.	In April 2011, Inkia issued $300 million par value debentures under rule 144A/Regulation S. The debentures were issued for a period of 10 years, with a yield to maturity of 8.375%. The consideration for the issuance was used to make early repayment of the debentures Inkia issued in 2008 in the local market in Peru, closing out of a currency exchange transaction in respect of the debentures repaid, and the balance was used mainly for investment in the hydroelectric project in Peru and to repay the balance of its debentures.

b.	In September 2013, Inkia Energy completed a financing round in the amount of $150 million, by reopening the issue. The debentures were issued with a yield to maturity of 8.375% and the maturity date is April 2021.

E.	Loans

2. I.C. Power

a.

In 2012, a subsidiary of I.C. Power received financing in the amount of $591 million, in connection with construction of a hydro project (CDA) for production of electricity in Peru the planned capacity of which is about 510 megawatts (hereinafter – “the Project”). The bank financing constitutes about 65% of the total expected cost of the Project. The loan was received from a consortium of 12 foreign banks for a period of 12 years and the average interest is Libor plus about 5%. As at December 31, 2013, the balance of 35% of the cost of the Project ($319 million) was financed in full by Inkia and the additional shareholder. The loans are guaranteed by the assets of CDA and related assets. Inkia is a guarantor in an amount estimated at $84 million and, in addition, IC committed that its holdings in Inkia Energy will not fall below the rate of 50.1% (which it currently holds, indirectly, at the rate of 100%). These commitments are

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 15 – Loans and Credit from Banks and Others (Cont.)

E.	Loans (Cont.)

2. I.C. Power (Cont.)

valid up to completion of construction of the project, which is expected to take place in 2016. I.C. Power holds CDA (indirectly) at the rate of 74.9%. The partner, which holds the balance of 25.1%, provided a concurrent guarantee based on its proportionate share.

The loans were made in three stages and bear interest, paid quarterly, at the rate of Libor plus a margin. The margin for each stage is shown below:

Loan	Amount in $ millions	From July 2013 to August 2017	From August 2017 to August 2020	From August 2020 to August 2023	From August 2023 to August 2024
A	342	4.25%	4.75%	5.25%	5.50%
B	184	4.25%	5.00%	5.75%	6.25%
D	65	2.75%	3.25%	3.60%	3.60%

During 2013, CDA received credit, as stated, in the aggregate amount of $143 million. This amount is net of $34 million of transaction costs.

b.	On January 2, 2011, an agreement was signed between O.P.C and a consortium of lenders led by Bank Leumi L’Israel Ltd. (hereinafter – “Bank Leumi”) for financing construction of the power plant (hereinafter – “the Financing Agreement”). The project for construction of the power plant will be financed based on the project financing method.

As part of the Financing Agreement, the financing parties committed to provide O.P.C a long-term credit framework (including a framework for variances in the construction costs), a working capital framework, and a framework for financing the debt service, in the overall amount of NIS 1,800 million ($519 million).

As part of the Financing Agreement, certain restrictions were set with respect to distribution of a dividend and repayment of shareholders’ loans to the shareholders of O.P.C, for period of three years after completion of the power plant.

The loan is linked to the CPI and bears linked interest (4.85%- 5.36%). The loan and the accrued interest are repayable in quarterly payments commencing from the fourth quarter of 2013 and running up to 2031.

As part of the agreement, I.C.Power and Dalkia International, which holds about 20% of the shares of O.P.C, provided owner’ guarantees, in the amounts of NIS 80 million ($23 million) and NIS 20 million ($6 million), respectively. The guarantees are linked to the CPI of November 2010. As at December 31, 2013, the amount of the guarantees was NIS 106 million ($31 million).

c.	On December 20, 2013, Inkia, through its subsidiaries, signed a credit agreement with the Credit Suisse bank, in the aggregate amount of $125 million. The interest rate on the loan is Libor+4.00%. The loan is secured by a lien on shares of the companies Latin America Holding I Ltd., Latin America Holding II Ltd. and Southern Cone Power Ltd.

d.	On June 22, 2014, IC Power signed a financing agreement to raise a Mezzanine Loan comprised of two main facilities:

•	Tranche A – an NIS 150 million ($44 million as of June 30, 2014) bridge loan which bears an interest of 4.85% until July 2016 and 7.75% thereafter.

•	Tranche B – an NIS 200 million ($58 million as of June 30, 2014) long-term loan bearing an interest rate of 7.75% that shall be repaid on an annual basis until 2029.

On June 29, 2014 funds in the amount of NIS 350 million ($102 million) were received.

F.	Deferring amortization payments due to the vessel lenders (ZIM)

During the third quarter of 2013, it was agreed that the repayments of loans in an aggregate amount of $111 million, originally due for repayment during the period March 1, 2013 to December 31, 2013 and

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 15 – Loans and Credit from Banks and Others (Cont.)

F.	Deferring amortization payments due to the vessel lenders (ZIM) (Cont.)

which were deferred for repayment to December 31, 2014 under the waiver and amendment process agreed during the first quarter of 2013, will be deferred for repayment to July 1, 2015.

The aforesaid deferral was terminated due to the “going concern” reference during the last quarter of 2013 and the amounts previously deferred are now deemed past due.

On July 16, 2014, ZIM’s restructuring was completed, as described in Note 11. As a result of this restructuring, all the terms, as described above, were cancelled.

G.	Regarding commitments secured by liens – see Note 19.E.

H.	The split-up of IC’s holdings may result in a change of control under debt instruments on Kenon’s subsidiaries or associated companies, which would require such companies to obtain a waiver, or failing that, could result in an event of default under such instruments which could permit the lenders to declare all amounts thereunder to be due and payable. As a result, and to avoid any change of control or event of default implications, some of our subsidiaries or associated companies are seeking waivers from their creditors.

Note 16 – Trade Payables

	As at
	December 31		January 1 2012
	2013	2012
	$ millions
Open accounts	526	456	458
Checks payable	6	2	1

	532	458	459

Note 17 – Other Payables and Credit Balances, including Financial Derivatives

	As at
	December 31		January 1 2012
	2013	2012
	$ millions
Financial derivatives not used for hedging	2	9	21
Financial derivatives used for hedging	15	2	3
The State of Israel and government agencies	12	7	5
Employees and payroll-related agencies	13	13	12
Customer advances and deferred income	25	22	19
Accrued expenses and interests	78	75	82
Employee benefits	25	8	8
Dividend payable to non-controlling shareholders	—	—	16
Other	49	49	42

	219	185	208

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 18 – Employee Benefits

A.	Composition

	As at
	December 31		January 1 2012
	2013	2012
	$ millions
Present value of obligations (see section (F) below)	61	61	57
Fair value of the plan assets (see section (F) below)	(25)	(27)	(25)

Recognized liability for defined benefit obligations	36	34	32
Termination benefit – liability for early retirement	38	25	32
Other long-term benefits	17	20	17
Short-term benefits:
Liability for annual leave	7	8	7
Current portion of liability for early retirement	8	—	—
Other	10	—	—

Total employee benefits	116	87	88

Presented in the statements of financial position as follows:
Short-term – see Note 17	25	8	8
Long-term	91	79	80

	116	87	88

B.	Defined contribution pension plans

According to the Israeli Severance Pay Law – 1963, an employee who is dismissed, or who reaches retirement age, is entitled to severance payments, in a sum equal, in essence, to 8 1⁄3% of his last monthly salary multiplied by the actual months of employment (hereinafter – Severance Obligation).

The Severance Pay Law allows employers to be relieved from part or all of the Severance Obligation by making regular deposits to pension funds and insurance companies, if it is approved (beforehand) by a relevant regulation or Collective Agreement. Some companies make regular deposits to pension funds and insurance companies.

With respect to some of its employees, the companies make such payments replacing their full Severance Obligation regarding those employees and, therefore, treat those payments as if they were payments to a defined contribution pension plan. With respect to most of the other employees, the companies make such payments replacing only (6%)/(8 1⁄3%) of the respective Severance Obligation. Therefore, the Group treats those payments as payments to a defined contribution pension plan and treats the remainder (2 1⁄3%)/(8 1⁄3%) as payments to a defined benefit pension plan.

C.	Defined benefit pension plan

(i)	The post-employment liability included in the statement of financial position represents the balance of liabilities not covered by deposits and/or insurance policies in accordance with the existing labor agreements, the Severance Pay Law and the salary components which Management believes entitle the employees to receipt of compensation.

In order to cover their pension and severance liabilities, certain subsidiaries make regular deposits with recognized pension and severance pay funds in the employees’ names and purchase insurance policies.

The reserves in compensation funds include accrued linkage differentials (for Israeli CPI), interest accrued and deposited in compensation funds in banks and insurance companies. Withdrawal of the reserve monies is contingent upon fulfilment of detailed provisions in the Severance Pay Law.

(ii)

ZIM retirees receive, in addition to the pension payments, benefits which consist mainly of a holiday gift and vouchers. The liability in respect of these costs accumulates during the service period. The

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 18 – Employee Benefits (Cont.)

C.	Defined benefit pension plan (Cont.)

contractual costs are in respect of the post-employment period, and are based on an actuarial calculation for existing retirees and for the serving employees entitled to this benefit according to their contractual retirement age.

D.	Other long-term employee benefits

(i)	Provision for annual absence

Under the labor agreements, employees retiring with pension benefits are entitled to certain compensation in respect of unutilized annual absence. The provision was calculated on the basis of actuarial calculations. The actuarial assumptions include those noted in section (G) below, as well as assumptions in connection with this section based on the experience according to the likelihood of payment of annual absence pay at retirement age and utilization of days by the LIFO method.

(ii)	ZIM participation in education fees for children of employees studying in higher educational institutions

Under ZIM’s labor agreement, employees are entitled to the participation of ZIM in education fees for their children. The provision was calculated on the basis of actuarial calculations. The actuarial assumptions include those noted in section (G) below, as well as assumptions in connection with this section based on ZIM’s experience according to the likelihood of payment of educational fees.

E.	ZIM benefits in respect of severance and voluntary early retirement

According to agreements reached with certain employees who retired early, these employees are entitled to pension payments until they reach regular retirement age. A provision, computed on the basis of the present value of the early retirement payments is included in the consolidated statement of financial position.

As to early retirement agreement signed during 2013 – see section (H) below.

F.	Movement in the present value of the defined benefit pension plan obligation

	For the Year Ended December 31
	2013	2012
	$ millions
Defined benefit obligation at 1 January	61	57
Benefits paid by the plan	(5)	(2)
Current service cost and interest	3	5
Foreign currency exchange rate changes in plan of which the relevant functional currency is different from the entity’s functional currency recognized directly in other comprehensive income	—	(1)
Foreign currency exchange rate changes in plan measured in a currency different from the entity’s functional currency	3	1
Exit from the consolidation	(2)	—
Actuarial losses recognized in other comprehensive income	1	1

Defined benefit obligation at 31 December	61	61

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 18 – Employee Benefits (Cont.)

F.	Movement in the present value of the defined benefit pension plan obligation (Cont.)

Movement in the present value of plan assets

	For the Year Ended December 31
	2013	2012
	$ millions
Fair value of plan assets at 1 January	27	25
Contribution paid into the plan	2	1
Benefits paid by the plan	(4)	(1)
Return on plan assets	1	1
Foreign currency exchange rate changes in plan of which the relevant functional currency is different from the entity’s functional currency recognized directly in other comprehensive income	—	(1)
Foreign currency exchange rate changes in plan measured in a different from the entity’s functional currency	1	2
Exit from the consolidation	(2)	—

Fair value of the plan assets at 31 December	25	27

The plan assets comprise

	As at
	December 31		January 1 2012
	2013	2012
	$ millions
Equity instruments	6	7	7
Debt instruments	17	15	15
Cash and deposits	2	5	3

	25	27	25

G.	Actuarial assumptions (primarily ZIM)

The principal actuarial assumptions at the reporting date:

(i)	Annual resignation and dismissal rates were determined on the basis of past experience of the Group; for employees of the Group the resignation rate is estimated between 0.5%-6% and the dismissal rate is estimated between 0.5% and 3%. For the subsidiaries, the resignation rate is estimated at between 2% and 4% and the dismissal rate is estimated at between 1% and 2%.

(ii)	The relevant discount rates are as follows:

	2013	2012	2011
Early retirement	1.86%	1.56%-2.4%	3.32%
Annual absence	3.9%	4%	4.75%
Long-term service gift	1.42%-2.5%	1.56%-2.5%	2.42%
Tuition fees	1.34%	1.5%-1.56%	2.42%
Defined benefit plan	3.25%-3.92%	3.92%-5%	4.4%-5%

(iii)	Assumptions regarding future salary growth were made on the basis of ZIM’s experience and assessments. ZIM – for on shore employees the average future salary growth is 3.5%, for off-shore employees the average future salary growth is between 3% and 4%.

At ZIM’s subsidiary level, the average future salary growth rate for employees is between 2% and 4.50%.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 18 – Employee Benefits (Cont.)

G.	Actuarial assumptions (primarily ZIM) (Cont.)

Assumptions regarding future morality rates are based on published statistics and morality tables.

(iv)	The overall contractual long-term rate of return on assets is between 3.8% and 7% per year in 2013, between 4.4% and 5% per year in 2012 between 3.55% and 8.00% in 2011. The contractual long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The return is based exclusively on historical returns, without adjustments.

(v)	It is assumed that there is no real increase in the benefits in accordance with ZIM’s policy.

H.	During the second quarter of 2013, an agreement was signed between ZIM and the employees union, determining, among other things, an early retirement of a mutually agreed number of employees. The liability in respect of the early retirement in an amount of $24 million was recognized under “termination benefit expenses.”

Note 19 – Contingent Liabilities, Commitments and Concessions

A.	Guarantees

1.	Non-financial guarantees

As part of the financing agreements for construction of the O.P.C power plant, IC provided a guarantee of compliance by O.P.C with its obligations and IC through a wholly owned subsidiary provided a guarantee of compliance by O.P.C with its obligations under the agreement with Israel Electric Company and others. These guarantees are in the cumulative amount of NIS 184 million linked to the CPI ($53 million).

Subsequent to the date of the report, the guarantees made through IC’s wholly owned subsidiary as part of the agreement of O.P.C with Israel Electric Company in the amount of $29 million (NIS 100 million) were transferred to O.P.C.

2.	Financial guarantees

IC has provided financial guarantees to the Group companies, in the amount of $211 million which are comprised of a guarantee to Inkia, in the amount of $65 million, and a guarantee to Chery, in respect of an obligation of Qoros, in the amount of $146 million (see Note 10.C.a.).

ZIM

ZIM signed agreement to provide guarantee to associates in respect of liabilities in the amount of $16.4 million that were received from banks and others.

On the date of signing the agreement, ZIM recognized a liability in respect of the said guarantee according to its fair value.

The maximum exposure of ZIM regarding the guarantee is approximately $15 million (2012: $16 million; 2011: $15 million). The fair value of the guarantee as at December 31, 2013 is $3 million (2012: $4 million; 2011: $5 million).

B.	Claims

1.	ZIM

a.

Subsequent to the date of the report, on August 6, 2014 a petition to proceed with a derivative action (the “Petition”) was provided to the District Court in Tel Aviv by a shareholder of IC against, among others, IC and Zim. The petitioner argues that the transaction executed by IC in connection with ZIM’s

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont.)

B.	Claims (Cont.)

1.	ZIM (Cont.)

Restructuring is a deviation from the approval of the shareholders and that the condition precedent to the execution of IC’s share in the restructuring regarding the transferability of the shares was not fulfilled. The Petitioner requests to require the defendants (other than IC and ZIM) to either have a shareholders’ meeting to approve IC’s transaction in connection with ZIM’s restructuring, or the payment of compensation to IC in the amount of $27.4 million as a result of the decrease in value of ZIM’s shares due to the non-satisfaction of the condition precedent. At this preliminary stage, IC is unable to estimate the probability of an adverse outcome or the effect of an adverse outcome on the Group’s business, if any.

b.	As at December 31, 2013, ZIM is a party to arbitration and legal claims (not including claims in the ordinary course of business, which are covered by insurance and in respect of which ZIM has included a provision in the amount it is likely to bear, based on past experience) in the total amount of $23 million.

c.	As at December 31, 2011, ZIM was involved as a respondent in an application for approval of a derivative action filed to the District Court by several shareholders (hereinafter – “the plaintiffs”) of Israel Corporation Ltd. (“IC”).

During 2012, the parties reached a compromise, based on which ZIM undertook to pay to IC an amount of approximately $13 million (NIS 45 million) subject to certain conditions, including, but not limited to:

1)	Full repayment of all the debts to the holders of the debentures and the other creditors in the framework of the 2009 restructuring plan; and

2)	The accumulation of sufficient retained earnings to allow distributions, according to the provisions of Section 302 of the Companies Law – 1999 (“the Companies Law”).

The amount of the compromise can be paid by ZIM in one amount or in installments, according to the terms of the compromise arrangement, and subject to the aforementioned conditions.

During 2012, the compromise arrangement was approved by the court. In addition, all the required approvals according to the compromise arrangement have been received.

In light of the fact that the payment is contingent upon the occurrence of future conditions that have not yet taken place, as described above, ZIM recorded no provision for such settlement.

d.	Subsequent to the date of report, on February 16, 2014, the National Organization for Marine Officers, the New General Labor Federation (the Histadrut) and others, filed a petition with the Supreme Court sitting as the High Court of Justice, against the Minister of Finance, the Minister of Transportation, the Government Companies Authority and against ZIM and IC as formal respondent, the subject matter of which is issuance of an order that will prevent a business transaction in ZIM in such a manner that will bring about a change/waiver in connection with the “Special State Share” held by the State in ZIM (hereinafter – the Petition).

ZIM responded to the Petition and clarified, among other things that its continued existence depends on a debt arrangement that cannot be realized if ZIM does not reach agreement with the State regarding the “Special State Share” and further commented that the Government’s vital interests covered by the “Special State Share” do not include any labor guarantees.

The State also responded to the Petition and clarified that agreements to relinquish the “Special State Share” are reserved to the Government of Israel and, accordingly, every agreement will require approval of the Government. Following proceedings held since then, On May 4, 2014, the High Court of Justice instructed that the request to advance the reporting date of holding of the Special State Share is rejected and to the extent there will be updates prior to July 15, 2014, the State is required to update accordingly.

On June 29, 2014 the National Association of Sea Officers of the New General Labor Federation filed an urgent request for the intervention of the Supreme Court in the proceedings taking place in the

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont.)

B.	Claims (Cont.)

1.	ZIM (Cont.)

District Court regarding ZIM’s submission of an application according to Section 350(a) of the Companies Law. ZIM opposed the filing of the urgent request. The Supreme Court decided not to intervene in the ongoing proceedings of the District Court.

On July 13, 2014 as per the request of the National Association of Sea Officers of the New General Labor Federation, the Supreme Court, with the consent of ZIM, dismissed the petition, without an award for costs.

e.	Subsequent to the date of the report, On May 22, 2014 ZIM filed with the District Court in Haifa an urgent motion under Section 350(a) of the Israeli Companies Law, 1999 (the “Companies Law”) for convening of a meeting of ZIM’s shareholders and holders of rights to receive and/or acquire shares from ZIM (“options”). The subject matter of the said motion is the convening of the said meeting which shall vote on an arrangement under Section 350 of the Companies Law according to which on the closing of the creditors’ arrangement by and among ZIM and its financial creditors and others, all ZIM’s shares and rights to receive and\or acquire ZIM’s shares shall be declared null and void (other than rights to convert debts thereof into its shares which will be cancelled under agreements with the relevant creditors by the said closing). In addition, under the said proceedings the Court is requested to revise the Special State Share under ZIM’s Articles of Association, while cancelling limitations on the transferability of the Special State Share and other revisions with respect to certain aspects of the said share, or alternatively, declare it null and void and to approve the cancellation of ZIM’s memorandum and the adoption of new Articles of Association. On May 26, 2014, the Court ruled, among others, to convene a meeting of ZIM’s ordinary shareholders’ and option holders, to appoint a trustee in connection with the proposed arrangement and, with respect to the Special State Share, that in the event ZIM and the State would not reach an agreement on this issue, the Court will conduct a hearing on this matter. On July 15, 2014, the Court confirmed the restructuring arrangement by and among ZIM, its shareholders, and holders of rights to receive and/or acquire shares of ZIM. According to this arrangement, on the closing of ZIM’s debt restructuring, all of ZIM’s shares (other than the Special State Share) and options shall become null and void. In addition, pursuant to the Court’s ruling, ZIM’s memorandum has been cancelled, and ZIM’s articles of association were also replaced by new articles of association. On July 16, 2014, ZIM completed its restructuring. See Note 11.A.2.

2.	I.C. Power

Crystal Power Corporation, Limited (hereinafter – Crystal), the minority shareholder of Nejapa Holdings Company, Limited (hereinafter – Nejapa Holdings) has sued before the Courts of the State of Texas at Brazoria County, Nejapa Holdings, Inkia Salvadorian, Limited (hereinafter – Inkia Salvadorian” and jointly with Nejapa Holdings, the “Inkia Defendants”) which is the majority shareholder of Nejapa Holdings, and certain subsidiaries of El Paso Corporation. The claims against the Inkia Defendants consist of a request (a) that Nejapa Holdings issue new shares in favor of Crystal effective as of June 2008 or that Inkia Salvadorian causes Nejapa Holdings to make such issuance, (b) that Nejapa Holdings be prevented from making distributions into an account opened by a New York Court as a result of an interpleader action filed by Nejapa Holdings and (c) that Inkia Salvadorian be prevented from abusing its majority position to harm Crystal. Crystal has not determined monetary damages against the Inkia Defendants.

The Inkia Defendants have stated that the requested share issuance has been made as of October 2008 and that therefore, that claim with respect to such issue is moot. Furthermore, Nejapa Holdings have claimed that the New York interpleader was filed to solve a dispute between Crystal and its creditors regarding the entitlement over the right to receive the distributions made by Nejapa Holdings to its shareholders with respect to Crystal’s shares in Nejapa Holdings. Finally, Inkia Salvadorian denies having abused its majority position in Nejapa Holdings and claims that Crystal has not proven the opposite.

Crystal counsel approached counsel for the Inkia Defendants to seek a settlement. Both counsels have commenced a mediation process to attempt to settle Crystal’s claims that was unsuccessful.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont.)

B.	Claims (Cont.)

2.	I.C. Power (Cont.)

The Plaintiffs filed a request for partial summary judgment before the Texas State District Court of Brazoria County (the “Brazoria Court”) against the Defendants seeking compensation for damages alleging that they were entitled to recover distributions made of the settlement reached with CEL and for a temporary restraining order preventing Nejapa Power from reorganizing. The Brazoria Court denied the mentioned motion for partial summary judgment.

In addition, the Plaintiffs withdrew their temporary restraining order after the Defendants demonstrated that they did not have an immediate intention of reorganizing the company without giving the Plaintiff reasonable prior notice as mandated by law and the company bylaws.

The Defendants filed a claim against the Plaintiff before the Texas State District Court of Harris County (the “Harris Court”) requesting the Harris Court to order the Plaintiffs to withdraw their claims pursuant to their contractual undertakings assumed the settlement agreement entered into with El Paso and a temporary restraining order to order the Brazoria Court to cease to continue to process the Plaintiffs’ claims. The Harris Court did not reject the request for temporary restraining order but moved the request. The decision on the merits of the case continues to be pending.

Notwithstanding the above, Inkia’s management believes that this contingency is not more likely than not because no evidence has been produced to demonstrate that they have breached the minority shareholder’s rights. Inkia’s management believes that this contingency is not more likely than not to occur.

3.	Quantum

On each of July 20, 2008, March 17, 2010 and October 16, 2013, V Cars LLC (formerly Visionary Vehicles) filed claims against IC, Quantum, Chery and/or individuals related to Chery in U.S., Hong Kong and Israeli forums. Generally, the claims, which are at various stages of adjudication, allege V Cars LLC conducted negotiations with Chery for the establishment of a joint venture for production of vehicles in China and distribution thereof in the United States and was forcibly removed from such discussions by IC, Quantum Chery and/or individuals related to Chery. With respect to the 2013 suit, V Car LLC asserts it is entitled to approximately NIS 600 million (approximately $173 million) in damages, or 28% of the value of Qoros as of the filing date of V Car LLC’s claim. Alternatively, V Car LLC claims it is entitled to a customary fee (amounting to approximately 10% of IC’s investment in Qoros). IC believes it has strong arguments to support its claim and each of Quantum and Chery have committed to indemnify each other under certain circumstances. Quantum is no longer a party to the single proceeding in which it was initially named. Neither Kenon, any of our subsidiaries, or Qoros are party to these proceedings.

C.	Commitments

1.	ZIM

a.	The projected future charter and operating lease payments in respect of the chartering of vessels and their equipment and others (for a period exceeding one year) are as follows:

	Related parties	Other	Total
	$ millions
2014	59	229	288
2015	46	206	252
2016	38	169	207
2017	18	140	158
2018	6	103	109
2019 and thereafter	15	163	178

	182	1,010	1,192

Lease payments are mainly in United States Dollars.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont.)

C.	Commitments (Cont.)

1.	ZIM (Cont.)

Certain ship owners (including related parties), who charter vessels to ZIM, agreed to reduce the contractual charter hire during the period from January 1, 2013 until December 31, 2013 (hereinafter: “the deferred charter hire”). The deferred charter hire shall be repaid on July 1, 2015. The aforesaid agreements can now be terminated on notice from the ship owners due to the “going concern” reference made in ZIM’s financial statements during the third quarter of 2013.

See Note 11.A.2 regarding ZIM’s ability to continue as a “going concern.”

b.	Commitments to acquire new vessels

1)	ZIM entered into contracts (which were updated during the years 2010-2013) with a shipyard for the building of 4 container vessels with a capacity of 8,800 TEU’s each. The date for payment of the next deposit was set as January 31, 2014.

These contracts were subsequently cancelled. ZIM is not obliged to pay to the shipyard additional payments beyond the down-payments already paid. ZIM is considering its claims against the shipyard in respect to said cancelation.

During 2013, ZIM has derecognized payments on account of the 4 vessels in an amount of approximately $72 million.

2)	ZIM entered into contracts with another shipyard for the building of nine container vessels with a capacity of 12,600 TEU’s each.

In March 2013, ZIM reached an agreement with the shipyard as follows:

i.	The parties agreed to cancellation of the building orders of 5 container vessels, in return for a refund of $30 million to ZIM out of the down payments made. During 2012 ZIM derecognized payments on account of those vessels in the amount of $60 million.

ii.	One year deferral of the delivery date and accordingly, of the repayment schedule for the additional 4 container vessels (delivery dates were deferred to 2016 and the next payments to 2014).

It has also been agreed that ZIM may request termination of the shipbuilding contracts by no later than January 31, 2014. The shipyard will have the right to terminate those contracts if an agreement is not reached by January 31, 2014 or if ZIM has not requested termination by that date. If the parties reach an agreement regarding the terms of the cancellation, the shipyard will refund ZIM an amount of $20 million. On December 31, 2012, due to the uncertainty about ZIM’s ability to meet the conditions precedent for a refund, ZIM derecognized payments in the amount of $73 million.

As at the signing date of this financial report, the contracts for the additional 4 container vessels were cancelled. ZIM has not received any additional payment demand and ZIM has not committed to pay additional amounts to the shipyard beyond the amounts it has already paid.

2.	I.C. Power

a.	Power purchase agreement

On November 2, 2009, O.P.C. signed a “power purchase agreement” (hereinafter – “the PPA”) with Israel Electric Company Ltd. (hereinafter – “IEC”) whereby O.P.C. undertook to construct a power plant within 49-52 months from the PPA signing date, and IEC undertook to purchase capacity and energy from O.P.C., over a period of twenty (20) years from the commencement date of commercial operation (“COD”) of the plant. The PPA is a “capacity and energy” agreement, meaning, a right of O.P.C. to provide the plant’s entire production capacity to IEC, and to produce electricity in the quantities and on the dates as required by IEC.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements
As at December 31, 2013

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont.)

C.	Commitments (Cont.)

2.	I.C. Power (Cont.)

a.	Power purchase agreement (Cont.)

Pursuant to the PPA, O.P.C. bears the responsibility for obtaining all the approvals and permits required for construction of the power plant within 23 months from the PPA signing date, executing the financial closing within 24 months from the PPA signing date, starting commercial operation of the project within 49-52 months from the PPA signing date, and construction and operation of the power plant.

In March 2013 O.P.C. received a letter from IEC, claiming a breach of the PPA due to the delay in COD. O.P.C. responded that it rejects the aforementioned claim. Based on O.P.C.’s opinion and according to its legal consultants, no provision was included in the financial statements since, among other things, any future claim will be covered by a guarantee of Daewoo International (hereinafter – Daewoo), from Korea.

b.	Construction and service agreements

On June 27, 2010, O.P.C. signed detailed and binding agreements with Daewoo, for the construction of a combined cycle power plant with a guaranteed production capacity of 437 MW on a turnkey basis (“the EPC Agreement”), and with Mitsubishi Heavy Industries (“MHI”), from Japan, for a long term service agreement for the gas turbine, steam turbine and generator, commencing after the commercial operation date, for a 12 year period (“the LTSA Agreement”). The aggregate cost of these two agreements is $440 million.

In accordance with the EPC Agreement, Daewoo committed to complete the power plant construction by December 2012. During 2012 Daewoo updated its projection to the end of March 2013.

Both parties are still negotiating the outstanding commercial issues and the delays in project schedule.

Based on the O.P.C.’s opinion and according to its legal consultants, no provision was included in the financial statements due to the outstanding commercial issues.

c.	Israeli Electricity Reform

In July 2013, the Government of Israel appointed a steering committee for the execution of a reform in IEC and in the Israeli electricity industry (hereinafter – “the Committee”). The Committee, which is headed by the Supervisor of the Government Companies Authority, includes Ministry representatives from the National Infrastructures, Energy and Water Resources and Finance sectors. The Committee’s main tasks include among others: the evaluation of the optimum structure for the electricity industry and for IEC and a proposal of an efficiency plan for IEC, and of an overall reform plan for the electricity industry and for IEC. O.P.C. expects the Committee to publish its recommendations during the first half of 2014. Until then, O.P.C. is not able to estimate the impacts of the reform on its activities.

d.	On November 25, 2012, O.P.C. signed an agreement with Tamar Partners regarding the natural gas supply to the power plant for a period commencing from the start of natural gas flowing to the power plant and ending 16 years later or the date on which O.P.C. will consume the total contractual quantity, whichever is earlier. In addition, each party has the right to extend the period of the agreement for a period of up two additional years under certain conditions or until the date of consuming the total contract quantity by O.P.C., whichever is earlier (hereinafter – the Agreement). According to the Agreement, O.P.C. will purchase natural gas from the Tamar Partners, and the total contractual quantity of the Agreement is 10.6 BCM (billions of cubic meters).

The Tamar Partners estimate that the financial scope of the Agreement is estimated at approx. 2.5 billion US dollars (excluding the option to reduce of the quantities, as mentioned above).

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont.)

C.	Commitments (Cont.)

2.	I.C. Power (Cont.)

The Agreement is subject to receipt of the approval of the Antitrust Authority, which to date, has not been received yet.

On September 3, 2013 the Tamar Partners informed the Company that the contract price for the natural gas should be updated. The Company rejects such position. Both parties are in early discussions regarding their positions.

e.	CDA agreed in November 2011 to construct a power station with a consortium of two construction companies Astaldi (Italy) – Grañay Montero (Peru) (hereinafter – “the Hydro Contractor Agreement”). Pursuant to the Hydro Contractor Agreement, the hydro- electric power station, will have a capacity of about 510 megawatts and will be constructed within about 4 years from the issuance of “the Conditional Work Commencement Order” to the contractor, which was delivered to it in September 2012. The total payment to the construction contractor is estimated at $700 million. I.C. Power’s management expects the power station to commence commercial operation by mid 2016.

On August 17, 2012, CDA reached a financial closing for the project, in the amount of $591 million, with a group of 12 foreign banks, led by Sumitomo Mitsui Bank (hereinafter in this Section – “the Financing Agreement”). The financing reflects about 65% of the project’s costs, where the balance of 35% is to be financed out of equity contributions.

There are a number of preconditions with respect to the first withdrawal under the Financing Agreement, including, among others, preparation and recording of the liens and pledges granted as security, and receipt of approvals from the government for changes due to the review of the environment impact report of the impact and the concession agreement.

On July 30, 2013, the first withdrawal was made, in the amount of $61 million. The cost of the planned investment in the project is $910 million, including interest during the construction period. As at December 31, 2013, the investment in the Project amounted to $399 million. During 2013, IC increased its guarantee to an estimated $83 million and IC also committed that its holdings in Inkia Energy will not fall below the rate of 50.1% (which it currently holds, indirectly, at the rate of 100%). These commitments are valid up to completion of construction of the project, which is expected to take place in 2016. In August, the guarantee was reduced to $65 million.

As at December 31, 2013, CDA has signed a PPA with three distribution companies and a PPA with Electroperu to provide capacity and the related energy of 402 MW. The PPA with the distribution companies is for 202MW, for a period of 10 years, commencing from January 2018 with final expiration in December 2027. The PPA with Electroperu is for 200MW, for a period of 15 years, commencing from January 2016 with final expiration in December 2030.

f.	In November 2013, Kallpa Generaction, a subsidiary of Inkia, signed an agreement for acquisition of an open-cycle power station that operates on natural gas having a capacity of 193 MW, which is located in Chilca, in Peru, about 3 kilometers from Kallpa’s site, for a consideration of $114 million. The site commenced its operations in May 2010 and it has all the required licenses including development of an expansion of a gas turbine to 190 megawatts. On April 1, 2014, Kallpa received all the approvals and took control on the site. Kallpa has a financing agreement regarding this agreement in an amount of up to $112 million.

g.

In November 2013, Samay I won a tender from the Government of Peru for construction of a dual-fired power plant (natural gas and diesel) with an open cycle having a capacity of about 600 megawatts, which will serve as a back-up station for the electricity system and will operate at this stage on diesel fuel. The agreement with the government is for a period of 20 years with fixed monthly capacity payments and pass-through of all variable costs during the cold reserve phase. The total revenue from this agreement is $1 billion. The station will be constructed in the Mollendo area in the District of Arequipa in Peru. When gas reaches the area, the station will

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont.)

C.	Commitments (Cont.)

2.	I.C. Power (Cont.)

operate on gas and Samay I will be able to sell the electricity produced on a fixed basis to the private market, for additional consideration. The cost of the investment in construction of this plant is estimated at $380 million and is to be financed by about 80% debt and the remaining 20% through equity. Commercial operation of the power plant is required no later than April 30, 2016.

h.	As of December 31, 2013, Inkia has issued a standard by letter of credit in favor of Samay I for an amount of $15 million to guarantee the performance of the contractual obligations assumed by Samay I as a result of the bid process awarded.

i.	On November 29, 2013, Kallpa entered into a purchase agreement with Duke Energy Egenor Sociedad en Comandita por acciones to acquire the 193MW single turbine natural gas fired plant Las Flores which is located in Chilca, 3km away from the Kallpa site and 60km south of Lima, in Peru for an amount of $114 million. The plant began operations in May 2010 and is fully permitted (Environmental Impact Study, connection rights, definitive concession approved, etc.) including a future 190MW gas-fired expansion. On February 26, 2014 the Peruvian Antimonopoly Regulator issued a resolution approving Las Flores Plant acquisition. In addition, on March 21, 2014 the Ministry of Energy and Mines approved the assignment of the power generation license from Duke to Kallpa. On April 1, 2014 Kallpa took control of Las Flores plant.

j.	As of December 31, 2013, Kallpa has entered into twenty seven PPA with unregulated consumers to provide capacity and the associated energy of 509 MW (twenty five PPAs of 487 MW as of December 31, 2012). These contracts have various commencement dates, and vary in duration between 2013 and 2028. Also, as of December 31, 2013, the Kallpa has signed thirteen PPAs with 4 distribution companies for 570 MW (twelve PPAs with 4 distribution companies for 620 MW as of December 31, 2012).

The Peruvian market functions on the marginal cost method in which the generators bid their marginal cost to the market regulator who instructs the most efficient generators to produce electricity for the system. In the event Kallpa is not capable to meet its commitments under the contracts, Kallpa will be required to purchase energy in the spot market.

k.	In May 2013, Nejapa entered into two PPAs that were awarded as a result of two tenders for 71.2MW and 38.8MW of capacity, with 54-month and 48-month terms, respectively. Each PPA was divided among the seven distribution companies that conducted the tenders. The term of each PPA commenced in August 2013.

l.	Gas Supply and Transportation

Kallpa purchases natural gas for its generation facilities from the Camisea consortium under an exclusive natural gas supply agreement dated January 2, 2006, as amended. Under this agreement, the Camisea Consortium agreed to supply Kallpa’s natural gas requirements, subject to a daily maximum amount and Kallpa agreed to acquire natural gas exclusively from the Camisea Consortium.

The Camisea consortium is obligated to provide a maximum of 4.3 million cubic meters of natural gas per day to our Kallpa plant and Kallpa is obligated to purchase a minimum of approximately 2.1 million cubic meters of natural gas per day. In the event that Kallpa does not consume the contracted minimum on any given day, Kallpa is permitted to use that lacking quantity on any day during the course of the following 18 months from the day of under-consumption.

The price that Kallpa pays to the Camisea consortium for the natural gas supplied is based on a base price in U.S. dollars set on the date of the agreement, indexed monthly based on a basket of market prices for heavy fuel oil, with discounts available based on the volume of natural gas consumed. This agreement expires in June 2022.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont.)

C.	Commitments (Cont.)

2.	I.C. Power (Cont.)

l.	Gas Supply and Transportation (Cont.)

Natural gas transportation services are rendered to Kallpa by Transportadora de Gas del Perú (TGP) under a natural gas firm transportation agreement dated December 10, 2007, as amended, and a natural gas firm transportation agreement dated September 16, 2011. Under the first of these agreements, TGP is obligated to transport up to approximately 3.2 million cubic meters of natural gas per day from the Camisea consortium’s delivery point located at the Camisea natural gas fields to Kallpa’s facilities. This obligation will be reduced by 206,000 cubic meters per day beginning in April 2030. This agreement expires in December 2033. Under the second of these agreements, upon the completion of the expansion of TGP’s pipeline facilities (expected during the first half of 2016), TGP is obligated to transport up to 565,000 cubic meters per day. This agreement expires in April 2030. Under both agreements, Kallpa pays a regulated tariff approved by OSINERGMIN.

Kallpa has also entered into a natural gas interruptible transportation service agreement with TGP dated December 6, 2005, as amended, under which TGP is obligated to transport up to approximately 1,905,000 cubic meters of natural gas per day from the Camisea consortium’s delivery point to Kallpa’s facilities, subject to the availability of the necessary capacity in TGP’s pipelines. This obligation will be reduced by 565,000 cubic meters upon the completion of the expansion of TGP’s pipeline facilities, and subsequently increase by 771,000 cubic meters beginning in April 2030. Under this agreement, Kallpa pays a regulated tariff approved by the OSINERGMIN. This agreement expires in December 2033.

D.	Concessions

1.	Until December 2010, Compania Boliviana de Energía Electrica (hereinafter – “COBEE”) (a subsidiary of Inkia) was engaged in the production of electricity and local distribution under a concession granted to it by the Government of Bolivia, in October 1990 for a period of 40 years. As part of Bolivian law, COBEE is required to move from a concession to a license. COBEE completed all its procedural obligations in the process. In addition, COBEE has received a temporary license. As of the approval date of the report, the Bolivian government had not legislated or approved any process or guidelines for conversion of the temporary license to a permanent license.

2.	On December 29, 2012, the government of Bolivia nationalized companies that were privatized in the past. In addition, the President of Bolivia announced that the government intends to control the electricity market and it intends to hold an open discussion regarding the conditions wherein the process will take place. As of the approval date of the report, the government of Bolivia has not yet clarified its intentions.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont.)

E.	Liabilities secured by liens

ZIM

As security for part of the short-term and long-term credit received from banks and other long-term loans and liabilities taken out by ZIM in order to, among other things, finance acquisition of vessels, and as security for bank guarantees, liens have been recorded on most of the fleet of vessels and the related equipment, including the revenues produced by the vessels and the insurance rights relating to the vessels, containers, transport equipment and other tangible assets. The value in ZIM’s books of the pledged assets is as follows:

	As at
	December 31		January 1 2012
	2013	2012
	$ millions
Vessels and payments on account of vessels	1,588	1,675	1,766
Containers and transport equipment	295	363	464
Deposits	17	1	5
Land and buildings	9	25	26

	1,909	2,064	2,261

I.C. Power

The majority of I.C. Power’s loans are secured by I.C. Power’s power plant and related assets,

Note 20 – Parent Company Investment

A.	Contribution from Parent Company

	For the Year Ended December 31
	2013	2012
	$ millions
ICPower	(14)	4
Qoros	137	59
Zim	—	100
Other	17	32
General and administrative funding	14	17

	154	212

B.	Translation reserve of foreign operations

The translation reserve includes all the foreign currency differences stemming from translation of financial statements of foreign activities as well as from translation of liabilities defined as investments in foreign activities commencing from January 1, 2007 (the date IC first adopted IFRS).

C.	Capital reserves

Capital reserves reflect the unrealized portion of the effective part of the accrued net change in the fair value of hedging derivative instruments that have not yet been recorded in the statement of income.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 21 – Revenues

	For the Year Ended December 31
	2013	2012
	$ millions
Revenues from shipping and shipping-related services	3,682	3,960
Sale of electricity	873	576
Sale of biodiesel and its related products	257	215

	4,812	4,751

Note 22 – Cost of Sales and Services

A.	Composition

	For the Year Ended December 31
	2013	2012
	$ millions
Payroll and related expenses	63	58
Manufacturing, operating expenses and subcontractors	260	104
Materials and merchandise	212	177
Port expenses	287	274
Expenses related to cargo handling	1,349	1,350
Lease fees of vessels and containers	572	593
Fuel, gas and lubricants	1,137	1,263
Agents’ commissions	169	176
Other	336	365

	4,385	4,360

B.	Detail by type of revenue

Shipping and shipping-related services	3,554	3,766
Sales of electricity	594	396
Biodiesel and its related products	237	198

	4,385	4,360

Note 23 – Selling, General and Administrative Expenses

	For the Year Ended December 31
	2013	2012
	$ millions
Payroll and related expenses	127	114
Bad and doubtful debts	2	1
Depreciation and amortization	21	27
Other expenses	85	79

	235	221

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 24 – Other Income and Expenses

	For the Year Ended December 31
	2013	2012
	$ millions
Other Income
Gain on sale of property, plant and equipment	28	31
Gain from dilution	1	5
Other	12	9

	41	45

Other expenses
Impairment, mainly in respect of vessels	7	5
Loss from sale of interest in subsidiaries, associates and dilution	5	—
Expenses in respect of early retirement of employees (see Note 18.H)	24	—
Other	2	1

	38	6

Note 25 – Financing Income (Expenses), Net

	For the Year Ended December 31
	2013	2012
	$ millions
Financing income
Interest income from bank deposits	(4)	(3)
Other income	(3)	(3)

Financing income	(7)	(6)

Financing expenses*
Interest expenses to banks and others	222	196
Net loss from change in exchange rates	40	20
Net change in fair value of derivative financial instruments**	103	20
Other expenses	19	2

Financing expenses	384	238

Net financing expenses recorded in the statement of income	377	232

*	Regarding group capitalized financing expenses to property, plant and equipment. The Group capitalized financing expenses to property, plant and equipment, in the amount of approximately $44 million and $56 million in 2013 and 2012, respectively.
**	See Note 29F.

Note 26 – Taxes on Income

A.	Components of the taxes on income

	For the Year Ended December 31
	2013	2012
	$ millions
Current taxes on income
In respect of current year	57	35

Deferred tax income
Creation and reversal of temporary differences	6	5

Total taxes on income	63	40

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 26 – Taxes on Income (Cont.)

B.	Reconciliation between the theoretical tax on the pre-tax income and the tax expenses

	For the Year Ended December 31
	2013	2012
	$ millions
Loss before taxes on income	(546)	(400)
Statutory tax rate	25%	25%

Tax computed at the principal tax rate applicable to the Group	(136)	(100)

Increase (decrease) in tax in respect of:
Elimination of tax calculated in respect of the Group’s share in losses of associated companies	27	9
Income subject to tax at a different tax rate	20	12
Non-deductible expenses	14	18
Tax in respect of foreign dividend	(8)	(7)
Tax losses and other tax benefits for the period regarding which deferred taxes were not recorded	141	111
Other differences	5	(3)

Taxes on income included in the statement of income	63	40

C.	Deferred tax assets and liabilities

1.	Deferred tax assets and liabilities recognized

The deferred taxes in respect of companies in Israel are calculated based on the tax rate expected to apply at the time of the reversal as detailed below. Deferred taxes in respect of subsidiaries operating outside of Israel were calculated based on the tax rates relevant for each country.

The deferred tax assets and liabilities are allocated to the following items:

	Property plant and equipment*	Employee benefits	Carryforward of losses and deductions for tax purposes	Other	Total
	$ millions
Balance of deferred tax asset (liability) as at January 1, 2012	(350)	22	293	(6)	(41)
Changes recorded on the statement of income	15	(1)	(9)	(10)	(5)

Balance of deferred tax asset (liability) as at December 31, 2012	(335)	21	284	(16)	(46)
Changes recorded on the statement of income	6	5	(14)	(3)	(6)
Changes recorded to equity reserve	—	(2)	—	6	4
Losses from translation reserves	—	—	—	(3)	(3)
Impact in change in tax rates	(16)	1	15	—	—
Exit from the consolidation	—	—	(1)	—	(1)

Balance of deferred tax asset (liability) as at December 31, 2013	(345)	25	284	(16)	(52)

*	Pursuant to the Income Tax Regulations in Israel, for tax purposes ZIM may use accelerated depreciation rates on ships and equipment which are higher than the depreciation rates used in for the presentation of the financial statements.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 26 – Taxes on Income (Cont.)

C.	Deferred tax assets and liabilities (Cont.)

2.	The deferred taxes are presented in the statements of financial position as follows:

	As at
	December 31		January 1 2012
	2013	2012
	$ millions
As part of non-current assets	28	26	22
As part of non-current liabilities	(80)	(72)	(63)

	(52)	(46)	(41)

3.	Deferred tax assets and liabilities not recognized

Deferred tax assets and liabilities were not recognized in respect of the following items:

	As at
	December 31		January 1 2012
	2013	2012
	$ millions
Carryforward losses for tax purposes	1,453	887	468

Deferred tax assets have not been recognized in respect of these differences because it is not probable that future taxable income will be available against which the Group can use the benefits therefrom.

D.	Taxation of companies in Israel

1.	Tax rates

a.	Set forth below are the tax rates that are relevant to the Group companies in Israel in the years 2012-2013:

2012 – 25%

2013 – 25%

2.	ZIM

ZIM measures its results for tax purposes on the basis of changes in the exchange rate of the United States dollar and maintains its books for tax purposes in United States dollars, as stipulated by the relevant regulations.

ZIM’s Israeli subsidiaries are taxed under the Israeli Income Tax ordinance – 1961. Non-Israeli subsidiaries are taxed under the laws in their countries of residence.

On August 5, 2013, the Law for Changing National Priorities (Legislation Amendments for Achieving Budget Goals for 2013 and 2014) – 2013 was published in the Official Gazette. It determined, inter alia, an increase of the Companies Tax rate from the tax year 2014 and onwards, to a rate of 26.5% (instead of 25%).

E.	Taxation of companies outside of Israel

Non-Israeli subsidiaries are assessed based on the tax laws in their resident countries.

I.C. Power

In Peru, Kallpa has a 30% income tax rate and is subject to 4.1% withholding tax on distributions made to non-resident shareholders.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 26 – Taxes on Income (Cont.)

E.	Taxation of companies outside of Israel (Cont.)

I.C. Power (Cont.)

Current income tax on operations in El Salvador includes income tax from the consolidated subsidiaries of Nejapa Power Company Sucursal and Cenergica, which is primarily a fuel terminal operation and the service company for Nejapa. The income tax rate in El Salvador is 30% effectively as of January 1, 2012. In addition, a 5% to 25% withholding tax has been approved depending on whether the payments are to countries with preferential tax regimes.

In the Dominic Republic, the power generating subsidiary Compañía de Electricidad de Puerto Plata (CEPP) was tax exempt from the payment of all direct taxes, including income tax and withholding tax until April 2012, under the provisions of the National Development Incentives Law. Until November 2012, the Dominican Statutory tax rate was 29% and the withholding tax rate was 25%. This withholding tax was applicable against future income taxes. From November 2012, the Dominican government introduced significant changes in the current tax regulations. As a result of this, the income tax rate was set at 29% until 2013 (28% for 2014, and 27% from 2015 thereafter) and withholding tax will be 10% with no credit against future taxes.

In Bolivia, the company has a 25% income tax rate and is subject to 12.5% withholding tax on the Bolivian branch profits credited to the shareholders.

Tax authorities are legally entitled to review and, if necessary, amend the taxes calculated individually by the companies of the Group, for a period of, generally, five years after the tax filing. Due to the diverse possible interpretations that tax authorities may give to the current laws, it is not possible to determine whether such reviews will result in additional tax liabilities for the Group companies. Any charge or additional tax payable that results from these reviews will be charged to expenses in the years in which they are settled.

F.	Tax loss carryforwards

As at December 31, 2013, the Group has losses and deductions for tax purposes that may be carried forward to the succeeding year in the amount of $2,484 million and capital losses for tax purposes in the amount of $57 million. The balance of loss carry forwards for which no deferred taxes have been created amounts to $1,396 million. No deferred taxes were recognized with respect to capital losses.

Note 27 – Segment Information

A.	General

The Group has three reportable segments, as described below, which form the Group’s strategic business units. The strategic business units are comprised of different legal entities, and the allocation of resources and evaluation of performance are managed separately. For each of the strategic business units, the Group’s chief operating decision maker (CODM) reviews internal management reports on at least a quarterly basis. However, in light of Kenon’s future expected reporting practices to its CODM, Qoros is voluntarily presented as a separate segment. The following summary describes the legal entities in each of the Group’s operating segments:

1)	ZIM Integrated Shipping Services Ltd. – ZIM operates in the shipping lines’ industry through the use of containers. It operates shipping routes between fixed ports based on set timetables while anchoring in harbors in accordance with a predetermined plan. ZIM also provides significant services that are auxiliary to its shipping activities, such as, delegation, customs clearance, overland transport, distribution, warehousing, insurance, container terminals, marine terminal operation services and logistic services.

2)	I.C. Power Ltd. – I.C. Power through its subsidiary companies, is engaged in the production, operation and sale of electricity in countries in Latin America, the Caribbean region and Israel. It also is engaged in the construction and operation of power stations in Latin America.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 27 – Segment Information (Cont.)

A.	General (Cont.)

3)	Qoros Automotive Co., Ltd – A China-based automotive company that is jointly-owned with a subsidiary of Chery, a state controlled holding enterprise and large Chinese automobile manufacturing company. Qoros seeks to deliver international standards of quality and safety, as well as innovative features, to the large and fast-growing Chinese market. Qoros’ vision is to build high quality cars for young, modern, urban consumers based upon extensive research and product tailoring. Qoros launched and sold its first car, the Qoros 3 Sedan, in December 2013. Qoros is an associated company.

4)	Other – In addition to the segments detailed above, the Group has other activities, such as a semi-conductor business and renewable energy businesses.

Evaluation of the operating segments performance is based on the EBITDA.

Information regarding the results of the activity segments is detailed below. Inter-segment pricing is determined based on transaction prices during the ordinary course of business.

B.	Information regarding reportable segments

Information regarding activities of the reportable segments is set forth in the following table.

	ZIM	I.C. Power	Qoros*	Other	Adjustments	Total
	$ millions
2013:
Sales to external customers	3,682	866	—	257	—	4,805
Inter-segment sales	—	7	—	—	—	7

	3,682	873	—	257	—	4,812
Elimination of inter-segment sales	—	(7)	—	—	7	—

Total sales	3,682	866	—	257	7	4,812

EBITDA	48	247	—	(29)	—	266

Depreciation and amortization	238	75	—	5	—	318
Financing income	(3)	(5)	—	(31)	32	(7)
Financing expenses	330	86	—	—	(32)	384
Share in losses (income) of associated companies	(10)	(32)	(127)	32	—	117

	555	124	(127)	6	—	812

Income (loss) before taxes	(507)	123	(127)	(35)	—	(546)
Taxes on income	23	42	—	(2)	—	63

Income (loss) for the year	(530)	81	(127)	(33)	—	(609)

Other significant non-cash items:
Decline in value of fixed and intangible assets	79	—	—	—	—	79

Segment assets	2,591	2,749	—	1,240	(1,136)	5,444
Investments in associated companies	11	286	226	17	—	540

						5,984

Segment liabilities	3,180	2,237	—	751	(1,136)	5,032

Capital expenditure	20	351	—	—	—	371

* Associated Company – See Note 10.A.1, 10.C.a.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 27 – Segment Information (Cont.)

B.	Information regarding reportable segments (Cont.)

Information regarding activities of the reportable segments is set forth in the following table.

	ZIM	I.C. Power	Qoros*	Other	Adjustments	Total
	$ millions
2012:
Sales to external customers	3,960	576	—	215	—	4,751
Inter-segment sales	—	—	—	—	—	—

	3,960	576	—	215	—	4,751
Elimination of inter-segment sales	—	—	—	—	—	—

Total sales	3,960	576	—	215	—	4,751

EBITDA	108	154	—	(14)	—	248

Depreciation and amortization	314	55	—	4	—	373
Financing income	(3)	(5)	—	(24)	26	(6)
Financing expenses	214	50	—	—	(26)	238
Share in losses (income) of associated companies	(9)	(33)	54	31	—	43

	516	67	54	11	—	648

Income (loss) before taxes	(408)	87	(54)	(25)	—	(400)
Taxes on income (tax benefit)	19	21	—	—	—	40

Income (loss) for the year	(427)	66	(54)	(25)	—	(440)

Other significant non-cash items:
Decline in value of fixed assets	138	—	—	—	—	138

Segment assets	3,142	2,145	—	1,073	(959)	5,401
Investments in associated companies	18	312	207	40	—	577

						5,978

Segment liabilities	3,186	1,709	—	594	(959)	4,530

Capital expenditure	42	391	—	—	—	433

* Associated company – See Note 10.A.1, 10.C.a.

C.	Information at the entity level

Information based on geographic areas

In presentation of the information on the basis of geographic areas, the segment revenues are based on the geographic location of the assets. The segment’s assets are based on the geographic location of the assets.

The Group’s revenues from sales to external customers on the basis of the geographic location of the assets are as follows:

	For the year ended December 31
	2013	2012
	$ millions
Europe	257	214
America	686	576
Israel	187	1
ZIM (1)	3,682	3,960

Total revenues	4,812	4,751

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 27 – Segment Information (Cont.)

C.	Information at the entity level (Cont.)

Information	based on geographic areas (Cont.)

*	The Group’s non-current assets on the basis of geographic areas:

	As at
	December 31		January 1 2012
	2013	2012
	$ millions
Europe	28	29	29
America	1,433	1,232	1,037
Israel	531	433	305
ZIM (2)	2,030	2,390	2,715

Total assets	4,022	4,084	4,086

Composed of property, plant and equipment and intangible assets.

Set forth below is data with respect to ZIM:

(1)	ZIM’s revenues from sales on the basis of their geographic location are as follows:

	For the year ended December 31
	2013	2012
	$ millions
Trans Pacific	1,265	1,359
Asia Europe	763	862
Trans-Atlantic	411	437
Inland America	209	222
Inland Europe	225	237
Inland Asia	254	199
Other	555	644

	3,682	3,960

(2) ZIM’s non-current assets on the basis of geographic areas:

	As at
	December 31		January 1
	2013	2012	2012
	$ millions
Trans Pacific	486	505	780
Asia Europe	830	853	733
Trans-Atlantic	215	295	320
Inland America	30	44	57
Inland Europe	153	165	97
Inland Asia	89	89	44
Other	227	439	684

	2,030	2,390	2,715

Composed of property, plant and equipment and intangible assets.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 28 – Transactions with Related Parties

A.	Identity of related parties:

The Group’s related parties are as defined in IAS 24 (2009) – Related Party Disclosures and included: IC, IC’s beneficial owners and IC’s subsidiaries, affiliates and associates companies.

In the ordinary course of business, some of the Group’s subsidiaries and affiliates engage in business activities with each other.

Ordinary course of business transactions are aggregated in this Note. This Note also includes detailed descriptions of material related party transactions.

B.	Set forth below is a summary of the existing related party transactions between the relevant businesses and IC affiliates:

ZIM Framework Agreement

The Group has approved an agreement for collaboration (hereinafter – “the Framework Agreement”) between ZIM and the related parties in ZIM. The subject matter of the Framework Agreement is joint cooperation between ZIM and a related party for 12 years commencing from May 2006 (the date of its approval ZIM’s General Meeting). ZIM committed that every 4 years the agreement will be renewed at its General Meeting. The Framework Agreement includes a number of limitations, tests and benchmarks that are intended to ensure the appropriateness, fairness and transparency of every transaction executed under the framework agreement and will allow the Audit Committees and the Boards of Directors of ZIM and of IC to examine each separate transaction’s compliance with the said conditions. As at the approval date of the financial statements, the Framework Agreement had not been renewed.

ZIM’s Vessels and Operating Leases

As of December 31, 2013, ZIM jointly owned 4 of its vessels with, and leased 11 of its 61 leased vessels from, related parties. In 2013 and 2012, ZIM paid $102 million and $103 million, respectively, to related parties in connection with charter hires.

C.	Transactions with related parties (excluding associates):

	For the year ended December 31
	2013	2012
	$ millions
Sales from shipping	20	22

Sales of electricity	90	—

Operating expenses of voyages and services	190	214

Administrative expenses	2	2

Other income, net	2	—

Financing expenses, net	32	37

D.	Transactions with associates:

	For the year ended December 31
	2013	2012
	$ millions
Sales of electricity	7	—

Operating expenses of voyages and services	13	11

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 28 – Transactions with Related Parties (Cont.)

E.	Balances with related parties:

	December 31
	2013					2012	2011
	Ofer group	Bank Leumi group	Associates	Other related parties*	Total	Total	Total
	$ millions
Cash and short-term deposit	—	83	—	11	94	90	67

Trade receivables	—	—	94	22	116	73	51

Other investments	—	—	—	—	—	—	24

Short-term liabilities	—	—	—	—	—	1	5

Trade and other payables	1	—	8	13	22	25	26

Long-term credit
In dollars or linked thereto	268	8	—	—	276	279	270

Weighted-average interest rates (%)	**9%	25.5%	—	—

In CPI-linked Israeli currency	—	121	—	—	121	104	11

Weighted-average interest rates (%)	—	5%	—	—

CPI-linked shekel debentures	—	4	—	—	4	3	3

Weighted-average interest rates (%)	—	29%	—	—

Repayment Years:
Current maturities	18	4
Second year	52	4
Third year	21	4
Fourth year	25	5
Fifth year	20	5
Sixth year and thereafter	132	111

	268	133

*	Bank Mizrahi Group, IC, ICL, ORL.
**	Mainly effective interest of financing leases.

Regarding commitments with related parties in respect of operating leases of vessels and the equipping thereof – see Note 19.C.1.

Note 29 – Financial Instruments

A.	General

The Group has extensive international activity wherein it is exposed to credit, liquidity and market risks (including currency, interest, inflation and other price risks). In order to reduce the exposure to these risks, the Group holds derivative financial instruments, (including forward transactions, SWAP transactions, and options) for the purpose of economic (non-accounting) hedging of foreign currency risks, inflation risks, commodity price risks, interest risks and risks relating to the price of inputs. Furthermore, the Group holds derivative financial instruments to hedge its risk in respect of changes in the cash flows of issued bonds, and such instruments are used accounting hedges.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 29 – Financial Instruments (Cont.)

B.	Risk management process

The risk management of the Group companies is executed as part of ongoing management. The Group companies monitor the extent of the exposure on a regular basis. The hedge policies with respect to the different types of exposures are discussed by the boards of directors of the companies.

The comprehensive responsibility for establishing the base for the Group’s risk management and for supervising its implementation lies with the Board of Directors. The Board of Directors appointed the Group’s CFO to manage the risks of the Group and of the headquarters companies. The Finance Committee discusses the Group’s risk management on a current basis.

The Audit Committee of the Board of Directors, in accordance with the work plan determined from time to time, also supervises Management’s monitoring of compliance with the Group’s risk management policies and procedures.

C.	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counter-party to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s trade and other receivables and from investments in securities, as well as from transactions in derivatives.

The Group’s cash and cash equivalents, short-term deposits and short-term marketable investments are deposited mainly in banks and financial institutions in Israel, Europe, South America and the United States.

The Group companies deposit most of their liquid monetary assets in short-term bank deposits. All the deposits are with first-rate banks while spreading the amounts appropriately among the banks and preferring use of banks that provide loans to the Group.

The transactions in derivatives are executed with large financial institutions in Israel and abroad, and therefore, in the opinion of the Group’s management the credit risk in respect thereof is low.

The Group’s exposure to credit risk is influenced by the individual characteristics of each significant customer. The demographics of the Group’s customer base, including the default risk of the industry and country, in which customers operate, also influences the level of credit risk.

Components of the Group’s income are derived from income from voyages and energy services in different countries worldwide. The exposure to a concentration of credit risk with respect to trade receivables is limited due to the relatively large number of customers, wide geographic spread and the ability in some cases to auction the contents of the container, the value of which is most likely to be greater than the outstanding debt. The maximum exposure to credit risk is represented by the carrying value of each financial asset.

The Group has established a credit policy under which each new credit customer is analyzed individually for creditworthiness before the Group’s standard payment and delivery terms and conditions are offered. The Group’s review includes financial analysis from external sources. Credit limits are established for each customer, which represents the maximum open amount approved by the relevant level of authorization. These limits are reviewed periodically, at least once a year.

Customers that fail to meet the Group’s benchmark creditworthiness may transact with the Group only on a cash basis.

Most of the Group’s customers have been transacting with the Group for a few years and losses have occurred infrequently. Customers that are graded as “high risk” are placed on a restricted customer list and future sales are made on a cash basis, unless otherwise approved by the credit committee.

In some cases, based on their credit risk profile, customers may be asked to provide guarantees.

Specific provisions for doubtful accounts are made to reflect the potential losses inherent in debts where in management’s estimation collection is doubtful.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 29 – Financial Instruments (Cont.)

C.	Credit risk (Cont.)

(1)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure.

The maximum exposure to credit risk for trade receivables, as of the date of the report, by geographic region was as follows:

	As at
	December 31		January 1 2012
	2013	2012
	$ millions
Israel	82	37	42
Euro-zone countries	55	57	58
India	2	3	—
The Far East	48	58	44
South America	40	51	30
North America	57	59	58
Other regions	74	58	54

	358	323	286

(2)	Aging of debts and impairment losses

Set forth below is an aging of the trade receivables:

	As at December 31, 2013			As at December 31, 2012			As at January 1, 2012
	For which impairment was not recorded	For which impairment was recorded		For which impairment was not recorded	For which impairment was recorded		For which impairment was not recorded	For which impairment was recorded

		Gross	Impairment		Gross	Impairment		Gross	Impairment
	$ millions
Not past due	248	—	—	231	—	—	246	—	—
Past due up to 3 months	93	—	—	79	2	(2)	31	1	(1)
Past due 3 – 9 months	15	—	—	7	—	—	6	—	—
Past due more than one year	2	6	(6)	6	5	(5)	3	6	(6)

	358	6	(6)	323	7	(7)	286	7	(7)

D.	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and adverse credit and market conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group manages the liquidity risk by means of holding cash balances, short-term deposits, other liquid financial assets and credit lines.

As of December 31, 2013, the Group has a deficit in the working capital. The deficit in the working capital derives from classification of long-term loans, liabilities and debentures in ZIM, in the amount of $1,505 million, which were reclassified from long-term to short-term, in accordance with the accounting treatment under IAS 1. For additional information – see Note 11.A.2.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 29 – Financial Instruments (Cont.)

D.	Liquidity risk (Cont.)

Set forth below are the anticipated repayment dates of the financial liabilities, including an estimate of the interest payments. This disclosure does not include amounts regarding which there are offset agreements:

	As at December 31, 2013
	Book value	Projected cash flows	Up to 1 year	1–2 years	2–5 years	More than 5 years
	$ millions
Non-derivative financial liabilities
Credit from banks and others *	228	239	239	—	—	—
Trade payables	532	532	532	—	—	—
Other payables and credit balances	124	124	124	—	—	—
Non-convertible debentures **	902	1,723	112	96	301	1,214
Loans from banks and others **	2,333	3,042	343	454	835	1,410
Liabilities in respect of financing lease	521	677	117	109	281	170

Financial liabilities – hedging instruments
Interest SWAP contracts	9	8	6	9	5	(12)
Forward exchange rate contracts	12	12	7	4	1	—

Financial liabilities not for hedging
Interest SWAP contracts and options	5	5	2	1	2	—
Derivatives on exchange rates	1	1	1	—	—	—

	4,667	6,363	1,483	673	1,425	2,782

*	Excludes current portion of long-term liabilities and long-term liabilities which were classified to short-term.
**	Includes current portion of long-term liabilities and long-term liabilities which were classified to short-term.

	As at December 31, 2012
	Book value	Projected cash flows	Up to 1 year	1–2 years	2–5 years	More than 5 years
	$ millions
Non-derivative financial liabilities
Credit from banks and others *	101	104	104	—	—	—
Trade payables	458	458	458	—	—	—
Other payables and credit balances	115	115	115	—	—	—
Non-convertible debentures **	734	1,502	88	97	252	1,065
Loans from banks and others **	2,295	2,883	335	298	856	1,394
Liabilities in respect of financing lease	552	742	111	109	293	229

Financial liabilities – hedging instruments
Interest SWAP contracts	4	5	2	2	1	—

Financial liabilities not for hedging
Interest SWAP contracts and options	11	13	7	2	3	1
Cylinder instruments	4	5	5	—	—	—
Derivatives on exchange rates
Derivatives from change in capital structure	2	2	—	—	2	—

	4,276	5,829	1,225	508	1,407	2,689

*	Not including current maturities.
**	Including current maturities.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 29 – Financial Instruments (Cont.)

D.	Liquidity risk (Cont.)

	As at January 1, 2012
	Book value	Projected cash flows	Up to 1 year	1–2 years	2–5 years	More than 5 years
	$ millions
Non-derivative financial liabilities
Credit from banks and others *	91	91	91	—	—	—
Trade payables	459	459	459	—	—	—
Other payables and credit balances	135	133	133	—	—	—
Non-convertible debentures **	716	1,179	39	44	143	953
Loans from banks and others **	2,096	2,728	278	372	868	1,210
Liabilities in respect of financing lease	537	696	94	88	234	280

Financial liabilities – hedging instruments
Interest SWAP contracts	4	6	2	2	2	—
Forward contracts on exchange rate	1	1	1	—	—	—

Financial liabilities not for hedging
Interest SWAP contracts and options	17	18	7	3	8	—
Cylinder instruments	18	17	15	2	—	—
Derivatives from change in capital structure	5	6	—	1	4	1

	4,079	5,334	1,119	512	1,259	2,444

*	Not including current maturities.
**	Includes current portion of long-term liabilities and long-term liabilities which were classified to short-term (see Note 11.A.2).

E.	Market risks

Market risk is the risk that changes in market prices, such as foreign exchange rates, the CPI, interest rates and prices of capital products and instruments will affect the fair value of the future cash flows of a financial instrument.

The Group buys and sells derivatives in the ordinary course of business, and also incurs financial liabilities, in order to manage market risks. All such transactions are carried out within the guidelines set by the Boards of Directors of the companies. For the most part, the Group companies enter into hedging transactions for purposes of avoiding economic exposures that arise from their operating activities. Most of the transactions entered into do not meet the conditions for recognition as an accounting hedge and, therefore, differences in their fair values are recorded on the statement of income.

(1)	CPI and foreign currency risk

Currency risk

The Group’s functional currency is the U.S. dollar. The exposures of the Group companies are measured with reference to the changes in the exchange rate of the dollar vis-à-vis the other currencies in which it transacts business.

The Group is exposed to currency risk on sales, purchases, assets and liabilities that are denominated in a currency other than the respective functional currencies of the Group entities. The primary exposure is to the shekel, euro, pound, Peruvian nevo and yuan (RMB).

The Group uses options and forward exchange contracts on exchange rates for purposes of hedging short-term currency risks, usually up to one year, in order to reduce the risk with respect to the final cash flows in dollars deriving from the existing assets and liabilities and sales and purchases of goods and services within the framework of firm or anticipated commitments, including in connection with future operating expenses.

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 29 – Financial Instruments (Cont.)

E.	Market risks (Cont.)

(1)	CPI and foreign currency risk (Cont.)

Currency risk (Cont.)

The Group is exposed to currency risk in connection with loans it has taken out and debentures it has issued in currencies other than the dollar. The principal amounts of these bank loans and debentures have been hedged by swap transactions the repayment date of which corresponds with the payment date of the loans and debentures.

Inflation risk

The Group companies have issued shekel debentures or CPI-linked debentures. In order to reduce part of the exposure to changes in the CPI, the Group makes use of interest and currency swaps (see exchange rate risk management). In addition, hedging transactions are executed against a rise in the CPI above the CPI anticipated on the execution date of the transactions by fixing the rate of change in the CPI.

Some of the current expenses of the Group companies are linked to the CPI while the revenues are linked to the dollar. This difference in the basis may create some exposure from inflation.

This exposure is discussed by management when a significant change in the macro-economic forecast is anticipated.

(A)	Exposure to CPI and foreign currency risks

The Group’s exposure to CPI and foreign currency risk, based on nominal amounts, is as follows:

	As at December 31, 2013
		Foreign currency
		Shekel
	Dollar	Unlinked	CPI linked	Euro	Other
	$ millions
Non-derivative instruments
Cash and cash equivalents	493	106	—	28	44
Short-term investments, deposits and loans	25	—	—	1	4
Trade receivables	177	37	—	49	95
Other receivables and debit balances	37	1	—	6	18
Long-term deposits, loans and debit balances	9	1	—	26	8

Total financial assets	741	145		110	169

Credit from banks and others	1,888	1	211	15	10
Trade payables	292	107	—	42	91
Other payables and credit balances	73	19	—	9	23
Long-term loans from banks and others and debentures	1,414	20	449	2	40

Total financial liabilities	3,667	147	660	68	164

Total non-derivative financial instruments, net	(2,926)	(2)	(660)	42	5
Derivative instruments	(27)	—	—	—	—

Net exposure	(2,953)	(2)	(660)	42	5

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 29 – Financial Instruments (Cont.)

E.	Market risks (Cont.)

(1)	CPI and foreign currency risk (Cont.)

Inflation risk (Cont.)

(A)	Exposure to CPI and foreign currency risks (Cont.)

	As at December 31, 2012
		Foreign currency
		Shekel
	Dollar	Unlinked	CPI linked	Euro	Other
	$ millions
Non-derivative instruments
Cash and cash equivalents	303	23	—	30	58
Short-term investments, deposits and loans	26	61	—	—	2
Trade receivables	181	4	—	46	92
Other receivables and debit balances	43	4	—	7	14
Long-term deposits, loans and debit balances	28	2	—	24	7

Total financial assets	581	94	—	107	173

Credit from banks and others	442	3	5	17	25
Trade payables	287	41	—	45	85
Other payables and credit balances	67	13	—	8	27
Long-term loans from banks and others and debentures	2,562	29	557	—	42

Total financial liabilities	3,358	86	562	70	179

Total non-derivative financial instruments, net	(2,777)	8	(562)	37	(6)
Derivative instruments	86	—	—	—	—

Net exposure	(2,691)	8	(562)	37	(6)

	As at January 1, 2012
		Foreign currency
		Shekel
	Dollar	Unlinked	CPI linked	Euro	Other
	$ millions
Non-derivative instruments
Cash and cash equivalents	345	22	—	26	46
Short-term investments, deposits and loans	113	61	—	—	1
Trade receivables	154	24	—	41	67
Other receivables and debit balances	29	30	—	7	18
Long-term deposits, loans and debit balances	14	2	—	22	4

Total financial assets	655	139	—	96	136

Credit from banks and others	1,907	33	—	6	10
Trade payables	303	46	—	41	69
Other payables and credit balances	74	18	4	11	29
Long-term loans from banks and others and debentures	1,352	60	175	—	5

Total financial liabilities	3,636	157	179	58	113

Total non-derivative financial instruments, net	(2,981)	(18)	(179)	38	23
Derivative instruments	116	(11)	—	—	—

Net exposure	(2,865)	(29)	(179)	38	23

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 29 – Financial Instruments (Cont.)

E.	Market risks (Cont.)

(1)	CPI and foreign currency risk (Cont.)

Inflation risk (Cont.)

(B)	Sensitivity analysis

A strengthening of the dollar exchange rate by 5%–10% against the following currencies and change of the CPI in rate of 5%–10% would have increased (decreased) the net income or net loss and the equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2012.

	As at December 31, 2013
	10% increase	5% increase	5% decrease	10% decrease
	$ millions
Non-derivative instruments
Shekel/dollar	75	39	(43)	(91)
CPI	(72)	(36)	36	72

	As at December 31, 2012
	10% increase	5% increase	5% decrease	10% decrease
	$ millions
Non-derivative instruments
Shekel/dollar	53	28	(31)	(66)
CPI	(61)	(31)	31	61

	As at January 1, 2012
	10% increase	5% increase	5% decrease	10% decrease
	$ millions
Non-derivative instruments
Shekel/dollar	17	9	(9)	(20)
CPI	9	4	(4)	(9)

(2)	Interest rate risk

The Group is exposed to changes in the interest rates with respect to loans bearing interest at variable rates, as well as in connection with swap transactions of liabilities in foreign currency for dollar liabilities bearing a variable interest rate.

The Group has not set a policy limiting the exposure and it hedges this exposure based on forecasts of future interest rates.

The Group enters into transactions mainly to reduce the exposure to cash flow risk in respect of interest rates. The transactions include interest rate swaps and “collars.” In addition, options are acquired and written for hedging the interest rate at different rates.

(a)	Type of interest

Set forth below is detail of the type of interest borne by the Group’s interest-bearing financial instruments:

	As at
	December 31		January 1 2012
	2013	2012
	Carrying amount
	$ millions
Fixed rate instruments
Financial assets	322	453	377
Financial liabilities	(2,163)	(2,290)	(2,061)

	(1,841)	(1,837)	(1,684)

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 29 – Financial Instruments (Cont.)

E.	Market risks (Cont.)

(1)	CPI and foreign currency risk (Cont.)

Inflation risk (Cont.)

	As at
	December 31		January 1 2012
	2013	2012
	Carrying amount
	$ millions
Variable rate instruments
Financial assets	23	21	22
Financial liabilities	(1,773)	(1,425)	(1,394)

	(1,750)	(1,404)	(1,372)

The Group’s assets and liabilities bearing fixed interest are not measured at fair value through the statement of income. Therefore, a change in the interest rates as at the date of the report would not be expected to affect the income or loss with respect to changes in the value of fixed – interest assets and liabilities.

F.	Fair value

(1)	Fair value compared with book value

The Group’s financial instruments include mainly non-derivative assets, such as: cash and cash equivalents, investments, deposits and short-term loans, receivables and debit balances, investments and long-term receivables; non-derivative liabilities: such as: short-term credit, payables and credit balances, long-term loans, finance leases and other liabilities; as well as derivative financial instruments.

Due to their nature, the fair value of the financial instruments included in the Group’s working capital is generally identical or approximates the book value.

The following table shows in detail the carrying amount and the fair value of financial instrument groups presented in the financial statements not in accordance with their fair value.

	As at December 31, 2013
	Carrying amount	Level 2	Discount Rate (range)
	$ millions
ZIM
Non-convertible debentures	232	290	16%-19%
Long-term loans from banks and others	1,986	1,102	14%-67%

ICP and Other
Non-convertible debentures	670	713	6%-8%
Long-term loans from banks and others	1,010	1,046	3%-10%

	As at December 31, 2012
	Carrying amount	Level 2	Discount Rate (range)
	$ millions
ZIM
Non-convertible debentures	196	338	10%-12%
Long-term loans from banks and others	2,268	1,538	10%-38%

ICP and Other
Non-convertible debentures	538	669	2%-15%
Long-term loans from banks and others	740	836	3%-8%

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 29 – Financial Instruments (Cont.)

F.	Fair value (Cont.)

(1)	Fair value compared with book value (Cont.)

	As at January 1, 2012
	Carrying amount	Level 2	Discount Rate (range)
	$ millions
ZIM
Non-convertible debentures	174	218	16%-21%
Long-term loans from banks and others	2,293	1,554	14%-21%

ICP and Other
Non-convertible debentures	542	611	2%-14%
Long-term loans from banks and others	558	581	3%-8%

*	The fair value is measured using the technique of discounting the future cash flows with respect to the principal component and the discounted interest using the market interest rate on the measurement date.

(2)	Hierarchy of fair value

The following table presents an analysis of the financial instruments measured at fair value, using an evaluation method. The various levels were defined as follows:

– Level 1: Quoted prices (not adjusted) in an active market for identical instruments.

– Level 2: Observed data, direct or indirect, not included in Level 1 above.

– Level 3: Data not based on observed market data.

	As at December 31, 2013
	Level 2	Level 3	Total
	$ millions
Liabilities
Derivatives used for accounting hedge	21	—	21
Derivatives not used for accounting hedge	6	—	6

	27	—	27

	As at December 31, 2012
	Level 2	Level 3	Total
	$ millions
Assets
Derivatives not used for accounting hedge	—	107	107

Liabilities
Derivatives used for accounting hedge	4	—	4
Derivatives not used for accounting hedge	15	2	17

	19	2	21

	As at January 1, 2012
	Level 2	Level 3	Total
	$ millions
Assets
Derivatives used for accounting hedge	3	—	3
Derivatives not used for accounting hedge	2	145	147

	5	145	150

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 29 – Financial Instruments (Cont.)

F.	Fair value (Cont.)

(2)	Hierarchy of fair value (Cont.)

	As at January 1, 2012
	Level 2	Level 3	Total
	$ millions
Liabilities
Derivatives used for accounting hedge	5	—	5
Derivatives not used for accounting hedge	35	5	40

	40	5	45

(3)	Data regarding measurement of the fair value of financial instruments at Level 2 and Level 3

Level 2

The fair value of forward contracts on foreign currency is determined using trading programs that are based on market prices. The market price is determined based on a weighting of the exchange rate and the appropriate interest coefficient for the period of the transaction along with an index of the relevant currencies.

The fair value of contracts for exchange (SWAP) of interest rates and fuel prices is determined using trading programs which incorporate market prices, the remaining term of the contract and the credit risks of the parties to the contract.

The fair value of currency and interest exchange (SWAP) transactions is valued using discounted future cash flows at the market interest rate for the remaining term.

The fair value of transactions used to hedge inflation is valued using discounted future cash flows which incorporate the forward CPI curve, and market interest rates for the remaining term.

Level 3

The fair value of the early debt repayment option of ZIM was valued using the “Black” model (“Black” model is an adjustment of “Black & Scholes” model and is used for options valuations), taking into account inter alia the discount rate with a various maturity. (in 2013: between 14% and 67%; in 2012: between 11% and 38%), the standard deviation (in 2013: between 88.1% and 94.8%; in 2012: between 67.1% and 83.3%) and ZIM’s financial position as described in Note 11.A.2.

On July 16, 2014, ZIM’s restructuring was completed, as described in Note 11. As a result of this restructuring, the early debt repayment option was cancelled.

(4)	Financial instruments measured at fair value at Level 3

	2013		2012
	Financial liabilities	Financial assets	Financial liabilities	Financial assets
	Derivatives not for hedging
	$ millions
Balance at January 1	(2)	107	(5)	145
Total income (losses) recognized in the statement of income	2	(107)	3	(20)
Issuances	—	—	—	(18)

Balance at December 31	—	—	(2)	107

Kenon Holdings, Carve-out

Notes to the Combined Carve-out Financial Statements

As at December 31, 2013

Note 29 – Financial Instruments (Cont.)

F.	Fair value (Cont.)

(5)	Sensitivity analysis for the fair value of financial instruments measured at fair value at Level 3

The Group believes that the fair values determined for measurement and/or disclosure purposes are appropriate. However, the application of different assumptions or different measurement methods may change such fair values. As regards fair value measurements, a reasonably possible change in one or more unobservable inputs would have increased (decreased) profit or loss and equity as follows:

	As at December 31, 2012
	Impact on income or loss		Impact on equity
	10% increase	10% decrease	10% increase	10% decrease
	$ millions
Sensitivity to changes in the interest rate	5	(8)	5	(8)

Sensitivity to changes in the standard deviation of debenture yields	14	(15)	14	(15)

	As at January 1, 2012
	Impact on income or loss		Impact on equity
	10% increase	10% decrease	10% increase	10% decrease
	$ millions
Sensitivity to changes in the interest rate	(2)	(1)	(2)	(1)

Sensitivity to changes in the standard deviation of debenture yields	11	(13)	11	(13)

Changes in the standard deviation of the charter hire rate have no material effect on the financial statements.

Note 30 – Events Occurring Subsequent to the Period of the Report

A.	Regarding an investment in Qoros, in the amount of $41 million – see Note 10.C.a.(ii).

B.	Regarding an agreement for sale of about 39% of Generandes Peru SA – see Note 11.A.3.c.

C.	Regarding the closing of ZIM’s debt restructuring – see Note 11.A.2.

D.	Regarding convertible shareholders’ loan from IC to Qoros in an amount of approximately $81 million – see Note 10.C.a.(vi).

E.	Regarding I.C. Power’s repayment of intercompany debt in the amount of about $168 million, repayment of $95 million of capital notes and $37 million distribution of dividend to IC – see Note 11.A.3.d.

F.	Kenon has established the Share Incentive Plan 2014 for its directors and management. The plan provides grants of Kenon’s shares to management and directors of Kenon or to officers of the Group and IC pursuant to awards, which may be granted by Kenon from time to time, representing up to 3% of the total issued shares (excluding treasury shares) of Kenon. As of the approval date of these financial statements, Kenon has granted awards of shares to certain members of its management. Such shares shall vest upon the satisfaction of certain conditions, including the recipient’s continued employment in a specified capacity and Kenon’s listing on each of the U.S. exchanges selected by Kenon and the TASE. The aggregate number of shares that will vest will be determined based upon the aggregate fair market value of the Kenon shares underlying the award granted, as determined in the award documents, divided by the average closing price of Kenon’s shares over the first three trading days commencing upon the listing date. If the conditions are not satisfied prior to December 31, 2015, the award of Kenon’s shares shall expire and lapse, unless otherwise determined by Kenon’s board of directors or its designated committee.

G.	Regarding a derivative action, which was brought in the District Court of Tel Aviv by a shareholder of IC against, among others, IC and ZIM in connection with ZIM’s restructuring – see Note 19.B.1.a.

H.	Regarding a new and irrevocable guarantee from IC to Qoros – see Note 10.C.a.(vii).

I.	Regarding the pledge of part of IC’s shares in Qoros – see Note 10.C.a.(viii).

Qoros Automotive Co., Ltd.

Condensed consolidated interim financial information

for the respective six months and three months periods

ended 30 June 2014

Qoros Automotive Co., Ltd.

Condensed consolidated statement of profit or loss and other comprehensive income

In thousands of RMB	Note	For the six months ended		For the three months ended
		30 June 2014	30 June 2013	30 June 2014	30 June 2013
Revenue	5	334,504	—	209,230	—
Cost of sales		(300,331)	—	(186,774)	—

Gross profit		34,173	—	22,456	—

Other income		29,843	13,113	26,989	10,238
Research and development expenses	6	(162,385)	(126,589)	(118,774)	(91,118)
Selling and distribution expenses	7	(383,500)	—	(208,539)	—
Administrative expenses	8	(286,042)	(284,678)	(167,690)	(166,554)
Other expenses		(22,412)	(1,394)	(12,498)	(1,219)

Results from operating activities		(790,323)	(399,548)	(458,056)	(248,653)

Finance income	9(a)	12,504	7,303	6,705	3,905
Finance costs	9(a)	(66,778)	—	(35,373)	(3,754)

Net finance (cost)/income	8(a)	(54,274)	7,303	(28,668)	151

Loss before income tax		(844,597)	(392,245)	(486,724)	(248,502)
Income tax expenses	10	(150)	—	(99)	—

Loss for the period		(844,747)	(392,245)	(486,823)	(248,502)

Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss:
Foreign operations – foreign currency translation differences, net of nil tax		53	—	12	—

Other comprehensive income for the period, net of nil tax		53	—	12	—

Total comprehensive income for the period		(844,694)	(392,245)	(486,811)	(248,502)

The notes on pages F-123 to F-133 form part of these condensed consolidated interim financial statements.

Qoros Automotive Co., Ltd.

Condensed consolidated statement of financial position

In thousands of RMB	Note	At 30 June 2014	At 31 December 2013
Assets
Property, plant and equipment	11	3,942,192	3,728,190
Intangible assets	12	3,913,690	3,423,933
Prepayments for purchase of equipment		92,645	—
Lease prepayments	13	210,335	212,541
Other receivables	14	100,026	106,239

Non-current assets		8,258,888	7,470,903

Inventories	15	457,445	167,216
Available-for-sale financial assets	16	—	32,000
Other receivables	14	601,810	482,721
Prepayments		99,951	103,539
Pledged deposits	17	177,018	193,136
Cash and cash equivalents	18	1,036,352	857,900

Current assets		2,372,576	1,836,512

Total assets		10,631,464	9,307,415

The notes on pages F-123 to F-133 form part of these condensed consolidated interim financial statements.

Qoros Automotive Co., Ltd.

Condensed consolidated statement of financial position (continued)

In thousands of RMB	Note	At 30 June 2014	At 31 December 2013
Equity
Paid-in capital	19	6,431,840	5,931,840
Reserves		181	105
Accumulated losses		(4,350,602)	(3,505,855)

Total equity		2,081,419	2,426,090

Liabilities
Loans and borrowings	20	2,936,000	2,856,000
Finance lease liabilities	21	1,261	2,251
Deferred income	22	185,276	190,570
Provision	23	5,463	—

Non-current liabilities		3,128,000	3,048,821

Loans and borrowings	20	2,756,605	1,254,468
Trade and other payables	24	2,638,316	2,551,077
Deferred income	22	25,630	25,392
Finance lease liabilities	21	1,494	1,567

Current liabilities		5,422,045	3,832,504

Total liabilities		8,550,045	6,881,325

Total equity and liabilities		10,631,464	9,307,415

Qoros Automotive Co., Ltd.

Condensed consolidated statement of changes in equity

for the six months ended 30 June 2014

In thousands of RMB	Paid-in capital	Capital reserve	Translation reserve	Accumulated losses	Total
Balance at 1 January 2013	4,231,840	74	—	(1,948,728)	2,283,186
Loss for the period	—	—	—	(392,245)	(392,245)

Total comprehensive income	—	—	—	(392,245)	(392,245)

Capital injection from investors	800,000	48	—	—	800,048

Total contributions	800,000	48	—	—	800,048

Balance at 30 June 2013	5,031,840	122	—	(2,340,973)	2,690,989

Balance at 1 January 2014	5,931,840	124	(19)	(3,505,855)	2,426,090
Loss for the period	—	—	—	(844,747)	(844,747)
Other comprehensive income	—	—	53	—	53

Total comprehensive income	—	—	53	(844,747)	(844,694)

Capital injection from investors	500,000	23	—	—	500,023

Total contributions	500,000	23	—	—	500,023

Balance at 30 June 2014	6,431,840	147	34	(4,350,602)	2,081,419

The notes on pages F-123 to F-133 form part of these condensed consolidated interim financial statements.

Qoros Automotive Co., Ltd.

Condensed consolidated statement of cash flows

for the six months ended 30 June

		For the six months ended
In thousands of RMB	Note	30 June 2014	30 June 2013
Cash flows from operating activities
Loss for the period		(844,747)	(392,245)
Adjustments for:
Depreciation		63,708	10,194
Amortisation of
- intangible assets		25,604	2,170
- lease prepayments		2,206	2,207
Net finance cost/(income)		58,407	(7,114)

		(694,822)	(384,788)
Changes in:
- inventories		(290,229)	(4,495)
- other receivables		(117,184)	(85,889)
- prepayments		3,588	(36,257)
- trade and other payables		475,783	(30,566)
- deferred income		(5,056)	(5,293)

Net cash used in operating activities		(627,920)	(547,288)

Cash flows from investing activities
Interest received		12,732	7,237
Proceeds from disposal of available-for-sale financial assets		32,000	—
Collection of pledged deposits		57,753	45,393
Placement of pledged deposits		(73,155)	(87,888)
Acquisition of property, plant and equipment and intangible assets		(528,845)	(581,590)
Acquisition of available-for-sale financial assets		—	(100,000)
Development expenditures		(664,936)	(543,887)

Net cash used in investing activities		(1,164,451)	(1,260,735)

The notes on pages F-123 to F-133 form part of these condensed consolidated interim financial statements.

Qoros Automotive Co., Ltd.

Condensed consolidated statement of cash flows (continued)

for the six months ended 30 June

		For the six months ended
In thousands of RMB	Note	30 June 2014	30 June 2013
Cash flows from financing activities
Capital injection from investors		500,023	800,048
Proceeds from borrowings		2,286,360	1,965,026
Collection of pledged deposits		31,520	8,589
Repayment of borrowings		(704,223)	(237,641)
Placement of pledged deposit		—	(211,520)
Interest paid		(142,857)	(85,829)

Net cash from financing activities		1,970,823	2,238,673

Net increase in cash and cash equivalents		178,452	430,650
Cash and cash equivalents at 1 January		857,900	1,094,434

Cash and cash equivalents at 30 June	18	1,036,352	1,525,084

The notes on pages F-123 to F-133 form part of these condensed consolidated interim financial statements.

Qoros Automotive Co., Ltd.

Notes to the condensed consolidated interim financial information

1	Reporting entity

Qoros Automotive Co., Ltd. (“the Company”) is a sino-foreign joint equity enterprise established on 24 December 2007 in the People’s Republic of China (“PRC”) by Wuhu Chery Automobile Investment Co., Ltd (“Wuhu Chery”) and Quantum (2007) LLC. (“Quantum”). The Company’s registered office is located in Changshu, Jiangsu Province, PRC. These consolidated financial statements comprise the Company and its wholly-owned subsidiary, Qoros Automotive Europe GmbH, (collectively the “Group”).

The Group’s principal activities are research and development, manufacture and sale of automobiles and related fittings and spare parts.

2	Basis of accounting

This condensed consolidated interim financial information has been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual consolidated financial statements as at and for the year ended 31 December 2013.

These interim financial statements were authorised for issue by the Company’s Board of Directors on 20 August 2014.

3	Judgements and estimates

In preparing these condensed consolidated interim financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended 31 December 2013.

4	Significant accounting policies

The International Accounting Standards Board has issued a number of amendments to IFRSs and interpretations and new standards that are first effective for the accounting period beginning on 1 January 2014. These developments have had no material impact on the contents of the interim financial information. The accounting policies applied in these condensed consolidated interim financial information are the same as those applied in the Group’s consolidated financial statements as at and for the year ended 31 December 2013. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

5	Revenue

In thousands of RMB	For the six months ended		For the three months ended
	30 June 2014	30 June 2013	30 June 2014	30 June 2013
Sale of goods	311,491	—	197,654	—
Others	23,013	—	11,576	—

Total	334,504	—	209,230	—

Qoros Automotive Co., Ltd.

Notes to the condensed consolidated interim financial information

6	Research and development expenses

Research and development expenses are the expenses incurred for the research and development activities of car models and platform as follows:

In thousands of RMB	For the six months ended		For the three months ended
	30 June 2014	30 June 2013	30 June 2014	30 June 2013
CF1X	5,527	81,975	579	59,850
CF11	90,441	289	57,253	103
CF14 and CF14K	1,775	3,807	—	—
CF16	41,398	40,518	37,698	31,165
Diesel	12,927	—	12,927	—
TGDI	10,317	—	10,317	—

Total	162,385	126,589	118,774	91,118

7	Selling and distribution expenses

In thousands of RMB	For the six months ended		For the three months ended
	30 June 2014	30 June 2013	30 June 2014	30 June 2013
Advertising	152,091	—	111,333	—
Marketing and promotion	86,962	—	15,625	—
Consulting fees	48,377	—	27,473	—
Personnel expenses	62,770	—	33,247	—
Others	33,300	—	20,861	—

Total	383,500	—	208,539	—

8	Administrative expenses

In thousands of RMB	For the six months ended		For the three months ended
	30 June 2014	30 June 2013	30 June 2014	30 June 2013
Personnel expenses	105,692	175,175	55,525	100,381
Consulting fees	43,045	22,018	27,885	15,096
Office expenses	36,831	21,717	24,435	13,548
Depreciation and amortisation	34,763	14,571	19,988	7,670
Rental expenses	21,962	18,150	10,996	9,762
Travelling expenses	3,514	7,683	2,766	2,897
Recruiting expenses	8,180	8,488	4,577	3,819
Taxes and duties	4,576	1,842	3,420	1,116
Low-valued consumables	1,448	639	724	426
Others	26,031	14,395	17,374	11,839

Total	286,042	284,678	167,690	166,554

Qoros Automotive Co., Ltd.

Notes to the condensed consolidated interim financial information

9	Loss before income tax

Loss for the period is arrived at after (charging)/crediting:

In thousands of RMB	For the six months ended		For the three months ended
	30 June 2014	30 June 2013	30 June 2014	30 June 2013
(a) Net finance income:
Interest income on available-for-sale financial assets	720	58	—	58
Interest income on bank deposits	10,093	7,056	4,501	3,847
Foreign exchange gain	1,691	189	2,204	—

Finance income	12,504	7,303	6,705	3,905

Finance expense	(66,778)	—	(35,373)	—
Foreign exchange loss	—	—	—	(3,754)

Finance costs	(66,778)	—	(35,373)	(3,754)

Net finance (cost)/income	(54,274)	7,303	(28,668)	151

(b) Staff costs:
Contributions to defined contribution retirement plan	(23,791)	(7,438)	(9,239)	(4,024)
Salaries, wages and other benefits	(211,341)	(167,737)	(117,882)	(96,357)

	(235,132)	(175,175)	(127,121)	(100,381)

(c) Other items:
Amortisation
- lease prepayments	(2,206)	(2,207)	(1,104)	(1,103)
- intangible assets	(25,604)	(2,170)	(14,201)	(1,085)

	(27,810)	(4,377)	(15,305)	(2,188)

Depreciation
- property, plant and equipment	(63,708)	(10,194)	(33,753)	(5,482)

Operating lease charges
- hire of office rentals	(21,962)	(18,150)	(10,996)	(9,762)
- hire of cars	(3,023)	(2,399)	(1,515)	(1,340)

	(24,985)	(20,549)	(12,511)	(11,102)

10	Income taxes

Current tax expense – German Income Tax

In thousands of RMB	For the six months ended		For the three months ended
	30 June 2014	30 June 2013	30 June 2014	30 June 2013
Current period	150	—	99	—

The statutory and applicable corporate income tax rate of the Company is 25% (2013: 25%). No provision has made for PRC corporate income tax as the Company had accumulative tax losses as at 30 June 2014. The statutory corporate income tax rate of Qoros Automotive Europe GmbH, the Company’s subsidiary incorporated in Germany, is 15%.

Qoros Automotive Co., Ltd.

Notes to the condensed consolidated interim financial information

10	Income taxes (continued)

Reconciliation of effective tax rate

In thousands of RMB	For the six months ended
	30 June 2014	30 June 2013
Loss before tax	(844,597)	(392,245)
Income tax credit at the applicable PRC income tax rate of 25%	(211,149)	(98,061)
Differential in tax rate	(88)	—
Temporary difference movement for which no deferred tax asset is recognised	36,770	17,074
Current period loss for which no deferred tax asset is recognised	174,566	80,770
Non-deductible expenses	51	217

Income tax expense	150	—

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

In thousands of RMB	As at 30 June 2014
Deductible temporary differences	1,908,754
Cumulative unutilised tax losses	2,337,123

Total	4,245,877

Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilise the benefits therefrom.

Under current tax legislation, the above deductible tax losses will expire in the following years:

In thousands of RMB	As at 30 June 2014
2015	92,479
2016	173,673
2017	114,346
2018	1,258,359
2019	698,267

2,337,124

11	Property, plant and equipment

In thousands of RMB	Leasehold improvements	Equipment	Building	Construction in progress	Total
Cost
Balance at 1 January 2014	18,076	1,568,809	1,258,439	947,617	3,792,941
Additions	4,868	—	—	369,385	374,253
Transfer	—	680,404	58,932	(835,879)	(96,543)

Balance at 30 June 2014	22,944	2,249,213	1,317,371	481,123	4,070,651

Depreciation
Balance at 1 January 2014	(11,962)	(47,273)	(5,516)	—	(64,751)
Depreciation for the period	(3,471)	(38,845)	(21,392)	—	(63,708)

Balance at 30 June 2014	(15,433)	(86,118)	(26,908)	—	(128,459)

Carrying amount
Balance at 1 January 2014	6,114	1,521,536	1,252,923	947,617	3,728,190

Balance at 30 June 2014	7,511	2,163,095	1,290,463	481,123	3,942,192

Qoros Automotive Co., Ltd.

Notes to the condensed consolidated interim financial information

11	Property, plant and equipment (continued)

Leased plant and machinery

The Group leases a data centre under a finance lease agreement. As at 30 June 2014, the net carrying amount of such leased equipment is RMB 2,932 thousand (31 December 2013: RMB 3,719 thousand).

The Group leases pressing equipment as lessor under operating leases. As at 30 June 2014, the net carrying amount of leased such leased pressing equipment is RMB 86,429 thousand (31 December 2013: RMB 90,776 thousand).

Property,	plant and equipment under construction

Included in additions of construction in progress is an amount of RMB 17,837 thousand representing borrowing costs capitalised during the 6 months period ended 30 June 2014 (the first half of 2013: 43,002 thousand), using a capitalisation rate of 6.57% per annum (2013: 4.64%).

As at 30 June 2014, all equipment, properties and construction in progress were pledged to bank as security for a consortium financing agreement (Note 20).

12	Intangible assets

In thousands of RMB	Software	Development costs	Total
Cost
Balance at 1 January 2014	154,382	3,282,022	3,436,404
Addition for the period	100,432	414,929	515,361

Balance at 30 June 2014	254,814	3,696,951	3,951,765

Amortisation
Balance at 1 January 2014	(10,058)	(2,413)	(12,471)
Amortisation for the period	(10,419)	(15,185)	(25,604)

Balance at 30 June 2014	(20,477)	(17,598)	(38,075)

Carrying amount
Balance at 1 January 2014	144,324	3,279,609	3,423,933

Balance at 30 June 2014	234,337	3,679,353	3,913,690

The amortisation of software and capitalised development cost is included in administrative expenses in the consolidated statement of profit or loss and other comprehensive income.

See Note 24 for payables for research and development activities as at reporting date.

Included in capitalised development costs is an amount of RMB 29,408 thousand representing borrowing costs capitalised during the 6 months period ended 30 June 2014 (first half of 2013: 62,327 thousand), using a capitalisation rate of 6.57% (2013: 4.64%).

13	Lease prepayments

In thousands of RMB
Cost
Balance at 1 January and 30 June 2014	220,631

Amortisation
Balance at 1 January 2014	(8,090)
Amortisation for the period	(2,206)

Balance at 30 June 2014	(10,296)

Carrying amount
Balance at 1 January 2014	212,541

Balance at 30 June 2014	210,335

Qoros Automotive Co., Ltd.

Notes to the condensed consolidated interim financial information

13	Lease prepayments (continued)

As at 30 June 2014, the Group’s lease prepayments represented the lease prepayments of land use rights located in Changshu, Jiangsu Province. Such lease prepayments were pledged to bank as security for a consortium financing agreement (Note 20).

14	Other receivables

In thousands of RMB	At 30 June 2014	At 31 December 2013
Value-added tax deductible	556,471	428,845
Deposits	72,193	72,940
Deferred expenses	38,218	40,607
Receivables due from employees	28,498	36,810
Receivables due from related parties 28(c)	503	1,325
Others	6,349	8,829

	702,232	589,356
Less: allowance for doubtful debts	(396)	(396)

	701,836	588,960

Non-current	100,026	106,239
Current	601,810	482,721

	701,836	588,960

15	Inventories

In thousands of RMB	At 30 June 2014	At 31 December 2013
Raw materials and consumables	50,079	34,112
Work in progress	25,965	28,465
Finished goods	381,401	104,639

Total	457,445	167,216

During the period, raw materials and consumables, and changes in work in progress and finished goods included in “cost of sales” amounted to RMB 296,218 thousand.

During the three months and six period ended 30 June 2014, inventories of RMB 17,442 thousand are written down to net realisable value (31 December 2013: 104,639 thousand).

16	Available-for-sale financial assets

Available-for-sale financial assets represented a principal guaranteed short-term investment with Bank of Communications, a bank in the PRC as at 31 December 2013. This investment has a return and the Company disposed the investment in the first quarter of 2014. There were no other available-for-sale financial assets as at 30 June 2014.

17	Pledged deposits

Bank deposits of RMB 177,018 thousand (31 December 2013: RMB 193,136 thousand) have been pledged as security for bank guarantee and letter of credit facility. The pledge in respect of the bank deposits will be released with the expiration of the relevant bank guarantee and the letter of credit facility, which is less than one year.

Qoros Automotive Co., Ltd.

Notes to the condensed consolidated interim financial information

18	Cash and cash equivalents

In thousands of RMB	At 30 June 2014	At 31 December 2013
Deposit with banks within 3 months of maturity	—	82,970
Cash at bank	1,036,352	774,930

	1,036,352	857,900

19	Paid-in capital

In thousands of RMB	At 30 June 2014	At 31 December 2013
Wuhu Chery	3,215,920	2,965,920
Quantum (2007) LLC.	3,215,920	2,965,920

	6,431,840	5,931,840

The Company’s Board of Directors resolved in October 2013 to increase the Company’s registered capital from RMB 5,931,840 thousand to RMB 6,431,840 thousand. Capital of RMB 250 million was injected by Chery Auto and USD 41,021 thousand (equivalent of RMB 250 million) was injected by Quantum (2007) LLC. in January 2014. Capital contributions in foreign currency, i.e. USD, were translated into Renminbi at the exchange rates prevailing at the dates of each contribution received as quoted by the People’s Bank of China.

20	Loans and borrowings

In thousands of RMB	At 30 June 2014	At 31 December 2013
Denominated in:
RMB	4,569,867	3,673,000
USD	1,122,738	379,715
EUR	—	57,753

	5,692,605	4,110,468

Non-current	2,936,000	2,856,000
Current	2,756,605	1,254,468

	5,692,605	4,110,468

Current loans and borrowings represented unsecured bank loans with maturity period within one year with the interest rate from 1.28% to 7.32%.

On 23 July 2012, the Company entered into a consortium financing arrangement with a Group of banks. Under the arrangement, the Company can draw down loans in either RMB or USD, up to an aggregate maximum principal amount of RMB 3 billion. The RMB loan bears the 5-year interest rate quoted by the People’s Bank of China from time to time and the USD loan bears interest rate of LIBOR+4.8% per annum. The repayment schedule of loans is based on the instalments schedule as set out in the agreement within 10 years from the first draw down date. The arrangement is secured by the Company’s land use right, equipment, properties and construction in progress and is guaranteed by Wuhu Chery and Changshu Port Development and Construction Co., Ltd (“CPDC”) respectively. Each party provides guarantee to an aggregate principal amount of no more than RMB 1.5 billion or its equivalent. The guarantee from Wuhu Chery and CPDC are several but not joint. In connection with Wuhu Chery’s guarantee, Israel Corporation Ltd. provided a counter-guarantee up to the aggregate principal amount of no more than RMB 750 million or its equivalent. In connection with CPDC’s guarantee, the Company made a guarantee deposit of RMB 100 million to CPDC and Wuhu Chery also entered into an agreement to provide a counter-guarantee to CPDC in September 2012. The guarantee deposit was treated as deferred expenses and carried at amortised cost.

As at 30 June 2014, the Company has drawn down RMB loans of RMB 2,856 million (31 December 2013: RMB 2,856 million) with an interest rate of 6.55%.

Qoros Automotive Co., Ltd.

Notes to the condensed consolidated interim financial information

20	Loans and borrowings (continued)

The loans are repayable within 10 years from 23 July 2012. The first repayment date is set as 36 months after the first draw down date 27 July 2012. On 27 July 2015 and every 6 months after the preceding repayment date, the Company should repay by instalment based on the following schedule:

Repayment of loan principal as a % of the outstanding loan balance on 23 July 2015
27 July 2015	1.667%
27 January 2016	1.667%
27 July 2016	1.667%
27 January 2017	6.667%
27 July 2017	6.667%
Remaining	81.665%

The loans drawn down from this consortium arrangement contains financial related covenants. In 2013, the Company obtained a confirmation from the banks that compliance of the financial covenants is not required for 2013 and 2014. After the Company enters into continuous and sustained operating period, a request for adjustment of the financial covenants, as necessary, can be submitted to the syndicated loan group for consideration.

On 29 November 2012, the Company entered into a working capital loan arrangement with Bank of China, a PRC commercial bank. Under this arrangement, the Company can draw down loans in RMB to an aggregate maximum principal amount of RMB 800 million. The arrangement is unsecured and unguaranteed. The loan bears either 1-year or l~3-year interest rate quoted by the People’s Bank of China due to specific loan duration and the latter rate is adjusted annually after the first draw down date 24 April 2013.

As of 30 June 2014, the Company has drawn down loans of RMB 160 million (31 December 2013: RMB 160 million) with the interest rate of 6.15%. The loan is repayable in 3 years after the first draw down date of 24 April 2013, and was divided into four instalments which are repayable in May 2014, November 2014, May 2015 and November 2015 respectively. The loan contains financial covenants. In February 2014, the Company obtained a confirmation from the banks that compliance of the financial covenants is not required for 2013 and 2014. After the Company enters into continuous and sustained operating period, a request for adjustment of the financial covenants, as necessary, can be submitted to the bank for consideration. According to the repayment schedule, the Company repaid the loan of RMB 40 million out of the RMB 160 million in May 2014.

As at 30 June 2014, the Company has unutilised loan facilities of RMB 824 million (31 December 2013: RMB 784 million).

In May and June 2014, the Company entered into an entrusted loan agreement with Wuhu Chery and a shareholder loan agreement with Quantum, respectively. Under these agreements, the Company obtained loans of RMB 500 million and USD 81.2 million (RMB 500 million equivalent) from Wuhu Chery and Quantum, respectively, each with a term of 6 months maturity. The loan from Wuhu Chery bears an interest rate of 6%, whereas the loan from Quantum bears an interest of 3%.

Qoros Automotive Co., Ltd.

Notes to the condensed consolidated interim financial information

21	Finance lease liabilities

As at 30 June 2014, the Group has obligations under finance leases repayable as follows:

	30 June 2014		31 December 2013
	Present value of the minimum lease payments	Total minimum lease payments	Present value of the minimum lease payments	Total minimum lease payments
	RMB’000	RMB’000	RMB’000	RMB’000
Within 1 year	1,494	1,630	1,567	1,629

After 1 year but within 2 years	1,261	1,302	1,599	1,630
After 2 years but within 5 years	—	—	652	655

	1,261	1,302	2,251	2,285

	2,755	2,932	3,818	3,914

Less: total future interest expenses		(177)		(96)

Present value of finance lease liabilities		2,755		3,818

22	Deferred income

In November 2012, the Group received RMB 213.5 million from the Management Committee of Changshu Economic & Technology Development Zone, as a result of the Group’s investment in the Development Zone. Such government grant was initially recognised as “deferred income” upon receipt and is amortised and recognized as “other income” over the Group’s expected remaining period of operation.

23	Provision

The provision balance as at 30 June 2014 mainly represents warranties related to cars sold during 2013 and 2014. As no historical warranty data associated with cars sold is available, the Group accrues warranty provisions based on the estimation made by the Group’s technical department taking into account available warranty data of similar cars in the market.

24	Trade and other payables

In thousands of RMB	At 30 June 2014	At 31 December 2013
Trade payables	406,936	219,102
Other payables for
- research and development activities	1,064,109	1,343,524
- property, plant and equipment	435,932	511,827
- services	566,671	301,100
Accrued payroll	63,577	104,702
Interest payable	12,022	40,856
Others	89,069	29,966

	2,638,316	2,551,077

All the balances are repayable on demand.

25	Financial instruments

Financial risk management

The Group’s financial risk management objectives and policies are consistent with those disclosed in the financial statements as at and for the year ended 31 December 2013.

Qoros Automotive Co., Ltd.

Notes to the condensed consolidated interim financial information

26	Operating leases

(a)	Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

In thousands of RMB	At 30 June 2014	At 31 December 2013
Within 1 year	30,109	43,771
After 1 year but within 5 years	12,713	18,138

	42,822	61,909

(b)	Leases as lessor

The Group leases out part of its machinery.

As at period end, the future minimum lease payments under non-cancellable leases are receivable as follows:

In thousands of RMB	At 30 June 2014	At 31 December 2013
Within 1 year	39,477	48,844
After 1 year but within 5 years	20,742	24,756

	60,219	73,600

27	Capital commitments

Capital commitments outstanding but not provided for in the financial statements:

In thousands of RMB	At 30 June 2014	At 31 December 2013
Contracted for	947,607	758,622
Authorised but not contracted for	18,794	54,799

	966,401	813,421

The authorised but not contracted for capital commitment represented the research and development costs and construction costs for the factories in Changshu to be incurred. The Board of Directors has approved these commitments.

28	Related parties

(a)	Parent and ultimate controlling party

As at 30 June 2014 and 2013, the Company was jointly-controlled by Wuhu Chery and Quantum (2007) LLC. Chery Automobile Co., Ltd. (“Chery Auto”) is the ultimate parent company of Wuhu Chery and Israel Corporation Ltd. is the ultimate parent company of Quantum (2007) LLC.

The following is a summary of principal related parties transactions carried out by the Group with the related parties for the period presented.

(b)	Transactions with key management personnel

In thousands of RMB	For the six months ended		For the three months ended
	30 June 2014	30 June 2013	30 June 2014	30 June 2013
Salaries, benefit and contribution to the defined contribution plan	7,967	8,628	1,683	2,293

Qoros Automotive Co., Ltd.

Notes to the condensed consolidated interim financial information

28	Related parties (continued)

(c)	Other related party transactions

The Group entered into the following material related party transactions:

In thousands of RMB	For the six months ended		For the three months ended
	30 June 2014	30 June 2013	30 June 2014	30 June 2013
Loan from Wuhu Chery	500,000	—	500,000	—
Loan from Quantum (2007) LLC	500,000	—	500,000	—
Rental expenses paid to Chery Auto’s subsidiary	44	—	—	—
Service fee paid to Chery Auto	7,655	5,259	4,933	728
Service fee paid to Shanghai SICAR Vehicle Technology Development Co., Ltd. (“SICAR”)	8,766	4,167	1,772	4,167
Purchase from Chery Auto	50,482	—	13,674	—
Other expense charged to Israel Corporation Ltd.	—	1,292	—	842

In addition to the above transactions, guarantees provide by Wuhu Chery and Israel Corporation Ltd. in respect of the consortium financing agreement was disclosed in Note 20.

The outstanding balances arising from the above transactions at the end of the reporting periods are as follows:

In thousands of RMB	At 30 June 2014	At 31 December 2013
Amounts due from related parties
- other receivables from Chery Auto	75	75
- other receivables from Chery Auto’s subsidiary	5	5
- other receivables from Israel Corporation Ltd.	423	1,245

	503	1,325

Amounts due to related parties
- loan from Wuhu Chery	500,000	—
- loan from Quantum (2007) LLC	500,000	—
- other payables to Chery Auto	40,967	598
- other payables to Chery Auto’s subsidiary	—	—
- other payables to SICAR	5,658	2,176

	1,046,625	2,774

(d)	Relationship with the related parties under the transactions stated in 28(c) above

Name of the entities	Relationship with the Company
Wuhu Chery	Parent Company
Quantum (2007) LLC	Parent Company
Wuhu Chery Car Rental Co., Ltd	Chery Auto’s subsidiary
SICAR	Joint venture invested by Chery Auto

29.	Subsequent Events

In September 2014, the Board of Directors of Qoros approved a revised business plan which adopted a more conservative approach in forecasting the sales volume, as a result, an asset impairment test was performed. Management estimates the recoverable amount of the cash-generating unit (CGU) to which the fixed assets and intangible assets belong as at September 30, 2014. As the recoverable amount of the CGU is higher than its book value, no impairment loss needs to be recognized.

Qoros Automotive Co., Ltd.

Consolidated financial statements

31 December 2013

Independent auditors’ report to the board of directors of

Qoros Automotive Co., Ltd.

(Established in the People’s Republic of China with limited liability)

We have audited the accompanying consolidated statements of financial position of Qoros Automotive Co., Ltd. and its subsidiary (the “Company”) as of 31 December 2013, 2012 and 1 January 2012 and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended 31 December 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Qoros Automotive Co., Ltd. and its subsidiary as of 31 December 2013, 2012 and 1 January 2012, and the results of their operations and their cash flows for each of the years in the two-year period ended 31 December 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG Huazhen (SGP)

17 June 2014

Qoros Automotive Co., Ltd.

Consolidated statement of profit or loss and other comprehensive income for the year ended 31 December

In thousands of RMB	Note	2013	2012
Revenue	6	13,135	—
Cost of sales		(29,256)	—

Gross profit		(16,121)	—

Other income		19,073	12,672
Research and development expenses	7	(408,196)	(342,508)
Selling and distribution expenses	8	(269,696)	—
Administration expenses	9	(864,813)	(341,058)
Other expenses		(6,113)	(1,759)

Loss from operation		(1,545,866)	(672,653)

Finance income	10(a)	18,125	38,003
Finance costs	10(a)	(29,190)	—

Net finance (cost)/income	10(a)	(11,065)	38,003

Loss before tax		(1,556,931)	(634,650)
Income tax expense	11	(196)	—

Loss for the year		(1,557,127)	(634,650)

Other comprehensive income
Items that are or may be reclassified to profit or loss
Foreign operations – foreign currency translation differences, net of nil tax		(19)	—
Available-for-sale financial assets – net change in fair value, net of nil tax		—	5,158
Available-for-sale financial assets – reclassified to profit or loss, net of nil tax		—	(5,158)

Other comprehensive income, net of nil tax		(19)	—

Total comprehensive income for the year		(1,557,146)	(634,650)

The notes on pages F-142 to F-167 form part of these financial statements.

Qoros Automotive Co., Ltd.

Consolidated statement of financial position

as at 31 December

In thousands of RMB	Note	31 December 2013	31 December 2012	1 January 2012
Assets
Property, plant and equipment	12	3,728,190	1,671,065	310,382
Intangible assets	13	3,423,933	1,270,840	385,481
Prepayments for purchase of equipment		—	204,749	38,106
Lease prepayments	14	212,541	216,954	249,202
Other receivables	15	106,239	118,429	31,020
Pledged deposits		—	—	42,836

Non-current assets		7,470,903	3,482,037	1,057,027

Inventories	16	167,216	—	—
Available-for-sale financial assets	17	32,000	—	440,000
Other receivables	15	482,721	247,274	51,676
Prepayments		103,539	17,141	8,172
Pledged deposits	18	193,136	58,681	2,917
Cash and cash equivalents	19	857,900	1,094,434	1,047,186

Current assets		1,836,512	1,417,530	1,549,951

Total assets		9,307,415	4,899,567	2,606,978

The notes on pages F-142 to F-167 form part of these financial statements.

Qoros Automotive Co., Ltd.

Consolidated statement of financial position (continued)

as at 31 December

In thousands of RMB	Note	31 December 2013	31 December 2012	1 January 2012
Equity
Paid-in capital	20	5,931,840	4,231,840	3,481,840
Reserves		105	74	74
Accumulated losses		(3,505,855)	(1,948,728)	(1,314,078)

Total equity		2,426,090	2,283,186	2,167,836

Liabilities
Loans and borrowings	21	2,856,000	1,632,000	—
Finance lease liabilities	22	2,251	—	5,350
Deferred income	23	190,570	201,157	—

Non-current liabilities		3,048,821	1,833,157	5,350

Loans and borrowings	21	1,254,468	270,566	80,000
Trade and other payables	24	2,551,077	496,721	348,302
Finance lease liabilities	22	1,567	5,350	5,490
Deferred income	23	25,392	10,587	—

Current liabilities		3,832,504	783,224	433,792

Total liabilities		6,881,325	2,616,381	439,142

Total equity and liabilities		9,307,415	4,899,567	2,606,978

The notes on pages F-142 to F-167 form part of these financial statements.

Qoros Automotive Co., Ltd.

Consolidated statement of changes in equity

for the year ended 31 December

In thousands of RMB	Paid-in capital	Capital reserve	Translation reserve	Accumulated losses	Total
Balance at 1 January 2012	3,481,840	74	—	(1,314,078)	2,167,836
Loss for the year	—	—	—	(634,650)	(634,650)

Total comprehensive income	—	—	—	(634,650)	(634,650)

Capital injection from investors	750,000	—	—	—	750,000

Total contributions	750,000	—	—	—	750,000

Balance at 31 December 2012	4,231,840	74	—	(1,948,728)	2,283,186

Balance at 1 January 2013	4,231,840	74	—	(1,948,728)	2,283,186
Loss for the year	—	—	—	(1,557,127)	(1,557,127)
Other comprehensive income	—	—	(19)	—	(19)

Total comprehensive income	—	—	(19)	(1,557,127)	(1,557,146)

Capital injection from investors	1,700,000	50	—	—	1,700,050

Total contributions	1,700,000	50	—	—	1,700,050

Balance at 31 December 2013	5,931,840	124	(19)	(3,505,855)	2,426,090

The notes on pages F-142 to F-167 form part of these financial statements.

Qoros Automotive Co., Ltd.

Consolidated statement of cash flows

for the year ended 31 December

In thousands of RMB	Note	2013	2012
Cash flows from operating activities
Loss for the year		(1,557,127)	(634,650)
Adjustments for:
Depreciation		34,871	15,185
Amortisation of
- intangible assets		8,940	2,583
- lease prepayments		4,413	5,072
Impairment losses on inventories		5,654	—
Net finance cost/(income)		3,264	(27,401)
Tax expense		196	—
Gain on disposal of lease prepayments		—	(10,586)

		(1,499,789)	(649,797)
Changes in:
- inventories		(172,870)	—
- other receivables		(221,610)	(184,786)
- prepayments		(86,398)	(8,969)
- trade and other payables		525,310	73,207
- deferred income		4,218	211,744

Net cash used in operating activities		(1,451,139)	(558,601)

Cash flows from investing activities
Interest received		16,479	29,180
Proceeds from disposal of available-for-sale financial assets		23,000	2,460,000
Proceeds from disposal of lease prepayment		—	258,393
Collection of pledged deposits		162,259	5,608
Acquisition of property, plant and equipment and intangible assets		(1,517,499)	(1,448,430)
Acquisition of lease prepayment		—	(220,631)
Acquisition of available-for-sale financial assets		(55,000)	(2,020,000)
Placement of pledged deposits		(296,714)	(18,536)
Development expenditures		(851,090)	(874,480)

Net cash used in investing activities		(2,518,565)	(1,828,896)

The notes on pages F-142 to F-167 form part of these financial statements.

Qoros Automotive Co., Ltd.

Consolidated statement of cash flows (continued)

for the year ended 31 December

In thousands of RMB	Note	2013	2012
Cash flows from financing activities
Capital injection from investors		1,700,050	750,000
Proceeds from borrowings		2,577,342	1,935,993
Repayment of borrowings		(369,440)	(113,427)
Interest paid		(174,782)	(37,821)
Placement of guarantee deposit		—	(100,000)

Net cash from financing activities		3,733,170	2,434,745

Net (decrease)/increase in cash and cash equivalents		(236,534)	47,248
Cash and cash equivalents at 1 January		1,094,434	1,047,186

Cash and cash equivalents at 31 December		857,900	1,094,434

The notes on pages F-142 to F-167 form part of these financial statements.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2013

Notes to the financial statements

1	Reporting entity

Qoros Automotive Co., Ltd. (“the Company”) is a sino-foreign joint equity enterprise established on 24 December 2007 in the People’s Republic of China (“PRC”) by Wuhu Chery Automobile Investment Co., Ltd (“Wuhu Chery”) and Quantum (2007) LLC. The Company’s registered office is Changshu, Jiangsu Province, PRC. The Company has a direct wholly-owned subsidiary Qoros Automotive Europe GmbH (“the Subsidiary”) incorporated in Germany in 2013. The registered capital of the Subsidiary is Euro 100 thousand. These consolidated financial statements comprise the Company and the Subsidiary (collectively the “Group” and individually “Group companies”).

The Group’s principal activities are research and development, manufacture and sale of automobiles and related fittings and spare parts.

2	Basis of preparation

(a)	Basis of accounting

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), which collective terms includes International Accounting Standards and related interpretations, promulgated by the International Accounting Standards Board (“IASB”). They were authorised for issue by the Company’s board of directors.

(b)	Going concern basis of accounting

The Group had net current liabilities of approximately RMB 1,996 million as at 31 December 2013.

The management have given careful consideration to the future liquidity of the Group and its available sources of finance in assessing whether the Group will have sufficient financial resources to continue as a going concern.

Based on the Group’s 2013 business plan, cash flow forecast and unutilised bank loan facilities, the directors believe the Group will generate sufficient cash flows to meet its liabilities as and when they fall due in the next twelve months. In preparing the cash flow forecast, the directors took into account the further capital injection being planned by the Group’s investors and the further loan facilities expected from banks. The directors believe that the investors and banks will continue to provide support to the Group. Therefore, they are of the opinion that the assumptions which are included in the cash flow forecast are reasonable. Accordingly, the consolidated financial statements have been prepared on a going concern basis. If for any reason the Group is unable to continue as a going concern, then this could have an impact on the Group’s ability to realise assets at their recognized values and to extinguish liabilities in the normal course of business at the amounts stated in the consolidated financial statements.

(c)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except that the financial instruments classified as available-for-sale are measured at their fair value (see note 4 (l)(ii)).

(d)	Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to the entity (“functional currency”). These financial statements are presented in Renminbi (“RMB”, the “presentation currency”), which is also the functional currency of the Company. All financial information presented in RMB has been rounded to the nearest thousand except otherwise stated.

3	Change in accounting policy

Except for the changes below, the Group has consistently applied the accounting policies to all periods presented in these consolidated financial statements.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2013

Notes to the financial statements

3	Change in accounting policy (continued)

The Group has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with a date of initial application of 1 January 2013.

•	IFRS 13 Fair Value Measurement (see (i))

•	Presentation of Items of Other Comprehensive Income (Amendments to IAS 1) (see (ii))

(i)	Fair value measurement

IFRS 13 establishes a single framework for measuring fair value and making disclosures about fair value measurements, when such measurements are required or permitted by other IFRSs. In particular, it unifies the definition of fair value as the price at which an orderly transition to sell an asset or to transfer a liability would take place between market participants at the measurement date. It also replaces and expands the disclosure requirements about fair value measurements in other IFRSs, including IFRS 7 Financial instruments: Disclosures. Some of these disclosures are specifically required in consolidated financial statements for financial instruments; accordingly, the Group has included additional disclosures in this regard (see Note 17 and 25 (d)).

In accordance with the transitional provisions of IFRS 13, the Group has applied the new fair value measurement guidance prospectively, and has not provided any comparative information for new disclosures. Notwithstanding the above, the change had no significant impact on the measurements of the Group’s assets and liabilities.

(ii)	Presentation of items of other comprehensive income

As a result of the amendments to IAS 1, the Group has modified the presentation of items of other comprehensive income in its consolidated statement of profit or loss and other comprehensive income, to present separately items that would be reclassified to profit or loss from those that would never be. Comparative information has been re-presented accordingly.

The adoption of the amendment to IAS1 has no impact on the recognized assets, liabilities and comprehensive income of the Group.

4	Significant accounting policies

The accounting polices set out below have been applied consistently to all periods presented in these financial statement.

(a)	Basis of consolidation

(i)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(ii)	Loss of control

When the Group loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related non-controlling interests and other components of the entity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

(iii)	Transaction eliminated on consolidation

Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated. Unrealised gains arising from transactions with equity-

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2013

Notes to the financial statements

4	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(iii)	Transaction eliminated on consolidation (continued)

accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(b)	Revenue

(i)	Sale of goods

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of value-added tax (“VAT”) or other sales taxes, returns or allowances, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the customers, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

(ii)	Rendering of services

The Group recognizes revenue from services rendered in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed based on surveys of work performed.

(iii)	Rental income

Rental income from operating leases is recognized as revenue on a straight-line basis over the term of the lease. Lease incentives granted are recognized as an integral part of the total rental income, over the term of the lease.

(c)	Government grants

Government grants are initially recognized as deferred income at fair value if there is reasonable assurance that they will be received and the Group will comply with the conditions associated with the grant. Grants that compensate the Group for the cost of an asset are recognized in profit or loss as other income on a systematic basis over the useful life of the asset.

Grants that compensate the Group for expenses incurred are recognized in profit or loss on a systematic basis in the periods in which the expenses are recognized.

(d)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets) and gains on the disposal of available-for-sale financial assets.

Finance costs comprise interest expense on borrowings and losses on disposal of available-for-sale financial assets.

Interest income is recognized using the effective interest method. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2013

Notes to the financial statements

4	Significant accounting policies (continued)

(e)	Foreign currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Group companies at exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated to the functional currency at the exchange rate when the fair value was determined. Foreign currency differences are generally recognized in profit or loss, except for foreign currency differences arising from the translation of available-for-sale equity investments which are recognized in other comprehensive income (except on impairment, in which case foreign currency differences that have been recognized in other comprehensive income are reclassified to profit or loss). Non-monetary items that are measured based on historical cost in a foreign currency are not translated.

(ii)	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into RMB at exchange rates at the reporting date. The income and expenses of foreign operations are translated into RMB at the exchange rates at the dates of the transactions.

Foreign currency differences are recognized in other comprehensive income and accumulated in the translation reserve.

(f)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligations to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(ii)	Contributions to defined contribution retirement plans in the PRC

Contributions to local retirement schemes pursuant to the relevant labour rules and regulations in the PRC are recognized as an expense in profit or loss as incurred.

(g)	Income tax

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2013

Notes to the financial statements

4	Significant accounting policies (continued)

(g)	Income tax (continued)

(ii)	Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•	temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

•	taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if certain criteria are met.

(h)	Inventories

Inventories are measured at the lower of cost and net realisable value. The cost of inventories is based on the first-in, first-out principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred to bring them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes direct labour and an appropriate share of production overheads based on normal operating capacity.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(i)	Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the followings:

•	the cost of materials and direct labour;

•	any other costs directly attributable to bringing the assets to a working condition for their intended use;

•	when the Group has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located; and

•	capitalised borrowing costs.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2013

Notes to the financial statements

4	Significant accounting policies (continued)

(i)	Property, plant and equipment (continued)

(i)	Recognition and measurement (continued)

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Any gain or loss on disposal of an item of property, plant and equipment (calculated as the difference between the net proceeds from disposal and the carrying amount of the item) is recognized in profit or loss.

(ii)	Subsequent costs

Subsequent expenditure is capitalised only when it is probable that the future economic benefits associated with the expenditure will flow to the Group. Ongoing repairs and maintenance is expensed as incurred.

(iii)	Depreciation

Items of property, plant and equipment are depreciated from the date that they are installed and are ready for use, or in respect of internally constructed assets, from the date that the asset is completed and ready for use.

Except for toolings, depreciation is calculated to write off the cost of items of property, plant and equipment less their estimated residual values using the straight-line basis over their estimated useful lives and is generally recognized in profit or loss. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. No depreciation is provided on construction in progress. The estimated useful lives of property, plant and equipment are as follows:

• Buildings	30 years
• Equipment	3-20 years
• Leasehold improvements	3 years

Toolings are depreciated on a systematic basis based on the quantity of related products produced.

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(j)	Intangible assets

(i)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalised only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalised includes the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and capitalised borrowing costs. Other development expenditure is recognized in profit or loss as incurred.

Capitalised development expenditure is measured at cost less accumulated amortisation and accumulated impairment losses.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2013

Notes to the financial statements

4	Significant accounting policies (continued)

(j)	Intangible assets (continued)

(ii)	Other intangible assets

Other intangible assets that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortisation and any accumulated impairment losses.

(iii)	Subsequent expenditure

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

(iv)	Amortisation

Amortisation is calculated to write off the cost of intangible assets less their estimated residual values from the date they are available for use using the straight-line method over their estimated useful lives or other systematic basis, and is generally recognized in profit or loss.

Except for capitalised development costs, the estimated useful lives of intangible assets are as follows:

• Software	10 years

Capitalised development costs are amortised on a systematic basis based on the quantity of related products produced.

Amortisation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(k)	Lease prepayments

All land in PRC is state-owned and no private land ownership exists. The Group acquired the right to use certain land and the premiums paid for such right are recorded as lease prepayment. Lease prepayment is carried at historical cost less accumulated amortisation and impairment losses. Amortisation is calculated on a straight-line basis over the respective periods of the rights.

(l)	Financial instruments

(i)	Non-derivative financial assets and financial liabilities – recognition and derecognition

The Group initially recognizes loans and receivables and debt securities on the date when they are originated. All other financial assets and financial liabilities are initially recognized on the trade date.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control over the transferred assets. Any interest in such derecognized financial assets that is created or retained by the Group is recognized as a separate asset or liability.

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2013

Notes to the financial statements

4	Significant accounting policies (continued)

(l)	Financial instruments (continued)

(ii)	Non-derivative financial assets – measurement

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortised cost using the effective interest method, less any impairment losses.

Loans and receivables comprise cash and cash equivalents, pledged deposits and other receivables.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale or are not classified as loans and receivables, held-to maturity investments, or financial assets at fair value through profit or loss. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on debt instruments, are recognized in other comprehensive income and presented in the fair value reserve in equity. When an investment is derecognized, the gain or loss accumulated in equity is reclassified to profit or loss.

Available-for-sale financial assets represent debt securities.

(iii)	Non-derivative financial liabilities – measurement

All non-derivative financial liabilities are initially recognized at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortised cost using the effective interest method.

Other financial liabilities comprise loans and borrowings and trade and other payables.

(m)	Impairment

(i)	Non-derivative financial assets

Financial assets not classified as at fair value through profit or loss are assessed at each reporting date to determine whether there is objective evidence of impairment. A financial asset is impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, and that loss event(s) had an impact on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired includes:

•	default or delinquency by a debtor;

•	restructuring of an amount due to the Group on terms that the Group would not consider otherwise;

•	indications that a debtor or issuer will enter bankruptcy;

•	adverse changes in the payment status of borrowers or issuers;

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2013

Notes to the financial statements

4	Significant accounting policies (continued)

(m)	Impairment (continued)

(i)	Non-derivative financial assets (continued)

•	the disappearance of an active market for a security;

•	observable date indicating that there is measureable decrease in expected cash flows from a group of financial assets.

Financial assets measured at amortised costs

The Group considers evidence of impairment for these assets at both an individual asset and a collective level. All individually significant assets are individually assessed for impairment. Those found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Assets that are not individually significant are collectively assessed. Collective assessment is carried out by grouping together loans and receivables with similar risk characteristics.

In assessing collective impairment, the Group uses historical trends of the probability of default, the timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss of an asset is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against the asset. When the Group considers that there are no realistic prospects of recovery of the asset, the relevant amounts are written off. If the amount of impairment loss subsequently decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss is reversed through profit or loss.

Available-for-sale financial assets

Impairment losses on available-for-sale financial assets are recognized by reclassifying the loss accumulated in the fair value reserve in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortisation, and the current fair value, less any impairment losses recognized previously in profit or loss. If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed through profit or loss. Otherwise, it is reversed through other comprehensive income.

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets (other than inventories) are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. In addition, intangible assets that are not yet available for use are tested annually for impairment. An impairment loss is recognized if the carrying amount of an asset or its related cash-generating unit (CGU) exceeds its estimated recoverable amount.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2013

Notes to the financial statements

4	Significant accounting policies (continued)

(m)	Impairment (continued)

(ii)	Non-financial assets (continued)

Impairment losses are recognized in profit or loss.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognized.

(n)	Warranty costs

A provision for warranties is recognized when the underlying products or services are sold, based on historical warranty data and a weighting of possible outcomes against their associated probabilities.

(o)	Provision and contingent liabilities

Provisions are recognized for other liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(p)	Leases

(i)	Determining whether an arrangement contains a lease

At inception of an arrangement, the Group determines whether the arrangement is or contains a lease.

At inception or on reassessment of an arrangement that contains a lease, the Group separates payments and other consideration required by the arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a finance lease that it is impracticable to separate the payments reliably, then an asset and a liability are recognized at an amount equal to the fair value of the underlying asset. Subsequently, the liability is reduced as payments are made and an imputed finance cost on the liability is recognized using the Group’s incremental borrowing rate.

(ii)	Leased assets

Assets held by the Group under leases which transfer to the Group substantially all of the risks and rewards of ownership are classified as finance leases. The leased assets are measured initially at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset.

Assets held under other leases are classified as operating leases and are not recognized in the Group’s statement of financial position.

(iii)	Lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expenses, over the term of the lease.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2013

Notes to the financial statements

4	Significant accounting policies (continued)

(p)	Leases (continued)

(iii)	Lease payments (continued)

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(q)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent or ultimate controlling shareholders.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group;

(ii)	One entity is an associate or joint venture of the other entity (or an associate of joint venture of a member of a Group of which the other entity is a member);

(iii)	Both entities are joint ventures of the same third party;

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	The entity is a post-employment benefit plan for the benefit of employees of the Group or an entity related to the Group;

(vi)	The entity is controlled or jointly controlled by a person identified in (a);

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity);

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(r)	New Standards and interpretation not yet adopted

Up to the date of issue of these financial statements, a number of amendments and interpretations and new standards have been issued which are not yet effective for the year ended 31 December 2013 and have not been adopted in these financial statements. These include the following which may be relevant to the Group.

Effective annual financial periods beginning on or after
• Amendments to IRFS 10, IFRS 12 and IAS 27, Investment entities	1 January 2014
• Amendments to IAS 32, Financial instruments: Presentation – Offsetting financial assets and financial liabilities	1 January 2014
• Amendments to IAS 36, Recoverable amount disclosure for non-financial assets	1 January 2014
• Amendments to IAS 39, Novation of derivatives and continuation of hedge accounting	1 January 2014
• IFRIC 21, Levies	1 January 2014
• IFRS 9, Financial Instruments	1 January 2015

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2013

Notes to the financial statements

4	Significant accounting policies (continued)

(r)	New Standards and interpretation not yet adopted (continued)

The Group is in the process of making an assessment of what the impact of these amendments and new standards is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group’s financial position and results of operations.

5	Use of estimates and judgements

In preparing these consolidated financial statements, the management has made judgements, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

(a)	Judgements

(i)	Research and development costs

Determining capitalisation of development costs involves management judgements in assessing whether a product is technically and commercially feasible, and whether the Group has sufficient resources to complete development and to use or sell the asset.

(ii)	Lease classification

Lease classification is made at the inception of the lease. Determining the lease classification involves management judgements in assessing whether all the risks and rewards incidental are substantially transferred to ownership. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

(b)	Assumptions and estimation uncertainties

(i)	Research and development costs

During the process of formulation of relevant cash flow forecasts for quantifying the future economic benefits generated from the development costs for the new product, a variety of assumptions, bases and estimations including market popularity of the products, the pricing trend of raw materials acquired, and etc. would have to be made by the management. Thus, any significant deviations from these assumptions, bases as well as estimations made by the management would have impact on determining whether the related development costs incurred should be capitalised or expensed.

(ii)	Depreciation and amortisation

Property, plant and equipment, intangible assets and lease prepayments are depreciated/amortised on a straight-line basis over the estimated useful lives or other systematic basis, after taking into account the estimated residual value. The Group reviews annually the useful life of an asset and its residual value, if any. The useful lives are based on the management’s knowledge and historical experience with similar assets and taking into account anticipated technology changes. The depreciation and amortisation expenses for future periods are adjusted if there are significant changes from previous estimates.

(iii)	Net realisable value of inventories

The management reviews the carrying amounts of the inventories at each reporting period end date to determine whether the inventories are carried at the lower of cost and net realisable value.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2013

Notes to the financial statements

5	Use of estimates and judgements (continued)

(b)	Assumptions and estimation uncertainties (continued)

(iii)	Net realisable value of inventories (continued)

Management estimates the net realisable value based on the current market situation and their historical experience on similar inventories. Any change in the assumptions would increase or decrease the amount of inventories write-down or the related reversals of write-downs and affect the Group’s net asset value.

(iv)	Impairment for non-current assets

If circumstances indicate that the carrying value of property, plant and equipment, lease prepayments, intangible assets may not be recoverable, their recoverable amounts are estimated. An impairment loss is recognized when the recoverable amount has declined below the carrying amounts in accordance with IAS 36, “Impairment of assets.” In addition, for intangible assets that are not yet available for use, the recoverable amount is estimated annually whether or not there is an indication of impairment.

Determining the recoverable amount requires an estimation of the fair value less costs of disposal or the value in use of these assets or the CGU to which these assets belong. It is difficult to precisely estimate fair value of these assets because quoted market prices for most of these assets are not readily available. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgment relating to level of sales volume, sales revenue and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sales volume, sales revenue and amount of operating costs.

(v)	Deferred taxation

Determining recognition of deferred tax assets in respect of accumulated tax losses and deductible temporary differences involves judgement on whether it is probable that future taxable profits against which these losses can be utilised within the unexpired period and which the temporary differences can be deducted under current tax legislation will be available. In assessing the need to recognize a deferred tax asset, management considers all available evidence, including projected future taxable income, tax planning strategies, historical taxable income, and the expiration period of the losses carried forward.

6	Revenue

In thousands of RMB	2013	2012
Sales of goods	7,416	—
Income from operating lease	5,719	—

Total	13,135	—

7	Research and development expenses

Research and development expenses are the expenses incurred for the research and development activities of car platform and models as follows:

In thousands of RMB	2013	2012
CF1X	145,440	274,473
CF11	41,492	1,663
CF14 and CF14K	3,807	801
CF16	195,043	65,571
CF18	22,414	—
BF	—	—

Total	408,196	342,508

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2013

Notes to the financial statements

8	Selling and distribution expenses

In thousands of RMB	2013	2012
Advertising	130,860	—
Marketing and promotion	73,166	—
Consulting fees	34,379	—
Personnel expenses	19,243	—
Others	12,048	—

Total	269,696	—

9	Administration expenses

In thousands of RMB	2013	2012
Personnel expenses	336,003	202,765
Consulting fees	280,749	13,451
Office expenses	57,649	19,876
Depreciation and amortisation	33,666	22,758
Rental expenses	41,028	24,763
Travelling expenses	17,691	12,326
Low-valued consumables	17,877	982
Others	80,150	44,137

Total	864,813	341,058

10	Loss before income tax

Loss for the year is arrived at after charging/(crediting):

In thousands of RMB	2013	2012
(a) Net finance (cost)/income:
Interest income from available-for-sale financial assets	2,079	5,158
Interest income from bank deposits	16,046	22,243
Net foreign exchange gain	—	10,602

Finance income	18,125	38,003

Net foreign exchange loss	(7,801)	—
Interest expense	(21,389)	—

Finance costs	(29,190)	—

Net finance (cost)/income	(11,065)	38,003

Interest expenses of RMB 192,066 thousand (2012: RMB 42,840 thousand) incurred on borrowings were capitalised in property, plant and equipment and intangible assets (see Note 12 and 13).

(b) Personnel expenses:

Contributions to defined contribution retirement plan	(21,498)	(9,545)
Salaries, wages and other benefits	(341,341)	(193,220)

	(362,839)	(202,765)

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2013

Notes to the financial statements

10	Loss before income tax (continued)

(c) Other items:

Amortisation
- lease prepayments	(4,413)	(5,072)
- intangible assets	(8,940)	(2,583)

	(13,353)	(7,655)

Depreciation
- property, plant and equipment	(34,871)	(15,185)

Operating lease charges
- hire of office rentals	(45,006)	(24,763)
- hire of cars	(4,312)	(4,870)

	(49,318)	(29,633)

Write down of inventory to the net realisable value	(5,654)	—

11	Income taxes

(a)	Amounts recognized in profit or loss

In thousands of RMB	2013	2012
Current tax expense – Germany Income Tax
Current year	196	—

The Company is subject to PRC statutory corporate income tax rate of 25% (2012: 25%).

(b)	Reconciliation of effective tax rate

In thousands of RMB	2013	2012
Loss before tax	(1,556,931)	(634,650)
Income tax credit at the applicable PRC income tax rate of 25%	(389,233)	(158,663)
Effect of tax rate differential	15	—
Effect of tax losses not recognized	314,590	28,587
Effect of other temporary differences not recognized	40,735	129,606
Non-deductible expenses	34,089	470

Income tax expense	196	—

(c)	Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items because it is not probable that future taxable profit will be available against which the Company can utilise the benefits therefrom:

In thousands of RMB	31 December 2013	31 December 2012	1 January 2012
Tax losses	1,690,380	516,085	401,739
Other temporary differences	1,761,674	1,598,735	1,080,311

Total	3,452,054	2,114,820	1,482,050

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2013

Notes to the financial statements

11	Income taxes (continued)

(c)	Unrecognized deferred tax assets (continued)

Under current PRC corporate income tax laws and relevant rules, the above tax losses will expire in the following years, if unused:

In thousands of RMB	As at 31 December
	2013	2012
2013	—	84,064
2014	51,523	51,523
2015	92,479	92,479
2016	173,673	173,673
2017	114,346	114,346
2018	1,258,359	—

Total	1,690,380	516,085

12	Property, plant and equipment

In thousands of RMB	Leasehold improvements	Equipment	Building	Construction in progress	Total
Cost
Balance at 1 January 2012	8,048	29,827	—	287,438	325,313
Additions	3,235	26,764	—	1,362,287	1,392,286
Transfer	—	2,686	—	(19,104)	(16,418)

Balance at 31 December 2012	11,283	59,277	—	1,630,621	1,701,181
Additions	6,793	—	—	2,182,562	2,189,355
Transfer	—	1,509,771	1,258,439	(2,865,566)	(97,356)
Disposal	—	(239)	—	—	(239)

Balance at 31 December 2013	18,076	1,568,809	1,258,439	947,617	3,792,941

Depreciation
Balance at 1 January 2012	(5,150)	(9,781)	—	—	(14,931)
Depreciation for the year	(3,489)	(11,696)	—	—	(15,185)

Balance at 31 December 2012	(8,639)	(21,477)	—	—	(30,116)
Depreciation for the year	(3,323)	(26,032)	(5,516)	—	(34,871)
Written off on disposal	—	236	—	—	236

Balance at 31 December 2013	(11,962)	(47,273)	(5,516)	—	(64,751)

Carrying amount
Balance at 1 January 2012	2,898	20,046	—	287,438	310,382

Balance at 31 December 2012	2,644	37,800	—	1,630,621	1,671,065

Balance at 31 December 2013	6,114	1,521,536	1,252,923	947,617	3,728,190

Leased	plant and machinery

The Group leases a data centre and computers under a finance lease agreement. As at 31 December 2013, the net carrying amount of leased plant and equipment was RMB 3,719 thousand (31 December 2012: RMB 4,876 thousand, 1 January 2012:10,937 thousand).

The Group leases pressing machinery as a lessor under operating leases. As at 31 December 2013, the net carrying amount of leased machinery was RMB 90,776 thousand (31 December 2012 and 1 January 2012: nil).

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2013

Notes to the financial statements

12	Property, plant and equipment (continued)

Property,	plant and equipment under construction

Included in additions of construction in progress is an amount of RMB 112,303 thousand representing borrowing costs capitalised during 2013 (2012: 21,689 thousand), using a capitalisation rate of 4.64% per annum (2012: 1.88%).

As at 31 December 2013 and 2012, all equipment, properties and construction in progress were pledged to bank as security for a consortium financing agreement. (see Note 21)

13	Intangible assets

In thousands of RMB	Software	Development costs	Total
Cost
Balance at 1 January 2012	24,945	361,484	386,429
Additions	2,052	869,472	871,524
Transfer from construction in progress	16,418	—	16,418

Balance at 31 December 2012	43,415	1,230,956	1,274,371
Additions	13,611	2,051,066	2,064,677
Transfer from construction in progress	97,356	—	97,356

Balance at 31 December 2013	154,382	3,282,022	3,436,404

Amortisation
Balance at 1 January 2012	(948)	—	(948)
Amortisation for the year	(2,583)	—	(2,583)

Balance at 31 December 2012	(3,531)	—	(3,531)
Amortisation for the year	(6,527)	(2,413)	(8,940)

Balance at 31 December 2013	(10,058)	(2,413)	(12,471)

Carrying amount
Balance at 1 January 2012	23,997	361,484	385,481

Balance at 31 December 2012	39,884	1,230,956	1,270,840

Balance at 31 December 2013	144,324	3,279,609	3,423,933

The amortisation of software and capitalised development cost is included in administration expenses and cost of sales in the consolidated statement of profit or loss and other comprehensive income.

See Note 24 for payables for research and development activities as at reporting date.

Included in capitalised development costs is an amount of RMB 79,763 thousand representing borrowing costs capitalised during 2013, (2012: 21,151 thousand), using a capitalisation rate of 4.64% (2012: 1.88%).

Impairment tests for intangible asset not yet available for use are performed annually. Management estimates the recoverable amount of the cash-generating unit (CGU) to which these intangible assets belong as at 31 December 2013 and 2012. As the recoverable amount of the CGU was higher than its carrying value at the respective year end, no impairment loss has been recognized.

14	Lease prepayments

In thousands of RMB	2013	2012
Cost
Balance at 1 January	220,631	268,729
Addition for the year	—	220,631
Disposal for the year	—	(268,729)

Balance at 31 December	220,631	220,631

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2013

Notes to the financial statements

14	Lease prepayments (continued)

In thousands of RMB	2013	2012
Amortisation
Balance at 1 January	(3,677)	(19,527)
Amortisation for the year	(4,413)	(5,072)
Written back on disposal	—	20,922

Balance at 31 December	(8,090)	(3,677)

Carrying amount
Balance at 1 January	216,954	249,202

Balance at 31 December	212,541	216,954

As at 31 December 2013 and 2012, the Group’s lease prepayments represented the lease prepayments of land use rights located in Changshu, Jiangsu Province. Such lease prepayments were pledged to bank as security for a consortium financing agreement (see Note 21).

Lease prepayments of land use right located in Wuhu, Anhui Province with a carrying amount of RMB 247,807 thousand were disposed of in June 2012, resulting in a gain on disposal of RMB 10,586 thousand, which is included in “other income” in the consolidated statement of profit or loss and other comprehensive income for the year ended 31 December 2012.

15	Other receivables

In thousands of RMB	31 December 2013	31 December 2012	1 January 2012
Value-added tax recoverable	428,845	205,095	24,677
Deposits	72,940	70,489	6,951
Deferred expenses	40,607	45,384	—
Receivables due from employees	36,810	40,766	46,358
Receivables due from related parties 28(c)	1,325	1,796	757
Others	8,829	2,569	4,349

	589,356	366,099	83,092
Less: allowance for doubtful debts	(396)	(396)	(396)

	588,960	365,703	82,696

Non-current	106,239	118,429	31,020
Current	482,721	247,274	51,676

	588,960	365,703	82,696

16	Inventories

In thousands of RMB	31 December 2013	31 December 2012	1 January 2012
Raw materials and consumables	34,112	—	—
Work in progress	28,465	—	—
Finished goods	104,639	—	—

Total	167,216	—	—

In 2013, raw materials and consumables, and changes in work in progress and finished goods included in “cost of sales” amounted to RMB 12,840 thousand.

As at 31 December 2013 inventories of RMB 104,639 thousand were written down to net realisable value (31 December 2012 and 1 January 2012: nil).

The write-down was included in “cost of sales.”

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2013

Notes to the financial statements

17	Available-for-sale financial assets

As at 31 December 2013, Available-for-sale financial assets represent a principal guaranteed short-term investment with a bank in the PRC. This investment has expected but not guaranteed returns at 3.60% per annum.

Available-for-sale financial assets of RMB 100 million as at 1 January 2012 represented the short-term investments (maturity period within 3 months) which were issued by a licensed trust company in the PRC.

The remaining balance of available-for sale financial assets of RMB 340 million as at 1 January 2012 represented the investment in debt instruments with maturity periods within one month.

The fair value of available-for-sale financial assets is determined by reference to quoted prices from the bank on similar financial products at the reporting date.

18	Pledged deposits

Bank deposits of RMB 193,136 thousand (31 December 2012: RMB 58,681 thousand, 1 January 2012: 45,753 thousand) have been pledged as security for bank guarantees and a letter of credit facility. The pledge in respect of the bank deposits will be released with the expiration of the relevant bank guarantees and the letter of credit facilities.

19	Cash and cash equivalents

In thousands of RMB	31 December 2013	31 December 2012	1 January 2012
Bank deposits with maturity of 3 months or less	82,970	—	—
Cash at bank	774,930	1,094,434	1,047,186

	857,900	1,094,434	1,047,186

20	Paid-in capital

In thousands of RMB	31 December 2013	31 December 2012	1 January 2012
Wuhu Chery	2,965,920	2,115,920	1,740,920
Quantum (2007) LLC.	2,965,920	2,115,920	1,740,920

	5,931,840	4,231,840	3,481,840

21	Loans and borrowings

In thousands of RMB	31 December 2013	31 December 2012	1 January 2012
Denominated in:
RMB	3,673,000	1,883,000	80,000
USD	379,715	19,566	—
EUR	57,753	—	—

	4,110,468	1,902,566	80,000

Non-current	2,856,000	1,632,000	—
Current	1,254,468	270,566	80,000

	4,110,468	1,902,566	80,000

Current loans and borrowings represented bank loans with maturity period within one year with the interest rate from 1.28% to 6.89%.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2013

Notes to the financial statements

21	Loans and borrowings (continued)

On 23 July 2012, the Company entered into a consortium financing arrangement with a group of banks. Under the arrangement, the Company can draw down loans in either RMB or USD, up to an aggregate maximum principal amount of RMB 3 billion. The RMB loan bears the 5-year interest rate quoted by the People’s Bank of China from time to time and the USD loan bears interest rate of LIBOR+4.8% per annum. The repayment schedule of loans is based on the instalments schedule as set out in the agreement within 10 years from the first draw down date. The arrangement was secured by the Group’s land use right, equipment, properties and construction in progress and was guaranteed by Wuhu Chery and Changshu Port Development and Construction Co., Ltd (“CPDC”) respectively. Each party provides the guarantee to an aggregate principal amount of no more than RMB 1.5 billion or its equivalent. The guarantee from Wuhu Chery and CPDC are several but not joint. In connection with Wuhu Chery’s guarantee, Israel Corporation Ltd. provided a counter-guarantee up to the aggregate principal amount of no more than RMB 750 million or its equivalent. In connection with CPDC’s guarantee, the Company made a guarantee deposit of RMB 100 million to CPDC and Wuhu Chery also entered into an agreement to provide a counter-guarantee to CPDC in September 2012. The guarantee deposit was recorded as deferred expenses at the amortised cost.

As at 31 December 2013 and 2012, the Company had drawn down RMB loans of RMB 2,856 million and RMB 1,632 million respectively, with the interest rate of 6.55%.

The loans are repayable within 10 years from 23 July 2012. The first repayment date is set as 36 months after the first draw down date (27 July 2012). On 27 July 2015 and every 6 months after the preceding repayment date, the Group should repay by instalment based on the following schedule:

Repayment of loan principal as a % of the outstanding loan balance on 23 July 2015
27 July 2015	1.667%
27 January 2016	1.667%
27 July 2016	1.667%
27 January 2017	6.667%
27 July 2017	6.667%
Remaining	81.665%

The loans drawn down from the consortium financing arrangement contains financial related covenants. In 2013 the Company obtained a confirmation from the banks that compliance of the financial covenants is not required for 2013 and 2014. After the Company enters into continuous and sustained operating period, a request for adjustment of the financial covenants, as necessary, can be submitted to the syndicated loan group for consideration.

On 29 November 2012, the Group entered into a working capital loan arrangement with a PRC commercial bank. Under this arrangement, the Group can draw down loans in RMB to an aggregate maximum principal amount of RMB 800 million. The arrangement is unsecured and unguaranteed. The loan bears 1~3-year interest rate quoted by the People’s Bank of China and is adjusted annually after the first draw down date (24 April 2013).

As at 31 December 2013, the Company had drawn down loans of RMB 160 million with the interest rate of 6.15%. The loan is repayable in 3 years after the first draw down date (24 April 2013), and was divided into four instalments which are repayable in May 2014, November 2014, May 2015 and November 2015 respectively. The loan contains financial covenants.

As at 31 December 2013, the Group had unutilised loan facilities of RMB 784 million.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2013

Notes to the financial statements

22	Finance lease liabilities

As at 31 December 2013, 2012 and 1 January 2012, the Group had obligations under finance leases repayable as follows:

	31 December 2013		31 December 2012		1 January 2012
	Present value of the minimum lease payments RMB’000	Total minimum lease payments RMB’000	Present value of the minimum lease payments RMB’000	Total minimum lease payments RMB’000	Present value of the minimum lease payments RMB’000	Total minimum lease payments RMB’000
Within 1 year	1,567	1,629	5,350	5,522	5,490	6,025

After 1 year but within 2 years	1,599	1,630	—	—	5,350	5,522
After 2 years but within 5 years	652	655	—	—	—

	2,251	2,285	—	—	5,350	5,522

	3,818	3,914	5,350	5,522	10,840	11,547

Less: total future interest expenses		(96)		(172)		(707)

Present value of finance lease liabilities		3,818		5,350		10,840

23	Deferred income

In November 2012, the Group received RMB 213.5 million from the Management Committee of Changshu Economic & Technology Development Zone, as a result of the Group’s investment in the Development Zone. Such government grant was initially recognized as “deferred income” upon receipt and is amortised over the Group’s expected remaining period of operation.

24	Trade and other payables

In thousands of RMB	31 December 2013	31 December 2012	1 January 2012
Trade payables	219,102	—	—
Other payables for
-research and development activities	1,343,524	223,311	275,034
-property, plant and equipment	511,827	143,414	34,569
-services	301,100	52,735	8,052
Accrued payroll	104,702	57,727	20,702
Interest payable	40,856	2,183	—
Others	29,966	17,351	9,945

	2,551,077	496,721	348,302

All the balances are repayable on demand or within 3 months.

25	Financial risk management and fair values of financial instruments

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group’s business.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2013

Notes to the financial statements

25	Financial risk management and fair values of financial instruments (continued)

The Group’s exposure to these risks and the financial risk management policies and practice used by the Group to manage these risks are described below.

(a)	Credit risk

Credit risk is the risk of financial loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from counterparties and the Group’s deposits with banks (including available-for-sale financial assets).

The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures.

The Group limits its exposure to credit risk by investing only in liquid investment products issued by financial institutions. Management actively monitors credit ratings and given that the Group only has invested in investment products with high credit ratings, management does not expect any counterparty to fail to meet its obligations.

The carrying amounts of cash and cash equivalents, pledged deposits, other receivables and available-for-sale financial assets represent its maximum credit exposure on these assets.

(b)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and readily realisable marketable securities and adequate committed lines of funding from major financial institutions and/or from other group companies to meet the liquidity requirements in the short and long term.

The following are the remaining contractual maturities at the end of the reporting period of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

	Contractual undiscounted cash flow					Carrying amount at balance sheet date
	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total
As at 31 December 2013
Trade and other payables	2,551,077	—	—	—	2,551,077	2,551,077
Loans and borrowings	1,474,257	258,344	1,344,938	2,127,887	5,205,426	4,110,468
Finance lease liabilities	1,629	1,630	655	—	3,914	3,818

Total	4,026,963	259,974	1,345,593	2,127,887	7,760,417	6,665,363

As at 31 December 2012
Trade and other payables	496,721	—	—	—	496,721	496,721
Loans and borrowings	393,924	106,896	831,510	1,149,499	2,481,829	1,902,566
Finance lease liabilities	5,350	—	—	—	5,350	5,350

Total	895,995	106,896	831,510	1,149,499	2,983,900	2,404,637

As at 1 January 2012
Trade and other payables	348,302	—	—	—	348,302	348,302
Loans and borrowings	85,510	—	—	—	85,510	80,000
Finance lease liabilities	5,490	5,350	—	—	10,840	10,840

Total	439,302	5,350	—	—	444,652	439,142

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2013

Notes to the financial statements

25	Financial risk management and fair values of financial instruments (continued)

(c)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

- Currency risk

The Group is exposed to currency risk on purchases relating to research and development activities, bank borrowings as well as normal productions that are denominated in currencies other than the functional currencies of Group companies. The currencies in which these transactions primarily are denominated are RMB, US dollars and Euro. The functional currency of Group companies is primarily the RMB.

In respect of monetary assets and liabilities denominated in foreign currencies, the Group’s policy is to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

Exposure to currency risk

The summary quantitative data about the Group’s exposure to currency risk as reported to the management of the Group is as follows:

EUR	31 December 2013	31 December 2012	1 January 2012
Prepayments	433	1,656	—
Trade and other payables	(11,213)	(884)	(8,840)

Net statement of financial position exposure	(10,780)	772	(8,840)

USD	31 December 2013	31 December 2012	1 January 2012
Prepayments	1,528	1,913	—
Trade and other payables	(104)	(20)	(1,050)
Loans and borrowings	(62,280)	(3,133)	—

Net statement of financial position exposure	(60,856)	(1,240)	(1,050)

The following significant exchange rates have been applied during the year:

	Average rate			Spot rate
	31 December 2013	31 December 2012	1 January 2012	31 December 2013	31 December 2012	1 January 2012
EUR	8.3683	8.2401	8.4845	8.4189	8.3176	8.1625
USD	6.1912	6.2932	6.4618	6.0969	6.2855	6.3009

A reasonably possible strengthening (weakening) of the Euro and US dollar against RMB at 31 December would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. The analysis assumes that all other variables, in particular interest rates, remain constant.

	At 31 December				1 January
	2013		2012		2012
	Strengthening RMB’000	Weakening RMB’000	Strengthening RMB’000	Weakening RMB’000	Strengthening RMB’000	Weakening RMB’000
EUR (10% movement)	(9,076)	9,076	642	(642)	(7,216)	7,216
USD (10% movement)	(37,103)	37,103	(779)	779	(662)	662

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2013

Notes to the financial statements

25	Financial risk management and fair values of financial instruments (continued)

(c)	Market risk (continued)

- Interest rate risk

Profile

The Group’s interest rate risk arises primarily from bank deposits and bank loans. The Group’s policy is to obtain the most favourable interest rates available in respect of its bank deposits. The Group has not used any derivatives to mitigate its interest rate risk exposure.

Bank deposits are with fixed interest rates ranging from 0.35%~3.25%, 0.35%~3.25% and 0.50%~3.50% per annum as at 31 December 2013, 2012 and 1 January 2012 respectively.

The Group’s interest-bearing borrowings and interest rates are set out as follows:

Interest rate		31 December 2013	31 December 2012	1 January 2012
		RMB’000	RMB’000	RMB’000
Borrowings	1.28%-6.89%	4,110,468	1,902,566	80,000

Loan interest rates are disclosed in Note 21.

Sensitivity analysis

A change of 100 basis points in interest rates would have increased or decreased equity by RMB 31,922 thousand (2012: RMB 3,356 thousand).

(d)	Fair value

The fair value of each financial instrument is categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments;

•	Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data;

•	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

At 31 December 2013, 2012 and 1 January 2012, the only financial instruments of the Company carried at fair value were available-for-sale financial assets. These instruments are measured at fair value on a recurring basis and their fair value measurements fall into Level 2 of the fair value hierarchy described above.

During the years ended 31 December 2013 and 2012, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

(e)	Capital management

The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Capital consists of paid in capital and retained earnings.

There were no changes in the Group’s approach to capital management during the year.

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2013

Notes to the financial statements

26	Operating leases

(a)	Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

In thousands of RMB	31 December 2013	31 December 2012	1 January 2012
Within 1 year	43,771	38,916	17,735
After 1 year but within 5 years	18,138	55,059	341

	61,909	93,975	18,076

(b)	Leases as lessor

The Group leases out its part of machinery.

As at 31 December, the future minimum lease payments under non-cancellable leases are receivable as follows:

In thousands of RMB	31 December 2013	31 December 2012	1 January 2012
Within 1 year	48,844	—	—
After 1 year but within 5 years	24,756	—	—

	73,600	—	—

27	Capital commitments

Capital commitments outstanding not provided for in the financial statements:

In thousands of RMB	31 December 2013	31 December 2012	1 January 2012
Contracted for	758,622	1,051,801	1,710,817
Authorised but not contracted for*	54,799	362,269	582,336

	813,421	1,414,070	2,293,153

*	The authorised but not contracted for capital commitment represented the research and development costs and construction costs for the factories in Changshu to be incurred. The Board of Directors has approved these commitments but the related written approval document is still under preparation.

28	Related parties

(a)	Parent and ultimate controlling party

As at 31 December 2013, 2012 and 1 January 2012, the Company was jointly-controlled by Wuhu Chery and Quantum (2007) LLC. Chery Automobile Co., Ltd. (“Chery Auto”) is the ultimate parent company of Wuhu Chery and Israel Corporation Ltd. is the ultimate parent company of Quantum (2007) LLC.

The following is a summary of principal related parties transactions carried out by the Group with the related parties for the year presented.

(b)	Transactions with key management personnel

In thousands of RMB	2013	2012
Salaries, benefit and contribution to the defined contribution retirement plan	13,215	10,607

Qoros Automotive Co., Ltd.

Consolidated financial statements for the year ended 31 December 2013

Notes to the financial statements

28	Related parties (continued)

(c)	Other related party transactions

The Group entered into the following material related party transactions:

In thousands of RMB	2013	2012
Rental expenses paid to Chery Auto’s subsidiary	—	62
Service fee payable to Chery Auto	12,863	3,385
Service fee payable to Shanghai SICAR Vehicle Technology Development Co., Ltd. (“SICAR”)	13,395	17,490
Purchase from Chery Auto	13,856	3,436
Travel expense paid on behalf of Chery Auto and SICAR	—	334
Other expense charged to Israel Corporation Ltd.	1,292	1,039

In addition to the above transactions, guarantees provided by Wuhu Chery and Israel Corporation Ltd. in respect of the consortium financing agreement were disclosed in Note 21.

The outstanding balances arising from the above transactions at the end of the reporting periods are as follows:

In thousands of RMB	At 31 December 2013	At 31 December 2012	At 1 January 2012
Amounts due from related parties
- other receivables from Chery Auto	75	—	—
- other receivables from Chery Auto’s subsidiary	5	5	5
- other receivables from Israel Corporation Ltd.	1,245	1,791	752

	1,325	1,796	757

- prepayments to Chery Auto	1,675	—	—
- prepayments to SICAR	2,430	—	1,559

	4,105	—	1,559

	5,430	1,796	2,316

Amounts due to related parties
- payables to Chery Auto	598	3,507	—
- payables to Chery Auto’s subsidiary	—	24	—
- payables to SICAR	2,176	19	—

	2,774	3,550	—

(d)	Relationship with the related parties under the transactions stated in 28(c) above

Name of the entities	Relationship with the Group
Wuhu Chery Car Rental Co., Ltd	Chery Auto’s subsidiary
SICAR	Joint venture invested by Chery Auto

29	Subsequent events

Capital	injection

The Company’s Board of Directors resolved in October 2013 to increase the Company’s registered capital from RMB 5,931,840 thousand to RMB 6,431,840 thousand. Capital of RMB 250,000 thousand was injected by Chery Auto on 17 January 2014 and USD 41,021 thousand was injected by Quantum (2007) LLC. on 13 January 2014 and 16 January 2014 respectively.

Shareholders	loan

In 2014, the Company’s shareholders agreed to provide shareholders loan of RMB 1 billion in total and shareholders loan agreements were signed accordingly. Loans of RMB 500 million were drawn down from Wuhu Chery in May and June 2014. Loans of USD 81.2 million, equivalent to RMB 500 million were drawn down from Quantum (2007) LLC in June 2014.

              Index to Exhibits

Exhibit Number	Description of Document

1.1**	Kenon Holdings Ltd.’s Memorandum and Articles of Association

2.1**	Form of Specimen Share Certificate for Kenon Holdings Ltd.’s Ordinary Shares

2.2**	Form of Registration Rights Agreement

4.1**	Form of Sale, Separation and Distribution Agreement, between Israel Corporation Ltd. and Kenon Holdings Ltd.

4.2**	Form of Loan Agreement, between Israel Corporation Ltd. and Kenon Holdings Ltd.

4.3**	English translation of Natural Gas Supply Agreement, dated as of January 2, 2006, as amended, among Kallpa Generación S.A., Pluspetrol Peru Corporation S.A., Pluspetrol Camisea S.A., Hunt Oil Company of Peru L.L.C. Sucursal del Peru, SK Corporation Sucursal Peruana, Sonatrach Peru Corporation S.A.C., Tecpetrol del Peru S.A.C. and Repsol Exploración Peru Sucursal del Peru

4.4**	English translation of Natural Gas Transportation Agreement, dated as of December 10, 2007, as amended, between Kallpa Generación S.A. and Transportadora de Gas del Peru S.A.

4.5**	Turnkey Engineering, Procurement and Construction Contract, dated as of November 4, 2011, among Cerro del Águila S.A., Astaldi S.p.A. and GyM S.A.

4.6**	English translation of Contract of Concession, dated October 23, 2010, as amended, between the Government of Peru and Kallpa Generación S.A., relating to the provision of electric energy services to the public

4.7**†	Joint Venture Contract, dated as of February 16, 2007, as amended, between Wuhu Chery Automobile Investment Co., Ltd. and Quantum (2007) LLC

4.8**	Form of Pledge Agreement, 2014 between Israel Corporation Ltd. and Kenon Holdings Ltd.

8.1**	List of significant subsidiaries of Kenon Holdings Ltd.

15.1	Consent of Somekh Chaikin, a Member Firm of KPMG International, Independent Registered Public Accounting Firm of Kenon Holdings Ltd.

15.2	Consent of Brightman Almagor Zohar & Co., a Member Firm of Deloitte Touche Tohmatsu, independent auditor of Tower Semiconductor Ltd.

15.3	Consent of Baker Tilly Virchow Krause, LLP, independent auditor of Petrotec AG

15.4	Consent of KPMG Huazhen (Special General Partnership), independent auditor of Qoros Automotive Co., Ltd.

99.1**	Item 8.A.4 of Form 20-F Waiver Request and Representations

*	To be filed by amendment.
**	Previously filed.
†	Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Exchange Act. Omitted information has been filed separately with the SEC.